Form 20-F
period 2019-12-31
GSX Techedu Inc.
filed 2020-04-03
CIK 1768259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-38923

GSX Techedu Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower C, Beyondsoft Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

(Address of principal executive offices)

Nan Shen, Chief Financial Officer

E-mail: shennan@baijiahulian.com

Tower C, Beyondsoft Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

Telephone: +86 10 8282-6826

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, every three representing two Class A ordinary shares, par value US$0.0001 per share	GSX	New York Stock Exchange
Class A ordinary shares,		New York Stock Exchange
par value US$0.0001 per share*

(1)

*Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, every three American depositary shares representing two Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 159,097,050 ordinary shares outstanding, being the sum of 85,791,762 Class A ordinary shares and 73,305,288 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, every three of which represent two Class A ordinary shares;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•	“courses” refer to our courses that are charged not less than RMB9.90 per course in fees;

•

“gross billings” for a specific period are to the total amount of cash received for the sale of course offerings and membership fees from teachers on our online platform in such period, net of the total amount of refunds in such period;

•

“GSX,” “we,” “us,” “our company” and “our” are to GSX Techedu Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•	“NYSE” are to the New York Stock Exchange;

•	“our VIE” or “Beijing BaiJiaHuLian” are to Beijing BaiJiaHuLian Technology Co., Ltd.;

•	“our WFOE” or “Beijing Lexuebang” are to Beijing Lexuebang Network Technology Co., Ltd.;

•	“paid courses” are to our courses that are charged not less than RMB99.00 per course in fees;

•

“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“total enrollments” for a certain period are to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our ability to retain and increase the number of students and expand our service offerings;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	97,580	397,306	2,114,855	303,780
Cost of revenues(1)	(25,023)	(142,753)	(535,912)	(76,979)

Gross profit	72,557	254,553	1,578,943	226,801

Operating expenses
Selling expenses(1)	(75,325)	(121,518)	(1,040,906)	(149,517)
Research and development expenses(1)	(52,451)	(74,050)	(212,197)	(30,480)
General and administrative expenses(1)	(37,208)	(39,831)	(110,106)	(15,816)
Total operating expenses	(164,984)	(235,399)	(1,363,209)	(195,813)
(Loss) income from operations	(92,427)	19,154	215,734	30,988
Interest income	189	2,193	8,861	1,273
Realized gains from investments	—	—	11,395	1,637
Other income	2,004	495	6,462	929
Other expenses	(50)	(445)	(213)	(31)
Impairment loss on equity method investment	(1,070)	—	—	—

(Loss) income before provision for income tax and (loss) income from equity method investments	(91,354)	21,397	242,239	34,796

Income tax benefits (expenses)	4,620	(2,616)	(16,957)	(2,435)
(Loss) income from equity method investments	(221)	869	1,348	194

Net (loss) income	(86,955)	19,650	226,630	32,555

Series A convertible redeemable preferred shares redemption value accretion	(38,930)	(38,930)	(16,772)	(2,409)
Undistributed earnings allocated to the participating preferred shares	—	—	(21,698)	(3,117)

Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(125,885)	(19,280)	188,160	27,029

Net (loss) income per ordinary share
Basic	(1.36)	(0.21)	1.42	0.20
Diluted	(1.36)	(0.21)	1.35	0.19
Weighted average shares used in net (loss) income per share
Basic	92,224,998	92,224,998	132,400,941	132,400,941
Diluted	92,224,998	92,224,998	139,477,898	139,477,898

Notes:

(1)	Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	3	283	16,504	2,371
Selling expenses	373	429	5,606	805
Research and development expenses	276	782	16,357	2,350
General and administrative expenses	5,136	4,423	21,770	3,127

Total	5,788	5,917	60,237	8,653

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	19,294	33,259	73,967	10,625
Short-term investments	7,974	197,991	1,473,452	211,648
Total current assets	52,345	280,801	1,808,901	259,832
Long-term investments	7,604	5,221	1,188,286	170,687
Total assets	103,213	338,203	3,394,532	487,594

Current liabilities	155,013	355,912	1,637,250	235,176
Total liabilities	155,500	364,682	1,837,177	263,894

Total mezzanine equity	427,130	466,060	—	—
Total shareholders’ (deficit) equity	(479,417)	(492,539)	1,557,355	223,700

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(49,643)	241,869	1,285,054	184,588
Net cash used in investing activities	(10,140)	(198,720)	(2,504,566)	(359,759)
Net cash generated from (used in) financing activities	56,531	(29,193)	1,246,065	178,986

Effect of exchange rate changes	(40)	9	14,155	2,033
Net (decrease) increase in cash and cash equivalents	(3,292)	13,965	40,708	5,848
Cash and cash equivalents at beginning of year	22,586	19,294	33,259	4,777

Cash and cash equivalents at end of year	19,294	33,259	73,967	10,625

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our current business model focusing on providing online live large-classes. We transitioned from a membership-based service platform connecting teaching staff and students to our current business model in March 2017. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an internet-based education business, such as building and managing reliable and secure IT systems and infrastructure, addressing regulatory compliance and uncertainty, engaging, training and retaining high quality employees such as our teaching staff and IT support staff, and improving and expanding our education content offering. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If we are not able to continue to attract students to purchase our course packages and to increase the spending of our students, our business and prospects will be materially and adversely affected.

Our ability to continue to attract students to purchase our course packages and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to engage, train and retain high quality teaching staff, continue to develop, adapt or enhance quality of our course offerings to meet the evolving demands of our existing or prospective students, and effectively market our course offerings and enhance our brand awareness to a broader base of prospective students. We may not always be able to meet our students’ expectations in terms of academic performance due to a variety of reasons, many of which are outside of our control. We may face student dissatisfaction due to our students’ perceptions of our failure to help them achieve their anticipated academic goals, our students’ overall dissatisfaction with the quality of our education content offerings and our teaching staff, as well as changing views of the value of the diplomas, degrees and qualifications they are pursuing through taking our courses. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages and to increase the spending of our students, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in recent years. Our rapid growth has placed, and will continue to place, a significant strain on our demand for more teaching staff and IT support staff, administrative and operating infrastructure, educational content development, sales and marketing capacities, facilities and other resources. To maintain our growth, we need to continue to attract more students, scale up our education content offerings, increase our educational content development professionals and employees of other functions, as well as strengthen our technology and infrastructure, such as our live broadcasting technology and BOSS system. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students and teaching staff in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) effectively recruit, train, retain and motivate a large number of new employees, particularly our teaching staff, IT support staff and educational content development professionals; (ii) continue to improve our operational, financial and management controls and efficiencies; (iii) successfully implement enhancements and improvements to the systems and infrastructures; (iv) improve education contents to make them appealing to existing and prospective students, particularly K-12 students; (v) maintain and increase our paid course enrollments; (vi) improve our sales and marketing efficiency; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected.

We have adopted a dual-teacher system, comprised of high quality instructors and professional tutors. Our teaching staff is critical to the learning experience of our students and our reputation. We seek to engage high quality teaching staff with strong education background and teaching skills. We must provide competitive pay and offer attractive career development opportunities to attract and retain them. We must also provide ongoing training to our teaching staff to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new education content, we may need to engage additional high quality teaching staff with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such teaching staff quickly, or at all. Furthermore, given other potential more attractive opportunities for our quality teaching staff, over time some of them may choose to leave us. Departure of quality teaching staff may reduce the attractiveness of our course offerings and negatively impact our paid course enrollments. Furthermore, in the event such quality teaching staff join our competitors, students may decide to follow such quality teaching staff and enroll in their courses offered through other online education companies, which may further weaken our competitive position in the industry. Although we have not experienced major difficulties in engaging, training or retaining high quality teaching staff in the past, we may not always be able to engage, train and retain enough high quality teaching staff to keep pace with our growth while maintaining consistent education quality. We may also face significant competition in engaging high quality teaching staff from our competitors or from other opportunities that are perceived as more desirable. A shortage of high quality teaching staff, a decrease in the quality of our teaching staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high quality teaching staff would have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with our reliance on certain top quality instructors.

We rely on certain top quality instructors to deliver our course offerings. We generated 46.6% and 36.3%, respectively, of our total net revenues from courses delivered by our top 10 instructors, ranked by net revenues generated from courses taught by each instructor in a given period, in 2018 and 2019. Our reliance on certain top quality instructors may expose us to concentration risks. If we lose our top quality instructors to competitors, the attractiveness of our course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

We have incurred net losses in the past, and we may not remain profitable or increase profitability in the future.

We generated a net income of RMB226.6 million (US$32.5 million) in 2019, compared to a net income of RMB19.7 million in 2018 and a net loss of RMB87.0 million in 2017. We cannot assure you that we will be able to continue generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high quality teaching staff, and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not remain profitable or increase our profitability in the future.

We face intense competition, which could divert students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

The online education industry in China is intensely competitive, and we expect competition in this sector to persist and intensify. We face competition in each part of our service offerings from other online educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these online education service providers across a range of factors, including, among others, high quality instructors in the education industry, technology infrastructure and data analytics capabilities, quality of our education services and students’ learning experience, brand recognition and scope of our course offerings. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high quality teaching staff, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions which may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent teaching staff or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, our net revenues may be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Selling expenses represent a significant portion of our operating expenses. We incurred RMB75.3 million, RMB121.5 million and RMB1,040.9 million (US$149.5 million) in selling expenses in 2017, 2018 and 2019, respectively. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or further improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the online education market in China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

All of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. Since we currently lease offices in Wuhan and certain other Chinese cities to support our tutors’ operation, research and development and daily operations, this outbreak of COVID-19 has caused temporary office closures, adjustment of operation hours and work-from-home arrangements in our offices in Wuhan and other Chinese cities. We have taken measures to reduce the impact of the COVID-19 outbreak, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements and potential growth in user traffic. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. Furthermore, there is significant uncertainty with respect to the school re-opening schedules in China, and different regions may adopt different timeframes for resuming classroom studies for K-12 students. Such uncertainty and potential lack of uniformity pose operational challenges to our online course service offerings. The duration and extent of impact of such business disruptions on our operating results and financial performance cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

We face risks related to natural and other disasters, including outbreaks of health epidemics or severe weather conditions, and other extraordinary events, which could significantly disrupt our operations.

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property.

In addition, our business could be affected by public health epidemics, such as the outbreak of COVID-19, H1N1 flu, H7N9 flu, avian influenza, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus or other epidemics. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.

The private education industry in the PRC is subject to regulations in various aspects. Relevant rules and regulations are relatively new and evolving and could be changed to accommodate the development of the education, in particular, the online private education, markets from time to time.

In August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, we must file with the department of education at the provincial level, as we provide online non-diploma-awarding education services. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—The Law for Promoting Private Education and its Implementing Rules.” As of the date of this annual report, the MOJ Draft is still pending for final approval and has not come into effect. It remains uncertain when and how the MOJ Draft would come into effect, and whether and how local governments would promulgate rules related to the filing or licensing requirement applicable to online education service providers like us. If we are not able to comply with the filing or licensing requirement in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

Further, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities and other provincial government authorities shall jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of new regulations requiring, among other things, that (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) fees shall not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; and (iv) instructors are required to obtain the necessary teaching qualification licenses. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding these filing requirements. On September 29, 2019, the education regulatory authority in Beijing promulgated the Trial Implementation Rules on Filings of Beijing Online After-School Training, or the Beijing Online After-School Training Implementation Rules. The Beijing Online After-School Training Implementation Rules are applicable to training institutions that are registered in Beijing or complete ICP filings with the competent authorities in Beijing and provide online academic after-school training to students in primary and secondary schools. Pursuant to the Beijing Online After-School Training Implementation Rules, online after-school training institutions shall submit filings for providing online after-school training services via an online national platform for online after-school administration services before October 31, 2019, and the education regulatory authorities in Beijing and other government authorities shall jointly complete review of such filings before December 31, 2019. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring.”

We have made the filings in accordance with the Online After-School Training Opinions and the Beijing Online After-School Training Implementation Rules. However, as of the date of this annual report, relevant education regulatory authorities have not completed the review of our filings. As of the date of this annual report, 66% of our K-12 instructors have obtained teaching qualification licenses, and 16% have passed the teaching qualification exam, which is the prerequisite for obtaining teaching qualification license. As of the date of this annual report, we have not received any written warning or been subject to any penalties from the relevant government authorities regarding our possible failure to comply with the relevant circulars, opinions or implementation rules. We have notified our K-12 instructors of the requirement to obtain the teaching qualification licenses. It is uncertain, however, whether and how PRC government authorities would further promulgate new laws and regulations applying the requirements under these circulars, opinions or implementation rules to online training institutions like us. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

Given the foregoing, the interpretation and application of the existing laws and regulations and the newly promulgated implementation rules and interpretations, if any, that governs the online private education industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations and any newly promulgated implementation rules and interpretations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in China are highly regulated by the PRC government. As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our education services in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

Our VIE, Beijing BaiJiaHuLian and its wholly-owned subsidiary, Shanghai Jinyou Education Technology Co., Ltd., each currently holds a Value-added Telecommunications Business Operating License for internet information service and our VIE, Beijing BaiJiaHuLian currently holds an Internet Cultural Business Operating License and a Permit for Production and Operation of Radio and TV Programs. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, online education institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs primarily because there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming internet education services as “internet audio-visual program” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. We also print and provide physical education materials to our students. If the government authorities deem such activities as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication Operation License and failure to obtain such license may subject us to fines and we may be ordered by the competent government authorities to suspend printing and providing such offline educational materials to our students, which will materially and adversely affect our business operation. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Publication Distribution.” As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Services Permit and Publication Operation License.

There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, record renewals and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, record renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

We may not be able to maintain or increase our course fee level.

Our results of operations are affected by the pricing of our education services. We determine our course fees primarily based on the demand for our educational programs, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We believe our high quality course offerings have enabled us to charge above-market course fees. Although we charge premium course fees for our courses compared with our competitors, we cannot guarantee that we will be able to maintain or increase our course fee in the future without adversely affecting the demand for our education services.

Refunds or potential refund disputes of our course fees may negatively affect our cash flows, financial condition, and reputation.

For our online courses, we offer refunds for any remaining classes in a course to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our education content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our education services to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through a third-party cloud computing service provider in China. Our operations depend on the service provider’s ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service. Any interruptions in the accessibility of or deterioration it the quality of access to our system could reduce students’ satisfaction and result in reduction in the number of students using our services, which would reduce the attractiveness of our education content offering services. We have experienced a system outage in 2017 caused by the IT issue encountered by our third-party cloud computing service provider, resulting in the deterioration in the quality of access to, and interruption of access to our system for about half an hour. No students have claimed damages for such system outage. Although we have reported the issue to the service provider in a timely basis, and the service provider and us each has optimized its system, we cannot assure you that similar issues will not happen in the future.

In addition, we rely on third-party mobile app distribution channels, to distribute our mobile apps to students. As such, the promotion, distribution and operation of our mobile apps are subject to such distribution channels’ standard terms and policies for app developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. For example, our mobile app, Genshuixue, was temporarily removed from Apple’s App Store for two days in September 2019. We promptly implemented the required measures to meet Apple’s requirements for in app purchases and reinstated our Genshuixue app downloads from Apple’s App Store. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrade related to live broadcasting, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. As a technology-driven education company, we must anticipate and adapt to such technological changes, in particular the technology upgrade related to live broadcasting, and adopt new technologies in a timely fashion. If we fail to do so, our market share and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to failure to adopt new technologies, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, mobile apps, our system infrastructure and our course materials.

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our course materials and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted course materials, policing the unauthorized use of intellectual property rights can be difficult and expensive. In addition, we and our instructors whom we have signed exclusive contracts with and engage in content development may be deemed to have joint ownership over intellectual properties relating to our course content. Our instructors may continue to use these course content if they resign with us and join our competitors, which may negatively impact the attractiveness of our courses to prospective students and parents. Although we have entered into agreements with certain instructors to prohibit them from using our course content without our prior consent, we cannot ensure compliance of instructors with such agreement.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. The legal regime relating to the recognition and enforcement of intellectual property rights in China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in China may progress slowly, during which time infringement may continue largely unimpeded. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties.

We have and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party’s copyrights or other intellectual property rights. For example, we have been, and are now subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or our teaching staff distribute or use in our business operation. We may encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party’s copyrights that may be infringed by us or our teaching staff in our business operation, and we may not prevail in those disputes.

Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, parts of our platform and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student, parent and teaching staff information, such as names, addresses, ID card number, bank account number and other personal information, which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. If our security measures are breached or fail and result in unauthorized disclosure or unintended leakage of data, third parties may receive or be able to access student, parent, teaching staff and other records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Furthermore, we currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about our students, parents and teaching staff in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Any of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, cause prospective students not to enroll or stay enrolled, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

Our mobile app has been subject to a notice of criticism from the Personal Information Protection Task Force on Apps (“PIPTFA”) of China with regard to its gathering of personal information. Failure to address issues brought up in the notice of criticism could have a material adverse impact on our business, financial condition and results of operations.

In December 2019, the PIPTFA, an administrative task force in the PRC founded to review mobile apps for their compliance with PRC data privacy laws (i.e., Personal Information Security Specification), issued a notice of criticism directed at several mobile apps including ours. The notice of criticism stated that our mobile app collected sensitive personal data such as ID card number and bank account number without notifying users of the purpose of such information collection. Since the publication of the notice of criticism, we have updated our mobile app to address all of the issues brought up in the notice, but the updated mobile app has not been reviewed and approved as compliant with PRC data privacy laws by the PIPTFA yet. We cannot guarantee that our mobile app in its current version or any future updates to our mobile app will be considered compliant with PRC data privacy laws by the PIPTFA. If our mobile app is ultimately considered not compliant with PRC data privacy laws by the PIPTFA, we may be subject to penalties and other administrative actions and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Advertising.”

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Failure to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our courses and services less attractive to students.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our services and products, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE issued certain implementation guidelines in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. Public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

We may not be able to timely develop our education content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team work closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. The adjustments, updates and expansions of our existing education content offerings and the development of new course materials may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in our education content offerings, which could cause us to incur legal costs and damages our reputation.

We implement strict monitoring procedures to remove inappropriate or illegal content. However, we cannot assure you that there will be no inappropriate or illegal materials included in our education contents. In addition, our quiz questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that our education content offering violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our education content offerings could lead to significant negative publicity, which could harm our reputation and future business prospects.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

•

alleged misconduct or other improper activities committed by our students or our directors, officers, teaching staff and other employees, including misrepresentation made by our employees to potential students during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our services or course offerings;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and teaching staff and other employees;

•	complaints by our students about our education services and sales and marketing activities;

•	refund disputes of course fees between us and our students or administrative penalties;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations;

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations; and

•	governmental or regulatory penalties imposed on our shareholders for any misconduct, whether or not it involves us or our business operations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, teaching staff and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, our reputation, business, financial condition and results of operations.

If our senior management and other key personnel is unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel is important to our continued success. In particular, we rely on the expertise and experience of Mr. Larry Xiangdong Chen, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers for our customers. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our brand image, business and results of operations may be adversely impacted by students and employees’ misconduct, improper activities and misuse of our platform, many of which are beyond our control.

We allow teaching staff to engage in real-time communication with our students. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. Our tutors and quality assurance team monitor our live courses, chat messages and other content on our platform to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our students, teaching staff, to the extent any improper behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. In addition, if any of our students, teaching staff suffer or allege to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected student, teaching staff, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our platform or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply government regulations, engaging in unauthorized activities and misrepresentation to our prospective students during marketing activities, which could harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

We may not be able to achieve the benefits we expect from recent and future investments and acquisitions.

We have made and may continue to make equity investments or acquisition in additional businesses that complement our existing business. We may not be able to successfully integrate acquired businesses and we may not have control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and results of operations could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

Our results of operations are subject to seasonal fluctuations.

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, we typically generate the highest growth in net revenues in the second and fourth quarters because of the increased paid course enrollments during summer vacation and beginning of the fall semester. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have granted options and restricted share units, and recorded RMB1.0 million, RMB2.3 million and RMB60.2 million (US$8.6 million) in 2017, 2018 and 2019, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovations and has roots in a deep understanding of our students and the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, when we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

The audit report included in this annual report is prepared by auditor who is not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was taking effect from January 1, 2008 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of students. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Beijing Lexuebang is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China primarily through Beijing BaiJiaHuLian, our consolidated variable interest entity, or our VIE, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Lexuebang, our VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE and its subsidiaries in our financial statements under U.S. GAAP. Our VIE holds the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structure of our VIE and Beijing Lexuebang in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among Beijing Lexuebang, our VIE and its shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our app/websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entity, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE, and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE, our consolidated variable interest entity, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Beijing Lexuebang, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our revenues are all sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our consolidated variable entity and its subsidiaries. We may make loans to our PRC subsidiary, consolidated variable entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our consolidated variable interest entity, which is a PRC domestic company. Further, we are not likely to finance the activities of our consolidated variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities, including the beneficiaries of the trust schemes directly or indirectly holding interests in our Cayman Islands holding company, have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued a circular in April 2009, known as SAT Circular 82 and as amended in January 2014 and December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that GSX Techedu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of GSX Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that GSX Techedu Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Employment, Social Insurance and Housing Fund.”

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on June 6, 2019. The trading price of our ADSs could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our student base or student engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering and follow-on offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 29, 2020, these Class B ordinary shares constitute 46.1% of our total issued and outstanding share capital and 89.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2019 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations through Beijing BaiJiaHuLian Technology Co., Ltd., or Beijing BaiJiaHuLian, in June 2014. Our holding company, BaiJiaHuLian Group Holdings Limited, was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In January 2019, we renamed our company as GSX Techedu Inc.

In August 2014, we established a wholly-owned subsidiary in Hong Kong, BaiJiaHuLian HK Holdings Limited. In January 2015, BaiJiaHuLian HK Holdings Limited established a wholly-owned subsidiary in China, Beijing Lexuebang Network Technology Co., Ltd., or Beijing Lexuebang.

In April 2015, we gained control over Beijing BaiJiaHuLian through Beijing Lexuebang by entering into a series of contractual arrangements with Beijing BaiJiaHuLian and its shareholders. The contractual arrangements with Beijing BaiJiaHuLian were subsequently amended and restated in March 2019.

On June 6, 2019, our ADSs commenced trading on the NYSE under the symbol “GSX.” We raised from our initial public offering and from exercising the over-allotment option by the underwriters US$196.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

On November 25, 2019, we completed a registered follow-on public offering by certain selling shareholders of 20,700,000 ADSs (including 2,700,000 ADSs sold from the exercise of over-allotment option) at a public offering price of US$14.00 per ADS. We did not receive any proceeds from the follow-on public offering.

Our principal executive offices are located at Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86 10 8282-6826. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://gsx.investorroom.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a technology-driven education company with core expertise in online K-12 courses. Our K-12 courses cover all primary and secondary grades, and contributed 73.2% and 80.7%, respectively, of our total revenues in 2018 and 2019. We also offer foreign language, professional and interest courses. Our total enrollments increased from 79,632 in 2017 to 767,102 in 2018 and further increased to 2,742,545 in 2019. We adopted the online live large-class format to deliver our courses, which we believe is the most effective and scalable model to disseminate scarce high quality teaching resources to aspiring students in China.

Our education excellence is backed by our high quality teachers and in-house curriculum development expertise. To create a disciplined, effective and engaging learning environment under the large-class format, we have adopted a dual-teacher system, staffing each class with an instructor and multiple tutors well trained in the relevant subjects or curriculum. We pride ourselves on our rigorous and systematic teacher selection and coaching process. As of December 31, 2019, we had 232 instructors, including 176 full-time instructors and 56 full-time exclusively contracted instructors, and 3,736 tutors.

We develop and tailor our proprietary curriculum specifically to our online live large-class format with the goal of driving students’ engagement and academic performance. We design our courses in ways to inspire students’ genuine interest and in-depth interactions, which in turn foster students’ holistic development and thus better learning results.

We strive to apply the latest technology to improve the mode of teaching delivery, student learning experience and operational efficiency. Big data analytics permeates each aspect of our teaching staff training, course development and evaluation, and sales conversion process, which significantly improves our education quality and student engagement and optimizes our sales and marketing spending on prospective students. We leverage advancements in artificial intelligence technology and our proprietary business & operations support system, or BOSS, to improve the productivity and effectiveness of our instructors and tutors.

Capitalizing on our proprietary technology infrastructure, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. The average enrollments of our online K-12 courses increased from approximately 400 per course in 2017 to approximately 600 per course in 2018, and further increased to approximately 1,200 per course in 2019.

Our Business Model

We provide online live courses in a large-class setting backed by our proprietary technology infrastructure.

•

Live. Our online live course provides students with real-time access to the same group of experienced and high quality instructors, which ensures consistent teaching quality and improves learning efficiency.

•

Large-class. Our courses are offered in large-class format, which amplifies the benefits of online education and allows us to rapidly expand our student base. In 2018 and 2019, our online K-12 courses had an average of approximately 600 and 1,200 enrollments per course, respectively. We have adopted a dual-teacher system whereby we staff each class with an instructor and multiple tutors to attentively engage with each student and facilitate an interactive learning environment.

•

Proprietary technology infrastructure. With our focus on promoting technology-driven education, we have built a robust proprietary technology infrastructure that has enabled us to expand and replicate rapidly with consistent education quality.

Our Course Offerings

We target students of all age groups through our course offerings covering a wide spectrum of topics. Our core expertise is in online K-12 courses across all primary and secondary grades. We also offer foreign language, professional and interest courses for post-secondary and adult students. We plan to enrich our course offerings as we continue to expand our student base.

We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our instructors use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different grades and background.

K-12 Courses

We have a comprehensive set of course offerings for K-12 courses. It primarily includes K-12 after-school tutoring covering all grades and major subjects, together with critical thinking and children’s English courses. Our K-12 courses contributed 73.2% and 80.7%, respectively, of our total revenues in 2018 and 2019. In 2019, 89.5% of our paid course enrollments were from our K-12 courses, compared to 74.8% in 2018 and 86.6% in 2017.

K-12 after-school tutoring

We offer our K-12 after-school tutoring courses in four semesters, namely the two school semesters in Spring (March to June) and Fall (September to December) and the two holiday semesters in Summer (July to August) and Winter (January to February). Our K-12 courses are offered throughout the year at the beginning of each semester. We typically offer K-12 classes during weekends for the two school semesters in Spring and Fall and on a daily basis, generally for a consecutive period of six to ten days, during the two holiday semesters in Summer and Winter.

Our K-12 after-school tutoring courses cover the core K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, geography and political science. The following table provides a list of our current course offerings:

	Elementary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●	●
Physics							●	●	●	●	●	●
Chemistry									●	●	●	●
Biology										●	●	●
History										●	●	●
Geography											●	●
Political Science												●

●:	Offered by us.

Other courses

We provide children’s English courses for children in kindergarten. Our courses focus on a specific area, such as vocabulary and grammar, and are designed to improve children’s English.

We also offer courses that help children in grade one through grade seven develop disciplined and sustainable studies habits and improve their critical thinking ability.

Foreign Language, Professional and Interest Courses

Our course offerings for foreign language, professional and interests contributed 18.1% and 17.9%, respectively, of our total revenues in 2018 and 2019.

Foreign language courses

We provide foreign language courses, including English, Japanese and Korean to students who intend to learn or improve a foreign language. English courses have been our primary foreign language courses, in the line with the fact that English is widely recognized as the international language of business and has become an important language for pursuing career development opportunities in China. Our English courses are designed to teach and improve a specific area of the language, such as grammar, vocabulary, or spoken English. Our Japanese and Korean courses consist of proficiency lessons and test preparation courses for language certification exams. We also offer English test preparation courses for students taking post-graduate entrance exams in China.

Professional courses

Our professional courses primarily consist of courses designed for working adults preparing for professional qualification exams, including teacher’s qualification, the Chartered Financial Analyst designation, securities qualification exams, and others.

Our professional courses focus on test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our instructors regularly review the latest examinations to ensure the corresponding course materials are up to date.

Interest courses

We also offer personal interest courses, such as yoga, fashion, guitar and Chinese calligraphy, designed to address students’ interests and enrich their life experience. We will continue to adjust our course offerings based on students’ demand and latest market trends.

Other Courses and Service Offerings

We also offer other courses, including our offline business consulting courses. Our offline business consulting courses target principals and officers of private education institutions who want to improve their management and operation skills. We also operate Weishi, our interactive learning platform on WeChat for users, including instructors and students, who follow our account.

Dual-teacher System

We have engineered a dual-teacher system, comprised of high quality instructors and professional tutors, to facilitate a disciplined and interactive learning environment. We pair our instructors with a group of dedicated tutors who are well trained in the course materials and attend to each student to further improve their engagement and learning effectiveness. For our K-12 courses, we break each large-class into multiple smaller groups, and assign a tutor into each group to closely follow up with each student before, during and after each lesson. Tutors are responsible for addressing students’ in-class queries, correcting students’ post-class exercises, providing support to students and parents after class, and instilling discipline in the students to attend the classes and learn. We also train our tutors to provide emotional support to students to help cope with the challenging aspects of their studies. This system allows large-class students to simultaneously learn from our high quality instructors while enjoying personalized tutoring services.

We have designed a unique “7+6 Steps” learning methodology integrated into our dual-teacher system to encompass every step that is essential for students’ effective learning. Our “7+6 Steps” learning methodology includes seven steps for pre-lesson, mid-lesson and post-lesson learning activities to ensure delivery of consistent teaching quality and six steps for post-lesson reviewing activities provided by tutors to enhance an effective learning experience and reinforce knowledge retention for students.

Our “7+6 Steps” learning methodology provides a holistic learning solution that enhances effective learning experience throughout the entire duration of a student’s learning during the course.

We believe our dual-teacher system is critical to our success and have devoted significant resources to maintain high quality instruction and motivate instructors and tutors. This is reflected in our selective hiring process, strong emphasis on continued training, and competitive performance-based compensation based on rigorous on-going evaluation.

Our Instructors

We are committed to developing and maintaining a team of high quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2019, we had 232 instructors.

We primarily seek qualified instructors who have extensive teaching experience and a strong reputation from other education institutions. We have adopted a quantitative approach to comprehensively assess candidates nationwide based on a wide set of criteria.

Recruitment

Leveraging our management team’s deep experience in the education sector, we have been able to accurately identify and effectively recruit and retain high quality instructors across our course offerings. We have a team of highly experienced recruitment personnel to seek qualified instructors across China. We attract applicants through various online career websites and we regularly participate in job fairs. Prospective candidates must go through our rigorous interview process, including resume screening, in-person interviews, and demo courses.

Training and Supervision

All newly-hired instructors are required to undergo standardized training to improve their skills in delivering courses to large-class students in a live format. Our instructors are required to continue to participate in periodic training programs that focus on education content, teaching skills and techniques, teaching performance in an online setting, and our corporate culture and values.

We have a quality assurance team that monitors the performance of our instructors for each course and generates analysis reports for the supervisor in the relevant subject area. Our CEO and senior management team has direct oversight over the analysis reports as well as the quality and performance of our instructors. Our instructors regularly receive constructive feedback on their courses from their supervisor. Our quality assurance team evaluates instructors’ performance based on an integrated, standardized evaluation system, including presentation skills, teaching process, course content and reactions to any emergent events. We provide personalized training programs for each instructor to address particular areas for improvement based on feedback from students and our quality assurance team.

Evaluation and Compensation

We adopt a comprehensive set of key performance indicators, or KPIs, and qualitative factors to evaluate instructor performance, including, among others, student retention, teaching capability, and dedication. Our instructors’ promotion is to a large extent based on these KPIs and qualitative factors. To incentivize our instructors, we offer competitive performance-based bonuses based on student and parent satisfaction.

Our Tutors

Our tutors provide academic guidance and daily support to students and parents of K-12 students throughout the entire duration of a course. As of December 31, 2019, we employed 3,736 full-time tutors. Our tutors’ responsibilities typically include:

•	interacting with students and parents of K-12 students frequently to monitor students’ learning progress and facilitate an engaging learning environment;

•	responding to students’ in-class queries, correcting students’ post-class exercises in a timely manner after submission and providing prompt and personalized feedback to students and parents; and

•	cooperating with instructors to improve student satisfaction and student retention.

Recruitment

We primarily seek tutor candidates from recent graduates of reputable universities in China who have demonstrated proficiency in the relevant subjects, a strong sense of responsibility, as well as good communication skills and learning capabilities. We hold recruiting events at universities across China to seek for qualified candidates. We have entered into cooperation arrangements with universities in China, through which we promote our job offerings to and accept applications from their students. We also partner with universities in China to provide internship and graduate programs to develop a talent pipeline for our tutor team. In addition, we regularly participate in job fairs to hire qualified candidates with one to two years of work experience.

Training

We provide our newly hired tutors with an orientation program to introduce their work flow and job responsibilities. To ensure our tutors will continue to engage and build relationship with students and parents of K-12 students, we have developed systematic on-the-job training programs on four specific areas, including training that focuses on our corporate culture and responsibilities of tutors, standardized training for our tutors’ work flow, a training program that improves tutors’ personal capabilities, and a training program to enhance tutors’ management skills. Our tutors are required to attentively reach out to students and parents of K-12 students at each stage of their learning process based on our standardized work flow provided in our training programs. We also train our tutors to identify signs of learning challenges of students and provide emotional support to students to help cope with the challenging aspects of their studies. We have an on-going review mechanism to assess our tutors’ job performance.

Evaluation and Compensation

We use various KPIs to measure the performance of our tutors, which include, among others, student retention, exercise completion, and student and parent satisfaction. Students and parents may provide feedback on the quality of our tutors anytime. Our tutors’ compensation consists of base salary and performance-based bonuses determined by student retention and class and exercise completion.

Education Content Development

Education Content Development Team

In addition to our instructors, we also have a dedicated team of staff focused on education content development. Our educational content development team focuses on the following three areas:

•

Develop our proprietary course curriculum and educational content. Our content development team mainly focuses on developing, updating and improving our syllabi and course materials to stay abreast of the latest educational trends in their respective subject areas. For example, our course materials for our K-12 courses are typically updated every three months to remain current with evolving formal K-12 education curricula.

•

Enhance course materials to cater to our live learning setting. Our content development team works with our instructors to ensure our courses and educational content are delivered in an engaging and effective manner. While our instructors retain control of and flexibility in the way their classes are taught, our content development personnel, leveraging experience and data analytics, recommend to our instructors the best practices in teaching in an online setting. For example, for our elementary school courses, we develop scenario-based multi-media teaching content, including videos and animated materials, to stimulate children’s learning interest and motivation throughout the learning experience.

•

Design course materials. We deliver hard copies of our course materials to students and provide online course materials. Our content development team edits the lay-out and presentation of our course materials.

Content Development Process

We design and develop substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our students. We maintain a strict process for creating new course materials. Before new course material is officially applied, the drafts, along with the accompanying practice exercises, typically undergo multiple rounds of internal review. We generally pilot test new courses for up to six to twelve months before they are broadly released. We regularly update our course materials to stay abreast of the latest educational trends in their respective subject areas. Our content development team closely monitors the academic requirements in the PRC education system and work with our instructors to ensure that our syllabi and course materials are up to date with the mandated curricula. We also develop and update curricula and course materials tailored for classes of different difficulty levels to address different educational requirements and needs of our students at each grade.

We believe comprehensive quiz banks and exercises are important to enhance students’ learning effectiveness. We offer students pre-class, in-class and post-class quizzes together with post-class exercises to help them better assess their learning outcomes and identify areas for improvement. Our tutors monitor student performance in these quizzes and exercises and report to our content development team, who will update our quiz banks and exercises catering to student needs as well as identify weaknesses in the educational content and make timely adjustments.

Our Website

We have built a user-friendly interface for students accessing our online classes on our website. Students may raise questions to our instructors in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Instructors may utilize the interactive board to highlight specific text phrases or knowledge points to students.

Our mobile apps

Students may enroll into our courses, attend live courses, review course materials and submit completed exercises through our website, PC terminal and mobile apps. Students may enroll into our courses through our mobile apps and utilize their functions in reviewing course materials and submitting exercises. Our main mobile apps include Genshuixue, Gaotu and Weishi.

Course Fees

Our course fees for our K-12 paid courses and foreign language, professional and interest paid courses typically ranged from RMB99 to RMB4,870 and RMB99 to RMB4,980 per course, respectively, in 2019. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.

Our course fees are generally collected in full upon enrollment. We accept payments through major third-party online payment channels in China.

For our online courses, we allow students to withdraw from the enrolled courses at any time and receive refunds for the undelivered classes.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through various online and mobile channels. We place advertisements and conduct marketing on social media platforms in China. At the same time, we also generate sales leads from word-of-mouth referrals by our students and parents of K-12 students. We believe our high quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

Sales Process

We have formulated an effective and systematic sales conversion standard operating procedure designed to optimize the effectiveness of each step of a prospective student’s interaction with our platform, from content creation, content distribution, sales leads acquisition, to paid enrollment conversion and retention. We believe our sales efficiency relies on the multistage amplification of each of our sales links. We closely monitor the conversion of each sales link to measure our sales effectiveness and continually optimize each sales link.

Content Generation and Distribution

We have a dedicated user growth team who produces highly informative marketing content generally in the format of featured articles and short-form videos on parent-child relationship, book list recommendation, and skill set knowledge. Our promotional content is generally distributed through major social media platforms in China to access targeted audiences.

Promotional Programs

The sales leads generated by our various marketing channels are directed to our sales team. Our sales team encourage prospective students to sign up for promotional classes offered at a discount or for free. We devote significant resources to our trial programs as they have a great contribution to our new paid course enrollments.

Our lower priced promotional program provides well-designed curriculum featuring a series of trial courses throughout a two-to-five-day period. The trial courses follow a similar format and are delivered by the same high quality instructors as our standard courses. Our instructors devote a significant amount of time in preparing these course materials in advance. We staff each class with the same high quality tutors as in our standard courses to assist with students’ daily study and conduct in-depth conversations with parents. Our lower priced promotional program creates an immersive experience for prospective students to understand the effectiveness of our superior teaching quality and our dual-teacher system.

The tutors attentively promote our standard courses to prospective students and parents of K-12 students throughout the lower priced promotional program and continue to follow-up with them after the lower priced promotional program. Our instructors also promote our paid courses when delivering courses in the lower priced promotional program. We believe their promotion, combined with prospective students’ immersive experience of our courses, have served as an effective way to convert sales leads into paid course enrollments.

Data Privacy and Security

We are committed to protecting our students and parents’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of our students.

Content Monitoring

Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. Our tutors and quality assurance team monitor our live courses, chat messages and other content on our platform to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content.

Competition

The online education industry in China is intensely competitive. We face competition in each topic of our course offerings from other online educational service providers, such as TAL Education’s online courses.

•	We compete primarily on the following factors:

•	quality of education services and students’ learning experience;

•	the quality of teaching staff;

•	technology infrastructure and data analytics capabilities;

•	brand recognition; and

•	scope of course offerings.

We believe that we are well-positioned to effectively compete based on the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face intense competition, which could divert students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this annual report, we have registered 212 domain names relating to our business, including our www.genshuixue.com website, 62 software copyrights, 2 literature work copyrights, 1 art work copyright, 2 patents and 561 trademarks in the PRC.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Amended Classified Catalog of Telecommunications Services (2015 Version), or the Amended 2016 MIIT Catalog, which took effect on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the Amended 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Beijing BaiJiaHuLian, our VIE, has obtained an ICP License which will remain effective until February 27, 2024. Shanghai Jinyou Education Technology Co., Ltd. has obtained an ICP License which will remain effective until May 29, 2024.

Regulation Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, the existing FIEs established prior to the effectiveness date of the pursuant to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and relevant laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issue an Interpretation of the Application of Foreign Investment Law, which further provides details with respects to the validity of foreign investment contracts.

For detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its Draft Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Special Administrative Measures and Encouraged Catalog, which were promulgated and were amended from time to time by Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC. The latest versions of the Special Administrative Measures and the Encouraged Catalog were both promulgated jointly by the MOFCOM and the NDRC in June 2019, and both of them became effective in July 2019. The Special Administrative Measures specifies the restrictive measure for the entry of foreign investment. Foreign investors are not allowed to invest in industries in the prohibited categories listed in the Special Administrative Measures. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communications, store-and-forward and call center).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with our VIE to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, or the Education Law, which was promulgated on March 18, 1995, and last amended on December 27, 2015, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018 with such amendment effective on the same date. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the private schools shall obtain a private school operating permit issued by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the Ministry of Justice, or MOJ, published the draft submitted for approval for the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft for Approval, for public comment. As of the date of this annual report, this MOJ Draft for Approval was still pending for final approval and was not in effect. The MOJ Draft for Approval stipulates that private schools using internet technology to implement online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. The institutions that use internet technology to implement training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not implement educational and teaching activities which requires the private school operating permit. The internet technology service platform that implements the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

The MOJ Draft for Approval further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall be subject to the review and approval of the administrative departments for education of the governments at or above the county level in accordance with the Article 12 of the amended Private Education Law. The establishment of private training and educational organizations that implement activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly. However, such private training and/or educational organizations shall not carry out the cultural and educational activities mentioned above, which requires the review and approval of the administrative departments for education. In addition, the social organizations sponsoring group schools are prohibited from controlling any non-profit private schools by virtue of mergers and acquisitions, franchising or controlling contracts.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations that govern the online private education industry, as well as when and how the MOJ Draft would come into effect and how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to After-School Tutoring

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 60 days; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after review by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.

On September 29, 2019, the education regulatory authority in Beijing promulgated the Trial Implementation Rules on Filings of Beijing Online After-School Training, or Beijing Online After-School Training Implementation Rules. The Beijing Online After-School Training Implementation Rules are applicable to training institutions that are registered in Beijing or complete ICP filings with the competent authorities in Beijing and provide online academic after-school training to students in primary and secondary schools. Pursuant to the Beijing Online After-School Training Implementation Rules, online after-school training institutions shall submit filings for providing online after-school training services via an online national platform for online after-school administration services before October 31, 2019, and the education regulatory authorities in Beijing, together with other government authorities shall complete review of such filing documents before December 31, 2019.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

We have submitted the filings according to the Online After-School Training Opinions, the Beijing Online After-School Training Implementation Rules and the Opinions on Educational Apps. The authorities have finished their review of our filings according to the Opinions on Educational Apps. Based on our communication with the authorities, we expect to receive feedbacks from them in May 2020 with respect to our filings according to Online After-School Training Opinions and the Beijing Online After-School Training Implementation Rules. We have been taking necessary measures to comply with the above requirements in these circulars. However, the special regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 10, 2017, SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues.

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, online education institutions like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Internet Live Streaming Services

On September 2, 2016, the SAPPRFT promulgated the Notice on Strengthening the Administration of Live Streaming Services of Internet Audio-Visual Program, which provides that any entity that intends to engage in live audio-visual broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio-visual broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain a License for Online Transmission of Audio-Visual Programs with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio-visual programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio-visual programs. In addition, any entity without such license shall not operate audio-visual live streaming business and the live streaming programs provided by the qualified company shall not contain any content forbidden by laws and regulations.

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, or the Internet Live Streaming Provisions, effective from December 1, 2016. Under the Internet Live Stream Provisions, “internet live streaming service” is defined as the activities of continuously releasing real-time information to the public on internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined thereunder as an operator of the platform providing internet live streaming platform services. The Internet Live Streaming Provisions provide that internet live streaming service providers shall examine and verify the identity information of internet live-streaming issuers and file the identity information of the issuers with local counterparts of the CAC.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MCOT, and several other government agencies on August 1, 2018, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

After consulting with the local counterparts of the CAC, we were informed that currently institutions offering education services via online-streaming like us are not required to complete the above-mentioned filings in practice.

Regulation Related to Production and Distribution of Radio and Television Programs

On 19 July 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on 20 August 2004 and were amended on August 28, 2015 and October 31, 2018. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

We currently hold a Permit for Production and Operation of Radio and TV Programs that is valid until February 26, 2022.

Regulation Related to Internet Culture Activities

On May 10, 2003, the Ministry of Culture, or MOC (currently known as the MCOT), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was amended on February 17, 2011 and December 15, 2017. The Internet Culture Provisions require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Business Operating License, and further clarifies that educational live streaming activities are not online performances.

We currently hold an Internet Cultural Business Operating License that is valid until October 15, 2022.

Regulation Related to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no explicit interpretation from the governmental authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information:(i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the Ministry of Public Security and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

As an online education service provider, we are subject to these laws and regulations relating to protection of internet security and protection of privacy. To comply with the above law and regulations, we have established and maintained a comprehensive data security program. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.”

Regulation Related to Publication Distribution

Under the Administrative Provisions on the Publications Market, or the Publication Market Provisions, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Publication Operation License from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Provisions. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We print and provide physical education materials to our students without holding a Publication Operation License. If such practice is deemed by the government authorities as “publication distribution” pursuant to the above provisions, we may be required to obtain a Publication Operation License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on October 26, 2018. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it in 2010. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002 and amended them on June 18, 2004, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended it in 2008. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019, and will take effect in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our trademarks.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or the SAT will become solely responsible for collecting social insurance premiums.

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2019, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement.

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective on July 4, 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities, including the beneficiaries of the trust schemes directly or indirectly holding interests in our Cayman Islands holding company, have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. See “Item 3. Key Information—D. Risk Factors—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulation Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012 and effective from January 1, 2011, or Circular 27, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (an “Indirect Transfer”), and such an overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax the foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority of the location in which the PRC resident enterprise is located. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698 and extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as set forth in Circular 698 as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded the Non-resident Enterprises Measures and Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulation Related to M&A

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. Our PRC legal counsel, Tian Yuan Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange. However, our PRC legal counsel has further advised us that there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this annual report:

GSX Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
(Hong Kong)
Outside PRC
Inside PRC
Beijing Lexuebang Network Technology Co., Ltd.
("Beijing Lexuebang")
Beijing BaiJiaHuLian Technology Co., Ltd. (1)
("Beijing BaiJiaHuLian")
Beijing Genshuixue Technology Co., Ltd.
Beijing Jiazi Technology Co., Ltd.
Beijing GaoTuYunJi Education Technology Co., Ltd.
Beijing BaiJiaChengXi Education Technology Co., Ltd.
Shanghai Jinyou Education Technology Co., Ltd.
Zhengzhou GaoTuYunJi Education Technology Co., Ltd.
Shandong Genshuixue Hulian Technology Co., Ltd.
100% equity interest (unless otherwise specified)
Contractual arrangements (For details, see "Item4. Information on the Company – C. Organizational Structure – Contractual Arrangements with Our VIE and its Shareholders")

Notes:

(1)

Shareholders of Beijing BaiJiaHuLian and their respective shareholdings in Beijing BaiJiaHuLian and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Beijing Lexuebang is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing BaiJiaHuLian, our consolidated variable interest entity in the PRC which we refer to as our VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, our VIE and its shareholders.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Beijing Lexuebang and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Beijing Lexuebang, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

Powers of Attorney. Pursuant to the powers of attorney executed by our VIE’s shareholders, each of them irrevocably authorized Beijing Lexuebang or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in our VIE, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Beijing Lexuebang, our VIE and its shareholders, our VIE’s shareholders pledged all of their equity interests of our VIE to Beijing Lexuebang as security for performance of the obligations of our VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, Beijing Lexuebang may exercise the right to enforce the pledge immediately. Beijing Lexuebang may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

We have registered the equity interest pledge under the equity interest pledge agreement in relation to our VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Beijing Lexuebang, our VIE and the shareholders of our VIE, Beijing Lexuebang has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to our VIE and its subsidiaries. In exchange, our VIE and its subsidiaries pay service fees to Beijing Lexuebang in an amount determined by Beijing Lexuebang in its sole discretion. Without the prior written consent of Beijing Lexuebang, our VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. Beijing Lexuebang owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by Beijing Lexuebang with a written notice. Unless otherwise required by applicable PRC laws, our VIE and its shareholders do not have any right to terminate the agreement.

Agreements that provide us with the call option to purchase the equity interests in our VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among Beijing Lexuebang, our VIE and its shareholders, each of the shareholders of our VIE irrevocably granted Beijing Lexuebang a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Beijing Lexuebang’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of our VIE shall promptly give all considerations they received from the exercise of the options to Beijing Lexuebang or its designee(s). Our VIE and its shareholders covenant that, without Beijing Lexuebang’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in our VIE; (ii) transfer or otherwise dispose of their equity interests in our VIE; (iii) change our VIE’s registered capital; (iv) amend our VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of our VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000; (vi) cause our VIE to enter into any major contracts or terminate any material contracts to which our VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve our VIE; or (ix) allow our VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by Beijing Lexuebang at its discretion or the entire equity interests in our VIE have been transferred to Beijing Lexuebang or its designee(s).

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in our VIE held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in our VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in our VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of our VIE and Beijing Lexuebang in China are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between Beijing Lexuebang, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 27,871 square meters, with lease term ranging from one to seven years. We lease offices in Zhengzhou, China, with an aggregate of 13,267 square meters, to support our daily operations, with lease term of five years. We lease offices in Shanghai, China, with an aggregate of 452 square meters, to support our daily operations, with lease term of two years. We lease offices in Wuhan, China, with an aggregate of 10,302 square meters, to support our content development activities and daily operations, with lease term of three years. We lease offices in Xi’an, China, with an aggregate of 6,831 square meters, to support our daily operations, with lease term of seven years. We also lease offices in Jinan, China, with an aggregate of 6,245 square meters, to support daily operations with lease term of three years. We lease all of the facilities that we currently occupy from independent third parties.

In January 2020, we closed the purchase of several plots of commercial real estate in the Economics Development Area of Zhengzhou, China, which we plan to use for business operations starting in the second half of 2020. Such commercial real estate include two completed office buildings and one office building in construction. The premises will have a combined gross floor area of 63,273 square meters. We believe that the facilities that we currently lease and the commercial real estate that we recently purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Selected Income Statement Items

Net Revenues

In 2018 and 2019, we derived substantially all of our net revenues from the course fees that we charge to our students. In 2017, we derived our net revenues from membership fees from our membership-based service platform, offline business consulting courses and the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months and all of our K-12 courses are delivered in less than 60 classes. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
K-12 courses	21,652	22.2	290,890	73.2	1,706,538	245,129	80.7
Foreign language, professional and interest courses	6,425	6.6	71,732	18.1	378,265	54,334	17.9
Others	69,503	71.2	34,684	8.7	30,052	4,317	1.4

Total	97,580	100.0	397,306	100.0	2,114,855	303,780	100.0

Our other revenues in 2017, 2018 and 2019 consisted primarily of course fees from our offline business consulting courses and service fees for our membership-based service platform. We started to transit from a membership-based service platform connecting teachers and students to our current online live large-class business model in March 2017. Under our earlier membership-based business model, we generated revenues, on a net basis, from teachers in the form of membership fees. Teachers who had paid our membership fees may join our online platform and market their courses to students on our online platform. We stopped providing membership-based services to teachers under our earlier business model in August 2018. Our offline business consulting courses target the principals and other officers of private education institutions who want to improve their management skills.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB25.0 million, RMB142.8 million and RMB535.9 million (US$77.0 million) in 2017, 2018 and 2019, respectively. Our cost of revenues also includes costs for teaching materials, rental expenses for our office space and server and bandwidth costs. We expect our cost of revenues to increase in absolute amounts in the foreseeable future as we serve more students and offer more courses.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB75.3 million, RMB121.5 million and RMB1,040.9 million (US$149.5 million) in 2017, 2018 and 2019, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing, traffic acquisition expenses and other miscellaneous expense. We expect our selling expenses to increase in absolute amounts in the foreseeable future as we seek to further grow our paid course enrollments.

Research and development expenses. We recorded research and development expenses of RMB52.5 million, RMB74.1 million and RMB212.2 million (US$30.5 million) in 2017, 2018 and 2019, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, rental expenses for office space and server and bandwidth costs and others.

General and administrative expenses. We recorded general and administrative expenses of RMB37.2 million, RMB39.8 million and RMB110.1 million (US$15.8 million) in 2017, 2018 and 2019, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel. We expect our general and administrative expenses to increase in absolute amounts in the future as our business grows and as we incur increased costs related to our expanding business operations and compliance with our reporting obligations as a public company under U.S. securities laws.

Taxation

We had income tax expense of RMB2.6 million and RMB17.0 million (US$2.4 million) in 2018 and 2019, respectively, and income tax benefit of RMB4.6 million in 2017. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2017, 2018 and 2019.

PRC

Generally, our PRC subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our educational services and non-educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with PRC law.

Beijing BaiJiaHuLian Technology Co., Ltd., our VIE, qualified as national high and new technology enterprise, or HNTE, in August 2017, which reduced its enterprise income tax rate to 15%. Its current HNTE status is set to expire by August 2020.

Beijing GaoTuYunJi Education Technology Co., Ltd. newly qualified as a High and New Technology Enterprise during the year ended December 31, 2019 and accordingly were entitled to a 15% preferential tax rate from 2019 to 2021.

Beijing Lexuebang also qualified as a High and New Technology Enterprise during the year ended December 31, 2019. Furthermore, Beijing Lexuebang has applied for Software Enterprise status and obtained the certificate by the end of March 2020. Beijing Lexuebang accordingly adopted exemption from enterprise income tax for year 2019 and 2020, and 12.5% from 2021 to 2023.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.”

Critical Accounting Policies, Judgment and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We have early adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”) as of January 1, 2017 using the full retrospective method which requires us to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. We did not apply any practical expedients provided under Topic 606.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our revenue is reported net of discount, value added tax and related surcharges. Prior to March 2017, we mainly provided a membership-based service platform connecting teachers and students and generated revenues from teachers in the form of membership fees. Subsequently, we transitioned from a membership-based service platform to an integrated online tutoring services provider. The primary sources of our revenues are as follows:

Online tutoring services

We offer various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through our diverse offerings of K-12, foreign language, professional and interest courses. Our live interactive tutoring services consists of several components, including online live classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, we have determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.

Once the live interactive tutoring services is complete, we also offer the customer a content playback service. In the content playback service, the customer has unlimited access to online pre-recorded audio-video courses for a specified period ranging from one to three years. No other interactions or activities are provided during the playback period. For contracts that provide both the live interactive tutoring service and the content playback service, we determined that the live interactive tutoring service and content playback service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

Tutoring fees are collected in advance. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. We charge a single upfront amount, not with the primary purpose of obtaining financing from the students but, instead, to maximize profitability, taking into consideration the risks associated with providing the service. For K-12 related courses, we offer refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered class. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. We determine the stand-alone selling prices using an expected cost plus margin methodology. Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as we concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as we concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as we provide such services throughout the playback period.

In some promotion activities, we grant sales incentives, including cash coupon and free class, to students who made qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment, or select to enroll in a new course free of charge, prior to the incentive’s expiration. The cash coupon and free class expire no more than eight months from when they were issued. We determined that the cash coupon and/or free course granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon or free class is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem cash coupon or take the free class offered before the expiration of the sales incentive. Therefore, we expect to be entitled to a breakage amount in deferred revenue related to the incentives. We estimate the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised.

Other services

Other service revenues are primarily derived from (i) membership-based service and (ii) offline business consulting courses.

We provided membership-based services before the end of the first quarter of 2019, which consisted of providing a platform connecting training institutions or individual teachers and students. Training institutions or individual teachers who paid the membership fees were able to join our online platform and market their courses to prospective students. Membership fees were primarily fixed and no contractual membership fee refunds were provided to the training institutions or individual teachers. The membership services mainly provided training institutions or individual teachers with display of an online storefront on our platforms and access to online account management system, which were accounted for as a single performance obligation as the membership services were highly integrated. These service fees were paid in advance for a specific contracted service period and the revenues were recognized proportionally over the service period, typically 12 months, as we concluded that the membership service represented a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

We also offer offline business consulting courses targeting principals and other officers of private education institutions who want to improve their management skills. Contractually, we are not obligated to provide refund for course fees to these course participants. Course fees are collected in advance and the revenues, net of any discounts, are recognized proportionally over the service period, which is generally less than a year, as the classes are generally delivered evenly through the course period.

Our contract liability consists of deferred revenue and refund liability. Our refund liability represents tutoring fees collected which we expect to refund back to our customers as a result of our refund policy.

Consolidation of Variable Interest Entity

Our consolidated financial statements include the financial statements of GSX Techedu Inc, its subsidiaries, its VIE and the VIE’s subsidiaries. All profits, transactions and balances among GSX Techedu Inc, its subsidiaries, its VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), our wholly-owned PRC subsidiary, has gained control over Beijing BaiJiaHuLian Technology Co., Ltd (“Beijing BaiJiaHuLian”) and its subsidiaries that most significantly affect our economic performance through a series of contractual arrangements. Beijing Lexuebang bears the economic risks and receives the economic benefits of Beijing BaiJiaHuLian and its subsidiaries through these contractual agreements with Beijing BaiJiaHuLian and/or its nominee shareholders, including:

•	Exclusive Management Services and Business Cooperation Agreement

•	Equity Interest Pledge Agreement

•	Exclusive Call Option Agreement

•	Powers of Attorney

•	Spousal Consent Letters

Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Beijing BaiJiaHuLian, and receive the economic benefits of Beijing BaiJiaHuLian. In making the conclusion that we are the primary beneficiary of Beijing BaiJiaHuLian, we believe our rights under the exclusive call option agreements and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Beijing BaiJiaHuLian’s economic performance. We also believe that this ability to exercise control ensures that Beijing BaiJiaHuLian would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Beijing BaiJiaHuLian. Accordingly, as the primary beneficiary of Beijing BaiJiaHuLian and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations, and the above contractual agreements are valid, binding and enforceable under PRC laws. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Ordinary Shares

Prior to the completion of our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore made estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees to determine the grant date fair value of the award. Upon the completion of initial public offering, the fair value of share awards is determined with reference to our ADS price on the NYSE.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share	DLOM	Discount Rate	Purpose of Valuation
		(RMB)
June 30, 2017	Ordinary shares	2.9	25%	20%	To determine the fair value of share option grant
October 31, 2017	Ordinary shares	3.7	20%	20%	To determine the value of share-based compensation
December 31, 2017	Ordinary shares	4.3	20%	20%	To determine the fair value of share option grant
March 31, 2018	Ordinary shares	4.5	20%	19.5%	To determine the fair value of share option grant and the value of share-based compensation
June 30, 2018	Ordinary shares	4.8	20%	18.5%	To determine the fair value of share option grant
September 30, 2018	Ordinary shares	12.6	15%	18.5%	To determine the fair value of share option grant
December 31, 2018	Ordinary shares	12.7	15%	18.0%	To determine the fair value of share option grant
March 31, 2019	Ordinary shares	72.1	8%	14.0%	To determine the fair value of share option grant

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flows represents our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there is no ready market for our shares in a closely-held company like us.

Upon the completion of our initial public offering with the public trading market of the ADSs, it was no longer necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Share-based Compensation

We measure the cost of employee share options based on the grant date fair value of the award and recognize compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options. The fair value of an option award was estimated on the date of grant using the following key assumptions:

	Grant Date
	2017	2018	March 31, 2019
Risk-free rate of interest(1)	3.03%-3.12%	3.42%-3.78%	3.20%
Volatility(2)	53.2%-53.9%	53.4%-56.2%	54.60%
Dividend yield(3)	—	—	—
Exercise multiples(4)	2.2	2.2	2.2-2.8
Life of options (years)(5)	10	10	10

Notes:

(1)

We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)

We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)

The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(5)	Extracted from option agreements.

During the years ended December 31, 2017, 2018 and 2019, we recorded share-based compensation expenses of RMB1.0 million, RMB2.3 million and RMB48.0 million (US$6.9 million), respectively, related to our share options.

We estimate the fair value of our restricted stock units based on the fair value of our ordinary shares on the date of grant. For the years ended December 31, 2019, we recorded share-based compensation expenses of RMB12.2 million (US$1.8 million) related to restricted stock units. We did not grant restricted stock units in the previous period.

Recently Issued Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	97,580	100.0	397,306	100.0	2,114,855	303,780	100.0
Cost of revenues(1):	(25,023)	(25.6)	(142,753)	(35.9)	(535,912)	(76,979)	(25.3)
Gross profit	72,557	74.4	254,553	64.1	1,578,943	226,801	74.7
Operating expenses
Selling expenses(1)	(75,325)	(77.2)	(121,518)	(30.6)	(1,040,906)	(149,517)	(49.3)
Research and development expenses(1)	(52,451)	(53.8)	(74,050)	(18.6)	(212,197)	(30,480)	(10.0)
General and administrative expenses(1)	(37,208)	(38.1)	(39,831)	(10.0)	(110,106)	(15,816)	(5.2)
Total operating expenses	(164,984)	(169.1)	(235,399)	(59.2)	(1,363,209)	(195,813)	(64.5)

(Loss) income from operations	(92,427)	(94.7)	19,154	4.9	215,734	30,988	10.2
Interest income	189	0.2	2,193	0.6	8,861	1,273	0.4
Realized gains from investments	—	—	—	—	11,395	1,637	0.5
Other income	2,004	2.1	495	0.1	6,462	929	0.3
Other expenses	(50)	(0.1)	(445)	(0.1)	(213)	(31)	(0.0)
Impairment loss on equity method investment	(1,070)	(1.1)	—	—	—	—	—

(Loss) income before provision for income tax and (loss) income from equity method investments	(91,354)	(93.6)	21,397	5.5	242,239	34,796	11.4
Income tax benefits (expenses)	4,620	4.7	(2,616)	(0.7)	(16,957)	(2,435)	(0.8)
(Loss) income from equity method investments	(221)	(0.2)	869	0.2	1,348	194	0.1
Net (loss) income	(86,955)	(89.1)	19,650	5.0	226,630	32,555	10.7

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	3	283	16,504	2,371
Selling Expenses	373	429	5,606	805
Research and development expenses	276	782	16,357	2,350
General and administrative expenses	5,136	4,423	21,770	3,127

Total	5,788	5,917	60,237	8,653

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our net revenues increased by 432.3% from RMB397.3 million in 2018 to RMB2,114.9 million (US$303.8 million) in 2019. This increase was primarily driven by the increase in net revenues from our K-12 courses, and, to a lesser extent, the increase in net revenues from our foreign language, professional and interests courses, partially offset by the decrease in other revenues as we stopped providing membership-based services to teachers under our earlier business model in August 2018. We generated RMB11.3 million in membership fees from teachers on our platform in 2018, compared to RMB282 thousand (US$40.5 thousand) in 2019.

Net revenues from our K-12 courses increased from RMB290.9 million in 2018 to RMB1,706.5 million (US$245.1 million) in 2019. This increase was primarily driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses. Our K-12 paid course enrollments increased by 374% from 412.9 thousand in 2018 to 1,957.6 thousand in 2019. Additionally, the year-over-year increase in the medium level of standard tuition fees for our elementary, middle and high school courses from 2018 to 2019 was 21%, without taking into account the number of offerings for each course. Furthermore, the average gross billing per paid course enrollment for our K-12 courses increased by 25% from approximately RMB1,200 in 2018 to approximately RMB1,500 in 2019.

Net revenues from our foreign language, professional and interest courses increased from RMB71.7 million in 2018 to RMB378.3 million (US$54.3 million) in 2019. This increase was primarily driven by the growth in paid course enrollments in our foreign language, professional and interests courses, as well as the higher level of tuition fees we charged our foreign language, professional and interest course students, both of which were driven by upgrades in our course content and structure. Our foreign language, professional and interest education paid course enrollments increased by 153% from 90.6 thousand in 2018 to 229.0 thousand in 2019. Additionally, from 2018 to 2019, the year-over-year increase in the medium level of standard tuition fees for our foreign language courses was 33%, and the year-over-year increase in the medium level of standard tuition fees for our interest courses was 47%, in each case without taking into account the number of offerings for each course. The increase was primarily due to our continued efforts to refine our course offerings, enhance our capacity to recruit new students and generate interests in courses beyond the current subscriptions of our existing students. Furthermore, the average gross billing per paid course enrollment for our foreign language, professional and interest courses increased 58% from approximately RMB1,200 in 2018 to approximately RMB1,900 in 2019.

The net revenues indicate how fast we are expanding with different revenue sources and what size we have grown into, the paid course enrollments measures how efficient our current strategy has been executed, and the average gross billing per paid course enrollment displays how much we charge each student on average. All these three metrics will provide the management team with insight into the effectiveness of existing strategies and guidance for strategic plans for the upcoming year.

Costs of revenues

Our cost of revenues increased by 275.3% from RMB142.8 million in 2018 to RMB535.9 million (US$77.0 million) in 2019. This increase was primarily due to our increased recruitment of teaching staff, including instructors and tutors, as we continued to expand our business operations, the increase in compensation for our teaching staff as we continued to attract and retain high quality teaching staff, the increase in expenses for our teaching materials and increased rental expenses for office space.

Gross profit

As a result of the foregoing, our gross profit increased by 520.1% from RMB254.6 million in 2018 to RMB1,578.9 million (US$226.8 million) in 2019. Our gross margin increased from 64.1% in 2018 to 74.7% in 2019.

Operating expenses

Our total operating expenses increased by 479.1% from RMB235.4 million in 2018 to RMB1,363.2 million (US$195.8 million) in 2019, as all components of operating expenses increased.

Selling expenses. Our selling expenses increased from RMB121.5 million in 2018 to RMB1,040.9 million (US$149.5 million) in 2019. This significant increase was mainly driven by our increased spending on branding and marketing activities to expand customer base, including expenses relating to online and mobile marketing, which increased from RMB49.6 million in 2018 to RMB727.8 million (US$104.5 million) in 2019, as well as the increase in compensation to our sales and marketing staff.

Research and development expenses. Our research and development expenses increased by 186.4% from RMB74.1 million in 2018 to RMB212.2 million (US$30.5 million) in 2019, primarily due to an increase in the number of course professionals, education content development personnel and technology development personnel and their compensation, and to a lesser extent, to the increase in rental expenses for office space.

General and administrative expenses. Our general and administrative expenses increased by 176.6% from RMB39.8 million in 2018 to RMB110.1 million (US$15.8 million) in 2019. This increase was primarily attributable to an increase in payroll costs due to the increase in the number of our general and administrative personnel.

Income from operations

Our income from operations increased from RMB19.2 million in 2018 to RMB215.7 million (US$31.0 million) in 2019.

Income tax expenses

Our income tax expense increased from RMB2.6 million in 2018 to RMB17.0 million (US$2.4 million) in 2019, primarily due to the increase in our taxable income.

Net income

As a result of the foregoing, our net income increased from RMB19.7 million in 2018 to RMB226.6 million (US$32.5 million) in 2019.

Year ended December 31, 2018 compared to year ended December 31, 2017

Net revenues

Our net revenues increased by 307.1% from RMB97.6 million in 2017 to RMB397.3 million in 2018. This increase was primarily driven by the increase in net revenues from our K-12 courses, and, to a lesser extent, net revenues from our foreign language, professional and interest courses, partially offset by the decrease in other revenues as we gradually terminated our membership-based services to teachers under our earlier business model. We generated RMB45.7 million membership fees from teachers on our platform in 2017, compared to RMB11.3 million in 2018.

Net revenue from our K-12 courses increased from RMB21.7 million in 2017 to RMB290.9 million in 2018. This increase was primarily driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses. Paid course enrollments increased by 632.7% from 56,350 in 2017 to 412,871 in 2018. Additionally, between 2017 and 2018, the average year-over-year increase in the medium level of standard tuition fees for our elementary, middle and high school courses was over 20%, calculated by averaging the quarterly increases for the third and fourth quarters, without taking into account the number of offerings for each course. Furthermore, we introduced our critical thinking course for children in 2018, which has a higher standard tuition fee than our elementary, middle and high school courses. We did not include the year-over-year increases for the first or second quarters because our K-12 operation was in its nascent stage during those quarters in 2017, and any year-over-year comparison would not be meaningful. Furthermore, the average gross billing per paid course enrollment for our K-12 courses increased by 50.0% from approximately RMB800 in 2017 to approximately RMB1,200 in 2018.

Net revenue from our foreign language, professional and interest courses increased from RMB6.4 million in 2017 to RMB71.7 million in 2018. This increase was primarily driven by the higher level of tuition fees we charged our foreign language, professional and interest course students, as well as the growth in paid course enrollments in our foreign language, professional and interest courses. Paid course enrollments increase by 936.1% from 8,742 in 2017 to 90,576 in 2018. Additionally, between 2017 and 2018, the year-over-year increase in the medium level of standard tuition fees for our foreign language courses was over 600%, and the year-over-year increase in the medium level of standard tuition fees for our interest courses was over 200%, in each case without taking into account the number of offerings for each course. The significant increase is primarily due to our redesigning of our course offerings to increase the number of the hours per class as well as to provide more advanced contents to our students, resulting in higher tuition fees. We also began to substantially roll out our professional education courses in 2018. Furthermore, the average gross billing per paid course enrollment for our foreign language, professional and interest courses increased by 200.0% from approximately RMB400 in 2017 to approximately RMB1,200 in 2018.

Cost of revenues

Our cost of revenues increased by 471.2% from RMB25.0 million in 2017 to RMB142.8 million in 2018. This increase was primarily due to our increased recruitment of teaching staff, including instructors and tutors, as we transitioned from a membership-based service platform to our current online live large-classes business model in March 2017, the increase in compensation for our teaching staff as we continued to attract and retain high quality teaching staff, the increase in expenses for our teaching materials and increased rental expenses for office space.

After we transitioned to our current business model of providing lessons directly to students, we design our course content in-house and mail hard copies of course materials to students once they enroll into our courses and provide their address.

Gross profit

As a result of the foregoing, our gross profit increased by 250.7% from RMB72.6 million in 2017 to RMB254.6 million in 2018. Our gross margin decreased from 74.4% in 2017 to 64.1% in 2018, primarily due to our transition from our marketplace business model to our current business model of providing courses directly to students, which requires us to employ and incur significant payroll costs for instructors and tutors.

Operating expenses

Our total operating expenses increased by 42.7% from RMB165.0 million in 2017 to RMB235.4 million in 2018, as all components of operating expenses increased.

Selling expenses. Our selling expenses increased by 61.4% from RMB75.3 million in 2017 to RMB121.5 million in 2018. This increase was mainly driven by our increased spending on branding and marketing activities, which increased from RMB4.8 million in 2017 to RMB49.6 million in 2018, as well as the increase in compensation to our sales and marketing staff.

Research and development expenses. Our research and development expenses increased by 41.1% from RMB52.5 million in 2017 to RMB74.1 million in 2018, primarily due to the increase in compensation for our education content development personnel and technology development personnel, and to a lesser extent, to the increase in rental expenses for office space, partially offset by decreased server and bandwidth costs. The compensation for our education content development personnel and technology development personnel increased from RMB43.7 million in 2017 to RMB66.1 million in 2018.

General and administrative expenses. Our general and administrative expenses increased by 7.0% from RMB37.2 million in 2017 to RMB39.8 million in 2018. This increase was primarily attributable to increase in expenses for purchase of office supplies.

(Loss) income from operations

Our income from operations was RMB19.2 million in 2018, compared to loss from operations of RMB92.4 million in 2017.

Income tax benefits (expenses)

Our income tax expense was RMB2.6 million in 2018, compared to income tax benefit of RMB4.6 million in 2017, primarily due to the increase in our taxable income for certain profit-making entities, which were subject to enterprise income tax in China.

Net (loss) income

As a result of the foregoing, we incurred net income of RMB19.7 million in 2018, compared to net loss of RMB87.0 million in 2017.

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course fee at the time of sale of our course offerings and recognize revenue proportionally as the classes are delivered over a period typically ranging from 1 to 6 months. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. We believe that gross billings provides valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings to net revenues for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	97,580	397,306	2,114,855	303,780
Add: VAT and surcharges	6,423	26,202	134,302	19,291
Add: ending deferred revenue	46,307	272,041	1,337,636	192,139
Add: ending refund liability	2,475	11,167	54,567	7,838
Less: beginning deferred revenue	29,848	46,307	272,041	39,076
Less: beginning refund liability	1,094	2,475	11,167	1,604
Less: deferred revenue from the acquisition of Shanghai Jinyou Education Technology Co., Ltd.	—	2,806	—	—

Gross billings (non-GAAP)	121,843	655,128	3,358,152	482,368

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(49,643)	241,869	1,285,054	184,588
Net cash used in investing activities	(10,140)	(198,720)	(2,504,566)	(359,759)
Net cash generated from (used in) financing activities	56,531	(29,193)	1,246,065	178,986

Effect of exchange rate changes	(40)	9	14,155	2,033
Net (decrease) increase in cash and cash equivalents	(3,292)	13,965	40,708	5,848
Cash and cash equivalents at the beginning of the year	22,586	19,294	33,259	4,777

Cash and cash equivalents at the end of the year	19,294	33,259	73,967	10,625

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash from our initial public offering. As of December 31, 2017, 2018 and 2019, our cash and cash equivalents were RMB19.3 million, RMB33.3 million and RMB74.0 million (US$10.6 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of December 31, 2017, 2018 and 2019, our short-term investments were RMB8.0 million, RMB198.0 million and RMB1,473.5 million (US$211.7 million), respectively. Short-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months. As of December 31, 2017, 2018 and 2019, our long-term debt investments were nil, nil and RMB1,181.7 million (US$169.7 million), respectively, as their maturities are more than twelve months. As of December 31, 2017, 2018 and 2019, our prepaid expenses and other current assets were RMB23.1 million, RMB48.8 million and RMB261.5 million (US$37.6 million), respectively. Our prepaid expenses and other current assets consist of prepaid other service fees, contract costs and cash held in accounts with third-party online payment channels.

Our net cash generated from financing activities was primarily attributable to net proceeds from our initial public offering and from exercising the over-allotment option by the underwriters of RMB1,366.9 million (US$196.3 million) after deducting underwriting commissions and the offering expenses payable by us, partially offset by the repurchase of ordinary shares amounting RMB86.7 million (US$12.5 million)

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2019, 16.7%, nil and 83.3% of our cash and cash equivalents were held in Mainland China, Hong Kong and the Cayman Islands, respectively, of which 15.8% were denominated in Renminbi and 84.2% were denominated in U.S. dollars. As of December 31, 2019, 81.3% of our short-term investments were held in China and denominated in Renminbi. As of December 31, 2019, 13.2% of cash and cash equivalents and 80.9% of our short-term investments were held by our VIE and its subsidiaries.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”

All of our revenues are denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2019 was RMB1,285.1 million (US$184.6 million), primarily attributable to a net income of RMB226.6 million (US$32.5 million), adjusted for non-cash items that primarily consist of RMB60.2 million (US$8.6 million) in share-based compensation, and a RMB1,065.6 million (US$153.1 million) increase in deferred revenue resulting from our rapid business expansion.

Net cash generated from operating activities in 2018 was RMB241.9 million, primarily attributable to a net income of RMB19.7 million, adjusted for non-cash items that primarily consist of RMB4.0 million in depreciation of property, equipment and software, and a RMB222.9 million increase in deferred revenue resulting from our rapid business expansion.

Net cash used in operating activities in 2017 was RMB49.6 million, primarily attributable to a net loss of RMB87.0 million and decrease in deferred tax assets of RMB4.6 million, prepaid expenses and other current assets of RMB8.7 million and amounts due from related parties of RMB247 thousand, and an increase in working capital that primarily consists of a RMB23.1 million increase in accrued expenses and other current liabilities and RMB16.5 million increase in deferred revenue.

Investing activities

Net cash used in investing activities in 2019 was RMB2,504.6 million (US$359.8 million), primarily due to the purchase of short-term investments of RMB8,727.8 million (US$1,253.7 million) and long-term investments of RMB1,109.2 million (US$159.3 million), partially offset by proceeds from maturity of short-term investments of RMB7,393.4 million (US$1,062.0 million).

Net cash used in investing activities in 2018 was RMB198.7 million, primarily due to purchase of short-term investments of RMB422.8 million, partially offset by proceeds from maturity of short-term investments of RMB233.0 million.

Net cash used in investing activities in 2017 was RMB10.1 million, primarily due to purchase of short-term investments of RMB26.0 million, partially offset by proceeds from maturity of short-term investments of RMB18.1 million.

Financing activities

Net cash generated from financing activities in 2019 was RMB1,246.1 million (US$179.0 million), primarily attributable to net proceeds from our initial public offering and the exercise of over-allotment option by the underwriters of RMB1,366.9 million (US$196.3 million), partially offset by the repurchase of ordinary shares amounting RMB86.7 million (US$12.5 million).

Net cash used in financing activities in 2018 was RMB29.2 million, primarily attributable to repayment of the loan extended by Mr. Larry Xiangdong Chen in 2017.

Net cash generated from financing activities in 2017 was RMB56.5 million, representing the loan extended by Mr. Larry Xiangdong Chen to us.

Capital expenditures

Our capital expenditures primarily relate to purchase of commercial real estate, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB370 thousand, RMB12.1 million and RMB61.3 million (US$8.8 million) in 2017, 2018 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

In December 2019, the Company entered into a purchase agreement with Zhengzhou Kaitong Kegongmao Co., Ltd. (“Zhengzhou Kaitong”). The purpose of the acquisition is to acquire the commercial real estate owned by Zhengzhou Kaitong which includes two completed office buildings and one office building in construction. The Company plans to use these premises for business operating functions. The total capital commitment contracted but not paid in relation to the purchase of these premises amounted to RMB333.8 million (US$47.9 million) as of December 31, 2019.

Holding Company Structure

GSX Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2019, we had a technology research and development team of 666 professionals.

Live Broadcasting Technology

Live broadcasting technology development has been our main focus since our inception. Currently, our proprietary live broadcasting technology makes it possible for as many as 100,000 students to join a live broadcasting class simultaneously, without compromising video quality. The average delay time is currently below 300 milliseconds for our PC terminal and mobile apps.

Network Infrastructure

We have developed a reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party cloud service providers in China to host our network infrastructure, renting public servers and bandwidth. We back-up our databases on a daily basis. Our IT department monitors the performance of our websites, mobile apps and network infrastructure around the clock to enable us to respond quickly to potential problems.

Big Data and Artificial Intelligence

Big Data

We gather and analyze student data at each stage of their interaction with our platform, including enrolling into our course offerings, attending our live courses, submitting completed exercises and replaying our recorded courses. We have built strong data analytics capabilities using algorithms, models and data analytics tools. We leverage big data analytics technologies to enhance the accuracy in predicting student behavior, which allows optimize targeted marketing and platform operations, and delivers enhanced student experience. We aim to forecast the frequency of course bookings, preferences of course topics and learning progress through the data analytics to make appropriate recommendations and streamline our marketing and teaching operations. Furthermore, our content development team and sales and marketing force also heavily draw upon our data analytics capability.

Artificial Intelligence

With access to a massive amount of data, we believe we are in a strong position to capitalize on the use of artificial intelligence and machine learning technologies. We have applied various artificial intelligence and machine learning technologies in multiple areas of our business operations, such as personalized course recommendation and automated question answering. We will continue to explore the application of the big data and artificial intelligence technologies in our business operations to improve teaching and learning efficiency. For example, we will introduce personalized exercise recommendations to students based on each student’s performance and provide automated exercise grading backed by text and voice recognition to allow our tutors to have more time for student interactions, and make higher student-to-tutor ratio possible without sacrificing student experience.

BOSS System

We have developed our business & operations support system, or BOSS system, to provide integrated and automated services to employees during every major aspect of our business operations. Our BOSS system is our internal system used by our employees, ranging from instructors, tutors, sales personnel, content development personnel, operations team, and management. Our BOSS system empowers our employees with automated workflows, such as scheduling courses, analyzing student exercises, and tracking students’ attendance, course completion and retention.

Business Intelligence System

We have adopted a company-wide best-practice proprietary business intelligence system, which is closely integrated with our business operations. Business intelligence system analyzes data from both BOSS and our financial reporting system. With current business information readily available through this system, we are able to timely and better refine our resource allocation, respond to changes in customer behavior patterns, adjust operational details, and set budgetary targets.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

		Years ending December 31,
	Total	2020	2021	2022	2023	2024	2025 and thereafter
	(RMB in millions)
Operating lease commitments(1)	284.1	71.4	59.4	50.5	43.7	39.0	20.1
Real estate purchase commitment	333.8	333.8	—	—	—	—	—

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	48	Chairman of the Board of Directors and Chief Executive Officer
Xin Fan	41	Independent Director
Yiming Hu	48	Independent Director
Ming Liao	48	Independent Director
Xiuping Qi	42	Vice President
Wei Liu	34	Vice President
Nan Shen	35	Chief Financial Officer

Mr. Larry Xiangdong Chen is our founder and has served as the chairman of our board of directors and our chief executive officer since our incorporation. Prior to founding our company, Mr. Chen served as the executive president of New Oriental Education & Technology Group Inc. (NYSE: EDU), or New Oriental Education, from November 2010 to January 2014. Mr. Chen joined New Oriental in 1999. He was promoted to be senior vice president in January 2006, and from 2001 to January 2002 he served as executive assistant to the chief executive officer of New Oriental Education. From 2002 to 2003, Mr. Chen was the president of Wuhan New Oriental School. Mr. Chen was promoted to vice president in September 2003, and in this capacity was in charge of a number of departments at New Oriental Education’s headquarters, including its short-term training system, human resources, marketing and public relations and business development. Mr. Chen received his master’s and Ph.D. degrees in economics from Renmin University of China. Mr. Chen completed the General Manager Program at Harvard Business School in 2005.

Mr. Xin Fan has served as our director since June 2019. Mr. Fan currently also serves as the chief financial officer of Bilibili Inc. (Nasdaq: BILI) and as an independent director of UP Fintech Holding Limited (Nasdaq: TIGR). Prior to that, Mr. Fan served as Bilibili’s vice president of finance between April 2016 and September 2017. Before joining Bilibili, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

Mr. Yiming Hu has served as our director since June 2019. Mr. Hu has served as the chairman of the board of directors of Dongfang Beidou Technology (Beijing) Co., Ltd., a provider of navigation and positions products, since April 2018, and has been responsible for its strategic planning, organization and implementation. From March 2006 to May 2016, Mr. Hu held various positions at Ping An Trust Co., Ltd., including serving as project manager, general manager of the Beijing branch, and general manager of the private wealth division. Before joining Ping An Trust, Mr. Hu was a researcher at the Beijing Center for International Economic Research from July 1998 to March 2006, responsible for domestic and foreign macroeconomic tracking, analysis and research. Mr. Hu received his bachelor’s degree in political science and law from Xinyang Normal College in 1993 and his master’s degree in international economics from Renmin University of China in 1998.

Mr. Ming Liao has served as our director since June 2019. Mr. Liao has been a founding partner and director of Prospect Avenue Capital, a late-stage private equity fund manager focusing on the internet industry, since July 2016. From February 2014 to February 2015, Mr. Liao served as the chief representative of UBS AG’s Beijing representative office, working at its investment banking division. Prior to joining UBS, Mr. Liao was a director at the investment banking division of Barclays Capital Asia from May 2011 to March 2013. Before Barclays, Mr. Liao was a vice president at The Carlyle Group’s investor relations division from September 2008 to May 2011, responsible for fund raising in China. Prior to joining Carlyle, Mr. Liao was a vice president in the investment banking division of Morgan Stanley Asia from August 2006 to August 2008. Mr. Liao received his bachelor’s degree in economics from Renmin University of China in 1995, and his master’s degree in public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2000.

Mr. Xiuping Qi has served as our vice president since May 2016. Mr. Qi has extensive experience in technology and internet sectors. Prior to joining us, Mr. Qi was a co-founder and General Manager of the artificial intelligence accommodation department at Qunar.com from April 2014 to May 2016. Before that, Mr. Qi worked at Alibaba.com from November 2002 to April 2014 as the general manager of its International Core Business Unit, responsible for regional daily operation management in Northern China. Prior to joining Alibaba, Mr. Qi was a manager at Qingdao Yellow River Electronic Ltd. and China.com from 1998 to 2002. Mr. Qi received his bachelor’s degree in applied electronics technology from Qingdao University in 1998 and his executive MBA from Tsinghua University in 2017.

Mr. Wei Liu has served as our vice president since November 2018. Mr. Liu joined us in August 2015. Prior to joining us, Mr. Liu served as a manager at Sohu Video, the online video platform of Sohu.com Ltd. (Nasdaq: SOHU), where he was responsible for business strategy, planning, management, and research and development from October 2012 to July 2015. Before that, Mr. Liu was an analyst at Accenture, a global management consulting and professional services firm that provides strategy, consulting, digital, technology and operations services, from July 2010 to September 2012. Mr. Liu received his bachelor’s degree in electrical engineering and automation from Beijing Technology and Business University in 2006 and his master’s degree in computer science from University of Chinese Academy of Sciences in 2010.

Ms. Nan Shen has served as our chief financial officer since December 2018. Prior to joining us, Ms. Shen was the chief financial officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served multiple positions at PricewaterhouseCoopers between February 2012 to November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager of Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively. Ms. Shen is a certified public accountant in China.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB1.5 million (US$216 thousand) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 29, 2020, 8,473,127 options have been granted and are outstanding and 1,145,976 restricted share units have been granted and are outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the Plan.

Type of Awards. The Plan permits the awards of options, restricted share units and restricted shares.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the fair market value and number of shares covered by the awards to be granted to each participant, and the terms and conditions of each award granted.

Award Agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is 10 years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Unless terminated earlier, the Plan has a term of 10 years. Our board of directors has the authority to terminate, amend, suspend or modify the Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the Plan.

The following table summarizes, as of February 29, 2020, the outstanding awards granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Xiuping Qi	*	0.01	December 31, 2016 and December 31, 2018	December 31, 2026 and December 31, 2028
Wei Liu	*	0.01	December 31, 2016 and December 31, 2018	December 31, 2026 and December 31, 2028
Nan Shen	*	0.01	December 31, 2018	December 31, 2028

Total	2,020,000

Note:

*	Aggregate number of shares represented by all grants of options to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2020.

As of February 29, 2020, our employees other than members of our directors and officers as a group held 6,453,127 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 29, 2020, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Xin Fan	*	August 21, 2019	August 21, 2029
Yiming Hu	*	August 21, 2019	August 21, 2029
Ming Liao	*	August 21, 2019	August 21, 2029

Total	27,000

Note:

*

Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2020.

As of February 29, 2020, our employees other than members of our directors and officers as a group held 1,118,976 outstanding restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Xin Fan, Yiming Hu and Ming Liao. Xin Fan is the chairman of our audit committee. We have determined that Xin Fan, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Xin Fan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xin Fan, Yiming Hu and Ming Liao. Yiming Hu is the chairman of our compensation committee. We have determined that Xin Fan, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Xin Fan, Yiming Hu and Ming Liao. Ming Liao is the chairman of our nominating and corporate governance committee. We have determined that Xin Fan, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees

We had 507, 1,315 and 6,435 employees as of December 31, 2017, 2018 and 2019, respectively. All of our full-time employees are located in China. The following table sets forth the number of our employees by function as of December 31, 2019:

Function:	As of December 31, 2019
Instructors	176
Tutors	3,736
Technology and content research and development	885
User growth	376
Sales	707
General and administrative	555

Total	6,435

Besides full-time instructors, we also engage full-time exclusive contracted instructors to deliver our online courses. As of December 31, 2019, we employed 176 full-time instructors and had 56 full-time on-line exclusively contracted instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contracted instructors generally enter into exclusive service contracts with us and are not required to come into our office to deliver lessons. Our 176 full-time employed instructors also engage in content development activities.

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 159,097,050 ordinary shares outstanding as of February 29, 2020, comprising of 85,791,762 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen(1)	—	73,305,288	46.1%	89.5%
Xin Fan(2)	*	—	*	*
Yiming Hu(3)	*	—	*	*
Ming Liao(4)	*	—	*	*
Xiuping Qi(5)	1,714,560	—	1.1%	*
Wei Liu(5)	*	—	*	*
Nan Shen(5)	*	—	*	*
All Directors and Executive Officers as a Group	3,045,120	73,305,288	48.0%	89.9%
Principal Shareholders:
Ebetter International Group Limited(1)	—	73,305,288	46.1%	89.5%
Ting Yuan Group Limited(6)	9,678,125	—	6.1%	1.2%
Origin Beyond Limited(7)	18,452,370	—	11.6%	2.3%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2020.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 29, 2020.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 73,305,288 Class B ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of this trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ebetter International Group Limited in our company. Mr. Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Xin Fan is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.
(3)	The business address of Yiming Hu is 908, Block A, West Four Ring, Haidian District, Beijing, People’s Republic of China.
(4)	The business address of Ming Liao is 22F01, Tower 2, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.
(5)

Represents 2,992,120 Class A ordinary shares held by Irefresh Future Limited, a British Virgin Islands company. Irefresh Future Limited is ultimately owned by Irefresh Future Trust, a trust established under a trust deed between us and Maples Trustee Services (Cayman) Limited as trustee. The trust’s participants and beneficiaries are our employees who transferred shares of our company beneficially owned by them to the trust to be held for their benefit. The trust deed provides that the trustee shall not exercise the voting rights attached to the shares held by Irefresh Future Limited in our company unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company, including Mr. Xiuping Qi, Mr. Wei Liu and Ms. Nan Shen, each of whom is an officer of our company. The registered address of Irefresh Future Limited is at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)

Represents 9,678,125 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company with its registered address at Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands, based on a Schedule 13G filed by Ting Yuan Group Limited on February 5, 2020.

(7)

Represents 18,452,370 Class A ordinary shares held by Origin Beyond Limited, a British Virgin Islands company with its registered address at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, based on a Schedule 13G filed by Origin Beyond Limited on February 6, 2020.

As of February 29, 2020, 29,447,050 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 29,447,050 Class A ordinary shares, representing approximately 18.5% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Our Chief Executive Officer and Other Related Parties

Amount due to our Chief Executive Officer. As of December 31, 2017, 2018 and 2019, we had RMB64.5 million, RMB35.3 million and RMB460 thousand (US$66 thousand), respectively, due to Mr. Larry Xiangdong Chen, our chief executive officer and chairman of our board of directors, representing the outstanding balance of loan extended by Mr. Chen in 2017 to us.

Transactions with Beijing Youlian Global Education Technology Co., Ltd. Beijing Youlian Global Education Technology Co., Ltd., or Beijing Youlian, is an investee company of ours. We had amounts due from Beijing Youlian of RMB247 thousand, RMB710 thousand and nil as of December 31, 2017, 2018 and 2019, respectively. For the years ended December 31, 2017, 2018 and 2019, we provided technical services to Beijing Youlian amounting to RMB1.5 million, RMB4.7 million and RMB566 thousand (US$81 thousand), respectively. We received advertising service provided by Beijing Youlian amounting to RMB33 thousand, RMB2.1 million and RMB3.6 million (US$513 thousand) for the years ended December 31, 2017, 2018 and 2019, respectively.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on March 15, 2019 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) June 1, 2020 or (ii) one year following the closing of a qualified initial public offering, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least 20% (or any lesser percentage if the anticipated gross proceeds to our company from such proposed offering would exceed US$5,000,000) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration statement and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (iii) third, to holders of other securities of us.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses (other than underwriting discounts and commissions, the holders’ fees for special counsel and fees charged or payable to the depositary bank) and expenses incurred by holders upon our or an underwriters’ request in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of a qualified public offering, (ii) the termination, liquidation, dissolution of our company or a liquidation event, and (iii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE under the symbol “GSX” since June 6, 2019.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not our founder (Larry Xiangdong Chen) or an affiliate of the founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our third amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions set out in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

•

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our third amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. The ability of Cayman Islands companies to provide in their articles of association for indemnification of officers and directors is limited, insofar as it is not permissible for the directors to contract out of the core fiduciary duties they owe to the company, nor would any indemnity be effective if it were held by the Cayman Islands courts to be contrary to public policy, which would include any attempt to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company including the following—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to table resolutions at a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, the board shall convene an extraordinary general meeting. However, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our third amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Appointment of Directors. The Company may by ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors or as an addition to the existing board of directors. A vacancy on the board of directors created by the removal of a director may be filled by way of an ordinary resolution of the Company’s shareholders or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.

Each director whose term of office expires shall be eligible for re-election at a meeting of the Company’s shareholders or re-appointment by the board of directors.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our third amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, we may only materially adversely vary the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares. Under our third amended and restated memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Exempted Company. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

E.	Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that GSX Techedu Inc. is not a PRC resident enterprise for PRC tax purposes. GSX Techedu Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that GSX Techedu Inc. meets all of the conditions above. GSX Techedu Inc. is a company incorporated outside of the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that GSX Techedu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of GSX Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that GSX Techedu Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, GSX Techedu Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnerships holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2019 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the New York Stock Exchange. We believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or ordinary shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally the capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock because the ADSs are listed on the New York Stock Exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (Registration No. 333-231275), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-231726) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE rules, we will post this annual report on our website http://gsx.investorroom.com/. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our net revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

The RMB depreciated by 1.26% against the U.S. dollar in 2019. As of December 31, 2019, we had RMB-denominated cash and cash equivalents and short-term investments of RMB1,209.0 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$48.6 million. Assuming we had converted RMB1,209.0 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of the end of 2019, our U.S. dollar cash balance would have been US$222.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$239.6 million instead. Assuming we had converted US$48.6 million into RMB at the exchange rate of RMB6.9618 for US$1.00 as of the end of 2019, our RMB cash balance would have been RMB1,547.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,516.6 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

In the future, we may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Cayman Islands (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019, we received US$1.9 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-231275) in relation to the initial public offering of 20,532,000 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 732,000 ADSs) representing 13,688,000 of our Class A ordinary shares, at a public offering price of US$10.50 per ADS. The registration statement was declared effective by the SEC on June 5, 2019. Our initial public offering closed in June 2019. Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Barclays Capital Inc. and CLSA Limited were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, were US$215.6 million.

We received net proceeds of US$196.3 million from our initial public offering and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$19.3 million, which included US$15.1 million for underwriting discounts and commissions and US$4.2 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2019, we invested USD189.0 million of the net proceeds from our initial public offering in wealth management products and deposited the rest in interest-bearing bank accounts, and we intend to use the proceeds from our initial public offering for general corporate purposes, which may include improving students’ learning experience and educational content development, recruiting high quality teaching staff, improving technology infrastructure, spending on marketing and brand promotions, and funding working capital. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the two years in the period ended December 31, 2018 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weakness and the other control deficiencies, we have implemented a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls over our information systems. As of December 31, 2019, we determined that the above-mentioned material weaknesses had been remediated.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that members including Xin Fan, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://gsx.investorroom.com/Governance-Documents/.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2018	2019
	RMB	RMB
	(in thousands)
Audit fees(1)	3,000	11,080
Tax fees(2)	—	1,276

Notes:

(1)

“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering and registered follow-on offering in 2019.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us in 2019. We repurchased an aggregate of 418,298 Class A ordinary shares from our employees for an aggregate consideration of RMB86.7 million (US$12.5 million).

Date of Repurchase	Total Number of Class A Ordinary Shares Repurchased	Average Price Paid Per Class A Ordinary Share
December 11, 2019	418,298	US$29.7

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country practice with respect to any corporate governance matter, but if we do choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our then issued and outstanding Class B ordinary shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to reply on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of GSX Techedu Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.3	Deposit Agreement dated June 5, 2019 among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-235314), as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated March 15, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.5*	Description of Securities

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.4	English translation of the executed form of the Powers of Attorney granted by shareholders of our VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.5	English translation of the Equity Interest Pledge Agreement among our WFOE, our VIE and shareholders of our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.6	English translation of the Exclusive Management Services and Business Cooperation Agreement between our WFOE and our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2018)

Exhibit Number

4.7	English translation of the Exclusive Call Option Agreement among our WFOE, our VIE and shareholders of our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.8	English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIE, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.9*	English translation of Framework Cooperation Agreement regarding the Transfer of 100% Equity Interest in Zhengzhou Kaitong Kegongmao Co., Ltd.

8.1*	Subsidiaries and variable interest entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GSX Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chief Executive Officer

Date: April 3, 2020

GSX TECHEDU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GSX Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GSX Techedu Inc. (formerly BaiJiaHuLian Group Holdings Limited) and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Convenience translation

Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 3, 2020

We have served as the Company’s auditor since 2018.

GSX TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	33,259	73,967	10,625
Short-term investments (including available-for-sale debt securities of RMB82,991 and RMB1,328,342 as of December 31, 2018 and 2019, respectively)	197,991	1,473,452	211,648
Prepaid expenses and other current assets	48,841	261,482	37,559
Amounts due from related parties	710	—	—

Total current assets	280,801	1,808,901	259,832

Non-current assets
Operating lease right-of-use assets	—	264,909	38,052
Property, equipment and software, net	16,779	81,860	11,758
Intangible assets	237	100	14
Long-term investments (including available-for-sale debt securities of RMB nil and RMB1,181,693 as of December 31, 2018 and 2019, respectively)	5,221	1,188,286	170,687
Goodwill	331	331	48
Deferred tax assets	31,266	30,716	4,412
Rental deposit	3,508	18,719	2,689
Other non-current assets	60	710	102

TOTAL ASSETS	338,203	3,394,532	487,594

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB51,445 and RMB188,975 as of December 31, 2018 and 2019, respectively)	57,244	228,753	32,858
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	263,330	1,331,962	191,324
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	59,982	8,616
Income tax payable of the consolidated VIE without recourse to the Group	—	16,093	2,312
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB960 and RMB460 as of December 31, 2018 and 2019, respectively)	35,338	460	66

Total current liabilities	355,912	1,637,250	235,176

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	8,711	5,674	815
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	194,228	27,899
Deferred tax liabilities of the consolidated VIE without recourse to the Group	59	25	4

TOTAL LIABILITIES	364,682	1,837,177	263,894

GSX TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
MEZZANlNE EQUITY
Series A convertible redeemable preferred shares (USD0.0001 par value; 35,625,002 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019; liquidation value of RMB578,709 and RMB nil as of December 31, 2018 and 2019)	466,060	—	—

SHAREHOLDERS’(DEFICIT) EQUITY
Ordinary shares (par value of USD0.0001 per share; 464,374,998 and nil shares authorized as of December 31, 2018 and 2019; 92,224,998 and nil shares issued and outstanding as of December 31, 2018 and 2019)	60	—	—
Class A ordinary shares (par value of USD0.0001 per share; nil and 800,000,000 shares authorized as of December 31, 2018 and 2019; nil and 86,210,060 shares issued; nil and 85,791,762 shares outstanding as of December 31, 2018 and 2019)	—	58	8
Class B ordinary shares (par value of USD0.0001 per share; nil and 100,000,000 shares authorized as of December 31, 2018 and 2019, nil and 73,305,288 shares issued and outstanding as of December 31, 2018 and 2019)	—	48	7
Treasury stock, at cost	—	(86,739)	(12,459)
Additional paid-in capital	—	1,899,059	272,783
Accumulated other comprehensive income	1,166	17,829	2,561
Statutory reserves	—	6,921	994
Accumulated deficit	(493,765)	(279,821)	(40,194)

TOTAL SHAREHOLDERS’(DEFICIT) EQUITY	(492,539)	1,557,355	223,700

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	338,203	3,394,532	487,594

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	97,580	397,306	2,114,855	303,780
Cost of revenues (including share-based compensation expenses of RMB3, RMB283 and RMB16,504 for the years ended December 31, 2017, 2018 and 2019, respectively)	(25,023)	(142,753)	(535,912)	(76,979)

Gross profit	72,557	254,553	1,578,943	226,801

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB373, RMB429 and RMB5,606 for the years ended December 31, 2017, 2018 and 2019, respectively)	(75,325)	(121,518)	(1,040,906)	(149,517)
Research and development expenses (including share-based compensation expenses of RMB276, RMB782 and RMB16,357 for the years ended December 31, 2017, 2018 and 2019, respectively)	(52,451)	(74,050)	(212,197)	(30,480)
General and administrative expenses (including share-based compensation expenses of RMB5,136, RMB4,423 and RMB21,770 for the years ended December 31, 2017, 2018 and 2019, respectively)	(37,208)	(39,831)	(110,106)	(15,816)

Total operating expenses	(164,984)	(235,399)	(1,363,209)	(195,813)

(Loss) income from operations	(92,427)	19,154	215,734	30,988

Interest income	189	2,193	8,861	1,273
Realized gains from investments	—	—	11,395	1,637
Other income	2,004	495	6,462	929
Other expenses	(50)	(445)	(213)	(31)
Impairment loss on equity method investment	(1,070)	—	—	—

(Loss) income before provision for income tax and (loss) income from equity method investments	(91,354)	21,397	242,239	34,796

Income tax benefits (expenses)	4,620	(2,616)	(16,957)	(2,435)
(Loss) income from equity method investments	(221)	869	1,348	194

Net (loss) income	(86,955)	19,650	226,630	32,555

Less: Series A convertible redeemable preferred shares redemption value accretion	38,930	38,930	16,772	2,409
Less: Undistributed earnings allocated to the participating preferred shares	—	—	21,698	3,117
Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(125,885)	(19,280)	188,160	27,029

Net (loss)/income per ordinary share
Basic	(1.36)	(0.21)	1.42	0.20
Diluted	(1.36)	(0.21)	1.35	0.19
Net (loss)/income per ADS
Basic	(0.91)	(0.14)	0.95	0.13
Diluted	(0.91)	(0.14)	0.90	0.13

Weighted average shares used in (loss)/income per share
Basic	92,224,998	92,224,998	132,400,941	132,400,941
Diluted	92,224,998	92,224,998	139,477,898	139,477,898

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss) income	(86,955)	19,650	226,630	32,555
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(39)	10	9,219	1,324
Unrealized gains on available-for-sale investments (net of tax effect of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	24	231	18,839	2,706
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	—	—	(11,395)	(1,637)

Total comprehensive (loss) income attributable to GSX Techedu Inc.	(86,970)	19,891	243,293	34,948

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares	Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total GSX Techedu Inc. shareholders’ (deficit) equity
Balance as of January 1, 2017 in RMB	92,224,998	60	—	—	940	—	(360,060)	(359,060)
Net loss	—	—	—	—	—	—	(86,955)	(86,955)
Share-based compensation	—	—	—	5,788	—	—	—	5,788
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(6,270)	—	—	(32,660)	(38,930)
Contribution from shareholders	—	—	—	482	—	—	—	482
Distribution to shareholders	—	—	—	—	—	—	(727)	(727)
Foreign currency translation adjustments	—	—	—	—	(39)	—	—	(39)
Unrealized gains on available-for-sale investments	—	—	—	—	24	—	—	24

Balance as of December 31, 2017 in RMB	92,224,998	60	—	—	925	—	(480,402)	(479,417)

Net income	—	—	—	—	—	—	19,650	19,650
Share-based compensation	—	—	—	5,917	—	—	—	5,917
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(5,917)	—	—	(33,013)	(38,930)
Foreign currency translation adjustments	—	—	—	—	10	—	—	10
Unrealized gains on available-for-sale investments	—	—	—	—	231	—	—	231

Balance as of December 31, 2018 in RMB	92,224,998	60	—	—	1,166	—	(493,765)	(492,539)

Net income	—	—	—	—	—	—	226,630	226,630
Transfer to statutory reserves	—	—	—	—	—	6,921	(6,921)	—
Issuance of ordinary shares upon initial public offering and exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,791)	13,688,000	9	—	1,366,851	—	—	—	1,366,860
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(11,007)	—	—	(5,765)	(16,772)
Conversion of convertible redeemable Preferred shares	35,625,002	25	—	482,809	—	—	—	482,834
Repurchase of ordinary shares	(418,298)	—	(86,739)	—	—	—	—	(86,739)
Share-based compensation	—	—	—	60,237	—	—	—	60,237
Option exercised	17,977,348	12	—	169	—	—	—	181
Foreign currency translation adjustments	—	—	—	—	9,219	—	—	9,219
Unrealized gains on available-for-sale investments	—	—	—	—	18,839	—	—	18,839
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(11,395)	—	—	(11,395)

Balance as of December 31, 2019 in RMB	159,097,050	106	(86,739)	1,899,059	17,829	6,921	(279,821)	1,557,355

Balance as of December 31, 2019 in USD (Note 2)	159,097,050	15	(12,459)	272,783	2,561	994	(40,194)	223,700

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(86,955)	19,650	226,630	32,555
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, equipment and software	4,931	4,043	11,919	1,712
Amortization of intangible assets	—	173	137	20
Gain from remeasuring fair value of previously held equity interests upon business acquisition	—	(86)	—	—
Loss (income) from equity method investments	221	(869)	(1,348)	(194)
Realized gains from investments	—	—	(11,395)	(1,637)
Loss (gain) on disposal of property, equipment and software	43	108	(175)	(25)
Impairment loss on equity method investments	1,070	—	—	—
Share-based compensation	5,788	5,917	60,237	8,653
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	23,138	8,440	357,203	51,309
Deferred revenue	16,459	222,928	1,065,595	153,063
Prepaid expenses and other current assets	(8,717)	(20,973)	(204,648)	(29,396)
Income tax payable	—	—	16,093	2,312
Amount due from related parties	(247)	1,287	710	102
Other assets	(825)	(1,291)	(236,420)	(33,960)
Amount due to related parties	74	(74)	—	—
Deferred tax assets	(4,623)	2,659	550	79
Deferred tax liabilities	—	(43)	(34)	(5)

Net cash (used in) generated from operating activities	(49,643)	241,869	1,285,054	184,588

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(26,000)	(422,760)	(8,727,762)	(1,253,665)
Proceeds from maturity of short-term investments	18,050	232,950	7,393,386	1,061,993
Loan to related party	(1,750)	—	—	—
Purchase of property, equipment and software	(370)	(12,134)	(61,267)	(8,800)
Purchase of long-term investments	(125)	—	(1,109,180)	(159,324)
Proceeds from capital return related to equity method investments	—	3,185	—	—
Acquisition of businesses, net of cash acquired	—	37	—	—
Disposal of property, equipment and software	55	2	257	37

Net cash used in investing activities	(10,140)	(198,720)	(2,504,566)	(359,759)

GSX TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,791)	—	—	1,366,860	196,337
Repurchase of ordinary shares	—	—	(86,739)	(12,459)
Amount borrowed from related parties	59,531	960	—	—
Repayment to related parties	(3,000)	(30,153)	(34,056)	(4,892)

Net cash generated from (used in) financing activities	56,531	(29,193)	1,246,065	178,986

Effect of exchange rate changes	(40)	9	14,155	2,033

Net (decrease) increase in cash and cash equivalents	(3,292)	13,965	40,708	5,848
Cash and cash equivalents at beginning of the year	22,586	19,294	33,259	4,777

Cash and cash equivalents at end of the year	19,294	33,259	73,967	10,625
Supplemental schedule of cash flow information
Income taxes paid	3	—	348	50

Non-cash investing and financing activity
Disposal of subsidiaries	—	245	—	—
Payables for purchase of property, equipment and software	—	714	15,815	2,272

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

GSX Techedu Inc. (formerly BaiJiaHuLian Group Holdings Limited, the “Company”) was incorporated under the laws of the Cayman Islands in August 2014. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are currently engaged in the business of providing K-12 tutoring services, foreign language, professional and interest education services in the People’s Republic of China (“PRC”).

Beijing BaiJiaHuLian Technology Co., Ltd (“Beijing BaiJiaHuLian” or “VIE”) was founded in June 2014, as a limited liability company in the PRC. Beijing BaiJiaHuLian and its subsidiaries are primarily engaged in providing online K-12 tutoring services, foreign language, professional and interest education services in the PRC.

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIE. On April 28, 2015, BaiJiaHuLian Group Holdings Limited, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its PRC subsidiary, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang” or “WFOE”), entered into a series of contractual arrangements with Beijing BaiJiaHuLian, and the shareholders of Beijing BaiJiaHuLian. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment. Those agreements were amended on March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing BaiJiaHuLian and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.

The Group believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significant affects the economic performance of VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company’s subsidiaries, VIE and VIE’s subsidiaries as of December 31, 2019 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	HongKong	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	PRC	100%	Education services
VIE:
Beijing BaiJiaHuLian	Jun 4, 2014	PRC	100%	Education services
VIE’s subsidiaries:
Beijing Genshuixue Technology Co., Ltd. (“Beijing Genshuixue”)	May 14, 2015	PRC	100%	Education services
Beijing BaiJiaChengXi Education Technology Co., Ltd. (“BaiJiaChengXi”)	Jun 16, 2016	PRC	100%	Education services
Beijing Jiazi Technology Co., Ltd. (“Beijing Jiazi”)	Feb 16, 2016	PRC	100%	Education services
Beijing GaoTuYunji Education Technology Co., Ltd. (“GaoTuYunji”)	Jul 18, 2017	PRC	100%	Education services
Shanghai Jinyou Education Technology Co., Ltd. (“Shanghai Jinyou”)	Jan 31, 2018	PRC	100%	Education services

The English names above are for identification purpose only.

The VIE arrangements

Details of the contractual agreements are set forth below.

•	Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Beijing Lexuebang, the VIE and the shareholders of the VIE, Beijing Lexuebang has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to Beijing Lexuebang in an amount determined by Beijing Lexuebang in its sole discretion. Without the prior written consent of Beijing Lexuebang, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. Beijing Lexuebang owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will be effective for twenty years upon signing by both parties. The term of the agreement was amended on March 2019 and the agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by Beijing Lexuebang with a written notice. Unless otherwise required by applicable PRC laws, our VIE and its shareholders do not have any right to terminate the agreement.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Beijing BaiJiaHuLian:

Equity Pledge Agreement

Under the equity interest pledge agreement among Beijing Lexuebang, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to Beijing Lexuebang as security for performance of the obligations of the VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, Beijing Lexuebang may exercise the right to enforce the pledge immediately. Beijing Lexuebang may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

Exclusive Call Option Agreement

Under the exclusive call option agreement among Beijing Lexuebang, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted Beijing Lexuebang a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Beijing Lexuebang’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to Beijing Lexuebang or its designee(s). The VIE and its shareholders covenant that, without Beijing Lexuebang’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve our VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by Beijing Lexuebang at its discretion or the entire equity interests in the VIE have been transferred to Beijing Lexuebang or its designee(s).

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Agreements that provide the Company effective control over Beijing BaiJiaHuLian: - continued

Powers of Attorney

Pursuant to the powers of attorney executed by the VIE’s shareholders, each of them irrevocably authorized Beijing Lexuebang or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing BaiJiaHuLian and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure - continued

•

Beijing BaiJiaHuLian and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing BaiJiaHuLian, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•

Beijing BaiJiaHuLian and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing BaiJiaHuLian and its subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing BaiJiaHuLian and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing BaiJiaHuLian.

The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2018 and 2019, the VIE and its subsidiaries accounted for an aggregate of 98.71% and 57.21%, respectively, of the Group’s consolidated total assets, and 88.98% and 97.83% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 was included in the accompanying consolidated financial statements:

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure - continued

	As of December 31
	2018	2019
	RMB	RMB
Cash and cash equivalents	31,603	9,763
Short-term investments	197,991	1,191,664
Prepaid expenses and other current assets	48,759	204,270
Amounts due from related parties	710	—

Total current assets	279,063	1,405,697

Property and equipment, net	14,084	76,955
Intangible assets, net	237	100
Long-term investments	5,221	143,800
Deferred tax assets	31,266	30,716
Operating lease right-of-use assets	—	264,909
Others	3,979	19,692

Total non-current assets	54,787	536,172

Total assets	333,850	1,941,869

Accrued expenses and other current liabilities	51,445	188,975
Deferred revenue, current portion	263,330	1,331,962
Operating lease liabilities- current portion	—	59,982
Income tax payable	—	16,093
Amounts due to related parties	960	460

Total current liabilities	315,735	1,597,472

Deferred revenue, non-current portion	8,711	5,674
Deferred tax liabilities	59	25
Operating lease liabilities-non-current portion	—	194,228

Total non-current liabilities	8,770	199,927

Total liabilities	324,505	1,797,399

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure - continued

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	97,580	397,306	2,114,855
Net (loss) income	(44,839)	66,934	211,799
Net cash (used in) generated from operating activities	(18,101)	239,307	1,238,366
Net cash used in investing activities	(8,390)	(195,193)	(1,172,967)
Net cash generated from (used in) financing activities	24,000	(31,040)	(87,239)

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, useful lives of property, equipment and software, impairment assessment of long-lived assets, fair value assessment of available-for-sale debt investments, valuation of share-based compensation, valuation of ordinary shares and preferred share. Actual results may differ materially from those estimates.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, long-term investments accounted for available-for-sale debt investments, receivables from third party payment platform, amounts due from/to related parties and other liabilities.

As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, held-to maturities investments, receivables from third party payment platform, amounts due from/to related parties and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. Available-for-sales investments are recorded at fair value as of December 31, 2018 and 2019.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, change in shareholders’ (deficit) equity and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9618 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

Debt securities investments

As of December 31, 2018 and 2019, the Group’s debt securities include held-to-maturity and available-for-sale investments.

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. As of December 31, 2018 and 2019, the balances of held-to-maturity securities were RMB115,000 and RMB145,110, respectively and were recorded as short-term investments as their maturities are less than twelve months.

Debt securities investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses on the sale of these securities are recognized in the consolidated statements of operations. As of December 31, 2018 and 2019, the balances of available-for-sale debt investments that were recorded as short-term investments amounted to RMB82,991 and RMB1,328,342, respectively. As of December 31, 2018 and 2019, the balances of available-for-sale debt investments that were recorded as long-term investments amounted to nil and RMB1,181,693, respectively as their maturities are more than twelve months.

The Group reviews its investments in debt securities for impairment whenever an event or circumstance indicates that other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments in debt securities. An impairment charge is recorded in the consolidated statements of operations if the carrying amount of an investment exceeds the investment’s fair value and such excess is determined to be other-than-temporary.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, equipment and software, net

Property, equipment and software are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Furniture and office equipment	5 years
Software	10 years
Leasehold improvement	Shorter of the lease term or estimated economic life

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of operations.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2018 and 2019.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.

The Group reviews its equity method investment for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group recorded RMB1,070, RMB nil and RMB nil impairment losses on its equity method investments for the years ended December 31, 2017, 2018 and 2019 respectively.

Revenue recognition

The Group has early adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”) as of January 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. The Group did not apply any practical expedients provided under Topic 606.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group’s revenue is reported net of discount, value added tax and related surcharges.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The primary sources of the Group’s revenues are as follows:

(1) Online tutoring services

The Group offers various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through its diverse offerings of K-12 tutoring, foreign language, professional and interest education services. The Group’s live interactive tutoring services consists of several components, including online live broadcasting classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, the Group has determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.

Once the live interactive tutoring services is complete, the Group also offers the customer a content playback service. In the content playback service, the customer has unlimited access to online pre-recorded audio-video courses for a specified period ranging from one to three years. No other interactions or activities are provided during the playback period. For contracts that provide both the live interactive tutoring service and the content playback service, the Group determined that the live interactive tutoring service and content playback service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. The Group charges a single upfront amount, not with the primary purpose of obtaining financing from the students but, instead, to maximize profitability, taking into consideration the risks associated with providing the service. For K-12 related courses, the Group offers refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered class. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices using an expected cost plus margin methodology. Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as the Group concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as the Group provides such services throughout the playback period.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1) Online tutoring services - continued

In some promotion activities, the Group grants sales incentives, including cash coupon and free class, to students who make qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment, or select to enroll in a new course free of charge, prior to the incentive’s expiration. The cash coupon and free class will expire in no more than eight months. The Group determined the cash coupon and/or free course granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon or free class is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem cash coupon or take the free class offered before the expiration of the sales incentive. Therefore, the Group expects to be entitled to a breakage amount in deferred revenue related to the incentives. The Group estimates the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised.

(2) Other services

Other service revenues are primarily derived from 1) membership-based service and 2) offline business consulting courses.

The Group provided membership-based services before the end of the first quarter of 2019, which consisted of providing a platform connecting training institutions or individual teachers and students. Training institutions or individual teachers who paid the membership fees were able to join the Group’s online platform and market their courses to prospective students. Membership fees were primarily fixed and no contractual membership fee refunds were provided to the training institutions or individual teachers. The membership services mainly provided training institutions or individual teachers with display of an online storefront on the Group’s platforms and access to online account management system, which were accounted for as a single performance obligation as the membership services were highly integrated. These service fees were paid in advance for a specific contracted service period and the revenues were recognized proportionally over the service period, typically 12 months, as the Group concluded that the membership service represented a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

The Group also offers offline business consulting courses targeting principals and other officers of private education institutions who want to improve their management skills. No contractual service fee refund is provided to the course participants. Course fees are collected in advance and the revenues, net of any discounts, are recognized proportionally over the service period, which is generally less than a year, as the classes are generally delivered evenly through the course period.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and third-party agents which the Group started in July 2019. Contract cost assets are amortised over the estimated customer life.

As of December 31, 2019, the balance of contract cost was RMB64,805. For the year ended December 31, 2019, the Group recognized amortization of RMB156,710 as “Selling expenses” in its consolidated statement of operations. There was no impairment of contract cost assets recognized during the year ended December 31, 2019.

Contract and refund liabilities

The following table provides information about the Group’s contract liabilities and refund liability arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	Year ended December 31,
	2018	2019
	RMB	RMB
Deferred revenue-current	263,330	1,331,962
Deferred revenue-non-current	8,711	5,674

	272,041	1,337,636

Refund liability	11,167	54,567

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities - continued

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2018 and 2019 that was included in the deferred revenue balance at January 1, 2018 and January 1, 2019 amounted to RMB45,820 and RMB259,384, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB1,337,636. The Group expects to recognize revenue of RMB1,331,962 and RMB5,144 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB530 recognized thereafter.

Disaggregation of revenue

For the years ended December 31, 2017, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Online tutoring services	28,077	362,622	2,084,803
- K-12 courses	21,652	290,890	1,706,538
- Foreign language, professional and interest education services	6,425	71,732	378,265
Other services:	69,503	34,684	30,052
- Membership-based service	45,702	11,277	282
- Offline business consulting courses	22,023	22,081	25,862
- Others	1,778	1,326	3,908

Total net revenues	97,580	397,306	2,114,855

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space, depreciation and amortization of properties and equipment, teaching materials and bandwidth costs. The instructors consists of both full-time instructors and part-time instructors. Full-time instructors’ compensation primarily consist of base salary, as well as teaching fees based on hourly rates in connection with courses delivered. The compensation of part-time instructors is calculated as a fixed percentage of the tuition fees of the courses delivered by the instructors, and is accrued as courses are delivered. The compensation of tutors consists of base salary and performance-based compensations, which is determined based on student retention and exercise completion. Specifically, if an existing student of a tutor enrolls in a new course, a bonus is paid to the tutor which is calculated as a percentage of the tuition of the new course. Tutors also receive a fixed payment for each exercise marking performed. The Group accrues on a monthly basis for the cost of tutor which includes basic salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated by using the expected tuition collected for the retention courses, multiply by the estimated retention rate and the bonus percentage.

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2017, 2018 and 2019, RMB2,000, RMB400 and RMB310 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes

The Group’s educational services and non-educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with Tax rule.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Share-based compensation

The Group measures the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Comprehensive (loss) income

Comprehensive (loss) income includes net loss/income, foreign currency translation adjustments and the unrealized gains and losses on available-for-sale debt investments of the Group. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group leases administrative office spaces in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to seven years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Net income (loss) per share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group used the two-class method of computing net income (loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the holders of ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.

Diluted income (loss) per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares and share options, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options is computed using the treasury stock method.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB32,643 and RMB11,677 as of December 31, 2018 and 2019, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and receivables from third party payment platform. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2017, 2018 and 2019.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group has elected not to record on the balance sheet leases with an initial term of twelve months or less. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which include the use of hindsight in determining the lease term and the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized right-of-use assets and corresponding lease liabilities of RMB264,909 and RMB254,210, respectively, on the consolidated balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid rent. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 15. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31
	2018	2019
	RMB	RMB
Prepaid other service fees(1)	19,007	112,939
Contract cost (2)	—	64,805
Receivables from broker(3)	—	43,993
Receivables from third party payment platform(4)	24,352	26,570
Others	3,738	9,366
Staff advance	1,744	3,809

	48,841	261,482

(1)

Prepaid other service fees consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.

(2)	Contract cost mainly includes sales commissions to sales personnel and third-party agents which the Group started in July 2019 as described in Note 2.
(3)

Amount represents receivable from broker related to employee’s stock option exercises in connection with employees’ tax obligations. In December 2019, certain employees exercised their stock options for which the Company paid the relevant employee’s tax obligations on their behalf to the appropriate taxing authorities. To settle the employees’ obligations with the Company, the Company’s broker withheld some of the employees’ shares and subsequently sold them in the open market at fair value. The receivable represents the cash to be received from the broker related to the above transaction.

(4)

Receivables from third party payment platform consist of cash that has been received from course participants but held by the third-party payment platform. The Group subsequently collected the full balance from the third-party payment platform.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

4.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Electronic equipment	16,449	60,792
Leasehold improvement	11,180	34,854
Furniture and office equipment	2,853	6,666
Software	360	4,122

Total	30,842	106,434
Less: Accumulated depreciation	(14,063)	(24,574)

	16,779	81,860

Depreciation expenses were RMB4,931, RMB4,043 and RMB11,919 for the years ended December 31, 2017, 2018 and 2019, respectively.

5.	LONG-TERM INVESTMENTS

	As of December 31,
	2018	2019
	RMB	RMB
Equity method investments (1)	5,221	6,593
Available-for-sale debt investments (2)	—	1,181,693

	5,221	1,188,286

(1)

The Group holds less than 40% equity interests in several third-party private companies through investments in their common shares or in-substance common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group recorded its shares of the loss of RMB221 in these investments for the year ended December 31, 2017 and recorded its shares of income in these investments of RMB869 and RMB1,348 for the year ended December 31, 2018 and 2019 respectively.

(2)	Long-term available-for-sale debt investments are reported at fair value. Please refer to debt securities investments decribed in Note 2.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Salary and welfare payable	23,419	127,032
Refund liability (1)	11,167	54,567
Accrued expense	6,538	26,163
Other tax payable	7,111	10,700
Others	178	6,869
Payable to third-parties (2)	8,831	3,422

	57,244	228,753

(1)	Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.
(2)	Payable to third-parties represents fees received from students and payable to training institutions and individual teachers under the Group’s membership-based platform service.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

7.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2018 and 2019, available-for-sale investments recorded in short-term and long-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair value measurement as of December 31, 2019
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments - Wealth management products	—	1,328,342	—	1,328,342
Long-term investments:
Available-for-sale debt investments - Wealth management products	—	1,181,693	—	1,181,693

Total	—	2,510,035	—	2,510,035

	Fair value measurement as of December 31, 2018
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments - Wealth management products	82,991	—	—	82,991

Total	82,991	—	—	82,991

The Group’s available-for-sale debt investments as of December 31, 2019 mainly consists of wealth management products purchased from banks. The Group values these wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. As of December 31, 2018, the Group also invested wealth management products in active market and valued these wealth management products with quoted price, and accordingly the Group classified these assets as Level 1.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

7.	FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

A summary of available-for-sale investments during the years ended December 31, 2018 and 2019 is presented as below:

	As of December 31, 2019
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments - Wealth management products	1,321,090	7,252	—	—	1,328,342
Long-term investments:
Available-for-sale debt investments - Wealth management products	1,181,270	423	—	—	1,181,693

Total	2,502,360	7,675	—	—	2,510,035

	As of December 31, 2018
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments - Wealth management products	82,760	231	—	—	82,991

Total	82,760	231	—	—	82,991

As of December 31, 2019, the fair value of available-for-sale investments by contractual maturity was RMB1,328,342 within one year, RMB1,181,693 within two to three years.

Measured at fair value on a non-recurring basis

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessment.

The Group measures long-term investments (excluding the available-for-sale debt investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8.	SHARE-BASED COMPENSATION

Share options

During the years ended December 31, 2018 and 2019, the Group granted share options to employees. In March 2019, the Group approved the Share lncentive Plan (the “Plan”) under which the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. The term of the option shall not exceed ten years from the date of the grant.

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years.

The Company determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The following assumptions were used.

	As of December 31,
Grant date	2017	2018	2019
Risk-free interest rate	3.03%-3.12%	3.42%-3.78%	3.20%
Volatility	53.20%-53.90%	53.40%-56.20%	54.60%
Dividend yield	—	—	—
Exercise multiples	2.2	2.2	2.2-2.8
Life of options (in years)	10	10	10
Fair value of underlying ordinary shares	2.9-4.3	4.5-12.7	72.1

Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

Share options - continued

Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

Life of options

Life of options is extracted from option agreements.

Fair value of underlying ordinary shares

Prior to the completion of initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. The fair value of the underlying ordinary shares is determined based on the closing market price of the share after the completion of initial public offering in June 2019.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

Share options - continued

A summary of options activities during the year ended December 31, 2019 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2019	24,470,565	0.01	3.54	8.36	310,213
Granted	1,979,910	0.01	72.12
Exercised	17,977,348	0.01	1.47

Options outstanding at December 31, 2019	8,473,127	0.01	23.96	8.62	1,934,139

Options vested and expected to vest as of December 31, 2019	8,473,127	0.01	23.96	8.62	1,934,139

Options exercisable as of December 31, 2019	1,091,947	0.01	12.21	8.90	249,256

The total fair value of options vested during the year ended December 31, 2018 and 2019 were RMB2,288 and RMB14,948, respectively.

During the year ended December 31, 2019, the Company granted 1,979,910 graded vesting options to certain employees. The Company recognizes compensation expenses related to those options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards. RMB48,005 of compensation expenses for all options granted were recorded for the year ended December, 2019.

As of December 31, 2019, there was RMB154,502 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 8.62 years.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

Restricted Stock Units

During year ended December 31, 2019, the Company granted 767,060 restricted stock units (“RSUs”) respectively to employees at an exercise price of nil per share. These RSUs have a vesting period of four years of employment services with one-fourth vesting at each anniversary of the grant date. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Company is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Company at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Company’s ordinary shares on the grant date which were RMB117,664 during the year ended December 31, 2019. During the period ended December 31, 2019, the Group recorded compensation expense of RMB12,232 for the RSUs.

As of December 31, 2019, there was RMB105,432 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 3.75 years. The weighted average granted fair value of the RSUs granted during the year ended December 31, 2019 were RMB153.40 per RSU.

A summary of the RSUs activity during the year ended December 31, 2019 is presented below:

RSUs
Unvested balance at January 1, 2019	—
Granted	767,060
Vested	—

Unvested balance at December 31, 2019	767,060

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In 2015, the Company issued Series A convertible redeemable preferred shares to a group of investors. Key terms of the Series A Preferred Shares are summarized as follows:

Voting Rights

The holders of Series A Preferred Shares and ordinary shares shall vote together based on their shareholding ratio.

Dividends

If the Board of Directors decides to pay dividends, the holders of the Series A Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Ordinary Shares at the rate of 8% of the applicable preferred share issue price per annum on each Series A Preferred Shares, payable in U.S. dollars and annually when, as and if declared by the Board. Such distributions shall not be cumulative.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption

At any time after the earlier of (i) termination of Mr. Larry Xiangdong Chen’s full-time employment relationship with the Group prior to a Qualified Initial Public Offering (“QIPO”), (ii) termination of the full-time employment relationship of any two of the founders (other than Mr. Larry Xiangdong Chen) with the Group prior to a QIPO, (iii) June 30, 2018, if the company has not consummated a QIPO due to the reason that the Founders of the Company disapprove or otherwise fail to approve a QIPO whilst the Company has satisfied, or is reasonably expected to satisfy the requirements necessary to consummate a QIPO, (iv) June 30, 2018, if the company has not consummated a QIPO due to any other reasons (other than the reason set forth in the Situation (iii)), (v) the failure by the Series A Preferred Shares holders to conduct the inspection contemplated for reasons attributable to the Seller Parties, or (vi) any material breach by the Group, the founders or the BVI companies of any representatives, warranties or covenants, the Company or the CEO shall redeem all or portion of respective outstanding Series A Preferred Shares within two months after the Company or the founders receive the redemption notice.

The redemption price shall be a return at a specified rate per annum single annually from the original issue date to the date on which the applicable redemption amount is paid in full. A specified rate might be (a) 20% if the redemption is initiated pursuant to Situation(i); (b) 10% if the redemption is initiated pursuant to Situation (ii); (c) 15% if the redemption is initiated pursuant to Situation (iii); (d) 12% if the Redemption is initiated pursuant to Situation (iv)-(vi), as applicable. The redemption value of the convertible redeemable preferred shares was RMB466,060 and nil as of December 31, 2018 and 2019, respectively.

In October and December 2018, two existing Series A Preferred Share investors exercised their redemption option for a portion of their shares. As a result, the CEO repurchased 4,166,219 Series A Preferred Shares for cash for a total consideration of RMB60,050. The repurchase price was calculated based on the redemption option included in the Series A Preferred Shares agreement described in the previous paragraph. The Group treated the cash payment as an equity contribution to the Group from the CEO for the redemption price and the Group using the funds to redeem those shares, combined with a subsequent issuance of Series A Preferred Shares to the CEO. The redemption price equaled the carrying amount of the Series A Preferred Shares at the redemption date and thus, did not result in any deemed dividend. Additionally, the Company recorded RMB3,247 as share-based compensation, representing the difference between the fair value of the Series A Preferred Shares and the redemption price.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation

In the event of liquidation, the holders of Series A Preferred Shares shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount per Series A Preferred Share equal to (i) 150% of the applicable Series A Preferred Share issue price, plus (ii) an amount accruing thereon at a compound annual rate of 8% of the applicable Series A Preferred Share issue price, plus (iii) all declared but unpaid dividends thereon.

In the event of insufficient funds available to pay in full the preference amount in respect of Series A Preferred Shares, the entire assets and funds of the Company legally available for distribution to the holders of Series A Preferred Shares shall be distributed on a pro rata basis among the holders of Series A Preferred Shares in proportion to issued price.

Conversion

Each Preferred Share shall automatically be converted into Ordinary Shares at the then applicable preferred share conversion price upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States; or upon the prior written approval of the holders of at least two thirds of the Series A Preferred Shares.

The conversion rate for Series A Preferred Shares shall be determined by dividing Series A Preferred Shares issue price by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Series A Preferred Share issue price (i.e., a 1-to-1 initial conversion ratio), which will be subject to adjustments to reflect stock dividends, stock splits and other events.

Modification of preferred shares

In March 15, 2019, the Company and the Series A Preferred Share investors agreed to (i) extend the original redemption date of the Series A Preferred Shares from June 30, 2018 to June 30, 2020, (ii) removed the termination of the full-time employment relationship of any two of the founders of the Group prior to a QIPO as a redemption triggering event and (iii) changed the liquidation preference to include an automatic termination once a QIPO occurs. As this transaction represented a modification as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of the Series A Preferred Share at the modification date resulting from the changes described and concluded that the increase was insignificant.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

The change in the balance of Series A Preferred Shares included in mezzanine equity for the years ended December 31, 2017, 2018 and 2019 are as follows:

Series A Preferred Shares
RMB
Balance as of January 1, 2017	388,200
Accretion of Series A Preferred Shares	38,930

Balance as of January 1, 2018	427,130
Accretion of Series A Preferred Shares	38,930

Balance as of January 1, 2019	466,060
Accretion of Series A Preferred Shares	16,772
Conversion to ordinary shares	(482,832)

Balance as of December 31, 2019	—

The Group recognizes changes in the redemption value ratably over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.

Upon the completion of the initial public offering, all of the Company’s Series A Preferred Share were converted into 35,625,002 ordinary shares on an one-to-one basis.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10.	ORDINARY SHARES

As of December 31, 2018, 92,224,998 ordinary shares were issued and outstanding. In June 2019, the Company completed its initial public offering and issued 20,532,000 ADSs (representing 13,688,000 Class A ordinary shares). The net proceeds raised from initial public offering and from exercising the over-allotment option by the underwriters were RMB1,366,860, net of issuance cost of RMB31,791. Upon the completion of the initial public offering, the ordinary shares of the Company are classified as Class A and Class B. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of initial public offering, 157,138,000 ordinary shares outstanding then were designated to 83,832,712 Class A ordinary shares and 73,305,288 Class B ordinary shares, respectively.

In November 2019, the Company completed a registered follow-on public offering of secondary shares. The Company did not receive any proceeds from the offering.

Shares issued to employees upon exercising their stock options is net of the tax withholding requirements paid on behalf of the employees. During the year ended December 31, 2019, the Company withheld 418,298 ordinary shares to satisfy its employees’ tax obligations amounting to RMB86,739 (USD12,459). The Company paid this amount in cash to the appropriate taxing authorities. They are treated as common stock repurchases for accounting and disclosure purposes as they reduce the number of shares.

11.	INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in 2017 and during the first three months of 2018. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2,000 of assessable profit and 16.5% for profit exceeding HKD2,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2018 and 2019.

The Company’s subsidiary, the VIE and the VIE’s subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008 with the following exceptions.

Beijing BaiJiaHuLian qualified as a High and New Technology Enterprise from 2017 to 2019 and accordingly was entitled to the 15% preferential tax rate during the period.

GaoTuYunJi newly qualified as a High and New Technology Enterprise during the year ended December 31, 2019 and accordingly was entitled to a 15% preferential tax rate from 2019 to 2021.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11.	INCOME TAXES - continued

Beijing Lexuebang also qualified as a High and New Technology Enterprise during the year ended December 31, 2019. Furthermore, Beijing Lexuebang has applied for Software Enterprise and obtained the Certificate by the end of March 2020 Beijing Lexuebang accordingly adopted exemption from EIT for year 2019 and 2020, and 12.5% from 2021 to 2023.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expense	(3)	—	(16,441)
Deferred tax benefit (expense)	4,623	(2,616)	(516)

	4,620	(2,616)	(16,957)

The principle components of deferred tax assets were as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Deferred tax assets
Impairment loss on long-term investments	161	—	—
Deductible temporary difference related to advertising expenses	14	3,122	51,607
Net operating loss carrying forwards	65,137	70,941	19,461

Total deferred tax assets	65,312	74,063	71,068
Less: valuation allowance	(31,387)	(42,797)	(40,352)

Deferred tax assets net	33,925	31,266	30,716

As of December 31, 2019, the Group had net operating loss carried forward of RMB77,849 from the Company’s PRC entities, which will expire on various dates from December 31, 2020 to December 31, 2029.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11.	INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
(Loss) income before provision for income taxes	(91,354)	21,397	242,239
Income tax (benefit) expense computed at an applicable tax rate of 25%	(22,839)	5,349	60,560
Effect of non-deductible expenses	7,354	4,100	11,010
Effect of research and development super-deduction	—	—	(38,078)
Effect of preferential tax rate	(878)	(18,243)	(10,399)
Effect on tax rates in different tax jurisdictions	—	—	(3,691)
Change in valuation allowance	11,743	11,410	(2,445)

	(4,620)	2,616	16,957

The movements of valuation allowance for the years end December 31, 2017, 2018 and 2019 are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the period	25,976	31,387	42,797
Additions	11,743	11,410	36,138
Decrease related to subsidiary disposals	(6,332)	—	—
Reversal	—	—	(38,583)

Balance at end of the period	31,387	42,797	40,352

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11.	INCOME TAXES - continued

If Beijing BaiJiaHuLian, GaoTuYunJi and Beijing Lexuebang did not enjoy income tax preferential tax rates for the years ended December 31, 2017, 2018 and 2019, the increase in income tax expenses and decrease in net income per share amounts would be as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Increase in income tax expenses	878	18,243	10,399
Decrease in net income per ordinary share-basic	0.01	0.20	0.08
Decrease in net income per ordinary share-diluted	0.01	0.20	0.07

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2019. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2019.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIE that are available for reinvestment. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIE do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed from the VIE to WFOE in a manner that would not be subject to income tax.

12.	NET (LOSS) INCOME PER SHARE

For the years ended December 31, 2017, 2018 and 2019, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares, preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12.	NET (LOSS) INCOME PER SHARE - continued

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic net (loss) income per share calculation
Numerator:
Net (loss) income	(86,955)	19,650	226,630
Less: Accretion on Series A Preferred Shares redemption value	38,930	38,930	16,772
Less: Undistributed earnings allocated to Series A Preferred Shares	—	—	21,698
Net (loss)/income attributed to ordinary shareholders for computing net (loss)/ income per ordinary shares-basic	(125,885)	(19,280)	188,160

Denominator:
Weighted average ordinary shares outstanding used in computing net loss/income per ordinary shares-basic	92,224,998	92,224,998	132,400,941
Net (loss)/income per ordinary share attributable to ordinary shareholders-basic	(1.36)	(0.21)	1.42

Diluted net (loss)/income per ordinary share calculation
Net (loss)/income attributed to ordinary shareholders for computing net (loss)/income per ordinary shares-diluted
Denominator:
Weighted average ordinary shares basic outstanding	92,224,998	92,224,998	132,400,941
Effect of potentially diluted stock options	—	—	6,998,647
Effect of potentially diluted RSUs	—	—	78,310
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares-diluted	92,224,998	92,224,998	139,477,898

Net (loss) income per ordinary share attributable to ordinary shareholders-diluted	(1.36)	(0.21)	1.35

Note:

For the years ended December 31, 2017, 2018 and 2019, the following shares, share options or RSUs outstanding were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	For the year ended December 31,
	2017	2018	2019
Shares issuable upon exercise of share options	21,347,418	21,892,243	—
Shares issuable upon conversion of Series A Preferred Shares	35,625,002	35,625,002	—
Shares issuable upon conversion of RSUs	—	—	512,847

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB23,140, RMB35,738 and RMB67,462 for the years ended December 31, 2017, 2018 and 2019, respectively.

14.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Larry Xiangdong Chen	CEO and Chairman of the board of Directors of the Company

Beijing Youlian Global Education Technology Co., Ltd (“Beijing Youlian”)	Equity method investment investee

(2)	The significant balances and transactions between the Group and its related parties were as follows:

(a)	Balance

	December 31,
	2018	2019
	RMB	RMB
Amounts due from:
Beijing Youlian	710	—

Total	710	—

Amounts due to:
Mr. Larry Xiangdong Chen	35,338	460

Total	35,338	460

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14.	RELATED PARTY TRANSACTION - continued

The balances with related parties were interest-free, unsecured and repayable on demand.

(b)	Transaction

	Revenue For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Youlian(1)	1,528	4,670	566

Total	1,528	4,670	566

		Expense
	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Youlian(2)	33	2,052	3,569

Total	33	2,052	3,569

(1)	The Group recognized revenue from providing technical service.
(2)	The Group recognized expense from receiving advertising service provided by Beijing Youlian.

15.	LEASE AND COMMITMENTS

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in the PRC. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Group did not have additional operating leases that have not yet commenced.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15.	LEASE AND COMMITMENTS-continued

Operating leases-continued

Total operating lease expenses for the year ended December 31, 2019 was RMB53,165 and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations.

For the year ended
December 31,
2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	64,630
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	231,146
Weighted average remaining lease term
Operating leases	4.4
Weighted average discount rate
Operating leases	5.0%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

RMB
Year ending December 31,
2020	71,404
2021	59,436
2022	50,542
2023	43,738
2024	38,952
2025 and thereafter	20,090

Less: imputed interest	29,952

Total	254,210

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15.	LEASE AND COMMITMENTS-continued

Operating leases-continued

Future minimum payments under non-cancelable operating leases related to offices consisted of the following at December 31, 2018:

RMB
Years ending December 31,
2019	25,110
2020	18,057
2021	7,849
2022	4,698
2023	3,986
2024 and thereafter	—

59,700

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year ended December 31, 2017, 2018, 2019, total rental expense for all operating leases amounted to RMB13,540, RMB13,965 and RMB53,165, respectively.

Capital commitments

On December 26, 2019, the Group entered into a purchase agreement with Zhengzhou Kaitong Technology and Trading Co., Ltd (“Zhengzhou Kaitong”). The purpose of the acquisition is to acquire the commercial real estate owned by Zhengzhou Kaitong which includes two completed office buildings and one office building in construction. The Group plans to use these premises for business operating functions. As of December 31, 2019, the Group had a future minimum capital commitment for the purchase of the commercial real estate amounted to RMB333,809.

In January 2020, the Group completed the acquisition of the real estate for an aggregate consideration of RMB333,809, which consisted of cash consideration amounting RMB228,089 and liability amounting RMB105,720.

16.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Group is currently engaged in providing integrated online tutoring services. The CODM reviews consolidated results including revenue, grow profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

17.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

GSX TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

17.	RESTRICTED NET ASSETS - continued

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB11,136 and RMB99,655 as of December 31, 2018 and 2019, respectively.