Form 20-F
period 2020-12-31
GSX Techedu Inc.
filed 2021-04-26
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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

shennan@baijia.com
Tower C, Beyondsoft Building, 7 East Zone,
10 Xibeiwang East Road
Haidian District, Beijing 100193
People’s Republic of China
Telephone: +86 10 8282-6826
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, every three	GSX	New York Stock Exchange
representing two Class A ordinary shares, par
value US$0.0001 per share
Class A ordinary shares,		New York Stock Exchange
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
As of December 31, 2020, there were 169,761,062 ordinary shares outstanding, being the sum of 96,455,774 Class A ordinary shares and 73,305,288 Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐
No
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

Large accelerated filer	☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, every three of which represent two Class A ordinary shares;

•	“Beijing Lexuebang” are to Beijing Lexuebang Network Technology Co., Ltd.;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

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

•	“NYSE” are to the New York Stock Exchange;

•	“our VIE” or “Beijing BaiJia” are to Beijing BaiJia Technology Co., Ltd., formerly known as Beijing BaiJia Hulian Technology Co., Ltd.;

•	“paid courses” are to our courses that are charged not less than RMB99.00 per course in fees;

•
“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.
We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.

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
Selected Consolidated Financial Data
The following selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the year ended December 31, 2017, selected consolidated balance sheet data as of December 31, 2017 and 2018, and selected consolidated cash flows data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. We have not included financial information for the year ended December 31, 2016 and as of December 31, 2016, as such information cannot be provided on a stand-alone U.S. GAAP basis without unreasonable effort or expense. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	97,580	397,306	2,114,855	7,124,744	1,091,915
Cost of revenues (1)	(25,023)	(142,753)	(535,912)	(1,762,548)	(270,122)

Gross profit	72,557	254,553	1,578,943	5,362,196	821,793

Operating expenses
Selling expenses (1)	(75,325)	(121,518)	(1,040,906)	(5,816,214)	(891,374)
Research and development expenses (1)	(52,451)	(74,050)	(212,197)	(734,450)	(112,559)
General and administrative expenses (1)	(37,208)	(39,831)	(110,106)	(566,565)	(86,830)
Total operating expenses	(164,984)	(235,399)	(1,363,209)	(7,117,229)	(1,090,763)
(Loss) income from operations	(92,427)	19,154	215,734	(1,755,033)	(268,970)
Interest income	189	2,193	8,861	3,372	517
Realized gains from investments	—	—	11,395	70,403	10,790
Other income	2,004	495	6,462	269,657	41,327
Other expenses	(50)	(445)	(213)	(16,011)	(2,454)
Impairment loss on equity method investment	(1,070)	—	—	—	—

(Loss) income before provision for income tax and share of results of equity investees	(91,354)	21,397	242,239	(1,427,612)	(218,790)

Income tax benefits (expenses)	4,620	(2,616)	(16,957)	34,619	5,306
Share of results of equity investees	(221)	869	1,348	63	10

Net (loss) income	(86,955)	19,650	226,630	(1,392,930)	(213,474)

Series A convertible redeemable preferred shares redemption value accretion	(38,930)	(38,930)	(16,772)	—	—
Undistributed earnings allocated to the participating preferred shares	—	—	(21,698)	—	—

Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(125,885)	(19,280)	188,160	(1,392,930)	(213,474)

Net (loss) income per ordinary share
Basic	(1.36)	(0.21)	1.42	(8.72)	(1.34)
Diluted	(1.36)	(0.21)	1.35	(8.72)	(1.34)
Weighted average shares used in net (loss) income per share
Basic	92,224,998	92,224,998	132,400,941	159,725,779	159,725,779
Diluted	92,224,998	92,224,998	139,477,898	159,725,779	159,725,779

Notes:
(1)	Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	3	283	16,504	66,422	10,180
Selling expenses	373	429	5,606	18,039	2,765
Research and development expenses	276	782	16,357	94,952	14,552
General and administrative expenses	5,136	4,423	21,770	59,033	9,046

Total	5,788	5,917	60,237	238,446	36,543

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018, 2019 and 2020:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	19,294	33,259	73,967	355,224	54,440
Short-term investments	7,974	197,991	1,473,452	7,331,268	1,123,566
Total current assets	52,345	280,801	1,808,901	8,457,248	1,296,130
Long-term investments	7,604	5,221	1,188,286	530,729	81,338
Total assets	103,213	338,203	3,394,532	10,685,792	1,637,670

Current liabilities	155,013	355,912	1,637,250	4,197,392	643,279
Total liabilities	155,500	364,682	1,837,177	4,955,937	759,531

Total mezzanine equity	427,130	466,060	—	—	—
Total shareholders’ (deficit) equity	(479,417)	(492,539)	1,557,355	5,729,855	878,139

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(49,643)	241,869	1,285,054	603,273	92,455
Net cash used in investing activities	(10,140)	(198,720)	(2,504,566)	(5,596,304)	(857,671)
Net cash generated from (used in) financing activities	56,531	(29,193)	1,246,065	5,272,100	807,985
Effect of exchange rate changes	(40)	9	14,155	2,188	335
Net (decrease) increase in cash and cash equivalents	(3,292)	13,965	40,708	281,257	43,104
Cash and cash equivalents at beginning of year	22,586	19,294	33,259	73,967	11,336
Cash and cash equivalents at end of year	19,294	33,259	73,967	355,224	54,440

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
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
We have experienced rapid growth in recent years. Our rapid growth has placed, and will continue to place, a significant strain on our demand for more teaching staff and IT support staff, administrative and operating infrastructure, educational content development, sales and marketing capacities, facilities and other resources. To maintain our growth, we need to continue to attract more students, scale up our education content offerings, increase our educational content development professionals and employees of other functions, as well as strengthen our technology and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students and teaching staff in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies.
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
We generated a net loss of RMB1,392.9 million (US$213.5 million) in 2020, compared to a net income of RMB226.6 million and RMB19.7 million in 2019 and 2018, respectively, and a net loss of RMB87.0 million in 2017. We cannot assure you that we will be able to continue generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high quality teaching staff, and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not remain profitable or increase our profitability in the future.
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
Selling expenses represent a significant portion of our operating expenses. We incurred RMB121.5 million, RMB1,040.9 million and RMB5,816.2 million (US$891.4 million) in selling expenses in 2018, 2019 and 2020, respectively. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or further improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the online education market in China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.
Techniques employed by short sellers may drive down the market price of our listed securities.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Such short selling was often driven by short seller reports, which often were based on allegations including inadequacies in internal control and/or corporate governance or a lack of adherence thereto and accounting irregularities and mistakes. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
We have been, and continue to be, the subject of unfavorable allegations made by short sellers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about short seller reports published against us and the related SEC investigation and class action lawsuit. In May 2020, Muddy Waters published a short seller report against us, which caused temporary fluctuations in the price of our ADSs following the report. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could negatively impact the market price of our securities and our business operations.
We face risks associated with our reliance on certain top quality instructors.
We rely on certain top quality instructors to deliver our course offerings. We generated 36.3% and 29.4% of our total net revenues from courses delivered by our top 10 instructors, ranked by net revenues generated from courses taught by each instructor in a given period, in 2019 and 2020, respectively. Our reliance on certain top quality instructors may expose us to concentration risks. If we lose our top quality instructors to competitors, the attractiveness of our course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

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
Further, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities shall jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of new regulations requiring, among other things, that (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) fees shall not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; (iv) instructors are required to obtain the necessary teaching qualification licenses; and (v) information including the names, photos and teaching qualification licenses of instructors, fee charging items, standards and refund methods shall be made public at the eye-catching positions of the training platform and the course interface. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding these filing requirements. On September 29, 2019, the education regulatory authority in Beijing promulgated the Trial Implementation Rules on Filings of Beijing Online After-School Training, or the Beijing Online After-School Training Implementation Rules. The Beijing Online After-School Training Implementation Rules are applicable to training institutions that are registered in Beijing or complete ICP filings with the competent authorities in Beijing and provide online academic after-school training to students in primary and secondary schools. Pursuant to the Beijing Online After-School Training Implementation Rules, online after-school training institutions shall submit filings for providing online after-school training services via an online national platform for online after-school administration services, and the education regulatory authorities in Beijing and other government authorities shall jointly complete review of such filings. On February 5, 2021, Beijing Municipal Education Commission issued an inspection notice, or the Beijing Inspection Notice, which requires online after-school institutions to conduct self-inspections for their compliance of Online After-School Training Opinions; specifically, the Beijing Inspection Notice requires institutions to take academic after-school training courses off the shelve, if such courses are taught by instructors without teaching qualifications. The Beijing Inspection Notice also requires online afterschool institutions to complete rectification within ten days, and in case of failure to complete the rectification within such time limit, the Beijing Municipal Commission of Education will, in concert with cyberspace administration and market supervision departments, suspend or remove the online training courses that fail to meet the requirements in accordance with the laws and regulations. In April 2021, the general office of MOE issued the Circular on Strengthening the Operation Management of Compulsory Education Schools. Such circular prohibits after-school training institutions from assigning homework to primary and secondary school students. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring.”

We have completed the filings in accordance with the Online After-School Training Opinions and the Beijing Online After-School Training Implementation Rules, and relevant education regulatory authorities have completed the review of our filings. In September 2020, we were included on the list issued by the Beijing Municipal Education Commission which confirmed our completion of filings with it. We have also completed the required self-inspection and rectifications pursuant to the Beijing Inspection Notice. As of the date of this annual report, 73% of our K-12 instructors have obtained teaching qualification licenses, and 8% have passed the teaching qualification exam, which is the prerequisite for obtaining teaching qualification license. We have notified our K-12 instructors of the requirement to obtain the teaching qualification licenses. It is uncertain, however, whether and how PRC government authorities would further promulgate new laws and regulations applying the requirements on various aspects, including but not limited to prepaid funds under supervision, teachers’ qualification licenses, means and time of fee collection, pricing, refunds, course content and homework arrangement, course time arrangement, student enrollment, advertising, and teaching methods, under these circulars, opinions or implementation rules to online training institutions like us. Moreover, relevant government authorities have significant discretion in interpreting and implementing these laws, regulations, circulars and opinions, and may conduct inspections on compliance with requirements thereunder. There is no assurance that we can comply with any promulgated laws and regulations in a timely manner or at all, and any failure to comply may subject us to fines, penalties, rectifications and other regulatory measures, and may in turn materially and adversely affect our business, financial condition and results of operations.
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
Our VIE, Beijing BaiJia and its wholly-owned subsidiary, Shanghai Jinyou Education Technology Co., Ltd., each currently holds a Value-added Telecommunications Business Operating License for internet information service and our VIE, Beijing BaiJia currently holds an Internet Cultural Business Operating License and a Permit for Production and Operation of Radio and TV Programs. Tianjin Puxin Online School Education Technology Co., Ltd. currently holds a Value-added Telecommunications Business Operating License and a Publication Operation License. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, online education institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs primarily because there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming internet education services as “internet audio-visual program” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. We also print and provide physical education materials to our students. If the government authorities deem such activities as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication Operation License and failure to obtain such license may subject us to fines and we may be ordered by the competent government authorities to suspend printing and providing such offline educational materials to our students, which will materially and adversely affect our business operation. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Publication Distribution.” As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Services Permit and Publication Operation License.
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

Our business, financial condition and results of operations may be adversely affected by the ongoing COVID-19 pandemic.
The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New COVID-19 variants have also emerged in a few countries, potentially extending the period where COVID-19 will negatively impact the global economy.
All of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. The disruption of COVID-19 to business activities in China has been eliminated to a large extent, however, it is still difficult to predict how COVID-19 will impact our business in the near term. We have taken measures to reduce the impact of the ongoing COVID-19 pandemic, including encouraging and supporting our employees to participate in vaccination programs in accordance with the latest national policy and optimizing our technology system to support remote work arrangements and potential growth in user traffic, and we likely will have to adopt similar measures if new COVID-19 variants strike in a future wave. To the extent that potential future waves of COVID-19 disrupt school operations and semester schedules in China, we may face operational challenges with respect to continuing to offer our online courses and effective service our students and teachers. Any reduction in disposable income of our users resulting from a worsening economy still under COVID-19’s influence may also lessen demands for our services or put price pressure on our services. The duration and extent of impact of such business disruptions, lower demands or price pressure on our operating results and financial performance cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.
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

In addition, we rely on third-party mobile app distribution channels, to distribute our mobile apps to students. As such, the promotion, distribution and operation of our mobile apps are subject to such distribution channels’ standard terms and policies for app developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. For example, our mobile app, Genshuixue, was temporarily removed from Apple’s App Store for two days in September 2019. We promptly implemented the required measures to meet Apple’s requirements for in-app purchases and reinstated our Genshuixue app downloads from Apple’s App Store. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.
If we fail to adopt new technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.
The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. As a technology-driven education company, we must anticipate and adapt to such technological changes, and adopt new technologies in a timely fashion. If we fail to do so, our market share and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to failure to adopt new technologies, our business may be materially and adversely affected.
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

We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business, including for allegations relating to our infringement of intellectual property rights of third parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.
We have and may continue to be involved in legal proceedings, claims and government investigations that have arisen in the ordinary course of our business and have not yet been fully resolved, including allegations against us for potential infringement of third-party’s copyrights or other intellectual property rights. New legal proceedings, claims and investigations may arise in the future. The existence of litigation, claims, investigations and proceedings may harm our reputation, business and adversely affect the trading price of our ADSs.
In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GSX Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020 — an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. The action remains at its preliminary stages as of the date of this annual report. We believe the case is without merit and intend to defend the action vigorously. In the event we do not prevail or we enter into settlement arrangements in the aforementioned class action, we may incur significant expenses which may materially adversely affect our results of operations.
The SEC’s Division of Enforcement has sought the production of certain financial and operating records dating from January 1, 2017 following a number of short-seller reports about us from approximately early- to mid-2020. We are cooperating and will continue to cooperate with the SEC, but we cannot predict the duration, outcome, or impact of the SEC investigation. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
We have been, and are now subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or our teaching staff distribute or use in our business operation. We may encounter disputes from time to time over rights and obligations concerning intellectual property and other legal rights, in particular third-party’s copyrights that may be infringed by us or our teaching staff in our business operation, and we may not prevail in those disputes.
Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm or loss of goodwill associated with our brand and be expensive, time consuming, disruptive to our operations and distracting to management. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, parts of our platform and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial condition.
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
We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.
Our business generates and processes a large quantity of personal and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. We have been taking and will continue to take reasonable measures to comply with the data protection related laws and regulations; however, as the laws and regulations are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of data protection related laws and regulations or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data.
In December 2019, the PIPTFA, an administrative task force in the PRC founded to review mobile apps for their compliance with PRC data privacy laws (i.e., Personal Information Security Specification), issued a notice of criticism directed at several mobile apps including ours. The notice of criticism stated that our mobile app collected sensitive personal data such as ID card number and bank account number without notifying users of the purpose of such information collection. Since the publication of the notice of criticism, we have updated our mobile app to address all of the issues brought up in the notice, and the updated mobile app has been reviewed and approved as compliant with PRC data privacy laws by the PIPTFA. In December 2020, the Ministry of Industry and Information Technology, or the MIIT, has issued a notice which listed our mobile app, among others, for forcing users to use targeted push function. We have updated our mobile app to address all of the issues stated in such notice, and the updated mobile app has been reviewed and approved as compliant with PRC data privacy laws by the MIIT.
We cannot guarantee that our mobile app will always be considered compliant with PRC data privacy laws by the PIPTFA and pass the inspection of the MIIT. Any failure, or perceived failure, by us, or by our third-party providers, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users, potentially causing us to lose paid course enrollments, content providers and revenues, which could have a material adverse effect on our business, financial condition and results of operations.
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

We use customer management tools with automatic message sending and receiving functions to automatically distribute promotion-related information to our users. While these customer management tools play an important role in our advertising content, they may subject us to violations and penalties under the Anti-Unfair Competition Law of the PRC.
While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is in compliance with relevant laws, regulations and regulatory requirements, especially given the uncertainty in the interpretation of these PRC laws and regulations. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures. In April 2021, due to the way we represented our teachers and courses in certain advertisements and the way we displayed promotional prices for certain of our courses in our mobile app, we were found by PRC regulatory authorities to have violated the Price Law of the PRC and advertising laws and regulations, and we were consequently warned and imposed fines totaling RMB0.7 million (US$0.1 million). Further, despite any contractual safeguard, the advertising agencies we have worked with or will work with are not fully under our control, and they have committed and may again commit misconducts or otherwise produce subpar advertising content that give rise to false advertisement claims. In December 2020, one of the advertising agencies we worked with used an actor purporting to be an experienced English teacher to advertise one of our courses, and this actor was later found to not have the qualifications she purported to have in the advertisement at all. In April 2021, we were fined approximately RMB262 thousand (US$42 thousand) by the relevant governmental authority for such misleading content in our advertisement. Any violations of applicable PRC advertising laws and regulations in the future may subject us to administrative actions or even penalties, and our reputation may be harmed as a result, which may negatively affect our business, financial condition, results of operations and prospects.
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
Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE issued certain implementation guidelines in March 2019 to clarify that, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.
We may not be able to timely develop our education content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.
Our educational content development team works closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. The adjustments, updates and expansions of our existing education content offerings and the development of new course materials may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

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

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and teaching staff and other employees;

•	complaints by our students about our education services and sales and marketing activities;

•	complaints about the truthfulness or authenticity of the advertisements for our course offerings or services;

•	refund disputes of course fees between us and our students or administrative penalties;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations;

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations; and

•	governmental or regulatory penalties imposed on our shareholders for any misconduct, whether or not it involves us or our business operations.
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
We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our prospective students during marketing activities, which could harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.
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
In addition, our business could be affected by public health epidemics, such as the COVID-19 pandemic, H1N1 flu, H7N9 flu, avian influenza, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus or other epidemics. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.
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
We have granted options and restricted share units, and recorded RMB5.9 million, RMB60.2 million and RMB238.4 million (US$36.5 million) in 2018, 2019 and 2020, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
We have limited business insurance coverage, which could expose us to significant costs and business disruption.
Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.
We are subject to reporting obligations under the U.S. securities laws. Since our initial public offering, we have also become subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for the year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2020.
Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2020. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
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
Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. In 2020, our PRC entities were able to enjoy reductions and/or exemptions for certain mandatory social security insurance payments due to the COVID-19 pandemic, which may gradually cease in 2021. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment fees and labor disputes, and we could be required to make up the contributions for these plans as well as to pay late fees, and fines. If we are subject to late fees, fines or labor disputes in relation to the underpaid employee benefits, or are required to make up the contributions for these plans, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

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
Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Beijing Lexuebang is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China primarily through Beijing BaiJia, our consolidated variable interest entity, or our VIE, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Lexuebang, our VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE and its subsidiaries in our financial statements under U.S. GAAP. Our VIE holds the licenses, approvals and key assets that are essential for our operations.
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
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the ADSs—Certain judgments obtained against us by our shareholders may not be enforceable.” for risks associated with investing in us as a Cayman Islands company.

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
Any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
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
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies, including us, after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
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
We have started to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk since January 2021. However, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.
Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” or HNTE, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing BaiJia and Beijing GaoTuYunJi Education Technology Co., Ltd. enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Lexuebang obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2019 and 2020, and will be subject to a tax rate of 12.5% from 2021 to 2023. Wuhan Yuexuebang has obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2020 and 2021, and will be subject to a tax rate of 12.5% from 2022 to 2024 upon annual tax filings. Relatedly, the value-added tax reductions and/or exemptions that were available to our PRC entities in 2020 due to the COVID-19 pandemic will cease in 2021. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.
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
We are an offshore holding company conducting our operations in China through our PRC subsidiary, our consolidated variable entity and its subsidiaries. We may make loans to our PRC subsidiary and consolidated variable entity and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly for payment beyond the business scope of such FIE or payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope; and (iv) paying the expenses related to the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our consolidated variable interest entity, which is a PRC domestic company. Further, we are not likely to finance the activities of our consolidated variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.
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
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued a circular in April 2009, known as SAT Circular 82 and as last amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
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
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, as amended. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will need to seek approval by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees may abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
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
The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on June 6, 2019. The trading price of our ADSs could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and data related to our student base or student engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.
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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We have been named as a defendant in a putative shareholder class action lawsuit which could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for description of the putative shareholder class action lawsuit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
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
The sale or perceived availability for sale of substantial amounts of the ADSs could adversely affect their market price.
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
Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2021, these Class B ordinary shares constitute 43.0% of our total issued and outstanding share capital and 88.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we rely on home country practice with respect to annual meeting of shareholders and did not hold one in 2020. To the extent we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice with respect to annual meeting of shareholders and did not hold one in 2020. However, if we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
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
Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2020 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
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
We commenced operations in June 2014 through Beijing BaiJiaHuLian Technology Co., Ltd., which was renamed as Beijing BaiJia Technology Co., Ltd. in September 2020, or Beijing BaiJia. Our holding company, BaiJiaHuLian Group Holdings Limited, was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In January 2019, we renamed our company as GSX Techedu Inc.
In August 2014, we established a wholly-owned subsidiary in Hong Kong, BaiJiaHuLian HK Holdings Limited. In January 2015, BaiJiaHuLian HK Holdings Limited established a wholly-owned subsidiary in China, Beijing Lexuebang Network Technology Co., Ltd., or Beijing Lexuebang.
In April 2015, we gained control over Beijing BaiJia through Beijing Lexuebang by entering into a series of contractual arrangements with Beijing BaiJia and its shareholders. The contractual arrangements with Beijing BaiJia were subsequently amended and restated in March 2019.
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
In January 2020, we completed the acquisition of Zhengzhou Kaitong Kegongmao Co., Ltd. and renamed it as Zhengzhou GaoTuYunJi Education Technology Co., Ltd., which became a subsidiary of our VIE.
In May 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million worth of our shares. In the same month, we repurchased approximately 1.1 million ADSs for approximately US$39.8 million.
In December 2020, we raised US$870 million in net proceeds from the private placement of our newly issued Class A ordinary shares to certain investors. In the same month, we substantially completed the acquisition of 100% of the equity interest in Tianjin Puxin Online School Education Technology Co., Ltd., a K-12 education institution, for a total consideration of RMB37.4 million. Tianjin Puxin Online School Education Technology Co., Ltd. became a subsidiary of our VIE after the acquisition.
From January 2020 to February 2021, we established two new wholly foreign-owned enterprises in Beijing and Wuhan, respectively, one new subsidiary of Beijing Lexuebang, as well as 11 new subsidiaries of our VIE in 11 cities in China, including Wuhan, Jinan, Xi’an, Hefei, Taiyuan, Hangzhou, Nanchang, Nanjing, Tianjin, Shanghai and Chengdu.
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
SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
http://gsx.investorroom.com
. The information contained on our website is not a part of this annual report.

B.	Business Overview
We are a technology-driven education company with core expertise in online K-12 courses. Our K-12 courses cover all primary and secondary grades, and contributed 80.7% and 87.5%, respectively, of our total revenues in 2019 and 2020. We also offer foreign language, professional and admission courses. Our total paid course enrollments increased from 552 thousand in 2018 to 2,187 thousand in 2019 and further increased to 5,871 thousand in 2020. We adopted the online live large-class format to deliver our courses, which we believe is the most effective and scalable model to disseminate scarce high quality teaching resources to aspiring students in China.

Our education excellence is backed by our high quality teachers and in-house curriculum development expertise. To create a disciplined, effective and engaging learning environment under the large-class format, we have adopted a dual-teacher system, staffing each class with an instructor and multiple tutors well trained in the relevant subjects or curriculum. We pride ourselves on our rigorous and systematic teacher selection and coaching process. As of December 31, 2020, we had 392 instructors, including 319 full-time instructors and 73 full-time exclusively contracted instructors, and 15,291 tutors.
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
Capitalizing on our proprietary technology infrastructure, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. The average enrollments of our online K-12 courses increased from approximately 600 per course in 2018 to approximately 1,200 per course in 2019, and further increased to approximately 2,200 per course in 2020.
Our Business Model
We provide online live courses in a large-class setting backed by our proprietary technology infrastructure.

•
Live
. Our online live course provides students with real-time access to the same group of experienced and high quality instructors, which ensures consistent teaching quality and improves learning efficiency.

•
Large-class
. Our courses are offered in large-class format, which amplifies the benefits of online education and allows us to rapidly expand our student base. In 2019 and 2020, our online K-12 courses had an average of approximately 1,200 and 2,200 enrollments per course, respectively. We have adopted a dual-teacher system whereby we staff each class with an instructor and multiple tutors to attentively engage with each student and facilitate an interactive learning environment.

•
Proprietary technology infrastructure
. With our focus on promoting technology-driven education, we have built a robust proprietary technology infrastructure that has enabled us to expand and replicate rapidly with consistent education quality.

Our Course Offerings
We target students of all age groups through our course offerings covering a wide spectrum of topics. Our core expertise is in online K-12 courses across all primary and secondary grades. We also offer foreign language, professional and admission courses for post-secondary and adult students. We plan to enrich our course offerings as we continue to expand our student base.
We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our instructors use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different grades and background.
K-12 Courses
We have a comprehensive set of course offerings for K-12 courses. It primarily includes K-12 after-school tutoring covering all grades and major subjects, together with critical thinking and children’s English courses. Our K-12 courses contributed 80.7% and 87.5%, respectively, of our total revenues in 2019 and 2020. In 2020, 92.5% of our paid course enrollments were from our K-12 courses, compared to 89.5% in 2019 and 74.8% in 2018.

K-12 after-school tutoring
We offer our K-12 after-school tutoring courses in four semesters, namely the two school semesters in Spring (March to June) and Fall (September to December) and the two holiday semesters in Summer (July to August) and Winter (January to February). Our K-12 courses are offered throughout the year at the beginning of each semester. We typically offer K-12 classes during weekends for the two school semesters in Spring and Fall and on a daily basis, generally for a consecutive period of six to ten days, during the two holiday semesters in Summer and Winter. We also provide courses that help improve students’ specific capabilities, such as those related to English phonetic symbol.
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
Other courses
Our tailor-made smart learning platform for children between 3 to 8 years old mainly offers Chinese, Mathematics and English courses. The platform aims to improve children’s language ability, and ability to think and express themselves in order to better prepare themselves for elementary school courses.
We also offer courses that help children between 6 to 12 years old develop disciplined and sustainable studies habits and improve their critical thinking ability.
Foreign Language, Professional and Admission Courses
Our course offerings for foreign language, professional and admission contributed 17.9% and 12.2%, respectively, of our total revenues in 2019 and 2020.
Foreign language courses
We provide foreign language courses, including English and Japanese to students who intend to learn or improve a foreign language. English courses have been our primary foreign language courses, in the line with the fact that English is widely recognized as the international language of business and has become an important language for pursuing career development opportunities in China. Our English courses are designed to teach and improve a specific area of the language, such as grammar, vocabulary, or spoken English. Our Japanese courses consist of proficiency lessons and test preparation courses for language certification exams. We also offer English test preparation courses for students taking post-graduate entrance exams in China.

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
Admission courses
We also offer admission courses designed to boost students’ ability to achieve high scores in admission tests, including national graduate entrance examination, civil service examinations, and others.
Other Service Offerings
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
We have designed a unique “
7+6 Steps
” learning methodology integrated into our dual-teacher system to encompass every step that is essential for students’ effective learning. Our “
7+6 Steps
” learning methodology includes seven steps for pre-lesson, mid-lesson and post-lesson learning activities to ensure delivery of consistent teaching quality and six steps for post-lesson reviewing activities provided by tutors to enhance an effective learning experience and reinforce knowledge retention for students.

Our “
7+6 Steps
” learning methodology provides a holistic learning solution that enhances effective learning experience throughout the entire duration of a student’s learning during the course.
We believe our dual-teacher system is critical to our success and have devoted significant resources to maintain high quality instruction and motivate instructors and tutors. This is reflected in our selective hiring process, strong emphasis on continued training, and competitive performance-based compensation based on rigorous on-going evaluation.
Our Instructors
We are committed to developing and maintaining a team of high quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2020, we had 392 instructors.
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
Our Tutors
Our tutors provide academic guidance and daily support to students and parents of K-12 students throughout the entire duration of a course. As of December 31, 2020, we employed 15,291 full-time tutors. Our tutors’ responsibilities typically include:

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

•
Enhance course materials to cater to our live learning setting. Our content development team works with our instructors to ensure our courses and educational content are delivered in an engaging and effective manner. While our instructors retain control of and flexibility in the way their classes are taught, our content development personnel, leveraging experience and data analytics, recommend to our instructors the best practices in teaching in an online setting. For example, for our elementary school courses, we develop scenario-based multi-media teaching content, including videos, animated materials, AI-supported video assessments, and application of virtual background in live broadcasting, to stimulate children’s learning interest and motivation throughout the learning experience.

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
We believe comprehensive quiz banks and exercises are important to enhance students’ learning effectiveness. We offer students pre-class and in-class quizzes and exercises to help them better assess their learning outcomes and identify areas for improvement. Our tutors monitor student performance in these quizzes and exercises and report to our content development team, who will update our quiz banks and exercises catering to student needs as well as identify weaknesses in the educational content and make timely adjustments.
Our Website
We have built a user-friendly interface for students accessing our online classes on our website. Students may raise questions to our instructors in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Instructors may utilize the interactive board to highlight specific text phrases or knowledge points to students.
Our mobile apps
Students may enroll into our courses, attend live courses, review course materials and submit completed exercises through our website, PC terminal and mobile apps. Students may enroll into our courses through our mobile apps and utilize their functions in reviewing course materials and submitting exercises. Our main mobile apps include
Genshuixue
,
Gaotu
and
Weishi
.
Course Fees
Our course fees for our K-12 paid courses and foreign language, professional and admission paid courses typically ranged from RMB99 to RMB4,999 and RMB199 to RMB12,998 per course, respectively, in 2020. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.
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
Our lower priced promotional program provides well-designed curriculum featuring a series of trial courses throughout a three-to-six-day period. The trial courses follow a similar format and are delivered by the same high quality instructors as our standard courses. Our instructors devote a significant amount of time in preparing these course materials in advance. We staff each class with the same high quality tutors as in our standard courses to assist with students’ daily study and conduct in-depth conversations with parents. Our lower priced promotional program creates an immersive experience for prospective students to understand the effectiveness of our superior teaching quality and our dual-teacher system.
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
As of the date of this annual report, we have registered 605 domain names relating to our business, 78 software copyrights, 3 literature work copyrights, 11 art work copyright, 3 patents and 592 trademarks in the PRC.
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
Regulation Related to Value-added Telecommunications Services
On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, which initially became effective on 10 April, 2009, and was amended on July 3, 2017 and came into effect on September 1, 2017. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.
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
We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Beijing BaiJia, our VIE, has obtained an ICP License which will remain effective until February 27, 2024. Shanghai Jinyou Education Technology Co., Ltd. has obtained an ICP License which will remain effective until May 29, 2024. Tianjin Puxin Online School Education Technology Co., Ltd. currently holds a Value-added Telecommunications Business Operating License.
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
Regulation Related to Foreign Investment Restrictions
Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2020 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, in June 2020 and came into effect in July 2020. The 2020 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The 2020 Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2020 Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.
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

The Law for Promoting Private Education and its Implementing Rules
On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018 with such amendment effective on the same date. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the private schools shall obtain a private school operating permit issued by relevant government authorities and registered with relevant registration authorities.
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
Regulation Related to After-School Tutoring
The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.
The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 60 days; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after review by the competent provincial education regulatory authorities shall complete the rectification, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.
On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.
On September 29, 2019, the education regulatory authority in Beijing promulgated the Trial Implementation Rules on Filings of Beijing Online After-School Training, or Beijing Online After-School Training Implementation Rules. The Beijing Online After-School Training Implementation Rules are applicable to training institutions that are registered in Beijing or complete ICP filings with the competent authorities in Beijing and provide online academic after-school training to students in primary and secondary schools. Pursuant to the Beijing Online After-School Training Implementation Rules, online after-school training institutions shall submit filings for providing online after-school training services via an online national platform for online after-school administration services, and the education regulatory authorities in Beijing, together with other government authorities shall complete review of such filing documents.

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
On June 10, 2020, the General Office of MOE and the General Office of the State Administration for Market Regulation, or SAMR, promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.
On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms/ to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.
The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on 29 December 2006, was recently amended on 17 October 2020, which will take effect on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.
On February 5, 2021, Beijing Municipal Education Commission issued an inspection notice, or the Beijing Inspection Notice, which requires online after-school institutions to conduct self-inspections for their compliance of Online After-School Training Opinions; specifically, the Beijing Inspection Notice requires institutions to take academic after-school training courses off the shelve, if such courses are taught by instructors without teaching qualifications. The Beijing Inspection Notice also requires online afterschool institutions to complete rectification within ten days, and in case of failure to complete the rectification within such time limit, the Beijing Municipal Commission of Education will, in concert with cyberspace administration and market supervision departments, suspend or remove the online training courses that fail to meet the requirements in accordance with the laws and regulations.
In April 2021, the general office of MOE issued the Circular on Strengthening the Operation Management of Compulsory Education Schools. Such circular prohibits after-school training institutions from assigning homework to primary and secondary school students.
We have submitted the filings, and relevant authorities have finished their review of our filings, according to the Online After-School Training Opinions, the Beijing Online After-School Training Implementation Rules and the Opinions on Educational Apps. We have also completed the required self-inspection and rectifications pursuant to the Beijing Inspection Notice. We have been taking necessary measures to comply with the above requirements in these circulars. However, the special regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.”
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
Regulation Related to Production and Distribution of Radio and Television Programs
On 19 July 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on 20 August 2004 and were last amended on October 29, 2020. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.
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
According to the Civil Code, which took effect on January 1, 2021, a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.
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
Regulation Related to Advertising
All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on October 26, 2018. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAMR and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers, such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data. Furthermore, advertisement contents related to price are subject to Price Law of the PRC, which provides, among others, that acts such as enticing consumers or other business operators to trade with them by means of false or misleading price are strictly prohibited and such acts may subject the actors to regulatory measures including rectifications, fines, and in the worst case scenario, termination of business or revocation of business license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

Regulation Related to Intellectual Property Rights
Copyright and Software Registration
The SCNPC promulgated the PRC Copyright Law in 1990, which was last revised in 2020 and will come into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.
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
Patents
The SCNPC adopted the Patent Law of the PRC in 1984, which was last amended in 2020 and will come into effect on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design, and a ten-year term for a utility model, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.
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
On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.
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
Regulation Related to Taxation
Enterprise Income Tax
On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was subsequently amended on February 24, 2017 and December 29, 2018, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.
According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012 and effective from January 1, 2011, or Circular 27, and the Circular on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry, jointly promulgated by the Ministry of Finance, State Taxation Administration, National Development and Reform Commission and Ministry of Industry and Information Technology in November 2020 and effective from January 1, 2020, or Circular 45, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which repealed the original preferential tax treatment applicable to certain “key software enterprise”. Such circular provides that the enterprise income tax of certain “key software enterprise” would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.
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
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aims to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
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
In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Due to the COVID-19 pandemic, the PRC has granted certain tax benefits, such as exemption of VAT, to educational services entities. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period is further extended to March 31, 2021.
Regulation Related to M&A
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. Our PRC legal counsel, Tian Yuan Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange. However, our PRC legal counsel has further advised us that there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On October 23, 2020, the SAMR promulgated Interim Provisions on the Review of Concentrations of Undertakings, effective on December 1, 2020, which further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”
Regulation Related to Anti Long-Arm Jurisdiction
The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.
On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.	Organizational Structure
The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this annual report:

Notes:
(1)
Shareholders of Beijing BaiJia and their respective shareholdings in Beijing BaiJia and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Contractual Arrangements with Our VIE and Its Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Beijing Lexuebang, Wuhan Yuexuebang, Beijing Yuexuebang are our PRC subsidiaries and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing BaiJia, our consolidated variable interest entity in the PRC which we refer to as our VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, our VIE and its shareholders.
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
Spousal Consent Letters
. Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in our VIE held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in our VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in our VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.
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
Our principal executive offices are located in Beijing, China, where we lease premises of 67,272 square meters to support our content development activities and daily operations, with lease term ranging from one to seven years. In addition, we lease approximately 148,394 square meters, to support our daily operations, with lease terms ranging from one to nine years in 14 other provinces and municipalities throughout China. We lease all of the facilities that we currently occupy from independent third parties.

We also own several plots of commercial real estate in the Economics Development Area of Zhengzhou, China, which we use for business operations. The commercial real estate include two completed office buildings and one office building in construction. The premises have a combined gross floor area of 63,273 square meters. We believe that the facilities that we currently lease and the commercial real estate that we recently purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

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
Key Factors Affecting Our Results of Operations
Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. We have also benefited from the increasing internet penetration in China. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.”
While our business is influenced by general factors affecting the online education industry in China, our results of operations are also directly affected by certain company specific factors, including the following major factors:
Our ability to continuously increase paid course enrollments
Our net revenues primarily consist of course fees from our students. Our growth in net revenues is primarily driven by increase in our paid course enrollments. Our paid course enrollments increased from 552 thousand in 2018 to 2,187 thousand in 2019 and further to 5,871 thousand in 2020. We believe providing an effective learning experience is critical to attracting new students and increasing our paid course enrollments. We are committed to providing high quality course offerings to our students and will continue to enhance our students’ learning experience through enriching our course offerings, enhancing our brand reputation and refining our technology. We will continue to improve our ability to convert sales leads into paid course enrollments cost-effectively.
Our ability to further increase our course fees
Our net revenues are also affected by the level of tuition fees we charge and average gross billings per paid course enrollment for our
K-12
courses, as well as foreign language, professional and admission courses. Growth in the level of tuition fees we charge and average gross billing per paid course enrollment is dependent on our increased ability to charge premium fees for our course offerings. Our ability to charge premium pricing is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. Between 2018 and 2019, as well as between 2019 and 2020, we generally raised the standard tuition fee level we charged for our
K-12
courses, as well as our foreign language, professional and admission courses. The year-over-year increase in the medium level of standard tuition fees for our elementary, middle and high school courses from 2019 to 2020 was 7%. Our pricing strategy with respect to our
K-12
courses focuses on setting and regularly increasing the standard tuition fees we charge for each hour of lesson delivered. Our pricing strategy with respect to our foreign language, professional and admission courses focuses on raising the total tuition fees we charge for each course, through the introduction of premium courses or upgrading existing courses. We will continue to monitor these factors and aim to further increase our pricing through regular review.
Our ability to manage our costs and operating expenses effectively
Our operating margins depend on our ability to control our costs and realize additional operation leverage as we expand. A substantial majority of our cost of revenues consists of staff costs paid to our instructors and tutors. Historically, we have benefited from the significant scalability of our business model and have been able to control teacher costs at a relatively low level despite the significant growth in our net revenues. Whether we can continue to control our teacher costs in the future depends on, to a significant extent, our ability to further realize the economic benefits from the scalability of our business model and our effectiveness in competing for top teaching talents in China.

We depend on our ability to sell and market our course offerings in a cost-effective manner to maintain and improve our operating margins. Selling expenses have historically been the largest item of our total operating expenses. Our selling expenses are primarily composed of compensation to our personnel involved in sales and marketing, selling expenses relating to our online and mobile marketing, and branding expenses. Our ability to maintain or lower our selling expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and recognition of our superior teaching quality to achieve word-of-mouth
referrals. We may also incur increased research and development and general and administrative expenses due to the expansion of our course offerings.
We offer substantially all of our courses online in a live format. Our future success depends on the development and application of relevant technologies to meet our demand for sufficient network capacity and to continue to enhance our proprietary live broadcasting technology, all in a cost-effective manner. While we continue to focus on our live broadcasting technology development, we plan to devote more resources to the development of our technology infrastructure and software upgrades to increase our operational efficiency.
Impact of
COVID-19
on Our Operations and Financial Performance
All of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having
COVID-19,
asking residents in China to stay at home and to avoid public gathering, among other things.
COVID-19
has also resulted in temporary closure of many corporate offices and schools across China, and disrupted school schedules significantly. Consequently, the
COVID-19
pandemic may adversely affect our business operations, financial condition and operating results for 2021, including but not limited to negative impact to our total revenues, and downward adjustments or impairment to our non-current
assets.
There remain significant uncertainties surrounding the
COVID-19
pandemic and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2021 cannot be reasonably estimated at this time.
As of December 31, 2020, we had cash and cash equivalents of RMB355.2 million (US$54.4 million) and short-term investments of RMB7,331.3 million (US$1,123.6 million). Our short-term investments mainly include investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the ongoing
COVID-19
pandemic.”
Key Line Items and Specific Factors Affecting Our Results of Operations
Net Revenues
In 2018, 2019 and 2020, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months and all of our
K-12
courses are delivered in less than 60 classes. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded
audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
			(in thousands, except for percentages)
Net revenues:
K-12 courses	290,890	73.2	1,706,538	80.7	6,237,399	955,923	87.5
Foreign language, professional and admission courses	71,732	18.1	378,265	17.9	871,856	133,618	12.2
Other services	34,684	8.7	30,052	1.4	15,489	2,374	0.3

Total	397,306	100.0	2,114,855	100.0	7,124,744	1,091,915	100.0

Our other revenues in 2018, 2019 and 2020 consisted primarily of course fees from our offline business consulting courses and service fees for our membership-based service platform. We started transition from a membership-based service platform connecting teachers and students to our current online live large-class business model in March 2017. Under our earlier membership-based business model, we generated revenues, on a net basis, from teachers in the form of membership fees. Teachers who had paid our membership fees may join our online platform and market their courses to students on our online platform. We stopped providing membership-based services to teachers under our earlier business model in August 2018. Our offline business consulting courses target the principals and other officers of private education institutions who want to improve their management skills.
Cost of revenues
Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB142.8 million, RMB535.9 million and RMB1,762.5 million (US$270.1 million) in 2018, 2019 and 2020, respectively. Our cost of revenues also includes costs for teaching materials, rental expenses for our office space and server and labor costs. We expect our cost of revenues to increase in absolute amounts in the foreseeable future as we serve more students and offer more courses.
Operating expenses
Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.
Selling expenses
. We recorded selling expenses of RMB121.5 million, RMB1,040.9 million and RMB5,816.2 million (US$891.4 million) in 2018, 2019 and 2020, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense. We expect our selling expenses to increase in absolute amounts in the foreseeable future as we seek to further grow our paid course enrollments.
Research and development expenses
. We recorded research and development expenses of RMB74.1 million, RMB212.2 million and RMB734.5 million (US$112.6 million) in 2018, 2019 and 2020, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, rental expenses for office space and others.
General and administrative expenses
. We recorded general and administrative expenses of RMB39.8 million, RMB110.1 million and RMB566.6 million (US$86.8 million) in 2018, 2019 and 2020, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel. We expect our general and administrative expenses to increase in absolute amounts in the future as our business grows and as we incur increased costs related to our expanding business operations and compliance with our reporting obligations as a public company under U.S. securities laws.
Taxation
We had income tax expense of RMB2.6 million and RMB17.0 million in 2018 and 2019, respectively, and income tax benefit of RMB34.6 million (US$5.3 million) in 2020. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the Mainland China.
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

Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 and 2020.
Mainland China
Generally, our PRC onshore subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
Normally, our educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer
entities or at the rate of 6% for
general-VAT-payer
entities in accordance with PRC law. The PRC has granted certain tax benefits due to
COVID-19.
As a result, our educational services were not subject to any VAT from January 1, 2020 to March 31, 2021, and our small-scale-VAT-payer entities
are subject to preferential VAT rate of 1% during March 1, 2020 to December 31, 2021.
Beijing BaiJia Technology Co., Ltd., our VIE, qualified as national high and new technology enterprise, or HNTE, in August 2017, which reduced its enterprise income tax rate to 15%. Its HNTE qualification has been renewed and set to expire by December 2023.
Beijing GaoTuYunJi Education Technology Co., Ltd. qualified as a HNTE during the year ended December 31, 2019 and accordingly were entitled to a 15% preferential tax rate from 2019 to 2021.
Beijing Lexuebang also qualified as a HNTE during the year ended December 31, 2019. Furthermore, Beijing Lexuebang obtained the Software Enterprise Certificate and adopted exemption from enterprise income tax for 2019 and 2020, and 12.5% from 2021 to 2023.
Wuhan Yuexuebang obtained the Software Enterprise Certificate and adopted exemption from enterprise income tax for 2020 and 2021, and 12.5% from 2022 to 2024.
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

Revenue Recognition
We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, in accordance with ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”). Our revenue is reported net of discount, value added tax and related surcharges. The primary sources of our revenues are as follows:
Online tutoring services
We offer various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through our diverse offerings of
K-12,
foreign language, professional and admission courses. Our live interactive tutoring services consists of several components, including online live classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, we have determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.
Once the live interactive tutoring services is complete, we also offer the customer a content playback service. In the content playback service, the customer has unlimited access to online pre-recorded
audio-video courses for a specified period ranging from one to three years. No other interactions or activities are provided during the playback period. For contracts that provide both the live interactive tutoring service and the content playback service, we determined that the live interactive tutoring service and content playback service are two separate performance obligations, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.
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
Our contract liability consists of deferred revenue. Our refund liability represents tutoring fees collected which we expect to refund back to our customers as a result of our refund policy.
Consolidation of Variable Interest Entity
Our consolidated financial statements include the financial statements of GSX Techedu Inc, its subsidiaries, its VIE and the VIE’s subsidiaries. All profits, transactions and balances among GSX Techedu Inc, its subsidiaries, its VIE and the VIE’s subsidiaries have been eliminated upon consolidation.
Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), our wholly-owned PRC subsidiary, has gained control over Beijing BaiJia Technology Co., Ltd (“Beijing BaiJia”) and its subsidiaries that most significantly affect our economic performance through a series of contractual arrangements. Beijing Lexuebang bears the economic risks and receives the economic benefits of Beijing BaiJia and its subsidiaries through these contractual agreements with Beijing BaiJia and/or its nominee shareholders, including:

•	Exclusive Management Services and Business Cooperation Agreement

•	Equity Interest Pledge Agreement

•	Exclusive Call Option Agreement

•	Powers of Attorney

•	Spousal Consent Letters
Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Beijing BaiJia, and receive the economic benefits of Beijing BaiJia. In making the conclusion that we are the primary beneficiary of Beijing BaiJia, we believe our rights under the exclusive call option agreements and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Beijing BaiJia’s economic performance. We also believe that this ability to exercise control ensures that Beijing BaiJia would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Beijing BaiJia. Accordingly, as the primary beneficiary of Beijing BaiJia and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.
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
Share-based Compensation
We measure the cost of employee share options based on the grant date fair value of the award and recognize compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. Our company elects to recognize forfeitures when they occur.
In determining the value of share options prior to our initial public offering in June 2019, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options. The fair value of an option award was estimated on the date of grant using the following key assumptions:

	Grant Date
	2018	March 31, 2019
Risk-free rate of interest (1)	3.42%-3.78%	3.20%
Volatility (2)	53.4%-56.2%	54.60%
Dividend yield (3)	—	—
Exercise multiples (4)	2.2	2.2-2.8
Life of options (years) (5)	10	10

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
Subsequent to our initial public offering in June 2019, the fair value of our ordinary shares is determined based on the closing market price of our share.
The Group recognized RMB5.9 million, RMB60.2 million and RMB238.4 million of compensation expenses for all options and restricted share units granted for the years ended December 31, 2018, 2019 and 2020, respectively.
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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	397,306	100.0	2,114,855	100.0	7,124,744	1,091,915	100.0
Cost of revenues (1):	(142,753)	(35.9)	(535,912)	(25.3)	(1,762,548)	(270,122)	(24.7)
Gross profit	254,553	64.1	1,578,943	74.7	5,362,196	821,793	75.3
Operating expenses
Selling expenses (1)	(121,518)	(30.6)	(1,040,906)	(49.3)	(5,816,214)	(891,374)	(81.6)
Research and development expenses (1)	(74,050)	(18.6)	(212,197)	(10.0)	(734,450)	(112,559)	(10.3)
General and administrative expenses (1)	(39,831)	(10.0)	(110,106)	(5.2)	(566,565)	(86,830)	(8.0)
Total operating expenses	(235,399)	(59.2)	(1,363,209)	(64.5)	(7,117,229)	(1,090,763)	(99.9)

Income (loss) from operations	19,154	4.9	215,734	10.2	(1,755,033)	(268,970)	(24.6)
Interest income	2,193	0.6	8,861	0.4	3,372	517	0.0
Realized gains from investments	—	—	11,395	0.5	70,403	10,790	1.0
Other income	495	0.1	6,462	0.3	269,657	41,327	3.8
Other expenses	(445)	(0.1)	(213)	(0.0)	(16,011)	(2,454)	(0.2)
Income (loss) before provision for income tax and share of results of equity investees	21,397	5.5	242,239	11.4	(1,427,612)	(218,790)	(20.0)
Income tax (expenses) benefits	(2,616)	(0.7)	(16,957)	(0.8)	34,619	5,306	0.4
Share of results of equity investees	869	0.2	1,348	0.1	63	10	0.0
Net income (loss)	19,650	5.0	226,630	10.7	(1,392,930)	(213,474)	(19.6)

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	283	16,504	66,422	10,180
Selling Expenses	429	5,606	18,039	2,765
Research and development expenses	782	16,357	94,952	14,552
General and administrative expenses	4,423	21,770	59,033	9,046

Total	5,917	60,237	238,446	36,543

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenues
Our net revenues increased by 236.9% from RMB2,114.9 million in 2019 to RMB7,124.7 million (US$1,091.9 million) in 2020. This increase was primarily driven by the increase in net revenues from our
K-12
courses, and, to some extent, the increase in net revenues from our foreign language, professional and admission courses, partially offset by the decrease in other revenues as we stopped providing membership-based services to teachers under our earlier business model in August 2018.
Net revenues from our
K-12
courses increased by 265.5% from RMB1,706.5 million in 2019 to RMB6,237.4 million (US$955.9 million) in 2020. This increase was primarily driven by the higher level of tuition fees we charged our
K-12
students and the growth in paid course enrollments in our
K-12
courses. The average tuition fee increase contributed RMB144.3 million of the incremental increase in
K-12
courses net revenues between 2019 and 2020. The growth in paid course enrollments contributed RMB4,386.6 million of the incremental increase in
K-12
courses net revenues between 2019 and 2020.
Our
K-12
paid course enrollments increased by 177.3% from 1,958 thousand in 2019 to 5,429 thousand in 2020. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 112.3% from 721 thousand in 2019 to 1,531 thousand in 2020. Paid course enrollments from recurring purchases by existing students increased by 215.1% from 1,237 thousand in 2019 to 3,898 thousand in 2020. The increase in first time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts. The increase in recurring purchases was primarily driven by high teaching quality and optimized services that we provided.
Additionally, the year-over-year increase in the medium level of standard tuition fees for our elementary, middle and high school courses from 2019 to 2020 was 7%, without taking into account the number of offerings for each course.
Net revenues from our foreign language, professional and admission courses increased by 130.5% from RMB378.3 million in 2019 to RMB871.9 million (US$133.6 million) in 2020. This increase was primarily driven by the growth in paid course enrollments in our foreign language, professional and admission courses, as well as the higher level of tuition fees we charged our foreign language, professional and admission course students, both of which were driven by upgrades in our course content and structure. The average tuition fee increase contributed RMB70.2 million of the incremental increase in foreign language, professional and admission courses net revenues between 2019 and 2020. The growth in paid course enrollments contributed RMB423.4 million of the incremental increase in foreign language, professional and admission courses net revenues between 2019 and 2020.
Our foreign language, professional and admission paid course enrollments increased by 93.0% from 229 thousand in 2019 to 442 thousand in 2020. The increase was primarily due to our continued efforts to refine our course offerings, enhance our capacity to recruit new students and generate interests in courses beyond the current subscriptions of our existing students. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 95.4% from 196 thousand in 2019 to 383 thousand in 2020. Paid course enrollments from recurring purchases by existing students increased by 78.8% from 33 thousand in 2019 to 59 thousand in 2020. In addition to upgrades in our course content and structure, which drove the overall increase in paid course enrollments, the increase in our first time paid course enrollments was also driven by effective investment in our sales and marketing efforts.
Furthermore, the average gross billing per paid course enrollment for our foreign language, professional and admission courses increased 21.1% from approximately RMB1,900 in 2019 to approximately RMB2,300 in 2020.
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

Costs of revenues
Our cost of revenues increased by 228.9% from RMB535.9 million in 2019 to RMB1,762.5 million (US$270.1 million) in 2020. This increase was primarily due to our increased recruitment of teaching staff, including instructors and tutors, as we continued to expand our business operations, the increase in compensation for our teaching staff as we continued to attract and retain high quality teaching staff, the increase in expenses for our teaching materials, increased rental expenses for office space as well as server and bandwidth costs.
Gross profit
As a result of the foregoing, our gross profit increased by 239.6% from RMB1,578.9 million in 2019 to RMB5,362.2 million (US$821.8 million) in 2020. Our gross margin slightly increased from 74.7% in 2019 to 75.3% in 2020.
Operating expenses
Our total operating expenses increased by 422.1% from RMB1,363.2 million in 2019 to RMB7,117.2 million (US$1,090.8 million) in 2020, as all components of operating expenses increased.
Selling expenses
. Our selling expenses increased from RMB1,040.9 million in 2019 to RMB5,816.2 million (US$891.4 million) in 2020. This significant increase was mainly driven by our increased spending on branding and marketing activities to expand customer base and enhance our brands, including expenses relating to online and mobile marketing, which increased from RMB727.8 million in 2019 to RMB4,489.0 million (US$688.0 million) in 2020, new marketing initiatives including offline channels, short reviews, live steaming, as well as the increase in compensation to our sales and marketing staff.
Research and development expenses
. Our research and development expenses increased by 246.1% from RMB212.2 million in 2019 to RMB734.5 million (US$112.6 million) in 2020, primarily due to an increase in the number of education content development professionals and technology development personnel, as well as an increase in compensation for such staff.
General and administrative expenses
. Our general and administrative expenses increased by 414.6% from RMB110.1 million in 2019 to RMB566.6 million (US$86.8 million) in 2020. This increase was primarily attributable to an increase in payroll costs due to an increase in the number of our general and administrative personnel, an increase in compensation paid to general and administrative personnel, as well as an increase in fees related to independent internal review.
Income (Loss) from operations
We had income from operations of RMB215.7 million in 2019 and loss from operations of RMB1,755.0 million (US$269.0 million) in 2020.
Income tax expenses (benefit)
We incurred income tax expense of RMB17.0 million in 2019 and had income tax benefit of RMB34.6 million (US$5.3 million) in 2020, primarily due to the loss from operations we had in 2020, effect of compensation expense deduction, research and development super-deduction and preferential tax rate.
Net income (loss)
As a result of the foregoing, we had a net income of RMB226.6 million in 2019 and a net loss of RMB1,392.9 million (US$213.5 million) in 2020.
Year ended December 31, 2019 compared to year ended December 31, 2018
Revenues
Our net revenues increased by 432.3% from RMB397.3 million in 2018 to RMB2,114.9 million in 2019. This increase was primarily driven by the increase in net revenues from our
K-12
courses, and, to a lesser extent, the increase in net revenues from our foreign language, professional and admission courses, partially offset by the decrease in other revenues as we stopped providing membership-based services to teachers under our earlier business model in August 2018. We generated RMB11.3 million in membership fees from teachers on our platform in 2018, compared to RMB282 thousand in 2019.

Net revenues from our
K-12
courses increased from RMB290.9 million in 2018 to RMB1,706.5 million in 2019. This increase was primarily driven by the higher level of tuition fees we charged our
K-12
students and the growth in paid course enrollments in our
K-12
courses. The average tuition fee increase contributed RMB148.1 million of the incremental increase in
K-12
courses net revenues between 2018 and 2019. The growth in paid course enrollments contributed RMB1,267.5 million of the incremental increase in
K-12
courses net revenues between 2018 and 2019.
Our
K-12
paid course enrollments increased by 374.1% from 413 thousand in 2018 to 1,958 thousand in 2019. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 337.0% from 165 thousand in 2018 to 721 thousand in 2019. Paid course enrollments from recurring purchases by existing students increased by 398.8% from 248 thousand in 2018 to 1,237 thousand in 2019. The increase in first time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts. The increase in recurring purchases was primarily driven by high teaching quality and optimized services that we provided.
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
Net revenues from our foreign language, professional and admission courses increased from RMB71.7 million in 2018 to RMB378.3 million in 2019. This increase was primarily driven by the growth in paid course enrollments in our foreign language, professional and admission courses, as well as the higher level of tuition fees we charged our foreign language, professional and admission course students, both of which were driven by upgrades in our course content and structure. The average tuition fee increase contributed RMB89.4 million of the incremental increase in foreign language, professional and admission courses net revenues between 2018 and 2019. The growth in paid course enrollments contributed RMB217.2 million of the incremental increase in foreign language, professional and admission courses net revenues between 2018 and 2019.
Our foreign language, professional and admission education paid course enrollments increased by 152.8% from 91 thousand in 2018 to 229 thousand in 2019. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 142.7% from 81 thousand in 2018 to 196 thousand in 2019. Paid course enrollments from recurring purchases by existing students increased by 235.7% from 10 thousand in 2018 to 33 thousand in 2019. In addition to upgrades in our course content and structure, which drove the overall increase in paid course enrollments, the increase in our first time paid course enrollments was also driven by effective investment in our sales and marketing efforts.
Additionally, from 2018 to 2019, the year-over-year increase in the medium level of standard tuition fees for our foreign language courses was 33%, and the year-over-year increase in the medium level of standard tuition fees for our admission courses was 47%, in each case without taking into account the number of offerings for each course. The increase was primarily due to our continued efforts to refine our course offerings, enhance our capacity to recruit new students and generate interests in courses beyond the current subscriptions of our existing students. Furthermore, the average gross billing per paid course enrollment for our foreign language, professional and admission courses increased 58% from approximately RMB1,200 in 2018 to approximately RMB1,900 in 2019.
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
Costs of revenues
Our cost of revenues increased by 275.3% from RMB142.8 million in 2018 to RMB535.9 million in 2019. This increase was primarily due to our increased recruitment of teaching staff, including instructors and tutors, as we continued to expand our business operations, the increase in compensation for our teaching staff as we continued to attract and retain high quality teaching staff, the increase in expenses for our teaching materials and increased rental expenses for office space.

Gross profit
As a result of the foregoing, our gross profit increased by 520.1% from RMB254.6 million in 2018 to RMB1,578.9 million in 2019. Our gross margin increased from 64.1% in 2018 to 74.7% in 2019.
Operating expenses
Our total operating expenses increased by 479.1% from RMB235.4 million in 2018 to RMB1,363.2 million in 2019, as all components of operating expenses increased.
Selling expenses
. Our selling expenses increased from RMB121.5 million in 2018 to RMB1,040.9 million in 2019. This significant increase was mainly driven by our increased spending on branding and marketing activities to expand customer base, including expenses relating to online and mobile marketing, which increased from RMB49.6 million in 2018 to RMB727.8 million in 2019, as well as the increase in compensation to our sales and marketing staff.
Research and development expenses
. Our research and development expenses increased by 186.4% from RMB74.1 million in 2018 to RMB212.2 million in 2019, primarily due to an increase in the number of course professionals, education content development personnel and technology development personnel and their compensation, and to a lesser extent, to the increase in rental expenses for office space.
General and administrative expenses
. Our general and administrative expenses increased by 176.6% from RMB39.8 million in 2018 to RMB110.1 million in 2019. This increase was primarily attributable to an increase in payroll costs due to the increase in the number of our general and administrative personnel.
Income from operations
Our income from operations increased from RMB19.2 million in 2018 to RMB215.7 million in 2019.
Income tax expenses
Our income tax expense increased from RMB2.6 million in 2018 to RMB17.0 million in 2019, primarily due to the increase in our taxable income.
Net income
As a result of the foregoing, our net income increased from RMB19.7 million in 2018 to RMB226.6 million in 2019.
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

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings to net revenues for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	397,306	2,114,855	7,124,744	1,091,915
Less: other revenues (1)	—	—	1,289	198
Add: VAT and surcharges	26,202	134,302	434,090	66,527
Add: ending deferred revenue	272,041	1,337,636	2,733,739	418,964
Add: ending refund liability	11,167	54,567	120,709	18,499
Less: beginning deferred revenue	46,307	272,041	1,337,636	205,002
Less: beginning refund liability	2,475	11,167	54,567	8,363
Less: deferred revenue from the acquisition of Shanghai Jinyou Education Technology Co., Ltd.	2,806	—	—	—
Less: deferred revenue from the Tianjin Puxin acquisition	—	—	11,700	1,793

Gross billings (non-GAAP)	655,128	3,358,152	9,008,090	1,380,549

Note (1): Include miscellaneous revenues generated from services other than courses.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
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

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	241,869	1,285,054	603,273	92,455
Net cash used in investing activities	(198,720)	(2,504,566)	(5,596,304)	(857,671)
Net cash (used in) generated from financing activities	(29,193)	1,246,065	5,272,100	807,985

Effect of exchange rate changes	9	14,155	2,188	335
Net increase in cash and cash equivalents	13,965	40,708	281,257	43,104
Cash and cash equivalents at the beginning of the year	19,294	33,259	73,967	11,336

Cash and cash equivalents at the end of the year	33,259	73,967	355,224	54,440

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities, cash from our private placement of US$870 million in December 2020 and our initial public offering. As of December 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB33.3 million, RMB74.0 million and RMB355.2 million (US$54.4 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of December 31, 2018, 2019 and 2020, our short-term investments were RMB198.0 million, RMB1,473.5 million and RMB7,331.3 million (US$1,123.6 million), respectively. Short-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months. As of December 31, 2018, 2019 and 2020, our long-term debt investments were nil, RMB1,181.7 million and RMB525.4 million (US$80.5 million), respectively, and they have maturities longer than twelve months. As of December 31, 2018, 2019 and 2020, our prepaid expenses and other current assets were RMB48.8 million, RMB252.7 million and RMB722.7 million (US$110.8 million), respectively. Our prepaid expenses and other current assets consist of prepaid other service fees, prepaid VAT and income tax, contract costs and receivables from broker.
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
As of December 31, 2020, 97.6% and 2.4% of our cash and cash equivalents were held in Mainland China and the Cayman Islands, respectively, of which 42.5% were denominated in Renminbi and 57.5% were denominated in U.S. dollars. As of December 31, 2020, 18.4% of our short-term investments were held in China and denominated in Renminbi. As of December 31, 2020, 5.8% of cash and cash equivalents and 18.4% of our short-term investments were held by our VIE and its subsidiaries.
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
In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”
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
Operating activities
Net cash generated from operating activities in 2020 was RMB603.3 million (US$92.5 million), primarily attributable to a net loss of RMB1,392.9 million (US$213.5 million), adjusted for non-cash
items that primarily consisted of RMB238.4 million (US$36.5 million) in share-based compensation, an increase of RMB1,508.9 million (US$231.2 million) in accrued expenses and other current liabilities, an increase of RMB1,384.4 million (US$212.2 million) in deferred revenue due to our rapid business expansion, an increase of RMB480.0 million (US$73.6 million) in prepaid expenses and other current assets and an increase of RMB614.2 million (US$94.1 million) in other assets.

Net cash generated from operating activities in 2019 was RMB1,285.1 million, primarily attributable to a net income of RMB226.6 million, adjusted for non-cash
items that primarily consist of RMB60.2 million in share-based compensation, and a RMB1,065.6 million increase in deferred revenue resulting from our rapid business expansion.
Net cash generated from operating activities in 2018 was RMB241.9 million, primarily attributable to a net income of RMB19.7 million, adjusted for non-cash
items that primarily consist of RMB4.0 million in depreciation of property, equipment and software, and a RMB222.9 million increase in deferred revenue resulting from our rapid business expansion.
Investing activities
Net cash used in investing activities in 2020 was RMB5,596.3 million (US$857.7 million), primarily due to the purchase of short-term investments of RMB17,394.6 million (US$2,665.8 million), partially offset by proceeds from the maturity of short-term investments of RMB11,689.2 million (US$1,791.4 million).
Net cash used in investing activities in 2019 was RMB2,504.6 million, primarily due to the purchase of short-term investments of RMB8,727.8 million and long-term investments of RMB1,109.2 million, partially offset by proceeds from maturity of short-term investments of RMB7,393.4 million.
Net cash used in investing activities in 2018 was RMB198.7 million, primarily due to purchase of short-term investments of RMB422.8 million, partially offset by proceeds from maturity of short-term investments of RMB233.0 million.
Financing activities
Net cash generated from financing activities in 2020 was RMB5,272.1 million (US$808.0 million), primarily due to net proceeds raised from the private placement of our Class A ordinary shares in December 2020 of RMB5,687.3 million, partially offset by the repurchase of ordinary shares for an amount of RMB282.5 million and an installment payment of RMB132.2 million for the properties purchases in Zhengzhou.
Net cash generated from financing activities in 2019 was RMB1,246.1 million, primarily attributable to net proceeds from our initial public offering and the exercise of over-allotment option by the underwriters of RMB1,366.9 million, partially offset by the repurchase of ordinary shares amounting RMB86.7 million.
Net cash used in financing activities in 2018 was RMB29.2 million, primarily attributable to repayment of the loan extended by Mr. Larry Xiangdong Chen in 2017.
Capital expenditures
Our capital expenditures primarily relate to purchase of commercial real estate, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB12.1 million, RMB61.3 million and RMB490.6 million (US$75.2 million) in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering and our private placement of Class A ordinary shares in December 2020. We will continue to make capital expenditures to meet the expected growth of our business.
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
Technology and Infrastructure
Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2020, we had a technology research and development team of 1,928 professionals.
Live Broadcasting Technology
Live broadcasting technology development has been our main focus since our inception. Currently, our proprietary live broadcasting technology makes it possible for as many as 500,000 students to join a live broadcasting class simultaneously, without compromising video quality. We also utilized AI technology to strengthen the video and audio quality of our live broadcasting. The average delay time is currently below 300 milliseconds for our PC terminal and mobile apps.
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
Big Data and Artificial Intelligence
Big Data
We gather and analyze student data at each stage of their interaction with our platform, including enrolling into our course offerings, attending our live courses, submitting completed exercises and replaying our recorded courses. We have built strong data analytics capabilities using algorithms, models and data analytics tools. We leverage big data analytics technologies to enhance the accuracy in predicting student behavior, which allows optimize targeted marketing and platform operations, and delivers enhanced student experience. We aim to forecast the frequency of course bookings, preferences of course topics and learning progress through the data analytics to make appropriate recommendations and streamline our marketing and teaching operations. Furthermore, our content development team and sales and marketing force also heavily draw upon our data analytics capability. In this regard, we use data analysis to carry out technological innovations in user acquisition and have made progress in various areas such as optimized distribution of promotional content. We also cooperate with major advertising media to strengthen our ability to attract our target user group while also ensuring data security. Lastly, our data analytic capabilities have also improved our user traffic and the interaction between our teachers and students by enabling technologies related to areas such as multi-task learning and migration learning.
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

Technology plays a vital role in improving our
in-class
experience. Our XStream streaming media system and our AirSound echo detection system leverage artificial intelligence to automatically adjust system settings to adapt to different network environments and hardware setups, achieving an optimal effect for in-class
multiplayer voicing interaction scenarios. Moreover, we have developed a virtual 3D science laboratory set, which simulates the environment for physics and chemistry experiments for junior and senior high school students and teachers. The constant upgrades of our educational products have effectively translated into our improved retention rate and provided a solid driver for our long-term, healthy and sustainable development.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020.

		Years ending December 31,
	Total	2021	2022	2023	2024	2025	2026 and thereafter
	(RMB in millions)
Operating lease commitments (1)	933.1	206.3	218.0	194.4	178.2	99.2	37.0
Real estate purchase obligations	127.3	100.7	—	26.6	—	—	—
Capital commitments (2)	102.0	67.6	33.8	0.6	—	—	—

Note:
(1)	Represents minimum payments under non-cancelable operating leases related to offices.

(2)	Capital commitments mainly relate to capital expenditures of office space construction and improvement, and are to paid in the following years according to the construction progress.
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	49	Chairman of the Board of Directors and Chief Executive Officer
Xin Fan	42	Independent Director
Yiming Hu	49	Independent Director
Ming Liao	49	Independent Director
Xiuping Qi	43	Vice President
Wei Liu	35	Vice President
Nan Shen	36	Chief Financial Officer
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

Mr.
 Ming Liao
has served as our director since June 2019. Mr. Liao has been a founding partner and director of Prospect Avenue Capital, a late-stage private equity fund manager focusing on the internet industry, since July 2016. Mr. Liao currently serves as director of various companies, including TalkingData Group Holding Limited, TalkingData Limited, Tiger Ye Holdings Limited, Witty Time Limited, Shenzhen Xunce Technology Co., Ltd., Madison Square Investment Limited, Palmer Square Investment Limited and Foley Square Investment Limited. From February 2014 to February 2015, Mr. Liao served as the chief representative of UBS AG’s Beijing representative office, working at its investment banking division. Prior to joining UBS, Mr. Liao was a director at the investment banking division of Barclays Capital Asia from May 2011 to March 2013. Before Barclays, Mr. Liao was a vice president at The Carlyle Group’s investor relations division from September 2008 to May 2011, responsible for fund raising in China. Prior to joining Carlyle, Mr. Liao was a vice president in the investment banking division of Morgan Stanley Asia from August 2006 to August 2008. Mr. Liao received his bachelor’s degree in economics from Renmin University of China in 1995, and his master’s degree in public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2000.
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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB1.5 million (US$227 thousand) and RMB2.7 million (US$420 thousand) in cash to our executive officers and non-executive
directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plan
In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 28, 2021, 7,346,311 options have been granted and are outstanding and 2,172,085 restricted share units have been granted and are outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.
The following paragraphs describe the principal terms of the Plan.
Type of Awards
. The Plan permits the awards of options, restricted share units and restricted shares.
Plan Administration
. Our board of directors or a committee appointed by the board of directors will administer the Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the fair market value and number of shares covered by the awards to be granted to each participant, and the terms and conditions of each award granted.
Award Agreement
. Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.
Eligibility
. We may grant awards to our employees, directors and consultants.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Awards
. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is 10 years from the date of grant.

Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Plan
. Unless terminated earlier, the Plan has a term of 10 years. Our board of directors has the authority to terminate, amend, suspend or modify the Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the Plan.
The following table summarizes, as of February 28, 2021, the outstanding awards granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Xiuping Qi	*	0.01	December 31, 2016 and December 31, 2018	December 31, 2026 and December 31, 2028
Wei Liu	*	0.01	December 31, 2016 and December 31, 2018	December 31, 2026 and December 31, 2028
Nan Shen	*	0.01	December 31, 2018	December 31, 2028

Total	2,020,000

Note:
*	Aggregate number of shares represented by all grants of options to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2021.
As of February 28, 2021, our employees other than members of our directors and officers as a group held 5,326,311 outstanding options with an exercise price of RMB0.01.
The following table summarizes, as of February 28, 2021, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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
basis outstanding as of February 28, 2021.

As of February 28, 2021, our employees other than members of our directors and officers as a group held 2,145,085 outstanding restricted share units.

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
Audit Committee
. Our audit committee consists of Xin Fan, Yiming Hu and Ming Liao. Xin Fan is the chairman of our audit committee. We have determined that Xin Fan, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Xin Fan, Yiming Hu and Ming Liao. Yiming Hu is the chairman of our compensation committee. We have determined that Xin Fan, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. The service of our independent directors may be terminated by the director or by us with a
30-day
advance written notice or such other shorter period of notice as mutually agreed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees
We had 1,315, 6,435 and 22,570 employees as of December 31, 2018, 2019 and 2020, respectively. All of our full-time employees are located in China. The following table sets forth the number of our employees by function as of December 31, 2020:

Function:	As of December 31, 2020
Instructors*	319
Tutors	15,291
Technology and content research and development	2,896
User growth	1,105
Sales	930
General and administrative	2,029

Total	22,570

Note:
*	Include instructors for K-12 courses and foreign language, professional and admission courses.
Besides full-time instructors, we also engage full-time exclusive contracted instructors to deliver our online courses. As of December 31, 2020, we employed 319 full-time instructors and had 73 full-time on-line
exclusively contracted instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contracted instructors generally enter into exclusive service contracts with us and are not required to come into our office to deliver lessons. Our 319 full-time employed instructors also engage in content development activities.
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 170,392,812 ordinary shares outstanding as of February 28, 2021, comprising of 97,087,524 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen (1)	*	73,305,288	43.5%	88.4%
Xin Fan (2)	*	—	*	*
Yiming Hu (3)	*	—	*	*
Ming Liao (4)	*	—	*	*
Xiuping Qi (5)	1,714,560	—	1.0%	*
Wei Liu (5)	*	—	*	*
Nan Shen (5)	*	—	*	*
All Directors and Executive Officers as a Group	3,845,120	73,305,288	45.3%	88.8%
Principal Shareholders:
Ebetter International Group Limited (1)	*	73,305,288	43.5%	88.4%
Goldman Sachs & Co. LLC (6)	31,661,888	—	18.6%	3.8%
Nomura Global Financial Products, Inc. (7)	10,685,836	—	6.3%	1.3%
Morgan Stanley Capital Services LLC (8)	9,775,334	—	5.7%	1.2%
Ting Yuan Group Limited (9)	8,866,839	—	5.2%	1.1%
Credit Suisse AG (10)	8,641,773	—	5.1%	1.0%

Notes:
*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2021.
**
Except as indicated otherwise below, the business address of our directors and executive officers is Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2021.

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

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Xin Fan is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.
(3)	Represents the Class A ordinary shares held by Mr. Yiming Hu. The business address of Yiming Hu is 908, Block A, West Four Ring, Haidian District, Beijing, People’s Republic of China.
(4)	Represents the Class A ordinary shares held by Mr. Ming Liao. The business address of Ming Liao is 22F01, Tower 2, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.
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

(6)
Represents 31,661,888 Class A ordinary shares held by Goldman Sachs & Co. LLC, a New York company, as reported in a Schedule 13G amendment jointly filed by Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. on February 11, 2021. Goldman Sachs & Co. LLC is a wholly owned subsidiary of The Goldman Sachs Group, Inc., a Delaware company. The business address of Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

(7)
Represents 10,685,836 Class A ordinary shares held by Nomura Global Financial Products, Inc., a Delaware company, as reported in a Schedule 13G jointly filed by Nomura Global Financial Products, Inc. and Nomura Holdings, Inc. on February 16, 2021. Nomura Global Financial Products, Inc. is a wholly owned subsidiary of Nomura Holdings, Inc., a company incorporated in Japan. The business address of Nomura Global Financial Products, Inc. is Worldwide Plaza, 309 West 49
th
Street, New York, NY 10019.

(8)
Represents 9,775,334 Class A ordinary shares held by Morgan Stanley Capital Services LLC, a Delaware company, as reported in a Schedule 13G amendment jointly filed by Morgan Stanley Capital Services LLC and Morgan Stanley on February 11, 2021. Morgan Stanley Capital Services LLC is a wholly owned subsidiary of Morgan Stanley, a Delaware company. The business address of Morgan Stanley Capital Services LLC is 1585 Broadway New York, NY 10036.

(9)
Represents 8,866,839 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company, as reported in a Schedule 13G amendment jointly filed by Huaiting Zhang and Ting Yuan Group Limited on February 9, 2021. Ting Yuan Group Limited is ultimately owned by Ting Yuan Trust, a trust established under the laws of the Island of Jersey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Huaiting Zhang is the settlor of Ting Yuan Trust, and he and his family members are the trust’s beneficiaries. Mr. Huaiting Zhang is the sole director of Ting Yuan Group Limited. The registered address of Ting Yuan Group Limited is at the offices of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(10)
Represents 7,920,554 Class A ordinary shares and options to purchase ADSs representing 721,219 Class A ordinary shares within 60 days after February 26, 2021 held by Credit Suisse AG, a company incorporated in Switzerland, as reported in a Schedule 13G amendment filed by Credit Suisse AG on March 8, 2021. Credit Suisse AG is the direct bank subsidiary of Credit Suisse Group AG, a public company listed on the New York Stock Exchange (NYSE: CS). The registered address of Credit Suisse AG is Uetlibergstrasse 231, P.O. Box 900, CH 8070, Zurich, Switzerland.

As of February 28, 2021, 80,559,482 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 80,559,482 Class A ordinary shares, representing approximately 47.3% of our total outstanding shares on an as-converted
basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Contractual Arrangements with Our VIE
See “Item 4. Information on the Company—C. Organizational Structure.”
Transactions with Our Chief Executive Officer and Other Related Parties
Amount due to our Chief Executive Officer
. As of December 31, 2018, 2019 and 2020, we had RMB35.3 million, RMB460 thousand and nil, respectively, due to Mr. Larry Xiangdong Chen, our founder, chairman of the board of directors and chief executive officer, representing the outstanding balance of loan extended by Mr. Chen in 2017 to us.
Transactions with Beijing Youlian Global Education Technology Co., Ltd.
Beijing Youlian Global Education Technology Co., Ltd., or Beijing Youlian, was an investee company of ours that was dissolved in June 2020. We had amounts due from Beijing Youlian of RMB710 thousand, nil and nil as of December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, we earned revenue from providing technical services to Beijing Youlian that amounted to RMB4.7 million, RMB566 thousand and nil, respectively. For the years ended December 31, 2018, 2019 and 2020, we incurred expenses on advertising service provided by Beijing Youlian that amounted to RMB2.1 million, RMB3.6 million and RMB1.5 million (US$223 thousand), respectively. Beijing Youlian was dissolved in June 2020.

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
Demand Registration Rights
. At any time after the earlier of (i) June 1, 2020 or (ii) one year following the closing of a qualified initial public offering, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least 20% (or any lesser percentage if the anticipated gross proceeds to our company from such proposed offering would exceed US$5,000,000) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form
F-3,
for which an unlimited number of demand registrations shall be permitted.
Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration statement and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (iii) third, to holders of other securities of us.
Form
F-3
Registration Rights
. Our shareholders may request us in writing to file an unlimited number of registration statements on Form
F-3.
We shall effect the registration of the securities on Form
F-3
as soon as practicable, except in certain circumstances.
Expenses of Registration
. We will bear all registration expenses (other than underwriting discounts and commissions, the holders’ fees for special counsel and fees charged or payable to the depositary bank) and expenses incurred by holders upon our or an underwriters’ request in connection with any demand, piggyback or Form
F-3
registration.
Termination of Registration Rights
. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of a qualified public offering, (ii) the termination, liquidation, dissolution of our company or a liquidation event, and (iii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without registration in any
90-day
period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.
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
Legal Proceedings
Following a number of short-seller reports about us from approximately early- to mid-2020,
the SEC asked us to produce certain financial and operating records dating from January 1, 2017. Following the publication of these short-seller reports, our independent audit committee engaged third-party professional advisers to conduct an independent review into these reports’ key allegations. The independent internal review has been substantially completed. Based on the agreed upon scope and procedures performed, the independent internal review did not uncover evidence that would have a material impact on our previously reported financial statements. Our cooperation with the SEC continues.
In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GSX Techedu Inc., et al, No.
2:20-cv-04457-ES-CLW
(filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020—an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. The action remains at its preliminary stages as of the date of this annual report. We believe the case is without merit and intend to defend the action vigorously.
We will have to defend against the aforementioned putative securities class action lawsuit, including any appeals of the lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this class action lawsuit. In the event that our initial defense of the class action lawsuit is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of the class action lawsuit, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the duration, outcome, or impact of the SEC investigation of our company, or from the SEC’s review of the documents and records requested from us. The litigation or SEC investigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day
operations, all of which could harm our business.
From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business, including for allegations relating to our infringement of intellectual property rights of third parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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
The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.
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
Conversion
. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not our founder (Mr. Larry Xiangdong Chen) or an affiliate of the founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our third amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
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
Transfer of Ordinary Shares
. Subject to the restrictions set out in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Issuance of Additional Shares
. Our third amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions
. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
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
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in
Foss v. Harbottle
and the exceptions thereto) so that a
non-controlling
shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provide that, on the requisition of shareholders holding shares representing in aggregate not less than one-third
(1/3) of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of our company, the board shall convene an extraordinary general meeting. However, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our third amended and restated memorandum do not provide for cumulative voting.
Removal of Directors.
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders notwithstanding any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders.
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
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
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, we may only materially adversely vary the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents.
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our third amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
Non-Resident
or Foreign Shareholders
. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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
Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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
Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2020 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
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
Sale or Other Disposition
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate
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
NON-U.S.
TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

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
F-6
(Registration
No. 333-231726)
to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form
20-F
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
In accordance with NYSE Rule 203.01, we will post this annual report on our website
http://gsx.investorroom.com/
. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
All of our net revenues and expenses are denominated in RMB. We have utilized derivative financial instruments to hedge our exposure to foreign exchange risk since January 2021. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
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
As of December 31, 2020, we had
RMB-denominated
cash and cash equivalents and short-term investments of RMB1,498.8 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$948.3 million. Assuming we had converted RMB1,498.8 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.0000 as of the end of 2020, our U.S. dollar cash balance would have been US$1,178.0 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,201.0 million instead. Assuming we had converted US$948.3 million into RMB at the exchange rate of RMB6.5250 for US$1.0000 as of the end of 2020, our RMB cash balance would have been RMB7,686.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB7,123.9 million instead.
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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019 and 2020, we received US$1.9 million and US$682 thousand, respectively, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.
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
as amended (File number:
333-231275)
in relation to our initial public offering of 20,532,000 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 732,000 ADSs) representing 13,688,000 of our Class A ordinary shares, at a public offering price of US$10.50 per ADS. Our initial public offering closed in June 2019. Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Barclays Capital Inc. and CLSA Limited were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, were US$215.6 million.
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
For the period from June 5, 2019, the date that the Registration Statement on Form
F-1
in relation to our initial public offering was declared effective by the SEC, to December 31, 2020, we used US$30.0 million of the net proceeds from our initial public offering for general corporate purposes, which included improving students’ learning experience and educational content development, recruiting high quality teaching staff, improving technology infrastructure, spending on marketing and brand promotions, and funding our working capital. We intend to use the remaining net proceeds from our initial public offering in wealth management products and interest-bearing bank accounts.

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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934, as amended.
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of GSX Techedu Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of GSX Techedu Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 26, 2021 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 26, 2021
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2019	2020
	RMB	RMB
	(in thousands)
Audit fees (1)	11,080	13,960
Audit related fees (2)	—	13,586
Tax fees (3)	1,276	1,776
All other fees (4)	—	1,743

Notes:
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(2)	“Audit related fees” represent the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represent the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services described above.
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
In May 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million worth of our shares. In May 2020, we repurchased approximately 1.1 million ADSs for approximately US$39.8 million, or US$35.2 per ADS. On March 30, 2021, Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, indicated that he intended to use his personal funds to purchase up to US$50 million of our shares over the next 12 months.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice with respect to the annual meeting of shareholders and did not hold one in 2020, but if we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
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

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of GSX Techedu Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.3	Deposit Agreement dated June 5, 2019 among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-235314), as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated March 15, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

2.5*	Description of Securities

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.4	English translation of the executed form of the Powers of Attorney granted by shareholders of our VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.5	English translation of the Equity Interest Pledge Agreement among Beijing Lexuebang, our VIE and shareholders of our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.6	English translation of the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang and our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2018)

4.7	English translation of the Exclusive Call Option Agreement among Beijing Lexuebang, our VIE and shareholders of our VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.8	English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIE, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.9	English translation of Framework Cooperation Agreement regarding the Transfer of 100% Equity Interest in Zhengzhou Kaitong Kegongmao Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-38923) filed with the Securities and Exchange Commission on April 3, 2020)

4.10*	Supplementary Agreement among Beijing Lexuebang, our VIE, shareholders of our VIE, Beijing Yuexuebang and Wuhan Yuexuebang dated January 26, 2021

8.1*	Subsidiaries and variable interest entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GSX Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chief Executive Officer
Date: April 26, 2021

GSX TECHEDU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of GSX Techedu Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of GSX Techedu Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter-continued
Revenue recognition – Online tutoring services – Refer to Note 2 to the financial statements
Critical Audit Matter Description
The Company generated substantially all of its revenues from online tutoring services for the year ended December 31, 2020. The revenues from online tutoring services are primarily derived from tutoring fees the Company charges students in advance for its K-12 online tutoring services. The Company recognizes the majority of these revenues as the online services or classes are delivered.
The Company’s business model involved high volumes of tutoring service transactions related to the purchase and recognition of delivered services which are required to be processed through the Company’s information technology (“IT”) systems. We identified the audit of the occurrence of the purchase and satisfaction of the related performance obligation as a critical audit matter. As the high volume of transactions and the nature of the audit evidence obtained to demonstrate the occurrence of these transactions is highly dependent on the IT systems, auditor judgment was required to determine the nature, timing and extent of audit evidence required to be obtained, and the need to involve IT professionals and data analytics specialists to assist with the performance of certain procedures and to evaluate the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to addressing this critical audit matter comprised of the following control testing, analytical procedures and substantive procedures, among others:

•	With the assistance of our IT specialists:

•	We tested the IT environment in which the revenue order tracking occurs, billing and cash collection is registered, and live streaming services modules reside, including the related tools.

•	We tested the automatic controls over revenue recognition with respect to the courses offered including the order initiation, order settlement, and systematic recognition of the tutoring fee.

•	We tested the interface controls associated with payment information transmitted from the payment system to the service order systems.

•	With the assistance of our data analytics specialists:

•
We performed procedures to reconcile the cash collection registered within the Company’s IT systems to the collection through major third-party online payment channels; in addition, we performed reconciliation procedures on the cash deposits from major third-party online payment channels to bank statements.

•	We tested the logic of the systematic revenue recognition and recalculated the live interactive tutoring service revenues recognized.

•
We performed data analysis on a number of aspects, including student registration, cash payment timing and accounts, student behavior associated with class attendance, acceptance of learning materials shipped, and other areas that we identified through our risk assessment process to identify transactions with characteristics of audit interest.

•	We performed an IT infrastructure capacity analysis to verify whether the Company has the IT infrastructure capacity to deliver the volume of classes associated with enrollments.

•
We performed test of details over revenue transactions, including billing amounts, cash collection which is tracked in the payment and ordering systems, class login records, acceptance of learning materials, records of interaction between the students and the tutors, and recalculated the revenue recognized in the corresponding period, on a sample basis.

•	We tested the reconciliation between the balances to be received from third-party online payment channels recorded in the ledger and the balances confirmed by the third-party online payment channels.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 26, 2021
We have served as the Company’s auditor since 2018.

GSX TECHEDU INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	73,967	355,224	54,440
Short-term investments (including available-for-sale debt securities of RMB1,328,342 and RMB6,727,493 as of December 31, 2019 and 2020, respectively)	1,473,452	7,331,268	1,123,566
Inventory	8,822	48,074	7,368
Prepaid expenses and other current assets	252,660	722,682	110,756

Total current assets	1,808,901	8,457,248	1,296,130

Non-current assets
Operating lease right-of-use assets	264,909	806,591	123,615
Property, equipment and software, net	81,860	704,338	107,945
Intangible assets	100	13,219	2,026
Land use rights	—	28,983	4,442
Long-term investments (including available-for-sale debt securities of RMB1,181,693 and RMB525,373 as of December 31, 2019 and 2020, respectively)	1,188,286	530,729	81,338
Goodwill	331	43,631	6,687
Deferred tax assets	30,716	48,324	7,406
Rental deposit	18,719	51,499	7,893
Other non-current assets	710	1,230	188

TOTAL ASSETS	3,394,532	10,685,792	1,637,670

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB188,975 and RMB623,002 as of December 31, 2019 and 2020, respectively)	228,753	1,315,502	201,610
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,331,962	2,724,614	417,566
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB59,982 and RMB125,986 as of December 31, 2019 and 2020, respectively)	59,982	152,622	23,390
Income tax payable of the consolidated VIE without recourse to the Group	16,093	4,654	713
Amounts due to related parties of the consolidated VIE without recourse to the Group	460	—	—

Total current liabilities	1,637,250	4,197,392	643,279

GSX TECHEDU INC.
CONSOLIDATED BALANCE SHEETS - continued
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Non-current liabilities

Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	5,674	9,125	1,398
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB194,228 and RMB527,692 as of December 31, 2019 and 2020, respectively)	194,228	644,143	98,719
Deferred tax liabilities of the consolidated VIE without recourse to the Group	25	78,697	12,061
Other payables of the consolidated VIE without recourse to the Group	—	26,580	4,074
TOTAL LIABILITIES	1,837,177	4,955,937	759,531

Commitments and Contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2019 and 2020; 86,210,060 and 96,821,132 shares issued, 85,791,762 and 96,455,774 shares outstanding as of December 31, 2019 and 2020)	58	65	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2019 and 2020, 73,305,288 shares issued and outstanding as of December 31, 2019 and 2020)	48	48	7
Treasury stock, at cost	(86,739)	(139,572)	(21,390)
Additional paid-in capital	1,899,059	7,595,049	1,163,992
Accumulated other comprehensive income (loss)	17,829	(59,905)	(9,181)
Statutory reserves	6,921	40,380	6,189
Accumulated deficit	(279,821)	(1,706,210)	(261,488)
TOTAL SHAREHOLDERS’ EQUITY	1,557,355	5,729,855	878,139
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,394,532	10,685,792	1,637,670

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	397,306	2,114,855	7,124,744	1,091,915
Cost of revenues (including share-based compensation expenses of RMB283, RMB16,504 and RMB66,422 for the years ended December 31, 2018, 2019 and 2020, respectively)	(142,753)	(535,912)	(1,762,548)	(270,122)

Gross profit	254,553	1,578,943	5,362,196	821,793

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB429, RMB5,606 and RMB18,039 for the years ended December 31, 2018, 2019 and 2020, respectively)	(121,518)	(1,040,906)	(5,816,214)	(891,374)
Research and development expenses (including share-based compensation expenses of RMB782, RMB16,357 and RMB94,952 for the years ended December 31, 2018, 2019 and 2020, respectively)	(74,050)	(212,197)	(734,450)	(112,559)
General and administrative expenses (including share-based compensation expenses of RMB4,423, RMB21,770 and RMB59,033 for the years ended December 31, 2018, 2019 and 2020, respectively)	(39,831)	(110,106)	(566,565)	(86,830)

Total operating expenses	(235,399)	(1,363,209)	(7,117,229)	(1,090,763)

Income (loss) from operations	19,154	215,734	(1,755,033)	(268,970)

Interest income	2,193	8,861	3,372	517
Realized gains from investments	—	11,395	70,403	10,790
Other income	495	6,462	269,657	41,327
Other expenses	(445)	(213)	(16,011)	(2,454)

Income (loss) before provision for income tax and share of results of equity investees	21,397	242,239	(1,427,612)	(218,790)

Income tax (expenses) benefits	(2,616)	(16,957)	34,619	5,306
Share of results of equity investees	869	1,348	63	10

Net income (loss)	19,650	226,630	(1,392,930)	(213,474)

Less: Series A convertible redeemable preferred shares redemption value accretion	38,930	16,772	—	—
Less: Undistributed earnings allocated to the participating preferred shares	—	21,698	—	—
Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(19,280)	188,160	(1,392,930)	(213,474)

Net (loss) income per ordinary share
Basic	(0.21)	1.42	(8.72)	(1.34)
Diluted	(0.21)	1.35	(8.72)	(1.34)
Net (loss) income per ADS
Basic	(0.14)	0.95	(5.81)	(0.89)
Diluted	(0.14)	0.90	(5.81)	(0.89)

Weighted average shares used in net (loss) income per share
Basic	92,224,998	132,400,941	159,725,779	159,725,779
Diluted	92,224,998	139,477,898	159,725,779	159,725,779

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net income (loss)	19,650	226,630	(1,392,930)	(213,474)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	10	9,219	(74,562)	(11,427)
Unrealized gains on available-for-sale investments (net of tax effect of nil, nil and 9,867 for the years ended December 31, 2018, 2019 and 2020, respectively)	231	18,839	67,231	10,304
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of nil, nil and 9,654 for the years ended December 31, 2018, 2019 and 2020, respectively)	—	(11,395)	(70,403)	(10,790)

Total comprehensive income (loss) attributable to GSX Techedu Inc.	19,891	243,293	(1,470,664)	(225,387)

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares	Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total GSX Techedu Inc. shareholders’ (deficit) equity

Balance as of January 1, 2018 in RMB	92,224,998	60	—	—	925	—	(480,402)	(479,417)
Net income	—	—	—	—	—	—	19,650	19,650
Share-based compensation	—	—	—	5,917	—	—	—	5,917
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(5,917)	—	—	(33,013)	(38,930)
Foreign currency translation adjustments	—	—	—	—	10	—	—	10
Unrealized gains on available-for-sale investments	—	—	—	—	231	—	—	231

Balance as of December 31, 2018 in RMB	92,224,998	60	—	—	1,166	—	(493,765)	(492,539)

Net income	—	—	—	—	—	—	226,630	226,630
Transfer to statutory reserves	—	—	—	—	—	6,921	(6,921)	—
Issuance of ordinary shares upon initial public offering and exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,791)	13,688,000	9	—	1,366,851	—	—	—	1,366,860
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(11,007)	—	—	(5,765)	(16,772)
Conversion of convertible redeemable Preferred shares	35,625,002	25	—	482,809	—	—	—	482,834
Repurchase of ordinary shares	(418,298)	—	(86,739)	—	—	—	—	(86,739)
Share-based compensation	—	—	—	60,237	—	—	—	60,237
Option exercised	17,977,348	12	—	169	—	—	—	181
Foreign currency translation adjustments	—	—	—	—	9,219	—	—	9,219
Unrealized gains on available-for-sale investments	—	—	—	—	18,839	—	—	18,839
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(11,395)	—	—	(11,395)

Balance as of December 31, 2019 in RMB	159,097,050	106	(86,739)	1,899,059	17,829	6,921	(279,821)	1,557,355

Net loss	—	—	—	—	—	—	(1,392,930)	(1,392,930)
Transfer to statutory reserves	—	—	—	—	—	33,459	(33,459)	—
Issuance of ordinary shares through private placement	10,611,072	7	—	5,687,244	—	—	—	5,687,251
Repurchase of ordinary shares	(754,244)	—	(282,543)	—	—	—	—	(282,543)
Share-based compensation	—	—	—	238,446	—	—	—	238,446
Option exercised and restricted stock units vested	807,184	—	229,710	(229,700)	—	—	—	10
Foreign currency translation adjustments	—	—	—	—	(74,562)	—	—	(74,562)
Unrealized gains on available-for-sale investments	—	—	—	—	67,231	—	—	67,231
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(70,403)	—	—	(70,403)

Balance as of December 31, 2020 in RMB	169,761,062	113	(139,572)	7,595,049	(59,905)	40,380	(1,706,210)	5,729,855

Balance as of December 31, 2020 in USD (Note 2)	169,761,062	17	(21,390)	1,163,992	(9,181)	6,189	(261,488)	878,139

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	19,650	226,630	(1,392,930)	(213,474)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, equipment and software	4,043	11,919	55,751	8,544
Amortization of intangible assets and land use rights	173	137	1,461	224
Gain from remeasuring fair value of previously held equity interests upon business acquisition	(86)	—	—	—
Share of results of equity investees	(869)	(1,348)	(63)	(10)
Realized gains from investments	—	(11,395)	(70,403)	(10,790)
Loss (gain) on disposal of property, equipment and software	108	(175)	3,145	482
Share-based compensation	5,917	60,237	238,446	36,543
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	8,440	357,203	1,508,939	231,254
Deferred revenue	222,928	1,065,595	1,384,403	212,169
Prepaid expenses and other current assets	(20,973)	(204,648)	(479,985)	(73,561)
Income tax payable	—	16,093	(11,439)	(1,753)
Amount due from related parties	1,287	710	—	—
Other assets	(1,291)	(236,420)	(614,225)	(94,134)
Amount due to related parties	(74)	—	—	—
Deferred tax assets	2,659	550	(17,608)	(2,699)
Deferred tax liabilities	(43)	(34)	(2,219)	(340)

Net cash generated from operating activities	241,869	1,285,054	603,273	92,455

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(422,760)	(8,727,762)	(17,394,632)	(2,665,845)
Proceeds from maturity of short-term investments	232,950	7,393,386	11,689,198	1,791,448
Purchase of property, equipment, software and intangible asset s	(12,134)	(61,267)	(284,072)	(43,535)
Payment for asset acquisition	—	—	(74,309)	(11,388)
Purchase of long-term investments	—	(1,109,180)	—	—
Proceeds from maturity of long-term investments	—	—	501,733	76,894
Proceeds from capital return related to equity method investments	3,185	—	1,300	199
Acquisition of businesses	37	—	(35,529)	(5,445)
Disposal of property, equipment and software	2	257	7	1

Net cash used in investing activities	(198,720)	(2,504,566)	(5,596,304)	(857,671)

GSX TECHEDU INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,791)	—	1,366,860	—	—
Capital contribution	—	—	36	6
Proceeds from private placement financing	—	—	5,687,251	871,609
Repurchase of ordinary shares	—	(86,739)	(282,543)	(43,302)
Payment for asset acquisition after three months of completion	—	—	(132,184)	(20,258)
Amount borrowed from related parties	960	—	—	—
Repayment to related parties	(30,153)	(34,056)	(460)	(70)

Net cash (used in) generated from financing activities	(29,193)	1,246,065	5,272,100	807,985

Effect of exchange rate changes	9	14,155	2,188	335

Net increase in cash and cash equivalents	13,965	40,708	281,257	43,104
Cash and cash equivalents at beginning of the year	19,294	33,259	73,967	11,336

Cash and cash equivalents at end of the year	33,259	73,967	355,224	54,440
Supplemental schedule of cash flow information
Income taxes paid	—	348	86,348	13,233

Non-cash investing and financing activity
Disposal of subsidiaries	245	—	—	—
Payables for purchase of property, equipment and software	714	15,815	163,408	25,043

The accompanying notes are an integral part of the consolidated financial statements.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
GSX Techedu Inc. was incorporated under the laws of the Cayman Islands in August 2014. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are currently engaged in the business of providing
K-12
tutoring services, foreign language, professional and admission courses in the People’s Republic of China (“PRC”).
Beijing BaiJiaHuLian Technology Co., Ltd (“Beijing BaiJiaHuLian” or “VIE”) was founded in June 2014, as a limited liability company in the PRC, and the name changed to Beijing BaiJia Technology Co., Ltd (“Beijing BaiJia” or “VIE”) in September 2020. Beijing BaiJia and its subsidiaries are primarily engaged in providing online
K-12
tutoring services, foreign language, professional and admission courses in the PRC.
There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIE. On April 28, 2015, BaiJia Technology Group Holdings Limited, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its PRC subsidiary, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), entered into a series of contractual arrangements with Beijing BaiJia, and the shareholders of Beijing BaiJia. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment. Those agreements were amended on March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing BaiJia and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.
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

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The Company’s subsidiaries, VIE and VIE’s major subsidiaries as of December 31, 2020 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	HongKong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang Network Technology Co., Ltd (“Wuhan Yuexuebang”)	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang Network Technology Co., Ltd (“Beijing Yuexuebang”)	Nov 24, 2020	Beijing, China	100%	Education technical services
VIE:
Beijing BaiJia	Jun 4, 2014	Beijing, China	100%	Education services
VIE’s major subsidiaries:
Beijing Genshuixue Technology Co., Ltd. (“Beijing Genshuixue”)	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd. (“ GaoTuYunJi ”)	Jul 18, 2017	Beijing, China	100%	Education services
Shandong Genshuixue Internet Technology Co., Ltd. (“Shandong Genshuixue”)	Jan 17, 2020	Jinan, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd. (“ZhengzhouGaoTu”)	Jan 19, 2020	Zhengzhou, China	100%	Education services
Xi’an GaoTuYunJi Education Technology Co., Ltd. (“Xi’anGaoTu”)	Mar 24, 2020	Xi’an, China	100%	Education services
Wuhan GaoTuYunJi Education Technology Co., Ltd. (“WuhanGaoTu”)	Apr 1, 2020	Wuhan, China	100%	Education services
The English names abov
e
 are for identification purpose only.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

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

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

•	Agreements that provide the Company effective control over Beijing BaiJia:
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
Exclusive Call Option Agreement
Under the exclusive call option agreement among Beijing Lexuebang, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted Beijing Lexuebang a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Beijing Lexuebang’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to Beijing Lexuebang or its designee(s). The VIE and its shareholders covenant that, without Beijing Lexuebang’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve our VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by Beijing Lexuebang at its discretion or the entire equity interests in the VIE have been transferred to Beijing Lexuebang or its designees.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

•	Agreements that provide the Company effective control over Beijing BaiJia:-continued

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

•	Risks in relation to VIE structure
The Company believes that the contractual arrangements with Beijing BaiJia and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•
Beijing BaiJia and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing BaiJia, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•
Beijing BaiJia and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

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
The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing BaiJia and its subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing BaiJia and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing BaiJia.
The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2019 and 2020, the VIE and its subsidiaries accounted for an aggregate of 57.21% and 33.02%, respectively, of the Group’s consolidated total assets, and 97.83% and 83.14% respectively of the Group’s consolidated total liabilities.
The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements:

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

•	Risks in relation to VIE structure-continued

	As of December 31
	2019	2020
	RMB	RMB
Cash and cash equivalents	9,763	20,701
Short-term investments	1,191,664	1,347,750
Prepaid expenses and other current assets	195,448	605,287
Inventory	8,822	48,074

Total current assets	1,405,697	2,021,812

Property, equipment and software, net	76,955	658,592
Intangible assets	100	13,219
Land use right	—	28,983
Long-term investments	143,800	5,356
Deferred tax assets	30,716	48,324
Operating lease right-of-use assets	264,909	660,407
Others	19,692	91,644

Total non-current assets	536,172	1,506,525

Total assets	1,941,869	3,528,337

Accrued expenses and other current liabilities	188,975	623,002
Deferred revenue, current portion	1,331,962	2,724,614
Current portion of operating lease liabilities	59,982	125,986
Income tax payable	16,093	4,654
Amounts due to related parties	460	—

Total current liabilities	1,597,472	3,478,256

Deferred revenue, non-current portion	5,674	9,125
Deferred tax liabilities	25	78,697
Non-current portion of operating lease liabilitie s	194,228	527,692
Other payables	—	26,580

Total non-current liabilities	199,927	642,094

Total liabilities	1,797,399	4,120,350

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements-continued

•	Risks in relation to VIE structure—continued

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	397,306	2,114,855	7,124,744
Net income	66,934	211,799	2,406,144
Net cash generated from operating activities	239,307	1,238,366	3,945,706
Net cash used in investing activities	(195,193)	(1,172,967)	(305,448)
Net cash used in financing activities	(31,040)	(87,239)	(132,644)

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
Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, useful lives of property, equipment and software, impairment assessment of long-lived assets, fair value assessment of available-for-sale
debt investments, purchase price allocation for business acquisition, valuation of share-based compensation, valuation of ordinary shares and preferred share. Actual results may differ materially from those estimates.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Principles of consolidation
The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.
Fair value
Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would tran
s
act and considers assumptions that market participants would use when pricing the asset or liability.
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
Financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, long-term investments accounted for available-for-sale debt investments, receivables from third party payment platform, amounts due to related parties and other liabilities.
As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, held-to
maturities investments, receivables from third party payment platform, amounts due to related parties and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.
Available-for-sales
investments are recorded at fair value as of December 31, 2019 and 2020.
Foreign currency translation and transactions
The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is RMB.
Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.
Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Convenience translation
The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), change in shareholders’ (deficit) equity and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.5250 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.
Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.
Debt securities investments
As of December 31, 2019 and 2020, the Group’s debt securities include held-to-maturity
and
available-for-sale
investments.
Held-to-maturity investments
Investments are classified as
held-to-maturity
when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The amortized cost and carrying amount of held-to-maturity
securities were
RMB
145,110

and RMB
603,775

as of December 31, 2019 and 2020, respectively and were recorded as short-term investments as their maturities are less than twelve months.
The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimate loss rate. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The allowance for credit losses was nil for the year ended December 31, 2020.
Available-for-sale investments
Debt securities investments that do not meet the criteria of held-to-maturity
or trading securities are classified as
available-for-sale
investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income
 (loss)
. Realized gains or losses on the sale of these securities are recognized in the consolidated statements of operations. As of December 31, 2019 and 2020, the balances of available-for-sale
debt investments that were recorded as short-term investments amounted to RMB1,328,342 and RMB6,727,493, respectively. As of December 31, 2019 and 2020, the balances of available-for-sale
debt investments that were recorded as long-term investments amounted to RMB1,181,693 and RMB525,373, respectively as their maturities are more than twelve months.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property, equipment and software, net
Property, equipment and software are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Furniture and office equipment	5 years
Software	2-10 years
Building	37 years
Leasehold improvement	Shorter of the lease term or estimated economic life
Construction in progress is stated at cost, which includes the cost of construction and other directly attributable costs. No provision for depreciation is made on construction in progress until the relevant assets are completed and ready for their intended use.
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of operations
.
Business combinations
Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.
Land use rights
All land in the PRC is owned by the PRC government, which, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Land use rights are recorded at cost and amortized on a straight line basis over the term of the land certificates.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. As part of the annual goodwill impairment test, the Group first performs a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test is performed to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value.
The Group did not record any impairment losses on its goodwill during the years ended December 31, 2018, 2019 and 2020.
Intangible assets
Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives of intangible assets are as follows:

Category	Estimated useful life
Student base	1.5-2 years
Trademark	3-10 years
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31,
 20
18,
 2019 and 2020.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Equity method investments
Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance
common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%
.

O
ther factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.
Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.
The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investments for the years ended December 31, 2018, 2019 and 2020.
Revenue recognition
The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, in accordance with ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”). The Group’s revenue is reported net of discount, value added tax and related surcharges.
Disaggregation of revenue
For the years ended December 31, 2018, 2019 and 2020, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Online tutoring services	362,622	2,084,803	7,109,255
- K-12 courses	290,890	1,706,538	6,237,399
- Foreign language, professional and admission courses	71,732	378,265	871,856
Other services	34,684	30,052	15,489

Total net revenues	397,306	2,114,855	7,124,744

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition-continued

The primary sources of the Group’s revenues are as follows:
(1) Online tutoring services
The Group offers various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through its diverse offerings of
K-12
tutoring, foreign language, professional and admission courses. The Group’s live interactive tutoring services consists of several components, including online live broadcasting classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, the Group has determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.
Once the live interactive tutoring services is complete, the Group also offers the customer a content playback service. In the content playback service, the customer has unlimited access to online pre-recorded
audio-video courses for a specified period ranging from one to three years. No other interactions or activities are provided during the playback period. For contracts that provide both the live interactive tutoring service and the content playback service, the Group determined that the live interactive tutoring service and content playback service are two separate performance obligations, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued
(1) Online tutoring services - continued

In some promotion activities, the Group grants sales incentives, including cash coupon and free class, to students who make qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment, or select to enroll in a new course free of charge, prior to the incentive’s expiration. The cash coupon and free class will expire in no more than eight months. The Group determined the cash coupon and/or free course granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon or free class is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem the cash coupon or take the free class offered before the expiration of the sales incentive. Therefore, the Group expects to be entitled to a breakage amount in deferred revenue related to the incentives. The Group estimates the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
There was no impairment of contract cost assets recognized during the year end
e
d December 31, 2018, 2019 and 2020.
As of December 31, 2019 and 2020, the balance of contract cost was RMB64,805 and RMB77,668. For the years ended December 31, 2018, 2019 and 2020, the Group recognized amortization of RMBnil, RMB156,710 and RMB185,787 as “Selling expenses” in its consolidated statement of operations.

Contract and refund liabilities
The following table provides information about the Group’s contract liabilities and refund liability arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	Year ended December 31,
	2019	2020
	RMB	RMB

Deferred revenue, current	1,331,962	2,724,614
Deferred revenue, non-current	5,674	9,125

	1,337,636	2,733,739

Refund liability	54,567	120,709

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Contract and refund liabilities-continued

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2019 and 2020 that was included in the deferred revenue balance at January 1, 2019 and January 1, 2020 amounted to RMB259,384 and RMB1,297,088, respectively.
Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.
The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB2,733,739. The Group expects to recognize revenue of RMB2,724,614 and RMB6,708 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB2,417 recognized thereafter.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues
Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space, depreciation and amortization of properties and equipment, teaching materials and bandwidth costs. The instructors consist of both full-time instructors and part-time instructors. Full-time instructors’ compensation primarily consists of base salary, as well as teaching fees based on hourly rates and attendance of students in connection with courses delivered. The compensation of part-time instructors is calculated as a fixed percentage of the tuition fees of the courses delivered by the instructors, and is accrued as courses are delivered. The compensation of tutors consists of base salary and performance-based compensations, which is determined based on student retention and exercise completion. Specifically, if an existing student of a tutor enrolls in a new course, a bonus is paid to the tutor which is calculated as a percentage of the tuition of the new course. Tutors also receive a fixed payment for each exercise marking performed. The Group accrues on a monthly basis for the cost of tutor which includes basic salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated using the expected tuition collected for the retention courses, multiplied by the estimated retention rate and the bonus percentage.
Government subsidies
The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2018, 2019 and 2020, RMB400, RMB310 and RMB6,941 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.
Value added taxes
The Group’s educational services and non-educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer
entities or at the rate of 6% for
general-VAT-payer
entities in accordance with Tax rule.
Since January 2020, in accordance with Cai Shui [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the
fiscal year of 2020. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period is further extended to March 31,2021. As a result, the Group’s educational services were not subject to any VAT from January 1, 2020 to March 31, 2021, and the Group’s small-scale-VAT-payer entities are subject to preferential VAT rate of 1% from March 1, 2020 to December 31, 2021. The VAT exemption is accounted for in a similar manner as government subsidies. For the year ended December 31, 2020,
RMB256,378
value added tax exemption was recognized as other income in the Group’s consolidated statement of operations.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments and the unrealized gains and losses on available-for-sale
debt investments of the Group. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases
The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. Upon adoption of Topic 842, the Group recognized right-of-use assets and corresponding lease liabilities on the consolidated balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid rent.
The Group leases administrative office spaces in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheets at the lease commencement. As the rate implicit in the lease is not readily determinable, the Group estimate
s
it’s incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to nine years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net (loss) income per share
Basic (loss) income per ordinary share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted
basis. Accordingly, the Group used the
two-class
method of computing net (loss) income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the holders of ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.
Diluted (loss) income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares and share options, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted
method; the effect of the share options is computed using the treasury stock method.
Significant risks and uncertainties
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB11,677 and RMB151,009 as of December 31, 2019 and 2020, respectively.
Concentration risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and receivables from third party payment platform. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC.
There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2018, 2019 and 2020.
Reclassification
Certain prior period amount recorded in prepaid expenses and other current assets have been reclassified to inventory to conform to the current period presentation and had no effect on previously reported consolidated net income (loss) or accumulated deficit.

F-
30

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU
2016-13
was updated with ASU
2019-04,
which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU
2019-04
provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU
2016-13,
the amendments in ASU
2019-04
related to ASU
2016-13
are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU
2019-04
in any interim period after its issuance if the entity has adopted ASU
2016-13
.
The Group adopted ASU 2016-13 on January 1, 2020 using the modified retrospective transition approach, without adjusting the comparative periods presented. The adoption of Topic 326 did not have a material impact on the Group’s consolidated financial statements.
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
The Group adopted ASU 2018-17 on January 1, 2020 using a retrospective approach. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.
In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017.
The Group adopted this update on January 1, 2020 prospectively. The adoption of this guidance did not have a material impact on the consolidated financial statements.

F-
31

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3.	BUSINESS ACQUISITION
In December 2020, the Group acquired 100% equity interest of Tianjin Puxin

Online School Education Technology Co., Ltd. (“Tianjin Puxin”), a
K-12
education institution,
for a total cash consideration of RMB37,399, in which RMB35,529 had been paid based on the agr
e
ement in December 2020. The intangible assets and goodwill acquired from the acquisition were RMB13,700 and RMB43,300, respectively. The Group acquired Tianjin Puxin to further expand its online education student base. Tianjin Puxin after acquisition constituted less than

0.05% and 0.15%

of revenue and total assets of the consolidated financial statement during and as of the year ended December 31, 2020 and the results of operations attributable to Tianjin Puxin and pro forma adjustment for Tianjin Puxin have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2019 and 2020.
The acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as below:

	2020	Amortization period
	RMB
Other current assets	123
Intangible assets :
Trademark	1,300	3 years
Student base	12,400	2 years
Goodwill	43,300
Deferred revenue	(11,700)
Other current liabilities	(457)
Deferred tax liabilities	(7,567)

	37,399

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, which is comprised of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.
The following summarized unaudited pro forma results of operations for the years ended December 31, 2019 and December 31, 2020 assuming that the acquisition during the year ended December 31, 2020 occurred as of January 1, 2019. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2019, nor is it indicative of future operating results.

	For the years ended December 31,
	2019	2020
	RMB	RMB
	(Unaudited)	(Unaudited)
Pro forma net revenues	2,127,834	7,231,144
Pro forma net income (loss)	177,761	(1,477,022)

4.	ASSETS ACQUISITION
In December 2019, the Group entered into a purchase agreement with Zhengzhou Kaitong Technology and Trading Co., Ltd (“Zhengzhou Kaitong”). The purpose of the acquisition is to acquire the commercial real estate owned by Zhengzhou Kaitong which includes two completed office buildings and one office building in construction. The Group plans to use these premises for business operating purposes.
In January 2020, the Group completed the acquisition of the real estate for an aggregate consideration of RMB333,809, which consisted of cash consideration amounting RMB228,089 and liability amounting RMB105,720. As of December 31, 2020, the Group had a future obligations related to
the purchase amount
ing
 to RMB127,316
,
a
mong which RMB26,580 was recognized as long-term payables as the Group does not expect the payment to be completed within one year of the acquisition based on the agreement.

F-
32

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31
	2019	2020
	RMB	RMB
Prepaid VAT and income tax (1)	—	312,003
Prepaid other service fees (2)	112,939	264,877
Contract cost (3)	64,805	77,668
Receivables from broker (4)	43,993	47,634
Receivables from third party payment platform (5)	26,570	11,596
Staff advance	3,809	5,813
Others	544	3,091

	252,660	722,682

(1)	Prepaid VAT and income tax consist of (a) VAT input that is expected to offset with VAT output tax or to be transferred out and (b) the prepayment of income tax.
(2)
Prepaid other service fees consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.

(3)	Contract cost mainly includes sales commissions to sales personnel and third-party agents which the Group started in July 2019 as described in Note 2.
(4)
Amount represents receivable from broker related to employee’s stock option exercises in connection with employees’ tax obligations. In 2019 and 2020, certain employees exercised their stock options for which the Company paid the relevant employee’s tax obligations on their behalf to the appropriate taxing authorities. To settle the employees’ obligations with the Company, the Company’s broker withheld some of the employees’ shares and subsequently sold them in the open market at fair value. The receivable represents the cash to be received from the broker related to the above transaction.

(5)
Receivables from third party payment platform consist of cash that has been received from course participants but held by the third-party payment platform. The Group subsequently collected the full balance from the third-party payment platform.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Electronic equipment	60,778	214,235
Building	—	189,965
Leasehold improvement	21,851	80,705
Furniture and office equipment	6,632	21,180
Software	2,043	7,183
Construction in progress	15,130	268,515

	106,434	781,783
Less: Accumulated depreciation	(24,574)	(77,445)

	81,860	704,338

Depreciation expenses were RMB4,043, RMB11,919 and RMB55,751 for the years ended December 31, 2018, 2019 and 2020, respectively.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

7.	LAND USE RIGHTS
Land use rights consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Land use rights	—	29,788
Less: Accumulated amortization	—	(805)

	—	28,983

Amortization expenses for land use right were nil, nil and RMB805 for the years ended December 31, 2018, 2019 and 2020, respectively.

Future amortization expense is RMB805 per year for each of the next five years through December 31, 2025 and thereafter.

8.	LONG-TERM INVESTMENTS

	As of December 31,
	2019	2020
	RMB	RMB
Equity method investments (1)	6,593	5,356
Available-for-sale debt investments (2)	1,181,693	525,373

	1,188,286	530,729

(1)
The Group holds less than 40%
 equity interests in several third-party private companies through investments in their
 common shares or in-substance common share. The Group accounts for the investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. The Group recorded its shares of income in these investments of

RMB869, RMB1,348 and RMB63 for the year
s
ended December 31, 2018, 2019 and 2020 respectively.

(2)	Long-term available-for-sale debt investments are reported at fair value. Please refer to debt securities investments described in Note 2.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 were presented as follow:

	As of December 31,
	2019	2020
	RMB	RMB
Beginning balance	331	331
Addition (1)	—	43,300
Accumulated impairment loss	—	—

Goodwill, net	331	43,631

(1)	Represent the goodwill in the acquisition of Tianjin Puxin in December 2020, which was described as Note 3.
The Group conducted goodwill impairment assessment at the end of each reporting year or more frequently if there are changes indicate that it may be impaired. The Group recorded no goodwill impairment losses for the year
s
ended December 31, 2019 and 2020.

10.	INTANGIBLE ASSETS
The intangible assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Student base	110	12,510
Trademark	300	1,675

Total	410	14,185
Less: Accumulated amortization	(310)	(966)

	100	13,219

The Group recognized amortization expense of RMB173, RMB137 and RMB656 for the year
s
ended
December 31 2018, 2019 and 2020, respectively. As of December 31, 2020, the Group expects to recognize amortization expenses of RMB6,641, RMB6,124, RMB405, RMB8 and RMB8 for the next five years, respectively, and RMB33 thereafter.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Salary and welfare payable	127,032	507,867
Accrued marketing expense	—	366,426
Refund liability (1)	54,567	120,709
Other accrued expense	26,163	118,002
Payable for investments and acquisitions	—	102,606
Other tax payable	10,700	93,902
Others	6,869	4,441
Payable to third-parties	3,422	1,549

	228,753	1,315,502

(1)	Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.

F-3
7

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT
Measured at fair value on a recurring basis
As of December 31, 2019 and 2020,
available-for-sale
investments recorded in short-term and long-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair value measurement as of December 31, 2020
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	104,259	6,623,234	—	6,727,493
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	525,373	—	525,373

Total	104,259	7,148,607	—	7,252,866

	Fair value measurement as of December 31, 2019
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	—	1,328,342	—	1,328,342
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	1,181,693	—	1,181,693

Total	—	2,510,035	—	2,510,035

F-3
8

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

The Group’s
available-for-sale
debt investments as of December 31, 2019 and 2020 mainly consists of wealth management products purchased from banks. The Group values these wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

As of December 31, 2020, the Group also invested wealth management products in active market and valued these wealth management products with quoted price, and accordingly the Group classified these assets as Level 1.
A summary of
available-for-sale
investments during the years ended December 31, 2019 and 2020 is presented as below:

	As of December 31, 2020
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	6,726,150	1,343	—	—	6,727,493
Long-term investments:
Available-for-sale debt investments
- Wealth management products	522,000	3,373	—	—	525,373

Total	7,248,150	4,716	—	—	7,252,866

	As of December 31, 2019
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	1,321,090	7,252	—	—	1,328,342
Long-term investments:
Available-for-sale debt investments
- Wealth management products	1,181,270	423	—	—	1,181,693

Total	2,502,360	7,675	—	—	2,510,035

As of December 31, 2020, the fair value of
available-for-sale
investments by contractual maturity was RMB6,727,493 within one year, RMB525,373 within two to three years.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12.	FAIR VALUE MEASUREMENT - continued

Measured at fair value on a
non-recurring
basis
The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessment.

13.	SHARE-BASED COMPENSATION
Share options
During the years ended
December 31,
 2018 a
nd
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

	As of December 31,
Grant date	2018	2019	2020
Risk-free interest rate	3.42%-3.78%	3.20%	—
Volatility	53.40%-56.20%	54.60%	—
Dividend yield	—	—	—
Exercise multiples	2.2	2.2-2.8	—
Life of options (in years)	10	10	—
Fair value of underlying ordinary shares	4.5-12.7	72.1	—

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.	SHARE-BASED COMPENSATION - continued

Share options-continued

Risk-free interest rate
Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.
Volatilit
y
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

F-4
1

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.	SHARE-BASED COMPENSATION - continued

Share options-continued

A summary of options activities during the year ended December 31, 2020 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2020	8,473,127	0.01	23.96	8.62	1,934,139

Granted	—	—	—
Exercised	622,263	0.01	29.31

Options outstanding at December 31, 2020	7,850,864	0.01	23.53	7.61	3,973,335

Options vested and expected to vest as of December 31, 2020	7,850,864	0.01	23.53	7.61	3,973,335

Options exercisable as of December 31, 2020	749,377	0.01	7.17	6.65	379,261

The total fair value of options vested during the year ended December 31, 2019 and 2020 were RMB14,948 and RMB21,081, respectively.
During the year ended December 31, 2020, the Company didn’t grant any
options to certain employees. The Company recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.
As of December 31, 2020, there was RMB110,586 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 7.61 years.

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.	SHARE-BASED COMPENSATION - continued

Restricted Stock Units
During year ended December 31, 2020, the Company granted 1,717,143 restricted stock units (“RSUs”) to employees at an exercise price of nil per share. The vesting period of these RSUs rang ed
 from 1 to 4 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested
RSUs. In the event that the employment with the Company is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested
RSUs will be repurchased by the Company at no cost.
The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Company’s ordinary shares on the grant date which were RMB672,010 during the year ended December 31, 2020. The fair value of the Company’s ordinary shares is determined based on the closing market price of the shares after the completion of initial public offering in June 2019.
As of December 31, 2020, there was RMB580,433 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 3.24 years. The weighted average granted fair value of the RSUs granted during the year ended December 31, 2020 w as
 RMB391.35 per RSU.
A summary of the RSUs activity during the year ended December 31, 2020 is presented below:

RSUs
Unvested balance at January 1, 2020	767,060
Granted	1,717,143
Vested	184,921

Unvested balance at December 31, 2020	2,299,282

The Group recognized RMB5,917, RMB60,237 and RMB238,446 of compensation expenses for all options and RSUs granted for the years ended December 31, 2018, 2019 and 2020, respectively.

F-4
3

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Redemption
At any time after the earlier of (i) termination of Mr. Larry Xiangdong Chen’s full-time empl
o
yment relationship with the Group prior to a Qualified Initial Public Offering (“QIPO”), (ii) termination of the full-time employment relationship of any two of the founders (other than Mr. Larry Xiangdong Chen) with the Group prior to a QIPO, (iii) June 30, 2018, if the company has not consummated a QIPO due to the reason that the Founders of the Company disapprove or otherwise fail to approve a QIPO whilst the Company has satisfied, or is reasonably expected to satisfy the requirements necessary to consummate a QIPO, (iv) June 30, 2018, if the company has not consummated a QIPO due to any other reasons (other than the reason set forth in the Situation (iii)), (v) the failure by the Series A Preferred Shares holders to conduct the inspection contemplated for reasons attributable to the Seller Parties, or (vi) any material breach by the Group, the founders or the BVI companies of any representatives, warranties or covenants, the Company or the CEO shall redeem all or portion of respective outstanding Series A Preferred Shares within two months after the Company or the founders receive the redemption notice.
The redemption price shall be a return at a specified rate per annum single annually from the original issue date to the date on which the applicable redemption amount is paid in full. A specified rate might be (a) 20% if the redemption is initiated pursuant to Situation(i); (b) 10% if the redemption is initiated pursuant to Situation (ii); (c) 15% if the redemption is initiated pursuant to Situation (iii); (d) 12% if the Redemption is initiated pursuant to Situation (iv)-(vi), as applicable. There was no convertible redeemable preferred shares as of December 31, 2019 and 2020.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES-continued

Modification of preferred shares
In March 15, 2019, the Company and the Series A Preferred Share investors agreed to (i) extend the original redemption date of the Series A Preferred Shares from June 30, 2018 to June 30, 2020, (ii) removed the termination of the full-time employment relationship of any two of the founders of the Group prior to a Qualified Initial Public Offering (“QIPO”) as a redemption triggering event and (iii) changed the liquidation preference to include an automatic termination once a QIPO occurs. As this transaction represented a modification as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of the Series A Preferred Share at the modification date resulting from the changes described and concluded that the increase was insignificant.
The change in the balance of Series A Preferred Shares included in mezzanine equity for the years ended December 31, 2018, 2019 and 2020 are as follows:

Series A
Preferred Shares
RMB
Balance as of January 1, 2018	427,130
Accretion of Series A Preferred Shares	38,930

Balance as of January 1, 2019	466,060
Accretion of Series A Preferred Shares	16,772
Conversion to ordinary shares	(482,832)

Balance as of December 31, 20 19	—

The Group recognizes changes in the redemption val
u
e ratably over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in
capital until additional
paid-in
capital is reduced to zero. Once
paid-in
capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.
Upon the completion of the initial public offering, all of the Company’s Series A Preferred Share were converted into 35,625,002 ordinary shares on an one-to-one
basis.

F-4
5

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15.	ORDINARY SHARES
In June 2019, the Company completed its initial public offering and issued 20,532,000 ADSs (representing 13,688,000 Class A ordinary shares). The net proceeds raised from initial public offering and from exercising the over -allotment option by the underwriters were RMB1,366,860, net of issuance cost of RMB31,791. Upon the completion of the initial public offering, the ordinary shares of the Company are classified as Class A and Class B. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Upon the completion of initial public offering, 157,138,000 ordinary shares outstanding then were designated to 83,832,712 Class A ordinary shares and 73,305,288 Class B ordinary shares, respectively.
In November 2019, the Company completed a registered
follow-on
public offering of secondary shares. The Company did not receive any proceeds from the offering.
Shares issued to employees upon exercising their stock options is net of the tax withholding requirements paid on behalf of the employees. During the year ended December 31, 2019, the Company withheld 418,298 ordinary shares to satisfy its employees’ tax obligations amounting to RMB86,739 (
US
D
12,459). The Company paid this amount in cash to the appropriate taxing authorities. They are treated as common stock repurchases for accounting and disclosure purposes as they reduce the number of shares.
In May 2020, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US
D
150,000

worth of its shares. In May 2020, the Company repurchased 1,131,366 ADSs (representing

754,244 Class A ordinary shares
)

for
RMB
282,543.
During the year ended December 31, 2020, 807,184
shares of treasury stock were reissued in connection with the exercise of options and the vesting of
RSUs.
In December 2020, the Company entered into a subscription agreement with certain investors (the “Purchasers”), pursuant to which the Company issued 10,611,072 Class A ordinary shares to the Purchasers in a private placement for an
aggregate proceeds

of
RM
B
5,687,251
,

representing the fair value of the
s
hares
i
ssued. The proceeds were received in December 2020. A member of the management of the Company purchased

2,455,800 of
C
lass A ordinary shares for a total
payment
of RMB1,315,919.

F-4
6

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16.	INCOME TAXES
The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in 2017 and during the first three months of 2018. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2,000 of assessable profit and 16.5% for profit exceeding HKD2,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2019 and 2020.
The Company’s subsidiary, the VIE and the VIE’s subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008 with the following exceptions.
Beijing BaiJia qualified as a High and New Technology Enterprise from 2017 through 202
2
 and accordingly was entitled to the 15% preferential tax rate during the period.
GaoTuYunJi qualified as a High and New Technology Enterprise during the year ended December 31, 2019 and accordingly was entitled to a 15% preferential tax rate from 2019 to 2021.
Beijing Lexuebang also qualified as a High and New Technology Enterprise during the year ended December 31, 2019. Furthermore, Beijing Lexuebang obtained the Software Enterprise Certificate
and
adopted the exemption from EIT for years 2019 and 2020, and

12.5
% from 2021 to 2023.
Wuhan Yuexuebang obtained the Software Enterprise Certificate and adopted exemption form EIT for the year 2020 and 2021,
and
12.5% from 2022 to 2024
.

F-4
7

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax (expense) benefits	—	(16,441)	14,578
Deferred tax (expense) benefits	(2,616)	(516)	20,041

	(2,616)	(16,957)	34,619

The principle components of deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Deductible temporary difference related to advertising expenses	51,607	458,991
Net operating loss carrying forwards	19,461	160,919
Tran sfer of intangible assets	—	1,679
Accrued liabilities	—	300

Total deferred tax assets	71,068	621,889
Less: valuation allowance	(40,352)	(573,565)

Deferred tax assets net	30,716	48,324

The movements of valuation allowance for the years end December 31, 2018, 2019 and 2020 are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the period	31,387	42,797	40,352
Acquisitions	—	—	4,987
Additions	11,410	36,138	529,915
Reversal	—	(38,583)	(1,689)

Balance at end of the period	42,797	40,352	573,565

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities
Building and land use right	—	72,447
Intangible assets	25	3,287
Deferred revenue	—	2,750
Unrecognized gains of available-for-sale investments	—	213

Total deferred tax liabilities	25	78,697

F-4
8

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16.	INCOME TAXES-continued

As of December 31, 2020, the Group had net operating loss carried forward of RMB 756,593 from the Company’s PRC entities, which will expire on various dates from December 31, 2021 to December 31, 2030.
The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income (loss) before provision for income taxes and share of results of equity investees	21,397	242,239	(1,427,612)
Income tax (expenses) benefits computed at an applicable tax rate of 25%	(5,349)	(60,560)	356,903
Effect of permanent differences	(4,100)	(11,010)	55,935
Effect of research and development super-deduction	—	38,078	88,881
Effect of preferential tax rate	18,243	10,399	62,404
Effect on tax rates in different tax jurisdictions	—	3,691	(1,278)
Change in valuation allowance	(11,410)	2,445	(528,226)

	(2,616)	(16,957)	34,619

F-
49

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16.	INCOME TAXES - continued

If Beijing BaiJia, GaoTuYunJi, Beijing Lexuebang and Wuhan Yuexuebang did not enjoy income tax preferential tax rates for the years ended December 31, 2018, 2019 and 2020, tax expense would have been increased by RMB18,243, RMB10,399 and RMB62,404, respectively. The decrease in basic net income per ordinary share was RMB0.20 and RMB0.08 for the years ended December 31, 2018 and 2019, and the increase in basic net loss per ordinary share was RMB0.39 for the year ended December 31, 2020. The decrease in diluted net income per ordinary share was RMB0.20 and RMB0.07 for the years ended December 31, 2018 and 2019, and the increase in diluted net loss per ordinary share was RMB0.39 for the year ended December 31, 2020.
The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2020. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.
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

Beijing Lexuebang in a manner that would not be subject to income tax.

17.	NET (LOSS) INCOME PER SHARE
For the years ended December 31, 2018 and part of 2019, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted
basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class
method of computing net (loss) income per share, for ordinary shares, preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

F-
50

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

17.	NET (LOSS) INCOME PER SHARE - continued

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Basic net (loss) income per share calculation
Numerator:
Net income (loss)	19,650	226,630	(1,392,930)
Less: Accretion on Series A Preferred Shares redemption value	38,930	16,772	—
Less: Undistributed earnings allocated to Series A Preferred Shares	—	21,698	—
Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary shares-basic	(19,280)	188,160	(1,392,930)

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares-basic	92,224,998	132,400,941	159,725,779
Net (loss) income per ordinary share attributable to ordinary shareholders-basic	(0.21)	1.42	(8.72)

Diluted net (loss) income per ordinary share calculation
Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary shares-diluted
Denominator:
Weighted average ordinary shares basic outstanding	92,224,998	132,400,941	159,725,779
Effect of potentially diluted stock options	—	6,998,647	—
Effect of potentially diluted RSUs	—	78,310	—
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares-diluted	92,224,998	139,477,898	159,725,779

Net (loss) income per ordinary share attributable to ordinary shareholders-diluted	(0.21)	1.35	(8.72)

Note:
For the years ended December 31, 2018, 2019 and 2020, the following shares, share options or RSUs outstanding were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	For the year ended December 31,
	2018	2019	2020
Shares issuable upon exercise of share options	21,892,243	—	—
Shares issuable upon conversion of Series A Preferred Shares	35,625,002	—	—
Shares issuable upon conversion of RSUs	—	512,847	64,576

F-5
1

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1 8 .	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB35,738, RMB67,462 and RMB216,551 for the years ended December 31, 2018, 2019 and 2020, respectively.

19.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Larry Xiangdong Chen	CEO and Chairman of the board of Directors of the Company
Beijing Youlian Global Education Technology Co., Ltd (“Beijing Youlian”) (1)	Equity method investment investee
(1)

Beijing Youlian was dissolved in June
2020.

(2)	The significant balances and transactions between the Group and its related parties were as follows:

(a)	Balance

	December 31,
	2019	2020
	RMB	RMB
Amounts due to:
Mr. Larry Xiangdong Chen	460	—

Total	460	—

The balances with related parties were interest-free, unsecured and repayable on demand.

F-5
2

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

19.	RELATED PARTY TRANSACTION-continued

(b)	Transaction
Other than as disclosed elsewhere in these consolidated financial statements, the Group had the following significant related party transactions:

		Revenue
	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beijing Youlian (1)	4,670	566	—

Total	4,670	566	—

		Expense
	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beijing Youlian (2)	2,052	3,569	1,457

Total	2,052	3,569	1,457

(1)	The Group recognized revenue from providing technical service.
(2)	The Group recognized expense from receiving advertising service provided by Beijing Youlian.

20.	LEASE
Operating leases
The Group’s leases consist of operating leases for administrative office spaces in different cities in the PRC. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease
components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease
components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2020, the Group did not have additional operating leases that have not yet commenced.

F-5
3

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

20.	LEASE-continued

Operating leases-continued

Total operating lease expenses for the year ended December 31, 2019 and 2020 was RMB53,165 and RMB155,287, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations.

	For the year ended December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	64,630	141,942
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	231,146	647,029
Weighted average remaining lease term
Operating leases	4.4	4.6
Weighted average discount rate
Operating leases	5.0%	6.6%
The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

RMB
Year ending December 31,
2021	206,362
2022	217,978
2023	194,381
2024	178,226
2025	99,170
2026 and thereafter	36,950

Less: imputed interest	(136,302)

Total	796,765

F-5
4

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

20.	LEASE-continued

Operating leases-continued

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year
s
ended December 31, 2018, 2019, 2020, total rental expense for all operating leases amounted to RMB13,965, RMB53,165 and RMB155,287, respectively.

21.	COMMITMENTS AND CONTINGENCIES
Capital commitment
The Group had outstanding capital commitments mainly relating to capital expenditures of office space construction and leasehold improvement. As of December 31, 2020, the payment due within one year was RMB67,585 and the payment due thereafter amounted to RMB34,432.
Contingencies
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

22.	SEGMENT INFORMATION
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

GSX TECHEDU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2 3 .	RESTRICTED NET ASSETS
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
Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in
capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in
capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB99,655 and RMB329,344 as of December 31, 2019 and 2020, respectively.

F-5
6