Form 20-F
period 2021-12-31
Gaotu Techedu Inc.
filed 2022-04-26
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-38923

Gaotu Techedu Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5F, Gientech Building, 17 East Zone,
10 Xibeiwang East Road
Haidian District, Beijing 100193
People’s Republic of China
(Address of principal executive offices)

Nan Shen, Chief Financial Officer
E-mail: shennan@gaotu.cn
5F, Gientech Building, 17 East Zone,
10 Xibeiwang East Road
Haidian District, Beijing 100193
People’s Republic of China
Telephone: +86 10 8282-6826
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, every three representing two Class A ordinary shares, par value US$0.0001 per share	GOTU	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange
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

As of December 31, 2021, there were 171,337,528 ordinary shares outstanding, being the sum of 98,032,240 Class A ordinary shares and 73,305,288 Class B ordinary shares.

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

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
•
“Beijing Yuexuebang” are to Beijing Yuexuebang Network Technology Co., Ltd.
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
•
“Gaotu,” “we,” “us,” “our company” and “our” are to Gaotu Techedu Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and combined and consolidated financial information, the VIE and its subsidiaries;
•
“NYSE” are to the New York Stock Exchange;
•
“paid courses” are to our courses that are charged not less than RMB99.00 per course in fees;
•
“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;
•
“RMB” and “Renminbi” are to the legal currency of China;
•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
•
“VIE” or “Beijing Gaotu” are to Gaotu Education Technology Co., Ltd., formerly known as Beijing BaiJia Technology Co., Ltd., or Beijing BaiJia Hulian Technology Co., Ltd.;
•
“Wuhan Yuexuebang” are to Wuhan Yuexuebang Network Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.3726 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021.

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

•
relevant government policies and regulations relating to our industry;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Gaotu Techedu Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with its VIE and its subsidiaries based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 100% of our total revenues for the year ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Our subsidiaries, the VIE and its shareholders have entered into a series of contractual agreements. These contractual arrangements enable us to:

•
receive the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our subsidiaries;
•
exercise effective control over the VIE; and
•
hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive management services and business cooperation agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810,Consolidation. Accordingly, we treat VIE as a consolidated entity under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. The necessary licenses to conduct business in China are held by the VIE. All of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. Gaotu Techedu Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and VIE that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our PRC Operations

We face various legal and operational risks and uncertainties associated with being based in or having our operations in China and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States exchange. In addition, since our auditor is headquartered in China mainland, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment or cause it to become worthless. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China mainland, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed in the United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, Gaotu Techedu Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our PRC subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company provided loans of RMB0.7 million, RMB195.8 million and RMB6,248.2 million (US$980.5 million), respectively, to our subsidiaries, and received repayments of RMB108.3 million, nil and RMB706.9 million (US$110.9 million), respectively. For the years ended December 31, 2019, 2020 and 2021, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Pursuant to the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang, Wuhan Yuexuebang, and Beijing Yuexuebang (collectively the “WFOEs”) and the VIE and its shareholders, the amount of service fee and payment method should be determined by the WFOEs in its sole discretion. According to this agreement, considering the future operating and cashflow needs of the VIE, for the years ended December 31, 2019, 2020 and 2021, the WFOEs agreed not to charge any service fees from the VIE. As a result, no payments were made by the VIE under this agreement. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on our evaluation of their working capital needs, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Gaotu Techedu Inc., the direct parent company of the WFOEs, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, BaiJiaHuLian HK Holdings Limited, which directly owns Beijing Lexuebang, is incorporated in Hong Kong. However, if BaiJiaHuLian HK Holdings Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, and such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2) Under the terms of VIE agreements, our PRC subsidiaries may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIE files income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.

(3) Certain of our subsidiaries and VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4) The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the PRC subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Furthermore, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the China Securities Regulatory Commission, or the CSRC, issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, both for public comments, pursuant to which we, our PRC subsidiaries and the VIE may be required to file with the CSRC in connection with any follow-on offering and other equivalent offering activities, and the occurrence of certain material events. If we fail to complete the filing procedures for any follow-on offering and other equivalent offering activities and the occurrence of certain material events, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, the Cyberspace Administration of China, or the CAC, revised the Cybersecurity Review Measures, or the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing” and “—Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

A. [Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the year ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, and selected consolidated cash flows data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and its subsidiaries and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	97,580	397,306	2,114,855	7,124,744	6,561,747	1,029,681
Cost of revenues(1)	(25,023)	(142,753)	(535,912)	(1,762,548)	(2,397,604)	(376,236)
Gross profit	72,557	254,553	1,578,943	5,362,196	4,164,143	653,445
Operating expenses
Selling expenses (1)	(75,325)	(121,518)	(1,040,906)	(5,816,214)	(5,129,267)	(804,894)
Research and development expenses (1)	(52,451)	(74,050)	(212,197)	(734,450)	(1,252,877)	(196,604)
General and administrative expenses (1)	(37,208)	(39,831)	(110,106)	(566,565)	(720,253)	(113,023)
Impairment loss on long-lived assets	—	—	—	—	(52,544)	(8,245)
Impairment loss on goodwill	—	—	—	—	(43,300)	(6,795)
Disposal loss on assets	—	—	—	—	(146,245)	(22,949)
Total operating expenses	(164,984)	(235,399)	(1,363,209)	(7,117,229)	(7,344,486)	(1,152,510)
(Loss) income from operations	(92,427)	19,154	215,734	(1,755,033)	(3,180,343)	(499,065)
Interest income	189	2,193	8,861	3,372	31,460	4,937
Realized gains from investments	—	—	11,395	70,403	65,763	10,320
Other income	2,004	495	6,462	269,657	49,469	7,763
Other expenses	(50)	(445)	(213)	(16,011)	(28,563)	(4,482)
Impairment loss on equity method investment	(1,070)	—	—	—	—	—
(Loss) income before provision for income tax and share of results of equity investees	(91,354)	21,397	242,239	(1,427,612)	(3,062,214)	(480,527)
Income tax benefits (expenses)	4,620	(2,616)	(16,957)	34,619	(40,949)	(6,426)
Share of results of equity investees	(221)	869	1,348	63	(302)	(47)
Net (loss) income	(86,955)	19,650	226,630	(1,392,930)	(3,103,465)	(487,000)
Series A convertible redeemable preferred shares redemption value accretion	(38,930)	(38,930)	(16,772)	—	—	—
Undistributed earnings allocated to the participating preferred shares	—	—	(21,698)	—	—	—
Net (loss) income attributable to Gaotu Techedu Inc.’s ordinary shareholders	(125,885)	(19,280)	188,160	(1,392,930)	(3,103,465)	(487,000)
Net (loss) income per ordinary share
Basic	(1.36)	(0.21)	1.42	(8.72)	(18.17)	(2.85)
Diluted	(1.36)	(0.21)	1.35	(8.72)	(18.17)	(2.85)
Weighted average shares used in net (loss) income per share
Basic	92,224,998	92,224,998	132,400,941	159,725,779	170,790,979	170,790,979
Diluted	92,224,998	92,224,998	139,477,898	159,725,779	170,790,979	170,790,979

Note:

(1)
Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	3	283	16,504	66,422	118,145	18,540
Selling expenses	373	429	5,606	18,039	44,402	6,968
Research and development expenses	276	782	16,357	94,952	130,620	20,497
General and administrative expenses	5,136	4,423	21,770	59,033	52,092	8,174
Total	5,788	5,917	60,237	238,446	345,259	54,179

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018, 2019, 2020 and 2021:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	19,294	33,259	73,967	355,224	728,934	114,386
Restricted cash	—	—	—	—	168,189	26,393
Short-term investments	7,974	197,991	1,473,452	7,331,268	2,774,000	435,301
Total current assets	52,345	280,801	1,808,901	8,457,248	3,936,786	617,768
Long-term investments	7,604	5,221	1,188,286	530,729	—	—
Total assets	103,213	338,203	3,394,532	10,685,792	5,024,666	788,481
Current liabilities	155,013	355,912	1,637,250	4,197,392	1,760,268	276,225
Total liabilities	155,500	364,682	1,837,177	4,955,937	2,143,724	336,398
Total mezzanine equity	427,130	466,060	—	—	—	—
Total shareholders’ (deficit) equity	(479,417)	(492,539)	1,557,355	5,729,855	2,880,942	452,083

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(49,643)	241,869	1,285,054	603,273	(4,185,807)	(656,845)
Net cash (used in) generated from investing activities	(10,140)	(198,720)	(2,504,566)	(5,596,304)	4,812,502	755,188
Net cash generated from (used in) financing activities	56,531	(29,193)	1,246,065	5,272,100	(100,614)	(15,789)
Effect of exchange rate changes	(40)	9	14,155	2,188	15,818	2,483
Net (decrease) increase in cash and cash equivalents	(3,292)	13,965	40,708	281,257	541,899	85,037
Cash, cash equivalents and restricted cash at beginning of year	22,586	19,294	33,259	73,967	355,224	55,742
Cash, cash equivalents and restricted cash at end of year	19,294	33,259	73,967	355,224	897,123	140,779

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2021
	Gaotu Techedu Inc.	Other subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	1,029,681	—	1,029,681
Inter-company revenues	—	—	388,888	6,263	(395,151)	—
Total costs and expenses	(3,979)	26	(521,332)	(1,398,612)	395,151	(1,528,746)
(Loss) income from subsidiaries and VIE	(487,466)	(487,471)	(368,010)	—	1,342,947	—
Income (loss) from non-operations	4,445	(21)	12,983	1,131	—	18,538
(Loss) income before income tax expenses	(487,000)	(487,466)	(487,471)	(361,537)	1,342,947	(480,527)
Share of results of equity investees	—	—	—	(47)	—	(47)
Income tax expenses	—	—	—	(6,426)	—	(6,426)
Net (loss) income	(487,000)	(487,466)	(487,471)	(368,010)	1,342,947	(487,000)

	For the year ended December 31, 2020
	Gaotu Techedu Inc.	Other subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	1,118,028	—	1,118,028
Inter-company revenues	—	—	479,863	5,242	(485,105)	—
Total costs and expenses	(2,222)	—	(599,419)	(1,276,896)	485,105	(1,393,432)
(Loss) income from subsidiaries and VIE	(217,779)	(217,779)	(98,161)	—	533,719	—
Income from non-operations	1,419	—	(62)	50,023	—	51,380
(Loss) income before income tax expenses	(218,582)	(217,779)	(217,779)	(103,603)	533,719	(224,024)
Share of results of equity investees	—	—	—	10	—	10
Income tax benefits	—	—	—	5,432	—	5,432
Net (loss) income	(218,582)	(217,779)	(217,779)	(98,161)	533,719	(218,582)

	For the year ended December 31, 2019
	Gaotu Techedu Inc.	Other subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	331,867	—	331,867
Inter-company revenues	—	—	75,058	10,211	(85,269)	—
Total costs and expenses	1,907	—	(9,765)	(375,424)	85,269	(298,013)
Income (loss) from subsidiaries and VIE	33,248	33,127	(32,195)	—	(34,180)	—
Income from non-operations	410	121	29	3,600	—	4,160
Income (loss) before income tax expenses	35,565	33,248	33,127	(29,746)	(34,180)	38,014
Share of results of equity investees	—	—	—	212	—	212
Income tax expenses	—	—	—	(2,661)	—	(2,661)
Net income (loss)	35,565	33,248	33,127	(32,195)	(34,180)	35,565

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Gaotu Techedu Inc.	Other subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	1,767	18	90,840	21,761	—	114,386
Restricted cash	—	—	2,348	24,045	—	26,393
Short-term investments	138,942	—	133,577	162,782	—	435,301
Inventory	—	—	—	2,447	—	2,447
Amounts due from subsidiaries and VIE, current portion	906,632	126,338	586,687	240,600	(1,860,257)	—
Prepaid expenses and other current assets	73	—	8,373	30,795	—	39,241
Total current assets	1,047,414	126,356	821,825	482,430	(1,860,257)	617,768

Operating lease right-of-use assets	—	—	25,063	30,468	—	55,531
Property, equipment and software, net	—	—	5,115	101,593	—	106,708
Land use rights	—	—	—	4,422	—	4,422
Investments in subsidiaries and VIE	—	144,062	—	—	(144,062)	—
Rental deposit	—	—	857	2,681	—	3,538
Amounts due from subsidiaries and VIE, non-current portion	—	62,469	—	—	(62,469)	—
Other non-current assets	—	—	160	354	—	514
Total non-current assets	—	206,531	31,195	139,518	(206,531)	170,713
TOTAL ASSETS	1,047,414	332,887	853,020	621,948	(2,066,788)	788,481

Accrued expenses and other current liabilities	814	—	42,534	65,441	—	108,789
Amounts due to subsidiaries and VIE	16,966	910,437	272,325	660,529	(1,860,257)	—
Deferred revenue, current portion	—	—	—	154,881	—	154,881
Operating lease liabilities, current portion	—	—	6,046	6,509	—	12,555
Total current liabilities	17,780	910,437	320,905	887,360	(1,860,257)	276,225

Deferred revenue, non-current portion	—	—	—	1,448	—	1,448
Operating lease liabilities, non-current portion	—	—	18,393	24,923	—	43,316
Deferred tax liabilities	—	—	—	11,238	—	11,238
Deficit of investments in subsidiaries and VIE	577,551	—	369,659	—	(947,210)	—
Other long-term payables	—	—	—	66,640	(62,469)	4,171
Total non-current liabilities	577,551	—	388,052	104,249	(1,009,679)	60,173

TOTAL LIABILITIES	595,331	910,437	708,957	991,609	(2,869,936)	336,398

TOTAL SHAREHOLDERS’ DEFICIT	452,083	(577,550)	144,063	(369,661)	803,148	452,083

	As of December 31, 2020
	Gaotu Techedu Inc.	Other subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	1,323	5	51,166	3,248	—	55,742
Short-term investments	938,945	—	—	211,491	—	1,150,436
Inventory	—	—	—	7,544	—	7,544
Amounts due from subsidiaries and VIE	49,933	5,386	505,284	570,122	(1,130,725)	—
Prepaid expenses and other current assets	1,668	—	16,754	94,983	—	113,405
Total current assets	991,869	5,391	573,204	887,388	(1,130,725)	1,327,127

Operating lease right-of-use assets	—	—	22,939	103,632	—	126,571
Property, equipment and software, net	—	—	7,179	103,347	—	110,526
Land use rights	—	—	—	4,548	—	4,548
Long-term investments	82,442	—	—	840	—	83,282
Deferred tax assets	—	—	—	7,583	—	7,583
Rental deposit	—	—	696	7,385	—	8,081
Other non-current assets	—	—	44	9,070	—	9,114
Total non-current assets	82,442	—	30,858	236,405	—	349,705
TOTAL ASSETS	1,074,311	5,391	604,062	1,123,793	(1,130,725)	1,676,832

Accrued expenses and other current liabilities	1,381	—	107,287	97,763	—	206,431
Amounts due to subsidiaries and VIE	15,698	51,202	572,420	491,405	(1,130,725)	—
Deferred revenue, current portion	—	—	—	427,551	—	427,551
Operating lease liabilities, current portion	—	—	4,180	19,770	—	23,950
Income tax payable	—	—	—	730	—	730
Total current liabilities	17,079	51,202	683,887	1,037,219	(1,130,725)	658,662

Deferred revenue, non-current portion	—	—	—	1,432	—	1,432
Operating lease liabilities, non-current portion	—	—	18,274	82,806	—	101,080
Deferred tax liabilities	—	—	—	12,349	—	12,349
Deficit of investments in subsidiaries and VIE	158,092	112,282	14,183	—	(284,557)	—
Other long-term payables	—	—	—	4,171	—	4,171
Total non-current liabilities	158,092	112,282	32,457	100,758	(284,557)	119,032

TOTAL LIABILITIES	175,171	163,484	716,344	1,137,977	(1,415,282)	777,694

TOTAL SHAREHOLDERS’ DEFICIT	899,140	(158,093)	(112,282)	(14,184)	284,557	899,138

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	Gaotu Techedu Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(1,108)	(60,334)	(504,341)	(91,062)	—	(656,845)
Investments in subsidiaries and VIE	—	(678,924)	—	—	678,924	—
Loans to subsidiaries and VIE	(980,480)	(130,287)	—	—	1,110,767	—
Repayment from subsidiaries and VIE	110,923	—	—	—	(110,923)	—
Other investing investments	870,522	—	(134,457)	19,123	—	755,188
Net cash generated from (used in) investing activities	965	(809,211)	(134,457)	19,123	1,678,768	755,188
Capital contribution from parent company	—	—	678,924	—	(678,924)	—
Loans from parent company	—	980,480	—	130,287	(1,110,767)	—
Repayment to parent company	—	(110,923)	—	—	110,923	—
Other financing activities	1	—	—	(15,790)	—	(15,789)
Net cash generated from (used in) financing activities	1	869,557	678,924	114,497	(1,678,768)	(15,789)

	For the Year Ended December 31, 2020
	Gaotu Techedu Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in) generated from operating activities	(2,412)	(549,732)	27,644	619,167	—	94,667
Investments in subsidiaries and VIE	—	(29,689)	—	—	29,689	—
Loans to subsidiaries and VIE	(30,723)	—	—	—	30,723	—
Repayment from subsidiaries and VIE	—	548,705	—	—	(548,705)	—
Other investing investments	(824,183)	—	(6,068)	(47,931)	—	(878,182)
Net cash (used in) generated from investing activities	(854,906)	519,016	(6,068)	(47,931)	(488,293)	(878,182)
Capital contribution from parent company	—	—	29,689	—	(29,689)	—
Loans from parent company	—	30,723	—	—	(30,723)	—
Repayment to parent company	—	—	—	(548,705)	548,705	—
Repayment to related parities	—	—	—	(72)	—	(72)
Other financing activities	848,122	—	—	(20,743)	—	827,379
Net cash generated from (used in) financing activities	848,122	30,723	29,689	(569,520)	488,293	827,307

	For the Year Ended December 31, 2019
	Gaotu Techedu Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from (used in) operating activities	2,411	17,136	(12,221)	194,327	—	201,653
Investments in subsidiaries and VIE	—	(311)	—	—	311	—
Loans to subsidiaries and VIE	(106)	—	—	—	106	—
Repayment from subsidiaries and VIE	17,001	—	—	—	(17,001)	—
Other investing investments	(207,083)	—	(1,873)	(184,064)	—	(393,020)
Net cash used in investing activities	(190,188)	(311)	(1,873)	(184,064)	(16,584)	(393,020)
Capital contribution from parent company	—	—	311	—	(311)	—
Loans from parent company	—	106	—	—	(106)	—
Repayment to parent company	—	(17,001)	—	—	17,001	—
Repayment to related parties	(5,344)	—	—	—	—	(5,344)
Other financing activities	200,879	—	13,690	(13,690)	—	200,879
Net cash generated from (used in) financing activities	195,535	(16,895)	14,001	(13,690)	16,584	195,535

b.
Capitalization and Indebtedness

Not Applicable.

c.
Reasons for the Offer and Use of Proceeds

Not Applicable.

d.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect;
•
The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities;
•
If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of the K-12 Academic AST Services, and our business and prospects will be materially and adversely affected;
•
We have incurred net losses in the past, and the cessation of the K-12 Academic AST Services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future;
•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance;
•
If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected; and
•
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Related to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
•
We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
•
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
•
The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing;
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•
Uncertainties with respect to the PRC legal system could adversely affect us; and
•
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks Related to the ADSs

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline; and
•
The sale or perceived availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Risks Related to Our Business and Industry

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the Key Points of Workstreams of the year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Private Education—Regulations Related to After-School Tutoring” for more details.

On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures (the “Beijing Measures,” and together with the Alleviating Burden Opinion and its implementation measures, the “New Regulations”). In addition, to implement the New Regulations, on September 7, 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, in March 2022, the MOE and other two authorities further issued an announcement to regulate non-academic subjects after-school tutoring (the “Non-Academic Tutoring Announcement”). See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Private Education—Regulations Related to After-School Tutoring” for more details.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the New Regulations. Among other things, we have ceased offering and will not offer tutoring services on academic subjects related to academic subjects to students from kindergarten through grade nine (the “K-9 Academic AST Services”) since the end of 2021, and we have ceased offering tutoring services related to academic subjects to students in senior high schools (the “Senior High School Academic AST Services”) since February 2022 (together with the K-9 Academic AST Services, the “K-12 Academic AST Services”).

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected in 2022 and subsequent periods by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations and the Non-Academic Tutoring Announcement. In addition to the cessation of the K-12 Academic AST Services, we have taken other actions to restructure our business and operations, including closing of some of our operating centers and implementing staff optimization plans, to maintain our continued operations. We will continue to seek guidance from and cooperate with all relevant government authorities in China in connection with its efforts to comply with the policy directives of the New Regulations. We will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, and the Non-Academic Tutoring Announcement, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.

Our K-12 academic courses contributed 80.7%, 87.5% and 91.4%, respectively, of our total revenues in 2019, 2020 and 2021. In light of recent regulatory developments in China, in addition to the cessation of our K-12 Academic AST Services, we have made and will continue to make changes to our existing business, including closing of some of our operating centers and implementing staff optimization plan, while executing on any new business strategy we decide to pursue. We plan to leverage the resources and knowhow accumulated through our past K-12 academic subject tutoring services, and turn our focus on its professional education service, vocational education service and digital products. To that end, we will continue to invest in our existing professional education business, including offering financial certificate and public office exam preparation, while constantly exploring more professional education program opportunities, such as post-graduate exam preparation and overseas study consulting service. We aim to establish a diversified professional education course portfolio with a wide range of course offerings. In addition, we have also increased our investment in our vocational education business, such as foreign language, computer programming and other interest courses, and we are actively investing in digital products catering to our students’ various educational needs, but we cannot guarantee you that these businesses will be profitable or increase profitability in the future.

These new business directions have resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued online live large-class format to deliver our courses also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of the K-12 Academic AST Services, and our business and prospects will be materially and adversely affected.

Following the cessation of the K-12 Academic AST Services, we have shifted our business strategies to expand our course and service offerings into new areas as well as update and expand the content of our existing course, services and products in a cost-effective and timely manner. Our ability to attract students to purchase our course packages outside of the K-12 Academic AST Services is critical to maintain our continued operations. This in turn will depend on several factors, including our ability to continue to develop, adapt or enhance number and quality of our course offerings in these new areas to respond to regulatory developments and evolving demands of our existing or prospective students, engage, train and retain high quality teaching staff in support of new course offerings, and effectively market our course offerings and enhance our brand awareness to a broader base of prospective students. The expansion of our course and education service offerings may not succeed due to evolving government regulations, competition, failure to effectively market our new courses, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new areas with sufficient growth potential to expand our course offerings, and demand for our courses, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in regulatory developments and market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

In addition, as many of these course offerings are in areas new to us and our teaching staff, we may not be able to meet our students’ expectations in terms of academic performance due to a variety of reasons, many of which are outside of our control. We may face student dissatisfaction due to our students’ perceptions of our failure to help them achieve their anticipated educational goals, our students’ overall dissatisfaction with the quality of our education content offerings and our teaching staff, as well as changing views of the value of the diplomas, degrees and qualifications they are pursuing through taking our courses. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to attract students to purchase our course packages without a significant decrease in course fees, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We have incurred net losses in the past, and the cessation of the K-12 Academic AST Services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future.

We generated a net loss of RMB3,103.5 million (US$487.0 million) in 2021, compared to a net loss of RMB1,392.9 million in 2020, and a net income of RMB226.6 million in 2019, primarily due to the decrease in revenue as a result of the cessation of the K-9 Academic AST Services and the severance costs for the personnel reduction. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We may again incur net losses in the near future while exploring new business strategies, and we cannot assure you that we will be able to consistently generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest in developing new course offerings and digital products to attract new students and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not remain profitable or increase our profitability in the future.

We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our current business model focusing on providing online live large-classes. We transitioned from a membership-based service platform connecting teaching staff and students to our current business model in March 2017. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an internet-based education business in an evolving regulatory landscape, such as changing and expanding our education content offering in compliance with regulatory developments, building and managing reliable and secure IT systems and infrastructure, and engaging, training and retaining high quality employees such as our teaching staff and IT support staff. There are no guarantees that we will be able to effectively address these risks and uncertainties, or at all. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

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

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•
protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•
addressing concerns related to privacy and sharing, safety, security and other factors; and
•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security, cybersecurity and data protection compliance will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security, cybersecurity and data protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Cybersecurity, Data Security, and Personal Information Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security and Cybersecurity

•
In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Revised Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, for public comments. The Draft Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
•
In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

We may not be able to maintain our course fee level.

Our results of operations are affected by the pricing of our education services. We determine our course fees primarily based on the demand for our educational programs, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. In addition, PRC government may issue government-guided pricing mechanism which may impose limits on the course fees we may charge for our educational programs in the future. As of the date of this annual report, we have not received any guidance on the implementation of these price control mechanism. We will adjust our pricing if we receive specific government instructions to comply with these new regulations. Such pricing mechanism will also cause our gross and net margin to decline. Further, as we shift our focus on professional education service, vocational education service and digital products, our new course offerings and product and service offerings may not have the same margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors.

We face significant competition in each part of our current and future course and service offerings, which could divert students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

The online education industry in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each part of our current and future course and service offerings from other online educational service providers, as we continue to restructure our core business and explore new opportunities after the cessation of the K-12 Academic AST Services.

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

We have been, and continue to be, the subject of unfavorable allegations made by short sellers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about short seller reports published against us and the related SEC investigation and class action lawsuit. In May 2020 and April 2021, Muddy Waters and Grizzly Report separately published short seller reports against us, which caused temporary fluctuations in the price of our ADSs following these reports. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could negatively impact the market price of our securities and our business operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

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

The VIE and its subsidiaries currently hold the licenses and permits from the PRC government authorities that are material for the business operations, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and TV Programs and the Publication Operation License. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, online education institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs primarily because there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming internet education services as “internet audio-visual program” as defined in relevant rules and regulations promulgated by relevant government authorities. Currently only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. However, there is a possibility that the PRC government will change its view and find that our activities mentioned above or any other content offered by us fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Services Permit.

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

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. Recently, there has been an increasing number of COVID-19 cases, including the highly-transmissible Delta and Omicron variant of COVID-19 cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations.

All of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance has been and may continue to be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. We have taken measures to reduce the impact of the ongoing COVID-19 pandemic, including encouraging and supporting our employees to participate in vaccination programs in accordance with the latest national policy and optimizing our technology system to support remote work arrangements and potential growth in user traffic, and we likely will have to adopt similar measures if new COVID-19 variants strike in a future wave. To the extent that potential future waves of COVID-19 disrupt school operations and semester schedules in China, we may face operational challenges with respect to continuing to offer our online courses and effective service our students and teachers. Any reduction in disposable income of our users resulting from a worsening economy still under COVID-19’s influence may also lessen demands for our services or put price pressure on our services. The duration and extent of impact of such business disruptions, lower demands or price pressure on our operating results and financial performance cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

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

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. Gaotu Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020 — an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. Briefing on the Company’s motion to dismiss the complaint was completed on February 7, 2022. The court has yet to rule on the motion. The action remains at its preliminary stages as of the date of this annual report. We believe the case is without merit and intend to defend the action vigorously. In the event we do not prevail or we enter into settlement arrangements in the aforementioned class action, we may incur significant expenses which may materially adversely affect our results of operations.

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

Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm or loss of goodwill associated with our brand and be expensive, time consuming, disruptive to our operations and distracting to management. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, parts of our platform and products or be required to make changes to our course materials or platform. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial condition.

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

In China, professional school admissions and professional certification programs rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for adult students to take professional education courses to pursue higher education or employment opportunities by improving their test performance. Professional school admissions and professional certification programs undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our services and products, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to timely develop our education content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team works closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. In particular, in light of recent regulatory developments in China, we have ceased offering our K-12 Academic AST Services and shift our focus towards developing course offerings and services for professional education and exploring possibilities in digital products and vocational education. The adjustments, updates and expansions of our existing education content offerings and the development of new course materials may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

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

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media platforms and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, teaching staff and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, our reputation, business, financial condition and results of operations.

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

As we shift our strategies in selling and marketing spending due to the impact of the New Regulations, we have reduced our brand advertisement and promotional course spending. As a result, we have seen significant decrease in our selling expenses in the fourth quarter of 2021. However, selling expenses still represented a significant portion of our operating expenses. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or further improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the online education market in China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is in compliance with relevant laws, regulations and regulatory requirements, especially given the uncertainty in the interpretation of these PRC laws and regulations. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures. In April 2021, due to the way we represented our teachers and courses in certain advertisements and the way we displayed promotional prices for certain of our courses in our mobile app, we were found by PRC regulatory authorities to have violated the Price Law of the PRC and advertising laws and regulations, and we were consequently warned and imposed fines totaling RMB0.7 million (US$0.1 million). Further, despite any contractual safeguard, the advertising agencies we have worked with or will work with are not fully under our control, and they have committed and may again commit misconducts or otherwise produce subpar advertising content that give rise to false advertisement claims. In December 2020, one of the advertising agencies we worked with used an actor purporting to be an experienced English teacher to advertise one of our courses, and this actor was later found to not have the qualifications she purported to have in the advertisement at all. In April 2021, we were fined approximately RMB262 thousand (US$41 thousand) by the relevant governmental authority for such misleading content in our advertisement. Any violations of applicable PRC advertising laws and regulations in the future may subject us to administrative actions or even penalties, and our reputation may be harmed as a result, which may negatively affect our business, financial condition, results of operations and prospects.

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

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely affected.

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

We have granted options and restricted share units, and recorded RMB60.2 million, RMB238.4 million and RMB345.3 million (US$54.2 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus that contribute to our business.

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

We are subject to reporting obligations under the U.S. securities laws. We are subject to the Sarbanes-Oxley Act of 2002. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filings, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. The conflict between Ukraine and Russia and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was taking effect from January 1, 2008 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. As a result of the cessation of the K-12 Academic AST Services and other measures we have taken to comply with recent regulatory developments, we have implemented a staffing optimization plan and incurred significant severance cost in connection with employee layoffs. To the extent that we need to restructure our workforce and make staff optimization plans, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected.

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

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company incorporated in the Cayman Islands. The WFOEs are our PRC subsidiary and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we conduct our business in China primarily through Beijing Gaotu, the VIE, and its subsidiaries, based on a series of contractual arrangements by and among the WFOEs, the VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE and its subsidiaries in our financial statements under U.S. GAAP. The VIE holds the licenses, approvals and key assets that are essential for our operations. However, investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributed 100% of our revenues in 2021.

In the opinion of our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, (i) the ownership structure of the VIE and the WFOEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among the WFOEs, the VIE and its shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
imposing fines on us;
•
confiscating any of our income that they deem to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on our operations;
•
placing restrictions on our right to collect revenues; and
•
shutting down our servers or blocking our apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE, and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our contractual arrangements with the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests..

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. We expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.

The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. Such issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities, and the occurrence of certain major events. Particularly, the issuer shall submit the filing with respect to its follow-on offering or occurrence of certain major events within three business days after completion of the follow-on offering or the occurrence of such events. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Substantial uncertainties also exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A announcement released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities such as follow-on offerings. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements.

If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or the occurrence of certain material events, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our operations are located in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries, including the online private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” or HNTE, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing Gaotu and Beijing GaoTuYunJi Education Technology Co., Ltd. enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, could qualify the conditions of software enterprises specified in Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission and The Ministry of Industry and Information Technology, is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Beijing Lexuebang obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2019 and 2020, and will be subject to a tax rate of 12.5% from 2021 to 2023. Wuhan Yuexuebang has obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2020 and 2021, and will be subject to a tax rate of 12.5% from 2022 to 2024 upon annual tax filings. In accordance with Cai Shui [2020] No.8 and the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the Group's educational services were not subject to any VAT from January 1, 2020 to March 31, 2021. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiary, the VIE and its subsidiaries. We may make loans to our PRC subsidiary and the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly for payment beyond the business scope of such FIE or payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope; and (iv) paying the expenses related to the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the VIE, which is a PRC domestic company. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Gaotu Techedu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Gaotu Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Gaotu Techedu Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

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

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will need to seek approval by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees may abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE or its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. For example, following the announcement of the Alleviating Burden Opinion, which contains high-level directives about requirements and restrictions related to after-school tutoring services, the trading price of our ADSs declined sharply. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our ADSs to decline.

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

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2022, these Class B ordinary shares constitute 44.3% of our total issued and outstanding share capital and 88.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD and (v) certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2021 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

a.
History and Development of the Company

We commenced operations in June 2014 through Beijing BaiJiaHuLian Technology Co., Ltd., which was renamed as Beijing BaiJia Technology Co., Ltd. in September 2020 and then renamed as Gaotu Education Technology Group Ltd. in July 2021, or Beijing Gaotu. Our holding company, BaiJiaHuLian Group Holdings Limited, was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In January 2019, we renamed our company as GSX Techedu Inc. In June 2021, we changed our legal name from “GSX Techedu Inc.” to “Gaotu Techedu Inc.,” effective June 4, 2021.

In August 2014, we established a wholly-owned subsidiary in Hong Kong, BaiJiaHuLian HK Holdings Limited. In January 2015, BaiJiaHuLian HK Holdings Limited established a wholly-owned subsidiary in China, Beijing Lexuebang Network Technology Co., Ltd., or Beijing Lexuebang.

In April 2015, we gained control over Beijing Gaotu through Beijing Lexuebang by entering into a series of contractual arrangements with Beijing Gaotu and its shareholders. The contractual arrangements with Beijing Gaotu were subsequently amended and restated in March 2019.

On June 6, 2019, our ADSs commenced trading on the NYSE under the symbol “GSX”. We raised from our initial public offering and from exercising the over-allotment option by the underwriters US$196.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On May 6, 2021, we changed our ticker symbol from “GSX” to “GOTU”.

On November 25, 2019, we completed a registered follow-on public offering by certain selling shareholders of 20,700,000 ADSs (including 2,700,000 ADSs sold from the exercise of over-allotment option) at a public offering price of US$14.00 per ADS. We did not receive any proceeds from the follow-on public offering.

In January 2020, we completed the acquisition of Zhengzhou Kaitong Kegongmao Co., Ltd. and renamed it as Zhengzhou GaoTuYunJi Education Technology Co., Ltd., which became a subsidiary of the VIE.

In May 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million worth of our shares. In the same month, we repurchased approximately 1.1 million ADSs for approximately US$39.8 million.

In December 2020, we raised US$870 million in net proceeds from the private placement of our newly issued Class A ordinary shares to certain investors. In the same month, we substantially completed the acquisition of 100% of the equity interest in Tianjin Puxin Online School Education Technology Co., Ltd., for a total consideration of RMB37.4 million. Tianjin Puxin Online School Education Technology Co., Ltd. became a subsidiary of the VIE after the acquisition.

From January 2020 to July 2021, we established two new wholly foreign-owned enterprises in Beijing and Wuhan, one new subsidiary of Beijing Lexuebang, as well as 11 new subsidiaries of the VIE in 11 cities in China, including Wuhan, Jinan, Xi’an, Hefei, Taiyuan, Hangzhou, Nanchang, Nanjing, Tianjin, Shanghai, Chengdu, and Changsha.

By the end of 2021, we ceased offering tutoring services related to academic subjects to students from kindergarten through grade nine and shifted our focus to providing professional education mainly for adult students. In February 2022, we ceased offering tutoring services related to academic subjects to students in senior high schools and shifted our focus professional education, vocational education and digital products.

Our principal executive offices are located at 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86 10 8282-6826. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.gaotu.cn. The information contained on our website is not a part of this annual report.

b.
Business Overview

We are a technology-driven education company with core expertise in online courses. Currently, we mainly offer professional education services, vocational education services and digital products. We adopt the online live large-class format to deliver our courses, which we believe is the most effective and scalable model to disseminate scarce high quality teaching resources to aspiring students in China.

Our education excellence is backed by our high quality teachers and in-house curriculum development expertise. To create a disciplined, effective and engaging learning environment under the large-class format, we have adopted a dual-teacher system, staffing each class with an instructor and multiple tutors well trained in the relevant subjects or curriculum. We pride ourselves on our rigorous and systematic teacher selection and coaching process. As of December 31, 2021, we had 723 instructors, including 433 full-time instructors, 290 contract instructors, and 4,517 tutors.

We develop and tailor our proprietary curriculum specifically to our online live large-class format with the goal of driving students’ engagement and academic performance. We design our courses in ways to inspire students’ genuine interest and in-depth interactions, which in turn foster students’ holistic development and thus achieve better learning results.

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

Our Course Offerings

We target students of all age groups through our course offerings covering a wide spectrum of topics. Historically, our core expertise was in online K-12 courses. However, in compliance with the latest PRC regulation pursuant to which after school tutoring services related to academic subjects to students from kindergarten through grade nine are prohibited, we ceased offering the K-9 Academic AST Services in by the end of 2021 and Senior High SchoolAcademic AST Services in February 2022. Currently, we mainly offer professional and vocational courses for adult students. We are also exploring new opportunities to further enrich our course offerings as we continue to expand our student base. We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our instructors use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different levels and background.

Professional courses

Our professional courses primarily consist of courses designed for working adults preparing for professional qualification exams, including teacher’s qualification, Chartered Financial Analyst designation, Certified Public Accountant designation, Certified Tax Agent designation, securities qualification exams and others. These courses are designed to equip students with the skills and knowledge-sets required in workplaces to elevate their career prospects.

Our professional courses focus on test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our instructors regularly review the latest examinations to ensure the corresponding course materials are up to date.

Admission courses. We offer admission courses designed to boost students’ ability to achieve high scores in admission tests interviews, including national graduate entrance examination, civil service examinations, and others. We also offer courses to help students to prepare for related admission interviews.

Vocational courses

Our vocational courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Our vocational courses mainly consist of foreign language course, family relationships and education. We also offer online IT education courses such as big data for adults who would like to make a transition into IT industry.

Subject	Year of	Focus of Course Content
	Launch
English	2020	Grammar, vocabulary, spoken English and English test preparation
Family relationships and education	2021	Family education instruction, parent-child relationship, wisdom growth of parents, psychology
Reading	2021	Reading strategies and skills, evaluation and appreciation of books
Science	2021	Observe phenomenon, stir up interest, operation experiment, record and analyze experimental data, learn experiment principle

Foreign language courses. We provide foreign language courses, including English and Japanese to students who intend to learn or improve a foreign language. English courses have been our primary foreign language courses, in the line with the fact that English is widely recognized as the international language of business and has become an important language for pursuing career development opportunities in China. Our English courses are designed to teach and improve a specific area of the language, such as grammar, vocabulary, or spoken English. Our Japanese courses consist of proficiency lessons and test preparation courses for language certification exams. We also offer English test preparation courses for students taking post-graduate entrance exams in China.

IT education courses. We offer various online IT education courses such as computer programming for adults who would like to make a transition into IT industry. We also offer a wide range of online courses on professional computer coding to our students.

Interest courses. We also offer a wide range of personal interest courses, including public speaking and chess learning, that help children develop disciplined and sustainable study habits and improve their critical thinking ability.

In 2021, we had approximately 302,000 student enrollments in our professional and vocational courses. Course fees for these courses range from approximately RMB99 to approximately RMB15,800 per course.

Overseas Studies Consulting

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and other related service.

Online K-12 Academic Subject Tutoring Services

Historically, we offered a comprehensive set of online K-12 courses, which primarily included K-12 after-school tutoring courses covering major subjects at all grades, together with critical thinking and children’s English courses. Our online K-12 academic subject tutoring services contributed 80.7%, 87.5% and 91.4%, respectively, of our total revenues in 2019, 2020 and 2021. However, in compliance with the latest PRC regulation pursuant to which after school tutoring services related to academic subject to students from kindergarten through grade nine are prohibited, we ceased offering the K-9 Academic AST Services by the end of 2021. In addition, we ceased offering the Senior High School Academic AST Services in February 2022 to comply with the New Regulations. The following descriptions of our online K-12 academic subject tutoring services cover the periods through the end of our last fiscal year ended December 31, 2021.

We offered online K-12 academic subject tutoring services in four semesters, namely the two school semesters in Spring (March to June) and Fall (September to December) and the two holiday semesters in Summer (July to August) and Winter (January to February). Our K-12 courses were offered throughout the year at the beginning of each semester. We offered K-12 classes during weekends for the two school semesters in Spring and Fall and on a daily basis, generally for a consecutive period of six to ten days, during the two holiday semesters in Summer and Winter. We also provided courses that help improve students’ specific capabilities, such as those related to English phonetic symbol.

Our online K-12 academic subject tutoring services covered the core K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, geography and political science. The following table provides a list of our previous K-12 course offerings:

	Elementary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●	●
Physics							●	●	●	●	●	●
Chemistry									●	●	●	●
Biology										●	●	●
History										●	●	●
Geography											●	●
Political Science												●

●: Offered by us.

Our Digital Products and Solutions

We are proactively engaged in developing, expanding and upgrading our education-centric digital product and solutions. We have launched several digital products and solutions customized for educational scenarios encompassing “teaching, learning, testing, practicing, and evaluation.”

Smart Devices

We develop and offer smart devices to make learning more productive and efficient for our users. In most cases, our smart devices are developed and designed by us or in collaboration with third parties. Our smart devices seamlessly integrate our technologies into hardware devices that supplement our online courses and allow us to further enhance our users’ learning experience and efficiency. Our smart devices are well-received by our users.

Multi-function Translation Pen. We offer multi-function translation pen, which is a modern electronic translation pen with powerful Chinese/English translation capabilities.

Teaching and Learning Tools. We offer online teaching and learning tools, which includes our smart learning machine. The learning machine is specially designed without any recreational functions for users to concentrate on learning, which is smart and powerful with an immersive learning system, built-in authoritative dictionary, Miracast function and convenient to carry. It also supports real-time system update.

Interactive Learning Apps

We offer interactive learning apps, such as Gaotu App, to a wide range of student groups. We are committed to delivering a fun and effective learning experience across these apps through an abundance of interactive features, such as social functions allowing users and students to interact with classmates through live-chat box. We generate revenues from our interactive learning apps primarily by offering subscription to the content, and we intend to expand monetization of these apps by offerings online courses and additional paid educational content.

Other Digital Solutions

We have significantly expanded our product portfolio of technology-enabled digital solutions to encompass professional and vocational course preparation, delivery and assessment, delivering significant efficiency to teachers and students in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods.

Dual-teacher System

We have engineered a dual-teacher system, comprised of high quality instructors and professional tutors, to facilitate a disciplined and interactive learning environment. We pair our instructors with a group of dedicated tutors who are well trained in the course materials and attend to each student to further improve their engagement and learning effectiveness. For our tutoring courses, we break each large-class into multiple smaller groups, and assign a tutor into each group to closely follow up with each student before, during and after each lesson. Tutors are responsible for addressing students’ in-class queries, correcting students’ post-class exercises, providing support to students after class, and instilling discipline in the students to attend the classes and learn. We also train our tutors to provide emotional support to students to help cope with the challenging aspects of their studies. This system allows large-class students to simultaneously learn from our high quality instructors while enjoying personalized tutoring services.

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

Seven learning steps

- Tutors to interact with students before lessons to foster an interactive learning setting
- Instructors to arrange for pre-lesson quizzes to help students reinforce previous course materials
- Instructors to drive students' engagement when delivering new lessons
- Instructors to arrange for mid-lesson quizzes to help students to have a good command of new knowledge
- Instructors to recap key points and help students build up systematic structure of knowledge
- Instructors to arrange for post-lesson quizzes to help students assess learning outcomes and identify areas for improvement
- Tutors to summarize and review key points post-lesson and arrange assignments

---

Six post-lesson steps

- Tutors to follow up with each student to review and reinforce the new knowledge points learned
- Tutors to provide each student with a study report to provide quantitative learning feedback
- Tutors to follow up with each student on the daily exercises
- Tutors to grade assignments and provide personalized feedbacks
- Tutors to provide Q&A
- Tutors to provide feedbacks to parents and work with them to improve students' learning outcome

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

Our Instructors

We are committed to developing and maintaining a team of high quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2021, we had 433 full-time instructors and 290 contract instructors.

We primarily seek qualified instructors who have extensive teaching experience and a strong reputation from other education institutions. We have adopted a quantitative approach to comprehensively assess candidates nationwide based on a wide set of criteria.

Recruitment

Leveraging our management team’s deep experience in the education sector, we have been able to accurately identify and effectively recruit and retain high quality instructors across our course offerings. We have a team of highly experienced recruitment personnel to seek qualified instructors across China. We attract applicants through various online career platforms and we regularly participate in job fairs. Prospective candidates must go through our rigorous interview process, including resume screening, in-person interviews, and demo courses.

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

Our Tutors

We have a team of passionate and well-qualified tutors that are essential to our business. We have established well-developed methods for hiring, training and retaining qualified tutors, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy. Our tutors provide academic guidance and daily support to students throughout the entire duration of a course. As of December 31, 2021, we employed 4,517 full-time tutors.

Our tutors’ responsibilities typically include:

•
interacting with students frequently to monitor students’ learning progress and facilitate an engaging learning environment;
•
responding to students’ in-class queries, correcting students’ post-class exercises in a timely manner after submission and providing prompt and personalized feedback to students; and
•
cooperating with instructors to improve student satisfaction and student retention.

Recruitment

Leveraging our extensive experience in the private online education sector, we have been able to effectively recruit and retain high quality tutors across our course offerings. We primarily seek tutor candidates from recent graduates of reputable universities in China who have demonstrated proficiency in the relevant subjects, a strong sense of responsibility, as well as good communication skills and learning capabilities. We hold recruiting events at universities across China to seek for qualified candidates. We have entered into cooperation arrangements with universities in China, through which we promote our job offerings to and accept applications from their students. We also partner with universities in China to provide internship and graduate programs to develop a talent pipeline for our tutor team. In addition, we also attract outstanding experienced applicants through various online career website and regularly participate in job fairs to hire qualified candidates with one to two years of work experience.

Training

We provide our newly hired tutors with an orientation program to introduce their work flow and job responsibilities. To ensure our tutors will continue to engage and build relationship with students, we have developed systematic on-the-job training programs on four specific areas, including training that focuses on our corporate culture and responsibilities of tutors, standardized training for our tutors’ work flow, a training program that improves tutors’ personal capabilities, and a training program to enhance tutors’ management skills. Our tutors are required to attentively reach out to students at each stage of their learning process based on our standardized work flow provided in our training programs. We also train our tutors to identify signs of learning challenges of students and provide emotional support to students to help cope with the challenging aspects of their studies. We have an on-going review mechanism to assess our tutors’ job performance.

Evaluation and Compensation

We use various KPIs to measure the performance of our tutors, which include, among others, student retention, exercise completion, and student satisfaction. Students may provide feedback on the quality of our tutors anytime. Our tutors’ compensation consists of base salary and performance-based bonuses determined by student retention and class and exercise completion.

Education Content Development

Education Content Development Team

In addition to our instructors, we also have a dedicated team of staff focused on education content development. Our educational content development team focuses on the following three areas:

•
Develop our proprietary course curriculum and educational content. Our content development team mainly focuses on developing, updating and improving our syllabi and course materials to stay abreast of the latest trends in their respective subject areas. For example, our course materials for our Certified Public Accountant courses are typically updated to remain current with examination syllabus newly released by the Chinese Institution of Certified Public Accountants.
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

Content Development Process

We design and develop substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our students. We maintain a strict process for creating new course materials. Before new course material is officially applied, the drafts, along with the accompanying practice exercises, typically undergo multiple rounds of internal review. We generally pilot test new courses for up to six to twelve months before they are broadly released. We regularly update our course materials to stay abreast of the latest trends in their respective subject areas. We also develop and update curricula and course materials tailored for classes of different difficulty levels to address different educational requirements and needs of our students at different levels.

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

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2021, we had a technology research and development team of 1,191 professionals.

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

Our Online Platform

Students may enroll into our courses, attend live courses, review course materials and submit completed exercises through our website, PC terminal and mobile apps. Our online courses are offered through our website and mobile applications in a live streaming format. Students may attend online courses, review course materials, complete pre-class quizzes, watch past online courses, and complete practice exercises and problem sets through these portals.

We have built a user-friendly interface for students accessing our online classes on our website. Students may raise questions to our instructors in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Instructors may utilize the interactive board to highlight specific text phrases or knowledge points to students. Students may utilize their functions in reviewing course materials and submitting exercises.

We provide various interactive features to create an immersive learning experience. Students may raise questions to our teachers in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Teachers may utilize the interactive board to highlight specific text phrases or knowledge points to students.

Course Fees

Our course fees for our professional and vocational paid courses typically ranged from RMB99 to RMB15,800 per course, in 2021. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.

Our course fees are generally collected in full upon enrollment. We accept payments through major third-party online payment channels in China.

For our online courses, we allow students to withdraw from the enrolled courses at any time and receive refunds for the undelivered classes.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through various online and mobile channels. At the same time, we also generate sales leads from word-of-mouth referrals by our students. We believe our high quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

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

Our lower priced promotional program provides well-designed curriculum featuring a series of trial courses throughout a three-to-six-day period. The trial courses follow a similar format and are delivered by the same high quality instructors as our standard courses. Our instructors devote a significant amount of time in preparing these course materials in advance. We staff each class with the same high quality tutors as in our standard courses to assist with students’ daily study. Our lower priced promotional program creates an immersive experience for prospective students to understand the effectiveness of our superior teaching quality and our dual-teacher system.

The tutors attentively promote our standard courses to prospective students throughout the lower priced promotional program and continue to follow-up with them after the lower priced promotional program. Our instructors also promote our paid courses when delivering courses in the lower priced promotional program. We believe their promotion, combined with prospective students’ immersive experience of our courses, have served as an effective way to convert sales leads into paid course enrollments.

Data Privacy and Security

We are committed to protecting our students’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of our students.

Content Moderation

Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. Our tutors and quality assurance team monitor our live courses, chat messages and other content on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content.

Competition

The online professional education service market in China is fragmented, rapidly evolving and highly competitive. We face competition in each topic of our course offerings from other online educational service providers, such as TAL Education’s online courses.

We compete primarily on the following factors:

•
quality of education services and students’ learning experience;
•
the quality of teaching staff;
•
technology infrastructure and data analytics capabilities;
•
brand recognition; and
•
scope of course offerings.

We believe that we are well-positioned to effectively compete with our peers with respect to the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition in each part of our current and future course and service offerings, which could divert students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.”

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

As of the date of this annual report, we have registered 294 domain names relating to our business, 101 software copyrights, 3 literature work copyrights, 11 art work copyright, 25 patents and 805 trademarks in the PRC.

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

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

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

Amended Implementation Rules

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules provides, among others, that:

•
social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis; and
•
online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

Regulation Related to After-School Tutoring

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

On November 27, 2020, the MOE and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors (the “Notice”). The Notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will review the filings.

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

The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on 29 December 2006, was recently amended on 17 October 2020, which will take effect on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study, and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (ii) the provision of overseas education courses is strictly prohibited; (iii) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (iv) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (v) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (vi) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (vii) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion. The Beijing Measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit; (ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval; the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities; non-Academic AST Institutions providers are prohibited from offering tutoring services on academic subjects; (iv) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (v) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On February 8, 2022, the MOE issued the Key Points of Workstreams of the Year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education.

On March 3, 2022, the MOE jointly with other two authorities issued the Announcement on Regulating Non-Academic Subjects After-School Tutoring, which provides that, among others, (1) the non-academic subjects after-school tutoring institutions shall have corresponding qualifications, and the practitioners shall have corresponding certifications for professional capability; (2) tutoring fee information shall be made public; (3) non-academic subjects after-school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, and any unfair competition, monopoly or price fraud is prohibited; and (4) fees charged for non-academic subjects after-school tutoring shall be collected in such institutions’ special accounts, and fees shall not be collected or disguised collected in a lump sum for more than 60 classes or three months. In addition, tutoring for primary and middle schools students shall not allow any tutoring loans made to pay tutoring fees.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. However, as many of these regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, which was amended on July 3, 2017 and came into effect on September 1, 2017. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Beijing Gaotu, the VIE, and its subsidiaries, Shanghai Gaotu Yunji Education Technology Co., Ltd. and Tianjin Puxin Online School Education Technology Co., Ltd. currently holds a Value-added Telecommunications Business Operating License.

Regulation Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in China mainland, including: (i) establishing FIEs in China mainland either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China mainland either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

For detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (the “Negative List”), or the 2021 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, in December 2021 and came into effect in January 2022. The 2021 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2021 Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the 2021 Negative List, a domestic enterprise engaged in activities in any field prohibited from foreign investment under the 2021 Negative List shall be subject to review and approval by the relevant competent authorities for overseas listing and trading of shares, and any overseas investor in the enterprise shall not participate in the operation and management of the enterprise, and the equity ratio of overseas investors in the enterprise shall be governed mutatis mutandis by the relevant regulations on the management of domestic securities investments made by overseas investors.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002. The FITE Regulations were last amended on March 29, 2022 with effect from May 1, 2022. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; and (iii) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Online Transmission of Audio-Visual Programs

The PRC, State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, online education institutions like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

The CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, the Ministry of Culture, or MCOT (formerly known as the MOC), the SAMR and the National Radio and Television Administration jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System and complete the ICP filing procedure.

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

We currently hold a Permit for Production and Operation of Radio and TV Programs that is valid until November 4, 2023.

Regulation Related to Internet Culture Activities

On May 10, 2003, the MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was amended on February 17, 2011 and December 15, 2017. The Internet Culture Provisions require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services.

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

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no explicit interpretation from the governmental authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security, and Personal Information Protection

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

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

On June 10, 2021, the SCNPC promulgated the Data Security Law, which became effective in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as personal identity, location, mobile numbers and viewing histories, may be deemed to be sensitive personal information under the Personal Information Protection Law. The Personal Information Protection Law also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), or the Draft Measures for Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Draft Measures for Data Cross-border Transfer provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contains important data; (iii) where a personal information processor that has processed personal information of more than one million individuals provides personal information overseas; (iv) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. The CAC solicited comments on this Draft Measures for Data Cross-border Transfer, but it has not been formally adopted.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

As we provide information and services through our mobile apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulation Related to Publication Distribution

Under the Administrative Provisions on the Publications Market, or the Publication Market Provisions, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Publication Operation License from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Provisions. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We currently hold a Publication Operation License that is valid until April 30, 2022.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAMR and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers, such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data. Furthermore, advertisement contents related to price are subject to Price Law of the PRC, which provides, among others, that acts such as enticing consumers or other business operators to trade with them by means of false or misleading price are strictly prohibited and such acts may subject the actors to regulatory measures including rectifications, fines, and in the worst case scenario, termination of business or revocation of business license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.

The Computer Software Protection Regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

Patents

Pursuant to the Patent Law, a patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design, and a ten-year term for a utility model, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.

Trademark

Trademarks are protected by the PRC Trademark Law as well as its implementation rules. The Trademark Office of National Intellectual Property Administration under the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our trademarks.

Domain Name

According to the Administrative Measures on Internet Domain Names, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government mandates that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

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

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

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

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities, including the beneficiaries of the trust schemes directly or indirectly holding interests in our Cayman Islands holding company, have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulation Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

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

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was subsequently amended, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012, or Circular 27, and the Circular on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry, jointly promulgated by the Ministry of Finance, State Taxation Administration, National Development and Reform Commission and Ministry of Industry and Information Technology in November 2020, or Circular 45, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which repealed the original preferential tax treatment applicable to certain “key software enterprise”. Such circular provides that the enterprise income tax of certain “key software enterprise” would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.

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

Pursuant to the Arrangement between China Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a China mainland enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the China mainland enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

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

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Due to the COVID-19 pandemic, the PRC has granted certain tax benefits, such as exemption of VAT, to educational services entities in 2020. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period is further extended to March 31, 2021.

Regulation Related to M&A and Overseas Listings

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

On December 24, 2021, the State Council issued the Draft Provisions, and the CSRC issued the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On October 23, 2020, the SAMR promulgated Interim Provisions on the Review of Concentrations of Undertakings to further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

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

c.
Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
("BaiJiaHuLian HK")
Offshore
Onshore
Wuhan Yuexuebang Network Technology Co., Ltd
("Wuhan Yuexuebang")
Beijing Lexuebang Network Technology Co., Ltd
("Beijing Lexuebang")
Beijing Yuexuebang Network Technology Co., Ltd
("Beijing Yuexuebang")
Gaotu Education Technology Group Co., Ltd
("Beijing Gaotu") (1)
Shanghai Chuxuebang Network Technology Co., Ltd
("Shanghai Chuxuebang ")
Beijing GaoTuYunFan Technology Co., Ltd
Beijing Jiazi Technology Co., Ltd
Shanghai GaoTuYunJi Education Technology Co., Ltd
Zhengzhou GaoTuYunJi Education Technology Co., Ltd
Taiyuan GaoTuYunJi Education Technology Co., Ltd
Zhejiang GaoTuYunJi Education Technology Co., Ltd
Nanchang GaoTuYunJi Education Technology Co., Ltd
Tianjin Genshuixue Education Technology Co., Ltd
Changsha GaoTuYunJi Educational Technology Co., Ltd
Chengdu GaoTuYunJi Education Training School Co., Ltd
Zhengzhou GaoTuYunJi Education Technology Co., Ltd, Puyang Branch
Zhengzhou GaoTuYunJi Education Technology Co., Ltd, Jiaozuo Branch
Beijing GaoTuChengXi Travel Service Co., Ltd
Chengdu GaoTuYunJi Education Technology Co., Ltd
Shandong GaoTuYunJi Internet Technology Co., Ltd
Xi'an GaoTuYunJi Education Technology Co., Ltd
Wuhan GaoTuYunJi Education Technology Co., Ltd
Anhui Genshuixue Education Technology Co., Ltd
Jiangsu GaoTuYunJi Education Technology Co., Ltd
Beijing GaoTuYunJi Education Technology Co., Ltd
Tianjin Puxin Online School Education Technology Co., Ltd

⟶ 100% Equity interest (unless otherwise specified)

Note:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are exempted company with limited liability incorporated in the Cayman Islands. The WFOEs are our PRC subsidiaries and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing Gaotu, the VIE in the PRC which we refer to as the VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, the VIE and its shareholders (“Original Agreement”). On January 26, 2021, the WFOEs entered into a VIE supplementary agreement (“Supplementary Agreement”) with the VIE and the shareholders of the VIE. Pursuant to the Supplementary Agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the Original Agreement, enjoyed the same rights of Beijing Lexuebang under the Original Agreement and jointly assume the obligations of Beijing Lexuebang thereunder.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIE and its shareholders.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney executed by the VIE’s shareholders, each of them irrevocably authorized the WFOEs or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among the WFOEs, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to the WFOEs as security for performance of the obligations of the VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

We have registered the equity interest pledge under the equity interest pledge agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIE and the shareholders of the VIE, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable PRC laws, the VIE and its shareholders do not have any right to terminate the agreement.

Agreements that provide us with the call option to purchase the equity interests in the VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among the WFOEs, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOEs’ sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). The VIE and its shareholders covenant that, without the WFOEs' prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in the VIE have been transferred to the WFOEs or its designee(s).

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

In the opinion of Tian Yuan Law Firm, our PRC counsel:

•
the ownership structures of the VIE and the WFOEs in China are not in violation of applicable PRC laws and regulations currently in effect; and
•
the contractual arrangements between the WFOEs, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

d.
Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 28,627 square meters to support our content development activities and daily operations, with lease term ranging from one to six years. In addition, we lease approximately 26,603 square meters, to support our daily operations, with lease terms ranging from one to five years in 5 other provinces and municipalities throughout China. We lease all of the facilities that we currently occupy from independent third parties.

We also own several plots of commercial real estate in the Economics Development Area of Zhengzhou, China, which we use for business operations. The commercial real estate includes three office buildings, which have a combined gross floor area of 63,273 square meters. We believe that the facilities that we currently lease and the commercial real estate that we purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

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
Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. We have also benefited from the increasing internet penetration in China. At the same time, however, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. In particular, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Private Education—Regulation Related to Private Education” for more details. As a result, we ceased offering tutoring services related to academic subjects to students from kindergarten through grade nine by the end of 2021 and to students in senior high schools in February 2022, which contributed 80.7%, 87.5% and 91.4%, respectively, of our total revenues in 2019, 2020 and 2021. We have also taken other measures to maintain our continued operations and shifted our focus to our professional education service, vocational education service and digital products. In addition, we may become subject to fines or other penalties or be required to terminate certain operations, and we may incur material impairment and severance charges resulting from closure of operating centers, dismissal of employees and other actions we take in response to the latest regulatory developments.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected in 2022 and subsequent periods by the actions we have taken to date and consider taking to be in compliance with the New Regulations and our new business directives in the non-K12 business vertical. See also “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

In addition, the PRC government regulates various other aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

While our business is influenced by general factors affecting the online education industry in China, our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to execute new business strategies and attract students to enroll in our paid courses

Our net revenues primarily consist of course fees from our students. Our historical growth in net revenues is primarily driven by increase in our paid course enrollments. Our paid course enrollments increased from 2,187 thousand in 2019 to 5,871 thousand in 2020, primarily attributable to our online K-12 academic courses, which contributed 80.7% and 87.5%, respectively, of our total revenues in 2019 and 2020. However, in compliance with the latest PRC regulation pursuant to which tutoring services related to academic subject to students from kindergarten through grade nine are prohibited, we ceased offering the K-9 Academic AST Services by the end of 2021. We are exploring alternative strategic opportunities that can effectively leverage the resources and knowhow accumulated through our past K-9 Academic AST Services. We will continue to operate our business outside of the K-9 Academic AST Services and shift our focus towards developing course offerings and services for professional education, admission exam preparation and foreign language training, among others. We are also exploring possibilities in vocational education and digital products. If we fail to successfully execute our new business strategies and attract students to enroll in our courses, our financial condition and results of operations may be materially adversely affected.

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

Our ability to maintain our course fees

Our net revenues are also affected by the level of tuition fees we charge and average gross billing per paid course enrollment for our courses. Growth in the level of tuition fees we charge and average gross billing per paid course enrollment is dependent on our increased ability to charge premium fees for our course offerings. Our ability to charge premium pricing is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. Between 2019 and 2020, as well as between 2020 and 2021, we generally raised the standard tuition fee level we charged for our online K-12 academic courses, as well as our comprehensive tutoring services. In addition, our course fee may be subject to evolving regulations, which may set a price limit on our course fees. Moreover, as we continue to explore new business opportunities in professional education service, vocational education service and digital products, our new courses and product and service offerings may not have the same margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain our course fee level” for more details.

Our ability to manage our operational efficiency

Our operating margins depend on our ability to control our costs and realize additional operation leverage as we continue to operate. Our business changes may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our further development, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing areas. We will continue to implement additional systems and measures in order to effectively manage and support our business. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

We depend on our ability to sell and market our course offerings in a cost-effective manner to maintain and improve our operating margins. Selling expenses have historically been the largest item of our total operating expenses. Our selling expenses are primarily composed of compensation to our personnel involved in sales and marketing, selling expenses relating to our online and mobile marketing, and branding expenses. Our ability to maintain or lower our selling expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and recognition of our superior teaching quality to achieve word-of-mouth referrals. We may also incur increased research and development and general and administrative expenses due to the expansion of our course offerings in new areas.

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

Impact of COVID-19 on Our Operations and Financial Performance

All of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices and schools across China, and disrupted school schedules significantly. Consequently, the COVID-19 pandemic adversely affected our business operations, financial condition and operating results for 2021, including but not limited to negative impact to our total revenues and downward adjustments to our non-current assets.

Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 new variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variant of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding the COVID-19 pandemic and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2022 cannot be reasonably estimated at this time.

As of December 31, 2021, we had cash and cash equivalents of RMB728.9 million (US$114.4 million), restricted cash of RMB168.2 million (US$26.4 million) and short-term investments of RMB2,774.0 million (US$435.3 million). Our short-term investments mainly include investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the ongoing COVID-19 pandemic.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Net Revenues

In 2019, 2020 and 2021, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months and all of our online K-12 academic courses were delivered in less than 60 classes. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

As a result of the new regulations previously disclosed, we changed our disaggregation of revenue to better disclose the performance of our business following the business restructuring. Non-K-12 academic subject tutoring services amounting to RMB378.3 and RMB871.9 in 2019 and 2020, previously included in online tutoring services, were reclassified to comprehensive tutoring services and others.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Online K-12 academic subject tutoring services	1,706,538	80.7	6,237,399	87.5	6,000,639	941,631	91.4
Comprehensive tutoring services	408,317	19.3	887,345	12.5	561,108	88,050	8.6
Total	2,114,855	100.0	7,124,744	100.0	6,561,747	1,029,681	100.0

Our comprehensive tutoring revenues in 2019, 2020 and 2021 consisted primarily of course fees from our offline business consulting courses, professional education, vocational education, digital products and other tutoring services. Our offline business consulting courses target the principals and other officers of private education institutions who want to improve their management skills.

Our online K-12 academic subject tutoring services contributed more than 80.0% of our revenues in 2019, 2020 and 2021. However, in compliance with the New Regulations, we ceased offering K-9 Academic AST Services by the end of 2021 and our Senior High School Academic AST Services in February 2022, and shifted our focus towards our professional education service, vocational education service, and digital products. The cessation of our K-9 Academic AST Services has materially and adversely affected our financial condition and results of operations in 2021 and we expect it will continue to have a material and adverse effect on our financial condition and results of operations in 2022 and subsequent periods.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB535.9 million, RMB1,762.5 million and RMB2,397.6 million (US$376.2 million) in 2019, 2020 and 2021, respectively. Our cost of revenues also includes costs for teaching materials, rental expenses for our office space and server and labor costs.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB1,040.9 million, RMB5,816.2 million and RMB5,129.3 million (US$804.9 million) in 2019, 2020 and 2021, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense.

Research and development expenses. We recorded research and development expenses of RMB212.2 million, RMB734.5 million and RMB1,252.9 million (US$196.6 million) in 2019, 2020 and 2021, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, rental expenses for office space and others.

General and administrative expenses. We recorded general and administrative expenses of RMB110.1 million, RMB566.6 million and RMB720.3 million (US$113.0 million) in 2019, 2020 and 2021, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel.

Taxation

We had income tax expense of RMB17.0 million in 2019, income tax benefit of RMB34.6 million in 2020 and income tax expense of RMB40.9 million (US$6.4 million) in 2021. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the China mainland.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.

China Mainland

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

Beijing Gaotu, the VIE, qualified as national high and new technology enterprise, or HNTE, in August 2017, which reduced its enterprise income tax rate to 15%. Its HNTE qualification has been renewed and set to expire by December 2023.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	2,114,855	100.0	7,124,744	100.0	6,561,747	1,029,681	100.0
Cost of revenues(1):	(535,912)	(25.3)	(1,762,548)	(24.7)	(2,397,604)	(376,236)	(36.5)
Gross profit	1,578,943	74.7	5,362,196	75.3	4,164,143	653,445	63.5
Operating expenses
Selling expenses(1)	(1,040,906)	(49.3)	(5,816,214)	(81.6)	(5,129,267)	(804,894)	(78.2)
Research and development expenses(1)	(212,197)	(10.0)	(734,450)	(10.3)	(1,252,877)	(196,604)	(19.1)
General and administrative expenses(1)	(110,106)	(5.2)	(566,565)	(8.0)	(720,253)	(113,023)	(11.0)
Impairment loss on long-lived assets	—	—	—	—	(52,544)	(8,245)	(0.8)
Impairment loss on goodwill	—	—	—	—	(43,300)	(6,795)	(0.7)
Disposal loss on assets	—	—	—	—	(146,245)	(22,949)	(2.2)
Total operating expenses	(1,363,209)	(64.5)	(7,117,229)	(99.9)	(7,344,486)	(1,152,510)	(112.0)
Income (loss) from operations	215,734	10.2	(1,755,033)	(24.6)	(3,180,343)	(499,065)	(48.5)
Interest income	8,861	0.4	3,372	0.0	31,460	4,937	0.5
Realized gains from investments	11,395	0.5	70,403	1.0	65,763	10,320	1.0
Other income	6,462	0.3	269,657	3.8	49,469	7,763	0.8
Other expenses	(213)	0.0	(16,011)	(0.2)	(28,563)	(4,482)	(0.4)
Income (loss) before provision for income tax and share of results of equity investees	242,239	11.4	(1,427,612)	(20.0)	(3,062,214)	(480,527)	(46.6)
Income tax (expenses) benefits	(16,957)	(0.8)	34,619	0.4	(40,949)	(6,426)	(0.6)
Share of results of equity investees	1,348	0.1	63	0.0	(302)	(47)	0.0
Net income (loss)	226,630	10.7	(1,392,930)	(19.6)	(3,103,465)	(487,000)	(47.2)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	16,504	66,422	118,145	18,540
Selling expenses	5,606	18,039	44,402	6,968
Research and development expenses	16,357	94,952	130,620	20,497
General and administrative expenses	21,770	59,033	52,092	8,174
Total	60,237	238,446	345,259	54,179

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our net revenues decreased by 7.9% from RMB7,124.7 million in 2020 to RMB6,561.7 million (US$1,029.7 million) in 2021. This decrease was primarily due to the decrease in net revenues from our online K-12 academic courses, which had been subsequently ceased in compliance with the regulatory developments, and, to some extent, the decrease in net revenues from our comprehensive tutoring services.

Net revenues from our online K-12 academic courses decreased by 3.8% from RMB6,237.4 million in 2020 to RMB6,000.6 million (US$941.6 million) in 2021. This decrease was primarily due to the decrease in paid course enrollments in our online K-12 academic courses. Our K-12 academic paid course enrollments decreased by 49.7% from 5,429 thousand in 2020 to 2,731 thousand in 2021. The decrease in paid course enrollments were primarily attributable to the actions we have taken in compliance with the latest PRC regulations. Following the introduction of the New Regulations related to the after-school tutoring sector, adjustment had been implemented to our organizational structure, which included termination of 10 operation centers, personnel reduction, etc. As a result, we suffered large summer tuition refunds in the third quarter of 2021. As we have ceased offering K-9 related courses by the end of 2021, we expect the cessation will have a material adverse impact on the Company's revenues in 2022 and subsequent periods.

Net revenues from our comprehensive tutoring services decreased by 36.8% from RMB887.3 million in 2020 to RMB561.1 million (US$88.1 million) in 2021. This decrease was primarily due to the decrease in paid course enrollments in our comprehensive tutoring services. Paid course enrollments of our comprehensive tutoring services decreased by 31.7% from 442 thousand in 2020 to 302 thousand in 2021. The decrease was primarily due to restructuring of our business and organization in compliance with the latest PRC regulation, as a result of which a large number of tutors, sales and marketing, research and development personnel serving for our comprehensive tutoring services had been dismissed because of the termination of our operation centers. The scale of our comprehensive tutoring was adversely affected.

Costs of revenues

Our cost of revenues increased by 36.0% from RMB1,762.5 million in 2020 to RMB2,397.6 million (US$376.2 million) in 2021. This increase was primarily due to increased severance costs for the reduction of instructors and tutors in the third quarter of 2021.

Gross profit

As a result of the foregoing, our gross profit decreased by 22.3% from RMB5,362.2 million in 2020 to RMB4,164.1 million (US$653.4 million) in 2021. Our gross margin decreased from 75.3% in 2020 to 63.5% in 2021.

Operating expenses

Our total operating expenses increased by 3.2% from RMB7,117.2 million in 2020 to RMB7,344.5 million (US$1,152.5 million) in 2021.

Selling expenses. Our selling expenses decreased from RMB5,816.2 million in 2020 to RMB5,129.3 million (US$804.9 million) in 2021. The decrease was mainly due to our decreased spending on branding and marketing activities due to the impact of latest PRC regulations, which decreased from RMB4,489.0 million in 2020 to RMB3,389.2 million (US$531.8 million) in 2021, partially offset by an increase in compensation, which includes severance costs to sales and marketing staff as a result of the personnel reduction in the third quarter of 2021.

Research and development expenses. Our research and development expenses increased by 70.6% from RMB734.5 million in 2020 to RMB1,252.9 million (US$196.6 million) in 2021, primarily due to an increase in compensation, which includes severance costs in the third quarter of 2021, for education content development professionals and technology development personnel.

General and administrative expenses. Our general and administrative expenses increased by 27.1% from RMB566.6 million in 2020 to RMB720.3 million (US$113.0 million) in 2021. This increase was primarily attributable to an increase in compensation to general and administrative staff, which includes severance costs in the third quarter of 2021.

Impairment loss and disposal loss. Our impairment loss on long-lived assets and goodwill was RMB95.8 million (US$15.0 million) and disposal loss was RMB146.2 million (US$22.9 million) in 2021, compared with nil and nil in 2020. As a result of the changes in the regulatory environment of the online education industry and the restructuring of our business and organization, we disposed some assets and performed an impairment assessment on long-lived assets and goodwill, and recognized the disposal loss and impairment loss in 2021.

Income (Loss) from operations

We had loss from operations of RMB1,755.0 million in 2020 and loss from operations of RMB3,180.3 million (US$499.1 million) in 2021.

Income tax expenses (benefit)

We incurred income tax benefit of RMB34.6 million in 2020 and had income tax expense of RMB40.9 million (US$6.4 million) in 2021, primarily due to the loss from operations we had in 2021, effect of research and development super-deduction, preferential tax rate and valuation allowance against deferred tax assets.

Net income (loss)

As a result of the foregoing, we had a net loss of RMB1,392.9 million in 2020 and a net loss of RMB3,103.5 million (US$487.0 million) in 2021.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our net revenues increased by 236.9% from RMB2,114.9 million in 2019 to RMB7,124.7 million in 2020. This increase was primarily driven by the increase in net revenues from our K-12 courses and, to some extent, the increase in net revenues from our foreign language, professional and admission courses, partially offset by the decrease in other revenues as we stopped providing membership-based services to teachers under our earlier business model in August 2018.

Net revenues from our K-12 courses increased by 265.5% from RMB1,706.5 million in 2019 to RMB6,237.4 million in 2020. This increase was primarily driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses. The average tuition fee increase contributed RMB144.3 million of the incremental increase in K-12 courses net revenues between 2019 and 2020. The growth in paid course enrollments contributed RMB4,386.6 million of the incremental increase in K-12 courses net revenues between 2019 and 2020.

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

Net revenues from our foreign language, professional and admission courses increased by 130.5% from RMB378.3 million in 2019 to RMB871.9 million in 2020. This increase was primarily driven by the growth in paid course enrollments in our foreign language, professional and admission courses, as well as the higher level of tuition fees we charged our foreign language, professional and admission course students, both of which were driven by upgrades in our course content and structure. The average tuition fee increase contributed RMB70.2 million of the incremental increase in foreign language, professional and admission courses net revenues between 2019 and 2020. The growth in paid course enrollments contributed RMB423.4 million of the incremental increase in foreign language, professional and admission courses net revenues between 2019 and 2020.

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

The net revenues indicate how fast we are expanding with different revenue sources and what size we have grown into, the paid course enrollments measure how efficient our current strategy has been executed, and the average gross billing per paid course enrollment displays how much we charge each student on average. All these three metrics will provide the management team with insight into the effectiveness of existing strategies and guidance for strategic plans for the upcoming year.

Costs of revenues

Our cost of revenues increased by 228.9% from RMB535.9 million in 2019 to RMB1,762.5 million in 2020. This increase was primarily due to our increased recruitment of teaching staff, including instructors and tutors, as we continued to expand our business operations, the increase in compensation for our teaching staff as we continued to attract and retain high quality teaching staff, the increase in expenses for our teaching materials, increased rental expenses for office space as well as server and bandwidth costs.

Gross profit

As a result of the foregoing, our gross profit increased by 239.6% from RMB1,578.9 million in 2019 to RMB5,362.2 million in 2020. Our gross margin slightly increased from 74.7% in 2019 to 75.3% in 2020.

Operating expenses

Our total operating expenses increased by 422.1% from RMB1,363.2 million in 2019 to RMB7,117.2 million in 2020, as all components of operating expenses increased.

Selling expenses. Our selling expenses increased from RMB1,040.9 million in 2019 to RMB5,816.2 million in 2020. This significant increase was mainly driven by our increased spending on branding and marketing activities to expand customer base and enhance our brands, including expenses relating to online and mobile marketing, which increased from RMB727.8 million in 2019 to RMB4,489.0 million in 2020, new marketing initiatives including offline channels, short reviews, live steaming, as well as the increase in compensation to our sales and marketing staff.

Research and development expenses. Our research and development expenses increased by 246.1% from RMB212.2 million in 2019 to RMB734.5 million in 2020, primarily due to an increase in the number of education content development professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses. Our general and administrative expenses increased by 414.6% from RMB110.1 million in 2019 to RMB566.6 million in 2020. This increase was primarily attributable to an increase in payroll costs due to an increase in the number of our general and administrative personnel, an increase in compensation paid to general and administrative personnel, as well as an increase in fees related to independent internal review.

Income (Loss) from operations

We had income from operations of RMB215.7 million in 2019 and loss from operations of RMB1,755.0 million in 2020.

Income tax expenses (benefit)

We incurred income tax expense of RMB17.0 million in 2019 and had income tax benefit of RMB34.6 million in 2020, primarily due to the loss from operations we had in 2020, effect of compensation expense deduction, research and development super-deduction and preferential tax rate.

Net income (loss)

As a result of the foregoing, we had a net income of RMB226.6 million in 2019 and a net loss of RMB1,392.9 million in 2020.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

Historically, we offered a comprehensive set of online K-12 courses, which primarily included K-12 after-school tutoring courses covering major subjects at all grades. Our online K-12 academic subject tutoring services contributed 80.7%, 87.5% and 91.4%, respectively, of our total revenues in 2019, 2020 and 2021. However, the recent regulatory developments relating to after-school tutoring services, including the Alleviating Burden Opinion and its implementation measures, prohibit, among other things, academic AST providers from offering classes over contents outside of or in advance of the school curriculum. See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In compliance with the New Regulations, we ceased offering the K-9 Academic AST Services by the end of 2021 and the Senior High School Academic AST Services in February 2022. The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will continue to have a material adverse impact on our revenues in 2022 and subsequent periods. See “Item 3. Key Information—D. Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” and “—The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

b.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	1,285,054	603,273	(4,185,807)	(656,845)
Net cash (used in) generated from investing activities	(2,504,566)	(5,596,304)	4,812,502	755,188
Net cash generated from (used in) financing activities	1,246,065	5,272,100	(100,614)	(15,789)
Effect of exchange rate changes	14,155	2,188	15,818	2,483
Net increase in cash and cash equivalents	40,708	281,257	541,899	85,037
Cash, cash equivalents and restricted cash at the beginning of the year	33,259	73,967	355,224	55,742
Cash, cash equivalents and restricted cash at the end of the year	73,967	355,224	897,123	140,779

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash generated by historical equity financing activities. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB74.0 million, RMB355.2 million and RMB728.9 million (US$114.4 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of December 31, 2019, 2020 and 2021, our restricted cash were nil, nil and RMB168.2 million (US$26.4 million), respectively. Restricted cash mainly represents the upfront tuition fee collected and deposited in a custodian bank account regulated by the government, and will be released as the courses are being delivered. As of December 31, 2019, 2020 and 2021, our short-term investments were RMB1,473.5 million, RMB7,331.3 million and RMB2,774.0 million (US$435.3 million), respectively. Short-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months. As of December 31, 2019, 2020 and 2021, our long-term debt investments were RMB1,181.7 million, RMB525.4 million and nil, respectively, and they have maturities longer than twelve months. As of December 31, 2019, 2020 and 2021, our prepaid expenses and other current assets were RMB252.7 million, RMB722.7 million and RMB250.1 million (US$39.2 million), respectively. Our prepaid expenses and other current assets consist of prepaid other service fees, prepaid VAT and income tax, contract costs and receivables from broker.

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

As of December 31, 2021, 98.7% and 1.3% of our cash and cash equivalents were held in China mainland, and Cayman, respectively, of which 58.4% were denominated in Renminbi and 41.6% were denominated in U.S. dollars. As of December 31, 2021, 68.1% of our short-term investments were held in China and denominated in Renminbi. As of December 31, 2021, 32.5% of cash and cash equivalents and 37.4% of our short-term investments were held by the VIE and its subsidiaries.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in 2021 was RMB4,185.8 million (US$656.8 million), primarily attributable to a net loss of RMB3,103.5 million (US$487.0 million), adjusted for non-cash items that primarily consisted of RMB320.9 million (US$50.4 million) in share-based compensation, RMB242.1 million (US$38.0 million) in disposal loss on assets and impairment loss on long-lived assets and goodwill, RMB112.6 million (US$17.7 million) in depreciation of property, equipment and software and amortization of intangible assets, a decrease of RMB942.3 million (US$147.9 million) in accrued expenses and other current liabilities, a decrease of RMB1,737.5 million (US$272.7 million) in deferred revenue due to the course delivery, and a decrease of RMB459.5 million (US$72.1 million) in prepaid expenses and other current assets.

Net cash generated from operating activities in 2020 was RMB603.3 million, primarily attributable to a net loss of RMB1,392.9 million, adjusted for non-cash items that primarily consisted of RMB238.4 million in share-based compensation, an increase of RMB1,508.9 million in accrued expenses and other current liabilities, an increase of RMB1,384.4 million in deferred revenue due to our rapid business expansion, an increase of RMB480.0 million in prepaid expenses and other current assets and an increase of RMB614.2 million in other assets.

Net cash generated from operating activities in 2019 was RMB1,285.1 million, primarily attributable to a net income of RMB226.6 million, adjusted for non-cash items that primarily consist of RMB60.2 million in share-based compensation, and a RMB1,065.6 million increase in deferred revenue resulting from our rapid business expansion.

Investing activities

Net cash generated from investing activities in 2021 was RMB4,812.5 million (US$755.2 million), primarily due to the proceeds from the maturity of short-term and long-term investments of RMB51,064.0 million (US$8,013.1 million), partially offset by purchase of short-term investments of RMB46,001.6 million (US$7,218.6 million).

Net cash used in investing activities in 2020 was RMB5,596.3 million, primarily due to the purchase of short-term investments of RMB17,394.6 million, partially offset by proceeds from the maturity of short-term investments of RMB11,689.2 million.

Net cash used in investing activities in 2019 was RMB2,504.6 million, primarily due to the purchase of short-term investments of RMB8,727.8 million and long-term investments of RMB1,109.2 million, partially offset by proceeds from maturity of short-term investments of RMB7,393.4 million.

Financing activities

Net cash used in financing activities in 2021 was RMB100.6 million (US$15.8 million), primarily due to an installment payment of RMB100.6 million (US$15.8 million) for the properties purchases in Zhengzhou in 2020.

Net cash generated from financing activities in 2020 was RMB5,272.1 million, primarily due to net proceeds raised from the private placement of our Class A ordinary shares in December 2020 of RMB5,687.3 million, partially offset by the repurchase of ordinary shares for an amount of RMB282.5 million and an installment payment of RMB132.2 million for the properties purchases in Zhengzhou.

Net cash generated from financing activities in 2019 was RMB1,246.1 million, primarily attributable to net proceeds from our initial public offering and the exercise of over-allotment option by the underwriters of RMB1,366.9 million, partially offset by the repurchase of ordinary shares amounting RMB86.7 million.

Material Cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent period primarily include our capital expenditures, operating lease obligations and real estate purchase obligations.

Our capital expenditures primarily relate to purchase of commercial real estate, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB61.3 million, RMB490.6 million and RMB372.9 million (US$58.5 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering and our private placement of Class A ordinary shares in December 2020. We will continue to make capital expenditures to meet the expected growth of our business.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The following table sets forth our contractual obligations by specified categories as of December 31, 2021:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Operating lease commitments(1)	442.8	109.0	211.7	106.6	15.5
Real estate purchase obligations	26.6	—	26.6	—	—
Total	469.4	109.0	238.3	106.6	15.5

Note:

(1)
Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

c.
Research and Development, Patents and Licenses, etc.

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2021, we had a technology research and development team of 731 professionals.

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. For more information about our technology capabilities and our intellectual property rights, see “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

d.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

e.
Critical Accounting Estimates

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

Income Taxes and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Impairment assessment of long-lived assets other than goodwill

We review our long-lived assets (including finite-lived intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected discounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Application of a long-lived assets impairment test requires significant management judgment. The judgment in estimating the fair value of the assets includes estimating future cash flows, or prices and other relevant information generated by market transactions, consideration of the impact of COVID-19 and the new regulations, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value of the assets.

Impairment assessment of goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. As part of the annual goodwill impairment test, we first perform a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test is performed to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value.

Application of a goodwill impairment test requires significant management judgment. The judgment in estimating the fair value of reporting unit includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of COVID-19 and the new regulations, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

Valuation of share-based compensation

Compensation expense is recognized for all grants of share options and restricted stock units. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period.

Recently Issued Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

a.
Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	50	Chairman of the Board of Directors and Chief Executive Officer
Jin Cui	64	Independent Director
Yiming Hu	50	Independent Director
Ming Liao	50	Independent Director
Xiuping Qi	44	Vice President
Nan Shen	37	Chief Financial Officer

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

Ms. Jin Cui has served as our director since September 2021. Ms. Cui has extensive experience in public accounting. Ms. Cui served as a partner at Deloitte Beijing from 2000 to 2018 and as a partner at Zhonggongxin Certified Public Accountants from 1994 to 2000. Ms. Cui was also the chief financial officer of Youshi Contact Lens Co., Ltd. from 1991 to 1994, and had seven years of working experience at Zhonghua Certified Public Accountants. Ms. Cui received her bachelor’s degree in accounting from Beijing Technology and Business University. Ms. Cui is a Certified Public Accountant in China and is among the first batch of senior members of the Chinese Institute of Certified Public Accountants.

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
Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB1.5 million (US$228 thousand) and RMB2.3 million (US$360 thousand) in cash to our executive officers and non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than 1% of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 28, 2022, 5,120,211 options have been granted and are outstanding and 2,815,359 restricted share units have been granted and are outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the outstanding awards granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Xiuping Qi	*	0.01	December 31, 2016 and December 31, 2018	December 31, 2026 and December 31, 2028
Nan Shen	*	0.01	December 31, 2018	December 31, 2028
Total	1,120,000

Note:

* Aggregate number of shares represented by all grants of options to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

As of February 28, 2022, our employees other than members of our directors and officers as a group held 4,000,211 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 28, 2022, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Yiming Hu	*	August 21, 2019	August 21, 2029
Ming Liao	*	August 21, 2019	August 21, 2029
Total	18,000

Note:

* Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

As of February 28, 2022, our employees other than members of our directors and officers as a group held 2,797,359 outstanding restricted share units.

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

Audit Committee. Our audit committee consists of Jin Cui, Yiming Hu and Ming Liao. Jin Cui is the chairman of our audit committee. We have determined that Jin Cui, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Jin Cui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jin Cui, Yiming Hu and Ming Liao. Yiming Hu is the chairman of our compensation committee. We have determined that Jin Cui, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jin Cui, Yiming Hu and Ming Liao. Ming Liao is the chairman of our nominating and corporate governance committee. We have determined that Jin Cui, Yiming Hu and Ming Liao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Our directors may be removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

d.
Employees

We had 6,435, 22,570 and 9,015 employees as of December 31, 2019, 2020 and 2021, respectively. All of our full-time employees are located in China. The following table sets forth the number of our employees by function as of December 31, 2021:

Function:	As of December 31, 2021
Instructors*	433
Tutors	4,517
Technology and content research and development	1,191
User growth	820
Sales	1,466
General and administrative	588
Total	9,015

Note:

* Include instructors for online K-12 academic courses, professional and vocational education courses.

Besides full-time instructors, we also engage contract instructors to deliver our courses. As of December 31, 2021, we employed 433 full-time instructors and had 290 contract instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contract instructors generally enter into service contracts with us and are not required to come into our office to deliver lessons. Our 433 full-time employed instructors also engage in content development activities.

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

e.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 171,386,491 ordinary shares outstanding as of February 28, 2022, comprising of 98,081,203 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen(1)	2,533,333	73,305,288	44.3%	88.5%
Jin Cui(2)	—	—	—	—
Yiming Hu(3)	*	—	*	*
Ming Liao(4)	*	—	*	*
Xiuping Qi(5)	*	—	*	*
Nan Shen(5)	*	—	*	*
All Directors and Executive Officers as a Group	3,665,893	73,305,288	44.9%	88.6%
Principal Shareholders:
Ebetter International Group Limited(1)	*	73,305,288	43.2%	88.3%
Nomura Global Financial Products, Inc.(6)	10,685,836	—	6.2%	1.3%
Goldman Sachs & Co. LLC(7)	9,094,469	—	5.3%	1.1%

Notes:

* Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

** Except as indicated otherwise below, the business address of our directors and executive officers is 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2022.

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

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 1,733,333 Class A ordinary shares represented by 2,600,000 ADSs held by Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)
The business address of Ms. Jin Cui is 202, Unit 4, Building 8, No.9, Yuyuantan South Road, Haidian District, Beijing, People’s Republic of China.
(3)
Represents the Class A ordinary shares held by Mr. Yiming Hu. The business address of Yiming Hu is 908, Block A, West Four Ring, Haidian District, Beijing, People’s Republic of China.
(4)
Represents the Class A ordinary shares held by Mr. Ming Liao. The business address of Ming Liao is Room Nos. 2524-2525, 25-F, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong.
(5)
Represents the Class A ordinary shares held by Irefresh Future Limited, a British Virgin Islands company. Irefresh Future Limited is ultimately owned by Irefresh Future Trust, a trust established under a trust deed between us and Maples Trustee Services (Cayman) Limited as trustee. The trust’s participants and beneficiaries are our employees who transferred shares of our company beneficially owned by them to the trust to be held for their benefit. The trust deed provides that the trustee shall not exercise the voting rights attached to the shares held by Irefresh Future Limited in our company unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company, including Mr. Xiuping Qi, and Ms. Nan Shen, each of whom is an officer of our company. The registered address of Irefresh Future Limited is at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)
Represents 10,685,836 Class A ordinary shares held by Nomura Global Financial Products, Inc., a Delaware company, as reported in a Schedule 13G jointly filed by Nomura Global Financial Products, Inc. and Nomura Holdings, Inc. on February 16, 2021. Nomura Global Financial Products, Inc. is a wholly owned subsidiary of Nomura Holdings, Inc., a company incorporated in Japan. The business address of Nomura Global Financial Products, Inc. is Worldwide Plaza, 309 West 49th Street, New York, NY 10019.
(7)
Represents 9,094,469 Class A ordinary shares held by Goldman Sachs & Co. LLC, a New York company, as reported in a Schedule 13G amendment jointly filed by Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. on January 27, 2022. Goldman Sachs & Co. LLC is a wholly owned subsidiary of The Goldman Sachs Group, Inc., a Delaware company. The business address of Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

As of February 28, 2022, 95,796,616 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 95,796,616 Class A ordinary shares, representing approximately 55.9% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

b.
Related Party Transactions

Contractual Arrangements with the VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Beijing Youlian Global Education Technology Co., Ltd.

Transactions with Beijing Youlian Global Education Technology Co., Ltd. Beijing Youlian Global Education Technology Co., Ltd., or Beijing Youlian, was an investee company of ours that was dissolved in June 2020. We had amounts due from Beijing Youlian of nil, nil and nil, as of December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, we earned revenue from providing technical services to Beijing Youlian that amounted to RMB566 thousand, nil and nil, respectively. For the years ended December 31, 2019, 2020 and 2021, we incurred expenses on advertising service provided by Beijing Youlian that amounted to RMB3.6 million, RMB1.5 million and nil, respectively. Beijing Youlian was dissolved in June 2020.

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

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GAOTU Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020—an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. Briefing on the Company’s motion to dismiss the complaint was completed on February 7, 2022. The court has yet to rule on the motion. The action remains at its preliminary stages as of the date of this annual report. We believe the case is without merit and intend to defend the action vigorously.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

b.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

a.
Offering and Listing Details.

See “—C. Markets.”

b.
Plan of Distribution

Not applicable.

c.
Markets

Our ADSs have been listed on the NYSE under the symbol “GSX” since June 6, 2019. On May 6, 2021, we changed our ticker symbol from “GSX” to “GOTU”.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

d.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.”

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

We believe that Gaotu Techedu Inc. is not a PRC resident enterprise for PRC tax purposes. Gaotu Techedu Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Gaotu Techedu Inc. meets all of the conditions above. Gaotu Techedu Inc. is a company incorporated outside of the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Gaotu Techedu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Gaotu Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Gaotu Techedu Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Gaotu Techedu Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the 2021 taxable year and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the New York Stock Exchange and is considered readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website https://ir.gaotu.cn. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

As of December 31, 2021, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,412.9 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$197.4 million. Assuming we had converted RMB2,412.9 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.0000 as of the end of 2021, our U.S. dollar cash balance would have been US$576.0 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$613.9 million instead. Assuming we had converted US$197.4 million into RMB at the exchange rate of RMB6.3726 for US$1.0000 as of the end of 2021, our RMB cash balance would have been RMB3,670.9 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB3,556.5 million instead.

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

e.
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

UptoUS$0.05perADSissued
• Cancellation of ADSs, including the case of termination of the deposit agreement	UptoUS$0.05perADScancelled
• Distribution of cash dividends	UptoUS$0.05perADSheld
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	UptoUS$0.05perADSheld
• Distribution of ADSs pursuant to exercise of rights	UptoUS$0.05perADSheld
• Distribution of securities other than ADSs or rights to purchase additional ADSs	UptoUS$0.05perADSheld
• Depositary services	UptoUS$0.05perADSheldontheapplicablerecorddate(s)establishedbythedepositarybank

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

f.
Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, no payment was received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from June 5, 2019, the date that the Registration Statement on Form F-1 in relation to our initial public offering was declared effective by the SEC, to December 31, 2021, we have used all of the proceeds from our initial public offering for general corporate purposes, which included improving students’ learning experience and educational content development, recruiting high quality teaching staff, improving technology infrastructure, spending on marketing and brand promotions, and funding our working capital.

ITEM 15. CONTROLS AND PROCEDURES

a.
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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

b.
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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gaotu Techedu Inc. (formerly GSX Techedu Inc.) and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 26, 2022 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2022

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jin Cui, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.gaotu.cn/governance/documents.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID 1113), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2020	2021
	RMB	RMB
	(in thousands)
Audit fees (1)	13,960	13,800
Audit related fees (2)	13,586	27,454
Tax fees (3)	1,776	1,380
All other fees (4)	1,743	—

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million worth of our shares. In May 2020, we repurchased approximately 1.1 million ADSs for approximately US$39.8 million, or US$35.2 per ADS. We had not made any share repurchase under the share repurchase program in 2021.

On March 30, 2021, Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, indicated that he intended to use his personal funds to purchase up to US$50.0 million of our shares over the next 12 months. As of December 31, 2021, Mr. Larry Xiangdong Chen had purchased an aggregate of 2.6 million ADSs for US$23.9 million from the open market, or at a weighted average price of US$9.2 per ADS, using his personal funds.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Gaotu Techedu Inc. and its subsidiaries are included at the end of this annual report.

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
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.4

English translation of the executed form of the Powers of Attorney granted by shareholders of the VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.5

English translation of the Equity Interest Pledge Agreement among Beijing Lexuebang, the VIE and shareholders of the VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.6

English translation of the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang and the VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.7

English translation of the Exclusive Call Option Agreement among Beijing Lexuebang, the VIE and shareholders of the VIE dated March 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.9

English translation of Framework Cooperation Agreement regarding the Transfer of 100% Equity Interest in Zhengzhou Kaitong Kegongmao Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-38923) filed with the Securities and Exchange Commission on April 3, 2020)

4.10

Supplementary Agreement among Beijing Lexuebang, the VIE, shareholders of the VIE, Beijing Yuexuebang and Wuhan Yuexuebang dated January 26, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-38923) filed with the SEC on April 26, 2021)

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

Gaotu Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chief Executive Officer

Date: April 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaotu Techedu Inc. (formerly GSX Techedu Inc.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Basis for Opinion - continued

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

Revenue recognition – Online K-12 academic subject tutoring services – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from tutoring fees the Company charges students in advance for its online K-12 academic subject tutoring services for the year ended December 31, 2021. The Company recognizes the majority of these revenues as the online services or classes are delivered.

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

Critical Audit Matter - continued

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

• We performed data analysis on a number of aspects, including student registration, cash payment timing and accounts, student behavior associated with class attendance, and other areas that we identified through our risk assessment process to identify transactions with characteristics of audit interest.

• We performed an IT infrastructure capacity analysis to verify whether the Company has the IT infrastructure capacity to deliver the volume of classes associated with enrollments.

• We performed test of details over revenue transactions, including billing amounts, cash collection which is tracked in the payment and ordering systems, class login records, acceptance of learning materials, and recalculated the revenue recognized in the corresponding period, on a sample basis.

• We tested the reconciliation between the balances to be received from third-party online payment channels recorded in the ledger and the balances confirmed by the third-party online payment channels.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2022

We have served as the Company’s auditor since 2018.

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	355,224	728,934	114,386
Restricted cash	—	168,189	26,393
Short-term investments (including available-for-sale debt securities of RMB6,727,493 and RMB2,199,372 as of December 31, 2020 and 2021, respectively)	7,331,268	2,774,000	435,301
Inventory	48,074	15,595	2,447
Prepaid expenses and other current assets	722,682	250,068	39,241
Total current assets	8,457,248	3,936,786	617,768
Non-current assets
Operating lease right-of-use assets	806,591	353,877	55,531
Property, equipment and software, net	704,338	680,009	106,708
Intangible assets	13,219	77	12
Land use rights	28,983	28,178	4,422
Long-term investments (including available-for-sale debt securities of RMB525,373 and nil as of December 31, 2020 and 2021, respectively)	530,729	—	—
Goodwill	43,631	331	52
Deferred tax assets	48,324	—	—
Rental deposit	51,499	22,544	3,538
Other non-current assets	1,230	2,864	450
TOTAL ASSETS	10,685,792	5,024,666	788,481
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB623,002 and RMB417,032 as of December 31, 2020 and 2021, respectively)	1,315,502	693,265	108,789
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	2,724,614	986,993	154,881
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB125,986 and RMB41,479 as of December 31, 2020 and 2021, respectively)	152,622	80,010	12,555
Income tax payable of the consolidated VIE without recourse to the Group	4,654	—	—
Total current liabilities	4,197,392	1,760,268	276,225

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,125	9,225	1,448
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB527,692 and RMB158,824 as of December 31, 2020 and 2021, respectively)	644,143	276,035	43,316
Deferred tax liabilities of the consolidated VIE without recourse to the Group	78,697	71,616	11,238
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	4,171
TOTAL LIABILITIES	4,955,937	2,143,724	336,398
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2020 and 2021; 96,821,132 and 99,277,116 shares issued; 96,455,774 and 98,032,240 shares outstanding as of December 31, 2020 and 2021)	65	66	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2020 and 2021, 73,305,288 shares issued and outstanding as of December 31, 2020 and 2021)	48	48	8
Treasury stock, at cost	(139,572)	—	—
Additional paid-in capital	7,595,049	7,793,234	1,222,928
Accumulated other comprehensive loss	(59,905)	(143,111)	(22,457)
Statutory reserves	40,380	40,380	6,337
Accumulated deficit	(1,706,210)	(4,809,675)	(754,743)
TOTAL SHAREHOLDERS' EQUITY	5,729,855	2,880,942	452,083
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,685,792	5,024,666	788,481

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	2,114,855	7,124,744	6,561,747	1,029,681
Cost of revenues (including share-based compensation expenses of RMB16,504, RMB66,422 and RMB118,145 for the years ended December 31, 2019, 2020 and 2021, respectively)	(535,912)	(1,762,548)	(2,397,604)	(376,236)
Gross profit	1,578,943	5,362,196	4,164,143	653,445
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB5,606, RMB18,039 and RMB44,402 for the years ended December 31, 2019, 2020 and 2021, respectively)	(1,040,906)	(5,816,214)	(5,129,267)	(804,894)
Research and development expenses (including share- based compensation expenses of RMB16,357, RMB94,952 and RMB130,620 for the years ended December 31, 2019, 2020 and 2021, respectively)	(212,197)	(734,450)	(1,252,877)	(196,604)
General and administrative expenses (including share- based compensation expenses of RMB21,770, RMB59,033 and RMB52,092 for the years ended December 31, 2019, 2020 and 2021, respectively)	(110,106)	(566,565)	(720,253)	(113,023)
Impairment loss on long-lived assets	—	—	(52,544)	(8,245)
Impairment loss on goodwill	—	—	(43,300)	(6,795)
Disposal loss on assets	—	—	(146,245)	(22,949)
Total operating expenses	(1,363,209)	(7,117,229)	(7,344,486)	(1,152,510)
Income (loss) from operations	215,734	(1,755,033)	(3,180,343)	(499,065)
Interest income	8,861	3,372	31,460	4,937
Realized gains from investments	11,395	70,403	65,763	10,320
Other income	6,462	269,657	49,469	7,763
Other expenses	(213)	(16,011)	(28,563)	(4,482)
Income (loss) before provision for income tax and share of results of equity investees	242,239	(1,427,612)	(3,062,214)	(480,527)
Income tax (expenses) benefits	(16,957)	34,619	(40,949)	(6,426)
Share of results of equity investees	1,348	63	(302)	(47)
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Less: Series A convertible redeemable preferred shares redemption value accretion	16,772	—	—	—
Less: Undistributed earnings allocated to the participating preferred shares	21,698	—	—	—
Net income (loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	188,160	(1,392,930)	(3,103,465)	(487,000)
Net income (loss) per ordinary share
Basic	1.42	(8.72)	(18.17)	(2.85)
Diluted	1.35	(8.72)	(18.17)	(2.85)
Net income (loss) per ADS
Basic	0.95	(5.81)	(12.11)	(1.90)
Diluted	0.90	(5.81)	(12.11)	(1.90)
Weighted average shares used in net income (loss) per share
Basic	132,400,941	159,725,779	170,790,979	170,790,979
Diluted	139,477,898	159,725,779	170,790,979	170,790,979

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	9,219	(74,562)	(73,936)	(11,602)
Unrealized gains on available-for-sale investments (net of tax effect of nil, RMB9,867 and RMB8,598 for the years ended December 31, 2019, 2020 and 2021, respectively)	18,839	67,231	48,191	7,562
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of nil, RMB9,654 and RMB8,302 for the years ended December 31, 2019, 2020 and 2021, respectively)	(11,395)	(70,403)	(57,461)	(9,017)
Total comprehensive income (loss) attributable to Gaotu Techedu Inc.	243,293	(1,470,664)	(3,186,671)	(500,057)

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares	Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Gaotu Techedu Inc. shareholders' equity
Balance as of January 1, 2019 in RMB	92,224,998	60	—	—	1,166	—	(493,765)	(492,539)
Net income	—	—	—	—	—	—	226,630	226,630
Transfer to statutory reserves	—	—	—	—	—	6,921	(6,921)	—
Issuance of ordinary shares upon initial public offering and exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,791)	13,688,000	9	—	1,366,851	—	—	—	1,366,860
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	(11,007)	—	—	(5,765)	(16,772)
Conversion of convertible redeemable preferred shares	35,625,002	25	—	482,809	—	—	—	482,834
Repurchase of ordinary shares	(418,298)	—	(86,739)	—	—	—	—	(86,739)
Share-based compensation	—	—	—	60,237	—	—	—	60,237
Option exercised	17,977,348	12	—	169	—	—	—	181
Foreign currency translation adjustments	—	—	—	—	9,219	—	—	9,219
Unrealized gains on available-for-sale investments	—	—	—	—	18,839	—	—	18,839
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(11,395)	—	—	(11,395)
Balance as of December 31, 2019 in RMB	159,097,050	106	(86,739)	1,899,059	17,829	6,921	(279,821)	1,557,355
Net loss	—	—	—	—	—	—	(1,392,930)	(1,392,930)
Transfer to statutory reserves	—	—	—	—	—	33,459	(33,459)	—
Issuance of ordinary shares through private placement	10,611,072	7	—	5,687,244	—	—	—	5,687,251
Repurchase of ordinary shares	(754,244)	—	(282,543)	—	—	—	—	(282,543)
Share-based compensation	—	—	—	238,446	—	—	—	238,446
Option exercised and restricted stock units vested	807,184	—	229,710	(229,700)	—	—	—	10
Foreign currency translation adjustments	—	—	—	—	(74,562)	—	—	(74,562)
Unrealized gains on available-for-sale investments	—	—	—	—	67,231	—	—	67,231
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(70,403)	—	—	(70,403)
Balance as of December 31, 2020 in RMB	169,761,062	113	(139,572)	7,595,049	(59,905)	40,380	(1,706,210)	5,729,855
Net loss	—	—	—	—	—	—	(3,103,465)	(3,103,465)
Share-based compensation	—	—	—	320,889	—	—	—	320,889
Option exercised and restricted stock units vested	1,576,466	1	122,714	(122,704)	—	—	—	11
Foreign currency translation adjustments	—	—	16,858	—	(73,936)	—	—	(57,078)
Unrealized gains on available-for-sale investments	—	—	—	—	48,191	—	—	48,191
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(57,461)	—	—	(57,461)
Balance as of December 31, 2021 in RMB	171,337,528	114	—	7,793,234	(143,111)	40,380	(4,809,675)	2,880,942
Balance as of December 31, 2021 in USD (Note 2)	171,337,528	18	—	1,222,928	(22,457)	6,337	(754,743)	452,083

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, equipment and software	11,919	55,751	108,446	17,018
Amortization of intangible assets and land use rights	137	1,461	4,116	646
Share of results of equity investees	(1,348)	(63)	302	47
Realized gains from investments	(11,395)	(70,403)	(65,763)	(10,320)
Disposal (gain) loss on assets	(175)	3,145	146,245	22,949
Share-based compensation	60,237	238,446	320,889	50,354
Provision for inventory	—	—	12,901	2,024
Impairment loss on long-lived assets	—	—	52,544	8,245
Impairment loss on goodwill	—	—	43,300	6,795
Realized gain from derivative financial liabilities	—	—	(7,938)	(1,246)
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	357,203	1,508,939	(942,260)	(147,862)
Deferred revenue	1,065,595	1,384,403	(1,737,521)	(272,655)
Prepaid expenses and other current assets	(204,648)	(479,985)	459,506	72,107
Income tax payable	16,093	(11,439)	(4,654)	(730)
Amount due from related parties	710	—	—	—
Other assets	(236,420)	(614,225)	486,302	76,311
Deferred tax assets	550	(17,608)	48,324	7,583
Deferred tax liabilities	(34)	(2,219)	(7,081)	(1,111)
Net cash generated from (used in) operating activities	1,285,054	603,273	(4,185,807)	(656,845)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(8,727,762)	(17,394,632)	(46,001,552)	(7,218,647)
Proceeds from maturity of short-term investments	7,393,386	11,689,198	51,063,983	8,013,053
Purchase of property, equipment, software and intangible asset	(61,267)	(284,072)	(272,323)	(42,733)
Payment for asset acquisition	—	(74,309)	—	—
Purchase of long-term investments	(1,109,180)	—	—	—
Proceeds from maturity of long-term investments	—	501,733	—	—
Proceeds from disposal of equity method investments	—	—	5,548	871
Proceeds from derivative financial liabilities	—	—	7,938	1,246
Proceeds from capital return related to equity method investments	—	1,300	—	—
Acquisition of businesses	—	(35,529)	—	—
Disposal of property, equipment and software	257	7	8,908	1,398
Net cash (used in) generated from investing activities	(2,504,566)	(5,596,304)	4,812,502	755,188

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from initial public offering and from exercising the overallotment option by the underwriters (net of issuance cost of RMB31,791)	1,366,860	—	—	—
Capital contribution	—	36	7	1
Proceeds from private placement financing	—	5,687,251	—	—
Repurchase of ordinary shares	(86,739)	(282,543)	—	—
Proceeds from short-term loans	—	—	400,000	62,769
Repayments of short-term loans	—	—	(400,000)	(62,769)
Payment for asset acquisition after three months of completion	—	(132,184)	(100,621)	(15,790)
Repayment to related parties	(34,056)	(460)	—	—
Net cash generated from (used in) financing activities	1,246,065	5,272,100	(100,614)	(15,789)
Effect of exchange rate changes	14,155	2,188	15,818	2,483
Net increase in cash and cash equivalents	40,708	281,257	541,899	85,037
Cash, cash equivalents and restricted cash at beginning of the year	33,259	73,967	355,224	55,742
Cash, cash equivalents and restricted cash at end of the year	73,967	355,224	897,123	140,779

Supplemental schedule of cash flow information
Income taxes paid	348	86,348	(84,832)	(13,312)
Non-cash investing and financing activity
Payables for purchase of property, equipment and software	15,815	36,092	4,778	750
Payables for assets acquisition	—	127,316	—	—

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

GSX Techedu Inc. was incorporated under the laws of the Cayman Islands in August 2014 and the name changed to Gaotu Techedu Inc. in June 2021. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are currently engaged in the business of providing professional education, vocational education and selling digital products in the People’s Republic of China (“PRC”).

Beijing BaiJiaHuLian Technology Co., Ltd was founded in June 2014, as a limited liability company in the PRC, and the name changed to Beijing BaiJia Technology Co., Ltd in September 2020 and then changed to Gaotu Education Technology Group Co., Ltd (“Beijing Gaotu” or “VIE”) in July 2021. Beijing Gaotu and its subsidiaries ("VIEs") are primarily engaged in providing professional education, vocational education and selling digital products in the PRC.

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIE. On April 28, 2015, the Company, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its PRC subsidiary, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), entered into a series of contractual arrangements with Beijing Gaotu, and the shareholders of Beijing Gaotu. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment (“Original Agreement”). The Original Agreements were amended on March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing Gaotu and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.

On January 26, 2021, Beijing Lexuebang, Wuhan Yuexuebang Network Technology Co., Ltd ("Wuhan Yuexuebang") and Beijing Yuexuebang Network Technology Co., Ltd ("Beijing Yuexuebang") (collectively the "WFOEs"), entered into a VIE supplementary agreement (“Supplementary Agreement”) with Beijing Gaotu, and the shareholders of Beijing Gaotu. According to the Supplementary Agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the Original Agreement, enjoyed the same rights of Beijing Lexuebang under the Original Agreement and jointly assume the obligations of Beijing Lexuebang thereunder.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Company’s subsidiaries, VIE and VIE’s major subsidiaries as of December 31, 2021 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	HongKong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang	Nov 24, 2020	Beijing, China	100%	Education technical services
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang")	Feb 18, 2021	Shanghai, China	100%	Education technical services

VIE:
Beijing Gaotu	Jun 4, 2014	Beijing, China	100%	Education services

VIE's major subsidiaries:
Beijing GaoTuYunFan Technology Co., Ltd. ("GaoTuYunFan")	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd. ("GaoTuYunJi")	Jul 18, 2017	Beijing, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd. ("ZhengzhouGaoTu")	Jan 19, 2020	Zhengzhou, China	100%	Education services
Wuhan GaoTuYunJi Education Technology Co., Ltd. ("WuhanGaoTu")	Apr 1, 2020	Wuhan, China	100%	Education services

The English names above are for identification purpose only.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Details of the contractual agreements are set forth below.

•
Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIE and the shareholders of the VIE, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs own the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will be effective for twenty years upon signing by both parties. The term of the agreement was amended on March 2019 and the agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable PRC laws, our VIE and its shareholders do not have any right to terminate the agreement.

•
Agreements that provide the Company effective control over Beijing Gaotu:

Equity Pledge Agreement

Under the equity interest pledge agreement among the WFOEs, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to the WFOEs as security for performance of the obligations of the VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among the WFOEs, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at the WFOEs’ sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). The VIE and its shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve our VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in the VIE have been transferred to the WFOEs or its designees.

Powers of Attorney

Pursuant to the powers of attorney executed by the VIE’s shareholders, each of them irrevocably authorized the WFOEs or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

•
Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Gaotu and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•
Beijing Gaotu and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing Gaotu, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
•
Beijing Gaotu and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
•
If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China, and the Group could be subject to severe penalties or be forced to relinquish the company's interests in those operations.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing Gaotu and its subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing Gaotu and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing Gaotu.

The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2020 and 2021, the VIE and its subsidiaries accounted for an aggregate of 33.02% and 48.37%, respectively, of the Group’s consolidated total assets, and 83.14% and 79.85% respectively of the Group’s consolidated total liabilities.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements:

	As of December 31
	2020	2021
	RMB	RMB
Cash and cash equivalents	20,701	138,672
Restricted cash	—	153,230
Short-term investments	1,347,750	1,037,346
Inventory	48,074	15,595
Prepaid expenses and other current assets	605,287	196,246
Total current assets	2,021,812	1,541,089
Operating lease right-of-use assets	660,407	194,162
Property, equipment and software, net	658,592	647,414
Intangible assets	13,219	77
Land use right	28,983	28,178
Long-term investments	5,356	—
Goodwill	43,631	331
Deferred tax assets	48,324	—
Rental deposit	47,063	17,084
Other non-current assets	950	1,848
Total non-current assets	1,506,525	889,094
Total assets	3,528,337	2,430,183

Accrued expenses and other current liabilities	623,002	417,032
Deferred revenue, current portion	2,724,614	986,993
Operating lease liabilities, current portion	125,986	41,479
Income tax payable	4,654	—
Total current liabilities	3,478,256	1,445,504
Deferred revenue, non-current portion	9,125	9,225
Operating lease liabilities, non-current portion	527,692	158,824
Deferred tax liabilities	78,697	71,616
Other payables	26,580	26,580
Total non-current liabilities	642,094	266,245
Total liabilities	4,120,350	1,711,749

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	2,114,855	7,124,744	6,561,747
Net income	211,799	2,406,144	94,795
Net cash generated from (used in) operating activities	1,238,366	3,945,706	(580,304)
Net cash (used in) generated from investing activities	(1,172,967)	(305,448)	121,861
Net cash used in financing activities	(87,239)	(132,644)	(100,621)

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Impact of recent regulations

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes primary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”)” (the “Opinion”), which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions (“Academic AST Institutions”) providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit, and local government authorities shall no longer approve any new Academic AST Institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees (the “Regulations”).

To comply with the Opinion and the Regulations, the Company performed business restructuring and organizational adjustments, including ceasing offering tutoring services related to academic subjects to students from kindergarten through grade nine (the “K-9 Academic AST Services”) by the end of 2021 (“Business Restructuring”). The financial impacts were disclosed in note 2, 6, 9, 10, 13 and 19.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, useful lives of property, equipment and software, impairment assessment of goodwill, intangible assets and other long-lived assets, fair value assessment of available-for-sale debt investments, purchase price allocation for business acquisition, valuation of share-based compensation, valuation of ordinary shares and preferred share and discount rate for leases. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale debt investments, receivables from third party payment platform and other liabilities.

As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, held-to maturities investments, receivables from third party payment platform and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. Available-for-sales investments are recorded at fair value as of December 31, 2020 and 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Group's reporting currency is the Renminbi ("RMB"). The functional currency of the subsidiaries incorporated outside the mainland China is the United States dollar ("US dollar" or "US$"). The functional currency of all the other subsidiaries, the VIE and VIE's subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders' deficit and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), change in shareholders’ (deficit) equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits and highly liquid investments, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately presented. The Group’s restricted cash mainly represents the upfront tuition fee collected and deposited in a custodian bank account regulated by the government, and will be released as the courses are being delivered.

Debt securities investments

As of December 31, 2020 and 2021, the Group’s debt securities include held-to-maturity and available-for-sale investments.

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. As of December 31, 2020 and 2021, the balances of held-to-maturity securities were RMB603,775 and RMB574,628, respectively and were recorded as short-term investments as their maturities are less than twelve months.

Before the adoption of ASC 326, the Group reviews its investments in held-to-maturity investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Debt securities investments - continued

Available-for-sale investments

Debt securities investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sale of these securities are recognized under Realized gains from investments in the consolidated statements of operations.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2021, the available-for-sale debt investments were recorded with unrealized loss amounted to RMB4,258, compared with unrealized gain amounted to RMB4,716 as of December 31, 2020.

Credit losses

With the adoption of ASC 326, the Group evaluates credit loss over held-to-maturity investments upon acquisition at the pool level based on historical experience, credit quality and other factors that may affect the Group’s ability to collect the investments. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment model is generally consistent with the existing GAAP except that the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Furniture and office equipment	5 years
Software	2-10 years
Building	35-37 years

Leasehold improvement	Shorter of the lease term or estimated economic life

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Land use rights, net

All land in the PRC is owned by the PRC government, which, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Land use rights are recorded at cost and amortized on a straight line basis over the term of the land certificates, as follows:

Category	Estimated useful life
Land use right	37 years

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. Application of a goodwill impairment test requires significant management judgment. The judgment in estimating the fair value of reporting unit includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of COVID-19 and the new regulations, and making other relevant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

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

The Group performed qualitative assessment for the reporting unit of Tianjin Puxin in 2021 due to the impact of new Regulations. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulatory and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit and concluded that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. After the quantitative impairment test, the Group recorded impairment losses on its goodwill amounting to RMB43,300 during the year ended December 31, 2021. No impairment of goodwill was recorded during the years ended December 31, 2019 and 2020.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets, net

Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives of intangible assets are as follows:

Category	Estimated useful life
Student base	1.5-2 years
Trademark	3-10 years

Impairment of long-lived assets other than goodwill

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

Due to the impact of new Regulations and the Business Restructuring, the Group performed an impairment assessment on its long-lived assets in 2021 and reduced the carrying value of the long-lived assets to its estimated fair value based on expected discounted cash flow or market approach. The Group recorded impairment losses on its long-lived assets amounting to RMB52,544 during the year ended December 31, 2021. No impairment of long-lived assets was recorded during the years ended December 31, 2019 and 2020.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investments for the years ended December 31, 2019, 2020 and 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, in accordance with ASC Topic 606 Revenue from Contracts with Customers ("Topic 606"). The Group’s revenue is reported net of discount, value added tax and related surcharges.

Disaggregation of revenue

For the years ended December 31, 2019, 2020 and 2021, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

As a result of the Regulations previously disclosed, the Group changed its disaggregation of revenue to better disclose the performance of its business following its Business Restructuring. Non-K-12 academic subject tutoring services amounting to RMB378,265 and RMB871,856 in 2019 and 2020, previously included in online tutoring services, were reclassified to comprehensive tutoring services and others.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues
- Online K-12 academic subject tutoring services	1,706,538	6,237,399	6,000,639
- Comprehensive tutoring services and others	408,317	887,345	561,108
Total net revenues	2,114,855	7,124,744	6,561,747

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The primary sources of the Group's revenues are as follows:

(1)
Online K-12 academic subject tutoring services

The Group offers various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through its diverse offerings of K-12 academic subject courses. The Group’s live interactive tutoring services consists of several components, including online live broadcasting classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, the Group has determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In some promotion activities, the Group grants sales incentives, including cash coupon and free class, to students who make qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment, or select to enroll in a new course free of charge, prior to the incentive’s expiration. The cash coupon and free class will expire in no more than eight months. The Group determined the cash coupon and/or free course granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon or free class is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem the cash coupon or take the free class offered before the expiration of the sales incentive. Therefore, the Group expects to be entitled to a breakage amount in deferred revenue related to the incentives. The Group estimates the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised. Since the Group ceased granting this kind of promotion activities in 2021, the assessment of estimating breakage was not material to the Group any more.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

To comply with the latest PRC regulations, the Group ceased offering tutoring services related to K-9 Academic AST Services by the end of 2021. Additionally, the Group ceased offering tutoring services related to academic subjects to students in senior high schools in February 2022. Refer to Note 23.

(2) Comprehensive tutoring services and others

The Group’s comprehensive tutoring services and others include all non-K12 academic subject tutoring services that the Group offers, which mainly include professional and vocational education, other services and selling digital products.

Professional and vocational education

The Group’s professional and vocational education consists of several components, including online live broadcasting classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. The Group's revenue recognition policy of its professional and vocational education services is substantially consistent with that for its online K-12 academic subject tutoring services.

Other services

Other service revenues are primarily derived from offline business consulting courses. The Group offers offline business consulting courses targeting principals and other officers of private education institutions who want to improve their management skills. No contractual service fee refund is provided to the course participants. Course fees are collected in advance and the revenues, net of any discounts, are recognized proportionally over the service period, which is generally less than a year, as the classes are generally delivered evenly through the course period.

Selling digital products

The Group sells digital products such as translation pens to customers since 2021. The Group has determined that selling digital products represents one performance obligation, as customers can benefit from digital products on their own. The Group recognizes revenues when control of the digital products is transferred to the customer, which generally occurs upon the delivery to the customers. The revenue from digital products was immaterial for the year ended December 31, 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and third-party agents which the Group started in July 2019. Contract cost assets are amortized over the estimated customer life.

As a result of the Business Restructuring during 2021, the Group evaluated and determined that the carrying amount of the contract cost as of September 30, 2021 exceeded the net considerations that the Group expected to receive after considering the costs that directly related to provide the corresponding services which were not recognized as expenses. As a result, the Group recorded impairment losses related to contract cost amounting to RMB34,528 during the year ended December 31, 2021. For the new contract entered into during the fourth quarter of 2021, the estimated customer life was significantly shorten considering the downturn of the industry and given the cessation of the K-9 Academic AST Services. As of December 31, 2020 and 2021, the balance of contract cost was RMB77,668 and nil. For the years ended December 31, 2019, 2020 and 2021, the Group recognized amortization of RMB156,710, RMB185,787 and RMB212,880 as "Selling expenses" in its consolidated statement of operations, respectively.

Contract and refund liabilities

The following table provides information about the Group's contract liabilities and refund liability arising from contract with customers.

	Year ended December 31,
	2020	2021
	RMB	RMB
Deferred revenue, current portion	2,724,614	986,993
Deferred revenue, non-current portion	9,125	9,225
	2,733,739	996,218
Refund liability	120,709	78,630

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2020 and 2021 that was included in the deferred revenue balance at January 1, 2020 and January 1, 2021 amounted to RMB1,297,088 and RMB2,668,141, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB996,218. The Group expects to recognize revenue of RMB986,993 and RMB6,185 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB3,040 recognized thereafter.

As of December 31, 2021, the balances of deferred revenue and refund liability related to K-9 Academic AST Services were immaterial to the Group.

Cost of revenues

Cost of revenues mainly consists of compensations to instructors and tutors, rental expenses for office space, depreciation and amortization of properties and equipment, teaching materials and bandwidth costs. The instructors consist of both full-time instructors and part-time instructors. Full-time instructors’ compensation primarily consists of base salary, as well as teaching fees based on hourly rates and attendance of students in connection with courses delivered. The compensation of part-time instructors is calculated as a fixed percentage of the tuition fees of the courses delivered by the instructors, and is accrued as courses are delivered. The compensation of tutors consists of base salary and performance-based compensations, which is determined based on student retention and exercise completion. Specifically, if an existing student of a tutor enrolls in a new course, a bonus is paid to the tutor which is calculated as a percentage of the tuition of the new course. Tutors also receive a fixed payment for each exercise marking performed. The Group accrues on a monthly basis for the cost of tutor which includes basic salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated using the expected tuition collected for the retention courses, multiplied by the estimated retention rate and the bonus percentage.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2019, 2020 and 2021, RMB310, RMB6,941 and RMB9,350 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes

The Group’s educational services and non-educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with tax rule.

Since January 2020, in accordance with Cai Shui [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the fiscal year of 2020. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period was further extended to March 31,2021. As a result, the Group's educational services were not subject to any VAT from January 1, 2020 to March 31, 2021, and the Group's small-scale-VAT-payer entities were subject to preferential VAT rate of 1% from March 1, 2020 to December 31, 2021. For the years ended December 31, 2019 and 2020, nil and RMB256,378 value added tax exemption were recognized as other income in the Group’s consolidated statement of operations, compared with RMB16,224 as other expense for the year ended December 31, 2021, mainly consist of input VAT related cost, partially offset by output VAT, as a result of VAT exemption.

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group measures the cost of employee share options and restricted stock units ("RSUs") based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Cancellation of an award that is not accompanied by the concurrent grant of a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, the Group recognizes any previously unrecognized compensation cost immediately at the cancellation date.

Cancellation of an award accompanied by the concurrent grant of a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. Therefore, the Group recognizes incremental compensation cost as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments and the unrealized gains and losses on available-for-sale debt investments of the Group. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group leases administrative office spaces in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to eight years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. When a lease is terminated before the expiration of the lease term, the Group derecognizes the right of use asset and corresponding lease liability, any difference is recognized as a gain or loss related to the termination of the lease.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Diluted income (loss) per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, share options and RSUs, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options and unvested RSUs is computed using the treasury stock method.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB151,009 and RMB524,298 as of December 31, 2020 and 2021, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and receivables from third party payment platform. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2019, 2020 and 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance, which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance (e.g., a grant model under IAS 20 or ASC 958-605). The ASU creates ASC 832 (on government assistance). Under ASC 832-10-50-3 and 50-4, a business entity that has received government assistance must provide the following disclosures for annual periods about transactions that are within the scope of ASC 832: a. The nature of the transactions, including a general description of the transactions and the form in which the assistance has been received (for example, cash or other assets); b. The accounting policies used to account for the transactions as required by paragraph 235-10-50-1; c. The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item in the current reporting period. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. Entities may apply the ASU’s provisions either (1) prospectively to all transactions within the scope of ASC 832 that are reflected in the financial statements as of the adoption date and all new transactions entered into after the date of adoption or (2) retrospectively. Early adoption is permitted.

The Group is currently assessing the impact of adopting this ASU, but based on a preliminary assessment, does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

3.
BUSINESS ACQUISITION

In December 2020, the Group acquired 100% equity interest of Tianjin Puxin Online School Education Technology Co., Ltd. ("Tianjin Puxin"), a K-12 education institution, for a total cash consideration of RMB37,399, in which RMB35,529 had been paid based on the agreement in December 2020. The intangible assets and goodwill acquired from the acquisition were RMB13,700 and RMB43,300, respectively. The Group acquired Tianjin Puxin to further expand its online education student base. Tianjin Puxin after acquisition constituted less than 0.05% and 0.15% of revenue and total assets of the consolidated financial statement during the year ended and as of December 31, 2020, and the results of operations attributable to Tianjin Puxin has not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2019 and 2020.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3.
BUSINESS ACQUISITION - continued

The acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as below:

		Amortization
	2020	period
	RMB
Other current assets	123
Intangible assets:
Trademark	1,300	3 years
Student base	12,400	2 years
Goodwill	43,300
Deferred revenue	(11,700)
Other current liabilities	(457)
Deferred tax liabilities	(7,567)
	37,399

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, which is comprised of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions. The Group conducted goodwill impairment assessment in 2021, which was described as Note 9.

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

	Year ended December 31,
	2019	2020
	RMB	RMB
	(Unaudited)	(Unaudited)
Pro forma net revenues	2,127,834	7,231,144
Pro forma net income (loss)	177,761	(1,477,022)

The Group did not make any business acquisitions during the year ended December 31, 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In January 2020, the Group completed the acquisition of the real estate for an aggregate consideration of RMB333,809, which consisted of cash consideration amounting RMB228,089 and liability amounting RMB105,720. As of December 31, 2021, the Group had a future obligations related to the purchase amounting to RMB26,580, all of which was recognized as long-term payables as the Group does not expect the payment to be completed within one year of the acquisition based on the agreement.

The Group did not make any asset acquisitions during the year ended December 31, 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31
	2020	2021
	RMB	RMB
Prepaid VAT and income tax(1)	312,003	100,396
Prepaid other service fees(2)	342,545	94,587
Receivables from third party payment platform(3)	11,596	49,965
Staff advance	5,813	1,901
Receivables from broker (4)	47,634	4
Others	3,091	3,215
	722,682	250,068

(1)
Prepaid VAT and income tax consist of (a) VAT input that is expected to offset with VAT output tax or to be transferred out in the future related to 2020 and 2021 and (b) the prepayment of income tax related to 2020.
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
(4)
Amount represents receivable from broker related to employee’s stock option exercises in connection with employees’ tax obligations. In 2020 and 2021, certain employees exercised their stock options for which the Company paid the relevant employee’s tax obligations on their behalf to the appropriate taxing authorities. To settle the employees’ obligations with the Company, the Company’s broker withheld some of the employees’ shares and subsequently sold them in the open market at fair value. The receivable represents the cash to be received from the broker related to the above transaction.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

6.
PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	214,235	196,173
Building	189,965	491,082
Leasehold improvement	80,705	81,377
Furniture and office equipment	21,180	11,975
Software	7,183	12,697
Construction in progress	268,515	10,182
Total	781,783	803,486
Less: Accumulated depreciation	(77,445)	(123,168)
Accumulated impairment loss	—	(309)
	704,338	680,009

Depreciation expenses were RMB11,919, RMB55,751 and RMB108,446 for the years ended December 31, 2019, 2020 and 2021, respectively.

As a result of the changes in the regulatory environment of the online education industry and the Business Restructuring, the Group performed an impairment assessment on property, equipment and software in 2021 and reduces the carrying value of the property and equipment related to K-9 business to its estimated fair value based on market approach. The Group recorded impairment losses on property, equipment and software amounted to nil, and RMB28,918 during the years ended December 31, 2020 and 2021.

7.
LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Land use rights	29,788	29,788
Less: Accumulated amortization	(805)	(1,610)
	28,983	28,178

Amortization expenses for land use right were nil, RMB805 and RMB805 for the years ended December 31, 2019, 2020 and 2021, respectively. Future amortization expense is RMB805 per year for each of the next five years through December 31, 2026 and thereafter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8.
LONG-TERM INVESTMENTS

	As of December 31,
	2020	2021
	RMB	RMB
Equity method investments (1)	5,356	—
Available-for-sale debt investments (2)	525,373	—
	530,729	—

(1)
In June 2021, the Group disposed all of its ownership in third-party private companies and realized a gain of RMB494 was recognized under Other income in the consolidated statements of operations during the year ended December 31, 2021. The Group recorded its shares of income in these investments of RMB1,348, RMB63 for the years ended December 31, 2019 and 2020, and shares of loss in these investments of RMB302 for the period up to disposal date during the year ended December 31, 2021.
(2)
The Group did not hold any long-term available-for-sale debt investments as of December 31, 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9.
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were presented as follow:

	As of December 31,
	2020	2021
	RMB	RMB
Beginning balance	331	43,631
Addition (1)	43,300	—
Accumulated impairment loss	—	(43,300)
Goodwill, net	43,631	331

(1)
Represent the goodwill in the acquisition of Tianjin Puxin in December, 2020, which was described as Note 3.

The Group conducted goodwill impairment assessment at the end of each reporting year or more frequently if there are changes indicate that it may be impaired. As a result of the changes in the regulatory environment of the online education industry and the Business Restructuring, the Group performed an impairment assessment on goodwill of Tianjin Puxin, which is a stand-alone reporting unit in 2021 and reduced the carrying value to its estimated fair value based on expected discounted cash flow approach.

The Group recorded goodwill impairment losses amounted to nil and RMB43,300 for the years ended December 31, 2020 and 2021.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10.
INTANGIBLE ASSETS

The intangible assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Student base	12,510	12,510
Trademark	1,675	1,675
Total	14,185	14,185
Less: Accumulated amortization	(966)	(4,277)
Accumulated impairment loss	—	(9,831)
	13,219	77

The Group recognized amortization expense of RMB137, RMB656 and RMB3,311 for the years ended December 31 2019, 2020 and 2021, respectively. As of December 31, 2021, the Group expects to recognize amortization expenses of RMB20, RMB8, RMB8, RMB8 and RMB8 for the next five years, respectively, and RMB25 thereafter.

The Group reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. As a result of the changes in the regulatory environment of the online education industry and the Business Restructuring, the Group performed an impairment assessment on intangible assets in 2021 and the intangible assets were fully impaired as the Group does not expect to obtain any benefits from those given the changes in regulations.

The Group recorded impairment losses on intangible assets amounted to nil and RMB9,831 during the years ended December 31, 2020 and 2021, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Salary and welfare payable	507,867	361,560
Other accrued expense	118,002	132,184
Other tax payable	93,902	85,788
Refund liability (1)	120,709	78,630
Accrued marketing expense	366,426	27,005
Payable for investments and acquisitions	102,606	1,870
Others	5,990	6,228
	1,315,502	693,265

(1)
Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.
12.
FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2020 and 2021, available-for-sale investments recorded in short-term and long-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair value measurement as of December 31, 2021
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	—	2,199,372	—	2,199,372
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	—	—	—
Total	—	2,199,372	—	2,199,372

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group’s available-for-sale debt investments as of December 31, 2020 and 2021 mainly consists of wealth management products purchased from banks. Some of those products are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. Other products are valued based on quoted prices in active markets, and accordingly the Group classified these assets as Level 1.

A summary of available-for-sale investments during the years ended December 31, 2020 and 2021 is presented as below:

	As of December 31, 2021
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	2,203,630	—	4,258	—	2,199,372
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	—	—	—	—
Total	2,203,630	—	4,258	—	2,199,372

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2021, the fair value of available-for-sale investments by contractual maturity was RMB2,199,372 within one year, nil within two to three years.

Measured at fair value on a non-recurring basis

Property, plant and software, goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized, which is disclosed in note 6, 9 and 10, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.
SHARE-BASED COMPENSATION

Share options

In March 2019, the Group approved the Share Incentive Plan (the “Plan”) under which the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares.

During the years ended December 31, 2019, the Group granted share options to employees. The term of the option shall not exceed ten years from the date of the grant.

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years.

The Group determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The following assumptions were used.

	As of December 31,
Grant date	2019	2020	2021
Risk-free interest rate	3.20%	—	—
Volatility	54.60%	—	—
Dividend yield	—	—	—
Exercise multiples	2.2-2.8	—	—
Life of options (in years)	10	—	—
Fair value of underlying ordinary shares	72.1	—	—

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

A summary of options activities during the year ended December 31, 2021 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Average instristic value
Options outstanding at January 1, 2021	7,850,864	0.01	23.53	7.61	3,973,335
Granted	—	—	—
Exercised	751,743	0.01	27.13
Forfeited	1,355,260	0.01	39.33
Cancelled	530,700	0.01	72.12
Options outstanding at December 31, 2021	5,213,161	0.01	13.96	6.63	96,622
Options vested and expected to vest as of December 31, 2021	5,213,161	0.01	13.96	6.63	96,622
Options exercisable as of December 31, 2021	841,611	0.01	5.01	5.70	15,599

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.
SHARE-BASED COMPENSATION - continued

Share options - continued

The total fair value of options vested during the years ended December 31, 2019, 2020 and 2021 were RMB14,948, RMB21,081 and RMB19,134 respectively.

The Group recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.

As of December 31, 2021, there was RMB30,511 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 6.63 years.

Restricted Stock Units

Under the Plan, the Group granted 4,135,425 RSUs to employees at an exercise price of nil per share during the year ended December 31, 2021. The vesting period of these RSUs ranged from 0 to 6 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Group is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Group at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Group’s ordinary shares on the grant date which were RMB117,664, RMB672,010 and RMB558,876 during the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, there was RMB244,109 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 3.18 years. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2019, 2020 and 2021 was RMB153.40, RMB391.35 and RMB135.14 per RSU, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13.
SHARE-BASED COMPENSATION - continued

Restricted Stock Units - continued

A summary of the RSUs activity during the year ended December 31, 2021 is presented below:

RSUs
Unvested balance at January 1, 2021	2,299,282
Granted	4,135,425
Vested	824,723
Forfeited	2,286,139
Cancelled	332,041
Unvested balance at December 31, 2021	2,991,804

The Group recognized RMB60,237, RMB238,446 and RMB345,259 of compensation expenses for all options and RSUs granted for the years ended December 31, 2019, 2020 and 2021, respectively.

Modifications

During 2021, as a result of the Business Restructuring, the Group cancelled 530,700 options and 1,613 RSUs without concurrent grant of a replacement award or other valuable consideration, for those the Group recognized any previously unrecognized compensation cost at the cancellation date. Additionally, the Group also cancelled 330,428 RSUs and further paid RMB24,370 as cash consideration. Any previous unrecognized compensation costs related to the award were recorded at the cancellation date. The Group recognized incremental compensation expense amounting to RMB24,370, equal to the excess of the cash consideration over the fair value of the cancelled award which was nominal at the cancellation date.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In May 2020, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to USD150,000 worth of its shares. In May 2020, the Company repurchased 1,131,366 ADSs (representing 754,244 Class A ordinary shares) for RMB282,543 under cost method.

During the year ended December 31, 2020, 807,184 shares of treasury stock were reissued in connection with the exercise of options and the vesting of RSUs.

In December 2020, the Company entered into a subscription agreement with certain investors (the “Purchasers”), pursuant to which the Company issued 10,611,072 Class A ordinary shares to the Purchasers in a private placement for an aggregate proceeds of RMB5,687,251. The proceeds were received in December 2020. A member of the management of the Company purchased 2,455,800 of Class A ordinary shares for a total payment of RMB1,315,919.

During the year ended December 31, 2021, 365,358 shares of treasury stock were reissued in connection with the exercise of options and the vesting of RSUs.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in 2017 and during the first three months of 2018. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2,000 of assessable profit and 16.5% for profit exceeding HKD2,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2020 and 2021.

The Company’s subsidiary, the VIE and the VIE’s subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008 with the following exceptions.

Beijing Gaotu qualified as a High and New Technology Enterprise from 2017 through 2023 and accordingly was entitled to the 15% preferential tax rate during the period.

GaoTuYunJi qualified as a High and New Technology Enterprise from 2019 through 2021 and accordingly was entitled to a 15% preferential tax rate during the period.

Beijing Lexuebang also qualified as a High and New Technology Enterprise during the year ended December 31, 2019. Furthermore, Beijing Lexuebang obtained the qualification of the Software

Enterprise Certificate in March 2020, and renewed in 2021. Therefore, Beijing Lexuebang adopted the exemption from EIT for years 2019 and 2020, and 12.5% from 2021 to 2023.

Wuhan Yuexuebang obtained the qualification of the Software Enterprise Certificate in March 2021, and renewed in 2022. Therefore, Wuhan Yuexuebang adopted exemption from EIT for the years 2020 and 2021, and 12.5% from 2022 to 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax (expense) benefit	(16,441)	14,578	(1)
Deferred tax (expense) benefit	(516)	20,041	(40,948)
	(16,957)	34,619	(40,949)

The principle components of deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets：
Deductible temporary difference related to advertising expenses	458,991	750,576
Net operating loss carrying forwards	160,919	578,623
Transfer of intangible assets	1,679	1,510
Accrued liabilities	300	2,176
Total deferred tax assets	621,889	1,332,885
Less: valuation allowance	(573,565)	(1,332,885)
Deferred tax assets net	48,324	—

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. INCOME TAXES - continued

The movements of valuation allowance for the years end December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the period	42,797	40,352	573,565
Acquisitions	—	4,987	—
Additions	36,138	529,915	759,320
Reversal	(38,583)	(1,689)	—
Balance at end of the period	40,352	573,565	1,332,885

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities
Building and land use right	72,447	71,107
Intangible assets	3,287	—
Deferred revenue	2,750	—
Unrecognized gains of available-for-sale investments	213	509
Total deferred tax liabilities	78,697	71,616

As of December 31, 2021, the Group had net operating loss carried forward of RMB2,758,363 from the Company's PRC entities, which will expire on various dates from December 31, 2022 to December 31, 2031.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income (loss) before provision for income taxes and share of results of equity investees	242,239	(1,427,612)	(3,062,214)
Income tax (expense) benefit computed at an applicable tax rate of 25%	(60,560)	356,903	765,554
Effect of permanent differences	(11,010)	55,935	(8,186)
Effect of research and development super-deduction	38,078	88,881	89,287
Effect of preferential tax rate	10,399	62,404	(129,026)
Effect on tax rates in different tax jurisdictions	3,691	(1,278)	742
Change in valuation allowance	2,445	(528,226)	(759,320)
	(16,957)	34,619	(40,949)

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. INCOME TAXES - continued

If Beijing Gaotu, GaoTuYunJi, Beijing Lexuebang, Wuhan Yuexuebang did not enjoy income tax preferential tax rates, tax expense would have increased by RMB10,399 and RMB62,404 for the years ended December 31, 2019 and 2020, respectively, and tax benefit would have decreased by RMB129,026 for the year ended December 31, 2021.The decrease in basic net income per ordinary share was RMB0.08 for the year ended December 31, 2019, and the increase in basic net loss per ordinary share was RMB0.39 and RMB0.76 for the years ended December 31, 2020 and 2021. The decrease in diluted net income per ordinary share was RMB0.07 for the year ended December 31, 2019, and the increase in diluted net loss per ordinary share was RMB0.39 and RMB0.76 for the years ended December 31, 2020 and 2021.

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2021. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16. NET INCOME (LOSS) PER SHARE

For part of 2019 , the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group used the two-class method of computing net income (loss) per share, for ordinary shares, preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Basic net income (loss) per share calculation
Numerator:
Net income (loss)	226,630	(1,392,930)	(3,103,465)
Less: Accretion on Series A Preferred Shares redemption value	16,772	—	—
Less: Undistributed earnings allocated to Series A Preferred Shares	21,698	—	—
Net income (loss) attributed to ordinary shareholders for computing net income (loss) per ordinary shares -basic	188,160	(1,392,930)	(3,103,465)
Denominator:
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary shares-basic	132,400,941	159,725,779	170,790,979
Net income (loss) per ordinary share attributable to ordinary shareholders-basic	1.42	(8.72)	(18.17)
Diluted net income (loss) per ordinary share calculation
Denominator:
Weighted average ordinary shares basic outstanding	132,400,941	159,725,779	170,790,979
Effect of potentially diluted stock options	6,998,647	—	—
Effect of potentially diluted RSUs	78,310	—	—
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary shares-diluted	139,477,898	159,725,779	170,790,979
Net income (loss) per ordinary share attributable to ordinary shareholders-diluted	1.35	(8.72)	(18.17)

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16. NET INCOME (LOSS) PER SHARE - continued

For the years ended December 31, 2019, 2020 and 2021, the following shares, share options or RSUs outstanding were excluded from the calculation of diluted net income (loss) per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2019	2020	2021
Shares issuable upon exercise of share options	—	—	—
Shares issuable upon conversion of RSUs	512,847	64,576	12,794

17. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB67,462, RMB216,551 and RMB393,812 for the years ended December 31, 2019, 2020 and 2021, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

18. RELATED PARTY TRANSACTION

(1)
Related parties

Name of related parties	Relationship with the Group
Beijing Youlian Global Education Technology Co., Ltd ("Beijing Youlian")(1)	Equity method investment investee

(1)
Beijing Youlian was dissolved in June 2020.

(2)
The significant transactions between the Group and its related parties were as follows:

Other than as disclosed elsewhere in these consolidated financial statements, the Group had the following significant related party transactions:

	Revenue Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beijing Youlian(1)	566	—	—
Total	566	—	—

	Expense Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beijing Youlian(2)	3,569	1,457	—
Total	3,569	1,457	—

(1)
The Group recognized revenue from providing technical service.
(2)
The Group recognized expense from receiving advertising service provided by Beijing Youlian.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

19. LEASE

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in the PRC. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2020 and 2021, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2021, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2020 and 2021 was RMB155,287 and RMB193,957, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations.

Some leases were terminated before the expiration of the lease term due to the negative impact of Business Restructuring, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB484 recognized under Disposal loss on assets in the consolidated statements of operations. The noncash decrease of operating lease right-of-use assets was RMB470,358.

	Year ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	141,942	156,600
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	647,029	39,069
Weighted average remaining lease term:
Operating leases	4.6	4.3
Weighted average discount rate:
Operating leases	6.6%	6.5%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

19. LEASE - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ending December 31:

RMB
Year ending December 31,
2022	108,998
2023	107,372
2024	104,373
2025	75,460
2026	31,160
2027 and thereafter	15,439
Less: imputed interest	(86,757)
Total	356,045

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2019, 2020, 2021, total rental expense for all operating leases amounted to RMB53,165, RMB155,287 and RMB193,957, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

20. CONTINGENCIES

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

21. SEGMENT INFORMATION

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

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

22. RESTRICTED NET ASSETS

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB329,344 and RMB4,738,378 as of December 31, 2020 and 2021, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

23. SUBSEQUENT EVENT

In compliance with Beijing local government's updated regulatory requirements that after-school tutoring services for senior high school students need to strictly follow the Opinion published in July 2021, the Group ceased offering tutoring services related to academic subjects to students in senior high schools by the end of February 2022, which will have a substantial adverse impact on the Group's revenues for 2022 and subsequent periods. The total revenue associated with online K-12 academic subject tutoring services for the years ended December 31, 2019, 2020 and 2021 is disclosed in note 2.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31
	2020	2021	2021
	RMB	RMB	USD

Cash and cash equivalents	8,430	11,260	1,767
Short-term investments	5,983,518	885,420	138,942
Prepaid expenses and other current assets	10,627	463	73
Amounts due from subsidiaries and VIEs	318,205	5,777,602	906,632
Total current assets	6,320,780	6,674,745	1,047,414

Long-term investments	525,373	—	—

TOTAL ASSETS	6,846,153	6,674,745	1,047,414

Accrued expenses and other current liabilities	8,803	5,184	814
Amounts due to subsidiaries and VIEs	100,038	108,120	16,966
Total current liabilities	108,841	113,304	17,780

Deficit of investments in subsidiaries and VIEs	1,007,457	3,680,499	577,551

TOTAL LIABILITIES	1,116,298	3,793,803	595,331

Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2020 and 2021; 96,821,132 and 99,277,116 shares issued; 96,455,774 and 98,032,240 shares outstanding as of December 31, 2020 and 2021)	65	66	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2020 and 2021, 73,305,288 shares issued and outstanding as of December 31, 2020 and 2021)	48	48	8
Treasury stock, at cost	(139,572)	—	—
Additional paid-in capital	7,595,049	7,793,234	1,222,928
Accumulated other comprehensive loss	(59,905)	(143,111)	(22,457)
Statutory reserves	40,380	40,380	6,337
Accumulated deficit	(1,706,210)	(4,809,675)	(754,743)
TOTAL SHAREHOLDERS’ EQUITY	5,729,855	2,880,942	452,083
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	6,846,153	6,674,745	1,047,414

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
General and administrative expenses	12,152	(14,157)	(25,357)	(3,979)
Total operating expenses	12,152	(14,157)	(25,357)	(3,979)
Income (loss) from operations	12,152	(14,157)	(25,357)	(3,979)
Equity in gain (loss) of subsidiaries and VIEs	211,868	(1,387,816)	(3,106,437)	(487,466)
Income from non-operations	2,610	9,043	28,329	4,445
Income (loss) before income tax	226,630	(1,392,930)	(3,103,465)	(487,000)
Income tax expenses	—	—	—	—
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Less: Series A convertible redeemable preferred shares redemption value accretion	16,772	—	—	—
Less: Undistributed earnings allocated to the participating preferred shares	21,698	—	—	—
Net income (loss)	188,160	(1,392,930)	(3,103,465)	(487,000)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	9,219	(74,562)	(73,936)	(11,602)
Unrealized gains on available-for-sale investments (net of tax effect of nil, RMB9,867 and RMB8,598 for the years ended December 31, 2019, 2020 and 2021, respectively)	18,839	67,231	48,191	7,562
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of nil, RMB9,654 and RMB8,302 for the years ended December 31, 2019, 2020 and 2021, respectively)	(11,395)	(70,403)	(57,461)	(9,017)
Total comprehensive income (loss)	243,293	(1,470,664)	(3,186,671)	(500,057)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	226,630	(1,392,930)	(3,103,465)	(487,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (gain) loss of subsidiaries and VIEs	(211,868)	1,387,816	3,106,437	487,466
Realized gains from investments	(525)	(6,564)	(8,498)	(1,333)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(627)	(1,919)	2,083	327
Accrued expenses and other current liabilities	1,756	(1,771)	(3,618)	(568)
Net cash generated from (used in) operating activities	15,366	(15,368)	(7,061)	(1,108)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries and VIEs	(673)	(195,783)	(6,248,209)	(980,480)
Repayment from subsidiaries and VIEs	108,339	—	706,870	110,923
Investing activities on debt securities investments	(1,319,660)	(5,252,188)	5,547,488	870,522
Net cash (used in) generated from investing activities	(1,211,994)	(5,447,971)	6,149	965

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from initial public offering and from exercising the overallotment option by the underwriters (net of issuance cost of RMB31,791)	1,366,860	—	—	—
Capital contribution	—	36	7	1
Proceeds from private placement financing	—	5,687,251	—	—
Repurchase of ordinary shares	(86,739)	(282,543)	—	—
Repayments to related parties	(34,056)	—	—	—
Net cash generated from financing activities	1,246,065	5,404,744	7	1
Effect of exchange rate changes	12,032	5,390	3,735	586
Net increase (decrease) in cash and cash equivalents	61,469	(53,205)	2,830	444
Cash and cash equivalents at beginning of the year	166	61,635	8,430	1,323
Cash and cash equivalents at end of the year	61,635	8,430	11,260	1,767

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries.

2. INVESTMENT IN SUBSIDIARIES AND VIE AND VIE'S SUBSIDIARIES

The Parent Company and its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE’s subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIE and VIE’s subsidiaries were reported as share of loss of subsidiaries, VIE and VIE’s subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIE and VIE’s subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

3. CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.