Form 20-F
period 2022-12-31
Gaotu Techedu Inc.
filed 2023-04-18
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

As of December 31, 2022, there were 172,858,544 ordinary shares outstanding, being the sum of 99,553,256 Class A ordinary shares and 73,305,288 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐No

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“Beijing Yuexuebang” are to Beijing Yuexuebang Network Technology Co., Ltd.;
•
“BVI” are to the British Virgin Islands;
•
“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
•
“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
•
“gross billings” for a specific period are to the total amount of cash received for the sale of course offerings, net of the total amount of refunds in such period;
•
“Gaotu,” “we,” “us,” “our company” and “our” are to Gaotu Techedu Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and combined and consolidated financial information, also include the VIE and its subsidiaries. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
•
“NYSE” are to the New York Stock Exchange;
•
“paid courses” are to our courses that are charged not less than RMB99.00 per course in fees;
•
“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;
•
“RMB” and “Renminbi” are to the legal currency of mainland China;
•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
•
“VIE” or “Beijing Gaotu” are to Gaotu Education Technology Co., Ltd., formerly known as Beijing BaiJia Technology Co., Ltd., or Beijing BaiJia Hulian Technology Co., Ltd.; and
•
“Wuhan Yuexuebang” are to Wuhan Yuexuebang Network Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Gaotu Techedu Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with its VIE and its subsidiaries based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 100% of our total revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Our subsidiaries, the VIE and its shareholders have entered into a series of contractual agreements. These contractual arrangements:

•
enable us to receive the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our subsidiaries;
•
effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the VIE to us; and
•
enable us to hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the laws of mainland China.

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive management services and business cooperation agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat VIE as a consolidated entity under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the legal system of mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIE that these contractual arrangements assigned to us, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. The necessary licenses to conduct business in mainland China are held by the VIE. All of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. Gaotu Techedu Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries and VIE that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our PRC Operations

We face various legal and operational risks and uncertainties associated with being based in or having our operations in China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIE and its subsidiaries in mainland China. As a result, Gaotu Techedu Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations of mainland China permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided loans of RMB195.8 million, RMB6,248.2 million and RMB303.2 million (US$44.0 million), respectively, to our subsidiaries, and received repayments of nil, RMB706.9 million and RMB100.0 million (US$14.5 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Pursuant to the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang, Wuhan Yuexuebang, and Beijing Yuexuebang (collectively, the “WFOEs”) and the VIE and its shareholders, the amount of service fee and payment method should be determined by the WFOEs in its sole discretion. According to this agreement, for the years ended December 31, 2020, 2021 and 2022, the WFOEs charged nil, nil, and RMB131.4 million (US$19.1 million) service fees from the VIE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on our evaluation of their working capital needs, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our mainland China subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. The Cayman Islands, where Gaotu Techedu Inc., the direct parent company of the WFOEs, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”), which directly owns Beijing Lexuebang, is incorporated in Hong Kong. However, if BaiJiaHuLian HK is not considered to qualify for any conditions and requirements under applicable tax circulars, and such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.” For more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-domestic shareholders or the ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2) Under the terms of VIE agreements, our mainland China subsidiaries may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and VIE files income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our mainland China subsidiaries and are tax neutral.

(3) Certain of our subsidiaries and VIE qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4) The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our mainland China subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our mainland China subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our mainland China subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the mainland China subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

In addition, our mainland China subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.” And “—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, other than disclosed in “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” our mainland China subsidiaries, the VIE and its subsidiaries have obtained the licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, and the Permit for Production and Operation of Radio and TV Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major PRC operating entity designated by us may be required to be file with the CSRC, in connection with any follow-on offering and other certain activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing.”

A. [Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 and selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the year ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and selected consolidated cash flows data for the year ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and its subsidiaries and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	397,306	2,114,855	7,124,744	6,561,747	2,498,214	362,207
Cost of revenues(1)	(142,753)	(535,912)	(1,762,548)	(2,397,604)	(701,050)	(101,643)
Gross profit	254,553	1,578,943	5,362,196	4,164,143	1,797,164	260,564
Operating expenses
Selling expenses (1)	(121,518)	(1,040,906)	(5,816,214)	(5,129,267)	(1,179,760)	(171,049)
Research and development expenses (1)	(74,050)	(212,197)	(734,450)	(1,252,877)	(445,117)	(64,536)
General and administrative expenses (1)	(39,831)	(110,106)	(566,565)	(720,253)	(290,339)	(42,095)
Impairment loss on long-lived assets	—	—	—	(52,544)	—	—
Impairment loss on goodwill	—	—	—	(43,300)	—	—
Disposal loss on assets	—	—	—	(146,245)	—	—
Total operating expenses	(235,399)	(1,363,209)	(7,117,229)	(7,344,486)	(1,915,216)	(277,680)
Income/(loss) from operations	19,154	215,734	(1,755,033)	(3,180,343)	(118,052)	(17,116)
Interest income	2,193	8,861	3,372	31,460	21,370	3,098
Realized gains from investments	—	11,395	70,403	65,763	42,264	6,128
Other income(2)	50	6,249	253,646	20,906	51,885	7,523
Income(loss) before provision for income tax and share of results of equity investees	21,397	242,239	(1,427,612)	(3,062,214)	(2,533)	(367)
Income tax (expenses)/benefits	(2,616)	(16,957)	34,619	(40,949)	15,705	2,277
Share of results of equity investees	869	1,348	63	(302)	—	—
Net income/(loss)	19,650	226,630	(1,392,930)	(3,103,465)	13,172	1,910
Series A convertible redeemable preferred shares redemption value accretion	(38,930)	(16,772)	—	—	—	—
Undistributed earnings allocated to the participating preferred shares	—	(21,698)	—	—	—	—
Net (loss)/income attributable to Gaotu Techedu Inc.’s ordinary shareholders	(19,280)	188,160	(1,392,930)	(3,103,465)	13,172	1,910
Net (loss)/income per ordinary share
Basic	(0.21)	1.42	(8.72)	(18.17)	0.08	0.01
Diluted	(0.21)	1.35	(8.72)	(18.17)	0.07	0.01
Weighted average shares used in net (loss)/income per share
Basic	92,224,998	132,400,941	159,725,779	170,790,979	172,254,080	172,254,080
Diluted	92,224,998	139,477,898	159,725,779	170,790,979	175,991,484	175,991,484

Note:

(1)
Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	283	16,504	66,422	118,145	42,490	6,160
Selling expenses	429	5,606	18,039	44,402	6,659	965
Research and development expenses	782	16,357	94,952	130,620	39,172	5,679
General and administrative expenses	4,423	21,770	59,033	52,092	34,333	4,979
Total	5,917	60,237	238,446	345,259	122,654	17,783
(2)
The amount of other expenses from 2018 to 2021 have been combined with other income.

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020, 2021 and 2022:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	33,259	73,967	355,224	728,934	819,911	118,876
Restricted cash	—	—	—	168,189	22	3
Short-term investments	197,991	1,473,452	7,331,268	2,774,000	2,923,864	423,920
Total current assets	280,801	1,808,901	8,457,248	3,936,786	4,166,477	604,082
Long-term investments	5,221	1,188,286	530,729	—	—	—
Total assets	338,203	3,394,532	10,685,792	5,024,666	4,876,175	706,979
Current liabilities	355,912	1,637,250	4,197,392	1,760,268	1,609,222	233,316
Total liabilities	364,682	1,837,177	4,955,937	2,143,724	1,780,346	258,126
Total mezzanine equity	466,060	—	—	—	—	—
Total shareholders’ (deficit) equity	(492,539)	1,557,355	5,729,855	2,880,942	3,095,829	448,853

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	241,869	1,285,054	603,273	(4,185,807)	54,545	7,908
Net cash (used in)/generated from investing activities	(198,720)	(2,504,566)	(5,596,304)	4,812,502	(158,385)	(22,964)
Net cash (used in)/generated from financing activities	(29,193)	1,246,065	5,272,100	(100,614)	—	—
Effect of exchange rate changes	9	14,155	2,188	15,818	26,650	3,864
Net increase/(decrease) in cash and cash equivalents	13,965	40,708	281,257	541,899	(77,190)	(11,192)
Cash, cash equivalents and restricted cash at beginning of year	19,294	33,259	73,967	355,224	897,123	130,071
Cash, cash equivalents and restricted cash at end of year	33,259	73,967	355,224	897,123	819,933	118,879

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for the VIE and other entities as of the dates presented.

•
“Gaotu Techedu Inc.” is our Cayman Islands holding company;
•
“Other Subsidiaries” refer to the sum of BaiJiaHuLian HK and Shanghai Chuxuebang Network Technology Co., Ltd (“Shanghai Chuxuebang”);
•
“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Gaotu and all of its subsidiaries in mainland China.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2022
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	362,207	—	362,207
Inter-company revenues	—	—	102,033	9,365	(111,398)	—
Total costs and expenses	(1,277)	(1,615)	(90,939)	(396,890)	111,398	(379,323)
Income/(loss) from subsidiaries and VIE	6,604	7,243	(8,912)	—	(4,935)	—
(Loss)/income from non-operations	(3,417)	980	5,302	13,884	—	16,749
Income/(loss) before income tax expenses	1,910	6,608	7,484	(11,434)	(4,935)	(367)
Income tax (expenses)/benefits	—	(4)	(241)	2,522	—	2,277
Net income/(loss)	1,910	6,604	7,243	(8,912)	(4,935)	1,910

	For the year ended December 31, 2021
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	1,029,681	—	1,029,681
Inter-company revenues	—	—	388,888	6,263	(395,151)	—
Total costs and expenses	(3,979)	26	(521,332)	(1,398,612)	395,151	(1,528,746)
(Loss)/income from subsidiaries and VIE	(487,466)	(487,471)	(368,010)	—	1,342,947	—
Income/(loss) from non-operations	4,445	(21)	12,983	1,131	—	18,538
(Loss)/income before income tax expenses	(487,000)	(487,466)	(487,471)	(361,537)	1,342,947	(480,527)
Share of results of equity investees	—	—	—	(47)	—	(47)
Income tax benefits	—	—	—	(6,426)	—	(6,426)
Net (loss)/income	(487,000)	(487,466)	(487,471)	(368,010)	1,342,947	(487,000)

	For the year ended December 31, 2020
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	1,118,028	—	1,118,028
Inter-company revenues	—	—	479,863	5,242	(485,105)	—
Total costs and expenses	(2,222)	—	(599,419)	(1,276,896)	485,105	(1,393,432)
(Loss)/income from subsidiaries and VIE	(217,779)	(217,779)	(98,161)	—	533,719	—
Income/(loss) from non-operations	1,419	—	(62)	50,023	—	51,380
(Loss)/income before income tax expenses	(218,582)	(217,779)	(217,779)	(103,603)	533,719	(224,024)
Share of results of equity investees	—	—	—	10	—	10
Income tax benefits	—	—	—	5,432	—	5,432
Net (loss)/income	(218,582)	(217,779)	(217,779)	(98,161)	533,719	(218,582)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	541	249	72,842	45,244	—	118,876
Restricted cash	—	—	—	3	—	3
Short-term investments	106,441	29,030	133,551	154,898	—	423,920
Inventory	—	—	—	3,303	—	3,303
Amounts due from subsidiaries and VIE, current portion	936,572	115,066	362,528	10,690	(1,424,856)	—
Prepaid expenses and other current assets	259	—	7,681	50,040	—	57,980
Total current assets	1,043,813	144,345	576,602	264,178	(1,424,856)	604,082

Operating lease right-of-use assets	—	—	6,184	5,946	—	12,130
Property, equipment and software, net	—	—	2,674	77,363	—	80,037
Land use rights	—	—	—	3,969	—	3,969
Investments in subsidiaries and VIE	—	155,963	—	—	(155,963)	—
Deferred tax assets	—	—	—	2,273	—	2,273
Rental deposit	—	—	968	410	—	1,378
Amounts due from subsidiaries and VIE, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	115	2,995	—	3,110
Total non-current assets	—	217,463	9,941	92,956	(217,463)	102,897
TOTAL ASSETS	1,043,813	361,808	586,543	357,134	(1,642,319)	706,979

Accrued expenses and other current liabilities	736	—	41,994	53,279	—	96,009
Amounts due to subsidiaries and VIE	15,676	936,572	44,287	428,322	(1,424,857)	—
Deferred revenue, current portion	—	—	—	131,490	—	131,490
Operating lease liabilities, current portion	—	—	2,472	3,085	—	5,557
Income tax payable	—	—	222	38	—	260
Total current liabilities	16,412	936,572	88,975	616,214	(1,424,857)	233,316

Deferred revenue, non-current portion	—	—	—	7,600	—	7,600
Operating lease liabilities, non-current portion	—	—	3,877	2,531	—	6,408
Deferred tax liabilities	—	3	21	10,778	—	10,802
Deficit of investments in subsidiaries and VIE	574,767	—	337,707	—	(912,474)	—
Other long-term payables	—	—	—	57,718	(57,718)	—
Total non-current liabilities	574,767	3	341,605	78,627	(970,192)	24,810

TOTAL LIABILITIES	591,179	936,575	430,580	694,841	(2,395,049)	258,126

TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	452,634	(574,767)	155,963	(337,707)	752,730	448,853

	As of December 31, 2021
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	1,767	18	90,840	21,761	—	114,386
Restricted cash	—	—	2,348	24,045	—	26,393
Short-term investments	138,942	—	133,577	162,782	—	435,301
Inventory	—	—	—	2,447	—	2,447
Amounts due from subsidiaries and VIE, current portion	906,632	126,338	586,687	240,600	(1,860,257)	—
Prepaid expenses and other current assets	73	—	8,373	30,795	—	39,241
Total current assets	1,047,414	126,356	821,825	482,430	(1,860,257)	617,768

Operating lease right-of-use assets	—	—	25,063	30,468	—	55,531
Property, equipment and software, net	—	—	5,115	101,593	—	106,708
Land use rights	—	—	—	4,422	—	4,422
Investments in subsidiaries and VIE	—	144,062	—	—	(144,062)	—
Rental deposit	—	—	857	2,681	—	3,538
Amounts due from subsidiaries and VIE, non-current portion	—	62,469	—	—	(62,469)	—
Other non-current assets	—	—	160	354	—	514
Total non-current assets	—	206,531	31,195	139,518	(206,531)	170,713
TOTAL ASSETS	1,047,414	332,887	853,020	621,948	(2,066,788)	788,481

Accrued expenses and other current liabilities	814	—	42,534	65,441	—	108,789
Amounts due to subsidiaries and VIE	16,966	910,437	272,325	660,529	(1,860,257)	—
Deferred revenue, current portion	—	—	—	154,881	—	154,881
Operating lease liabilities, current portion	—	—	6,046	6,509	—	12,555
Total current liabilities	17,780	910,437	320,905	887,360	(1,860,257)	276,225

Deferred revenue, non-current portion	—	—	—	1,448	—	1,448
Operating lease liabilities, non-current portion	—	—	18,393	24,923	—	43,316
Deferred tax liabilities	—	—	—	11,238	—	11,238
Deficit of investments in subsidiaries and VIE	577,551	—	369,659	—	(947,210)	—
Other long-term payables	—	—	—	66,640	(62,469)	4,171
Total non-current liabilities	577,551	—	388,052	104,249	(1,009,679)	60,173

TOTAL LIABILITIES	595,331	910,437	708,957	991,609	(2,869,936)	336,398

TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	452,083	(577,550)	144,063	(369,661)	803,148	452,083

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(396)	(54,545)	(18,061)	80,910	—	7,908
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(43,962)	(3,320)	—	—	47,282	—
Repayment from subsidiaries and VIE	14,499	8,498	—	—	(22,997)	—
Other investing investments	25,283	(28,168)	(7,464)	(12,615)	—	(22,964)
Net cash (used in)/generated from investing activities	(4,180)	(22,990)	(7,464)	(12,615)	24,285	(22,964)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	43,962	3,320	—	(47,282)	—
Repayment to parent company	—	(14,499)	3,516	4,982	6,001	—
Other financing activities	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	—	29,463	6,836	4,982	(41,281)	—

	For the Year Ended December 31, 2021
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(1,108)	(60,334)	(504,341)	(91,062)	—	(656,845)
Investments in subsidiaries and VIE	—	(678,924)	—	—	678,924	—
Loans to subsidiaries and VIE	(980,480)	(130,287)	—	—	1,110,767	—
Repayment from subsidiaries and VIE	110,923	—	—	—	(110,923)	—
Other investing investments	870,522	—	(134,457)	19,123	—	755,188
Net cash generated from/(used in) investing activities	965	(809,211)	(134,457)	19,123	1,678,768	755,188
Capital contribution from parent company	—	—	678,924	—	(678,924)	—
Loans from parent company	—	980,480	—	130,287	(1,110,767)	—
Repayment to parent company	—	(110,923)	—	—	110,923	—
Other financing activities	1	—	—	(15,790)	—	(15,789)
Net cash generated from/(used in) financing activities	1	869,557	678,924	114,497	(1,678,768)	(15,789)

	For the Year Ended December 31, 2020
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(2,412)	(549,732)	27,644	619,167	—	94,667
Investments in subsidiaries and VIE	—	(29,689)	—	—	29,689	—
Loans to subsidiaries and VIE	(30,723)	—	—	—	30,723	—
Repayment from subsidiaries and VIE	—	548,705	—	—	(548,705)	—
Other investing investments	(824,183)	—	(6,068)	(47,931)	—	(878,182)
Net cash (used in)/generated from investing activities	(854,906)	519,016	(6,068)	(47,931)	(488,293)	(878,182)
Capital contribution from parent company	—	—	29,689	—	(29,689)	—
Loans from parent company	—	30,723	—	—	(30,723)	—
Repayment to parent company	—	—	—	(548,705)	548,705	—
Repayment to related parities	—	—	—	(72)	—	(72)
Other financing activities	848,122	—	—	(20,743)	—	827,379
Net cash generated from/(used in) financing activities	848,122	30,723	29,689	(569,520)	488,293	827,307

b.
Capitalization and Indebtedness

Not Applicable.

c.
Reasons for the Offer and Use of Proceeds

Not Applicable.

d.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors”.

Risks Related to Our Business and Industry

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant government authorities of mainland China has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect;
•
The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities;
•
If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of compulsory education academic subject tutoring services, and our business and prospects will be materially and adversely affected;
•
We have incurred net losses in the past, and the cessation of compulsory education academic subject tutoring services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future;
•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance;
•
If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected; and
•
Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Related to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

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

Risks Related to Doing Business in China

•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
•
The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing;
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•
Uncertainties with respect to the legal system of mainland China could adversely affect us; and
•
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks Related to the ADSs

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
•
If we fail to meet NYSE’s continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs;
•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline; and
•
The sale or perceived availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Risks Related to Our Business and Industry

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

The private education industry in mainland China, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the Key Points of Workstreams of the year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring” for more details.

On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures. On August 2, 2021, the Guangdong Education Bureau issued the Circular Guangdong Education Bureau on Reducing the Burden of After-School Tutoring on Students in Compulsory Education, or the Guangdong Circular, and together with the Beijing Measures, the Alleviating Burden Opinion and its implementation measures, the “New Regulations”. In addition, to implement the New Regulations, on September 7, 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, the MOE and relevant authorities further issued an announcement to regulate non-academic subjects after-school tutoring in March 2022 and the Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students in November 2022. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring” for more details.

We have closely monitored the evolving regulatory environment and made efforts to seek guidance from and cooperate with the government authorities to comply with the New Regulations. Among other things, we have ceased offering and will not offer compulsory education academic subject tutoring services since the end of 2021.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected in 2022 and subsequent periods by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable laws and regulations of mainland China, including the New Regulations and the Non-Academic Tutoring Regulations. In addition to the cessation of compulsory education academic subject tutoring services, we have taken other actions to restructure our business and operations, including closing of some of our operating centers and implementing staff optimization plans, to maintain our continued operations. We will continue to seek guidance from and cooperate with all relevant government authorities in mainland China in connection with its efforts to comply with the policy directives of the New Regulations. We will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, and the Non-Academic Tutoring Regulations, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.

In light of recent regulatory developments in mainland China, in addition to the cessation of our compulsory education academic subject tutoring services, we have made and will continue to make changes to our existing business, including and implementing organization optimization plan and executing on any new business strategy we decide to pursue. Learning services are still our most important business and main source of income. This part of business mainly includes college students and adult education, business related to overseas study, and non-academic tutoring. To that end, we will continue to invest in our professional and vocational education business, including offering financial certificate and public office exam preparation, while constantly exploring more professional education program opportunities, such as post-graduate exam preparation and overseas study consulting service. We aim to establish a diversified professional education course portfolio with a wide range of course offerings. In addition, educational content and digitalized learning products are complementary to learning services, mainly including content products and auxiliary learning tools, but we cannot guarantee you that these businesses will be profitable or increase profitability in the future.

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

If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of compulsory education academic subject tutoring services, and our business and prospects will be materially and adversely affected.

Following the cessation of compulsory education academic subject tutoring services, we have shifted our business strategies to expand our course and service offerings into new areas as well as update and expand the content of our existing course, services and products in a cost-effective and timely manner. Our ability to attract students to purchase our course packages outside of compulsory education academic subject tutoring services is critical to maintain our continued operations. This in turn will depend on several factors, including our ability to continue to develop, adapt or enhance number and quality of our course offerings in these new areas to respond to regulatory developments and evolving demands of our existing or prospective students, engage, train and retain high quality teaching staff in support of new course offerings, and effectively market our course offerings and enhance our brand awareness to a broader base of prospective students. The expansion of our course and education service offerings may not succeed due to evolving government regulations, competition, failure to effectively market our new courses, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new areas with sufficient growth potential to expand our course offerings, and demand for our courses, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in regulatory developments and market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

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

We have incurred net losses in the past, and the cessation of compulsory education academic subject tutoring services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future.

We generated a net income of RMB13.2 million (US$1.9 million) in 2022, compared to a net loss of RMB3,103.5 million in 2021, and a net loss of RMB1,392.9 million in 2020. Although the scale of revenue declined due to cessation of compulsory education academic subject tutoring services, the changes of business strategy and organizational structure, as well as the implementation of cost reduction and efficiency increase, helped us attained profitability in 2022. The cessation of compulsory education academic subject tutoring services and other measures we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We may incur net losses in the future while exploring new business strategies, and we cannot assure you that we will be able to consistently generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest in developing new course offerings and digital products to attract new students and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not be profitable or increase our profitability in the future.

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

Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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

The mainland China’s regulatory and enforcement regime with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Cybersecurity, Data Security, and Personal Information Protection.” The following are examples of certain recent regulatory activities in this area in mainland China:

Data Security and Cybersecurity

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Revised Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, for public comments. The Draft Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

We may not be able to maintain our course fee level.

Our results of operations are affected by the pricing of our education services. We determine our course fees primarily based on the demand for our educational programs, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. In addition, PRC government may issue government-guided pricing mechanism which may impose limits on the course fees we may charge for our educational programs in the future. As of the date of this annual report, we have not received any guidance on the implementation of these price control mechanism. We will adjust our pricing if we receive specific government instructions to comply with these new regulations. Such pricing mechanism will also cause our gross and net margin to decline. Further, as we shift our focus on college students and adult education, business related to overseas study, non-academic tutoring, educational content and digitalized learning products, our new course offerings and product and service offerings may not have the same margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors.

We face significant competition in each part of our current and future course and service offerings, which could divert students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

The online education industry in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each part of our current and future course and service offerings from other online educational service providers, as we continue to restructure our core business and explore new opportunities after the cessation of compulsory education academic subject tutoring services.

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

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in mainland China are highly regulated by the PRC government. As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our education services in mainland China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current laws and regulations of mainland China are still evolving, and new laws and regulations may also be promulgated.

The VIE and its subsidiaries currently hold the licenses and permits from the PRC government authorities that are material for the business operations, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and TV Programs, the Publication Operation License, and the Online Operating License for Academic Subject Tutoring Services to High School Students. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. For example, applicable laws and regulations of mainland China require any entity engaged in certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Services Permit.

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

Our business, financial condition and results of operations may continue to be adversely affected by the effects of the COVID-19 pandemic in China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, schools, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We had to adjust various aspects of our operations and took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The population in most of the major cities in China was locked down to a greater or lesser extent at various times, which disrupted school schedules significantly.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there still remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment and greater economic uncertainty, which may impact our business in a materially negative way.

All of our revenues and our workforce are concentrated in mainland China. Consequently, our results of operations and financial performance may continue to be adversely affected by the effects of the COVID-19 pandemic in China, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. To the extent that potential future waves of COVID-19 disrupt school operations and semester schedules, we may face operational challenges with respect to continuing to offer our online courses and educational services to our students. Any reduction in disposable income of our students resulting from a worsening economy still under COVID-19’s influence may also lessen demands for our courses, tutoring services and digital products or put price pressure on our courses, tutoring services and digital products. The duration and extent of impact of such business disruptions, lower demands or price pressure on our operating results and financial performance cannot be reasonably estimated at this time.

Refunds or potential refund disputes of our course fees may negatively affect our cash flows, financial condition, and reputation.

For our online courses, we offer refunds for any remaining classes in a course to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our education content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, and any change or development in applicable laws and regulations with respect to fees and tuitions charged by online education service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our education services to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through a third-party cloud computing service provider in mainland China. Our operations depend on the service provider’s ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service. Any interruptions in the accessibility of or deterioration it the quality of access to our system could reduce students’ satisfaction and result in reduction in the number of students using our services, which would reduce the attractiveness of our education content offering services.

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

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. The legal regime relating to the recognition and enforcement of intellectual property rights in mainland China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in mainland China may progress slowly, during which time infringement may continue largely unimpeded. Enforcement of judgments in mainland China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. Gaotu Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020 — an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. On February 24, 2023, the Court granted defendants’ motion to dismiss. Plaintiffs have until April 25, 2023 to submit an amended complaint.

Separately, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in December 2022, captioned Zhang v. Gaotu Techedu Inc. et al., No. 1:22-cv-07966 (U.S. District Court for the Eastern District of New York). Plaintiffs purportedly brought the case on behalf of a class of persons who purchased the Company’s ADSs between March 5, 2021 and July 23, 2021, and alleged that the Company’s public filings contained misstatements and omissions in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. We intend to defend the action vigorously. As the case is still in its preliminary stage, we cannot predict its outcome, potential damages, or expenses that may be incurred.

The SEC’s Division of Enforcement has sought the production of certain financial and operating records dating from January 1, 2017 following a number of short-seller reports about us from approximately early- to mid-2020. The SEC notified us, by letter dated October 19, 2022, that the SEC had concluded its investigation into our Company and that, based on the information that the SEC had as of the date of its letter, the SEC did not intend to recommend an enforcement action against us. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In mainland China, professional school admissions and professional certification programs rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for adult students to take professional education courses to pursue higher education or employment opportunities by improving their test performance. Professional school admissions and professional certification programs undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our services and products, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to timely develop our education content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team works closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. In particular, in light of recent regulatory developments in mainland China, we have ceased offering compulsory education academic subject tutoring services and shift our focus towards offering and developing educational services for college students and adults, overseas study related services, non-academic tutoring services, educational content and digitalized learning products. The adjustments, updates and expansions of our existing education content offerings and the development of new course materials may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

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

The continued services of our senior management and other key personnel is important to our continued success. In particular, we rely on the expertise and experience of Mr. Larry Xiangdong Chen, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China or we may be unable to enforce them at all.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

As we shift our strategies in selling and marketing spending due to the impact of the New Regulations, we have reduced our brand advertisement and promotional course spending. As a result, we have seen significant decrease in our selling expenses in the fourth quarter of 2021. However, selling expenses still represented a significant portion of our operating expenses. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or further improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the online education market in mainland China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

Our advertising content may subject us to penalties and other administrative actions.

Under the advertising laws and regulations of mainland China, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Advertising.”

We use customer management tools with automatic message sending and receiving functions to automatically distribute promotion-related information to our users. While these customer management tools play an important role in our advertising content, they may subject us to violations and penalties under the Anti-Unfair Competition Law of the PRC.

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements is in compliance with relevant laws, regulations and regulatory requirements, especially given the uncertainty in the interpretation of these laws and regulations of mainland China. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures. In April 2021, due to the way we represented our teachers and courses in certain advertisements and the way we displayed promotional prices for certain of our courses in our mobile app, we were found by PRC regulatory authorities to have violated the Price Law of the PRC and advertising laws and regulations, and we were consequently warned and imposed fines totaling RMB0.7 million (US$0.1 million). Further, despite any contractual safeguard, the advertising agencies we have worked with or will work with are not fully under our control, and they have committed and may again commit misconducts or otherwise produce subpar advertising content that give rise to false advertisement claims. In December 2020, one of the advertising agencies we worked with used an actor purporting to be an experienced English teacher to advertise one of our courses, and this actor was later found to not have the qualifications she purported to have in the advertisement at all. In April 2021, we were fined approximately RMB262 thousand (US$41 thousand) by the relevant governmental authority for such misleading content in our advertisement. Any violations of applicable advertising laws and regulations of mainland China in the future may subject us to administrative actions or even penalties, and our reputation may be harmed as a result, which may negatively affect our business, financial condition, results of operations and prospects.

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

We allow teaching staff to engage in real-time communication with our students. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. Our tutors and quality assurance team monitor our live courses, chat messages and other content on our platform to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our students, teaching staff, to the extent any improper behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. In addition, if any of our students, teaching staff suffer or allege to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected student, teaching staff, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our platform or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

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

We have granted options and restricted share units, and recorded RMB238.4 million, RMB345.3 million and RMB122.7 million (US$17.8 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The currently effective PRC Labor Contract Law was taking effect from January 1, 2008 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. As a result of the cessation of compulsory education academic subject tutoring services and other measures we have taken to comply with recent regulatory developments, we have implemented a staffing optimization plan and incurred significant severance cost in connection with employee layoffs. To the extent that we need to restructure our workforce and make staff optimization plans, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of students. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Failure to make adequate contributions to various employee benefits plans as required by the regulations of mainland China may subject us to penalties.

Companies operating in mainland China are required to participate in various government-sponsored employee benefit plans, including certain social insurance and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. In 2020, our mainland China entities were able to enjoy reductions and/or exemptions for certain mandatory social security insurance payments due to the COVID-19 pandemic, which may gradually cease in 2021. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable labor-related laws may subject us to late payment fees and labor disputes, and we could be required to make up the contributions for these plans as well as to pay late fees, and fines. If we are subject to late fees, fines or labor disputes in relation to the underpaid employee benefits, or are required to make up the contributions for these plans, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we conduct our business in mainland China primarily through Beijing Gaotu, the VIE, and its subsidiaries, based on a series of contractual arrangements by and among the WFOEs, the VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, the shareholders of the VIE effectively assigned all of their voting rights and economic interests underlying their equity interest in the VIE to us, which gives us the power to direct the activities that most significantly impact the VIE’s economic performance. We consolidate financial results of the VIE and its subsidiaries into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIE holds the licenses, approvals and key assets that are essential for our operations. However, investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributed 100% of our revenues in 2022.

In the opinion of our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, (i) the ownership structure of the VIE and the WFOEs in mainland China does not result in any violation of the laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among the WFOEs, the VIE and its shareholders are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and will not result in any violation of the laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
imposing fines on us;
•
confiscating any of our income that they deem to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on our operations;
•
placing restrictions on our right to collect revenues; and
•
shutting down our servers or blocking our apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE, and its shareholders to operate our business in mainland China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts for our business operations. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China, arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system of mainland China. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIE that these contractual arrangements assigned to us, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under the laws of mainland China. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with the legal procedures of mainland China. However, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIE that these contractual arrangements assigned to us, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

Under the applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our contractual arrangements with the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws of mainland China, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for mainland China tax purposes, which could in turn increase its tax liabilities without reducing our mainland China subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent PRC governmental authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by mainland China entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and our ordinary shares and service any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the laws and regulations of mainland China, wholly foreign-owned enterprises in mainland China, such as Beijing Lexuebang, may pay dividends only out of their accumulated profits as determined in accordance with mainland China’s accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or the relevant authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. For more details, please refer to “Regulation—Regulation Related to M&A and Overseas Listings.”

If we fail to complete the filing procedures or conceals or omits of any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our operations are located in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations of mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the legal system of mainland China could adversely affect us.

The legal system of mainland China is based on written statutes and court decisions have limited precedential value. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the judicial and administrative authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the legal system of mainland China is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries, including the online private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by mainland China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect If our preferential taxon the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We have started to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk since January 2021. However, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our mainland China subsidiaries may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In light of the flood of capital outflows of mainland China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” or HNTE, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing Gaotu and Beijing GaoTuYunJi Education Technology Co., Ltd (“GaoTuYunJi”) enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, could qualify the conditions of software enterprises specified in Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission and The Ministry of Industry and Information Technology, is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Beijing Lexuebang obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2019 and 2020, and a tax rate of 12.5% from 2021 to 2023. Wuhan Yuexuebang has obtained the Software Enterprise certificate and adopted exemption from enterprise income tax for 2020 and 2021, and a tax rate of 12.5% from 2022 to 2024 upon annual tax filings. In accordance with Cai Shui [2020] No.8 and the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the Group's educational services were not subject to any VAT from January 1, 2020 to March 31, 2021. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries, the VIE and its subsidiaries. We may make loans to our mainland China subsidiaries, the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our mainland China subsidiaries. Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises, or FIEs, under the laws of mainland China, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly for payment beyond the business scope of such FIE or payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope; and (iv) paying the expenses related to the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in mainland China, we are not likely to make such loans to the VIE, which is a domestic company incorporated in mainland China. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.

In light of the various requirements imposed by the regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Mainland China’s regulations relating to the establishment of offshore special purpose companies by domestic residents may subject our domestic resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires domestic residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such domestic residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such domestic citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are domestic residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify domestic residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being domestic residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the domestic residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are domestic residents or entities, including the beneficiaries of the trust schemes directly or indirectly holding interests in our Cayman Islands holding company, have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with mainland China’s regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, domestic residents of mainland China who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the domestic subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are domestic residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, domestic residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are domestic residents must retain a qualified domestic agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic agent or the overseas entrusted institution or other material changes. We and our domestic employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations. Failure of our domestic share-based award holders to complete their SAFE registrations may subject these domestic residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-domestic shareholders or the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to mainland China’s enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued a circular in April 2009, known as SAT Circular 82 and as last amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Gaotu Techedu Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within mainland China. Furthermore, if PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, dividends paid to our non-domestic individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-domestic shareholders of Gaotu Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that Gaotu Techedu Inc. is treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in mainland China resident enterprises by their non-domestic holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of domestic assets, including a transfer of equity interests in an unlisted non-domestic holding company of a mainland China resident enterprise, by non-resident enterprises may be re-characterized and treated as a direct transfer of the underlying domestic assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China’s enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, as amended. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the laws of mainland China, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will need to seek approval by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees may abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE or its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

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

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on June 6, 2019. The trading price of our ADSs could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

If we fail to meet NYSE’s minimum share price and other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the New York Stock Exchange, or the NYSE. The NYSE Listed Company Manual sets forth minimum requirements that a company must meet for continued listing on the NYSE. In order to maintain its listing on the NYSE, a company must, among other things, maintain an average closing price of at least US$1.00 per share over a consecutive 30 trading-day period. On November 16, 2022, we received a written notice from the NYSE notifying us that our ADS had fallen below the NYSE’s continued listing criterion of a minimum share price of US$1.00 per ADS over a 30 trading-day period. In accordance with the NYSE rules, we had a period of six months following the receipt of the notice to regain compliance with the minimum share price requirement. On January 3, 2023, the NYSE confirmed in a letter to us that the average closing price of our ADSs for the previous consecutive 30 trading-day period was above US$1.00 per ADS. Accordingly, we have regained compliance with the minimum share price requirement since January 3, 2023.

As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on the NYSE. However, there can be no assurance that we will stay compliant with the NYSE’s requirements for continued listing at all times going forward. The delisting of our ADSs may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares(with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2023, these Class B ordinary shares constitute 45.3% of our total issued and outstanding share capital and 88.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2022. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the 2022 taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders owning the ADSs or our ordinary shares.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe we were a PFIC for the 2022 taxable year. However, no assurance can be given that we will continue to be a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) held an ADS or an ordinary share, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holder of our ADSs and ordinary shares.

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

In August 2014, we established a wholly-owned subsidiary in Hong Kong, BaiJiaHuLian HK Holdings Limited. In January 2015, BaiJiaHuLian HK Holdings Limited established a wholly-owned subsidiary in mainland China, Beijing Lexuebang Network Technology Co., Ltd., or Beijing Lexuebang.

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

In May 2020, our board of directors authorized a share repurchase program, or the 2020 share repurchase program, under which we may repurchase up to US$150 million worth of our shares, effective until May 6, 2022. We did not repurchase any shares under the 2020 share repurchase program in 2022.

In December 2020, we raised US$870 million in net proceeds from the private placement of our newly issued Class A ordinary shares to certain investors. In the same month, we substantially completed the acquisition of 100% of the equity interest in Tianjin Puxin Online School Education Technology Co., Ltd., for a total consideration of RMB37.4 million. Tianjin Puxin Online School Education Technology Co., Ltd. became a subsidiary of the VIE after the acquisition. Tianjin Puxin Online School Education Technology Co., Ltd. completed its deregistration process in July, 2022.

From January 2020 to July 2021, we established two new wholly foreign-owned enterprises in Beijing and Wuhan, one new subsidiary of Beijing Lexuebang, as well as 11 new subsidiaries of the VIE in mainland China.

From the end of 2021 to 2022, we ceased offering compulsory education academic subject tutoring services and shifted our focus to education for college students and adult, services related to overseas study, and non-academic tutoring.

In November 2022, our board of directors authorized another share repurchase program, or the 2022 share repurchase program, under which we may repurchase up to US$30 million of our common shares, including shares represented by ADSs, effective until November 22, 2025. We did not repurchase any shares under the 2022 share repurchase program in 2022.

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

b.
Business Overview

We are a technology-driven education company with core expertise in online courses. We offer learning services and educational content and digitalized learning products. We adopt the online live large-class format to deliver our courses, which we believe is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China.

Our education excellence is backed by our high quality teachers and in-house curriculum development expertise. To create an effective and engaging learning environment under the large-class format, we adopt a dual-teacher system, staffing each class with a leading instructor and multiple well-trained supporting tutors serving smaller groups of students. We pride ourselves on our rigorous and systematic teacher selection and coaching process. As of December 31, 2022, we had 1,152 instructors, including 203 full-time instructors, 949 contract instructors, and 583 tutors.

We develop and tailor our proprietary curriculum specifically to our online live large-class format with the goal of driving students’ engagement and academic performance. We design our courses in ways to inspire students’ genuine interest and in-depth interactions, which in turn foster students’ holistic development and thus achieve better learning results.

We strive to apply the latest technology to improve the mode of teaching delivery, student learning experience and operational efficiency. Big data analytics permeates all dimensions of our business, including teaching staff training, course development and evaluation, and sales conversion process, which significantly improves our education quality and student engagement and optimizes our sales and marketing spending on prospective students. We leverage advancements in artificial intelligence technology and our proprietary operation & efficiency support system, or OES, to improve the productivity and effectiveness of our instructors and tutors.

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

Our Business Offerings

We target students of all age groups through our course offerings covering a wide spectrum of topics. In compliance with the latest regulation of mainland China pursuant to which after school tutoring services related to academic subjects to students from kindergarten through grade nine are prohibited, we ceased offering compulsory education academic subject tutoring services by the end of 2021. Currently, we mainly offer learning services and educational content & digitalized learning products, the learning services mainly include educational services for college students and adults, overseas study related services and non-academic tutoring services. We are also exploring new opportunities to further enrich our business offerings as we continue to expand our student base. We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our instructors use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different levels and background.

Learning Services

Educational Services for College Students and Adults

Professional Courses. Our professional courses primarily consist of courses designed for college students and adults preparing for professional qualification exams, including teacher’s qualification, Chartered Financial Analyst designation, Certified Public Accountant designation, Certified Tax Agent designation, securities qualification exams and others. These courses are designed to equip students with the skills and knowledge-sets required in workplaces to elevate their career prospects. Our professional courses focus on test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our instructors regularly review the latest examinations to ensure the corresponding course materials are up to date.

Admission Courses. We offer admission courses for college students and adults. Our admission courses are designed to boost students’ ability to achieve high scores in admission tests and interviews, including national post-graduate entrance examination, civil service examinations, and others. We also offer courses to help students to prepare for related admission interviews.

Vocational Courses. Our vocational courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Our vocational courses mainly consist of foreign language courses, IT education courses, career development courses, and others.

- Foreign language courses. We provide foreign language courses, including English and Japanese to students who intend to learn or improve a foreign language. English courses have been our primary foreign language courses, in the line with the fact that English is widely recognized as the international language of business and has become an important language for pursuing career development opportunities in mainland China. Our English courses are designed to teach and improve a specific area of the language, such as grammar, vocabulary, or spoken English. Our Japanese courses consist of proficiency lessons and test preparation courses for language certification exams.
- IT education courses. We offer various online IT education courses such as computer programming for adults who would like to make a transition into IT industry. We also offer a wide range of online courses on professional computer coding to our students.

- Career development courses. We also offer a wide range of career development courses, including memory enhancement courses, leadership and management training courses, and others.

Overseas Study Related Services

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and other related service. In addition to consulting services, we also offer courses to help students prepare and pass certain language exams that are required for study abroad, such as IELTS, TOEFL.

Non-Academic Tutoring Services

We currently offer a variety of non-academic tutoring and personal interest courses, including but not limited to chess learning, family relationships and education, humanities and science courses. These course offerings are constructive in sparking children’s interests and intellectual curiosity, enhancing students’ learning skills and improving their critical thinking abilities. We are also exploring new opportunities to further optimize and enrich the course products for our non-academic tutoring services as we continue to expand our student base.

Compulsory Education Academic Subject Tutoring Services

Historically, we offered a comprehensive set of compulsory education academic subject tutoring services, which primarily included after-school tutoring courses covering major subjects at all grades, together with critical thinking and children’s English courses. We offered compulsory education academic subject tutoring services in four semesters, namely the two school semesters in Spring (March to June) and Fall (September to December) and the two holiday semesters in Summer (July to August) and Winter (January to February). Our compulsory education academic subject tutoring courses were offered throughout the year at the beginning of each semester. We offered compulsory education academic subject tutoring classes during weekends for the two school semesters in Spring and Fall and on a daily basis, generally for a consecutive period of six to ten days, during the two holiday semesters in Summer and Winter. We also provided courses that help improve students’ specific capabilities, such as those related to English phonetic symbol.

However, in compliance with the latest regulation of mainland China pursuant to which after school tutoring services related to academic subject to students from kindergarten through grade nine are prohibited, we ceased offering compulsory education academic subject tutoring services by the end of 2021 to comply with the New Regulations.

Educational Content & Digitalized Learning Products

Educational Content & Digitalized Learning Products are supplements to learning services, mainly include content products, such as books, and digitalized auxiliary learning tools.

Educational Content

We have an educational content development team who designs and develops substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our students. Besides, we have also published some reference books, which are independent of our courses, such as Chinese dictionary, dictionary of idioms, past exam questions of college entrance examination.

Digitalized Learning Products

We are proactively engaged in developing, expanding and upgrading our education-centric digital products and solutions. We have launched several digital products and solutions customized for educational scenarios encompassing “teaching, learning, testing, practicing, and evaluation”, including smart devices, interactive learning apps and other digital solutions for students.

Smart Devices. We develop and offer smart devices to make learning more productive and efficient for our users. In most cases, our smart devices are developed and designed by us or in collaboration with third parties. Our smart devices seamlessly integrate our technologies into hardware devices that supplement our online courses and allow us to further enhance our users’ learning experience and efficiency. Our smart devices are well-received by our users.

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

Our Instructors

We are committed to developing and maintaining a team of high quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2022, we had 203 full-time instructors and 949 contract instructors.

We primarily seek qualified instructors who have extensive teaching experience and a strong reputation from other education institutions. We have adopted a quantitative approach to comprehensively assess candidates nationwide based on a wide set of criteria.

Recruitment

Leveraging our management team’s deep experience in the education sector, we have been able to accurately identify and effectively recruit and retain high quality instructors across our course offerings. We have a team of highly experienced recruitment personnel to seek qualified instructors across mainland China. We attract applicants through various online career platforms and we regularly participate in job fairs. Prospective candidates must go through our rigorous interview process, including resume screening, in-person interviews, and demo courses.

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

Our Tutors

We have a team of passionate and well-qualified tutors that are essential to our business. We have established well-developed methods for hiring, training and retaining qualified tutors, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy. Our tutors provide academic guidance and daily support to students throughout the entire duration of a course. As of December 31, 2022, we had 583 full-time tutors and 1,033 contract tutors.

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

Recruitment

Leveraging our extensive experience in the private online education sector, we have been able to effectively recruit and retain high quality tutors across our course offerings. We primarily seek tutor candidates from recent graduates of reputable universities in China who have demonstrated proficiency in the relevant subjects, a strong sense of responsibility, as well as good communication skills and learning capabilities. We hold recruiting events at universities across mainland China to seek for qualified candidates. We have entered into cooperation arrangements with universities in mainland China, through which we promote our job offerings to and accept applications from their students. We also partner with universities in mainland China to provide internship and graduate programs to develop a talent pipeline for our tutor team. In addition, we also attract outstanding experienced applicants through various online career website and regularly participate in job fairs to hire qualified candidates with one to two years of work experience.

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

Educational Content Development

Educational Content Development Team

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

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2022, we had a technology research and development team of 660 professionals.

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

Network Infrastructure

We have developed a reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party cloud service providers in mainland China to host our network infrastructure, renting public servers and bandwidth. We back-up our databases on a daily basis. Our IT department monitors the performance of our websites, mobile apps and network infrastructure around the clock to enable us to respond quickly to potential problems.

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

OES System

We have developed our operation & efficiency support system, or OES system, to provide integrated and automated services to employees during every major aspect of our business operations. Our OES system is our internal system used by our employees, ranging from instructors, tutors, sales personnel, content development personnel, operations team, and management. Our OES system empowers our employees with automated workflows, such as scheduling courses, analyzing student exercises, and tracking students’ attendance, course completion and retention.

Data Intelligence System

We have adopted a company-wide best-practice proprietary data intelligence system, which is closely integrated with our business operations. Data intelligence system analyzes data from both OES and our financial reporting system. With current business information readily available through this system, we are able to timely and better refine our resource allocation, respond to changes in customer behavior patterns, adjust operational details, and set budgetary targets.

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

Course Fees

Our course fees for our paid courses typically ranged from RMB99 to RMB19,800 per course, in 2022. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.

Our course fees are generally collected in full upon enrollment. We accept payments through major third-party online payment channels in mainland China.

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

Content Generation and Distribution

We have a dedicated user growth team who produces highly informative marketing content generally in the format of featured articles and short-form videos on parent-child relationship, book list recommendation, and skill set knowledge. Our promotional content is generally distributed through major social media platforms in mainland China to access targeted audiences.

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

Competition

The online professional education service market in mainland China is fragmented, rapidly evolving and highly competitive. We face competition in each topic of our course offerings from other online educational service providers, such as DAO’s learning services.

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

As of the date of this annual report, we have registered 373 domain names relating to our business, 142 software copyrights, 3 literature work copyrights, 17 art work copyright, 35 patents and 833 trademarks in mainland China.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, sets forth provisions relating to the fundamental education systems of mainland China, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with the laws and regulations of mainland China.

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

Amended Implementation Rules

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules provides, among others, that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

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

On September 19, 2019, the MOE, jointly with certain other government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

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

The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on December 29, 2006, was recently amended on October 17, 2020, which has become effective on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study, and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors.

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

On August 2, 2021, the Guangdong Education Bureau issued the Circular Guangdong Education Bureau on Reducing the Burden of After-School Tutoring on Students in Compulsory Education to implement the Alleviating Burden Opinion, and stipulates requirements on Academic AST Institutions including but not limited to license requirements, tutoring service requirements, advertisement regulations, fee regulations.

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

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Security jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

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

On May 27, 2022, the MOE published a notice on its website, which states that the MOE is regulating and continues to regulate the non-academic tutoring institutions, by means of examination of qualifications of institutions, regulation of fee charging and supervision of pre-paid fees. Such notice also states that as of May 15, 2022, about 88% of the non-academic tutoring institutions nationwide have implemented third-party custodians or risk reserve funds to manage the risk of pre-paid fee.

In addition, the Alleviating Burden Opinion also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit.

On November 30, 2022, the MOE and relevant authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (1) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (2) non-academic tutoring institutions shall comply with requirements relating to premise, facilities, fire safety, environment protection and food safety; (3) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (4) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (5) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; (6) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than 5,000 RMB, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic after-school tutoring institution shall be rectified accordingly by the end of June 2023.

On March 14, 2023, the General Office of MOE jointly with other four authorities issued the Administrative Measures for the Financial Management of After-School Tutoring Institutions, which provides that, among others, (1) tutoring pre-paid fees (including collected in cash) shall be deposited into such institution’s special accounts and shall be separated from its own funds. Tutoring fees shall not be collected in such institution’s other accounts or any third party’s accounts; (2) after-school tutoring institutions shall not accept any tutoring fees paid by means of tutoring loans; (3) after-school tutoring institutions shall use the contract template jointly stipulated by General Office of MOE and the SAMR for the after-school tutoring service, and clearly specify the tutoring fees, refund arrangement and dispute resolutions. After-school tutoring institutions shall offer refunds for any remaining classes in a course to students who withdraw from the course in a timely manner.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. However, as many of these regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, which was amended on July 3, 2017 and came into effect on September 1, 2017. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Amended Classified Catalog of Telecommunications Services (2015 Version), or the Amended 2016 MIIT Catalog, which took effect on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the Amended 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China, or the CAC, on June 28, 2016 and last amended on June 14, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Beijing Gaotu, the VIE, and one of its subsidiaries, Shanghai Gaotu YunJi Education Technology Co., Ltd. each currently holds a Value-added Telecommunications Business Operating License.

Regulation Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under the laws of mainland China that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that mainland China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

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

Regulation Related to Foreign Investment Restrictions

Investment activities in mainland China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (the “Negative List”), or the 2021 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, in December 2021 and came into effect in January 2022. The 2021 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2021 Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

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

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; and (iii) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in mainland China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations of mainland China on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the License for Online Transmission of Audio-Visual Programs. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain a License for Online Transmission of Audio-Visual Programs or to complete the relevant registration. However, we may not be able to obtain the License for Online Transmission of Audio-Visual Programs as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

The CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, the Ministry of Culture, the MOC, the SAMR and the National Radio and Television Administration jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System and complete the ICP filing procedure.

Regulation Related to Production and Distribution of Radio and Television Programs

On 19 July 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on August 20, 2004 and were last amended on October 29, 2020. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

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

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no explicit interpretation from the governmental authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security, and Personal Information Protection

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users. Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

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

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively, transfers personal information overseas; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

As we provide information and services through our mobile apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulation Related to Publication Distribution

Under the Administrative Provisions on the Publications Market, or the Publication Market Provisions, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Publication Operation License from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Provisions. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We currently hold various Publication Operation Licenses through the VIE and its subsidiaries.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of mainland China are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAMR and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers, such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data. Furthermore, advertisement contents related to price are subject to Price Law of the PRC, which provides, among others, that acts such as enticing consumers or other business operators to trade with them by means of false or misleading price are strictly prohibited and such acts may subject the actors to regulatory measures including rectifications, fines, and in the worst case scenario, termination of business or revocation of business license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

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

Domain Name

According to the Administrative Measures on Internet Domain Names, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of mainland China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government mandates that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises in mainland China are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in mainland China shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or the SAT will become solely responsible for collecting social insurance premiums.

Housing Provident Fund

According to the Administrative Regulations on the Housing Provident Fund, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

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

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside mainland China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

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

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws of mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or PBOC Circular 9, which sets forth an upper limit for mainland China entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our mainland China subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by Domestic Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by domestic residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by domestic residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by domestic residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, domestic residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015. This notice has amended SAFE Circular 37 requiring domestic residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Domestic residents who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the domestic residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant domestic residents or entities to penalties under the foreign exchange administration regulations of mainland China.

We cannot assure you that all shareholders or beneficial owners of ours who are domestic residents or entities, including the beneficiaries of the trust schemes directly or indirectly holding interests in our Cayman Islands holding company, have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulations relating to the establishment of offshore special purpose companies by domestic residents may subject our domestic resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulation Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012. Under the Stock Option Rules and other relevant rules and regulations, domestic residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are domestic residents must retain a qualified domestic agent, which could be a mainland China subsidiary of the overseas publicly listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic agent or other material changes. The domestic agent must, on behalf of the domestic residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the domestic residents’ exercise of the employee share options. The foreign exchange proceeds received by the domestic residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the domestic agents before distribution to such domestic residents.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Under the PRC EIT Law, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise”, which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the domestic resident enterprise of mainland China; and (iii) it must have directly owned such required percentage in the domestic resident enterprise of mainland China throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in domestic resident enterprises without any justifiable business purposes and aims to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in domestic resident enterprise. To assess whether an indirect transfer of taxable properties in mainland China has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Due to the COVID-19 pandemic, mainland China has granted certain tax benefits, such as exemption of VAT, to educational services entities in 2020. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period were further extended to March 31,2021.

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) mainland China entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a mainland China company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the mainland China company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the mainland China entities or mainland China individual in the mainland China company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the MOFCOM Security Review Regulations to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On October 23, 2020, the SAMR promulgated Interim Provisions on the Review of Concentrations of Undertakings to further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or the relevant authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures.

As a supplement to the Trial Measures, the CSRC, Ministry of Finance of mainland China, National Administration of State Secrets Protection and National Archives Administration of mainland China, have jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provisions, on February 24, 2023, which came into effect on March 31, 2023. The Provisions requires that any domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials containing state secrets or working secrets of governmental agencies to any individuals or entities including securities companies, securities service providers and overseas regulators, shall first obtain approval from competent governmental authorities in mainland China, and shall file with the secrecy administrative department at the same level.

Regulation Related to Anti Long-Arm Jurisdiction

The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to mainland China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of mainland China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of mainland China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in mainland China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of mainland China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of mainland China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in mainland China may apply for exemption from compliance with an injunction.

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
Beijing Yucxuebang Network Technology Co., Ltd. ("Beijing Yuexuebang")
Gaotu Education Technology Group Co., Ltd ("Beijing Gaotu") (1)
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang ")
Beijing GaoTuYunFan Technology Co., Ltd
Beijing Jiazi Technology Co., Ltd
Shanghai GaoTuYunJi Education Technology Co., Lid.
Zhengzhou GaoTuYunJi Education Technology Co., Ltd
Taiyuan GaoTuYunJi Education Technology Co., Ltd
Zhejiang GaoTuYunJi Education Technology Co., Ltd
Nanchang GaoTuYunJi Education Technology Co., Ltd
Tianjin GenShuiXue Education Technology Co., Ltd
Beijing GaoTuJiaPin Technology Co., Ltd
Chengdu GaoTuYunJi Education Technology Co., Ltd.
Chengdu GaoTuXingHui Technology Training School Co., Ltd
Beijing GaoTuChengXi Travel Service Co., Ltd
Changsha GaoTuYunJi Educational Technology Co., Ltd
Shanxi GaoTuYunJi Education Information Co., Ltd
Xi'an GaoTuYunJi Education Technology Co., Ltd
Wuhan GaoTuYinJi Education Technology Co., Ltd.
Anhui Genshuixue Education Technology Co., Ltd
Jiangsu GaoTuYunJi Education Technology Co., Ltd
Beijing GaoTuYunJi Education Technology Co., Ltd
Guangzhou GaoTu Technology Co., Ltd
Guangzhou XingHuo Online Computer Technology Co., Ltd
Guangdong XingZhiHuo Online Training Center
100% Equity interest or sponsorship (unless otherwise specified)
Contractual arrangements (For details, see "Item 4. Information on the Company—C. Organizational Structure-Contractual Arrangements with Our VIE and its Shareholders")

Note:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Contractual Arrangements with the VIE and Its Shareholders

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are exempted company with limited liability incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we primarily conduct our business in mainland China through Beijing Gaotu, the VIE in mainland China which we refer to as the VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, the VIE and its shareholders (“Original Agreement”). On January 26, 2021, the WFOEs entered into a VIE supplementary agreement (“Supplementary Agreement”) with the VIE and the shareholders of the VIE. Pursuant to the Supplementary Agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the Original Agreement, enjoyed the same rights of Beijing Lexuebang under the Original Agreement and jointly assume the obligations of Beijing Lexuebang thereunder.

Our contractual arrangements with the VIE and its shareholders: (i) effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the VIE to us, (ii) enable us to receive substantially all of the economic benefits of the VIE, and (iii) allow us to have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the laws of mainland China.

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

Agreements that effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the VIE to us

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

Agreements that allow us to receive economic benefits from the VIE

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIE and the shareholders of the VIE, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable laws of mainland China, the VIE and its shareholders do not have any right to terminate the agreement.

Agreements that provide us with the call option to purchase the equity interests in the VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among the WFOEs, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable laws and regulations of mainland China at WFOEs’ sole and absolute discretion to the extent permitted by the laws of mainland China. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). The VIE and its shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in the VIE have been transferred to the WFOEs or its designee(s).

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

In the opinion of Tian Yuan Law Firm, our PRC counsel:

•
the ownership structures of the VIE and the WFOEs in mainland China are not in violation of applicable laws and regulations of mainland China currently in effect; and
•
the contractual arrangements between the WFOEs, the VIE and its shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect.

However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

d.
Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 11,915 square meters to support our content development activities and daily operations, with lease term ranging from two to six years. In addition, we lease approximately 16,727 square meters, to support our daily operations, with lease terms ranging from two to five years in 6 other provinces and municipalities throughout mainland China. We lease all of the facilities that we currently occupy from independent third parties.

We also own several plots of commercial real estate in the Economics Development Area of Zhengzhou, China, which we use for business operations. The commercial real estate includes three office buildings, which have a combined gross floor area of 64,687 square meters. We believe that the facilities that we currently lease and the commercial real estate that we purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

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
Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving mainland China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in mainland China, which has allowed many households in mainland China to spend more on education. We have also benefited from the increasing internet penetration in mainland China. At the same time, however, our results are subject to changes in the regulatory regime governing mainland China’s education industry, particularly uncertainties relating to online education services. In particular, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education” for more details. As a result, we ceased offering compulsory education academic subject tutoring services by the end of 2021. We took other measures to maintain our continued operations and shifted our focus towards offering and developing educational services for college students and adults, overseas study related services, non-academic tutoring services, educational content and digitalized learning products. We are also exploring new opportunities to further enrich our business offerings as we continue to expand our student base. In addition, our new businesses may be adversely affected by fierce competition and uncertainties of the industry with respect to the development of regulatory requirements.

Our business, financial condition, results of operations and prospect have been materially and adversely affected in 2022 and subsequent periods by the actions we have taken to date and consider taking to be in compliance with the New Regulations and our new business directives in the non-compulsory education business vertical. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

In addition, the PRC government regulates various other aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

While our business is influenced by general factors affecting the online education industry in mainland China, our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to execute new business strategies and attract students to enroll in our paid courses

Our net revenues primarily consist of course fees from our students. Our historical growth in net revenues is primarily driven by increase in our paid course enrollments. However, in compliance with the regulation of mainland China pursuant to which tutoring services related to academic subject to students from kindergarten through grade nine are prohibited, we ceased offering compulsory education academic subject tutoring services by the end of 2021. We are exploring alternative strategic opportunities that can effectively leverage the resources and knowhow accumulated through our past compulsory education academic subject tutoring services. We have continued to operate our business outside of the compulsory education academic subject tutoring services and shift our focus towards offering and developing learning services for college students and adults, non-academic tutoring services, educational contents and digitalized learning products, among others. If we fail to successfully execute our new business strategies and attract students to enroll in our courses, our financial condition and results of operations may be materially adversely affected.

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

Our ability to maintain our course fees

Our net revenues are also affected by the level of tuition fees we charge and average gross billing per paid course enrollment for our courses. Growth in the level of tuition fees we charge and average gross billing per paid course enrollment is dependent on our increased ability to charge premium fees for our course offerings. Our ability to charge premium pricing is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. In addition, our course fee may be subject to evolving regulations, which may set a price limit on our course fees. Moreover, as we shifted our focus continue to explore new business opportunities in education for college students and adult, services related to overseas study, non-academic tutoring services, educational content and digitalized learning products, our new courses and product and service offerings may not have the same or even higher margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain our course fee level” for more details.

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

Impact of COVID-19 on Our Operations and Financial Performance

All of our revenues and workforce are concentrated in mainland China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions since the beginning of 2020, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents to stay at home and to avoid public gathering, among other things. COVID-19 also resulted in temporary closure of many corporate offices and schools across China, and disrupted school schedules significantly.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of COVID-19 cases in many cities during this time which caused disruption to our operations, and there still remains significant uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2023 cannot be reasonably estimated at this time.

As of December 31, 2022, we had cash and cash equivalents, restricted cash of RMB819.9 million (US$118.9 million) and short-term investments of RMB2,923.9 million (US$423.9 million). Our short-term investments mainly include investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may continue to be adversely affected by the effects of the COVID-19 pandemic in China.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Net Revenues

In 2020, 2021 and 2022, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

As a result of the business restructuring we performed to comply with government regulations, we changed our disaggregation of revenue to better disclose the performance of our businesses. Total amount of online K-12 academic subject tutoring services in 2020 and 2021, and comprehensive tutoring services amounting to RMB886.1 million and RMB560.2 million in 2020 and 2021, previously included in comprehensive tutoring services and others, were reclassified to learning services. Other revenue amounting to RMB1.3 million and RMB0.9 million in 2020 and 2021, previously included in comprehensive tutoring services and others, were reclassified to other revenue.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Learning services	7,123,455	100.0	6,560,835	100.0	2,436,110	353,203	97.5
Educational content & digitalized learning products	—	—	—	—	26,791	3,884	1.1
Other revenue	1,289	0.0	912	0.0	35,313	5,120	1.4
Total	7,124,744	100.0	6,561,747	100.0	2,498,214	362,207	100.0

Our learning services in 2020, 2021 and 2022 primarily consisted of tutoring fees from our educational services for college students and adults, overseas study related services, non-academic tutoring services and compulsory education academic subject tutoring services which have been ceased by the end of 2021 as a result of the New Regulations. Our educational content & digitalized learning products primarily consisted of the amount of sales in books and digitalized auxiliary learning tools. Our other revenue was primarily derived from the rent we charged from third parties.

In compliance with the New Regulations, we ceased offering compulsory education academic subject tutoring services by the end of 2021. We shifted our focus towards offering and developing educational services for college students and adults, overseas study related services, non-academic tutoring services, educational content and digitalized learning product. The cessation of our compulsory education academic subject tutoring services has materially and adversely affected our financial condition and results of operations in 2021 and 2022, and we expect it will continue to have an adverse effect on our financial condition and results of operations in 2023 and subsequent periods.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB1,762.5 million, RMB2,397.6 million and RMB701.1 million (US$101.6 million) in 2020, 2021 and 2022, respectively. Our cost of revenues also includes costs for teaching materials, depreciation of properties and equipment, rental expenses for our office space and server and bandwidth costs.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB5,816.2 million, RMB5,129.3 million and RMB1,179.8 million (US$171.0 million) in 2020, 2021 and 2022, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense.

Research and development expenses. We recorded research and development expenses of RMB734.5 million, RMB1,252.9 million and RMB445.1 million (US$64.5 million) in 2020, 2021 and 2022, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, rental expenses for office space and others.

General and administrative expenses. We recorded general and administrative expenses of RMB566.6 million, RMB720.3 million and RMB290.3 million (US$42.1 million) in 2020, 2021 and 2022, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel.

Taxation

We had income tax benefit of RMB34.6 million in 2020, income tax expense of RMB40.9 million in 2021 and income tax benefit of RMB15.7 million (US$2.3 million) in 2022. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in Cayman Islands, Hong Kong and mainland China.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 and 2022.

Mainland China

Generally, our mainland China onshore subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under the tax laws and accounting standards of mainland China.

Beijing Gaotu, the VIE, qualified as national high and new technology enterprise, or HNTE, in August 2017, which reduced its enterprise income tax rate to 15%. Its HNTE qualification has been renewed and set to expire by December 2023.

GaoTuYunJi qualified as a HNTE from 2019 through 2021 and accordingly was entitled to a 15% preferential tax rate during the period. Its HNTE qualification has been renewed in December 2022 and set to expire by 2024.

Beijing Lexuebang also qualified as a HNTE during the year ended December 31, 2019. Its HNTE qualification has been renewed in December 2022 and set to expire by 2024. Furthermore, Beijing Lexuebang obtained the Software Enterprise Certificate and adopted exemption from enterprise income tax for 2019 and 2020, and 12.5% from 2021 to 2023.

Wuhan Yuexuebang obtained the Software Enterprise Certificate and adopted exemption from enterprise income tax for 2020 and 2021, and 12.5% from 2022 to 2024.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-domestic shareholders or the ADS holders.”

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	7,124,744	100.0	6,561,747	100.0	2,498,214	362,207	100.0
Cost of revenues(1):	(1,762,548)	(24.7)	(2,397,604)	(36.5)	(701,050)	(101,643)	(28.1)
Gross profit	5,362,196	75.3	4,164,143	63.5	1,797,164	260,564	71.9
Operating expenses
Selling expenses(1)	(5,816,214)	(81.6)	(5,129,267)	(78.2)	(1,179,760)	(171,049)	(47.2)
Research and development expenses(1)	(734,450)	(10.3)	(1,252,877)	(19.1)	(445,117)	(64,536)	(17.8)
General and administrative expenses(1)	(566,565)	(8.0)	(720,253)	(11.0)	(290,339)	(42,095)	(11.7)
Impairment loss on long-lived assets	—	—	(52,544)	(0.8)	—	—	—
Impairment loss on goodwill	—	—	(43,300)	(0.7)	—	—	—
Disposal loss on assets	—	—	(146,245)	(2.2)	—	—	—
Total operating expenses	(7,117,229)	(99.9)	(7,344,486)	(112.0)	(1,915,216)	(277,680)	(76.7)
Loss from operations	(1,755,033)	(24.6)	(3,180,343)	(48.5)	(118,052)	(17,116)	(4.8)
Interest income	3,372	—	31,460	0.5	21,370	3,098	0.9
Realized gains from investments	70,403	1.0	65,763	1.0	42,264	6,128	1.7
Other income(2)	253,646	3.6	20,906	0.4	51,885	7,523	2.1
Loss before provision for income tax and share of results of equity investees	(1,427,612)	(20.0)	(3,062,214)	(46.6)	(2,533)	(367)	(0.1)
Income tax benefits/(expenses)	34,619	0.4	(40,949)	(0.6)	15,705	2,277	0.6
Share of results of equity investees	63	—	(302)	0.0	—	—	—
Net (loss)/income	(1,392,930)	(19.6)	(3,103,465)	(47.2)	13,172	1,910	0.5

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	66,422	118,145	42,490	6,160
Selling expenses	18,039	44,402	6,659	965
Research and development expenses	94,952	130,620	39,172	5,679
General and administrative expenses	59,033	52,092	34,333	4,979
Total	238,446	345,259	122,654	17,783

(2)
The amount of other expenses for 2020 and 2021 have been combined with other income.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our net revenues decreased by 61.9% from RMB6,561.7 million in 2021 to RMB2,498.2 million (US$362.2 million) in 2022. This decrease was primarily due to the Business Restructuring, which resulted in a decline in enrollments.

Net revenues from learning services decreased by 62.9% from RMB6,560.8 million in 2021 to RMB2,436.1 million (US$353.2 million) in 2022. This decrease was primarily due to the organizational adjustments and business restructuring the Company performed to comply with government regulations, including the cessation of compulsory education academic subject tutoring services to students.

Net revenues from educational content & digitalized learning products increased from nil in 2021 to RMB26.8 million (US$3.9 million) in 2022. This increase was primarily attributable to the changes we made to our existing business to pursue new business strategy. The increased demand in educational content and digitalized learning products will help to enhance our users’ learning experience and efficiency.

Net revenues from other revenue increased from RMB0.9 million in 2021 to RMB35.3 million (US$5.1 million) in 2022, which was primarily attributable to the increased rent we charged from third parties.

Cost of revenues

Our cost of revenues decreased by 70.8% from RMB2,397.6 million in 2021 to RMB701.1 million (US$101.6 million) in 2022. This decrease was primarily due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related cost, as well as rental expenses.

Gross profit

As a result of the foregoing, our gross profit decreased by 56.8% from RMB4,164.1 million in 2021 to RMB1,797.2 million (US$260.6 million) in 2022. Our gross margin increased from 63.5% in 2021 to 71.9% in 2022.

Operating expenses

Our total operating expenses decreased by 73.9% from RMB7,344.5 million in 2021 to RMB1,915.2 million (US$277.7 million) in 2022.

Selling expenses. Our selling expenses decreased from RMB5,129.3 million in 2021 to RMB1,179.8 million (US$171.0 million) in 2022. The decrease was mainly due to a large decline of the expenditure on branding and marketing activities on academic subject tutoring services as a result of the changes of regulatory environment.

Research and development expenses. Our research and development expenses decreased by 64.5% from RMB1,252.9 million in 2021 to RMB445.1 million (US$64.5 million) in 2022, primarily due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related expenses, rental expenses, as well as server and bandwidth cost.

General and administrative expenses. Our general and administrative expenses decreased by 59.7% from RMB720.3 million in 2021 to RMB290.3 million (US$42.1 million) in 2022. This decrease was primarily due to reduction of employees as a result of the Business Restructuring, which resulted in decreases in staff-related expenses and rental expenses.

Impairment loss and disposal loss. Our impairment loss on long-lived assets, impairment loss on goodwill, and disposal loss related to business restructuring were all nil in 2022, compared with RMB52.5 million, RMB43.3 million and RMB146.2 million in 2021.

Loss from operations

We had loss from operations of RMB3,180.3 million in 2021 and loss from operations of RMB118.1 million (US$17.1 million) in 2022.

Income tax benefits/(expenses)

We incurred income tax expenses of RMB40.9 million in 2021 and had income tax benefits of RMB15.7 million (US$2.3 million) in 2022.

Net (loss)/income

As a result of the foregoing, we had a net loss of RMB3,103.5 million in 2021 and a net income of RMB13.2 million (US$1.9 million) in 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our net revenues decreased by 7.9% from RMB7,124.7 million in 2020 to RMB6,561.7 million in 2021. This decrease was primarily due to the decrease in net revenues from our compulsory education academic subject tutoring services, which had been subsequently ceased in compliance with the regulatory developments, and, to some extent, the decrease in net revenues from our learning services.

Net revenues from our learning services decreased by 7.9% from RMB7,123.5 million in 2020 to RMB6,560.8 million in 2021. This decrease was primarily due to the decrease in paid course enrollments in our compulsory education academic subject tutoring courses. The decrease in paid course enrollments were primarily attributable to the actions we have taken in compliance with the regulations of mainland China. Following the introduction of the New Regulations related to the after-school tutoring sector, adjustment had been implemented to our organizational structure, which included termination of 10 operation centers. A large number of tutors, sales and marketing, research and development personnel serving for our learning services had been dismissed because of the termination of our operation centers. As a result, we suffered large summer tuition refunds in the third quarter of 2021.

Cost of revenues

Our cost of revenues increased by 36.0% from RMB1,762.5 million in 2020 to RMB2,397.6 million in 2021. This increase was primarily due to increased severance costs for the reduction of instructors and tutors in the third quarter of 2021.

Gross profit

As a result of the foregoing, our gross profit decreased by 22.3% from RMB5,362.2 million in 2020 to RMB4,164.1 million (US$653.4 million) in 2021. Our gross margin decreased from 75.3% in 2020 to 63.5% in 2021.

Operating expenses

Our total operating expenses increased by 3.2% from RMB7,117.2 million in 2020 to RMB7,344.5 million in 2021.

Selling expenses. Our selling expenses decreased from RMB5,816.2 million in 2020 to RMB5,129.3 million in 2021. The decrease was mainly due to our decreased spending on branding and marketing activities due to the impact of the regulations of mainland China, which decreased from RMB4,489.0 million in 2020 to RMB3,389.2 million in 2021, partially offset by an increase in compensation, which includes severance costs to sales and marketing staff as a result of the personnel reduction in the third quarter of 2021.

Research and development expenses. Our research and development expenses increased by 70.6% from RMB734.5 million in 2020 to RMB1,252.9 million in 2021, primarily due to an increase in compensation, which includes severance costs in the third quarter of 2021, for education content development professionals and technology development personnel.

General and administrative expenses. Our general and administrative expenses increased by 27.1% from RMB566.6 million in 2020 to RMB720.3 million in 2021. This increase was primarily attributable to an increase in compensation to general and administrative staff, which includes severance costs in the third quarter of 2021.

Impairment loss and disposal loss. Our impairment loss on long-lived assets and goodwill was RMB95.8 million and disposal loss was RMB146.2 million in 2021, compared with nil and nil in 2020. As a result of the changes in the regulatory environment of the online education industry and the restructuring of our business and organization, we disposed some assets and performed an impairment assessment on long-lived assets and goodwill, and recognized the disposal loss and impairment loss in 2021.

Loss from operations

We had loss from operations of RMB1,755.0 million in 2020 and loss from operations of RMB3,180.3 million in 2021.

Income tax benefits/(expenses)

We incurred income tax benefits of RMB34.6 million in 2020 and had income tax expenses of RMB40.9 million in 2021, primarily due to the loss from operations we had in 2021, effect of research and development super-deduction, preferential tax rate and valuation allowance against deferred tax assets.

Net loss

As a result of the foregoing, we had a net loss of RMB1,392.9 million in 2020 and a net loss of RMB3,103.5 million in 2021.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

Historically, we offered a comprehensive set of online courses, which primarily included compulsory education academic after-school tutoring courses covering major subjects at all grades. However, the regulatory developments relating to after-school tutoring services, including the Alleviating Burden Opinion and its implementation measures, prohibit, among other things, academic AST providers from offering classes over contents outside of or in advance of the school curriculum. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In compliance with the New Regulations, we ceased offering compulsory education academic subject tutoring services by the end of 2021. The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with the regulatory developments have materially and adversely affected and will continue to have a material adverse impact on our revenues in 2022 and subsequent periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of the compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

b.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	603,273	(4,185,807)	54,545	7,908
Net cash (used in)/generated from investing activities	(5,596,304)	4,812,502	(158,385)	(22,964)
Net cash generated from/(used in) financing activities	5,272,100	(100,614)	—	—
Effect of exchange rate changes	2,188	15,818	26,650	3,864
Net increase/(decrease) in cash and cash equivalents	281,257	541,899	(77,190)	(11,192)
Cash, cash equivalents and restricted cash at the beginning of the year	73,967	355,224	897,123	130,071
Cash, cash equivalents and restricted cash at the end of the year	355,224	897,123	819,933	118,879

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash generated by historical equity financing activities. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB355.2 million, RMB728.9 million and RMB819.9 million (US$118.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of December 31, 2020, 2021 and 2022, our restricted cash were nil, RMB168.2 million and RMB22.0 thousand (US$3.0 thousand), respectively. Restricted cash mainly represents the upfront tuition fee collected and deposited in a custodian bank account regulated by the government, and will be released as the courses are being delivered in 2021. As of December 31, 2020, 2021 and 2022, our short-term investments were RMB7,331.3 million, RMB2,774.0 million and RMB2,923.9 million (US$423.9 million), respectively. Short-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate with original maturities of less than twelve months. As of December 31, 2020, 2021 and 2022, our long-term debt investments were RMB525.4 million, nil and nil, respectively, and they have maturities longer than twelve months. As of December 31, 2020, 2021 and 2022, our prepaid expenses and other current assets were RMB722.7 million, RMB250.1 million and RMB399.9million (US$58.0 million), respectively. Our prepaid expenses and other current assets mainly consist of prepaid VAT and income tax, prepaid other service fees, and receivables from third party.

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

As of December 31, 2022, 99.3% and 0.7% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 57.6% were denominated in Renminbi and 42.4% were denominated in U.S. dollars. As of December 31, 2022, 68.0% of our short-term investments were held in mainland China, of which 84.9% were denominated in Renminbi. As of December 31, 2022, 38.1% of cash and cash equivalents and 36.5% of our short-term investments were held by the VIE and its subsidiaries.

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

We may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to the regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

All of our revenues are denominated in Renminbi. Under existing foreign exchange regulations of mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2022 was RMB54.5 million (US$7.9 million), primarily attributable to a net income of RMB13.2 million (US$1.9 million), adjusted for non-cash items that primarily consisted of RMB122.7 million (US$17.8 million) in share-based compensation, RMB70.8 million (US$10.3 million) in depreciation of property, equipment and software and amortization of intangible assets, a decrease of RMB329.9 million (US$47.8 million) in accrued expenses and other current liabilities, an increase of RMB293.5 million (US$42.6 million) in other assets, and a decrease of RMB36.9 million (US$5.3 million) in deferred revenue due to the course delivery.

Net cash used in operating activities in 2021 was RMB4,185.8 million, primarily attributable to a net loss of RMB3,103.5 million, adjusted for non-cash items that primarily consisted of RMB320.9 million in share-based compensation, RMB242.1 million in disposal loss on assets and impairment loss on long-lived assets and goodwill, RMB112.6 million in depreciation of property, equipment and software and amortization of intangible assets, a decrease of RMB942.3 million in accrued expenses and other current liabilities, a decrease of RMB1,737.5 million in deferred revenue due to the course delivery, and a decrease of RMB459.5 million in prepaid expenses and other current assets.

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

Investing activities

Net cash used in investing activities in 2022 was RMB158.4 million (US$23.0 million), primarily due to the purchase of short-term investments of RMB29,317.8 million (US$4,250.7 million), partially offset by proceeds from the maturity of short-term investments of RMB29,249.3 million (US$4,240.7 million).

Net cash generated from investing activities in 2021 was RMB4,812.5 million, primarily due to the proceeds from the maturity of short-term and long-term investments of RMB51,064.0 million, partially offset by purchase of short-term investments of RMB46,001.6 million.

Net cash used in investing activities in 2020 was RMB5,596.3 million, primarily due to the purchase of short-term investments of RMB17,394.6 million, partially offset by proceeds from the maturity of short-term investments of RMB11,689.2 million.

Financing activities

The Company did not make any financing activities in 2022.

Net cash used in financing activities in 2021 was RMB100.6 million, primarily due to an installment payment of RMB100.6 million for the properties purchases in Zhengzhou in 2020.

Net cash generated from financing activities in 2020 was RMB5,272.1 million, primarily due to net proceeds raised from the private placement of our Class A ordinary shares in December 2020 of RMB5,687.3 million, partially offset by the repurchase of ordinary shares for an amount of RMB282.5 million and an installment payment of RMB132.2 million for the properties purchases in Zhengzhou.

Material Cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent period primarily include our capital expenditures, operating lease obligations and real estate purchase obligations.

Our capital expenditures primarily relate to purchase of commercial real estate, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB490.6 million, RMB372.9 million and RMB34.0 million (US$4.9 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering and our private placement of Class A ordinary shares in December 2020. We will continue to make capital expenditures to meet the expected growth of our business.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2022:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Operating lease commitments(1)	90.1	33.3	52.6	4.2	—
Real estate purchase obligations	26.6	26.6	—	—	—
Total	116.7	59.9	52.6	4.2	—

Note:

(1)
Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIE and its subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and the VIE in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the VIE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

c.
Research and Development, Patents and Licenses, etc.

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2022, we had a technology research and development team of 660 professionals.

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

d.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

a.
Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	51	Chairman of the Board of Directors and Chief Executive Officer
Jin Cui	65	Independent Director
Yiming Hu	51	Independent Director
Ming Liao	51	Independent Director
Xiuping Qi	45	Vice President
Nan Shen	38	Chief Financial Officer

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
Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB3.2 million (US$470 thousand) and RMB2.5 million (US$360 thousand) in cash to our executive officers and non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The shares reserved may be increased automatically if and whenever the unissued shares reserved accounts for less than 1% of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 28, 2023, 3,597,871 options have been granted and are outstanding and 5,327,794 restricted share units have been granted and are outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2023, the outstanding awards granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Xiuping Qi	*	0.01	December 31, 2016	December 31, 2026
Nan Shen	*	0.01	December 31, 2018	December 31, 2028
Total	344,000

Note:

* Aggregate number of shares represented by all grants of options to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.

As of February 28, 2023, our employees other than members of our directors and officers as a group held 3,253,871 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 28, 2023, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Xiuping Qi	*	March 31, 2022 and Dec 31 2022	March 31, 2026 and Dec 31 2028
Nan Shen	*	March 31, 2022 and Dec 31 2022	March 31, 2026 and Dec 31 2028
Yiming Hu	*	August 21, 2019	August 21, 2029
Ming Liao	*	August 21, 2019	August 21, 2029
Total	1,166,667

Note:

* Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.

As of February 28, 2023, our employees other than members of our directors and officers as a group held 4,161,127 outstanding restricted share units.

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

d.
Employees

We had 22,570, 9,015 and 4,002 employees as of December 31, 2020, 2021 and 2022, respectively. All of our full-time employees are located in mainland China. The following table sets forth the number of our employees by function as of December 31, 2022:

Function:	As of December 31, 2022
Instructors*	203
Tutors	583
Technology and content research and development	984
User growth	740
Sales	949
General and administrative	543
Total	4,002

Note:

* Include instructors for learning services and educational content development.

Besides full-time instructors and tutors, we also engage contract instructors and tutors to deliver our courses. As of December 31, 2022, we employed 203 full-time instructors and had 949 contract instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contract instructors generally enter into service contracts with us and are not required to come into our office to deliver lessons. Our 203 full-time employed instructors also engage in content development activities. We also had 1,033 contract tutors as of December 31, 2022. Our contract tutors enter into service contracts with us and are responsible for addressing students' in-class queries, correcting students' post-class exercises, providing support to students after class, and instilling discipline in the students to attend the classes and learn.

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our mainland China-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under the laws of mainland China to make contributions from time to time to employee benefit plans for our mainland China-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

e.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 172,898,065 ordinary shares outstanding as of February 28, 2023, comprising of 99,592,777 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen(1)	4,933,333	73,305,288	45.3%	88.6%
Jin Cui(2)	—	—	—	—
Yiming Hu(3)	*	—	*	*
Ming Liao(4)	*	—	*	*
Xiuping Qi(5)	*	—	*	*
Nan Shen(5)	*	—	*	*
All Directors and Executive Officers as a Group	6,704,560	73,305,288	46.3%	88.8%
Principal Shareholders:
Ebetter International Group Limited(1)	*	73,305,288	42.9%	88.1%
Notes:

* Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.

** Except as indicated otherwise below, the business address of our directors and executive officers is 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2023.

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

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 4,133,333 Class A ordinary shares represented by 6,200,000 ADSs held by Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
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
(5)
Represents the Class A ordinary shares held by Irefresh Future Limited, a British Virgin Islands company. Irefresh Future Limited is ultimately owned by Irefresh Future Trust, a trust established under a trust deed between us and Maples Trustee Services (Cayman) Limited as trustee. The trust’s participants and beneficiaries are our employees who transferred shares of our company beneficially owned by them to the trust to be held for their benefit. The trust deed provides that the trustee shall not exercise the voting rights attached to the shares held by Irefresh Future Limited in our company unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company, including Mr. Xiuping Qi and Ms. Nan Shen, each of whom is an officer of our company. The registered address of Irefresh Future Limited is at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

As of February 28, 2023, 99,277,116 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 99,277,116 Class A ordinary shares, representing approximately 57.4% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

b.
Related Party Transactions

Contractual Arrangements with the VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Beijing Youlian Global Education Technology Co., Ltd.

Transactions with Beijing Youlian Global Education Technology Co., Ltd. Beijing Youlian Global Education Technology Co., Ltd., or Beijing Youlian, was an investee company of ours that was dissolved in June 2020. We did not have any amounts due from Beijing Youlian as of December 31, 2020, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, we did not record any revenue from providing technical services to Beijing Youlian. For the years ended December 31, 2020, 2021 and 2022, we incurred expenses on advertising service provided by Beijing Youlian that amounted to RMB1.5 million, nil and nil, respectively. Beijing Youlian was dissolved in June 2020.

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

Legal Proceedings

Following a number of short-seller reports about us from approximately early- to mid-2020, the SEC asked us to produce certain financial and operating records dating from January 1, 2017. Following the publication of these short-seller reports, our independent audit committee engaged third-party professional advisers to conduct an independent review into these reports’ key allegations. The independent internal review has been substantially completed. Based on the agreed upon scope and procedures performed, the independent internal review did not uncover evidence that would have a material impact on our previously reported financial statements. The SEC notified us, by letter dated October 19, 2022, that the SEC had concluded its investigation into our Company and that, based on the information that the SEC had as of the date of its letter, the SEC did not intend to recommend an enforcement action against us.

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GAOTU Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020—an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. On February 24, 2023, the Court granted defendants’ motion to dismiss. Plaintiffs have until April 25, 2023 to submit an amended complaint.

Separately, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in December 2022, captioned Zhang v. Gaotu Techedu Inc. et al., No. 1:22-cv-07966 (U.S. District Court for the Eastern District of New York). Plaintiffs purportedly brought the case on behalf of a class of persons who purchased the Company’s ADSs between March 5, 2021 and July 23, 2021, alleged that the Company’s public filings contained misstatements and omissions in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. We intend to defend the action vigorously. As the case is still in its preliminary stage, we cannot predict its outcome, potential damages, or expenses that may be incurred.

We will have to defend against the aforementioned putative securities class action lawsuits, including any appeals of these lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these class action lawsuits. In the event that our initial defense of these class action lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of these class action lawsuits, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation.

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business, including for allegations relating to our infringement of intellectual property rights of third parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Mainland China’s regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.”

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Under our third amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

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

See “Exhibit 2.6—Description of Securities” attached to this Form 20-F for more descriptions of our securities.

c.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

d.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.”

e.
Taxation

The following summary of Cayman Islands, mainland China and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to the tax law of mainland China, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

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

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Gaotu Techedu Inc. is not a mainland China resident enterprise for tax purposes. Gaotu Techedu Inc. is not controlled by a mainland China enterprise or mainland China enterprise group, and we do not believe that Gaotu Techedu Inc. meets all of the conditions above. Gaotu Techedu Inc. is a company incorporated outside of mainland China. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Gaotu Techedu Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-domestic individual shareholders (including the ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-domestic individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-domestic shareholders of Gaotu Techedu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that Gaotu Techedu Inc. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, Gaotu Techedu Inc., is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China’s income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below, or that, if challenged, such treatment will be sustained by a court. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe we were a PFIC for the 2022 taxable year. However, no assurance can be given that we will continue to be a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on the ADSs or ordinary shares (including the amount of any mainland China tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the New York Stock Exchange and is considered readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If mainland China withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or ordinary shares, such U.S. Holder may be able to obtain a reduced rate of mainland China withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we are a PFIC for the 2022 taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to ADSs and ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

As discussed above, we believe that were a PFIC for the 2022 taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to ADSs and ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that were a PFIC for the 2022 taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a qualified electing fund (“QEF”) election or a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE.

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a national securities exchange that is registered with the SEC, including the New York Stock Exchange (on which the ADSs are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded , we expect that the mark-to-market election would be available to U.S. Holders of the ADSs. However, there can be no assurance in this regard. Further, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ADSs or ordinary shares should consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

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

J. Annual Report to Security Holders

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,954.5 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$114.4 million. Assuming we had converted RMB2,954.5 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.0000 as of the end of 2022, our U.S. dollar cash balance would have been US$542.8 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$585.6 million instead. Assuming we had converted US$114.4 million into RMB at the exchange rate of RMB6.8972 for US$1.0000 as of the end of 2022, our RMB cash balance would have been RMB3,743.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB3,672.0 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, no payment was received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gaotu Techedu Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 18, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

Shanghai, the People’s Republic of China

April 18, 2023

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

	2021	2022
	RMB	RMB
	(in thousands)
Audit fees (1)	13,800	10,350
Audit related fees (2)	27,454	—
Tax fees (3)	1,380	270

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2020, our board of directors authorized a share repurchase program, or the 2020 share repurchase program, under which we may repurchase up to US$150 million worth of our shares, effective until May 6, 2022. We had not made any share repurchase under the 2020 share repurchase program in 2022.

On March 30, 2021, Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, announced that he intended to use his personal funds to purchase up to US$50.0 million of our shares over the next 12 months. As of March 30, 2022, Mr. Larry Xiangdong Chen had purchased an aggregate of 6.2 million ADSs for US$29.5 million from the open market, or at a weighted average price of US$4.8 per ADS, using his personal funds.

On November 22, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$30 million of our common shares, including shares represented by American depositary shares, effective until November 22, 2025. We had not made any share repurchase under the 2022 share repurchase program in 2022. Additionally, Mr. Larry Xiangdong Chen announced that he intended to personally purchase up to US$20 million of our shares. As of December 31, 2022, Mr. Larry Xiangdong Chen had not made any purchase from the open market under this share repurchase program.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. We plan to fund repurchases from our cash balance.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2022. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, Gaotu Techedu Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

As of the date of this annual report and to our knowledge:

(i)
no governmental entities in the Cayman Islands own shares of Gaotu Techedu Inc., and no mainland China governmental entities own shares of Gaotu Techedu Inc. or the VIE;
(ii)
the mainland China governmental entities do not have a controlling financial interest in Gaotu Techedu Inc. or the VIE;
(iii)
none of the members of the board of directors of Gaotu Techedu Inc. or our operating entities, including the VIE, is an official of the Chinese Communist Party; and
(iv)
none of the currently effective memorandum and articles of association (or equivalent organizing document) of Gaotu Techedu Inc. or the VIE contains any charter of the Chinese Communist Party.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 26, 2022)
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

Date: April 18, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaotu Techedu Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive (loss)/income , changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition – Learning services – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from tutoring fees the Company charges students in advance for its learning services for the year ended December 31, 2022. The Company recognizes the majority of these revenues as the online services or classes are delivered.

The Company’s business model involved high volumes of learning service transactions related to the purchase and recognition of delivered services which are required to be processed through the Company’s information technology (“IT”) systems. We identified the audit of the occurrence of the purchase and satisfaction of the related performance obligation as a critical audit matter. As the high volume of transactions and the nature of the audit evidence obtained to demonstrate the occurrence of these transactions is highly dependent on the IT systems, auditor judgment was required to determine the nature, timing and extent of audit evidence required to be obtained, and the need to involve IT professionals and data analytics specialists to assist with the performance of certain procedures and to evaluate the results of those procedures.

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

Critical Audit Matter - continued

Revenue recognition –Learning services – Refer to Note 2 to the financial statements- continued

How the Critical Audit Matter Was Addressed in the Audit - continued

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

• We performed an IT infrastructure capacity analysis to verify whether the Company has the IT infrastructure capacity to deliver the volume of online classes associated with enrollments.

• We performed test of details over revenue transactions, including billing amounts, cash collection which is tracked in the payment and ordering systems, class login records, acceptance of learning materials, homework submission and review records, and recalculated the revenue recognized in the corresponding period, on a sample basis.

• We tested the reconciliation between the balances to be received from third-party online payment channels recorded in the ledger and the balances confirmed by the third-party online payment channels.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 18, 2023

We have served as the Company’s auditor since 2018.

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	728,934	819,911	118,876
Restricted cash	168,189	22	3
Short-term investments (including available-for-sale debt securities of RMB2,199,372 and RMB1,512,953 as of December 31, 2021 and 2022, respectively)	2,774,000	2,923,864	423,920
Inventory, net	15,595	22,783	3,303
Prepaid expenses and other current assets	250,068	399,897	57,980
Total current assets	3,936,786	4,166,477	604,082
Non-current assets
Operating lease right-of-use assets	353,877	83,663	12,130
Property, equipment and software, net	680,009	552,032	80,037
Intangible assets	77	18,932	2,745
Land use rights	28,178	27,373	3,969
Goodwill	331	331	48
Deferred tax assets	—	15,679	2,273
Rental deposit	22,544	9,502	1,378
Other non-current assets	2,864	2,186	317
TOTAL ASSETS	5,024,666	4,876,175	706,979
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB417,032 and RMB367,477 as of December 31, 2021 and 2022, respectively)	693,265	662,189	96,009
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	986,993	906,914	131,490
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB41,479 and RMB21,281 as of December 31, 2021 and 2022, respectively)	80,010	38,326	5,557
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of nil and RMB260 as of December 31, 2021 and December 31, 2022, respectively)	—	1,793	260
Total current liabilities	1,760,268	1,609,222	233,316

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,225	52,419	7,600
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB158,824 and RMB17,457 as of December 31, 2021 and 2022, respectively)	276,035	44,198	6,408
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,616 and RMB74,341 as of December 31, 2021 and December 31, 2022, respectively)	71,616	74,507	10,802
Other payables of the consolidated VIE without recourse to the Group	26,580	—	—
TOTAL LIABILITIES	2,143,724	1,780,346	258,126
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2021 and 2022; 99,277,116 and 100,077,116 shares issued; 98,032,240 and 99,553,256 shares outstanding as of December 31, 2021 and 2022)	66	67	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2021 and 2022, 73,305,288 shares issued and outstanding as of December 31, 2021 and 2022)	48	48	7
Additional paid-in capital	7,793,234	7,915,899	1,147,697
Accumulated other comprehensive loss	(143,111)	(64,062)	(9,288)
Statutory reserves	40,380	40,380	5,855
Accumulated deficit	(4,809,675)	(4,796,503)	(695,428)
TOTAL SHAREHOLDERS' EQUITY	2,880,942	3,095,829	448,853
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,024,666	4,876,175	706,979

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	7,124,744	6,561,747	2,498,214	362,207
Cost of revenues (including share-based compensation expenses of RMB66,422, RMB118,145 and RMB42,490 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,762,548)	(2,397,604)	(701,050)	(101,643)
Gross profit	5,362,196	4,164,143	1,797,164	260,564
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB18,039, RMB44,402 and RMB6,659 for the years ended December 31, 2020, 2021 and 2022, respectively)	(5,816,214)	(5,129,267)	(1,179,760)	(171,049)
Research and development expenses (including share- based compensation expenses of RMB94,952, RMB130,620 and RMB39,172 for the years ended December 31, 2020, 2021 and 2022, respectively)	(734,450)	(1,252,877)	(445,117)	(64,536)
General and administrative expenses (including share- based compensation expenses of RMB59,033, RMB52,092 and RMB34,333 for the years ended December 31, 2020, 2021 and 2022, respectively)	(566,565)	(720,253)	(290,339)	(42,095)
Impairment loss on long-lived assets	—	(52,544)	—	—
Impairment loss on goodwill	—	(43,300)	—	—
Disposal loss on assets	—	(146,245)	—	—
Total operating expenses	(7,117,229)	(7,344,486)	(1,915,216)	(277,680)
Loss from operations	(1,755,033)	(3,180,343)	(118,052)	(17,116)
Interest income	3,372	31,460	21,370	3,098
Realized gains from investments	70,403	65,763	42,264	6,128
Other income(1)	253,646	20,906	51,885	7,523
Loss before provision for income tax and share of results of equity investees	(1,427,612)	(3,062,214)	(2,533)	(367)
Income tax benefits/(expenses)	34,619	(40,949)	15,705	2,277
Share of results of equity investees	63	(302)	—	—
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(1,392,930)	(3,103,465)	13,172	1,910
Net (loss)/income per ordinary share
Basic	(8.72)	(18.17)	0.08	0.01
Diluted	(8.72)	(18.17)	0.07	0.01
Net (loss)/income per ADS
Basic	(5.81)	(12.11)	0.05	0.01
Diluted	(5.81)	(12.11)	0.05	0.01
Weighted average shares used in net (loss)/income per share
Basic	159,725,779	170,790,979	172,254,080	172,254,080
Diluted	159,725,779	170,790,979	175,991,484	175,991,484

(1) The amount of other expenses for 2020 and 2021 have been combined with other income.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910
Other comprehensive (loss)/income , net of tax:
Change in cumulative foreign currency translation adjustments	(74,562)	(73,936)	72,703	10,541
Unrealized gains on available-for-sale investments (net of tax effect of RMB9,867, RMB8,598 and RMB8,703 for the years ended December 31, 2020, 2021 and 2022, respectively)	67,231	48,191	39,729	5,760
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB9,654, RMB8,302 and RMB8,881 for the years ended December 31, 2020, 2021 and 2022, respectively)	(70,403)	(57,461)	(33,383)	(4,840)
Total comprehensive (loss)/income attributable to Gaotu Techedu Inc.	(1,470,664)	(3,186,671)	92,221	13,371

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares	Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Gaotu Techedu Inc. shareholders' equity
Balance as of January 1, 2020 in RMB	159,097,050	106	(86,739)	1,899,059	17,829	6,921	(279,821)	1,557,355
Net loss	—	—	—	—	—	—	(1,392,930)	(1,392,930)
Transfer to statutory reserves	—	—	—	—	—	33,459	(33,459)	—
Issuance of ordinary shares through private placement	10,611,072	7	—	5,687,244	—	—	—	5,687,251
Repurchase of ordinary shares	(754,244)	—	(282,543)	—	—	—	—	(282,543)
Share-based compensation	—	—	—	238,446	—	—	—	238,446
Option exercised and restricted stock units vested	807,184	—	229,710	(229,700)	—	—	—	10
Foreign currency translation adjustments	—	—	—	—	(74,562)	—	—	(74,562)
Unrealized gains on available-for-sale investments	—	—	—	—	67,231	—	—	67,231
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(70,403)	—	—	(70,403)
Balance as of December 31, 2020 in RMB	169,761,062	113	(139,572)	7,595,049	(59,905)	40,380	(1,706,210)	5,729,855
Net loss	—	—	—	—	—	—	(3,103,465)	(3,103,465)
Share-based compensation	—	—	—	320,889	—	—	—	320,889
Option exercised and restricted stock units vested	1,576,466	1	122,714	(122,704)	—	—	—	11
Foreign currency translation adjustments	—	—	16,858	—	(73,936)	—	—	(57,078)
Unrealized gains on available-for-sale investments	—	—	—	—	48,191	—	—	48,191
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(57,461)	—	—	(57,461)
Balance as of December 31, 2021 in RMB	171,337,528	114	—	7,793,234	(143,111)	40,380	(4,809,675)	2,880,942
Net income	—	—	—	—	—	—	13,172	13,172
Share-based compensation	—	—	—	122,654	—	—	—	122,654
Option exercised and restricted stock units vested	1,521,016	1	—	11	—	—	—	12
Foreign currency translation adjustments	—	—	—	—	72,703	—	—	72,703
Unrealized gains on available-for-sale investments	—	—	—	—	39,729	—	—	39,729
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(33,383)	—	—	(33,383)
Balance as of December 31, 2022 in RMB	172,858,544	115	—	7,915,899	(64,062)	40,380	(4,796,503)	3,095,829
Balance as of December 31, 2022 in USD (Note 2)	172,858,544	17	—	1,147,697	(9,288)	5,855	(695,428)	448,853

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Depreciation of property, equipment and software	55,751	108,446	68,807	9,976
Amortization of intangible assets and land use rights	1,461	4,116	1,950	283
Share of results of equity investees	(63)	302	—	—
Realized gains from investments	(70,403)	(65,763)	(42,264)	(6,128)
Disposal loss/(gain) on assets	3,145	146,245	(21,374)	(3,099)
Share-based compensation	238,446	320,889	122,654	17,783
Fair value change of fair value option	—	—	13,232	1,918
Provision for inventory	—	12,901	—	—
Impairment loss on long-lived assets	—	52,544	—	—
Impairment loss on goodwill	—	43,300	—	—
Realized gain from derivative financial liabilities	—	(7,938)	—	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	1,508,939	(942,260)	(329,923)	(47,834)
Deferred revenue	1,384,403	(1,737,521)	(36,885)	(5,348)
Prepaid expenses and other current assets	(479,985)	459,506	(12,294)	(1,782)
Income tax payable	(11,439)	(4,654)	1,793	260
Other assets	(614,225)	486,302	293,465	42,548
Deferred tax assets	(17,608)	48,324	(15,679)	(2,273)
Deferred tax liabilities	(2,219)	(7,081)	(2,109)	(306)
Net cash generated from/(used in) operating activities	603,273	(4,185,807)	54,545	7,908
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(17,394,632)	(46,001,552)	(29,317,782)	(4,250,679)
Proceeds from maturity of short-term investments	11,689,198	51,063,983	29,249,349	4,240,757
Purchase of property, equipment and software	(284,072)	(272,323)	(18,952)	(2,748)
Payment for asset acquisition	(74,309)	—	(15,000)	(2,175)
Short-term loans to a third party	—	—	(612,000)	(88,732)
Repayment of short-term loans from a third party	—	—	534,000	77,423
Proceeds from maturity of long-term investments	501,733	—	—	—
Proceeds from disposal of equity method investments	—	5,548	—	—
Proceeds from derivative financial liabilities	—	7,938	—	—
Proceeds from capital return related to equity method investments	1,300	—	—	—
Acquisition of businesses	(35,529)	—	—	—
Disposal of property, equipment and software	7	8,908	22,000	3,190
Net cash (used in)/generated from investing activities	(5,596,304)	4,812,502	(158,385)	(22,964)

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	36	7	—	—
Proceeds from private placement financing	5,687,251	—	—	—
Repurchase of ordinary shares	(282,543)	—	—	—
Proceeds from short-term loans	—	400,000	—	—
Repayments of short-term loans	—	(400,000)	—	—
Payment for asset acquisition after three months of completion	(132,184)	(100,621)	—	—
Repayment to related parties	(460)	—	—	—
Net cash generated from/(used in) financing activities	5,272,100	(100,614)	—	—
Effect of exchange rate changes	2,188	15,818	26,650	3,864
Net increase/(decrease) in cash and cash equivalents	281,257	541,899	(77,190)	(11,192)
Cash, cash equivalents and restricted cash at beginning of the year	73,967	355,224	897,123	130,071
Cash, cash equivalents and restricted cash at end of the year	355,224	897,123	819,933	118,879

Supplemental schedule of cash flow information
Income taxes paid	86,348	(84,832)	20,217	2,931
Non-cash investing and financing activity
Payables for purchase of property, equipment and software	36,092	4,778	413	60
Payables for assets acquisition	127,316	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

GSX Techedu Inc. was incorporated under the laws of the Cayman Islands in August 2014 and the name changed to Gaotu Techedu Inc. in June 2021. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are currently engaged in the business of providing learning services and educational content and digitalized learning products in the People's Republic of China("PRC").

Beijing BaiJiaHuLian Technology Co., Ltd was founded in June 2014, as a limited liability company in the PRC, and the name changed to Beijing BaiJia Technology Co., Ltd in September 2020 and then changed to Gaotu Education Technology Group Co., Ltd (“Beijing Gaotu” or “VIE”) in July 2021. Beijing Gaotu and its subsidiaries (collectively "VIEs") are primarily engaged in providing learning services and educational content and digitalized learning products in mainland China.

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant laws and regulations of mainland China, the Company operates substantially all of its business through its VIE. On April 28, 2015, the Company, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its subsidiary in mainland China, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), entered into a series of contractual arrangements with Beijing Gaotu, and the shareholders of Beijing Gaotu. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment (collectively the “Original Agreement”). The Original Agreements were amended on March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing Gaotu and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Company’s subsidiaries, VIE and VIE’s major subsidiaries as of December 31, 2022 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	HongKong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang	Nov 24, 2020	Beijing, China	100%	Education technical services
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang")	Feb 18, 2021	Shanghai, China	100%	Education technical services

VIE:
Beijing Gaotu	Jun 4, 2014	Beijing, China	100%	Education services

VIE's major subsidiaries:
Beijing GaoTuYunFan Technology Co., Ltd. ("GaoTuYunFan")	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd. ("GaoTuYunJi")	Jul 18, 2017	Beijing, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd. ("ZhengzhouGaoTu")	Jan 19, 2020	Zhengzhou, China	100%	Education services
Wuhan GaoTuYunJi Education Technology Co., Ltd. ("WuhanGaoTu")	Apr 1, 2020	Wuhan, China	100%	Education services
Guangzhou XingHuo Online Computer Technology Co., Ltd. ("Guangzhou XingHuo")	Aug 18, 2022	Guangzhou, China	100%	Education services

The English names above are for identification purpose only.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Details of the contractual agreements are set forth below.

•
Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIE and the shareholders of the VIE, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs own the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will be effective for twenty years upon signing by both parties. The term of the agreement was amended on March 2019 and the agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable the laws of mainland China, the VIE and its shareholders do not have any right to terminate the agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among the WFOEs, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable laws and regulations of mainland China at the WFOEs’ sole and absolute discretion to the extent permitted by the laws of mainland China. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). The VIE and its shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE; (ii) transfer or otherwise dispose of their equity interests in the VIE; (iii) change the VIE’s registered capital; (iv) amend the VIE’s articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100; (vi) cause the VIE to enter into any major contracts or terminate any material contracts to which the VIE is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIE; or (ix) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in the VIE have been transferred to the WFOEs or its designees.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

•
Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Gaotu and its shareholders are in compliance with existing laws and regulations of mainland China and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
•
If the legal structure and contractual arrangements were found to be in violation of the laws and regulations of mainland China, the PRC government may restrict or prohibit the Group’s business and operations in mainland China, and the Group could be subject to severe penalties or be forced to relinquish the company's interests in those operations.

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

The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 48.37% and 49.00%, respectively, of the Group’s consolidated total assets, and 79.85% and 80.89% respectively of the Group’s consolidated total liabilities.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	138,672	312,055
Restricted cash	153,230	22
Short-term investments	1,037,346	1,068,365
Inventory, net	15,595	22,783
Prepaid expenses and other current assets	196,246	345,132
Total current assets	1,541,089	1,748,357
Operating lease right-of-use assets	194,162	41,014
Property, equipment and software, net	647,414	533,588
Intangible assets	77	18,932
Land use right	28,178	27,373
Goodwill	331	331
Deferred tax assets	—	15,679
Rental deposit	17,084	2,827
Other non-current assets	1,848	1,392
Total non-current assets	889,094	641,136
Total assets	2,430,183	2,389,493

Accrued expenses and other current liabilities	417,032	367,477
Deferred revenue, current portion	986,993	906,914
Operating lease liabilities, current portion	41,479	21,281
Income tax payable	—	260
Total current liabilities	1,445,504	1,295,932
Deferred revenue, non-current portion	9,225	52,419
Operating lease liabilities, non-current portion	158,824	17,457
Deferred tax liabilities	71,616	74,341
Other payables	26,580	—
Total non-current liabilities	266,245	144,217
Total liabilities	1,711,749	1,440,149

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	7,124,744	6,561,747	2,498,214
Net income	2,406,144	94,795	555,880
Net cash generated from/(used in) operating activities	3,945,706	(580,304)	558,050
Net cash (used in)/generated from investing activities	(305,448)	121,861	(87,007)
Net cash used in financing activities	(132,644)	(100,621)	—

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees (the “New Regulations”).

To comply with the Opinion and the New Regulations, the Company performed organizational adjustments and business restructuring, including the cessation of compulsory education academic subject tutoring services to students (“Business Restructuring”). The financial impacts were disclosed in note 2, 6, 8, 9, 12 and 18.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, impairment assessment of goodwill, intangible assets and other long-lived assets, fair value assessment of certain short-term investments, valuation of share-based compensation, discount rate for leases and consolidation of VIEs. Actual results may differ materially from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments accounted for held-to-maturity, available-for-sale debt investments or elected to measure at fair value, receivables from third party payment platform and other liabilities.

As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, held-to maturities investments, receivables from third party payment platform and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. Available-for-sales investments and investments elected to measure at fair value are recorded at fair value as of December 31, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss)/income, change in shareholders’ (deficit)/equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits and highly liquid investments, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately presented. The Group’s restricted cash as of December 31, 2021 mainly represents the upfront tuition fee collected and deposited in a custodian bank account regulated by the government, and had been released as the courses were delivered.

Short-term investments

As of December 31, 2021 and 2022, the Group’s debt securities include held-to-maturity investments, available-for-sale investments, and investments elected to measure at fair value.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments - continued

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. As of December 31, 2021 and 2022, the balances of held-to-maturity securities were RMB574,628 and RMB206,916, respectively, and were recorded as short-term investments as their maturities are less than twelve months.

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

Available-for-sale investments

Debt securities investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income/(loss). Realized gains or losses on the sale of these securities are recognized under Realized gains from investments in the consolidated statements of operations.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2022, the available-for-sale debt investments were recorded with unrealized gain amounted to RMB4,318, compared with unrealized loss amounted to RMB4,258 as of December 31, 2021.

Investments elected to measure at fair value

The Group elects the fair value option to record wealth management products with variable interest rates or indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825 Financial Instrument. Changes in the fair value are recorded in other income.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Credit losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.

The Group adopted ASC 326 on January 1, 2020 using the modified retrospective transition approach. Based on the nature of the Group’s financial instruments within the scope of this standard, the adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Furniture and office equipment	3-5 years
Software	2-10 years
Building	35-37 years
Leasehold improvement	Shorter of the lease term or estimated economic life

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Land use rights, net

All land in mainland China is owned by the government, which, according to the relevant laws of mainland China, may grant the right to use the land for a specified period of time. Land use rights are recorded at cost and amortized on a straight line basis over the term of the land certificates, as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

The Group performed qualitative assessment for the reporting unit of Tianjin Puxin in 2021 due to the impact of New Regulations. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulatory and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit and concluded that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. After the quantitative impairment test, the Group recorded impairment losses on its goodwill amounting to RMB43,300 during the year ended December 31, 2021. No impairment losses on goodwill was recorded during the year ended December 31, 2022.

Intangible assets, net

Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives of intangible assets are as follows:

Category	Estimated useful life
Student base	1.5-2 years
Trademark	3-10 years
License	7.4 years

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

Due to the impact of New Regulations and the Business Restructuring, the Group performed an impairment assessment on its long-lived assets in 2021 and reduced the carrying value of the long-lived assets to its estimated fair value based on expected discounted cash flow or market approach. The Group recorded impairment losses on its long-lived assets amounting to RMB52,544 during the year ended December 31, 2021. No impairment losses of long-lived assets was recorded during the year ended December 31, 2022.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Disaggregation of revenue

For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenues were generated in mainland China. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

As a result of the New Regulations previously disclosed, the Group changed its disaggregation of revenue to better disclose the performance of its business following its Business Restructuring. The total net revenue of online after-school academic subject tutoring services including compulsory education academic subject tutoring services and senior high school tutoring services previously recorded as online K-12 academic subject tutoring services in 2020 and 2021, and comprehensive tutoring services amounting to RMB886,056 and RMB560,196 previously included in comprehensive tutoring services and others in 2020 and 2021, were reclassified to learning services. Other revenue amounting to RMB1,289 and RMB912 in 2020 and 2021, previously included in comprehensive tutoring services and others, were reclassified to other revenue.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues
- Learning services	7,123,455	6,560,835	2,436,110
- Educational content & digitalized learning products	—	—	26,791
- Other revenue	1,289	912	35,313
Total net revenues	7,124,744	6,561,747	2,498,214

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The primary sources of the Group's revenues are as follows:

(1)
Learning services

The Group offers various types of integrated online tutoring services covering a wide spectrum of topics and targets students from broad age groups through its diverse offerings. The Group’s live interactive tutoring services consists of several components, including online live broadcasting classes as well as other activities during the online period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services. Therefore, the Group has determined that the live interactive tutoring services represents one performance obligation. The service period for a majority of the live interactive tutoring services is less than six months.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

To comply with the Regulations, the Group did not offer compulsory education academic subject tutoring services during the year ended December 31, 2022.

(2) Educational content & digitalized learning products

Educational content & digitalized learning products mainly include books and digitalized auxiliary learning tools, such as smart devices and translation pens.

The Group has determined that selling educational content and digitalized learning products represents one performance obligation, as customers can benefit from the products on their own. The Group recognizes revenues when control of the educational content and digitalized learning products are transferred to the customer, which generally occurs upon the delivery to the customers.

(3) Other revenue

The Company leases office buildings to customers and receives a fixed quarterly rental fee over the term of the lease period. The Company classifies its lease income as other revenue and classifies such lease contracts as operating leases. The fixed rental fee is recognized evenly over the period of the lease contract on a straight-line basis.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and third-party agents. Contract cost assets are amortized over the estimated customer life.

As a result of the Business Restructuring during 2021, the Group evaluated and determined that the carrying amount of the contract cost exceeded the net considerations that the Group expected to receive after considering the costs that directly related to provide the corresponding services which were not recognized as expenses. As a result, the Group recorded impairment losses related to contract cost amounting to RMB34,528 during the year ended December 31, 2021. For the contracts entered into after the Business Restructuring with dissimilar characteristics or dissimilar circumstances, as a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. As of December 31, 2021 and 2022, the balance of contract cost was both nil. For the years ended December 31, 2020, 2021 and 2022, the Group recognized amortization of RMB185,787, RMB212,880 and nil as "Selling expenses" in its consolidated statement of operations, respectively.

Contract and refund liabilities

The following table provides information about the Group's contract liabilities and refund liability arising from contract with customers.

	Year ended December 31,
	2021	2022
	RMB	RMB
Deferred revenue, current portion	986,993	906,914
Deferred revenue, non-current portion	9,225	52,419
	996,218	959,333
Refund liability	78,630	60,597

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2021 and 2022 that was included in the deferred revenue balance at January 1, 2021 and January 1, 2022 amounted to RMB2,668,141 and RMB980,385, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB959,333. The Group expects to recognize revenue of RMB906,914 and RMB24,471 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB27,948 recognized thereafter.

Cost of revenues

Cost of revenues mainly consists of compensations to instructors and tutors, rental expenses for office space, depreciation of properties and equipment, teaching materials and bandwidth costs. The instructors consist of both full-time instructors and part-time instructors. Full-time instructors’ compensation primarily consists of base salary, as well as teaching fees based on hourly rates and attendance of students in connection with courses delivered. The compensation of part-time instructors is calculated as a fixed percentage of the tuition fees of the courses delivered by the instructors, and is accrued as courses are delivered. The compensation of tutors consists of base salary and performance-based compensations, which is determined based on student retention and exercise completion. Specifically, if an existing student of a tutor enrolls in a new course, a bonus is paid to the tutor which is calculated as a percentage of the tuition of the new course. Tutors also receive a fixed payment for each exercise marking performed. The Group accrues on a monthly basis for the cost of tutor which includes basic salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated using the expected tuition collected for the retention courses, multiplied by the estimated retention rate and the bonus percentage.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2020, 2021 and 2022, RMB6,941, RMB9,350 and RMB7,825 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes

The Group’s educational services and non-educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with tax rule.

Since January 2020, in accordance with Cai Shui [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the fiscal year of 2020. Based on the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic (2021 No.7), the exemption period were further extended to March 31,2021. As a result, the Group's educational services were not subject to any VAT from January 1, 2020 to March 31, 2021. For the years ended December 31, 2020, RMB256,378 value added tax exemption were recognized as other income in the Group’s consolidated statement of operations, compared with RMB16,224 as other expense for the year ended December 31, 2021, mainly consist of input VAT related cost, partially offset by output VAT, as a result of VAT exemption.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Comprehensive income/(loss)

Comprehensive income/(loss) includes net income/(loss), foreign currency translation adjustments and the unrealized gains and losses on available-for-sale debt investments of the Group. Comprehensive income/(loss) is reported in the consolidated statements of comprehensive income/(loss).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group leases administrative office spaces in different cities in mainland China under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. When a lease is terminated before the expiration of the lease term, the Group derecognizes the right of use asset and corresponding lease liability, any difference is recognized as a gain or loss related to the termination of the lease.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

When the Group is a lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancelable term of the lease. Straight-line rental revenue commences when the customer assumes the control of the leased office building.

Net income/(loss) per share

Basic income/(loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income/(loss) per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had share options and RSUs, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the share options and unvested RSUs is computed using the treasury stock method.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB524,298 and RMB472,415 as of December 31, 2021 and 2022, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and receivables from third party payment platform. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in mainland China.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2020, 2021 and 2022.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3. BUSINESS ACQUISITION

In December 2020, the Group acquired 100% equity interest of Tianjin Puxin Online School Education Technology Co., Ltd. ("Tianjin Puxin"), a K-12 education institution, for a total cash consideration of RMB37,399, in which RMB35,529 had been paid based on the agreement in December 2020. The intangible assets and goodwill acquired from the acquisition were RMB13,700 and RMB43,300, respectively. The Group acquired Tianjin Puxin to further expand its online education student base. Tianjin Puxin after acquisition constituted less than 0.05% and 0.15% of revenue and total assets of the consolidated financial statement during the year ended and as of December 31, 2020, and the results of operations attributable to Tianjin Puxin has not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2019 and 2020. Tianjin Puxin completed its deregistration process in July, 2022.

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
	37,399

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, which is comprised of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions. The Group conducted goodwill impairment assessment in 2021, which was described as Note 8.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3. BUSINESS ACQUISITION - continued

The following summarized unaudited pro forma results of operations for the years ended December 31, 2020 assuming that the acquisition during the year ended December 31, 2020 occurred as of January 1, 2020. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2020, nor is it indicative of future operating results.

Year ended December 31,
2020
RMB
(Unaudited)
Pro forma net revenues	7,231,144
Pro forma net loss	(1,477,022)

The Group did not make any business acquisitions during the year ended December 31, 2021 and 2022.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

4. ASSETS ACQUISITION

In December 2019, the Group entered into a purchase agreement with Zhengzhou Kaitong Technology and Trading Co., Ltd (“Zhengzhou Kaitong”) to acquire two completed and one in construction office buildings, which will be used for business operating purposes. The acquisition of the real estate was subsequently completed in January 2020 for a total consideration of RMB333,809. As of December 31, 2022, a payable of RMB26,580 is expected to be paid within one year in accordance with the payment term.

The Group did not make any asset acquisitions during the year ended December 31, 2021.

In August 2022, the Group acquired 100% equity interest of Guangzhou XingHuo Online Education Technology Co., Ltd. (later renamed to Guangzhou XingHuo Online Computer Technology Co., Ltd., hereinafter referred to as "Guangzhou XingHuo") from Guangdong Shijixiao Education Technology Co., Ltd.. This acquisition was accounted for as an asset acquisition, as substantially all of the fair value of the gross assets acquired is concentrated in a business license, which was recorded in intangible assets and amortized on a straight-line basis over its estimated useful life.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid VAT and income tax(1)	100,396	101,994
Prepaid other service fees(2)	90,916	67,265
Receivables from third parties(3)	3,671	119,492
Amounts due from a third party(4)	—	78,000
Receivables from third party payment platform(5)	49,965	24,545
Staff advance	1,901	4,128
Receivables from broker	4	367
Others	3,215	4,106
	250,068	399,897

(1)
Prepaid VAT and income tax mainly consist of VAT input that is expected to offset with VAT output tax or to be transferred out in the future related to 2021 and 2022.
(2)
Prepaid other service fees mainly consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.
(3)
Receivables from third parties mainly consist of receivables raised from disposal of assets, rent, technical support services and sales of inventory.
(4)
Amounts due from a third party represents a loan to a third party with an interest rate of 4.35% and was repaid in January 3, 2023.
(5)
Receivables from third party payment platform consist of cash that has been received from course participants but held by the third-party payment platform. The Group subsequently collected the full balance from the third-party payment platform.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Electronic equipment	196,173	99,345
Building	491,082	491,082
Leasehold improvement	81,377	76,522
Furniture and office equipment	11,975	2,659
Software	12,697	17,002
Construction in progress	10,182	870
Total	803,486	687,480
Less: Accumulated depreciation	(123,168)	(135,448)
Accumulated impairment loss	(309)	—
	680,009	552,032

Depreciation expenses were RMB55,751, RMB108,446 and RMB68,807 for the years ended December 31, 2020, 2021 and 2022, respectively.

As a result of the New Regulations and the Business Restructuring, the Group performed an impairment assessment on property, equipment and software in 2021 and reduces the carrying value of the property and equipment related to compulsory education academic subject tutoring services to its estimated fair value based on market approach. The Group recorded impairment losses on property, equipment and software amounted to nil, RMB28,918 and nil during the years ended December 31, 2020, 2021 and 2022, respectively.

7. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Land use rights	29,788	29,788
Less: Accumulated amortization	(1,610)	(2,415)
	28,178	27,373

Amortization expenses for land use right were RMB805, RMB805 and RMB805 for the years ended December 31, 2020, 2021 and 2022, respectively. Future amortization expense is RMB805 for each of the next five years through December 31, 2027 and RMB805 thereafter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were presented as follow:

	As of December 31,
	2021	2022
	RMB	RMB
Beginning balance	43,631	331
Addition	—	—
Accumulated impairment loss	(43,300)	—
Goodwill, net	331	331

The Group conducted goodwill impairment assessment at the end of each reporting year or more frequently if there are changes indicate that it may be impaired. As a result of the New Regulations and the Business Restructuring, the Group performed an impairment assessment on goodwill of Tianjin Puxin, which is a stand-alone reporting unit in 2021 and reduced the carrying value to its estimated fair value based on expected discounted cash flow approach.

The Group recorded goodwill impairment losses amounted to nil, RMB43,300 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. INTANGIBLE ASSETS

The intangible assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Student base	12,510	12,510
Trademark	1,675	1,675
License	—	20,000
Total	14,185	34,185
Less: Accumulated amortization	(4,277)	(5,422)
Accumulated impairment loss	(9,831)	(9,831)
	77	18,932

The Group recognized amortization expense of RMB656, RMB3,311 and RMB1,145 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the Group expects to recognize amortization expenses of RMB2,705 for each of the next five years through 2027, respectively, and RMB5,407 thereafter.

The Group reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. As a result of the New Regulations and the Business Restructuring, the Group performed an impairment assessment on intangible assets in 2021 and the intangible assets were substantially impaired as the Group does not expect to obtain any benefits from those given the changes in regulations.

The Group recorded impairment losses on intangible assets amounted to nil, RMB9,831 and nil during the years ended December 31, 2020, 2021 and 2022, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Salary and welfare payable	361,560	301,152
Other accrued expense	132,184	129,970
Other tax payable	85,788	67,334
Refund liability (1)	78,630	60,597
Accrued marketing expense	27,005	75,473
Payable for investment and acquisition	1,870	26,580
Others	6,228	1,083
	693,265	662,189

(1)
Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.

11. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2021 and 2022, short-term investments measured at fair value are as follows:

	Fair value measurement as of December 31, 2022
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	—	1,512,953	—	1,512,953
Investments elected to measure at fair value
- Wealth management products	—	1,203,995	—	1,203,995
Total	—	2,716,948	—	2,716,948

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

	Fair value measurement as of December 31, 2021
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	—	2,199,372	—	2,199,372
Total	—	2,199,372	—	2,199,372

The Group’s available-for-sale debt investments and investments elected to measure at fair value as of December 31, 2021 and 2022 mainly consist of wealth management products purchased from banks. The products are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

A summary of available-for-sale investments during the years ended December 31, 2021 and 2022 is presented as below:

	As of December 31, 2022
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	1,508,635	4,318	—	—	1,512,953
Total	1,508,635	4,318	—	—	1,512,953

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

	As of December 31, 2021
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	2,203,630	—	4,258	—	2,199,372
Total	2,203,630	—	4,258	—	2,199,372

For the year ended December 31, 2022, a gain of RMB1,422 resulting from changes in fair value of the products under fair value option was recorded in other income.

As of December 31, 2022, RMB1,512,953 available-for-sale investments and RMB1,203,995 investments elected to measure at fair value will mature within one year.

Measured at fair value on a non-recurring basis

Property, plant and software, goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized, which is disclosed in note 6, 8 and 9, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Prior to the initial public offering in June 2019, the Group granted share options to employees. The term of the option shall not exceed ten years from the date of the grant.

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years. The Group determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The Group did not grant any share options during the years ended December 31, 2020, 2021 and 2022.

A summary of options activities during the year ended December 31, 2022 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2022	5,213,161	0.01	13.96	6.63	96,622
Granted	—	—	—
Exercised	(872,428)	0.01	13.23
Forfeited	(722,387)	0.01	14.75
Cancelled	—	—	—
Options outstanding at December 31, 2022	3,618,346	0.01	13.98	5.75	88,310
Options vested and expected to vest as of December 31, 2022	3,618,346	0.01	13.98	5.75	88,310
Options exercisable as of December 31, 2022	703,183	0.01	8.12	4.62	17,162

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. SHARE-BASED COMPENSATION - continued

Share options - continued

The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 were RMB21,081, RMB19,134 and RMB13,032 respectively. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 were RMB314,928, RMB13,933 and RMB21,293 respectively.

The Group recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.

As of December 31, 2022, there was RMB16,535 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 5.75 years.

Restricted Stock Units

Under the Plan, the Group granted 4,919,577 RSUs to employees at an exercise price of nil per share during the year ended December 31, 2022. The vesting period of these RSUs ranged from 0 to 4 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Group is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Group at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Group’s ordinary shares on the grant date which were RMB672,010, RMB558,876 and RMB82,690 during the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, there was RMB101,885 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 3.08 years. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2020, 2021 and 2022 was RMB391.35, RMB135.14 and RMB16.81 per RSU, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. SHARE-BASED COMPENSATION - continued

Restricted Stock Units - continued

A summary of the RSUs activity during the year ended December 31, 2022 is presented below:

RSUs
Unvested balance at January 1, 2022	2,991,804
Granted	4,919,577
Vested	(648,588)
Forfeited	(1,361,932)
Cancelled	(480,487)
Unvested balance at December 31, 2022	5,420,374

Modifications

During the year ended December 31, 2021, as a result of the Business Restructuring, the Group cancelled 530,700 options and 1,613 RSUs without concurrent grant of a replacement award or other valuable consideration, for those the Group recognized any previously unrecognized compensation cost at the cancellation date. Additionally, the Group also cancelled 330,428 RSUs and further paid RMB24,370 as cash consideration. Any previous unrecognized compensation costs related to the award were recorded at the cancellation date. The Group recognized incremental compensation expense amounting to RMB24,370, equal to the excess of the cash consideration over the fair value of the cancelled award which was nominal at the cancellation date.

During the year ended December 31, 2022, the Group cancelled 480,487 RSUs without concurrent grant of a replacement award or other valuable consideration, for those the Group recognized all previously unrecognized compensation cost at the cancellation date.

The Group recognized RMB238,446, RMB345,259 and RMB122,654 of compensation expenses for all options and RSUs granted for the years ended December 31, 2020, 2021 and 2022, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. ORDINARY SHARES

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

In November 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to USD30,000 of its common shares, including shares represented by American depositary shares, effective until November 2025. Additionally, Mr. Larry Xiangdong Chen, the Company's founder, Chairman and CEO, intends to personally purchase up to USD20,000 of the Company's shares. During the year ended December 31, 2022, the Company and Mr. Larry Xiangdong Chen did not make any repurchase under this share repurchase program.

During the year ended December 31, 2021 and 2022, the shares of treasury stock reissued in connection with the exercise of options and the vesting of RSUs were 365,358 and nil, respectively.

14. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in 2017 and during the first three months of 2018. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2,000 of assessable profit and 16.5% for profit exceeding HKD2,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2021 and 2022.

The Company’s subsidiary, the VIE and the VIE’s subsidiaries, which were entities incorporated in mainland China (the “Mainland China entities”), are subject to mainland China Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant income tax laws of mainland China, which have adopted a unified income tax rate of 25% since January 1, 2008 with the following exceptions.

Beijing Gaotu qualified as a High and New Technology Enterprise (the "HNTE") from 2017 through 2022 and accordingly was entitled to the 15% preferential tax rate during the period.

GaoTuYunJi qualified as a HNTE from 2019 through 2021, and accordingly was entitled to a 15% preferential tax rate during the period. The HNTE qualification has been renewed in 2022 and set to expire by 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

Beijing Lexuebang also qualified as a HNTE during the year ended December 31, 2019. The HNTE qualification has been renewed in 2022 and set to expire by 2024. Furthermore, Beijing Lexuebang obtained the qualification of the Software Enterprise Certificate in March 2020, and renewed in 2021 and 2022. Therefore, Beijing Lexuebang adopted the exemption from EIT for years 2019 and 2020, and 12.5% from 2021 to 2023.

Wuhan Yuexuebang obtained the qualification of the Software Enterprise Certificate in March 2021, and renewed in 2022. Therefore, Wuhan Yuexuebang adopted exemption from EIT for the years 2020 and 2021, and 12.5% from 2022 to 2024.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax benefits/(expenses)	14,578	(1)	(1,906)
Deferred tax benefits/(expenses)	20,041	(40,948)	17,611
	34,619	(40,949)	15,705

The principle components of deferred tax assets were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets：
Deductible temporary difference related to advertising expenses	750,576	778,837
Net operating loss carrying forwards	578,623	584,693
Transfer of intangible assets	1,510	1,340
Accrued liabilities	2,176	1,876
Total deferred tax assets	1,332,885	1,366,746
Less: valuation allowance	(1,332,885)	(1,351,067)
Deferred tax assets, net	—	15,679

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

The movements of valuation allowance for the years end December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the period	40,352	573,565	1,332,885
Acquisitions	4,987	—	6,668
Additions	529,915	759,320	11,514
Reversal	(1,689)	—	—
Balance at end of the period	573,565	1,332,885	1,351,067

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities
Building and land use right	71,107	69,307
Intangible assets	—	4,719
Unrecognized gains of investments	509	481
Total deferred tax liabilities	71,616	74,507

As of December 31, 2022, the Group had net operating loss carried forward of RMB2,717,316 from the Company's Mainland China entities, which will expire on various dates from December 31, 2023 to December 31, 2032.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to operations was as follow:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before provision for income taxes and share of results of equity investees	(1,427,612)	(3,062,214)	(2,533)
Income tax benefits computed at an applicable tax rate of 25%	356,903	765,554	633
Effect of permanent differences	55,935	(8,186)	(1,423)
Effect of research and development super-deduction	88,881	89,287	36,263
Effect of preferential tax rate	62,404	(129,026)	581
Effect on tax rates in different tax jurisdictions	(1,278)	742	(8,835)
Change in valuation allowance	(528,226)	(759,320)	(11,514)
	34,619	(40,949)	15,705

If Beijing Gaotu, GaoTuYunJi, Beijing Lexuebang, Wuhan Yuexuebang did not enjoy income tax preferential tax rates, tax expense would have increased by RMB62,404 for the years ended December 31, 2020, tax benefit would have decreased by RMB129,026 for the year ended December 31, 2021 and tax expense would have increased by RMB581 for the years ended December 31,2022. The increase in basic and diluted net loss per ordinary share was RMB0.39 and RMB0.76 for the years ended December 31, 2020, 2021, respectively. The decrease in basic and diluted net income per ordinary share was approximately nil for the years ended December 31, 2022.

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2022. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

Aggregate undistributed earnings of the Company’s mainland China subsidiaries and the VIE that are available for reinvestment. Upon distribution of such earnings, the Company will be subject to mainland China EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIE do not intend to declare dividends and the Company intends to permanently reinvest it within the mainland China. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIE because the Company believes the undistributed earnings can be distributed from the VIE to WFOEs in a manner that would not be subject to income tax.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. NET (LOSS)/INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss)/income per share for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic net (loss)/income per share calculation
Numerator:
Net (loss)/income	(1,392,930)	(3,103,465)	13,172
Net (loss)/income attributed to ordinary shareholders for computing net (loss)/income per ordinary shares -basic	(1,392,930)	(3,103,465)	13,172
Denominator:
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary shares-basic	159,725,779	170,790,979	172,254,080
Net (loss)/income per ordinary share attributable to ordinary shareholders-basic	(8.72)	(18.17)	0.08
Diluted net (loss)/income per ordinary share calculation
Denominator:
Weighted average ordinary shares basic outstanding	159,725,779	170,790,979	172,254,080
Effect of potentially diluted stock options	—	—	2,931,766
Effect of potentially diluted RSUs	—	—	805,638
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary shares-diluted	159,725,779	170,790,979	175,991,484
Net (loss)/income per ordinary share attributable to ordinary shareholders-diluted	(8.72)	(18.17)	0.07

For the years ended December 31, 2020, 2021 and 2022, the following RSUs outstanding were excluded from the calculation of diluted net (loss)/income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2020	2021	2022
Shares issuable upon conversion of RSUs	64,576	12,794	1,093,923

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Labor regulations of mainland China require that the Group’s mainland China entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB216,551, RMB393,812 and RMB125,666 for the years ended December 31, 2020, 2021 and 2022, respectively.

17. RELATED PARTY TRANSACTION

(1)
Related parties

Name of related parties	Relationship with the Group
Beijing Youlian Global Education Technology Co., Ltd ("Beijing Youlian")(1)	Equity method investment investee

(1)
Beijing Youlian was dissolved in June 2020.

(2)
The significant transactions between the Group and its related parties were as follows:

Other than as disclosed elsewhere in these consolidated financial statements, the Group had the following significant related party transactions:

	Expense Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beijing Youlian(1)	1,457	—	—
Total	1,457	—	—

(1)
The Group recognized expense from receiving advertising service provided by Beijing Youlian.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

18. LEASE

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in mainland China. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2021 and 2022, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2022, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2021 and 2022 was RMB193,957 and RMB32,714, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations.

Some leases were terminated before the expiration of the lease term due to the impact of Business Restructuring, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB16,720 recognized under other income in the consolidated statements of operations in 2022. The noncash decrease of operating lease right-of-use assets was RMB296,465 for the years ended December 31, 2022.

	Year ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	156,600	37,027
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	39,069	38,953
Weighted average remaining lease term:
Operating leases	4.3	2.9
Weighted average discount rate:
Operating leases	6.5%	7.2%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

18. LEASE - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ending December 31:

RMB
Year ending December 31,
2023	33,303
2024	32,818
2025	19,802
2026	4,193
2027 and thereafter	—
Less: imputed interest	(7,592)
Total	82,524

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2020, 2021, 2022, total rental expense for all operating leases amounted to RMB155,287, RMB193,957 and RMB32,714, respectively.

19. CONTINGENCIES

The Company was named as defendants in a putative securities class action filed in federal court in December 2022. Plaintiffs purportedly brought the case on behalf of a class of persons who purchased the Company’s ADSs between March 5, 2021 and July 23, 2021, and alleged that the Company’s public filings contained misstatements and omissions in violation of the U.S. Securities Exchange Act of 1934. The Group believes the claim made by the plaintiff is without merit, and the Group intends to defend vigorously in the cases. As the case is still in its preliminary stage, although the outcome of litigation is inherently uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse final decision, and the Group has not accrued a liability for the matter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

20. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Group is currently engaged in providing learning services and educational content & digitalized learning products. The CODM reviews consolidated results including revenue, grow profit and operating profit at a consolidated level only and does not distinguish among services and products for the purpose of making decision about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in mainland China and all of the Group’s long-lived assets are located in mainland China.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

21. RESTRICTED NET ASSETS

Relevant statutory laws and regulations of mainland China permit payments of dividends by the Group’s mainland China subsidiaries only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s statutory accounts of mainland China, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s statutory accounts of mainland China. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any mainland China subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of mainland China, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s statutory accounts of mainland China. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s statutory accounts of mainland China. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s mainland China entities can only be paid out of distributable profits reported in accordance with accounting standards of mainland China, the Group’s entities in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in mainland China. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in mainland China not available for distribution, were both RMB4,738,378 as of December 31, 2021 and 2022, respectively.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD

Cash and cash equivalents	11,260	3,731	541
Short-term investments	885,420	734,142	106,441
Prepaid expenses and other current assets	463	1,787	259
Amounts due from subsidiaries and VIEs	5,777,602	6,459,723	936,572
Total current assets	6,674,745	7,199,383	1,043,813

TOTAL ASSETS	6,674,745	7,199,383	1,043,813

Accrued expenses and other current liabilities	5,184	5,072	736
Amounts due to subsidiaries and VIEs	108,120	108,120	15,676
Total current liabilities	113,304	113,192	16,412

Deficit of investments in subsidiaries and VIEs	3,680,499	3,990,362	578,548

TOTAL LIABILITIES	3,793,803	4,103,554	594,960

Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2021 and 2022; 99,277,116 and 100,077,116 shares issued; 98,032,240 and 99,553,256 shares outstanding as of December 31, 2021 and 2022)	66	67	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2021 and 2022, 73,305,288 shares issued and outstanding as of December 31, 2021 and 2022)	48	48	7
Additional paid-in capital	7,793,234	7,915,899	1,147,697
Accumulated other comprehensive loss	(143,111)	(64,062)	(9,288)
Statutory reserves	40,380	40,380	5,855
Accumulated deficit	(4,809,675)	(4,796,503)	(695,428)
TOTAL SHAREHOLDERS’ EQUITY	2,880,942	3,095,829	448,853
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	6,674,745	7,199,383	1,043,813

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
General and administrative expenses	(14,157)	(25,357)	(8,807)	(1,277)
Total operating expenses	(14,157)	(25,357)	(8,807)	(1,277)
Loss from operations	(14,157)	(25,357)	(8,807)	(1,277)
Equity in (loss)/gain of subsidiaries and VIEs	(1,387,816)	(3,106,437)	45,545	6,604
Income/(loss) from non-operations	9,043	28,329	(23,566)	(3,417)
(Loss)/income before income tax	(1,392,930)	(3,103,465)	13,172	1,910
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910
Other comprehensive (loss)/income, net of tax:
Change in cumulative foreign currency translation adjustments	(74,562)	(73,936)	72,703	10,541
Unrealized gains on available-for-sale investments (net of tax effect of RMB9,867, RMB8,598 and RMB8,703 for the years ended December 31, 2020, 2021 and 2022, respectively)	67,231	48,191	39,729	5,760
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB9,654, RMB8,302 and RMB8,881 for the years ended December 31, 2020, 2021 and 2022, respectively)	(70,403)	(57,461)	(33,383)	(4,840)
Total comprehensive (loss)/income	(1,470,664)	(3,186,671)	92,221	13,371

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	1,910
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in loss/(gain) of subsidiaries and VIEs	1,387,816	3,106,437	(45,545)	(6,604)
Realized gains from investments	(6,564)	(8,498)	—	—
Fair value change of fair value option	—	—	31,080	4,506
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,919)	2,083	(1,324)	(192)
Accrued expenses and other current liabilities	(1,771)	(3,618)	(113)	(16)
Net cash used in operating activities	(15,368)	(7,061)	(2,730)	(396)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries and VIEs	(195,783)	(6,248,209)	(303,214)	(43,962)
Repayment from subsidiaries and VIEs	—	706,870	100,000	14,499
Investing activities on debt securities investments	(5,252,188)	5,547,488	174,382	25,283
Net cash (used in)/generated from investing activities	(5,447,971)	6,149	(28,832)	(4,180)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	36	7	—	—
Proceeds from private placement financing	5,687,251	—	—	—
Repurchase of ordinary shares	(282,543)	—	—	—
Net cash generated from financing activities	5,404,744	7	—	—
Effect of exchange rate changes	5,390	3,735	24,033	3,484
Net (decrease)/increase in cash and cash equivalents	(53,205)	2,830	(7,529)	(1,092)
Cash and cash equivalents at beginning of the year	61,635	8,430	11,260	1,633
Cash and cash equivalents at end of the year	8,430	11,260	3,731	541

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, the VIE and the VIE’s subsidiaries were over the 25% of the consolidated net assets of the Group as of December 31, 2022.

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

3. CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in mainland China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.