Form 20-F
period 2023-12-31
Gaotu Techedu Inc.
filed 2024-04-25
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 172,111,890 ordinary shares outstanding, being the sum of 98,806,602 Class A ordinary shares and 73,305,288 Class B ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•
“Gaotu,” “we,” “us,” “our company” and “our” are to Gaotu Techedu Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE (as defined below) and its subsidiaries;
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
•
“VIE” or “Beijing Gaotu” are to Gaotu Education Technology Co., Ltd., formerly known as Beijing BaiJia Technology Co., Ltd., or Beijing BaiJia Hulian Technology Co., Ltd. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
•
“WFOEs” are to Beijing Lexuebang, Beijing Yuexuebang and Wuhan Yuexuebang, which are wholly foreign owned entities under PRC law; and
•
“Wuhan Yuexuebang” are to Wuhan Yuexuebang Network Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023.

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

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

Gaotu Techedu Inc. is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the VIE, namely Gaotu Education Technology Co., Ltd., and its subsidiaries based in mainland China. The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
("BaiJiaHuLian HK")
Offshore
Onshore
Wuhan Yuexuebang Network Technology Co., Ltd
("Wuhan Yuexuebang")
Beijing Lexuebang Network Technology Co., Ltd
("Beijing Lexuebang")
Beijing Yuexuebang Network Technology Co., Ltd.
("Beijing Yuexuebang")
Chengdu Yuexuebang Network Technology Co., Ltd.
("Chengdu Yuexuebang")
Gaotu Education Technology Group Co., Ltd
("Beijing Gaotu") (1)
Shanghai Chuxuebang Network Technology Co., Ltd
("Shanghai Chuxuebang ")
Beijing GaoTuYunFan Technology Co., Ltd
Zhengzhou GaoTuYunJi Education Technology Co., Ltd
Guangzhou XingHuo Online Computer Technology Co., Ltd
Beijing GaoTuYunJi Education Technology Co., Ltd
Wuhan GaoTuYinJi Education Technology Co., Ltd.
Guangzhou GaoTu Technology Co., Ltd

Note:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIE, namely Beijing Gaotu, and its subsidiaries based in mainland China. By purchasing the ADSs, you are purchasing interests in our Cayman Islands holding company, as opposed to interests in our mainland China subsidiaries or the VIE and its subsidiaries based in mainland China. The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in operating companies of certain industries. As of the date of this annual report, in terms of our operating entities, based on the opinion of our PRC counsel, Tian Yuan Law Firm, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, (i) foreign investors cannot make direct investment in the VIE because the VIE engages in audio and video services in mainland China, and (ii) foreign investors are restricted from owning more than 50% of the equity interests in each of the VIE and Shanghai Gaotu YunJi Education Technology Co., Ltd., or Shanghai Gaotu, one of the subsidiaries of the VIE, because the VIE and Shanghai Gaotu engage in internet content business, value-added telecommunication-based online marketing business and mobile application distribution business in mainland China. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE and Shanghai Gaotu where laws and regulations in China mainland prohibit direct foreign investment in the VIE and restrict direct foreign investment from constituting more than 50% of the equity interests in Shanghai Gaotu, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE and its subsidiaries, including Shanghai Gaotu. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 100% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE, namely Beijing Gaotu, and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIE in mainland China.

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

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive management services and business cooperation agreement, powers of attorney and spousal consent letters, have been entered into by and among our subsidiaries, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification Topic 810, Consolidation. Accordingly, we treat VIE as a consolidated entity under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. Neither Gaotu Techedu Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE.

The following is a summary of the currently effective contractual arrangements by and among Beijing Lexuebang, Wuhan Yuexuebang and Beijing Yuexuebang, which we refer to collectively as the WFOEs, and the VIE and its shareholders.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among the WFOEs, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to the WFOEs as security for performance of the obligations of the VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. We have registered the equity interest pledge under the equity interest pledge agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation, or the SAMR, in accordance with the PRC Civil Code.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, uncertainties in the legal system of mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIE that these contractual arrangements assigned to us, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

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

Other Risks related to Our PRC Operations

We face various legal and operational risks and uncertainties associated with being based in or having our operations in China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The controls and procedures on cash transfers in the policy adhere to applicable regulatory requirements and is not contractual in nature. For the applicable regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company provided loans of RMB6,248.2 million, RMB303.2 million and RMB250.7 million (US$35.3 million), respectively, to our subsidiaries, and received repayments of RMB706.9 million, RMB100.0 million and RMB402.8 million (US$56.7 million), respectively. For the years ended December 31, 2021, 2022 and 2023, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See the condensed consolidating schedule for the VIE and other entities in “—Financial Information Related to the VIE” and our audited consolidated financial statements and their related notes included in this annual report beginning on page F-1.”

Pursuant to the Exclusive Management Services and Business Cooperation Agreement between the WFOEs, the VIE and its shareholders, the amount of service fee and payment method should be determined by the WFOEs in its sole discretion. According to this agreement, for the years ended December 31, 2021, 2022 and 2023, the WFOEs charged nil, RMB131.4 million and RMB125.7 million (US$17.7 million) service fees from the VIE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on our evaluation of their working capital needs, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our mainland China subsidiaries. Under the Enterprise Income Tax Law of the PRC, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. The Cayman Islands, where Gaotu Techedu Inc., the direct parent company of the WFOEs, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, BaiJiaHuLian HK Holdings Limited, or BaiJiaHuLian HK, which directly owns Beijing Lexuebang, is incorporated in Hong Kong. However, if BaiJiaHuLian HK is not considered to qualify for any conditions and requirements under applicable tax circulars, and such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-domestic shareholders or the ADS holders.”

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

(4) The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

In addition, our mainland China subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, the VIE and its subsidiaries to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIE and its subsidiaries by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, except for issues with respect to the License for Online Transmission of Audio-Visual Programs and the Online Publishing Services Permit, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, we believe our mainland China subsidiaries, the VIE and its subsidiaries have obtained all the requisite permissions and approvals from the PRC government authorities for the business operations of our holding company, its subsidiaries and the VIE in mainland China, namely, the Value-added Telecommunications Business Operation Licenses for information services via internet, known as ICP Licenses, the Permit for Production and Operation of Radio and TV Programs, the Private School Operation Permits regarding academic and non-academic tutoring services, the Travel Agency Operation Permit and Permits for Operating Publications. For issues with respect to the License for Online Transmission of Audio-Visual Programs and the Online Publishing Services Permit, see “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” Our mainland China subsidiaries, the VIE and its subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, based on the opinion of our PRC counsel, Tian Yuan Law Firm, we, our mainland China subsidiaries, the VIE and its subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained and issues with respect to the License for Online Transmission of Audio-Visual Programs and the Online Publishing Services Permit. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. If we, our mainland China subsidiaries, the VIE and its subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” and “—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Based on the opinion of our PRC counsel, Tian Yuan Law Firm, under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the VIE and its subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major PRC operating entity designated by us may be required to be file with the CSRC, in connection with any follow-on offering and other certain activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, based on the opinion of our PRC counsel, Tian Yuan Law Firm, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

A. [Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023 and selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the year ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021, and selected consolidated cash flows data for the year ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and its subsidiaries and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	2,114,855	7,124,744	6,561,747	2,498,214	2,960,813	417,022
Cost of revenues(1)	(535,912)	(1,762,548)	(2,397,604)	(701,050)	(790,207)	(111,298)
Gross profit	1,578,943	5,362,196	4,164,143	1,797,164	2,170,606	305,724
Operating expenses
Selling expenses (1)	(1,040,906)	(5,816,214)	(5,129,267)	(1,179,760)	(1,501,200)	(211,440)
Research and development expenses (1)	(212,197)	(734,450)	(1,252,877)	(445,117)	(462,043)	(65,077)
General and administrative expenses (1)	(110,106)	(566,565)	(720,253)	(290,339)	(356,369)	(50,194)
Impairment loss on long-lived assets	—	—	(52,544)	—	—	—
Impairment loss on goodwill	—	—	(43,300)	—	—	—
Disposal loss on assets	—	—	(146,245)	—	—	—
Total operating expenses	(1,363,209)	(7,117,229)	(7,344,486)	(1,915,216)	(2,319,612)	(326,711)
Income/(loss) from operations	215,734	(1,755,033)	(3,180,343)	(118,052)	(149,006)	(20,987)
Interest income	8,861	3,372	31,460	21,370	75,829	10,680
Realized gains from investments	11,395	70,403	65,763	42,264	31,230	4,399
Other income, net(2)	6,249	253,646	20,906	51,885	54,471	7,672
Income/(loss) before provision for income tax and share of results of equity investees	242,239	(1,427,612)	(3,062,214)	(2,533)	12,524	1,764
Income tax (expenses)/benefits	(16,957)	34,619	(40,949)	15,705	(10,657)	(1,501)
Share of results of equity investees	1,348	63	(302)	—	(9,165)	(1,291)
Net income/(loss)	226,630	(1,392,930)	(3,103,465)	13,172	(7,298)	(1,028)
Series A convertible redeemable preferred shares redemption value accretion	(16,772)	—	—	—	—	—
Undistributed earnings allocated to the participating preferred shares	(21,698)	—	—	—	—	—
Net income/(loss) attributable to Gaotu Techedu Inc.’s ordinary shareholders	188,160	(1,392,930)	(3,103,465)	13,172	(7,298)	(1,028)
Net income/(loss) per ordinary share
Basic	1.42	(8.72)	(18.17)	0.08	(0.04)	(0.01)
Diluted	1.35	(8.72)	(18.17)	0.07	(0.04)	(0.01)
Weighted average shares used in net income/(loss) per share
Basic	132,400,941	159,725,779	170,790,979	172,254,080	173,725,790	173,725,790
Diluted	139,477,898	159,725,779	170,790,979	175,991,484	173,725,790	173,725,790

Note:

(1)
Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	16,504	66,422	118,145	42,490	12,959	1,825
Selling expenses	5,606	18,039	44,402	6,659	8,603	1,212
Research and development expenses	16,357	94,952	130,620	39,172	17,012	2,396
General and administrative expenses	21,770	59,033	52,092	34,333	19,779	2,786
Total	60,237	238,446	345,259	122,654	58,353	8,219

(2)
The amount of other expenses from 2019 to 2023 have been combined with other income.

The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020, 2021, 2022 and 2023:

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	73,967	355,224	728,934	819,911	636,052	89,586
Restricted cash	—	—	168,189	22	33,901	4,775
Short-term investments	1,473,452	7,331,268	2,774,000	2,923,864	2,253,910	317,457
Total current assets	1,808,901	8,457,248	3,936,786	4,166,477	3,586,707	505,177
Long-term investments	1,188,286	530,729	—	—	1,029,632	145,021
Total assets	3,394,532	10,685,792	5,024,666	4,876,175	5,413,309	762,448
Current liabilities	1,637,250	4,197,392	1,760,268	1,609,222	1,973,284	277,931
Total liabilities	1,837,177	4,955,937	2,143,724	1,780,346	2,307,044	324,940
Total shareholders’ equity	1,557,355	5,729,855	2,880,942	3,095,829	3,106,265	437,508

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	1,285,054	603,273	(4,185,807)	54,545	353,697	49,817
Net cash (used in)/generated from investing activities	(2,504,566)	(5,596,304)	4,812,502	(158,385)	(423,978)	(59,716)
Net cash generated from/(used in) financing activities	1,246,065	5,272,100	(100,614)	—	(90,480)	(12,744)
Effect of exchange rate changes	14,155	2,188	15,818	26,650	10,781	1,519
Net increase/(decrease) in cash, cash equivalents and restricted cash	40,708	281,257	541,899	(77,190)	(149,980)	(21,124)
Cash, cash equivalents and restricted cash at beginning of year	33,259	73,967	355,224	897,123	819,933	115,485
Cash, cash equivalents and restricted cash at end of year	73,967	355,224	897,123	819,933	669,953	94,361

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for the VIE and other entities as of the dates presented.

•
“Gaotu Techedu Inc.” is our Cayman Islands holding company.
•
“Other Subsidiaries” refer to the sum of BaiJiaHuLian HK, Shanghai Chuxuebang Network Technology Co., Ltd and Chengdu Yuexuebang Network Technology Co., Ltd.
•
“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Gaotu and all of its subsidiaries in mainland China.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2023
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	417,022	—	417,022
Inter-company revenues	—	4	134,290	18,861	(153,155)	—
Total costs and expenses	(1,194)	221	(112,734)	(477,457)	153,155	(438,009)
(Loss)/income from subsidiaries and VIE	(4,002)	(2,479)	(31,454)	—	37,935	—
Income/(loss) from non-operations	4,168	(1,748)	7,308	13,023	—	22,751
(Loss)/income before income tax expenses	(1,028)	(4,002)	(2,590)	(28,551)	37,935	1,764
Share of results of equity investees	—	—	—	(1,291)	—	(1,291)
Income tax benefits/(expenses)	—	—	111	(1,612)	—	(1,501)
Net (loss)/income	(1,028)	(4,002)	(2,479)	(31,454)	37,935	(1,028)

	For the year ended December 31, 2022
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	362,207	—	362,207
Inter-company revenues	—	—	102,033	9,365	(111,398)	—
Total costs and expenses	(1,277)	(1,615)	(90,939)	(396,890)	111,398	(379,323)
Income/(loss) from subsidiaries and VIE	6,604	7,243	(8,912)	—	(4,935)	—
(Loss)/income from non-operations	(3,417)	980	5,302	13,884	—	16,749
Income/(loss) before income tax expenses	1,910	6,608	7,484	(11,434)	(4,935)	(367)
Income tax (expenses)/benefits	—	(4)	(241)	2,522	—	2,277
Net income/(loss)	1,910	6,604	7,243	(8,912)	(4,935)	1,910

	For the year ended December 31, 2021
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	1,029,681	—	1,029,681
Inter-company revenues	—	—	388,888	6,263	(395,151)	—
Total costs and expenses	(3,979)	26	(521,332)	(1,398,612)	395,151	(1,528,746)
(Loss)/income from subsidiaries and VIE	(487,466)	(487,471)	(368,010)	—	1,342,947	—
Income/(loss) from non-operations	4,445	(21)	12,983	1,131	—	18,538
(Loss)/income before income tax expenses	(487,000)	(487,466)	(487,471)	(361,537)	1,342,947	(480,527)
Share of results of equity investees	—	—	—	(47)	—	(47)
Income tax expenses	—	—	—	(6,426)	—	(6,426)
Net (loss)/income	(487,000)	(487,466)	(487,471)	(368,010)	1,342,947	(487,000)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	13,867	7,924	35,027	32,768	—	89,586
Restricted cash	—	—	—	4,775	—	4,775
Short-term investments	74,324	—	50,584	192,549	—	317,457
Inventory	—	—	—	3,464	—	3,464
Amounts due from subsidiaries and VIE, current portion	916,707	112,775	556,180	73,021	(1,658,683)	—
Prepaid expenses and other current assets	38	5	7,260	82,592	—	89,895
Total current assets	1,004,936	120,704	649,051	389,169	(1,658,683)	505,177
Operating lease right-of-use assets	—	—	4,452	22,261	—	26,713
Property, equipment and software, net	—	—	2,244	72,902	—	75,146
Land use rights	—	—	—	3,742	—	3,742
Long term investments	29,473	—	7,352	108,196	—	145,021
Investments in subsidiaries and VIE	—	158,916	—	—	(158,916)	—
Deferred tax assets	—	—	—	1,593	—	1,593
Rental deposit	—	—	944	1,555	—	2,499
Amounts due from subsidiaries and VIE, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	81	2,476	—	2,557
Total non-current assets	29,473	220,416	15,073	212,725	(220,416)	257,271
TOTAL ASSETS	1,034,409	341,120	664,124	601,894	(1,879,099)	762,448

Accrued expenses and other current liabilities	653	—	44,532	68,201	—	113,386
Amounts due to subsidiaries and VIE	15,228	916,708	105,249	621,498	(1,658,683)	—
Deferred revenue, current portion	—	—	—	156,830	—	156,830
Operating lease liabilities, current portion	—	—	2,267	4,845	—	7,112
Income tax payable	—	2	8	593	—	603
Total current liabilities	15,881	916,710	152,056	851,967	(1,658,683)	277,931
Deferred revenue, non-current portion	—	—	—	17,485	—	17,485
Operating lease liabilities, non-current portion	—	—	2,306	17,082	—	19,388
Deferred tax liabilities	—	—	16	10,120	—	10,136
Deficit of investments in subsidiaries and VIE	581,020	—	350,830	—	(931,850)	—
Other long-term payables	—	—	—	56,070	(56,070)	—
Total non-current liabilities	581,020	—	353,152	100,757	(987,920)	47,009
TOTAL LIABILITIES	596,901	916,710	505,208	952,724	(2,646,603)	324,940
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	437,508	(575,590)	158,916	(350,830)	767,504	437,508

	As of December 31, 2022
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	541	249	72,842	45,244	—	118,876
Restricted cash	—	—	—	3	—	3
Short-term investments	106,441	29,030	133,551	154,898	—	423,920
Inventory	—	—	—	3,303	—	3,303
Amounts due from subsidiaries and VIE, current portion	936,572	115,066	362,528	10,690	(1,424,856)	—
Prepaid expenses and other current assets	259	—	7,681	50,040	—	57,980
Total current assets	1,043,813	144,345	576,602	264,178	(1,424,856)	604,082
Operating lease right-of-use assets	—	—	6,184	5,946	—	12,130
Property, equipment and software, net	—	—	2,674	77,363	—	80,037
Land use rights	—	—	—	3,969	—	3,969
Investments in subsidiaries and VIE	—	155,963	—	—	(155,963)	—
Deferred tax assets	—	—	—	2,273	—	2,273
Rental deposit	—	—	968	410	—	1,378
Amounts due from subsidiaries and VIE, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	115	2,995	—	3,110
Total non-current assets	—	217,463	9,941	92,956	(217,463)	102,897
TOTAL ASSETS	1,043,813	361,808	586,543	357,134	(1,642,319)	706,979

Accrued expenses and other current liabilities	736	—	41,994	53,279	—	96,009
Amounts due to subsidiaries and VIE	15,676	936,572	44,287	428,322	(1,424,857)	—
Deferred revenue, current portion	—	—	—	131,490	—	131,490
Operating lease liabilities, current portion	—	—	2,472	3,085	—	5,557
Income tax payable	—	—	222	38	—	260
Total current liabilities	16,412	936,572	88,975	616,214	(1,424,857)	233,316
Deferred revenue, non-current portion	—	—	—	7,600	—	7,600
Operating lease liabilities, non-current portion	—	—	3,877	2,531	—	6,408
Deferred tax liabilities	—	3	21	10,778	—	10,802
Deficit of investments in subsidiaries and VIE	574,767	—	337,707	—	(912,474)	—
Other long-term payables	—	—	—	57,718	(57,718)	—
Total non-current liabilities	574,767	3	341,605	78,627	(970,192)	24,810
TOTAL LIABILITIES	591,179	936,575	430,580	694,841	(2,395,049)	258,126
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	452,634	(574,767)	155,963	(337,707)	752,730	448,853

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2023
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	2,053	2,508	(84,322)	129,578	—	49,817
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(35,317)	(1,403)	—	—	36,720	—
Repayment from subsidiaries and VIE	56,733	409	—	—	(57,142)	—
Other investing investments	4,303	26,352	72,678	(163,049)	—	(59,716)
Net cash generated from/(used in) investing activities	25,719	25,358	72,678	(163,049)	(20,422)	(59,716)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	35,317	—	1,403	(36,720)	—
Repayment to parent company	—	(56,733)	(409)	—	57,142	—
Other financing activities	(12,744)	—	—	—	—	(12,744)
Net cash (used in)/generated from financing activities	(12,744)	(21,416)	(409)	1,403	20,422	(12,744)

	For the Year Ended December 31, 2022
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(396)	(54,545)	(18,061)	80,910	—	7,908
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(43,962)	(3,320)	—	—	47,282	—
Repayment from subsidiaries and VIE	14,499	8,498	—	—	(22,997)	—
Other investing investments	25,283	(28,168)	(7,464)	(12,615)	—	(22,964)
Net cash (used in)/generated from investing activities	(4,180)	(22,990)	(7,464)	(12,615)	24,285	(22,964)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	43,962	3,320	—	(47,282)	—
Repayment to parent company	—	(14,499)	3,516	4,982	6,001	—
Other financing activities	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	—	29,463	6,836	4,982	(41,281)	—

	For the Year Ended December 31, 2021
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(1,108)	(60,334)	(504,341)	(91,062)	—	(656,845)
Investments in subsidiaries and VIE	—	(678,924)	—	—	678,924	—
Loans to subsidiaries and VIE	(980,480)	(130,287)	—	—	1,110,767	—
Repayment from subsidiaries and VIE	110,923	—	—	—	(110,923)	—
Other investing investments	870,522	—	(134,457)	19,123	—	755,188
Net cash generated from/(used in) investing activities	965	(809,211)	(134,457)	19,123	1,678,768	755,188
Capital contribution from parent company	—	—	678,924	—	(678,924)	—
Loans from parent company	—	980,480	—	130,287	(1,110,767)	—
Repayment to parent company	—	(110,923)	—	—	110,923	—
Other financing activities	1	—	—	(15,790)	—	(15,789)
Net cash generated from/(used in) financing activities	1	869,557	678,924	114,497	(1,678,768)	(15,789)

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

•
Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the government authorities of mainland China has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”
•
The cessation of compulsory education academic subject tutoring services have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of compulsory education academic subject tutoring services have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”
•
If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of compulsory education academic subject tutoring services, and our business and prospects will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of compulsory education academic subject tutoring services, and our business and prospects will be materially and adversely affected.”
•
We have incurred net losses in the past, and the cessation of compulsory education academic subject tutoring services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses in the past, and the cessation of compulsory education academic subject tutoring services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future.”

•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.”
•
If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected.”
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIE with which we have contractual arrangements, and (iii) the subsidiaries of the VIE. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. Our holding company, our PRC subsidiaries, the VIE and its subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
•
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless.”
•
We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”
•
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

•
We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements, which are subject to restrictions and limitations by laws and regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.”

Risks Related to Doing Business in China

•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
•
The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing.”
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
•
Uncertainties with respect to the legal system of mainland China could adversely affect us. As the legal system of mainland China is evolving rapidly, laws, regulations and rules in mainland China may change quickly with little advance notice and enforcement of these laws, regulations and rules involves uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”
•
We conduct our business primarily in mainland China, and our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government may intervene or influence our operations at any time. The PRC government may take regulatory actions to exert more oversight and control over offerings conducted overseas and/or foreign investment in mainland China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks Related to the ADSs

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.”
•
If we fail to meet NYSE’s continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—If we fail to meet NYSE’s minimum share price and other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.”
•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.”
•
The sale or perceived availability for sale of substantial amounts of the ADSs could adversely affect their market price. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—The sale or perceived availability for sale of substantial amounts of the ADSs could adversely affect their market price.”

Risks Related to Our Business and Industry

Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

The private education industry in mainland China, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, set out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, known as Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; and (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion. On February 8, 2022, the Ministry of Education issued the Key Points of Workstreams of the year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring” for more details.

In recent years, PRC governmental authorities published a series of regulations, rules and policies to implement the Alleviating Burden Opinion. On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing. On August 2, 2021, the Guangdong Education Bureau issued the Circular on Reducing the Burden of After-School Tutoring on Students in Compulsory Education. On September 7, 2021, the Ministry of Education published on its official website that the Ministry of Education, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, the Ministry of Education and other governmental authorities further issued an announcement to regulate non-academic subjects after-school tutoring in March 2022 and the Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students in November 2022. On February 8, 2024, the Ministry of Education issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments) and the public comment period of the draft administrative regulations ended on March 8, 2024. As of the date of this annual report, these draft administrative regulations have not come into effect. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education—Regulation Related to After-School Tutoring” for more details.

We have closely monitored the evolving regulatory environment and made efforts to seek guidance from and cooperate with the government authorities to comply with these regulations, rules and policies. Among other things, we have ceased offering and will not offer compulsory education academic subject tutoring services since the end of 2021.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable laws and regulations of mainland China, including the Alleviating Burden Opinion and related regulations, rules and policies. In addition to the cessation of compulsory education academic subject tutoring services, we have taken other actions to restructure our business and operations, including closing of some of our operating centers and implementing staff optimization plans, to maintain our continued operations. We will continue to seek guidance from and cooperate with government authorities in mainland China in connection with our efforts to comply with the policy directives of the Alleviating Burden Opinion and related regulations, rules and policies. We will further adjust our business operations as required. However, due to the complexity and evolving regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, and the related regulations, rules and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

The cessation of compulsory education academic subject tutoring services have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.

In light of recent regulatory developments in mainland China, in addition to the cessation of our compulsory education academic subject tutoring services, we have made and will continue to make changes to our existing business and execute new business strategy we decide to pursue. Learning services are still our most important business and main source of income. This part of business mainly includes traditional learning services, non-academic tutoring services, and college student and adult education services. In addition, educational content and digitalized learning products are complementary to learning services, primarily consisting of content products and auxiliary learning tools. We have diligently designed and developed educational products tailored to students’ individual learning needs. By sparking students’ interest in learning, we aim to strengthen their fundamental critical thinking skills and learning abilities. Furthermore, we assist them in cultivating healthy study habits and self-motivation. By diversifying our educational products and learning service formats, we have created a comprehensive product matrix that caters to users' diverse and personalized learning requirements.

These new business directions have resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued online live large-class format to deliver our courses also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We also need to continue to develop, adapt or enhance number and quality of our course offerings in these new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

We generated a net loss of RMB7.3 million (US$1.0 million) in 2023, compared to a net income of RMB13.2 million in 2022 and a net loss of RMB3,103.5 million in 2021. The cessation of compulsory education academic subject tutoring services has materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We may incur net losses in the future while exploring new business strategies, and we cannot assure you that we will be able to consistently generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest in developing new course offerings and digital products to attract new students and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not be profitable or increase our profitability in the future.

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

We have adopted a dual-teacher system, comprised of high quality instructors and professional tutors. Our teaching staff is critical to the learning experience of our students and our reputation. We seek to engage high quality teaching staff with strong education background and teaching skills. We must provide competitive pay and offer attractive career development opportunities to attract and retain them. We must also provide ongoing training to our teaching staff to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new education content, we may continue to engage additional high quality teaching staff with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such teaching staff quickly, or at all. Furthermore, given other potential more attractive opportunities for our quality teaching staff, over time some of them may choose to leave us. Departure of quality teaching staff may reduce the attractiveness of our course offerings and negatively impact our paid course enrollments. Furthermore, in the event such quality teaching staff join our competitors, students may decide to follow such quality teaching staff and enroll in their courses offered through other online education companies, which may further weaken our competitive position in the industry. Although we have not experienced major difficulties in engaging, training or retaining high quality teaching staff in the past, we may not always be able to engage, train and retain enough high quality teaching staff to keep pace with our growth while maintaining consistent education quality. We may also face significant competition in engaging high quality teaching staff from our competitors or from other opportunities that are perceived as more desirable. A shortage of high quality teaching staff, a decrease in the quality of our teaching staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high quality teaching staff would have a material adverse effect on our business, financial condition and results of operations.

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

The mainland China’s regulatory and enforcement regime with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Cybersecurity, Data Security, and Personal Information Protection.” The following are examples of certain recent regulatory activities in this area in mainland China:

Data Security and Cybersecurity

In June 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments) for public comments. The draft regulations provide that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” In addition, the draft regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Regulations on the Network Data Security (Draft for Comments) have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the draft amendment to the PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the Draft Measures for Network Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent regulatory authorities of mainland China related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing laws and regulations of mainland China on cybersecurity, data security and personal data protection issued by the CAC.”

Personal Information and Privacy

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

In August 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments), if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Regulations on the Network Data Security (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

Our results of operations are affected by the pricing of our education services. We determine our course fees primarily based on the demand for our educational programs, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. In addition, PRC government may issue government-guided pricing mechanism which may impose limits on the course fees we may charge for our educational programs in the future. As of the date of this annual report, we have not received any guidance on the implementation of these price control mechanism. We will adjust our pricing if we receive specific government instructions to comply with these new regulations. Such pricing mechanism will also cause our gross and net margin to decline. Further, as we continue to shift our focus on college student and adult education, business related to overseas study, non-academic tutoring, educational content and digitalized learning products, our new course offerings and product and service offerings may not have the same margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors.

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

For example, applicable laws and regulations of mainland China require any entity engaged in certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or complete the registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this annual report, only wholly state-owned or state-controlled enterprises are eligible to apply for the License for Online Transmission of Audio-Visual Programs. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain a License for Online Transmission of Audio-Visual Programs or to complete the required registration. However, we may not be able to obtain the license as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Services Permit.

There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, record renewals and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing rules and regulations, as well as other factors beyond our control and anticipation. We may develop new business lines or change the operations of certain of our current business in mainland China, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, record renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current services in mainland China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.”

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

We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business, including for allegations relating to our public disclosures and our alleged infringement of intellectual property rights of third parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.

We have and may continue to be involved in legal proceedings, claims and government investigations that have arisen in the ordinary course of our business and have not yet been fully resolved, including allegations against us relating to our public disclosures and our alleged infringement of third-party’s copyrights or other intellectual property rights. New legal proceedings, claims and investigations may arise in the future. The existence of litigation, claims, investigations and proceedings may harm our reputation, business and adversely affect the trading price of our ADSs.

For example, the SEC’s Division of Enforcement sought the production of certain financial and operating records dating from January 1, 2017 following a number of short-seller reports about us from approximately early- to mid-2020. The SEC notified us, by letter dated October 19, 2022, that the SEC had concluded its investigation into our Company and that, based on the information that the SEC had as of the date of its letter, the SEC did not intend to recommend an enforcement action against us. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for securities lawsuits involving our company.

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

Our educational content development team works closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. In particular, in light of recent regulatory developments in mainland China, we have ceased offering compulsory education academic subject tutoring services. Currently, our focus is on offering and developing traditional learning services, non-academic tutoring services, and college student and adult education services, as well as educational content and digitalized learning products. The adjustments, updates and expansions of our existing education content offerings and the development of new course materials may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones has required and may continue to require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

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

As we shift our strategies in selling and marketing spending due to the impact of the Alleviating Burden Opinion and related regulations, rules and policies, we have reduced our brand advertisement and promotional course spending. As a result, we have seen significant decrease in our selling expenses in the fourth quarter of 2021. However, selling expenses still represented a significant portion of our operating expenses. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the online education market in mainland China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements is in compliance with applicable laws, regulations and regulatory requirements, especially given the potential changes in the interpretation of these laws and regulations of mainland China. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures. In April 2021, due to the way we represented our teachers and courses in certain advertisements and the way we displayed promotional prices for certain of our courses in our mobile app, we were found by PRC regulatory authorities to have violated the Price Law of the PRC and advertising laws and regulations, and we were consequently warned and imposed fines totaling RMB0.7 million. Further, despite any contractual safeguard, the advertising agencies we have worked with or will work with are not fully under our control, and they have committed and may again commit misconducts or otherwise produce subpar advertising content that give rise to false advertisement claims. In April 2021, we were fined approximately RMB262 thousand by the governmental authority for such misleading content in our advertisement. Any violations of applicable advertising laws and regulations of mainland China in the future may subject us to administrative actions or even penalties, and our reputation may be harmed as a result, which may negatively affect our business, financial condition, results of operations and prospects.

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

We face risks related to natural and other disasters, including outbreaks of health epidemics (such as the COVID-19 pandemic) or severe weather conditions, and other extraordinary events, which could significantly disrupt our operations.

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

In addition, our business could be affected by public health epidemics and other public safety concerns, such as the COVID-19 pandemic, H1N1 flu, H7N9 flu, avian influenza, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus or other epidemics. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

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

We have granted options and restricted share units, and recorded RMB345.3 million, RMB122.7 million and RMB58.4 million (US$8.2 million) in 2021, 2022 and 2023, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was taking effect from January 1, 2008 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. As a result of the cessation of compulsory education academic subject tutoring services and other measures we have taken to comply with recent regulatory developments, we have implemented a staffing optimization plan and incurred severance costs in connection with employee layoffs. To the extent that we need to restructure our workforce and make staff optimization plans, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we conduct our business in mainland China primarily through Beijing Gaotu, the VIE, and its subsidiaries, based on a series of contractual arrangements by and among the WFOEs, the VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, the shareholders of the VIE effectively assigned all of their voting rights and economic interests underlying their equity interest in the VIE to us, which gives us the power to direct the activities that most significantly impact the VIE’s economic performance. We consolidate financial results of the VIE and its subsidiaries into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIE holds the licenses, approvals and key assets that are essential for our operations. However, investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributed 100% of our revenues in 2023.

In the opinion of our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, (i) the ownership structure of the VIE and the WFOEs in mainland China does not result in any violation of the laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among the WFOEs, the VIE and its shareholders are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and will not result in any violation of the laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC counsel that the interpretation and application of current and future laws and regulations of mainland China are subject to changes. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
imposing fines on us;
•
confiscating any of our income that they deem to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on our operations;
•
placing restrictions on our right to collect revenues; and
•
shutting down our servers or blocking our apps and websites.

If the government of mainland China deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless. Any of these events could cause significant disruption to our business operations and severely damage our reputation, subject us to severe penalties or cause us to be forced to relinquish our interests in those operations, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. This could result in a loss of investor confidence in the reliability of our financial conditions, which in turn could cause our ordinary shares and ADSs to decline in value or become worthless.

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

All the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with the legal procedures of mainland China. However, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under the laws of mainland China. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIE that these contractual arrangements assigned to us, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent PRC governmental authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by mainland China entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

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

Any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, the VIE and its subsidiaries to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIE by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash Flows through Our Organization.” Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Almost all of our operations are located in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

Although mainland China’s economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to stimulate economic growth and guide the allocation of resources. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulations over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

Uncertainties with respect to the legal system of mainland China could adversely affect us.

The legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules also involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the judicial and administrative authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the legal system of mainland China is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. In addition, mainland China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of mainland China. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Moreover, certain administrative and court proceedings in mainland China may result in substantial costs and diversion of resources and management attention.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has published new policies that significantly affected certain industries, including the online private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. It is uncertain how PRC government authorities will regulate overseas listings in the future, including whether we will be required to complete filings or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities promulgate new rules or interpretations that require us to obtain their approvals for our future overseas offerings, there is no guarantee that we will be able to obtain such approvals in a timely manner, or at all, and any such approvals that are obtained could potentially be rescinded. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or the relevant authorities; (c) the issuer changes its listing status or the listing board; and (d) the issuer terminates the listing voluntarily or compulsorily; and (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely, affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

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

We have started to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk since January 2021. However, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

In light of the flood of capital outflows of mainland China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing Gaotu, Beijing Lexuebang and Beijing GaoTuYunJi Education Technology Co., Ltd. enjoy a preferential enterprise income tax rate of 15% as they are recognized as high and new technology enterprises by PRC governmental authorities. The qualification as a high and new technology enterprise is subject to annual evaluation and a three-year review by the PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011 and could qualify the conditions of software enterprises specified in the Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission, or the NDRC, and the MIIT, is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Beijing Lexuebang obtained the Software Enterprise Certificate and was exempted from enterprise income tax from 2019 to 2020, and enjoyed a reduced tax rate of 12.5% from 2021 to 2023. Wuhan Yuexuebang has obtained the Software Enterprise certificate and has been exempted form exemption from enterprise income tax for 2020 and 2021. It has been subjected to a reduced tax rate of 12.5% from 2022 to 2023 and will continue to benefit from such reduced tax rate for 2024. Beijing Yuexuebang has obtained the Software Enterprise Certificate and has been exempted form exemption from enterprise income tax for 2023. It will continue to be exempt from enterprise income tax for 2024, and will benefit from a reduced tax rate of 12.5% from 2025 to 2027. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective in September 2011. These regulations specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other applicable rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries, the VIE and its subsidiaries. We may make loans to our mainland China subsidiaries, the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our mainland China subsidiaries. Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under the laws of mainland China, are subject to applicable foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly for payment beyond the business scope of such foreign invested enterprise or payment prohibited by laws and regulations; (ii) directly or indirectly for investment in securities unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope; and (iv) paying the expenses related to the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in mainland China, we are not likely to make such loans to the VIE, which is a domestic company incorporated in mainland China. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, there remains uncertainty about how SAFE and other government authorities as well as competent banks will carry out SAFE Circular 28 and Circular 330 in practice.

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

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires domestic residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such domestic residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such domestic citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

Pursuant to SAFE Circular 37, domestic residents of mainland China who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the domestic subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are domestic residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other applicable rules and regulations, domestic residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are domestic residents must retain a qualified domestic agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic agent or the overseas entrusted institution or other material changes. We and our domestic employees who have been granted share-based awards are subject to SAFE Circular 7 and other applicable rules and regulations. Failure of our domestic share-based award holders to complete their SAFE registrations may subject these domestic residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-domestic shareholders or the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to mainland China’s enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued a circular in April 2009, as last amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of domestic assets, including a transfer of equity interests in an unlisted non-domestic holding company of a mainland China resident enterprise, by non-resident enterprises may be re-characterized and treated as a direct transfer of the underlying domestic assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China’s enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, as amended. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Under the laws of mainland China, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the PRC market regulation administrative authorities. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will need to seek approval by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees may abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE or its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

Our ADSs are currently listed on the NYSE. The NYSE Listed Company Manual sets forth minimum requirements that a company must meet for continued listing on the NYSE. In order to maintain its listing on the NYSE, a company must, among other things, maintain an average closing price of at least US$1.00 per share over a consecutive 30 trading-day period. On November 16, 2022, we received a written notice from the NYSE notifying us that our ADS had fallen below the NYSE’s continued listing criterion of a minimum share price of US$1.00 per ADS over a 30 trading-day period. In accordance with the NYSE rules, we had a period of six months following the receipt of the notice to regain compliance with the minimum share price requirement. On January 3, 2023, the NYSE confirmed in a letter to us that the average closing price of our ADSs for the previous consecutive 30 trading-day period was above US$1.00 per ADS. Accordingly, we have regained compliance with the minimum share price requirement since January 3, 2023.

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

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 29, 2024, these Class B ordinary shares constitute 42.6% of our total issued and outstanding share capital and 88.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, Mr. Chen has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Mr. Chen may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Almost all of our current operations are conducted in mainland China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and (v) certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. We furnish press releases relating to our financial results and material events to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2023. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the 2023 taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders owning the ADSs or our ordinary shares.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe we were a PFIC for the 2023 taxable year. However, no assurance can be given that we will continue to be a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

If we or any of our subsidiaries is a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) held an ADS or an ordinary share, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holder of our ADSs and ordinary shares.

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

In August 2014, we established a wholly-owned subsidiary in Hong Kong, BaiJiaHuLian HK Holdings Limited. In January 2015, BaiJiaHuLian HK Holdings Limited established a wholly-owned subsidiary in mainland China, namely Beijing Lexuebang.

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

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our website http://ir.gaotu.cn. The information contained on our website is not a part of this annual report.

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

Our education excellence is backed by our high quality teachers and in-house curriculum development expertise. To create an effective and engaging learning environment under the large-class format, we adopt a dual-teacher system, staffing each class with a leading instructor and multiple well-trained supporting tutors serving smaller groups of students. We pride ourselves on our rigorous and systematic teacher selection and coaching process. As of December 31, 2023, we had 1,375 instructors, including 493 full-time instructors, 882 contract instructors, and 3,270 tutors, including 1,726 full-time tutors, 1,544 contract tutors.

We develop and tailor our proprietary curriculum specifically to our online live large-class format with the goal of driving students’ engagement and academic performance. We design our courses in ways to inspire students’ genuine interest and in-depth interactions, which in turn foster students’ holistic development and thus achieve better learning results.

We strive to apply the latest technology to improve the mode of teaching delivery, student learning experience and operational efficiency. Big data analytics permeates all dimensions of our business, including teaching staff training, course development and evaluation, and sales conversion process, which significantly improves our education quality and student engagement and optimizes our sales and marketing spending on prospective students. We leverage advancements in artificial intelligence technology and our proprietary operation & efficiency support system to improve the productivity and effectiveness of our instructors and tutors.

Our Business Model

We provide online live courses in a large-class setting backed by our proprietary technology infrastructure.

•
Live. Our online live course provides students with real-time access to the same group of experienced and high quality instructors, which ensures consistent teaching quality and improves learning efficiency.
•
Large-class. Our courses are offered in large-class format, which amplifies the benefits of online education and allows us to rapidly expand our student base. We have adopted a dual-teacher system whereby we staff each class with an instructor and multiple tutors to engage with each student and facilitate an interactive learning environment.
•
Proprietary technology infrastructure. With our focus on promoting technology-driven education, we have built a robust proprietary technology infrastructure that has enabled us to expand and replicate rapidly with consistent education quality.

Our Business Offerings

We target students of all age groups through our course offerings covering a wide spectrum of topics. In compliance with the regulation of mainland China pursuant to which after school tutoring services related to academic subjects to students from kindergarten through grade nine are prohibited, we ceased offering compulsory education academic subject tutoring services by the end of 2021. Currently, we mainly offer learning services and educational content & digitalized learning products, the learning services mainly include traditional learning services, non-academic tutoring services, and college student and adult education services. We are also exploring new opportunities to further enrich our business offerings as we continue to expand our student base. We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our instructors use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different levels and background.

Learning Services

Traditional Learning Services

Our traditional learning services focus on traditional online non-compulsory academic subject tutoring services. We provide a comprehensive set of course offerings that covers core academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, geography and political science for students to improve specific capabilities and achieve better grades in examinations.

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

College Student and Adult Education Services

Professional Courses. Our professional courses primarily consist of courses designed for college students and adults preparing for professional qualification exams, including teacher’s qualification, Chartered Financial Analyst designation, Certified Public Accountant designation and others. These courses are designed to equip students with the skills and knowledge-sets required in workplaces to elevate their career prospects. Our professional courses focus on test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our instructors regularly review the latest examinations to ensure the corresponding course materials are up to date.

Admission Courses. We offer admission courses for college students and adults. Our admission courses are designed to boost students’ ability to achieve high scores in admission tests and interviews, including the national post-graduate entrance examination, civil service examinations, and others. We also offer courses to help students to prepare for related admission interviews.

Foreign language Courses. We provide English courses to students who intend to learn or improve their English. English courses have been our primary foreign language courses, in the line with the fact that English is widely recognized as the international language of business and has become an important language for pursuing career development opportunities in mainland China. Our English courses are designed to teach and improve a specific area of the language, such as grammar, vocabulary, or spoken English.

Overseas Study Related Services. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and other related service. In addition to consulting services, we also offer courses to help students prepare and pass language exams that are required for study abroad, such as IELTS and TOEFL.

Educational Content & Digitalized Learning Products

Educational Content & Digitalized Learning Products are supplements to learning services, mainly include content products, such as books, and digitalized auxiliary learning tools.

Educational Content

We have an educational content development team who designs and develops substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our students. Besides, we have also published some reference books, which are independent of our courses, such as a Chinese dictionary, a dictionary of idioms, and past exam questions for the college entrance examination.

Digitalized Learning Products

We are actively engaged in developing, expanding and upgrading our education-centric digital products and solutions. We have launched several digital products and solutions customized for educational scenarios encompassing “teaching, learning, testing, practicing, and evaluation,” including interactive learning apps and other digital solutions for students.

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

We have summarized a set of efficient learning tips integrated into our dual-teacher system. We have designed a ten step learning methodology for pre-lesson, mid-lesson and post-lesson learning activities to ensure delivery of consistent teaching quality and enhance an effective learning experience and reinforce knowledge retention for students. This method typically includes:

Our ten step learning methodology provides a holistic learning solution that enhances effective learning experience throughout the entire duration of a student’s learning during the course.

We believe our dual-teacher system is critical to our success and have devoted significant resources to maintain high quality instruction and motivate instructors and tutors. This is reflected in our selective hiring process, strong emphasis on continued training, and competitive performance-based compensation based on rigorous on-going evaluation.

Our Instructors

We are committed to developing and maintaining a team of high quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2023, we had 1,375 instructors, including 493 full-time instructors and 882 contract instructors.

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

Evaluation and Compensation

We adopt a comprehensive set of key performance indicators and qualitative factors to evaluate instructor performance, including, among others, student retention, teaching capability, and dedication. Our instructors’ promotion is to a large extent based on these key performance indicators and qualitative factors. To incentivize our instructors, we offer competitive performance-based bonuses based on student and parent satisfaction.

Our Tutors

We have a team of passionate and well-qualified tutors that are essential to our business. We have developed methods for hiring, training and retaining qualified tutors, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy. Our tutors provide academic guidance and daily support to students throughout the entire duration of a course. As of December 31, 2023, we had 3,270 tutors, including 1,726 full-time tutors and 1,544 contract tutors.

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

Evaluation and Compensation

We use various key performance indicators to measure the performance of our tutors, which include, among others, student retention, exercise completion, and student satisfaction. Students may provide feedback on the quality of our tutors anytime. Our tutors’ compensation consists of base salary and performance-based bonuses determined by student retention and class and exercise completion.

Educational Content Development

Educational Content Development Team

In addition to our instructors, we also have a dedicated team of staff focused on education content development. As of December 31, 2023, we had a content development team of 471 professionals. Our educational content development team focuses on the following three areas:

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

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2023, we had a technology research and development team of 711 professionals.

Live Broadcasting Technology

Live broadcasting technology development has been our main focus since our inception. Currently, our proprietary live broadcasting technology makes it possible for as many as 1,000,000 students to join a live broadcasting class simultaneously, without compromising video quality. We also utilized AI technology to strengthen the video and audio quality of our live broadcasting. The average delay time is currently below 300 milliseconds for our PC terminal and mobile apps.

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

Artificial Intelligence

With access to a massive amount of data, we believe we are in a strong position to capitalize on the use of artificial intelligence and machine learning technologies. We have applied various artificial intelligence and machine learning technologies in multiple areas of our business operations, such as personalized course recommendation, automated question answering and automated exercise correcting backed by image and text recognition. We will continue to explore the application of the big data and artificial intelligence technologies in our business operations to improve teaching and learning efficiency. For example, we will introduce personalized exercise recommendations to students based on each student’s performance and provide automated exercise grading backed by voice recognition to allow our tutors to have more time for student interactions, and make higher student-to-tutor ratio possible without sacrificing student experience.

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

OES System

We have developed our operation & efficiency support system to provide integrated and automated services to employees during every major aspect of our business operations. Our operation & efficiency support system is our internal system used by our employees, ranging from instructors, tutors, sales personnel, content development personnel, operations team, and management. Our operation & efficiency support system empowers our employees with automated workflows, such as scheduling courses, analyzing student exercises, and tracking students’ attendance, course completion and retention.

Data Intelligence System

We have adopted a company-wide best-practice proprietary data intelligence system, which is closely integrated with our business operations. Data intelligence system analyzes data from both our operation & efficiency support system and our financial reporting system. With current business information readily available through this system, we are able to timely and better refine our resource allocation, respond to changes in customer behavior patterns, adjust operational details, and set budgetary targets.

Our Online Platform

Students may enroll in our courses, attend live courses, review course materials and submit completed exercises through our website, personal computer terminals and mobile apps. Our online courses are offered through our website and mobile applications in a live streaming format. Students may attend online courses, review course materials, complete pre-class quizzes, watch past online courses, and complete practice exercises and problem sets through these portals.

We have built a user-friendly interface for students accessing our online classes on our website and provide various interactive features to create an immersive learning experience. Students may raise questions to our instructors in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Instructors may utilize the interactive board to highlight specific text phrases or knowledge points to students. Students may utilize their functions in reviewing course materials and submitting exercises.

Course Fees

The course fees for our paid courses typically ranged from RMB99 to RMB22,800 per course in 2023. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.

Our course fees are generally collected in full upon enrollment. We accept payments through major third-party online payment channels in mainland China.

For our online courses, we allow students to withdraw from the enrolled courses at any time and receive refunds for the undelivered classes.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through content-driven strategies across various online and offline channels. At the same time, we also generate sales leads from word-of-mouth referrals by our students. We believe our high quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

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

Our lower priced promotional program provides a carefully designed curriculum featuring a series of trial courses throughout a three-to-six-day period. The trial courses follow a similar format and are delivered by the same high quality instructors as our standard courses. Our instructors devote a significant amount of time to preparing these course materials in advance. We staff each class with the same high quality tutors as in our standard courses to assist with students’ daily study. Our lower priced promotional program creates an immersive experience for prospective students to understand the effectiveness of our superior teaching quality and our dual-teacher system.

The tutors promote our standard courses to prospective students throughout the lower priced promotional program and continue to follow up with them after the lower priced promotional program. Our instructors also promote our paid courses when delivering courses in the lower priced promotional program. We believe their promotion, combined with prospective students’ immersive experience of our courses, have served as an effective way to convert sales leads into paid course enrollments.

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

Competition

The online professional education service market in mainland China is fragmented. We face competition in each topic of our course offerings from other online educational service providers, such as TAL Education Group and some private companies.

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

As of the date of this annual report, we have registered 406 domain names relating to our business, 165 software copyrights, 3 literature work copyrights, 18 art work copyright, 60 patents and 873 trademarks in mainland China.

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

The Law for Promoting Private Education

On December 28, 2002, the Standing Committee of the National People’s Congress promulgated the Law for Promoting Private Education, which was last amended on December 29, 2018 with such amendment effective on the same date. Under the amended Law for Promoting Private Education, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, and the private schools shall obtain a private school operating permit issued by government authorities and registered with registration authorities.

Amended Implementation Rules for the Law for Promoting Private Education

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Law for Promoting Private Education, which became effective on September 1, 2021. The amended implementation rules provide, among others, that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

Regulation Related to After-School Tutoring

On August 10, 2019, the Ministry of Education, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, which require filings with the competent provincial regulatory authorities for education for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios. These opinions also require, among others, that: (i) before such filing, the app’s provider must have obtained an ICP License or completed an ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) such apps whose main users are under the age of 18 must limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before such an app is introduced as a mandatory app to students, the app must be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) apps adopted by education authorities and schools as their uniformly used teaching or management tools may not charge the students or parents any fees, and may not offer any commercial advertisements or games. On November 11, 2019, the Ministry of Education issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements for such apps.

On September 19, 2019, the Ministry of Education, jointly with certain other government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provide, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

On November 27, 2020, the Ministry of Education and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors. The notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will review the filings.

On June 10, 2020, the General Office of the Ministry of Education and the General Office of the SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On December 29, 2006, the Standing Committee of the National People’s Congress promulgated the Law for Protection of Minors, which was amended on October 17, 2020 and became effective on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study, and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors. On October 16, 2023, the State Council promulgated the Regulation of Online Protection of Minors, which provides that, providers of online education network products and services targeting minors shall provide corresponding products and services based on minors' physical and mental development characteristics and cognitive abilities at different age stages, in accordance with laws, administrative regulations or provisions promulgated by the State Council.

On July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (ii) the provision of overseas education courses is strictly prohibited; (iii) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (iv) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (v) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (vi) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (vii) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of the Ministry of Education promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On August 2, 2021, the Guangdong Education Bureau issued the Circular on Reducing the Burden of After-School Tutoring on Students in Compulsory Education to implement the Alleviating Burden Opinion. This circular stipulates requirements on Academic AST Institutions, including but not limited to license requirements, tutoring service requirements, advertisement regulations and fee regulations.

On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing to implement the Alleviating Burden Opinion. These measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit; (ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval; the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities; non-Academic AST Institutions providers are prohibited from offering tutoring services on academic subjects; (iv) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; and (v) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

On August 25, 2021, the General Office of the Ministry of Education issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the education administrations the tutoring materials and the staff preparing such materials; and (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 7, 2021, the Ministry of Education published on its official website that the Ministry of Education, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of the Ministry of Education and the General Office of the Ministry of Human Resources and Social Security jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On March 3, 2022, the Ministry of Education jointly with other two authorities issued the Announcement on Regulating Non-Academic Subjects After-School Tutoring, which provides that, among others, (1) the non-academic subjects after-school tutoring institutions shall have corresponding qualifications, and the practitioners shall have corresponding certifications for professional capability; (2) tutoring fee information shall be made public; (3) non-academic subjects after-school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, and any unfair competition, monopoly or price fraud is prohibited; and (4) fees charged for non-academic subjects after-school tutoring shall be collected in such institutions’ special accounts, and fees shall not be collected or disguised collected in a lump sum for more than 60 classes or three months. In addition, tutoring for primary and middle schools students shall not allow any tutoring loans made to pay tutoring fees.

On May 27, 2022, the Ministry of Education published a notice on its website, which states that the Ministry of Education is regulating and continues to regulate the non-academic tutoring institutions, by means of examination of qualifications of institutions, regulation of fee charging and supervision of pre-paid fees. Such notice also states that as of May 15, 2022, about 88% of the non-academic tutoring institutions nationwide have implemented third-party custodians or risk reserve funds to manage the risk of pre-paid fee.

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

On November 30, 2022, the Ministry of Education and other governmental authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (1) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (2) non-academic tutoring institutions shall comply with requirements relating to premise, facilities, fire safety, environment protection and food safety; (3) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (4) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (5) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; (6) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than RMB5,000, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic after-school tutoring institution shall be rectified accordingly by the end of June 2023.

On March 14, 2023, the General Office of the Ministry of Education jointly with other four authorities issued the Administrative Measures for the Financial Management of After-School Tutoring Institutions, which provide that, among others, (1) tutoring pre-paid fees (including collected in cash) shall be deposited into such institution’s special accounts and shall be separated from its own funds. Tutoring fees shall not be collected in such institution’s other accounts or any third party’s accounts; (2) after-school tutoring institutions shall not accept any tutoring fees paid by means of tutoring loans; (3) after-school tutoring institutions shall use the contract template jointly stipulated by General Office of the Ministry of Education and the SAMR for the after-school tutoring service, and clearly specify the tutoring fees, refund arrangement and dispute resolutions. After-school tutoring institutions shall offer refunds for any remaining classes in a course to students who withdraw from the course in a timely manner.

On August 23, 2023, the Ministry of Education issued Interim Measures for Administrative Penalties on Off-campus Tutoring, which became effective on October 15, 2023. These interim measures set out the general requirements for administrative penalties for illegal off-campus tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. In particular, these interim measures provide that the following circumstances shall constitute illegal off-campus tutoring, and relevant natural person, legal person or other organization conducting such illegal off-campus tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) any natural person, legal person or other organization carries out after-school tutoring without requisite private school operating permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) any natural person, legal person or other organization carries out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without a private school operating permit; (iii) any after-school tutoring institution carries out after-school tutoring beyond the scope of its private school operating permit; (iv) any after-school tutoring institution carries out after-school tutoring in violation of applicable laws and regulations; (v) any after-school tutoring institution has the problem of disorganized management; and (vi) any after-school tutoring institution organizes or participates in the organization of social competitions without approval for preschool children over three years of age, and primary and secondary school students.

On February 8, 2024, the Ministry of Education issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments), which provide that, among other things, (i) off-campus tutoring institutions shall be administered by the classification of academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit while the academic off-campus tutoring institutions for students in compulsory education shall complete registration as non-profit; (ii) online off-campus tutoring institutions shall be subject to review and approval by provincial education administration authorities. For non-academic off-campus tutoring institutions, prior to the application to education administration authorities, they are required to obtain approval from corresponding competent authorities depending on the tutoring categories. Where multiple competent authorities are involved, the application shall be submitted respectively; and (iii) the income of off-campus tutoring institutions collected from financing and tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, these draft administrative regulations no longer emphasize administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion. As of the date of this annual report, these draft administrative regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. However, as many of these regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. The Regulations on Telecommunications divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Regulations on Telecommunications, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License from the MIIT or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which were amended on July 3, 2017 and came into effect on September 1, 2017. These measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Amended Classified Catalog of Telecommunications Services (2015 Version), which took effect on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of value-added telecommunications services and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000, and last amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to these administrative measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-added Telecommunications Business Operating License for Internet Information Services, namely the ICP License, from the government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the CAC on June 28, 2016 and last amended on June 14, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. The application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services because the user does not agree to provide non-essential personal information.

On July 21, 2023, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Applications. According to the circular, all apps shall complete filings with the provincial communications administration of the place where the operator is located. For all apps that began to operate before July 21, 2023, the filing shall be completed by March 2024, and for all apps that began to operate after July 21, 2023, the filing shall be completed before the apps’ operation. Upon receipt of the filing materials submitted by any app operator, the provincial communications administration shall process the filing within 20 working days by issuing a filing number and disclosing the filing information to the public, provided that the materials are complete and accurate; otherwise, the filing shall not be processed. If the app information is changed or deregistered, the app operator shall report for such change or withdrawal with the original filing authority.

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the laws and regulations, Beijing Gaotu, the VIE, and one of its subsidiaries, Shanghai GaoTuYunJi Education Technology Co., Ltd. each currently holds a Value-added Telecommunications Business Operating License.

Regulation Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” mean natural person, enterprise, or other organization of a foreign country; “foreign-invested enterprises” mean any enterprise established under the laws of mainland China that is wholly or partially invested by foreign investors; “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign invested enterprises in mainland China either individually or jointly with other investors, (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises, (iii) investing in new projects in mainland China either individually or jointly with other investors, and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that mainland China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign invested enterprises are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, the existing foreign invested enterprises established prior to the effectiveness date of the pursuant to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and other applicable laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the foreign invested enterprise and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issued an Interpretation of the Application of Foreign Investment Law, which further provides details with respects to the validity of foreign investment contracts.

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

Regulation Related to Foreign Investment Restrictions

Investment activities in mainland China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Negative List, which was promulgated by the Ministry of Commerce and the NDRC in December 2021 and came into effect in January 2022. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the Negative List, a domestic enterprise engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the competent authorities for overseas listing and trading of shares, and any overseas investor in the enterprise shall not participate in the operation and management of the enterprise, and the equity ratio of overseas investors in the enterprise shall be governed mutatis mutandis by the regulations on the management of domestic securities investments made by overseas investors.

Pursuant to the Regulations on Administration of Foreign-Invested Telecommunications Enterprises, which took effect on January 1, 2002 and were last amended on March 29, 2022 with effect from May 1, 2022, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; and (iii) all value-added telecommunications services providers should improve network and information security, enact information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in mainland China. However, there remains uncertainty with respect to the interpretation and application of existing or future laws and regulations of mainland China on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless.”

Regulation Related to Online Transmission of Audio-Visual Programs

The SAPPRFT (currently known as National Radio and Television Administration) and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which were last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

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

On March 10, 2017, SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, which revised the previous version issued on March 17, 2010. According to the tentative categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the License for Online Transmission of Audio-Visual Programs. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain a License for Online Transmission of Audio-Visual Programs or to complete the required registration. However, we may not be able to obtain the License for Online Transmission of Audio-Visual Programs as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, effective from December 1, 2016. Under these provisions, “internet live streaming service” is defined as the activities of continuously releasing real-time information to the public on internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined thereunder as an operator of the platform providing internet live streaming platform services. These provisions also provide that internet live streaming service providers shall examine and verify the identity information of internet live-streaming issuers and file the identity information of the issuers with local counterparts of the CAC.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism and several other government agencies on August 1, 2018, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

After consulting with the local counterparts of the CAC, we were informed that currently institutions offering education services via online-streaming like us are not required to complete the above-mentioned filings in practice.

The CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, the Ministry of Culture, the Ministry of Commerce, the SAMR and the National Radio and Television Administration jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System and complete the ICP filing procedure.

Regulation Related to Production and Distribution of Radio and Television Programs

On 19 July 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which became effective on August 20, 2004 and were last amended on October 29, 2020. These administrative measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these administrative measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

We currently hold a Permit for Production and Operation of Radio and TV Programs, which remains valid until November 16, 2025.

Regulation Related to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under these administrative provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there has been no explicit interpretation from the governmental authorities nor is there a prevailing enforcement practice that deems the provision of our educational content to our students through our online platform as “online publishing,” which would require an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security, and Personal Information Protection

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; and (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the draft amendment to the PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which were promulgated by the Ministry of Public Security on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which became effective in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that process personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as personal identity, location, mobile numbers and viewing histories, may be deemed to be sensitive personal information under the Personal Information Protection Law. The Personal Information Protection Law also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with these draft regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. These draft regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, these draft regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, these draft regulations have not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, these administrative provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which became effective the same day. According to these provisions, when a data processor transfers personal information (excluding important data) abroad, it may be exempted from applying for a cross-border transfer security assessment, concluding a standard contract for personal information to be provided abroad, or passing a security certification for protection of personal information, if it satisfies any of the following conditions: (i) where it is necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as contract for cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling, examination services; (ii) where it is necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations and collective contracts formulated in accordance with the law; (iii) where it is necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; or (iv) where a data processor, other than a critical information infrastructure operator, provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year.

As we provide information and services through our mobile apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulation Related to Publication Distribution

Under the Administrative Provisions on the Publications Market, which were jointly promulgated by the SAPPRFT and the Ministry of Commerce on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Publication Operation License from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, under the administrative provisions. Without the requisite license, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We currently hold various Publication Operation Licenses through the VIE and its subsidiaries.

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress and last amended on October 26, 2018, provides that, among other things, (i) to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and (ii) when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the applicable provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies, which were promulgated by the State Council and amended on November 29, 2020, and the implementation rules of Regulations on Travel Agencies provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and their implementation rules, any tourism agent that engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions or municipalities.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of mainland China are applied to PRC Advertising Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; or (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAMR and effective on September 1, 2016, set forth certain compliance requirements for online advertising businesses. Advertising operators and distributors of internet advertisement must examine, verify and record identity information for advertisers, such as name, address and contact information, and maintain a verification record that is updated on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing them. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. These measures also prohibit the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data. Furthermore, advertisement contents related to price are subject to Price Law of the PRC, which provides, among others, that acts such as enticing consumers or other business operators to trade with them by means of false or misleading price are strictly prohibited and such acts may subject the actors to regulatory measures including rectifications, fines, and in the worst case scenario, termination of business or revocation of business license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

On February 25, 2023, the SAMR issued Administrative Measures for Internet Advertising, which became effective on May 1, 2023. According to these administrative measures, commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, internet apps, or other internet media within the territory of mainland China is subject to the Advertising Law and these administrative measures. These administrative measures further set out requirements for internet advertising activities, including among others, (a) with regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (b) where an internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (c) where an internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives; (d) an internet platform operator shall, in the process of providing internet information services, take measures to prevent and stop illegal advertisements; (e) without the consent or request of users, or with explicit refusal by users, it is not allowed to send internet advertisements to their vehicles, navigation equipment, intelligent home appliances, etc.; and (f) where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider shall bear the responsibilities and obligations of the advertiser in accordance with the laws.

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.

The Computer Software Protection Regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

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

Trademark

Trademarks are protected by the PRC Trademark Law as well as its implementation rules. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our trademarks.

Domain Name

According to the Administrative Measures on Internet Domain Names, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of mainland China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names..

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government mandates that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises in mainland China are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the authorities.

Social Insurance

The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in mainland China shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC becomes solely responsible for collecting social insurance premiums.

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

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the PRC Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside mainland China, unless prior approval of SAFE or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies. After this notice became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16. Pursuant to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. SAFE Circular 16 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws of mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, there remains uncertainty about how SAFE and other government authorities as well as competent banks will carry out SAFE Circular 28 and Circular 330 in practice.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year and (ii) the accumulated amount of foreign debts with a term longer than one year of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or Circular 9, which sets forth an upper limit for mainland China entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets × cross-border financing leverage ratio × macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. Circular 9 provided for a one-year transitional period from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either the method of calculation described in the preceding paragraph or the method of calculation described in this one. After the transition period, the maximum amount applicable to foreign-invested enterprises is to be determined by the People’s Bank of China and SAFE separately. However, although the one-year transitional period ended on January 10, 2018, as of the date of this annual report, neither the People’s Bank of China nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the limit based on net assets described in this paragraph in calculating the maximum amount of foreign debt they may hold from the date of promulgation of Circular 9. In addition, according to Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

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

Regulation on Foreign Exchange Registration of Overseas Investment by Domestic Residents

SAFE issued SAFE Circular 37 in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by domestic residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under SAFE Circular 37, a special purpose vehicle refers to an offshore entity established or controlled, directly or indirectly, by domestic residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by domestic residents through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into a special purpose vehicle, domestic residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015. This notice has amended SAFE Circular 37 requiring domestic residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Domestic residents who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the domestic residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant domestic residents or entities to penalties under the foreign exchange administration regulations of mainland China.

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

Regulation Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas in February 2012. Under this circular and other applicable rules and regulations, domestic residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are domestic residents must retain a qualified domestic agent, which could be a mainland China subsidiary of the overseas publicly listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic agent or other material changes. The domestic agent must, on behalf of the domestic residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the domestic residents’ exercise of the employee share options. The foreign exchange proceeds received by the domestic residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the domestic agents before distribution to such domestic residents.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was last amended on December 29, 2018. On December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was amended on April 23, 2019. The Enterprise Income Tax Law imposes a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

According to the Circular on Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011, the Circular on Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012, and the Circular on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry jointly promulgated by the Ministry of Finance, the State Taxation Administration, the NDRC and the MIIT in November 2020, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which repealed the original preferential tax treatment applicable to certain “key software enterprise.” Such circular provides that the enterprise income tax of certain “key software enterprise” would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.

Under the PRC Enterprise Income Tax Law and its implementing rules, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement.

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

On February 3, 2015, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or Bulletin 7. Pursuant to the Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in domestic resident enterprises without any justifiable business purposes and aims to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in domestic resident enterprise. To assess whether an indirect transfer of taxable properties in mainland China has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the pilot plan and applicable notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. A general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (currently known as the SAMR), the CSRC and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require that (i) mainland China entities or individuals obtain the approval of the Ministry of Commerce before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a mainland China company through a share swap for newly issued shares of the special purpose vehicle, and list their equity interests in the mainland China company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains the approval of the Ministry of Commerce before it acquires the equity interests held by the mainland China entities or mainland China individual in the mainland China company through a share swap; and (iii) the special purpose vehicle obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Security Review Regulations to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under these regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On March 10, 2023, the SAMR promulgated the Provisions on the Review of Concentrations of Undertakings, the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective from April 15, 2023, to further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc.

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

As a supplement to the Trial Measures, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration have jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies on February 24, 2023, which came into effect on March 31, 2023. These provisions require that any domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials containing state secrets or working secrets of governmental agencies to any individuals or entities including securities companies, securities service providers and overseas regulators, shall first obtain approval from competent governmental authorities in mainland China, and shall file with the secrecy administrative department at the same level.

Regulation Related to Anti Long-Arm Jurisdiction

The Ministry of Commerce issued Provisions on the List of Unreliable Entities on September 19, 2020. Pursuant to these provisions, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to mainland China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of mainland China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of mainland China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in mainland China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.

On January 9, 2021, the Ministry of Commerce promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures. Pursuant to these rules, where a citizen, legal person or other organization of mainland China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism takes the following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of mainland China; and (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, the Ministry of Commerce may issue an injunction that the foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in mainland China may apply for exemption from compliance with an injunction.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
(“BaiJiaHuLian HK”)
Offshore
Onshore
Wuhan Yuexuebang Network Technology Co., Ltd
(“Wuhan Yuexuebang”)
Beijing Lexuebang Network Technology Co., Ltd
(“Beijing Lexuebang”)
Beijing Yuexuebang Network Technology Co., Ltd.
(“Beijing Yuexuebang”)
Chengdu Yuexuebang Network Technology Co., Ltd.
(“Chengdu Yuexuebang”)
Gaotu Education Technology Group Co., Ltd
(“Beijing Gaotu”) (1)
Shanghai Chuxuebang Network Technology Co., Ltd
(“Shanghai Chuxuebang ”)
Beijing GaoTuYunFan Technology Co., Ltd
Zhengzhou GaoTuYunJi Education Technology Co., Ltd
Guangzhou XingHuo Online Computer Technology Co., Ltd
Beijing GaoTuYunJi Education Technology Co., Ltd
Wuhan GaoTuYinJi Education Technology Co., Ltd.
Guangzhou GaoTu Technology Co., Ltd

Note:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Contractual Arrangements with the VIE and Its Shareholders

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are exempted company with limited liability incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we primarily conduct our business in mainland China through Beijing Gaotu, the VIE in mainland China which we refer to as the VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, the VIE and its shareholders. On January 26, 2021, the WFOEs entered into a supplementary agreement with the VIE and the shareholders of the VIE. Pursuant to the supplementary agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the original agreements, enjoyed the same rights of Beijing Lexuebang under the original agreements and jointly assume the obligations of Beijing Lexuebang thereunder.

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

We have registered the equity interest pledge under the equity interest pledge agreement in relation to the VIE with the relevant office of the SAMR in accordance with the PRC Civil Code.

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

However, our PRC counsel has also advised us that the interpretation and application of current and future laws and regulations of mainland China are subject to changes. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, our securities may decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

D. Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 21,298 square meters to support our content development activities and daily operations, with lease term ranging from one to seven years. In addition, we lease approximately 43,464 square meters, to support our daily operations, with lease terms ranging from one to six years in 11 other provinces and municipalities throughout mainland China. We lease all of the facilities that we currently occupy from independent third parties.

We also own several plots of commercial real estate in the Economic Development Area of Zhengzhou, China, which we use for business operations. The commercial real estate includes three office buildings, which have a combined gross floor area of 63,594 square meters. We believe that the facilities that we currently lease and the commercial real estate that we purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving mainland China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in mainland China, which has allowed many households in mainland China to spend more on education. We have also benefited from the increasing internet penetration in mainland China. At the same time, however, our results are subject to changes in the regulatory regime governing mainland China’s education industry, particularly uncertainties relating to online education services. In particular, on July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. Among other things, the Alleviating Burden Opinion provides that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; and (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education” for more details. As a result, we ceased offering compulsory education academic subject tutoring services by the end of 2021, and took other measures to maintain our continued operations. Currently, our focus is on offering and developing traditional learning services, non-academic tutoring services, and college student and adult education services, as well as educational content and digitalized learning products. We are also exploring new opportunities to further enrich our business offerings as we continue to expand our student base. In addition, our new businesses may be adversely affected by fierce competition and uncertainties of the industry with respect to the development of regulatory requirements.

Our business, financial condition, results of operations and prospect have been materially and adversely affected in 2022, 2023 and subsequent periods by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and related regulations, rules and policies, as well as our new business directives in the non-compulsory education business vertical. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

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

Our ability to execute new business strategies and attract students to enroll in our paid courses

Our net revenues primarily consist of course fees from our students. Our net revenues are primarily driven by increases and decreases in our paid course enrollments. However, in compliance with the regulation of mainland China pursuant to which tutoring services related to academic subject to students from kindergarten through grade nine are prohibited, we ceased offering compulsory education academic subject tutoring services by the end of 2021. We are exploring alternative strategic opportunities that can effectively leverage the resources and knowhow accumulated through our past compulsory education academic subject tutoring services. We have continued to operate our business outside of the compulsory education academic subject tutoring services. Currently, our focus is on offering and developing traditional learning services, non-academic tutoring services, and college student and adult education services, as well as educational content and digitalized learning products. If we fail to successfully execute our new business strategies and attract students to enroll in our courses, our financial condition and results of operations may be materially adversely affected.

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

Our ability to maintain our course fees

Our net revenues are also affected by the level of tuition fees we charge and average gross billing per paid course enrollment for our courses. Growth in the level of tuition fees we charge and average gross billing per paid course enrollment is dependent on our increased ability to charge premium fees for our course offerings. Our ability to charge premium pricing is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. In addition, our course fee may be subject to evolving regulations, which may set a price limit on our course fees. Moreover, as we shifted our focus continue to explore new business opportunities in non-academic tutoring services, education for college students and adults, educational content and digitalized learning products, our new courses and product and service offerings may not have higher or even the same margins as we had in the past. We cannot assure you that we would be able to maintain our course fee level, and our course fees could continue to decline in the future due to these factors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain our course fee level” for more details.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Net Revenues

In 2021, 2022 and 2023, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

As a result of the business restructuring we performed to comply with government regulations, we changed our disaggregation of revenue to better disclose the performance of our businesses. Total amount of online K-12 academic subject tutoring services amounted to RMB6,000.6 million in 2021, and comprehensive tutoring services amounted to RMB560.2 million in 2021. These services, previously included in comprehensive tutoring services and others, were reclassified to learning services. Other revenue amounted to RMB0.9 million in 2021, previously included in comprehensive tutoring services and others, were reclassified to other revenue.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Learning services	6,560,835	100.0	2,436,110	97.5	2,872,901	404,640	97.0
Educational content & digitalized learning products	—	—	26,791	1.1	55,980	7,885	1.9
Other revenue	912	0.0	35,313	1.4	31,932	4,497	1.1
Total	6,561,747	100.0	2,498,214	100.0	2,960,813	417,022	100.0

Our learning services in 2021, 2022 and 2023 primarily consisted of tutoring fees from traditional learning services, non-academic tutoring services, college student and adult education services. For 2021, it also includes tutoring fees from compulsory education academic subject tutoring services, which we terminated by the end of 2021 as a result of the Alleviating Burden Opinion and related regulations, rules and policies. Our educational content & digitalized learning products primarily consisted of the amount of sales in books and digitalized auxiliary learning tools. Our other revenue was primarily derived from the rent we charged to third parties.

In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. Currently, we focus on offering traditional learning services, non-academic tutoring services, college student and adult education services, as well as educational content and digitalized learning products. The cessation of our compulsory education academic subject tutoring services has materially and adversely affected our financial condition and results of operations in 2021, 2022 and 2023, and we expect it will continue to have an adverse effect on our financial condition and results of operations in 2024 and subsequent periods.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB2,397.6 million, RMB701.1 million and RMB790.2 million (US$111.3 million) in 2021, 2022 and 2023, respectively. Our cost of revenues also includes costs for teaching materials, transaction fee paid to third-party online payment channels, rental expenses for our office space, and server and bandwidth costs.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB5,129.3 million, RMB1,179.8 million and RMB1,501.2 million (US$211.4 million) in 2021, 2022 and 2023, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense.

Research and development expenses. We recorded research and development expenses of RMB1,252.9 million, RMB445.1 million and RMB462.0 million (US$65.1 million) in 2021, 2022 and 2023, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, server and bandwidth expenses and others.

General and administrative expenses. We recorded general and administrative expenses of RMB720.3 million, RMB290.3 million and RMB356.4 million (US$50.2 million) in 2021, 2022 and 2023, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel.

Taxation

We had income tax expenses of RMB40.9 million in 2021, income tax benefits of RMB15.7 million in 2022 and income tax expenses of RMB10.7 million (US$1.5 million) in 2023. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in Cayman Islands, Hong Kong and mainland China.

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 and 2023.

Mainland China

Generally, our mainland China onshore subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under the tax laws and accounting standards of mainland China.

Beijing Gaotu, the VIE, was qualified as a high and new technology enterprise in August 2017, which reduced its enterprise income tax rate to 15%. Its qualification was renewed in November 2023 and it can continue to enjoy the 15% preferential tax rate until 2025.

Beijing GaoTuYunJi Education Technology Co., Ltd. was qualified as a high and new technology enterprises from 2019 through 2021 and accordingly was entitled to a 15% preferential tax rate during the period. Its qualification was renewed in December 2022 and it can continue to enjoy the 15% preferential tax rate until 2024.

Beijing Lexuebang was qualified as a high and new technology enterprise during the year ended December 31, 2019. Its qualification was renewed in December 2022 and it can continue to enjoy the 15% preferential tax rate until 2024. Furthermore, Beijing Lexuebang obtained a Software Enterprise Certificate and was exempted from enterprise income tax from 2019 to 2020, and it enjoyed a reduced tax rate of 12.5% from 2021 to 2023.

Wuhan Yuexuebang has obtained a Software Enterprise Certificate and was exempted form exemption from enterprise income tax for 2020 and 2021. It was subjected to a reduced tax rate of 12.5% from 2022 to 2023 and will continue to benefit from this reduced tax rate for 2024.

Beijing Yuexuebang has obtained a Software Enterprise Certificate and was exempted form exemption from enterprise income tax for 2023. It will continue to be exempt from enterprise income tax for 2024, and will benefit from a reduced tax rate of 12.5% from 2025 to 2027.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	6,561,747	100.0	2,498,214	100.0	2,960,813	417,022	100.0
Cost of revenues(1)	(2,397,604)	(36.5)	(701,050)	(28.1)	(790,207)	(111,298)	(26.7)
Gross profit	4,164,143	63.5	1,797,164	71.9	2,170,606	305,724	73.3
Operating expenses
Selling expenses(1)	(5,129,267)	(78.2)	(1,179,760)	(47.2)	(1,501,200)	(211,440)	(50.7)
Research and development expenses(1)	(1,252,877)	(19.1)	(445,117)	(17.8)	(462,043)	(65,077)	(15.6)
General and administrative expenses(1)	(720,253)	(11.0)	(290,339)	(11.7)	(356,369)	(50,194)	(12.0)
Impairment loss on long-lived assets	(52,544)	(0.8)	—	—	—	—	—
Impairment loss on goodwill	(43,300)	(0.7)	—	—	—	—	—
Disposal loss on assets	(146,245)	(2.2)	—	—	—	—	—
Total operating expenses	(7,344,486)	(112.0)	(1,915,216)	(76.7)	(2,319,612)	(326,711)	(78.3)
Loss from operations	(3,180,343)	(48.5)	(118,052)	(4.8)	(149,006)	(20,987)	(5.0)
Interest income	31,460	0.5	21,370	0.9	75,829	10,680	2.6
Realized gains from investments	65,763	1.0	42,264	1.7	31,230	4,399	1.1
Other income, net(2)	20,906	0.4	51,885	2.1	54,471	7,672	1.8
(Loss)/income before provision for income tax and share of results of equity investees	(3,062,214)	(46.6)	(2,533)	(0.1)	12,524	1,764	0.5
Income tax (expenses)/benefits	(40,949)	(0.6)	15,705	0.6	(10,657)	(1,501)	(0.4)
Share of results of equity investees	(302)	—	—	—	(9,165)	(1,291)	(0.3)
Net (loss)/income	(3,103,465)	(47.2)	13,172	0.5	(7,298)	(1,028)	(0.2)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	118,145	42,490	12,959	1,825
Selling expenses	44,402	6,659	8,603	1,212
Research and development expenses	130,620	39,172	17,012	2,396
General and administrative expenses	52,092	34,333	19,779	2,786
Total	345,259	122,654	58,353	8,219

(2)
The amount of other expenses for 2021, 2022 and 2023 have been combined with other income.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our net revenues increased by 18.5% from RMB2,498.2 million in 2022 to RMB2,960.8 million (US$417.0 million) in 2023. This increase was primarily due to the 31.7% increase in gross billings from RMB2,534.2 million in 2022 to RMB3,338.8 million (US$470.3 million) in 2023.

Net revenues from learning services increased by 17.9% from RMB2,436.1 million in 2022 to RMB2,872.9 million (US$404.6 million) in 2023. This increase was primarily due to the growth of gross billings in traditional learning services and non-academic tutoring services in 2023 as a result of our sufficient and effective response to the strong market demand.

Net revenues from educational content & digitalized learning products increased by 109.0% from RMB26.8 million in 2022 to RMB56.0 million (US$7.9 million) in 2023. This increase was primarily attributable to the increased sales amount in books businesses.

Net revenues from other revenue decreased by 9.6% from RMB35.3 million in 2022 to RMB31.9 million (US$4.5 million) in 2023, primarily attributable to the decreased rent we charged to third parties.

Cost of revenues

Our cost of revenues increased by 12.7% from RMB701.1 million in 2022 to RMB790.2 million (US$111.3 million) in 2023. This increase was primarily due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost.

Gross profit

As a result of the foregoing, our gross profit increased by 20.8% from RMB1,797.2 million in 2022 to RMB2,170.6 million (US$305.7 million) in 2023. Our gross margin increased from 71.9% in 2022 to 73.3% in 2023.

Operating expenses

Our total operating expenses increased by 21.1% from RMB1,915.2 million in 2022 to RMB2,319.6 million (US$326.7 million) in 2023.

Selling expenses. Our selling expenses increased by 27.2% from RMB1,179.8 million in 2022 to RMB1,501.2 million (US$211.4 million) in 2023. The increase was mainly due to the growth of labor expenses of learning advisers and marketing personnel, as well as a higher expenditure on marketing and branding activities.

Research and development expenses. Our research and development expenses increased by 3.8% from RMB445.1 million in 2022 to RMB462.0 million (US$65.1 million) in 2023, primarily due to the growth of labor expenses of content and technology development personnel.

General and administrative expenses. Our general and administrative expenses increased by 22.7% from RMB290.3 million in 2022 to RMB356.4 million (US$50.2 million) in 2023. This increase was primarily due to the growth of labor expenses as a result of an increase in the number of general management and support personnel.

Loss from operations

We had loss from operations of RMB118.1 million in 2022 and loss from operations of RMB149.0 million (US$21.0 million) in 2023.

Interest income & realized gains from investments

Our interest income and realized gains from investments increased by 68.2% from RMB63.6 million in 2022 to RMB107.1 million (US$15.1 million) in 2023, primarily due to an increase in cash and cash equivalents, restricted cash, short-term investments and long-term investments at the end of 2023 compared to the beginning of 2023, which resulted in an increase in the size of funds available for our financial investments in 2023.

Other income

Other income increased by 5.0% from RMB51.9 million in 2022 to RMB54.5 million (US$7.7 million) in 2023. The increase was primarily due to an increase of super deduction in VAT input amount of RMB4.6 million recorded in other income, which is similar to a government subsidy in nature. According to the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, we are allowed to deduct an additional 5% or 10% of the deductible VAT input amount for the year ended December 31, 2023.

Income tax benefits/(expenses)

We had income tax benefits of RMB15.7 million in 2022 and income tax expenses of RMB10.7 million (US$1.5 million) in 2023.

Net (loss)/income

As a result of the foregoing, we had a net income of RMB13.2 million in 2022 and a net loss of RMB7.3 million (US$1.0 million) in 2023.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our net revenues decreased by 61.9% from RMB6,561.7 million in 2021 to RMB2,498.2 million in 2022. This decrease was primarily due to the Business Restructuring, which resulted in a decline in enrollments.

Net revenues from learning services decreased by 62.9% from RMB6,560.8 million in 2021 to RMB2,436.1 million in 2022. This decrease was primarily due to the organizational adjustments and business restructuring we performed to comply with government regulations, including the cessation of compulsory education academic subject tutoring services to students.

Net revenues from educational content & digitalized learning products increased from nil in 2021 to RMB26.8 million in 2022. This increase was primarily attributable to the changes we made to our existing business to pursue new business strategy. The increased demand in educational content and digitalized learning products will help to enhance our users’ learning experience and efficiency.

Net revenues from other revenue increased from RMB0.9 million in 2021 to RMB35.3 million in 2022, which was primarily attributable to the increased rent we charged to third parties.

Cost of revenues

Our cost of revenues decreased by 70.8% from RMB2,397.6 million in 2021 to RMB701.1 million in 2022. This decrease was primarily due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related cost, as well as rental expenses.

Gross profit

As a result of the foregoing, our gross profit decreased by 56.8% from RMB4,164.1 million in 2021 to RMB1,797.2 million in 2022. Our gross margin increased from 63.5% in 2021 to 71.9% in 2022.

Operating expenses

Our total operating expenses decreased by 73.9% from RMB7,344.5 million in 2021 to RMB1,915.2 million in 2022.

Selling expenses. Our selling expenses decreased by 77.0% from RMB5,129.3 million in 2021 to RMB1,179.8 million in 2022. The decrease was mainly due to a large decline of the expenditure on branding and marketing activities on academic subject tutoring services as a result of the changes of regulatory environment.

Research and development expenses. Our research and development expenses decreased by 64.5% from RMB1,252.9 million in 2021 to RMB445.1 million in 2022, primarily due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related expenses, rental expenses, as well as server and bandwidth cost.

General and administrative expenses. Our general and administrative expenses decreased by 59.7% from RMB720.3 million in 2021 to RMB290.3 million in 2022. This decrease was primarily due to reduction of employees as a result of the Business Restructuring, which resulted in decreases in staff-related expenses and rental expenses.

Impairment loss and disposal loss. Our impairment loss on long-lived assets, impairment loss on goodwill, and disposal loss related to business restructuring were all nil in 2022, compared with RMB52.5 million, RMB43.3 million and RMB146.2 million in 2021.

Loss from operations

We had loss from operations of RMB3,180.3 million in 2021 and loss from operations of RMB118.1 million in 2022.

Interest income & realized gains from investments

Our interest income and realized gains from investments decreased by 34.5% from RMB97.2 million in 2021 to RMB63.6 million in 2022, primarily due to a 55.3% decline in cash and cash equivalents, restricted cash, short-term investments and long-term investments at the beginning of 2022 compared to the beginning of 2021 as a result of the changing regulatory environment, which resulted in a reduction in the size of funds available for our financial investments in 2022.

Other income

Other income increased by 148.2% from 20.9 million in 2021 to RMB51.9 million in 2022. The increase was primarily due to an increase of super deduction in VAT input amount of RMB21.2 million recorded in other income, which is similar to government subsidy in nature. According to the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, we are allowed to deduct additional 15% of the deductible VAT input amount for the years ended December 31, 2021 and 2022.

Income tax benefits/(expenses)

We incurred income tax expenses of RMB40.9 million in 2021 and had income tax benefits of RMB15.7 million in 2022.

Net (loss)/income

As a result of the foregoing, we had a net loss of RMB3,103.5 million in 2021 and a net income of RMB13.2 million in 2022.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

Historically, we offered a comprehensive set of online courses, which primarily included compulsory education academic after-school tutoring courses covering major subjects at all grades. However, the regulatory developments relating to after-school tutoring services, including the Alleviating Burden Opinion and its implementation measures, prohibit, among other things, academic AST providers from offering classes over contents outside of or in advance of the school curriculum. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with the regulatory developments have materially and adversely affected and will continue to have a material adverse impact on our revenues in 2022, 2023 and subsequent periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —The cessation of the compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(4,185,807)	54,545	353,697	49,817
Net cash generated from/(used in) investing activities	4,812,502	(158,385)	(423,978)	(59,716)
Net cash used in from financing activities	(100,614)	—	(90,480)	(12,744)
Effect of exchange rate changes	15,818	26,650	10,781	1,519
Net increase/(decrease) in cash, cash equivalents and restricted cash	541,899	(77,190)	149,980	(21,124)
Cash, cash equivalents and restricted cash at the beginning of the year	355,224	897,123	819,933	115,485
Cash, cash equivalents and restricted cash at the end of the year	897,123	819,933	669,953	94,361

Our principal source of liquidity has been cash generated from operating activities. As of December 31, 2023, we had RMB636.1 million (US$89.6 million) and RMB2,253.9 million (US$317.5 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash.

As of December 31, 2023, we had RMB2,253.9 million (US$317.5 million) and RMB1,029.6 million (US$145.0 million) in short-term investments and long-term debt investments, respectively. Our short-term and long-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

As of December 31, 2023, our prepaid expenses and other current assets were RMB638.2 million (US$89.9 million). Our prepaid expenses and other current assets mainly consist of amounts due from a third party, receivables from third parties, prepaid VAT and income tax, prepaid other service fees, and receivables from third-party payment platforms.

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

As of December 31, 2023, 83.4% of our cash and cash equivalents were held in mainland China and 16.6% in Hong Kong, and 91.1% were denominated in Renminbi while 8.9% were denominated in U.S. dollars. As of December 31, 2023, 77.6% of our short-term and long-term investments were held in mainland China; 76.0% was denominated in Renminbi. As of December 31, 2023, 39.8% of our cash and cash equivalents and 65.0% of our short-term and long-term investments were held by the VIE and its subsidiaries.

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

Operating activities

Net cash generated from operating activities in 2023 was RMB353.7 million (US$49.8 million), as compared to a net loss of RMB7.3 million (US$1.0 million). The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB58.4 million (US$8.2 million) in share-based compensation, RMB54.2 million (US$7.6 million) in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net increase in changes in operating assets and liabilities by RMB257.5million, which was primarily attributable to an increase of RMB278.3 million (US$39.2 million) in deferred revenue due to the course delivery, an increase of RMB202.7 million (US$28.5 million) in accrued expenses and other current liabilities, an increase of RMB182.6 million (US$25.7 million) in prepaid expenses and other current assets, and an increase of RMB45.2 million (US$6.4 million) in other assets.

Net cash generated from operating activities in 2022 was RMB54.5 million, as compared to a net income of RMB13.2 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB122.7 million in share-based compensation, RMB70.8 million in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net decrease in changes in operating assets and liabilities by RMB101.6million, which was primarily attributable to a decrease of RMB329.9 million in accrued expenses and other current liabilities, a decrease of RMB293.5 million in other assets, and a decrease of RMB36.9 million in deferred revenue due to the course delivery.

Net cash used in operating activities in 2021 was RMB4,185.8 million, as compared to a net loss of RMB3,103.5 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB320.9 million in share-based compensation, RMB242.1 million in disposal loss on assets and impairment loss on long-lived assets and goodwill, RMB112.6 million in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net decrease in changes in operating assets and liabilities by RMB1,697.4 million, which was primarily attributable to a decrease of RMB942.3 million in accrued expenses and other current liabilities, a decrease of RMB1,737.5 million in deferred revenue due to the course delivery, and a decrease of RMB459.5 million in prepaid expenses and other current assets.

Investing activities

Net cash used in investing activities in 2023 was RMB424.0 million (US$59.7 million), primarily due to the purchase of short-term and long-term investments of RMB20,428.0 million (US$2,877.2 million), partially offset by proceeds from the maturity of short-term and long-term investments of RMB20,145.9 million (US$2,837.5 million).

Net cash used in investing activities in 2022 was RMB158.4 million, primarily due to the purchase of short-term investments of RMB29,317.8 million, partially offset by proceeds from the maturity of short-term investments of RMB29,249.3 million.

Net cash generated from investing activities in 2021 was RMB4,812.5 million, primarily due to the proceeds from the maturity of short-term and long-term investments of RMB51,064.0 million, partially offset by purchase of short-term investments of RMB46,001.6 million.

Financing activities

Net cash used in financing activities in 2023 was RMB90.5 million (US$12.7 million), primarily due to repurchase of ordinary shares of RMB90.5 million (US12.7 million).

We did not conduct any financing activities in 2022.

Net cash used in financing activities in 2021 was RMB100.6 million, primarily due to an installment payment of RMB100.6 million for the properties purchases in Zhengzhou in 2020.

Material Cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent period primarily include our capital expenditures, operating lease obligations and real estate purchase obligations.

Our capital expenditures primarily relate to purchase of commercial real estate, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB372.9 million, RMB34.0 million and RMB40.8 million (US$5.7 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance, and short-term investments. We will continue to make capital expenditures to meet the expected growth of our business.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2023:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Operating lease commitments(1)	217.7	62.0	93.1	46.0	16.6
Real estate purchase obligations	26.6	26.6	—	—	—
Total	244.3	88.6	93.1	46.0	16.6

Note:

(1)
Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIE and its subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and the VIE in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the VIE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2023, we had a technology research and development team of 711 professionals.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	52	Chairman of the Board of Directors and Chief Executive Officer
Jin Cui	66	Independent Director
Yiming Hu	52	Independent Director
Ming Liao	52	Independent Director
Nan Shen	39	Senior Vice President and Chief Financial Officer
Bin Luo	41	Senior Vice President

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

Ms. Nan Shen has served as our chief financial officer since December 2018 and a senior vice president since October 2023. Ms. Shen has served as an independent director of So-Young International Inc. (NASDAQ: SY) since October 2023. Prior to joining us, Ms. Shen was the chief financial officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served multiple positions at PricewaterhouseCoopers between February 2012 to November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager of Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively. Ms. Shen is a certified public accountant in China. Ms. Shen is currently pursuing an executive MBA at Tsinghua University.

Mr. Bin Luo has served as a senior vice president and the head of our college student and adult education business since October 2023. Mr. Luo joined us in 2014, at the time of our incorporation. Mr. Luo has extensive experience in education, marketing and user growth. Prior to joining us, Mr. Luo served as a senior technology manager at Baidu from 2007 to 2014. Mr. Luo received his bachelor’s degree in computer science and technology and his master’s degree in signal and information processing from Beijing Jiaotong University in 2003 and 2007, respectively. Mr. Luo is currently pursuing an executive MBA at China Europe International Business School.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB3.3 million (US$460 thousand) and RMB2.6 million (US$360 thousand) in cash to our executive officers and non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The number of shares reserved increases automatically if and whenever the unissued shares reserved account for less than 1% of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 29, 2024, a total of 1,186,514 options had been granted and remained outstanding and a total of 4,796,743 restricted share units had been granted and remained outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

Eligibility.We may grant awards to our employees, directors and consultants.

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

Our directors and executive officers did not hold any outstanding options under the Plan as of February 29, 2024, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

As of February 29, 2024, our employees held 1,186,514 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 29, 2024, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Nan Shen	*	March 31, 2022 and December 31, 2022	March 31, 2026 and December 31, 2028
Bin Luo	*	March 31, 2022 and December 31, 2022	March 31, 2026 and December 31, 2028
Yiming Hu	*	May 1, 2023	May 1, 2026
Ming Liao	*	May 1, 2023	May 1, 2026
Jin Cui	*	May 1, 2023	May 1, 2026
Total	657,600

Note:

* Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2024.

As of February 29, 2024, our employees other than members of our directors and officers as a group held 4,139,143 outstanding restricted share units.

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

Our officers are appointed by and serve at the discretion of our board of directors.

D. Employees

We had 9,015 employees as of December 31, 2021, 4,002 employees as of December 31, 2022 and 7,767 employees as of December 31, 2023. All of our full-time employees are located in mainland China. The following table sets forth the number of our employees by function as of December 31, 2023:

Function:	As of December 31, 2023
Instructors*	493
Tutors	1,726
Technology and content research and development	1,182
User growth	902
Sales	2,614
General and administrative	850
Total	7,767

Note:

* Include instructors for learning services and educational content development.

Besides full-time instructors and tutors, we also engage contract instructors and tutors to deliver our courses. As of December 31, 2023, we employed 493 full-time instructors and had 882 contract instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contract instructors generally enter into service contracts with us and are not required to come into our office to deliver lessons. Our 493 full-time employed instructors also engage in content development activities. We also had 1,544 contract tutors as of December 31, 2023. Our contract tutors enter into service contracts with us and are responsible for addressing students' in-class queries, correcting students' post-class exercises, providing support to students after class, and instilling discipline in the students to attend the classes and learn.

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 172,144,446 ordinary shares outstanding as of February 29, 2024, comprising of 98,839,158 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen(1)	5,521,440	73,305,288	45.8%	88.8%
Jin Cui(2)	—	—	—	—
Yiming Hu(3)	*	—	*	*
Ming Liao(4)	*	—	*	*
Nan Shen	*	—	*	*
Bin Luo	*	—	*	*
All Directors and Executive Officers as a Group	7,215,354	73,305,288	46.8%	89.0%
Principal Shareholders:
Ebetter International Group Limited(1)	*	73,305,288	43.0%	88.2%

Notes:

* Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2024.

** Except as indicated otherwise below, the business address of our directors and executive officers is 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 29, 2024.

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

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 4,721,440 Class A ordinary shares represented by 7,082,161 ADSs held by Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
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

As of February 29, 2024, to our knowledge, 101,174,316 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADR program, which holds 101,174,316 Class A ordinary shares, representing approximately 58.8% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In May 2023, upon the approval of audit committee, Mr. Larry Xiangdong Chen injected capital RMB15.0 million to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd ("GaoTuJiaPin"). GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of the VIE's subsidiaries. As a result of the capital injection, the Group's equity interest in GaoTuJiaPin was diluted from 100% to 40% and lost control over GaoTuJiaPin. The Group has significant influence over GaoTuJiaPin and accounts for the retained equity interest as an equity method investment in accordance with ASC 323.

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

Legal Proceedings

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GAOTU Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020—an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. On February 24, 2023, the Court granted defendants’ motion to dismiss, with leave to amend. On April 25, 2023, plaintiffs filed their Second Amended Complaint. Briefing on Defendant’s motion to dismiss was complete on August 23, 2023. The Court has yet to rule on the motion.

Separately, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in December 2022, captioned Zhang v. Gaotu Techedu Inc. et al., No. 1:22-cv-07966 (U.S. District Court for the Eastern District of New York). Plaintiffs purportedly brought the case on behalf of a class of persons who purchased our ADSs between March 5, 2021 and July 23, 2021, alleged that our public filings contained misstatements and omissions in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiffs filed the Amended Complaint on October 16, 2023. Defendants filed the motion to dismiss on March 22, 2024. Briefing on the motion to dismiss is ongoing.

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

See “Exhibit 2.5—Description of Securities” attached to this Form 20-F for more descriptions of our securities.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.”

E. Taxation

The following summary of Cayman Islands, mainland China and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to the tax law of mainland China, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

Provided that our Cayman Islands holding company, Gaotu Techedu Inc., is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China’s income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below, or that, if challenged, such treatment will be sustained by a court. This discussion, moreover, does not address the U.S. federal estate, gift, and minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;

•
tax-exempt entities (including private foundations);
•
persons liable for minimum tax;
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
•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe we were a PFIC for the 2023 taxable year. However, no assurance can be given that we will continue to be a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the New York Stock Exchange and is considered readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for the 2023 taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to ADSs and ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China source income. Pursuant to United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the United States Treasury Regulations.

As discussed above, we believe that we were a PFIC for the 2023 taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to ADSs and ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the 2023 taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a qualified electing fund election or a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any of the subsidiaries of our consolidated VIE.

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a national securities exchange that is registered with the SEC, including the New York Stock Exchange (on which the ADSs are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, we expect that the mark-to-market election would be available to U.S. Holders of the ADSs. However, there can be no assurance in this regard. Further, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ADSs or ordinary shares should consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website https://ir.gaotu.cn.In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term investments of RMB3,107.2 million, and U.S. dollar-denominated cash and cash equivalents, short-term investments and long-term investments of US$119.2 million. Assuming we had converted RMB3,107.2 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.0000 as of the end of 2023, our U.S. dollar cash balance would have been US$556.9 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$600.6 million instead. Assuming we had converted US$119.2 million into RMB at the exchange rate of RMB7.0999 for US$1.0000 as of the end of 2023, our RMB cash balance would have been RMB3,953.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB3,876.7 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. During the year ended December 31, 2023, we received a total of RMB0.5 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADR program. The payment was recognized in general and administrative expenses.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gaotu Techedu Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 25, 2024 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

April 25, 2024

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

	2022	2023
	RMB	RMB
	(in thousands)
Audit fees (1)	10,350	10,150
Tax fees (2)	270	600

Notes:

(1)
“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(2)
“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services and tax-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 22, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$30 million of our ordinary shares, including shares represented by American depositary shares, effective until November 22, 2025. In November 2023, our board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025. As of March 31, 2024, we had cumulatively repurchased 4,867,118 ADSs for approximately US$12.4 million under the share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Program
September 2023	1,769,063	$2.6	1,769,063	$75,382,476
October 2023	1,399,224	$2.5	1,399,224	$71,811,306
November 2023	1,698,831	$2.5	1,698,831	$67,560,432
Total	4,867,118	$2.5	4,867,118	—

Additionally, Mr. Larry Xiangdong Chen announced in November 2022 that he intended to personally purchase up to US$20 million of our shares. As of March 31, 2024, Mr. Larry Xiangdong Chen had cumulatively purchased approximately 0.88 million ADSs under this share purchase program.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2023. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued and outstanding Class B ordinary shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our app, platform and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer, which are collectively referred to as our Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers have extensive experience in cybersecurity risk management in public companies and will report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. Our cybersecurity officer has extensive experience in public company compliance and cybersecurity risk management and is familiar with our company’s operational and data collection practice. Our cybersecurity officer also possesses thorough knowledge of the relevant information security and data compliance regulations.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gaotu Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chief Executive Officer

Date: April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaotu Techedu Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive (loss)/income, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition – Learning services – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from tutoring fees the Company charges students in advance for its learning services for the year ended December 31, 2023. The Company recognizes the majority of these revenues as the online services or classes are delivered.

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

April 25, 2024

We have served as the Company’s auditor since 2018.

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	819,911	636,052	89,586
Restricted cash	22	33,901	4,775
Short-term investments (including available-for-sale debt securities of RMB1,512,953 and RMB1,766,577 as of December 31, 2022 and 2023, respectively)	2,923,864	2,253,910	317,457
Inventory, net	22,783	24,596	3,464
Prepaid expenses and other current assets, net	399,897	638,248	89,895
Total current assets	4,166,477	3,586,707	505,177
Non-current assets
Operating lease right-of-use assets	83,663	189,662	26,713
Property, equipment and software, net	552,032	533,531	75,146
Intangible assets, net	18,932	16,227	2,285
Land use rights, net	27,373	26,568	3,742
Long-term investments (including available-for-sale debt securities of nil and RMB928,200 as of December 31, 2022 and 2023, respectively)	—	1,029,632	145,021
Goodwill	331	331	47
Deferred tax assets	15,679	11,312	1,593
Rental deposit	9,502	17,742	2,499
Other non-current assets	2,186	1,597	225
TOTAL ASSETS	4,876,175	5,413,309	762,448
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB367,477 and RMB484,222 as of December 31, 2022 and 2023, respectively)	662,189	805,032	113,386
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	906,914	1,113,480	156,830
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB21,281 and RMB34,401 as of December 31, 2022 and 2023, respectively)	38,326	50,494	7,112
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB260 and RMB4,210 as of December 31, 2022 and December 31, 2023, respectively)	1,793	4,278	603
Total current liabilities	1,609,222	1,973,284	277,931

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	52,419	124,141	17,485
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB17,457 and RMB121,277 as of December 31, 2022 and 2023, respectively)	44,198	137,652	19,388
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB74,341 and RMB71,850 as of December 31, 2022 and December 31, 2023, respectively)	74,507	71,967	10,136
TOTAL LIABILITIES	1,780,346	2,307,044	324,940
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2022 and 2023; 100,077,116 and 101,974,316 shares issued; 99,553,256 and 98,806,602 shares outstanding as of December 31, 2022 and 2023)	67	68	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2022 and 2023, 73,305,288 shares issued and outstanding as of December 31, 2022 and 2023)	48	48	6
Treasury stock, at cost	—	(85,178)	(11,997)
Additional paid-in capital	7,915,899	7,987,957	1,125,080
Accumulated other comprehensive loss	(64,062)	(33,209)	(4,677)
Statutory reserves	40,380	50,225	7,074
Accumulated deficit	(4,796,503)	(4,813,646)	(677,988)
TOTAL SHAREHOLDERS' EQUITY	3,095,829	3,106,265	437,508
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,876,175	5,413,309	762,448

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	6,561,747	2,498,214	2,960,813	417,022
Cost of revenues (including share-based compensation expenses of RMB118,145, RMB42,490 and RMB12,959 for the years ended December 31, 2021, 2022 and 2023, respectively)	(2,397,604)	(701,050)	(790,207)	(111,298)
Gross profit	4,164,143	1,797,164	2,170,606	305,724
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB44,402, RMB6,659 and RMB8,603 for the years ended December 31, 2021, 2022 and 2023, respectively)	(5,129,267)	(1,179,760)	(1,501,200)	(211,440)
Research and development expenses (including share- based compensation expenses of RMB130,620, RMB39,172 and RMB17,012 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,252,877)	(445,117)	(462,043)	(65,077)
General and administrative expenses (including share- based compensation expenses of RMB52,092, RMB34,333 and RMB19,779 for the years ended December 31, 2021, 2022 and 2023, respectively)	(720,253)	(290,339)	(356,369)	(50,194)
Impairment loss on long-lived assets	(52,544)	—	—	—
Impairment loss on goodwill	(43,300)	—	—	—
Disposal loss on assets	(146,245)	—	—	—
Total operating expenses	(7,344,486)	(1,915,216)	(2,319,612)	(326,711)
Loss from operations	(3,180,343)	(118,052)	(149,006)	(20,987)
Interest income	31,460	21,370	75,829	10,680
Realized gains from investments	65,763	42,264	31,230	4,399
Other income, net(1)	20,906	51,885	54,471	7,672
(Loss)/income before provision for income tax and share of results of equity investees	(3,062,214)	(2,533)	12,524	1,764
Income tax (expenses)/benefits	(40,949)	15,705	(10,657)	(1,501)
Share of results of equity investees	(302)	—	(9,165)	(1,291)
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(3,103,465)	13,172	(7,298)	(1,028)
Net (loss)/income per ordinary share
Basic	(18.17)	0.08	(0.04)	(0.01)
Diluted	(18.17)	0.07	(0.04)	(0.01)
Net (loss)/income per ADS
Basic	(12.11)	0.05	(0.03)	(0.00)
Diluted	(12.11)	0.05	(0.03)	(0.00)
Weighted average shares used in net (loss)/income per share
Basic	170,790,979	172,254,080	173,725,790	173,725,790
Diluted	170,790,979	175,991,484	173,725,790	173,725,790

(1) The amount of other expenses for 2021, 2022 and 2023 have been combined with other income.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)
Other comprehensive (loss)/income, net of tax:
Change in cumulative foreign currency translation adjustments	(73,936)	72,703	29,804	4,198
Unrealized gains on available-for-sale investments (net of tax effect of RMB8,598, RMB8,703 and RMB6,464 for the years ended December 31, 2021, 2022 and 2023, respectively)	48,191	39,729	25,792	3,633
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB8,302, RMB8,881 and RMB6,487 for the years ended December 31, 2021, 2022 and 2023, respectively)	(57,461)	(33,383)	(24,743)	(3,485)
Total comprehensive (loss)/income attributable to Gaotu Techedu Inc.	(3,186,671)	92,221	23,555	3,318

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares	Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Gaotu Techedu Inc. shareholders' equity
Balance as of January 1, 2021 in RMB	169,761,062	113	(139,572)	7,595,049	(59,905)	40,380	(1,706,210)	5,729,855
Net loss	—	—	—	—	—	—	(3,103,465)	(3,103,465)
Share-based compensation	—	—	—	320,889	—	—	—	320,889
Option exercised and restricted stock units vested	1,576,466	1	122,714	(122,704)	—	—	—	11
Foreign currency translation adjustments	—	—	16,858	—	(73,936)	—	—	(57,078)
Unrealized gains on available-for-sale investments	—	—	—	—	48,191	—	—	48,191
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(57,461)	—	—	(57,461)
Balance as of December 31, 2021 in RMB	171,337,528	114	—	7,793,234	(143,111)	40,380	(4,809,675)	2,880,942
Net income	—	—	—	—	—	—	13,172	13,172
Share-based compensation	—	—	—	122,654	—	—	—	122,654
Option exercised and restricted stock units vested	1,521,016	1	—	11	—	—	—	12
Foreign currency translation adjustments	—	—	—	—	72,703	—	—	72,703
Unrealized gains on available-for-sale investments	—	—	—	—	39,729	—	—	39,729
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(33,383)	—	—	(33,383)
Balance as of December 31, 2022 in RMB	172,858,544	115	—	7,915,899	(64,062)	40,380	(4,796,503)	3,095,829
Net loss	—	—	—	—	—	—	(7,298)	(7,298)
Transfer to statutory reserves	—	—	—	—	—	9,845	(9,845)	—
Share-based compensation	—	—	—	58,353	—	—	—	58,353
Option exercised and restricted stock units vested	2,498,091	1	5,314	(5,304)	—	—	—	11
Repurchase of ordinary shares	(3,244,745)	—	(90,492)	—	—	—	—	(90,492)
Deconsolidation of a subsidiary (Note 16)	—	—	—	19,009	—	—	—	19,009
Foreign currency translation adjustments	—	—	—	—	29,804	—	—	29,804
Unrealized gains on available-for-sale investments	—	—	—	—	25,792	—	—	25,792
Transfer to statements of operations of realized gains on available-for-sale investments	—	—	—	—	(24,743)	—	—	(24,743)
Balance as of December 31, 2023 in RMB	172,111,890	116	(85,178)	7,987,957	(33,209)	50,225	(4,813,646)	3,106,265
Balance as of December 31, 2023 in USD (Note 2)	172,111,890	16	(11,997)	1,125,080	(4,677)	7,074	(677,988)	437,508

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Depreciation of property, equipment and software	108,446	68,807	50,732	7,145
Amortization of intangible assets and land use rights	4,116	1,950	3,510	494
Share of results of equity investees	302	—	9,165	1,291
Realized gains from investments	(65,763)	(42,264)	(31,230)	(4,399)
Disposal loss/(gain) on assets	146,245	(21,374)	2,724	384
Share-based compensation	320,889	122,654	58,353	8,219
Fair value change of fair value option	—	13,232	(2,065)	(291)
Allowance for expected credit losses	—	—	10,807	1,522
Write-down of inventory	12,901	—	1,453	205
Impairment loss on long-lived assets	52,544	—	—	—
Impairment loss on goodwill	43,300	—	—	—
Realized gain from derivative financial liabilities	(7,938)	—	—	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	(942,260)	(329,923)	202,703	28,550
Deferred revenue	(1,737,521)	(36,885)	278,288	39,196
Prepaid expenses and other current assets	459,506	(12,294)	(182,561)	(25,713)
Income tax payable	(4,654)	1,793	2,485	350
Other assets	486,302	293,465	(45,196)	(6,365)
Deferred tax assets	48,324	(15,679)	4,367	615
Deferred tax liabilities	(7,081)	(2,109)	(2,540)	(358)
Net cash (used in)/generated from operating activities	(4,185,807)	54,545	353,697	49,817
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(46,001,552)	(29,317,782)	(19,314,820)	(2,720,436)
Proceeds from maturity of short-term investments	51,063,983	29,249,349	20,035,335	2,821,918
Purchase of property, equipment and software	(272,323)	(18,952)	(40,800)	(5,747)
Payment for asset acquisition	—	(15,000)	—	—
Purchase of long-term investments	—	—	(1,113,179)	(156,788)
Short-term loans to a third party (Note 4)	—	(612,000)	(600,000)	(84,508)
Repayment of short-term loans from a third party (Note 4)	—	534,000	498,800	70,255
Proceeds from maturity of long-term investments	—	—	110,594	15,577
Proceeds from disposal of equity method investments	5,548	—	—	—
Proceeds from derivative financial liabilities	7,938	—	—	—
Proceeds from disposal of property, equipment and software	8,908	22,000	92	13
Net cash generated from/(used in) investing activities	4,812,502	(158,385)	(423,978)	(59,716)

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	7	—	12	2
Repurchase of ordinary shares	—	—	(90,492)	(12,746)
Proceeds from short-term loans	400,000	—	—	—
Repayments of short-term loans	(400,000)	—	—	—
Payment for asset acquisition after three months of completion	(100,621)	—	—	—
Net cash used in financing activities	(100,614)	—	(90,480)	(12,744)
Effect of exchange rate changes	15,818	26,650	10,781	1,519
Net increase/(decrease) in cash, cash equivalents and restricted cash	541,899	(77,190)	(149,980)	(21,124)
Cash, cash equivalents and restricted cash at beginning of the year	355,224	897,123	819,933	115,485
Cash, cash equivalents and restricted cash at end of the year	897,123	819,933	669,953	94,361

Supplemental schedule of cash flow information
Income taxes paid	(84,832)	20,217	1,437	202
Non-cash investing and financing activity
Payables for purchase of property, equipment and software	4,778	413	4,589	646
Right-of-use assets in exchange for new lease liabilities	39,069	38,953	156,534	22,047

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

GSX Techedu Inc. was incorporated under the laws of the Cayman Islands in August 2014 and the name changed to Gaotu Techedu Inc. (the "Company" or the "Parent Company") in June 2021. The Company, its subsidiaries, the consolidated variable interest entity and variable interest entity’s subsidiaries (collectively the “Group”) are currently engaged in the business of providing learning services and educational content and digitalized learning products in the People's Republic of China("PRC").

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

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant laws and regulations of mainland China, the Company operates substantially all of its business through its VIE. On April 28, 2015, the Company, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its subsidiary in mainland China, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), entered into a series of contractual arrangements with Beijing Gaotu, and the shareholders of Beijing Gaotu. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment (collectively the “Original Agreement”). The Original Agreements were amended in March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing Gaotu and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Group believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE.

The Company’s subsidiaries, the VIE and VIE’s major subsidiaries as of December 31, 2023 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	Hong Kong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang	Nov 24, 2020	Beijing, China	100%	Education technical services
Chengdu Yuexuebang	Oct 20, 2023	Chengdu, China	100%	Education technical services
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang")	Feb 18, 2021	Shanghai, China	100%	Education technical services

VIE:
Beijing Gaotu	Jun 4, 2014	Beijing, China	100%	Education services

VIE's major subsidiaries:
Beijing GaoTuYunFan Technology Co., Ltd. ("GaoTuYunFan")	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd. ("GaoTuYunJi")	Jul 18, 2017	Beijing, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd. ("ZhengzhouGaoTu")	Jan 19, 2020	Zhengzhou, China	100%	Education services
Wuhan GaoTuYunJi Education Technology Co., Ltd. ("WuhanGaoTu")	Apr 1, 2020	Wuhan, China	100%	Education services
Guangzhou XingHuo Online Computer Technology Co., Ltd. ("Guangzhou XingHuo")	Aug 18, 2022	Guangzhou, China	100%	Education services
Guangzhou GaoTu Technology Co., Ltd ("GuangzhouGaoTu")	Dec 9, 2022	Guangzhou, China	100%	Education services

The English names above are for identification purpose only.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Details of the contractual agreements are set forth below.

•
Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIE and the shareholders of the VIE, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs own the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will be effective for twenty years upon signing by both parties. The term of the agreement was amended in March 2019 and the agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable the laws of mainland China, the VIE and its shareholders do not have any right to terminate the agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 49.00% and 69.37%, respectively, of the Group’s consolidated total assets, and 80.89% and 84.68%, respectively, of the Group’s consolidated total liabilities.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	312,055	232,653
Restricted cash	22	33,901
Short-term investments	1,068,365	1,367,078
Inventory, net	22,783	24,596
Prepaid expenses and other current assets, net	345,132	586,392
Total current assets	1,748,357	2,244,620
Operating lease right-of-use assets	41,014	158,054
Property, equipment and software, net	533,588	517,599
Intangible assets, net	18,932	16,227
Land use right, net	27,373	26,568
Long-term investments	—	768,182
Goodwill	331	331
Deferred tax assets	15,679	11,312
Rental deposit	2,827	11,041
Other non-current assets	1,392	1,024
Total non-current assets	641,136	1,510,338
Total assets	2,389,493	3,754,958

Accrued expenses and other current liabilities	367,477	484,222
Deferred revenue, current portion	906,914	1,113,480
Operating lease liabilities, current portion	21,281	34,401
Income tax payable	260	4,210
Total current liabilities	1,295,932	1,636,313
Deferred revenue, non-current portion	52,419	124,141
Operating lease liabilities, non-current portion	17,457	121,277
Deferred tax liabilities	74,341	71,850
Total non-current liabilities	144,217	317,268
Total liabilities	1,440,149	1,953,581

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	6,561,747	2,498,214	2,960,813
Net income	94,795	555,880	598,211
Net cash (used in)/generated from operating activities	(580,304)	558,050	919,990
Net cash generated from/(used in) investing activities	121,861	(87,007)	(1,157,633)
Net cash used in financing activities	(100,621)	—	—

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

Non-consolidated variable interest entities

The Company holds variable interest in certain third parties but is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of the third parties. Therefore, they are concluded as non-consolidated variable interest entities of the Company. The variable interests in the third parties companies held by the Company are in the form of loans and receivables, the size and nature of which are disclosed in notes 4 (3) and (4).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

To comply with the Opinion and the New Regulations, the Company performed organizational adjustments and business restructuring, including the cessation of compulsory education academic subject tutoring services to students (“Business Restructuring”). The financial impacts were disclosed in note 2, 5, 7, 8, and 11.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, impairment assessment of intangible assets and other long-lived assets, fair value assessment of certain short-term and long-term investments, discount rate for leases and allowance for credit losses. Actual results may differ materially from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments accounted for term deposits, held-to-maturity, available-for-sale debt investments or elected to measure at fair value, receivables from third-party payment platforms and other liabilities.

As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, restricted cash, short-term investments, receivables from third-party payment platforms and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. The fair value of the Group’s long-term investments is determined based on the prevailing interest rates in the market as of December 31, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions - continued

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

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss)/income, change in shareholders’ (deficit)/equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 29, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2023, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits and highly liquid investments, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

Restricted cash

Restricted cash represents the cash and cash equivalents deposited in bank accounts that are restricted as to withdrawal or for use.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Debt securities investments

As of December 31, 2022 and 2023, the Group’s debt securities include term deposits, held-to-maturity investments, available-for-sale investments, and investments elected to measure at fair value, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

Term deposits

Term deposits represent deposits in commercial banks with original maturities of more than three months and up to one year. As of December 31, 2022 and 2023, the balance of term deposits were nil and RMB328,181, respectively.

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. As of December 31, 2022 and 2023, the balances of held-to-maturity securities were RMB206,916 and nil, respectively, and were recorded as short-term investments as their maturities are less than twelve months.

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

Available-for-sale investments

Debt securities investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive (loss)/income. Realized gains or losses on the sale of these securities are recognized under realized gains from investments in the consolidated statements of operations.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Debt securities investments - continued

Available-for-sale investments - continued

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2022 and 2023, the available-for-sale debt investments were recorded with unrealized gain amounted to RMB4,318 and RMB35,450, respectively.

Investments elected to measure at fair value

The Group elects the fair value option to record wealth management products with variable interest rates involving derivatives at fair value in accordance with ASC 825 Financial Instrument. Changes in the fair value are recorded in other income.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group performed qualitative assessment for the reporting unit of Tianjin Puxin in 2021 due to the impact of New Regulations. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulatory and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit and concluded that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. After the quantitative impairment test, the Group recorded impairment losses on its goodwill amounting to RMB43,300 during the year ended December 31, 2021. No impairment losses on goodwill was recorded during the years ended December 31, 2022 and 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Due to the impact of New Regulations and the Business Restructuring, the Group performed an impairment assessment on its long-lived assets in 2021 and reduced the carrying value of the long-lived assets to its estimated fair value based on expected discounted cash flow or market approach. The Group recorded impairment losses on its long-lived assets amounting to RMB52,544 during the year ended December 31, 2021. No impairment losses of long-lived assets was recorded during the years ended December 31, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Disaggregation of revenue

For the years ended December 31, 2021, 2022 and 2023, all of the Group’s revenues were generated in mainland China. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

As a result of the New Regulations previously disclosed, the Group changed its disaggregation of revenue to better disclose the performance of its business following its Business Restructuring. The total net revenue of online after-school academic subject tutoring services including compulsory education academic subject tutoring services and senior high school tutoring services previously recorded as online K-12 academic subject tutoring services in 2021, and comprehensive tutoring services amounting to RMB560,196 previously included in comprehensive tutoring services and others in 2021, were reclassified to learning services. Other revenue amounting to RMB912 in 2021, previously included in comprehensive tutoring services and others, were reclassified to other revenue.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues
- Learning services	6,560,835	2,436,110	2,872,901
- Educational content & digitalized learning products	—	26,791	55,980
- Other revenue	912	35,313	31,932
Total net revenues	6,561,747	2,498,214	2,960,813

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As a result of the Business Restructuring during 2021, the Group evaluated and determined that the carrying amount of the contract cost exceeded the net considerations that the Group expected to receive after considering the costs that directly related to provide the corresponding services which were not recognized as expenses. As a result, the Group recorded impairment losses related to contract cost amounting to RMB34,528 during the year ended December 31, 2021. For the contracts entered into after the Business Restructuring with dissimilar characteristics or dissimilar circumstances, as a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. As of December 31, 2022 and 2023, the balance of contract cost was both nil. For the years ended December 31, 2021, 2022 and 2023, the Group recognized amortization of RMB212,880, nil and nil as "Selling expenses" in its consolidated statement of operations, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities

The following table provides information about the Group's contract liabilities and refund liability arising from contract with customers.

	Year ended December 31,
	2022	2023
	RMB	RMB
Deferred revenue, current portion	906,914	1,113,480
Deferred revenue, non-current portion	52,419	124,141
	959,333	1,237,621
Refund liability	60,597	67,157

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2022 and 2023 that was included in the deferred revenue balance at January 1, 2022 and January 1, 2023 amounted to RMB980,385 and RMB889,909, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2023, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB1,237,621. The Group expects to recognize revenue of RMB1,113,480 and RMB75,615 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB48,526 recognized thereafter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues mainly consists of compensations to instructors and tutors, rental expenses for office space, depreciation of properties and equipment, teaching materials and bandwidth costs. The instructors consist of both full-time instructors and part-time instructors. Full-time instructors’ compensation primarily consists of base salary, as well as teaching fees based on hourly rates and attendance of students in connection with courses delivered. The compensation of part-time instructors is calculated as a fixed percentage of the tuition fees of the courses delivered by the instructors and is accrued as courses are delivered. The compensation of tutors consists of base salary and performance-based compensations, which is determined based on student retention and exercise completion. Specifically, if an existing student of a tutor enrolls in a new course, a bonus is paid to the tutor which is calculated as a percentage of the tuition of the new course. Tutors also receive a fixed payment for each exercise marking performed. The Group accrues on a monthly basis for the cost of tutor which includes basic salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated using the expected tuition collected for the retention courses, multiplied by the estimated retention rate and the bonus percentage.

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2021, 2022 and 2023, RMB9,350, RMB7,825 and RMB6,469 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes

The Group’s educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with tax rule.

The Group's revenue on sales of goods is subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 13% for general-VAT-payer entities in accordance with tax rule.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

In accordance with The Ministry of Finance and State Administration of Taxation Announcement (2021 No.10), the Group's revenue on book sales enjoy exemption policy from January 1, 2021 to December 31, 2023. Based on the Announcement on Continuously Implementing Value-Added Tax Preferential Policy for Publicity and Culture (2023 No.60), the exemption period were further extended to December 31, 2027.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive (loss)/income

Comprehensive (loss)/income includes net (loss)/income, foreign currency translation adjustments and the unrealized gains and losses on available-for-sale debt investments of the Group. Comprehensive (loss)/income is reported in the consolidated statements of comprehensive (loss)/income.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net (loss)/income per share

Basic (loss)/income per ordinary share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted (loss)/income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had share options and RSUs, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the share options and unvested RSUs is computed using the treasury stock method.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB472,415 and RMB610,124 as of December 31, 2022 and 2023, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms were deposited in financial institutions located in mainland China.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2021, 2022 and 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the chief operating decision makers ("CODM") and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3. ASSETS ACQUISITION

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

The Group did not make any asset acquisitions during the year ended December 31, 2023.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid VAT and income tax(1)	101,994	124,951
Prepaid other service fees(2)	67,265	78,079
Receivables from third parties(3)	119,492	161,408
Amounts due from a third party(4)	78,000	179,200
Receivables from third-party payment platforms(5)	24,545	71,701
Staff advance	4,128	10,950
Receivables from broker	367	4,359
Others	4,106	18,407
Total	399,897	649,055
Less: Allowance for expected credit losses	—	(10,807)
	399,897	638,248

(1)
Prepaid VAT and income tax mainly consist of VAT input that is expected to offset with VAT output tax or to be transferred out in the future related to 2022 and 2023.
(2)
Prepaid other service fees mainly consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.
(3)
Receivables from third parties mainly consist of receivables from non-consolidated variable interest entities raised from disposal of assets and technical support services in 2022, rent and sales of inventory in both 2022 and 2023.
(4)
Amounts due from a third party represents loans to a non-consolidated variable interest entity with an interest rate of 4.35%.
(5)
Receivables from third-party payment platforms represents withdrawable cash balance that has been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Electronic equipment	99,345	102,559
Building	491,082	489,929
Leasehold improvement	76,522	96,376
Furniture and office equipment	2,659	4,553
Software	17,002	17,767
Construction in progress	870	786
Total	687,480	711,970
Less: Accumulated depreciation	(135,448)	(178,439)
	552,032	533,531

Depreciation expenses were RMB108,446, RMB68,807 and RMB50,732 for the years ended December 31, 2021, 2022 and 2023, respectively.

As a result of the New Regulations and the Business Restructuring, the Group performed an impairment assessment on property, equipment and software in 2021 and reduces the carrying value of the property and equipment related to compulsory education academic subject tutoring services to its estimated fair value based on market approach.

The Group recorded impairment losses on property, equipment and software amounted to RMB28,918 during the year ended December 31, 2021. No impairment loss on property, equipment and software was recorded during the years ended December 31, 2022 and 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

6. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Land use rights	29,788	29,788
Less: Accumulated amortization	(2,415)	(3,220)
	27,373	26,568

Amortization expenses for land use right were RMB805 for each of the years ended December 31, 2021, 2022 and 2023. Future amortization expense is RMB805 for each of the next five years through December 31, 2028 and thereafter.

7. GOODWILL

The carrying amount of goodwill were both RMB331 as of December 31, 2022 and 2023.

The Group conducted goodwill impairment assessment at the end of each reporting year or more frequently if there are changes indicate that it may be impaired. As a result of the New Regulations and the Business Restructuring, the Group performed an impairment assessment on the goodwill arise from business acquisition and reduced the carrying value to its estimated fair value based on expected discounted cash flow approach in 2021.

The Group recorded goodwill impairment losses amounted to RMB43,300 during the year ended December 31, 2021. No impairment loss on goodwill was recorded during the years ended December 31, 2022 and 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Student base	12,510	12,510
Trademark	1,675	1,675
License	20,000	20,000
Total	34,185	34,185
Less: Accumulated amortization	(5,422)	(8,127)
Accumulated impairment loss	(9,831)	(9,831)
	18,932	16,227

The Group recognized amortization expense of RMB3,311, RMB1,145 and RMB2,705 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the Group expects to recognize amortization expenses of RMB2,705 for each of the next five years through 2028, and RMB2,703 thereafter.

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

The Group recorded impairment losses on intangible assets amounted to RMB9,831 during the year ended December 31, 2021. No impairment loss on intangible assets was recorded during the years ended December 31, 2022 and 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Salary and welfare payable	301,152	409,965
Other accrued expense	129,970	111,134
Other tax payable	67,334	71,473
Refund liability (1)	60,597	67,157
Accrued marketing expense	75,473	113,516
Payable for investment and acquisition	26,580	26,580
Others	1,083	5,207
	662,189	805,032

(1)
Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2022 and 2023, short-term and long-term investments measured at fair value are as follows:

	Fair value measurement as of December 31, 2023
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	207,329	1,559,248	—	1,766,577
Investments elected to measure at fair value
- Wealth management products	—	159,152	—	159,152
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	928,200	—	928,200
Investments elected to measure at fair value
- Wealth management products	—	101,432	—	101,432
Total	207,329	2,748,032	—	2,955,361

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s available-for-sale debt investments and investments elected to measure at fair value as of December 31, 2022 and 2023 mainly consist of wealth management products purchased from banks. Those wealth management products with fair value which is determined based on the quoted market prices currently available on the website of the bank have been categorized as Level 1. The remaining wealth management products have no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement to estimate the fair value of investments in short-term and long-term investments with variable interest rates indexed to the performance of underlying assets.

A summary of available-for-sale investments during the years ended December 31, 2022 and 2023 is presented as below:

	As of December 31, 2023
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	1,752,828	13,749	—	—	1,766,577
Long-term investments:
Available-for-sale debt investments
- Wealth management products	906,499	21,701	—	—	928,200
Total	2,659,327	35,450	—	—	2,694,777

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

For the years ended December 31, 2022 and 2023, a gain of RMB1,422 and RMB3,315 resulting from changes in fair value of the products under fair value option was recorded in other income, respectively.

As of December 31, 2023, RMB1,766,577 available-for-sale investments and RMB159,152 investments elected to measure at fair value will mature within one year, RMB928,200 available-for-sale investments and RMB101,432 investments elected to measure at fair value will mature within one to three years.

Measured at fair value on a non-recurring basis

Property, plant and software, goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized, which is disclosed in note 5, 7 and 8, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years. The Group determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The Group did not grant any share options during the years ended December 31, 2021, 2022 and 2023.

A summary of options activities during the year ended December 31, 2023 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2023	3,618,346	0.01	13.98	5.75	88,310
Granted	—	—	—
Exercised	(1,070,806)	0.01	14.17
Forfeited	(657,826)	0.01	13.05
Cancelled	(703,200)	0.01	12.72
Options outstanding at December 31, 2023	1,186,514	0.01	15.08	5.13	45,731
Options vested and expected to vest as of December 31, 2023	1,186,514	0.01	15.08	5.13	45,731
Options exercisable as of December 31, 2023	—	—	—	—	—

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. SHARE-BASED COMPENSATION - continued

Share options - continued

The total fair value of options vested during the years ended December 31, 2021, 2022 and 2023 were RMB19,134, RMB13,032 and RMB12,071 respectively. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 were RMB13,933, RMB21,293 and RMB41,271 respectively.

The Group recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.

As of December 31, 2023, there was RMB5,663 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 5.13 years.

Restricted Stock Units

Under the Plan, the Group granted 1,386,327 RSUs to employees at an exercise price of nil per share during the year ended December 31, 2023. The vesting period of these RSUs ranged from 0 to 4 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Group is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Group at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Group’s ordinary shares on the grant date which were RMB558,876, RMB82,690 and RMB39,977 during the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, there was RMB63,207 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 2.50 years. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2021, 2022 and 2023 was RMB135.14, RMB16.81 and RMB28.84 per RSU, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. SHARE-BASED COMPENSATION - continued

Restricted Stock Units - continued

A summary of the RSUs activity during the year ended December 31, 2023 is presented below:

RSUs
Unvested balance at January 1, 2023	5,420,374
Granted	1,386,327
Vested	(1,427,285)
Forfeited	(543,757)
Cancelled	—
Unvested balance at December 31, 2023	4,835,659

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

The Group cancelled 480,487 RSUs and 703,200 options during the years ended December 31, 2022 and 2023, respectively. The Group recognized all previously unrecognized compensation cost at the cancellation date.

The Group recognized RMB345,259, RMB122,654 and RMB58,353 of compensation expenses for all options and RSUs granted for the years ended December 31, 2021, 2022 and 2023, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. ORDINARY SHARES

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

In November 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to USD30,000 of its common shares, including shares represented by American depositary shares, effective until November 2025. In November 2023, the Company's board of directors authorized modifications to its existing share repurchase program, by increasing the aggregate value of shares that may be repurchased from USD30,000 to USD80,000, effective until November 22, 2025. In 2023, the Company had cumulatively repurchased 4,867,118 ADSs for approximately USD12,440 under its existing share repurchase program.

During the year ended December 31, 2023, the Company reissued 186,667 shares of treasury stock in connection with the exercise of options and the vesting of RSUs.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in 2017 and during the first three months of 2018. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2 million of assessable profit and 16.5% for profit exceeding HKD2 million. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2022 and 2023.

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

Beijing Gaotu qualified as a High and New Technology Enterprise (the "HNTE") from 2017 through 2022 and accordingly was entitled to the 15% preferential tax rate during the period. The HNTE qualification has been renewed in 2023 and is set to expire by 2025.

GaoTuYunJi qualified as a HNTE from 2019 through 2021, and accordingly was entitled to a 15% preferential tax rate during the period. The HNTE qualification has been renewed in 2022 and is set to expire by 2024.

Beijing Lexuebang also qualified as a HNTE during the year ended December 31, 2019. The HNTE qualification has been renewed in 2022 and is set to expire by 2024. Furthermore, Beijing Lexuebang obtained the qualification of the Software Enterprise Certificate in March 2020, and renewed in 2021, 2022 and 2023. Therefore, Beijing Lexuebang adopted the exemption from EIT for years 2019 and 2020, and 12.5% from 2021 to 2023.

Wuhan Yuexuebang obtained the qualification of the Software Enterprise Certificate in March 2021, and renewed in 2022 and 2023. Therefore, Wuhan Yuexuebang adopted exemption from EIT for the years 2020 and 2021, and 12.5% from 2022 to 2024.

Beijing Yuexuebang obtained the qualification of the Software Enterprise Certificate in February 2024, and adopted exemption from enterprise income tax for 2023 and 2024, and 12.5% from 2025 to 2027.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. INCOME TAXES - continued

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	(1)	(1,906)	(8,744)
Deferred tax (expenses)/benefits	(40,948)	17,611	(1,913)
	(40,949)	15,705	(10,657)

The principle components of deferred tax assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Deductible temporary difference related to advertising expenses	778,837	764,166
Net operating loss carrying forwards	584,693	641,220
Transfer of intangible assets	1,340	1,171
Accrued liabilities	1,876	1,876
Total deferred tax assets	1,366,746	1,408,433
Less: valuation allowance	(1,351,067)	(1,397,121)
Deferred tax assets, net	15,679	11,312

The movements of valuation allowance for the years end December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the period	573,565	1,332,885	1,351,067
Acquisitions	—	6,668	—
Additions	759,320	11,514	46,054
Reversal	—	—	—
Balance at end of the period	1,332,885	1,351,067	1,397,121

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. INCOME TAXES - continued

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax liabilities:
Building and land use right	69,307	67,507
Intangible assets	4,719	4,045
Unrecognized gains of investments	481	415
Total deferred tax liabilities	74,507	71,967

As of December 31, 2023, the Group had net operating loss carried forward of RMB2,975,267 from the Company's Mainland China entities, which will expire on various dates from December 31, 2024 to December 31, 2033.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to operations was as follow:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
(Loss)/income before provision for income tax and share of results of equity investees	(3,062,214)	(2,533)	12,524
Income tax benefits/(expense) computed at an applicable tax rate of 25%	765,554	633	(3,131)
Effect of permanent differences	(8,186)	(1,423)	(27,346)
Effect of research and development super-deduction	89,287	36,263	44,935
Effect of preferential tax rate	(129,026)	581	17,480
Effect on tax rates in different tax jurisdictions	742	(8,835)	3,459
Change in valuation allowance	(759,320)	(11,514)	(46,054)
	(40,949)	15,705	(10,657)

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. INCOME TAXES - continued

If Beijing Gaotu, GaoTuYunJi, Beijing Lexuebang, Wuhan Yuexuebang, and Beijing Yuexuebang did not enjoy income tax preferential tax rates, tax benefit would have decreased by RMB129,026 for the years ended December 31, 2021, tax expense would have increased by RMB581 and RMB17,480 for the years ended December 31, 2022 and 2023, respectively. The increase in basic and diluted net loss per ordinary share was RMB0.76 for the year ended December 31, 2021. The decrease in basic and diluted net income per ordinary share was approximately nil and RMB0.10 for the years ended December 31, 2022 and 2023, respectively.

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2023. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

Aggregate undistributed earnings of the Company’s mainland China subsidiaries and the VIE that are available for reinvestment. Upon distribution of such earnings, the Company will be subject to mainland China EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the mainland China. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIE because the Company believes the undistributed earnings can be distributed from the VIE to WFOEs in a manner that would not be subject to income tax.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. NET (LOSS)/INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss)/income per share for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic net (loss)/income per share calculation
Numerator:
Net (loss)/income	(3,103,465)	13,172	(7,298)
Net (loss)/income attributed to ordinary shareholders for computing net (loss)/income per ordinary shares -basic	(3,103,465)	13,172	(7,298)
Denominator:
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary shares-basic	170,790,979	172,254,080	173,725,790
Net (loss)/income per ordinary share attributable to ordinary shareholders-basic	(18.17)	0.08	(0.04)
Diluted net (loss)/income per ordinary share calculation
Denominator:
Weighted average ordinary shares basic outstanding	170,790,979	172,254,080	173,725,790
Effect of potentially diluted stock options	—	2,931,766	—
Effect of potentially diluted RSUs	—	805,638	—
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary shares-diluted	170,790,979	175,991,484	173,725,790
Net (loss)/income per ordinary share attributable to ordinary shareholders-diluted	(18.17)	0.07	(0.04)

For the years ended December 31, 2021, 2022 and 2023, 8,204,965, 1,093,923 and 6,022,173 potential common shares in connection with RSUs and share options were excluded from the calculation of diluted net (loss)/income per ordinary share due to their anti-dilutive effect.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Labor regulations of mainland China require that the Group’s mainland China entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB393,812, RMB125,666 and RMB176,965 for the years ended December 31, 2021, 2022 and 2023, respectively.

16. RELATED PARTY TRANSACTION

In May 2023, the founder and the CEO of the Company Mr. Larry Xiangdong Chen invested RMB15,000 to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd ("GaoTuJiaPin"). GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of the VIE's subsidiaries.

The transaction was accounted as a deconsolidation of the subsidiary under common control. In connection with such deconsolidation, the Company obtained a call option to purchase the 60% equity interest held by Mr. Larry Xiangdong Chen, or to designate any third parties to repurchase the 60% equity interest held by Mr. Larry Xiangdong Chen within seven months after the deconsolidation date. The call option expired in December 2023. Gains resulting from the deconsolidation amounted to RMB19,009 were recorded as contribution from shareholders in the equity.

Upon the completion of such deconsolidation, the Company no longer has control over Gaotu Jiapin, but has the ability to exercise significant influence over it and accounts for the retained equity interest as an equity method investment. The Group recorded share of loss on GaoTuJiaPin amounted to RMB9,165 for the year ended December 31, 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

17. LEASE

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in mainland China. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2022 and 2023, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2023, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2021, 2022 and 2023 was RMB193,957, RMB32,714 and RMB40,772, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations. Short-term lease expenses were immaterial for the years ended December 31, 2021, 2022 and 2023.

Some leases were terminated before the expiration of the lease term, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB41 recognized under other income in the consolidated statements of operations in 2023. The noncash decrease of operating lease right-of-use assets was RMB9,272 for the year ended December 31, 2023.

	Year ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	37,027	43,373
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	38,953	156,534
Weighted average remaining lease term:
Operating leases	2.9	4.2
Weighted average discount rate:
Operating leases	7.2%	6.8%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

17. LEASE - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2023:

RMB
Year ending December 31,
2024	62,025
2025	58,617
2026	34,446
2027	25,295
2028	20,704
2029 and thereafter	16,572
Less: imputed interest	(29,513)
Total	188,146

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

18. CONTINGENCIES

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for and such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Because the Group’s mainland China entities can only be paid out of distributable profits reported in accordance with accounting standards of mainland China, the Group’s entities in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in mainland China. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in mainland China not available for distribution, were RMB4,738,378 and RMB4,791,223 as of December 31, 2022 and 2023, respectively.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD

Cash and cash equivalents	3,731	98,456	13,867
Short-term investments	734,142	527,692	74,324
Prepaid expenses and other current assets, net	1,787	268	38
Amounts due from subsidiaries and VIEs	6,459,723	6,508,527	916,707
Total current assets	7,199,383	7,134,943	1,004,936

Long-term investments	—	209,252	29,473

TOTAL ASSETS	7,199,383	7,344,195	1,034,409

Accrued expenses and other current liabilities	5,072	4,636	653
Amounts due to subsidiaries and VIEs	108,120	108,120	15,228
Total current liabilities	113,192	112,756	15,881

Deficit of investments in subsidiaries and VIEs	3,990,362	4,125,174	581,020

TOTAL LIABILITIES	4,103,554	4,237,930	596,901

Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2022 and 2023; 100,077,116 and 101,974,316 shares issued; 99,553,256 and 98,806,602 shares outstanding as of December 31, 2022 and 2023)	67	68	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2022 and 2023, 73,305,288 shares issued and outstanding as of December 31, 2022 and 2023)	48	48	6
Treasury stock, at cost	—	(85,178)	(11,997)
Additional paid-in capital	7,915,899	7,987,957	1,125,080
Accumulated other comprehensive loss	(64,062)	(33,209)	(4,677)
Statutory reserves	40,380	50,225	7,074
Accumulated deficit	(4,796,503)	(4,813,646)	(677,988)
TOTAL SHAREHOLDERS’ EQUITY	3,095,829	3,106,265	437,508
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	7,199,383	7,344,195	1,034,409

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
General and administrative expenses	(25,357)	(8,807)	(8,477)	(1,194)
Total operating expenses	(25,357)	(8,807)	(8,477)	(1,194)
Loss from operations	(25,357)	(8,807)	(8,477)	(1,194)
Equity in (loss)/gain of subsidiaries and VIEs	(3,106,437)	45,545	(28,414)	(4,002)
Income/(loss) from non-operations	28,329	(23,566)	29,593	4,168
(Loss)/income before income tax	(3,103,465)	13,172	(7,298)	(1,028)
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)
Other comprehensive (loss)/income, net of tax:
Change in cumulative foreign currency translation adjustments	(73,936)	72,703	29,804	4,198
Unrealized gains on available-for-sale investments (net of tax effect of RMB8,598, RMB8,703 and RMB6,464 for the years ended December 31, 2021, 2022 and 2023, respectively)	48,191	39,729	25,792	3,633
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB8,302, RMB8,881 and RMB6,487 for the years ended December 31, 2021, 2022 and 2023, respectively)	(57,461)	(33,383)	(24,743)	(3,485)
Total comprehensive (loss)/income	(3,186,671)	92,221	23,555	3,318

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,028)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in loss/(gain) of subsidiaries and VIEs	3,106,437	(45,545)	28,414	4,002
Realized gains from investments	(8,498)	—	(4,946)	(697)
Fair value change of fair value option	—	31,080	(5,301)	(747)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,083	(1,324)	4,145	584
Accrued expenses and other current liabilities	(3,618)	(113)	(436)	(61)
Net cash (used in)/generated from operating activities	(7,061)	(2,730)	14,578	2,053

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to subsidiaries	(6,248,209)	(303,214)	(250,744)	(35,317)
Repayment from subsidiaries	706,870	100,000	402,800	56,733
Purchase of short-term and long-term investments	(26,583,981)	(7,303,902)	(2,085,667)	(293,760)
Proceeds from maturity of short-term and long-term investments investments	32,131,469	7,478,284	2,116,220	298,063
Net cash generated from/(used in) investing activities	6,149	(28,832)	182,609	25,719

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	7	—	12	2
Repurchase of ordinary shares	—	—	(90,492)	(12,746)
Net cash generated from/(used in) financing activities	7	—	(90,480)	(12,744)
Effect of exchange rate changes	3,735	24,033	(11,982)	(1,687)
Net increase/(decrease) in cash and cash equivalents	2,830	(7,529)	94,725	13,341
Cash and cash equivalents at beginning of the year	8,430	11,260	3,731	526
Cash and cash equivalents at end of the year	11,260	3,731	98,456	13,867

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, the VIE and the VIE’s subsidiaries were over the 25% of the consolidated net assets of the Group as of December 31, 2023.

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

3. CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in mainland China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 29, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2023, or at any other rate.