Form 20-F
period 2024-12-31
Gaotu Techedu Inc.
filed 2025-04-22
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 168,623,225 ordinary shares outstanding, being the sum of 95,317,937 Class A ordinary shares and 73,305,288 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒No

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
•
“WFOEs” are to Beijing Lexuebang, Beijing Yuexuebang and Wuhan Yuexuebang, which are wholly foreign owned entities under PRC law; and
•
“Wuhan Yuexuebang” are to Wuhan Yuexuebang Network Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

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

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
("BaiJiaHuLian HK")
Offshore
Onshore
Wuhan Lexuebang Network Technology Co., Ltd ("Wuhan Lexuebang")
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
Chengdu GaoTuYunJi Education Technology Co., Ltd
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

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIE, namely Beijing Gaotu, and its subsidiaries based in mainland China. By purchasing the ADSs, investors are purchasing interests in our Cayman Islands holding company, as opposed to interests in our mainland China subsidiaries or the VIE and its subsidiaries based in mainland China. The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in operating companies of certain industries. As of the date of this annual report, in terms of our operating entities, based on the opinion of our PRC counsel, Tian Yuan Law Firm, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, (i) foreign investors cannot make direct investment in the VIE because the VIE engages in audio and video services in mainland China, and (ii) foreign investors are restricted from owning more than 50% of the equity interests in each of the VIE and Shanghai Gaotu YunJi Education Technology Co., Ltd., or Shanghai Gaotu, one of the subsidiaries of the VIE, because the VIE and Shanghai Gaotu engage in internet content business, value-added telecommunication-based online marketing business and mobile application distribution business in mainland China. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE and Shanghai Gaotu where laws and regulations in China mainland prohibit direct foreign investment in the VIE and restrict direct foreign investment from constituting more than 50% of the equity interests in Shanghai Gaotu, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE and its subsidiaries, including Shanghai Gaotu. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 99.99% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE, namely Beijing Gaotu, and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIE in mainland China.

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in the mainland China can change quickly with little advance notice, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The controls and procedures on cash transfers in the policy adhere to applicable regulatory requirements and is not contractual in nature. For the applicable regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company provided loans of RMB303.2 million, RMB250.7 million and RMB74.2 million (US$10.2 million), respectively, to our subsidiaries, and received repayments of RMB100.0 million, RMB402.8 million and RMB325.5 million (US$44.6 million), respectively. For the years ended December 31, 2022, 2023 and 2024, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See the condensed consolidating schedule for the VIE and other entities in “—Financial Information Related to the VIE” and our audited consolidated financial statements and their related notes included in this annual report beginning on page F-1.”

Pursuant to the Exclusive Management Services and Business Cooperation Agreement between the WFOEs, the VIE and its shareholders, the amount of service fee and payment method should be determined by the WFOEs in its sole discretion. Under this agreement, for the years ended December 31, 2022, 2023 and 2024, the WFOEs charged RMB131.4 million, RMB125.7 million and RMB145.7 million (US$20.0 million) service fees from the VIE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on our evaluation of their working capital needs, and settle fees under the contractual arrangements accordingly in the future.

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

(4)The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, except for issues with respect to the License for Online Transmission of Audio-Visual Programs, the Online Publishing Services Permit and the Permit for Publication, Printing, Reproduction, Importation or Distribution, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, we believe our mainland China subsidiaries, the VIE and its subsidiaries have obtained all the requisite permissions and approvals from the PRC government authorities for the business operations of our holding company, its subsidiaries and the VIE in mainland China, including, among others, the Value-added Telecommunications Business Operation Licenses for information services via internet, known as ICP Licenses, the Permit for Production and Operation of Radio and TV Programs, the Private School Operating Permits regarding academic and non-academic tutoring services, the Travel Agency Operation Permit and Permits for Operating Publications. For issues with respect to the License for Online Transmission of Audio-Visual Programs, the Online Publishing Services Permit and the Permit for Publication, Printing, Reproduction, Importation or Distribution, see “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” Our mainland China subsidiaries, the VIE and its subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, based on the opinion of our PRC counsel, Tian Yuan Law Firm, we, our mainland China subsidiaries, the VIE and its subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained and issues with respect to the License for Online Transmission of Audio-Visual Programs and the Online Publishing Services Permit. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. If we, our mainland China subsidiaries, the VIE and its subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” and “—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

The Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major PRC operating entity designated by us may be required to be file with the CSRC, in connection with any follow-on offering and other certain activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, based on the opinion of our PRC counsel, Tian Yuan Law Firm, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future follow-on offerings and the occurrence of certain activities under the laws of mainland China, and we cannot predict whether we will be able to complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

A. [Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024 and selected consolidated balance sheet data as of December 31, 2023 and 2024 and selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the year ended December 31, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020, 2021 and 2022, and selected consolidated cash flows data for the year ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and its subsidiaries and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	7,124,744	6,561,747	2,498,214	2,960,813	4,553,556	623,835
Cost of revenues(1)	(1,762,548)	(2,397,604)	(701,050)	(790,207)	(1,454,917)	(199,323)
Gross profit	5,362,196	4,164,143	1,797,164	2,170,606	3,098,639	424,512
Operating expenses
Selling expenses (1)	(5,816,214)	(5,129,267)	(1,179,760)	(1,501,200)	(2,963,736)	(406,030)
Research and development expenses (1)	(734,450)	(1,252,877)	(445,117)	(462,043)	(648,063)	(88,784)
General and administrative expenses (1)	(566,565)	(720,253)	(290,339)	(356,369)	(668,673)	(91,608)
Impairment loss on long-lived assets	—	(52,544)	—	—	—	—
Impairment loss on goodwill	—	(43,300)	—	—	—	—
Disposal loss on assets	—	(146,245)	—	—	—	—
Total operating expenses	(7,117,229)	(7,344,486)	(1,915,216)	(2,319,612)	(4,280,472)	(586,422)
Loss from operations	(1,755,033)	(3,180,343)	(118,052)	(149,006)	(1,181,833)	(161,910)
Interest income	3,372	31,460	21,370	75,829	70,384	9,643
Realized gains from investments	70,403	65,763	42,264	31,230	25,302	3,466
Other income, net(2)	253,646	20,906	51,885	54,471	45,825	6,278
(Loss)/income before provision for income tax and share of results of equity investees	(1,427,612)	(3,062,214)	(2,533)	12,524	(1,040,322)	(142,523)
Income tax benefits/(expenses)	34,619	(40,949)	15,705	(10,657)	(8,632)	(1,183)
Share of results of equity investees	63	(302)	—	(9,165)	—	—
Net (loss)/income	(1,392,930)	(3,103,465)	13,172	(7,298)	(1,048,954)	(143,706)
Net (loss)/income attributable to Gaotu Techedu Inc.’s ordinary shareholders	(1,392,930)	(3,103,465)	13,172	(7,298)	(1,048,954)	(143,706)
Net (loss)/income per ordinary share
Basic	(8.72)	(18.17)	0.08	(0.04)	(6.12)	(0.84)
Diluted	(8.72)	(18.17)	0.07	(0.04)	(6.12)	(0.84)
Weighted average shares used in net (loss)/income per share
Basic	159,725,779	170,790,979	172,254,080	173,725,790	171,412,125	171,412,125
Diluted	159,725,779	170,790,979	175,991,484	173,725,790	171,412,125	171,412,125

Note:

(1)
Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	66,422	118,145	42,490	12,959	7,003	959
Selling expenses	18,039	44,402	6,659	8,603	9,267	1,270
Research and development expenses	94,952	130,620	39,172	17,012	8,942	1,225
General and administrative expenses	59,033	52,092	34,333	19,779	28,005	3,837
Total	238,446	345,259	122,654	58,353	53,217	7,291

(2)
The amount of other expenses from 2020 to 2024 have been combined with other income.

The following table presents our selected consolidated balance sheets data as of December 31, 2020, 2021, 2022, 2023 and 2024:

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	355,224	728,934	819,911	636,052	1,321,118	180,992
Restricted cash	—	168,189	22	33,901	5,222	715
Short-term investments	7,331,268	2,774,000	2,923,864	2,253,910	1,845,242	252,797
Total current assets	8,457,248	3,936,786	4,166,477	3,586,707	3,639,812	498,651
Long-term investments	530,729	—	—	1,029,632	922,740	126,415
Total assets	10,685,792	5,024,666	4,876,175	5,413,309	5,828,077	798,441
Current liabilities	4,197,392	1,760,268	1,609,222	1,973,284	3,260,603	446,700
Total liabilities	4,955,937	2,143,724	1,780,346	2,307,044	3,894,613	533,559
Total shareholders’ equity	5,729,855	2,880,942	3,095,829	3,106,265	1,933,464	264,882

The following table presents our selected consolidated cash flow data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	603,273	(4,185,807)	54,545	353,697	258,007	35,347
Net cash (used in)/generated from investing activities	(5,596,304)	4,812,502	(158,385)	(423,978)	620,821	85,052
Net cash generated from/(used in) financing activities	5,272,100	(100,614)	—	(90,480)	(205,302)	(28,126)
Effect of exchange rate changes	2,188	15,818	26,650	10,781	(17,139)	(2,349)
Net increase/(decrease) in cash, cash equivalents and restricted cash	281,257	541,899	(77,190)	(149,980)	656,387	89,924
Cash, cash equivalents and restricted cash at beginning of year	73,967	355,224	897,123	819,933	669,953	91,783
Cash, cash equivalents and restricted cash at end of year	355,224	897,123	819,933	669,953	1,326,340	181,707

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial position for the VIE and other entities as of the dates presented.

•
“Gaotu Techedu Inc.” is our Cayman Islands holding company.
•
“Other Subsidiaries” refer to the sum of BaiJiaHuLian HK, Shanghai Chuxuebang Network Technology Co., Ltd, Chengdu Yuexuebang Network Technology Co., Ltd and Wuhan Lexuebang Network Technology Co., Ltd.
•
“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Gaotu and all of its subsidiaries in mainland China.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2024
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	40	47	623,748	—	623,835
Inter-company revenues	—	—	164,584	7,604	(172,188)	—
Total costs and expenses	(2,716)	(736)	(161,041)	(793,440)	172,188	(785,745)
(Loss)/income from subsidiaries and VIE	(144,077)	(143,392)	(151,809)	—	439,278	—
Income from non-operations	3,087	13	4,735	11,552	—	19,387
(Loss)/income before income tax expenses	(143,706)	(144,075)	(143,484)	(150,536)	439,278	(142,523)
Income tax benefits/(expenses)	—	(2)	92	(1,273)	—	(1,183)
Net (loss)/income	(143,706)	(144,077)	(143,392)	(151,809)	439,278	(143,706)

	For the year ended December 31, 2023
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	417,022	—	417,022
Inter-company revenues	—	4	134,290	18,861	(153,155)	—
Total costs and expenses	(1,194)	221	(112,734)	(477,457)	153,155	(438,009)
(Loss)/income from subsidiaries and VIE	(4,002)	(2,479)	(31,454)	—	37,935	—
Income/(loss) from non-operations	4,168	(1,748)	7,308	13,023	—	22,751
(Loss)/income before income tax expenses	(1,028)	(4,002)	(2,590)	(28,551)	37,935	1,764
Share of results of equity investees	—	—	—	(1,291)	—	(1,291)
Income tax benefits/(expenses)	—	—	111	(1,612)	—	(1,501)
Net (loss)/income	(1,028)	(4,002)	(2,479)	(31,454)	37,935	(1,028)

	For the year ended December 31, 2022
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	362,207	—	362,207
Inter-company revenues	—	—	102,033	9,365	(111,398)	—
Total costs and expenses	(1,277)	(1,615)	(90,939)	(396,890)	111,398	(379,323)
Income/(loss) from subsidiaries and VIE	6,604	7,243	(8,912)	—	(4,935)	—
(Loss)/income from non-operations	(3,417)	980	5,302	13,884	—	16,749
Income/(loss) before income tax expenses	1,910	6,608	7,484	(11,434)	(4,935)	(367)
Income tax (expenses)/benefits	—	(4)	(241)	2,522	—	2,277
Net income/(loss)	1,910	6,604	7,243	(8,912)	(4,935)	1,910

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	30,238	6,490	76,245	68,019	—	180,992
Restricted cash	—	—	—	715	—	715
Short-term investments	70,780	—	100,722	81,295	—	252,797
Inventory	—	—	—	4,987	—	4,987
Amounts due from subsidiaries and VIE, current portion	881,917	77,183	489,189	92,277	(1,540,566)	—
Prepaid expenses and other current assets	249	4	5,506	53,706	(305)	59,160
Total current assets	983,184	83,677	671,662	300,999	(1,540,871)	498,651
Operating lease right-of-use assets	—	—	5,947	63,046	—	68,993
Property, equipment and software, net	—	—	6,521	85,301	—	91,822
Land use rights	—	—	—	3,529	—	3,529
Long term investments	23,855	—	2,883	99,677	—	126,415
Investments in subsidiaries and VIE	—	17,638	—	—	(17,638)	—
Rental deposit	—	—	1,664	4,615	—	6,279
Amounts due from subsidiaries and VIE, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	48	2,704	—	2,752
Total non-current assets	23,855	79,138	17,063	258,872	(79,138)	299,790
TOTAL ASSETS	1,007,039	162,815	688,725	559,871	(1,620,009)	798,441

Accrued expenses and other current liabilities	792	80	58,798	111,227	(305)	170,592
Amounts due to subsidiaries and VIE	14,807	882,331	119,174	524,255	(1,540,567)	—
Deferred revenue, current portion	—	—	—	255,791	—	255,791
Operating lease liabilities, current portion	—	—	4,544	15,682	—	20,226
Income tax payable	—	1	8	82	—	91
Total current liabilities	15,599	882,412	182,524	907,037	(1,540,872)	446,700
Deferred revenue, non-current portion	—	—	—	29,975	—	29,975
Operating lease liabilities, non-current portion	—	—	1,007	46,204	—	47,211
Deferred tax liabilities	—	—	39	9,634	—	9,673
Deficit of investments in subsidiaries and VIE	726,558	—	487,517	—	(1,214,075)	—
Other long-term payables	—	—	—	54,538	(54,538)	—
Total non-current liabilities	726,558	—	488,563	140,351	(1,268,613)	86,859
TOTAL LIABILITIES	742,157	882,412	671,087	1,047,388	(2,809,485)	533,559
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	264,882	(719,597)	17,638	(487,517)	1,189,476	264,882

	As of December 31, 2023
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	13,867	7,924	35,027	32,768	—	89,586
Restricted cash	—	—	—	4,775	—	4,775
Short-term investments	74,324	—	50,584	192,549	—	317,457
Inventory	—	—	—	3,464	—	3,464
Amounts due from subsidiaries and VIE, current portion	916,707	112,775	556,180	73,021	(1,658,683)	—
Prepaid expenses and other current assets	38	5	7,260	82,592	—	89,895
Total current assets	1,004,936	120,704	649,051	389,169	(1,658,683)	505,177
Operating lease right-of-use assets	—	—	4,452	22,261	—	26,713
Property, equipment and software, net	—	—	2,244	72,902	—	75,146
Land use rights	—	—	—	3,742	—	3,742
Long term investments	29,473	—	7,352	108,196	—	145,021
Investments in subsidiaries and VIE	—	158,916	—	—	(158,916)	—
Deferred tax assets	—	—	—	1,593	—	1,593
Rental deposit	—	—	944	1,555	—	2,499
Amounts due from subsidiaries and VIE, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	81	2,476	—	2,557
Total non-current assets	29,473	220,416	15,073	212,725	(220,416)	257,271
TOTAL ASSETS	1,034,409	341,120	664,124	601,894	(1,879,099)	762,448

Accrued expenses and other current liabilities	653	—	44,532	68,201	—	113,386
Amounts due to subsidiaries and VIE	15,228	916,708	105,249	621,498	(1,658,683)	—
Deferred revenue, current portion	—	—	—	156,830	—	156,830
Operating lease liabilities, current portion	—	—	2,267	4,845	—	7,112
Income tax payable	—	2	8	593	—	603
Total current liabilities	15,881	916,710	152,056	851,967	(1,658,683)	277,931
Deferred revenue, non-current portion	—	—	—	17,485	—	17,485
Operating lease liabilities, non-current portion	—	—	2,306	17,082	—	19,388
Deferred tax liabilities	—	—	16	10,120	—	10,136
Deficit of investments in subsidiaries and VIE	581,020	—	350,830	—	(931,850)	—
Other long-term payables	—	—	—	56,070	(56,070)	—
Total non-current liabilities	581,020	—	353,152	100,757	(987,920)	47,009
TOTAL LIABILITIES	596,901	916,710	505,208	952,724	(2,646,603)	324,940
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	437,508	(575,590)	158,916	(350,830)	767,504	437,508

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2024
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(1,674)	2,170	(133,350)	168,201	—	35,347
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(10,172)	—	—	—	10,172	—
Repayment from subsidiaries and VIE	44,589	32,918	—	—	(77,507)	—
Other investing investments	12,660	(35)	(50,372)	122,799	—	85,052
Net cash generated from/(used in) investing activities	47,077	32,883	(50,372)	122,799	(67,335)	85,052
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	10,172	—	—	(10,172)	—
Repayment to parent company	—	(44,589)	(4,044)	(28,874)	77,507	—
Other financing activities	(28,126)	—	—	—	—	(28,126)
Net cash (used in)/generated from financing activities	(28,126)	(34,417)	(4,044)	(28,874)	67,335	(28,126)

	For the Year Ended December 31, 2023
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	2,053	2,508	(84,322)	129,578	—	49,817
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(35,317)	(1,403)	—	—	36,720	—
Repayment from subsidiaries and VIE	56,733	409	—	—	(57,142)	—
Other investing investments	4,303	26,352	72,678	(163,049)	—	(59,716)
Net cash generated from/(used in) investing activities	25,719	25,358	72,678	(163,049)	(20,422)	(59,716)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	35,317	—	1,403	(36,720)	—
Repayment to parent company	—	(56,733)	(409)	—	57,142	—
Other financing activities	(12,744)	—	—	—	—	(12,744)
Net cash (used in)/generated from financing activities	(12,744)	(21,416)	(409)	1,403	20,422	(12,744)

	For the Year Ended December 31, 2022
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIE and VIE’s Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(396)	(54,545)	(18,061)	80,910	—	7,908
Investments in subsidiaries and VIE	—	—	—	—	—	—
Loans to subsidiaries and VIE	(43,962)	(3,320)	—	—	47,282	—
Repayment from subsidiaries and VIE	14,499	8,498	—	—	(22,997)	—
Other investing investments	25,283	(28,168)	(7,464)	(12,615)	—	(22,964)
Net cash (used in)/generated from investing activities	(4,180)	(22,990)	(7,464)	(12,615)	24,285	(22,964)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	43,962	3,320	—	(47,282)	—
Repayment to parent company	—	(14,499)	3,516	4,982	6,001	—
Other financing activities	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	—	29,463	6,836	4,982	(41,281)	—

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

Risks Related to Our Business and Industry

•
Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the government authorities of mainland China has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”
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
•
We are facing new risks and challenges related to the operations of our offline learning centers, which may adversely affect our business and results of operations.
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
•
Our business depends on our “Gaotu” brand. The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business. If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

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

Risks Related to Doing Business in China

•
Uncertainties with respect to the legal system of mainland China could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice and enforcement of these laws, regulations and rules involves uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”
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

Risks Related to Our Business and Industry

Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

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

We have also been rolling out face-to-face learning services and personalized learning experiences through our learning centers across the country and offering comprehensive educational programs and services to students across China. These new business directions have resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expanded course offerings and education services also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We also need to continue to develop, adapt or enhance number and quality of our course offerings in these new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our business strategies, we may not able to attract students to purchase our existing and new course packages outside of compulsory education academic subject tutoring services, and our business and prospects will be materially and adversely affected.

Following the cessation of compulsory education academic subject tutoring services, we have shifted our business strategies to expand our course and service offerings into new areas, grow our network of offline learning centers, and update and expand the content of our existing course, services and products in a cost-effective and timely manner. Our ability to attract students to purchase our course packages for either online or offline courses outside of compulsory education academic subject tutoring services is critical to maintaining our continued operations. This in turn will depend on several factors, including our ability to continue to develop, adapt or enhance number and quality of our course offerings in these new areas to respond to regulatory developments and evolving demands of our existing or prospective students, engage, train and retain high quality teaching staff in support of new course offerings, and effectively market our course offerings and enhance our brand awareness to a broader base of prospective students. The expansion of our course and education service offerings may not succeed due to evolving government regulations, competition, failure to effectively market our new courses, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new areas with sufficient growth potential to expand our course offerings, and demand for our courses, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in regulatory developments and market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

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

Furthermore, we are subject to risks associated with other aspects of our business operations. For example, we offer various educational content and learning products to our students such as books. However, the books we sell may inadvertently contain content that infringes upon third-party intellectual property rights without our knowledge, including unauthorized use of copyrighted material, plagiarism, or unlicensed reproductions. Such infringement claims could result in legal disputes, financial penalties, and reputational damage to us. In addition, we participate in and conduct live streaming activities to promote our courses and service offerings. Any failure to comply with third-party platform policies and regulations regarding hosts and content could lead to adverse consequences. Any inappropriate remarks, misleading claims, or non-compliant sales practices by hosts during such live streaming activities could result in temporary or permanent suspension of our accounts, fines, or mandatory business rectification, adversely affecting our business operations. We also organize research and study programs aiming to provide participants the opportunities to visit and study at overseas educational institutions, which may involve travel arrangements subject to seasonal travel price fluctuations, which could increase our operational costs and reduce profitability. We may also encounter unforeseen events such as political unrest, protests, natural disasters, or disease outbreaks, leading to cancellations, delays, or additional safety measures for such programs that could result in financial losses or reputational harm. Any of these events could adversely affecting our business, financial condition and results of operations.

We have incurred net losses in the past, and the cessation of compulsory education academic subject tutoring services have had and will continue to have a material adverse impact on our revenues. As a result, we may not remain profitable or increase profitability in the future.

We generated a net loss of RMB1,049.0 million (US$143.7 million) in 2024, compared to a net loss of RMB7.3 million in 2023 and a net income of RMB13.2 million in 2022. The cessation of compulsory education academic subject tutoring services has materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We may incur net losses in the future while exploring new business strategies, and we cannot assure you that we will be able to consistently generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest in developing new course offerings and digital products to attract new students and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not be profitable or increase our profitability in the future.

We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our current business model focusing on providing online and offline live classes. We transitioned from a membership-based service platform connecting teaching staff and students to our current business model in March 2017. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an internet-based education business in an evolving regulatory landscape, such as changing and expanding our education content offering in compliance with regulatory developments, building and managing reliable and secure IT systems and infrastructure, and engaging, training and retaining high quality employees such as our teaching staff and IT support staff. Our offline learning centers also introduce additional challenges related to local regulations, staffing and operational management. There are no guarantees that we will be able to effectively address these risks and uncertainties, or at all. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

We are facing new risks and challenges related to the operations of our offline learning centers, which may adversely affect our business and results of operations.

In addition to our online courses, we have established a nationwide network of learning centers offering comprehensive educational programs and services to students across China. Powered by our proprietary technology infrastructure, we are integrating our offline learning centers with online technologies and adopted different business models tailored to students’ different education needs to facilitate our operational efficiency.

We are facing new risks and challenges related to the operations of our offline learning centers. Each geographic region in China has distinct educational needs, consumer preferences, and competitive landscapes. As a result, we may need to adapt our course offerings, curricula, teaching methods, and pricing strategies to meet local market demands. Additionally, different provinces and cities in China impose varying regulations on private education institutions. Navigating these local regulatory environments requires considerable resources and may delay or hinder our expansion in certain areas.

Establishing each new learning center necessitates significant upfront capital, which can strain our financial resources and limit our ability to expand rapidly. To remain competitive and compliant with evolving educational standards, we must also invest continuously in maintaining and upgrading our facilities. These recurring expenses, including regular renovations and technology updates, could pressure our profit margins. As we grow our network of learning centers nationwide, the capital needed for new locations may outpace our revenue growth, potentially straining our cash flow and requiring additional financing. Furthermore, if we are unable to maintain consistent, high-quality teaching across all centers due to a shortage of experienced local instructors, our brand reputation may suffer. This could hinder our ability to attract students, materially and adversely affecting our business and future prospects.

If we are not able to continue to engage, train and retain high quality teaching staff, we may not be able to maintain consistent teaching quality, and our business, financial condition and results of operations may be materially and adversely affected.

We have adopted a dual-teacher system, comprised of high quality instructors and professional tutors. Our teaching staff is critical to the learning experience of our students and our reputation. We seek to engage high quality teaching staff with strong educational background and teaching skills. We must provide competitive pay and offer attractive career development opportunities to attract and retain them. We must also provide ongoing training to our teaching staff to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new education content, we may continue to engage additional high quality teaching staff with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to engage and train such teaching staff quickly, or at all. Furthermore, given other potential more attractive opportunities for our quality teaching staff, over time some of them may choose to leave us. Departure of quality teaching staff may reduce the attractiveness of our course offerings and negatively impact our paid course enrollments. Furthermore, in the event such quality teaching staff join our competitors, students may decide to follow such quality teaching staff and enroll in their courses offered through other education companies, which may further weaken our competitive position in the industry. Although we have not experienced major difficulties in engaging, training or retaining high quality teaching staff in the past, we may not always be able to engage, train and retain enough high-quality teaching staff to keep pace with our growth while maintaining consistent education quality. We may also face significant competition in engaging high quality teaching staff from our competitors or from other opportunities that are perceived as more desirable. A shortage of high-quality teaching staff, a decrease in the quality of our teaching staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high quality teaching staff would have a material adverse effect on our business, financial condition and results of operations.

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

Data Security and Cybersecurity

In June 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. On September 24, 2024, the CAC published the Regulations on the Network Data Security which came into force as from January 1, 2025. The Regulations on the Network Data Security require that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety. In addition, the Regulations on the Network Data Security require that data processors that process “important data” must conduct an annual data security risk assessment, and submit the assessment report of the preceding year to the municipal cybersecurity department. Since the Regulations on the Network Data Security are still relatively new, substantial uncertainties exist with respect to the interpretation, implementation, including the standards for determining activities that “affects or may affect national security” and how they will affect us. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the draft amendment to the PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Based on the facts that, (i) the Revised Cybersecurity Review Measures and the Regulations on the Network Data Security were newly adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent regulatory authorities of mainland China related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing laws and regulations of mainland China on cybersecurity, data security and personal data protection issued by the CAC.”

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the Regulations on the Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

Our business depends on our “Gaotu” brand. The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business. If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that the market recognition of our “Gaotu” brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

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

The private education industry in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each part of our current and future course and service offerings from other educational service providers, as we continue to restructure our core business and explore new opportunities after the cessation of compulsory education academic subject tutoring services.

Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these education service providers across a range of factors, including, among others, high quality instructors in the education industry, technology infrastructure and data analytics capabilities, quality of our education services and students’ learning experience, brand recognition and scope of our course offerings. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high quality teaching staff, or pursue new market opportunities, our net revenues may decrease, and our costs and expenses may increase as a result of such actions which may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent teaching staff or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, our net revenues may be materially and adversely affected.

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

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

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

Pursuant to the Alleviating Burden Opinion and the Opinion on Supervising After-School Tutoring Institutions, or the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operating permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. Due to the complex and evolving regulatory environment of the after-school tutoring industry, we cannot assure you that we have obtained and maintained all requisite private school operation permits and filings for all of our tutoring institutions and learning centers. However, there is also no assurance that we will be able to update or renew the existing permits and filings on a timely basis, or at all. We may be subject to fines, confiscation of the gains derived from our noncompliant operations, or suspension of our operations, for any non-compliance incidents occurred from time to time, which may materially and adversely affect our business and results of operations. For example, in October 2024, certain governmental authorities imposed an aggregate amount of approximately RMB150,000 of fines on two of our academic tutoring institutions in Jinan, Shandong Province for lack of private school operating permit. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures.

Pursuant to PRC laws and regulations related to publication, the publication and sale of our content products, such as books, require government approval and permit. We currently hold various Permits for Operating Publications through the VIE and its subsidiaries. Our subsidiaries offer teaching handouts and other materials to our students. It is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the National Press and Publication Administration or its local branches or other competent authorities deem such activities as publishing, such activities may be deemed as publishing activities without a Permit for Publication, Printing, Reproduction, Importation or Distribution or other illegal publishing activities, and we may become subject to penalties, fines, legal sanctions, confiscation of the gains derived from our non-compliant activities and tools and equipment for such activities, or an order suspending our printing and providing of teaching handouts and other materials to our students. For example, certain governmental authorities imposed an aggregate amount of approximately RMB21,000 of fines on two of our subsidiaries in Beijing for engaging in illegal publication.

There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, record renewals and registrations on a timely basis for our education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing rules and regulations, as well as other factors beyond our control and anticipation. We may develop new business lines or change the operations of certain of our current business in mainland China, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, record renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current services in mainland China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.”

Refunds or potential refund disputes of our course fees may negatively affect our cash flows, financial condition, and reputation.

For our courses, we offer refunds for any remaining classes in a course to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our education content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or education in general, and any change or development in applicable laws and regulations with respect to fees and tuitions charged by education service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our learning centers and offices are mainly located on leased premises. The lease term generally ranges from 0.2 to 7.2 years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the properties we use, and the early termination of our lease agreements under applicable PRC laws and regulations.

In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams follow an internal procedure to identify and assess risks when leasing properties in the normal course of business, and a final business decision would be made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed on due to the lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation.

In addition, we have not registered some of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. While the lack of registration would not affect the validity and enforceability of the lease agreements pursuant to the Civil Code, we may be required by the relevant governmental authorities to complete such registration, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered.

According to the PRC fire safety laws and regulations, construction and renovation of buildings are subject to fire control approvals or fire control filings. A portion of the properties we use do not fully comply with the fire control approval or fire control filing requirements primarily because we have a colossal network of learning centers and offices and different local authorities may have different practices in enforcing the regulatory requirements. We also cannot assure you that the properties we lease in the future would fully comply with the relevant fire control laws and regulations. If our use of the properties is challenged by relevant government authorities for lack of fire control procedures, we may be subject to fines and may need to relocate our operations to other locations, which would incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. As of the date of this annual report, we were not asked to relocate by any competent authority for lack of fire control procedures. To prevent the reoccurrence of such non-compliances, we have formulated management measures on property leasing which require our learning centers to investigate the fire control procedure status of a property and evaluate its fire control risk before leasing it, and complete the subsequent fire control procedures if required. For existing leased properties lacking fire control procedures, we also encourage our learning centers to voluntarily relocate when condition permits to reduce our compliant risk.

Accidents or injuries suffered by our students or other people caused by us, or perceived to be caused by us, may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arising from the actions of our employees or independent contractors. Although we have enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future.

In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students and customers from using our services. Although we carry certain liability insurance policies for our students and their parents, they may not be sufficient to cover all the compensation or even applicable to the accidents or injuries occurred. We could also face claims alleging that we should be liable for the accidents or injuries, or that we were negligent and provided inadequate supervision to our employees or independent contractors and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our employees or independent contractors could adversely affect our reputation, customer enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

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

If we fail to adopt new technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected. Our introduction and use of AI may present business, compliance, and reputational challenges which could materially and adversely affect our business, financial condition, and results of operations.

The technology used in internet and value-added telecommunications services in general, and in education services in particular, may evolve and change over time. As a data-driven education company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. If we fail to do so, our market share and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to failure to adopt new technologies, our business may be materially and adversely affected.

We have incorporated and utilize, and expect to continue to incorporate and utilize, third-party AI models in our learning services and content solutions, as well as in our AI-powered platform innovations and features. While our use of AI applications are primarily focused on improving internal operational efficiency, this incorporation of AI in our business and operations may become more significant over time. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business.

The regulatory and legal framework on AI is constantly evolving. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, the integration of AI technologies introduces risks related to data privacy, security, and regulatory compliance. Any failure to adequately address these concerns could result in legal liabilities, reputational damage, or financial penalties, which could negatively impact our business and financial performance.

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

As we shift our strategies in selling and marketing spending due to the impact of the Alleviating Burden Opinion and related regulations, rules and policies, we have reduced our brand advertisement and promotional course spending. As a result, we have seen significant decrease in our selling expenses in the fourth quarter of 2021. However, selling expenses still represented a significant portion of our operating expenses. Our sales and marketing activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial courses may not be attractive to our prospective students. For example, if our students attending trial courses do not purchase our standard courses, our business and results of operations may be materially and adversely affected. Furthermore, we may not be able to maintain or improve our operational efficiency. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the education market in mainland China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements is in compliance with applicable laws, regulations and regulatory requirements, especially given the potential changes in the interpretation of these laws and regulations of mainland China. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures. In April 2021, due to the way we represented our teachers and courses in certain advertisements and the way we displayed promotional prices for certain of our courses in our mobile app, we were found by PRC regulatory authorities to have violated the Price Law of the PRC and advertising laws and regulations, and we were consequently warned and imposed fines totaling RMB0.7 million. Further, despite any contractual safeguard, the advertising agencies we have worked with or will work with are not fully under our control, and they have committed and may again commit misconducts or otherwise produce subpar advertising content that give rise to false advertisement claims. In April 2021, we were fined approximately RMB262 thousand by the governmental authority for such misleading content in our advertisement. In January 2025, due to the QR codes we displayed in our published reference books, which will redirect to the online shop of our digitalized learning products, we were found by PRC regulatory authorities to have violated the Advertisement Law for distributing advertisement through products related to students, and we were consequently rectified and imposed a fine of RMB50,000. Any violations of applicable advertising laws and regulations of mainland China in the future may subject us to administrative actions or even penalties, and our reputation may be harmed as a result, which may negatively affect our business, financial condition, results of operations and prospects.

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

We have granted options and restricted share units, and recorded RMB122.7 million, RMB58.4 million and RMB53.2 million (US$7.3million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We maintain certain public liability insurance and property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our future developments, including our new business initiatives and any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new business developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•
investors’ perception of, and demand for, securities of educational service providers;
•
conditions of the U.S. and other capital markets in which we may seek to raise funds;
•
our future results of operations, financial condition and cash flows;
•
PRC governmental regulation of foreign investment in education in China;
•
economic, political and other conditions in China; and
•
PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged economic recession globally or in the jurisdictions where we operate. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to develop and grow new businesses, acquire necessary technologies, products or businesses, hire, train and retain teachers and other employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our common shares and ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments in educational business and some other services. Our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during summer vacation to prepare for admissions and assessment tests. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, including health epidemics and special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the COVID-19 pandemic since the beginning of 2020 had adversely affected our financial and operating results in the third and fourth fiscal quarters of 2020. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our common shares and ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

The current tensions in international trade and rising political tensions, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our NYSE listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

In addition, the U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. While we do not believe that the U.S.-China geopolitical tension will likely cause a material adverse impact on our business in the short term, further developments in the longer term could cause declines in the student enrollments for our overseas test preparation and English language training courses and overseas study related services and could have an adverse effect on our overall business and results of operations.

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

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we conduct our business in mainland China primarily through Beijing Gaotu, the VIE, and its subsidiaries, based on a series of contractual arrangements by and among the WFOEs, the VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, the shareholders of the VIE effectively assigned all of their voting rights and economic interests underlying their equity interest in the VIE to us, which gives us the power to direct the activities that most significantly impact the VIE’s economic performance. We consolidate financial results of the VIE and its subsidiaries into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIE holds the licenses, approvals and key assets that are essential for our operations. However, investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributed 100% of our revenues in 2024.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has published new policies that significantly affected certain industries, including the private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. It is uncertain how PRC government authorities will regulate overseas listings in the future, including whether we will be required to complete filings or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities promulgate new rules or interpretations that require us to obtain their approvals for our future overseas offerings, there is no guarantee that we will be able to obtain such approvals in a timely manner, or at all, and any such approvals that are obtained could potentially be rescinded. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Litigation and negative publicity against us or surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs and distract our management’s attention and cause the trading price of our ADSs and common shares to decline and fluctuate significantly. We may continue to be the target of adverse publicity and other detrimental conduct against us. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our operations, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect our business, results of operations and financial condition and the trading price of our ADSs and common shares.

Furthermore, we believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies, including us, after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other relevant licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites and our Apps, including those used for our online education business and sale of private label products and livestreaming e-commerce business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing Gaotu and Beijing Lexuebang enjoy a preferential enterprise income tax rate of 15% as they are recognized as high and new technology enterprises by PRC governmental authorities. The qualification as a high and new technology enterprise is subject to annual evaluation and a three-year review by the PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011 and could qualify the conditions of software enterprises specified in the Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission, or the NDRC, and the MIIT, is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Beijing Yuexuebang has obtained the Software Enterprise Certificate and has been exempted form exemption from enterprise income tax for 2023 and 2024. It will benefit from a reduced tax rate of 12.5% from 2025 to 2027. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

Increases in labor costs and potential non-compliance with the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

The economy of China has been experiencing increases in labor costs in recent years and the average wage in the mainland China is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

In addition, we are subject to the requirements to under various PRC laws and regulations. The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2025, these Class B ordinary shares constitute 44.0% of our total issued and outstanding share capital and 88.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, Mr. Chen has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Mr. Chen may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2024. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

B. Business Overview

Our Mission

Our mission is to make learning better.

We believe education is a lifelong journey of curiosity, growth and transformation. We put learners at the heart of all we do and grow alongside them every step of the way. Staying true to this purpose, we reimagine learning with the power of technology, creating experiences that are learner-centric, AI-powered and product-led. Building on a proven track record of innovation, we continue to push technological boundaries to elevate learning, making it more accessible, engaging and effective.

Who We Are

We are a leading data-driven education company focused on delivering measurable results through high-tech innovations. As the one of the few digital-native players among China’s leading education companies, we deliver AI-powered, product-led learning experiences that fuse high-quality teaching with frontier technology to build motivation, engagement and long-term growth.

We offer comprehensive learning solutions for learners across various age groups from primary school students to adults. Our diverse online course formats, including large-class, small-class and one-on-one tutoring, are complemented by an expanding offline network of learning centers across China to provide face-to-face learning opportunities. Powered by AI and data analytics, our online and offline offerings personalize learning pathways, enhance learning effectiveness and support the varying needs of learners across different subjects. In addition to structured courses, we provide learners with a rich collection of AI-enhanced content and applications, enabling them to pursue self-directed, individualized learning at their own pace.

What Makes Our Learning Experience Unique

We are dedicated to creating learner-centric learning solutions for all demographics. We redefine the way learning is both engaging and effective by combining top-tier teachers, innovative curriculum, leading-edge technology and a product-led approach. Key elements of our solutions include:

A mission-driven team of elite teachers. Behind every successful learning experience is an outstanding team of teachers who are deeply committed to empowering learners and driving measurable progress. Through rigorous recruitment and professional development programs, we build a robust talent pipeline that delivers high-quality educational experiences across online and offline course offerings. Our teachers are renowned for their engaging, dynamic teaching styles, artfully blending live interactions with tiered course designs to keep learners motivated and on track.

Proprietary curriculum innovation driving outcomes. We develop and refine proprietary, research-backed curricula to maximize learner engagement and drive measurable learning outcomes. Using deep learning analytics and adaptive knowledge graphs, we align our courses with the developmental needs of each learner, offering a structured yet personalized learning path. Our curriculum is crafted to inspire curiosity, foster critical thinking and encourage active participation, integrating interactive teaching methods with a focus on holistic development that extends beyond learning performance.

AI-powered, digital-native offering. As a born-digital platform, we have evolved into an AI-driven learning platform that makes education smarter, more personalized and more scalable. AI and big data analytics are embedded into every aspect of the education experience to optimize learner engagement, teaching effectiveness and operational efficiency.

•
For learners: effectiveness-focused personalization. AI-powered personalization fine-tunes content, pace and teaching delivery in real time, driving deeper engagement and tangible learning success while enhancing critical thinking, subject mastery and problem-solving skills.
•
For teachers: smarter teaching, less busywork. AI tools automate time-consuming tasks such as answering inquiries and study planning, providing real-time insights that improve teaching efficiency and allow teachers to focus on delivering personalized, high-impact learning experiences.

•
For operations: optimized growth and sustainable impact. AI analytics optimize strategies for learner acquisition, engagement and retention, enabling precise resource allocation, smarter marketing and scalable growth without compromising personal touch that drives our success.

Product-led growth defining engagement and expansion. We follow a proven product-led growth model that links product design directly with high-quality teaching delivery, creating impactful learning experiences that fuel organic growth. As our product matrix expands, we enrich diverse learning scenarios, boosting engagement and driving sustainable growth. By continuously refining each stage of the learning journey with real-time feedback, we elevate both learning effectiveness and learner satisfaction.

How We Drive Scalable Growth

Our success is fueled by two mutually reinforcing flywheels: the learning flywheel and the technology flywheel. These interconnected cycles create a self-sustaining loop of innovation, engagement and growth, continuously enhancing both educational outcomes and operational efficiency.

•
Learning flywheel driving growth and scalability. As a product-led platform, our focus on continuously improving and refining the learning experience magnifies engagement, attracting more learners to our platform. The more learners engage with our platform, the more learning scenarios and content available for us to refine our curriculum, enhance teaching quality and drive better learning effectiveness. Our elite teachers, proprietary curriculum and AI-driven personalization work together to create high-quality instruction, foster engagement and enhance learning effectiveness. As our courses become more engaging and effective, learner retention increases, attracting more learners through word-of-mouth referrals. A growing learner base generates valuable data and user insights, which feed back into our system to continuously refine both our curriculum and AI models, reinforcing this cycle of growth and improvement.
•
Technology flywheel enabling smarter operations. AI fuels our technology efficiency by optimizing product development, marketing, learner acquisition and retention strategies. Our intelligent algorithms refine learner targeting and improve conversion rates, making sure that scalability does not come at the cost of personalization. Our operations model also optimizes cost structures, enabling us to expand efficiently and maintain high-quality services. These technological efficiencies free up resources for reinvestment in AI advancements and product innovation, further strengthening both product offerings and overall business performance.

The learning and technology flywheels are closely intertwined, propelling each other forward in a continuous cycle. By elevating learning outcomes, we draw in more learners, generating rich data that refines our AI models. This continuous flow of data enhances our technology, empowering us to fine-tune learner targeting, streamline learner acquisition and improve retention strategies. As a result, we are able to scale rapidly, with our backend processes staying agile, nimble and aligned with our high standards of performance. This virtuous loop of innovation and growth places Gaotu at the leading edge of digital education, continuously redefining what can be achieved in the era of AI-empowered learning.

Our Technology Platform

Technology powers every stage of our education process from learner acquisition to success. By leveraging AI and big data analytics, we continuously enhance the learning experience and operational efficiency, creating a scalable model that drives measurable learning and business results.

Highlights of our technology platform include:

•
A deep data moat. With over a decade’s accumulation of online learning data, we have developed Gaotu Data Platform, a vast repository of teacher-learner interactions, learning behaviors and content feedback. We amplify the impact of our scale by continuously unlocking greater value from our data. As our data assets expand, our AI models become more precise, enabling more personalized instruction and fueling the development of new curriculum and product features that drive higher engagement and enhanced learning outcomes.

•
Human-AI collaboration. We believe AI is designed to complement, not replace, human roles in learning. It works in tandem with instructors and tutors to improve teaching efficiency and enhance learner relationships. AI-powered tools, such as learner demand analysis and learner progress insights, empower teachers to improve teaching quality and deepen their expertise. By automating routine tasks such as assignment grading and conversation analysis, AI allows teachers to focus on high-impact, personalized interactions and teaching delivery.
•
Effectiveness-oriented solutions. We leverage AI to deliver measurable improvements in both teaching effectiveness and operational efficiency. By automating key processes such as learner support and marketing, we have significantly reduced response times, streamlined workload distribution and optimized resource allocation. Our AI-driven personalization strategies improve learner engagement and amplify marketing impact, which lead to substantial gains in productivity and business performance.
•
Process automation for scalable operations. We apply AI across all facets of our business operations to streamline processes and maintain a high level of personalized service. By automating key processes such as lead management, learner interactions and routine administrative tasks, we optimize resource allocation and reduce manual workloads.
•
A shared, scalable infrastructure. Our shared technology infrastructure supports all of our products and services, accelerating the development and rollout of new features. By integrating a diverse range of leading-edge AI models, we refine personalized learning experiences, optimize learning analytics and elevate operational efficiency, which further strengthens our data-driven advantage.

We have built a full-stack AI architecture spanning data, algorithms and applications, among others, enabling an end-to-end intelligent system that supports everything from data governance to business operations. By leveraging our proprietary AI tools and services and industry-leading models, we have achieved breakthroughs in conversion efficiency, learning experiences and operational productivity.

Gaotu Data Platform. We have developed a centralized education data platform that collects and processes learner interactions across multiple dimensions, including course enrollment, live session attendance, assignment submissions and recorded lesson replays. Our advanced data analytics capabilities, powered by AI models and big data analytics, enhance the accuracy of learner behavior predictions, which enables us to optimize targeted marketing, streamline platform operations and refine the overall learning experience. Through predictive analytics, we anticipate course booking trends, topic preferences and learning progress, which allows us to provide personalized recommendations and improve marketing and instructional strategies. Our content development and sales and marketing teams leverage these insights to drive innovation in learner acquisition, refine promotional content distribution and enhance engagement. We also collaborate with major advertising media to expand our reach while maintaining strict data security.

Machine learning platform. Our machine learning platform accelerates model development, training and optimization by consolidating advanced deep-learning frameworks. Leveraging our AI architecture, we have developed a suite of proprietary AI models for learning applications, significantly enhancing accuracy in tasks such as automated dialogue generation and content creation for teaching and research. These models also power features and tools such as automated question answering and AI-driven teaching assistants, providing 24/7 personalized support to both learners and teachers. With a distributed training framework, we have shortened model iteration cycles from weeks to hours, enabling parallel experimentation across all business lines. To maximize AI performance, we implement a hybrid deployment approach, integrating third-party foundation models such as DeepSeek with our domain-specific AI, which balances between broad AI capabilities and specialized performance optimized for learning.

AI tools and MLOps. Our AI tools and MLOps platform transform operational workflows by automating processes to improve efficiency and scalability. AI automation has significantly reduced the need for human intervention in standardized operational tasks, such as executing standard operating procedures and lead allocation. Key AI applications implemented include intelligent learner engagement, where our AI-driven dialogue system manages a significant portion of learner inquiries, allowing teachers to focus on teaching without being interrupted by routine questions particularly during class hours. Our intelligent grading tools efficiently handle a large volume of assignments with a level of accuracy and consistency comparable to that of human teachers, thus enabling small teams to process thousands of submissions quickly and effectively. Additionally, our smart exam subject selection planner guides learners in making data-driven decisions about which subjects to focus on to maximize their chances of success. Our AI tutor mobile app, which operates without the involvement of human teachers, delivers personalized learning experiences and real-time feedback with 24/7 support. In marketing and learner acquisition, AI-driven content personalization through Q&A, intent recognition and targeted recommendations has substantially increased conversion rates and increased overall transaction value with enhanced marketing staff productivity.

Our Products and Services

We promote learner engagement and learning achievement by offering a wide range of adaptable learning formats that cater to various needs and preferences. Powered by our technology infrastructure and AI-driven digital tools, we continue to expand and refine our educational offerings and business models to deliver high-quality, personalized learning experiences in the way that best suits the needs of each learner.

Modes of Learning Delivery

We provide a range of online and offline learning formats, supported by AI tools, to deliver an engaging and effective experience for every learner.

Online courses. Our online learning formats include live large classes, which combine live-streamed lectures with AI-driven personalization and a dual-teacher system, where expert instructors lead classes, and a team of trained tutors offers real-time guidance in smaller groups. Through real-time classes along with small-group tutoring, learners across different regions can access top-tier teaching, benefiting from structured coursework, dynamic engagement tools and AI-powered learning analytics that adapt to their learning needs. In addition to large classes, we offer small-group and one-on-one tutoring sessions to accommodate varying learning preferences. Small-class format fosters lively discussions and peer collaboration in a seminar-style setting, and one-on-one tutoring sessions allow instructors to customize lessons based on each learner’s progress, learning style and learning goals. Our AI tutor further supports both instructors and tutors by promptly answering learner queries, offering instant explanations on difficult concepts and assisting with assignments at any time, which creates a fully rounded, human-AI-driven learning journey.

Offline courses. Expanding upon our online offerings, we are growing our nationwide network of learning centers across China to provide face-to-face learning opportunities and more localized educational experiences. Our learning centers cater to learners who value in-person teaching, offering a supportive environment for direct interaction with instructors and peer collaboration. To meet the diverse educational needs and preferences of learners across different regions, we continuously adapt our curriculum, teaching methods and pricing strategies to reflect local market conditions.

AI-powered applications. We aspire to make our AI-powered applications a go-to resource for interactive and on-the-go learning, delivering bite-sized, on-demand educational content that fits into learners’ daily schedules. Among these applications are Xiaotu Wenwen (小途问问), an AI-driven Q&A tool that uses multimodal interactions to provide instant answers to learning questions and personalize content recommendations, and Maodou Loves Poems (毛豆爱古诗), an immersive learning tool for ancient Chinese poetry combining animated explanations and intelligent recitation assessments with voice interactions and gamified challenges to engage young learners in adaptive learning. Designed with a learner-first approach, these applications provide intuitive access to AI-enhanced courses, intelligent practice exercises, real-time tutor support and personalized learning recommendations. Using big data analytics and adaptive learning pathways, our AI tools tailor to each learner’s pace, strengthen weak areas and improve retention through gamified challenges, progress tracking and an interactive learning community where learners connect, share insights and exchange experiences. Additionally, our AI-powered applications feature pop culture collaborations and celebrity-led courses that attract and inspire learners, ranging from an eight-minute lesson to a deep dive into complex topics.

Content Offerings

We offer a variety of courses for learners of different ages, covering a wide spectrum of topics. Our services primarily focus on learning services and educational content & digitalized learning products. All our course content is developed in-house to provide high quality and effective education experience for learners. Our teachers use our standardized curriculum for each course to ensure a seamless and effective learning experience for learners of different levels and backgrounds.

Learning Services

Learning services mainly include traditional learning services, non-academic tutoring services and college student and adult education services, each designed to meet distinct learning needs:

•
Traditional learning services. Our traditional learning services focus on traditional online non-compulsory academic subject tutoring services. We provide a comprehensive set of course offerings that covers core academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, geography and political science for learners to improve specific capabilities and achieve better grades in examinations.
•
Non-academic tutoring services. We provide a range of courses to nurture personal interests and intellectual curiosity. Our non-academic offerings include adolescent development, Cambridge English, international competitions and international examinations. These course offerings are constructive in encouraging learners to think critically, developing their learning skills and exploring a variety of fields beyond traditional academics. We are also actively expanding and refining these non-academic tutoring courses to meet the evolving needs of our growing learner base.
•
College student and adult education services. We support adult learners and college students with courses to advance their academic and professional paths. Our professional courses cater to college students and adults preparing for qualification exams, such as teacher certification, equipping them with the skills necessary to enhance their careers. Additionally, we offer admission courses to help learners excel in entrance exams and interviews for postgraduate programs, civil service exams and more. We also provide specialized English courses focused on improving key language skills, such as grammar, vocabulary and speaking, all of which are essential for career growth. For those pursuing studies abroad, we offer consulting services to guide learners through the application process, as well as exam preparation courses such as IELTS and TOEFL to support their international goals.

Educational Content & Digitalized Learning Products

Educational content & digitalized learning products mainly include content products, such as books and digitalized auxiliary learning tools. We are continuously improving our educational products by utilizing the expertise of our instructors and content team alongside AI and data analytics, such as content generation and graphical learning maps.

•
Educational content. Our in-house content development team designs all course materials, including course outlines, interactive courseware, practice exercises and lesson notes, to provide a smooth and effective learning experience for our learners. We have also published certain reference book, such as Chinese dictionaries and exam question compilations for the college entrance exam.
•
Digitalized learning products. We are actively expanding and upgrading our suite of education-focused digital products and solutions, which include AI-powered tools such as reading apps for young learners that provide real-time pronunciation correction and enhance reading comprehension. Additionally, we offer AI-based writing assessment tools that offer instant feedback to help learners improve their writing skills. We are also actively exploring the integration of intelligent hardware, such as learning pen and tablet devices for exam preparation, into our learning solutions, which we believe will further enhance the interactivity and personalization of the learning process.

Our Instructor and Tutor Talent

Our Instructors

We are committed to developing and maintaining a team of high-quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2024, we had 2,871 instructors, including 1,692 full-time instructors and 1,179 contract instructors.

We primarily seek qualified instructors who have extensive teaching experience and a strong reputation from other education institutions. We have adopted a quantitative approach to comprehensively assess candidates nationwide based on a wide set of criteria.

Recruitment

Leveraging our management team’s deep experience in the education sector, we have been able to accurately identify and effectively recruit and retain high quality instructors across our course offerings. We have a team of highly experienced recruitment personnel to seek qualified instructors across mainland China. We attract applicants through various online career platforms, and we regularly participate in job fairs. Prospective candidates must go through our rigorous interview process, including resume screening, in-person interviews, and demo courses.

Training and Supervision

All newly hired instructors are required to undergo standardized training to improve their skills in delivering courses to learners. Our instructors are required to continue to participate in periodic training programs that focus on education content, teaching skills and techniques, teaching performance, and our corporate culture and values.

We have a quality assurance team that monitors the performance of our instructors for each course and generates analysis reports for the supervisor in the relevant subject area. Our instructors regularly receive constructive feedback on their courses from their supervisor. Our quality assurance team evaluates instructors’ performance based on an integrated, standardized evaluation system, including presentation skills, teaching process, course content and reactions to any emergent events. We provide personalized training programs for each instructor to address particular areas for improvement based on feedback from learners and our quality assurance team.

Evaluation and Compensation

We adopt a comprehensive set of key performance indicators and qualitative factors to evaluate instructor performance, including, among others, learner retention, teaching capability, and dedication. Our instructors’ promotion is largely based on these key performance indicators and qualitative factors. To incentivize our instructors, we offer competitive performance-based bonuses based on learner and/or learner parent satisfaction.

Our Tutors

We have a team of passionate and well-qualified tutors that are essential to our business. We have developed methods for hiring, training and retaining qualified tutors, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy. Our tutors provide learning guidance and daily support to learners throughout the entire duration of a course. As of December 31, 2024, we had 4,505 tutors, including 3,170 full-time tutors and 1,335 contract tutors.

Our tutors’ responsibilities typically include:

•
interacting with learners frequently to monitor learners’ learning progress and facilitate an engaging learning environment;
•
responding to learners’ queries, correcting learners’ post-class exercises in a timely manner after submission and providing prompt and personalized feedback to learners;
•
cooperating with instructors to improve learner satisfaction and learner retention; and
•
offering additional services such as study planning, family education support and emotional guidance to help learners maintain a balanced approach to their studies and navigate any personal or learning challenges that may arise.

Recruitment

Leveraging our extensive experience in the private education sector, we have been able to effectively recruit and retain high quality tutors across our course offerings. We primarily seek tutor candidates from recent graduates of reputable universities in China who have demonstrated proficiency in the relevant subjects, a strong sense of responsibility, as well as good communication skills and learning capabilities. We hold recruiting events at universities across mainland China to seek for qualified candidates. We have entered into cooperation arrangements with universities in mainland China, through which we promote our job offerings to and accept applications from their students. We also partner with universities in mainland China to provide internship and graduate programs to develop a talent pipeline for our tutor team. In addition, we also attract outstanding experienced applicants through various online career websites and regularly participate in job fairs to hire qualified candidates with one to two years of work experience.

Training

We provide our newly hired tutors with an orientation program to introduce their workflow and job responsibilities. To ensure our tutors will continue to engage and build relationships with learners, we have developed systematic on-the-job training programs on four specific areas, including training that focuses on our corporate culture and responsibilities of tutors, standardized training for our tutors’ workflow, a training program that improves tutors’ personal capabilities, and a training program to enhance tutors’ management skills. Our tutors are required to attentively reach out to learners at each stage of their learning process based on our standardized workflow provided in our training programs. We also train our tutors to identify signs of learning challenges of learners and provide emotional support to learners to help cope with the challenging aspects of their studies. We have an on-going review mechanism to assess our tutors’ job performance.

Evaluation and Compensation

We use various key performance indicators to measure the performance of our tutors, which include, among others, learner retention, exercise completion, and learner satisfaction. Learners may provide feedback on the quality of our tutors anytime. Our tutors’ compensation consists of base salary and performance-based bonuses determined by learner retention and class and exercise completion.

Educational Content Development

Content Development Team

In addition to our skilled instructors, we have a dedicated team focused on developing high-quality educational content that supports our teaching efforts. As of December 31, 2024, we had a content development team of 587 professionals, who focus on the following three areas:

•
Proprietary course curriculum and educational content. Our content development team is responsible for designing, updating and refining our course syllabi and materials to stay aligned with the latest trends and advancements in each subject area to stay abreast of the latest trends in their respective subject areas.
•
Enhancing course materials for learning. To maximize the effectiveness of our online learning courses, our content development team collaborates closely with instructors to ensure that course materials are delivered in the most engaging and impactful way. While instructors maintain the flexibility to tailor their lessons, the team uses data analytics and best practice insights to guide instructors on how to best utilize course materials for optimal learning outcomes.
•
Designing and presenting course materials. Learners receive both physical copies and digital materials that are carefully curated to support their educational journey. Our content development team works on refining the layout and structure to ensure that the materials are not only functional but also enhance the overall learning experience. In addition, the team is consistently incorporating AI features into our products, such as reading apps for young learners that provide real-time pronunciation correction and elevate reading comprehension.

Content Development Process

We design and develop substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our learners. We maintain a strict process for creating new course materials. Before new course material is officially applied, the drafts, along with the accompanying practice exercises, typically undergo multiple rounds of internal review. We generally pilot test new courses for up to six to twelve months before they are broadly released. We regularly update our course materials to stay abreast of the latest trends in their respective subject areas. We also develop and update curricula and course materials tailored for classes of different difficulty levels to address different educational requirements and needs of our learners at different levels.

We believe comprehensive quiz banks and exercises are important to enhance learners’ learning effectiveness. We offer learners pre-class and in-class quizzes and exercises to help them better assess their learning outcomes and identify areas for improvement. Our tutors monitor learning performance in these quizzes and exercises and report to our content development team, who will update our quiz banks and exercises catering to learner needs as well as identify weaknesses in the educational content and make timely adjustments.

Course Fees

The course fees for our paid courses typically ranged from RMB99 to RMB32,800 per course in 2024. We offer discounts under various marketing campaigns and promotions. For example, we offer trial courses at below RMB99 per course.

Our course fees are generally collected in full upon enrollment. We accept payments through major third-party online payment channels in mainland China.

For our courses, we allow learners to withdraw from the enrolled courses at any time and receive refunds for the undelivered classes.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through AI-enabled content-driven strategies across various online and offline channels. At the same time, we also generate sales leads from word-of-mouth referrals by our learners. Additionally, our marketing strategies leverage AI-driven content personalization, including Q&A and targeted recommendations, to boost our conversion rates and the overall transaction value with improved marketing staff productivity. Our intelligent customer service is available to assist potential learners with their inquiries to streamline the process and improve response times. We believe our high-quality course offerings and satisfactory learning experience powered by our suite of AI applications will continue to contribute word-of-mouth referrals.

Sales Process

We have formulated an effective and systematic sales conversion standard operating procedure designed to optimize the effectiveness of each step of a prospective learner’s interaction with our platform, from content creation, content distribution, sales leads acquisition, to paid enrollment conversion and retention. We believe our sales efficiency relies on the multistage amplification of each of our sales links. We closely monitor the conversion of each sales link to measure our sales effectiveness and continually optimize each sales link. Through AI-driven sales lead tracking, we closely monitor the conversion of each sales link to measure our sales effectiveness and continually optimize each step.

Content Generation and Distribution

We have a dedicated learner growth team who produces highly informative marketing content generally in the format of featured articles and short-form videos on parent-child relationships, book list recommendation, and skill set knowledge, among others. Our promotional content is generally distributed through major social media platforms in mainland China to access targeted audiences.

Online Promotional Programs

The sales leads generated by our various marketing channels are directed to our sales team. Our sales team encourage prospective learners to sign up for promotional classes offered at a discount or for free. We devote significant resources to our trial programs as they make a great contribution to our new paid course enrollments.

Our lower priced promotional program provides a carefully designed curriculum featuring a series of trial courses throughout a three-to-six-day period. The trial courses follow a similar format and are delivered by the same high-quality instructors as our standard courses. Our instructors devote a significant amount of time to preparing these course materials in advance. We staff each class with the same high-quality tutors as in our standard courses to assist with learners’ daily study. Our lower priced promotional program creates an immersive experience for prospective learners to understand the effectiveness of our superior teaching quality.

The tutors promote our standard courses to prospective learners throughout the lower priced promotional program and continue to follow up with them after the lower priced promotional program. Our instructors also promote our paid courses when delivering courses in the lower priced promotional program. We believe their promotion, combined with prospective learners’ immersive experience of our courses, has served as an effective way to convert sales leads to paid course enrollments.

Offline Promotional Initiatives

We employ a variety of offline promotional initiatives to engage potential learners and strengthen brand presence, which include hosting expert lectures featuring renowned teachers and top achievers. We also partner with major schools to offer public classes to connect with target audiences directly. Additionally, we set up promotion points in communities and bookstores, offering free trial classes and distributing materials to convert prospects into active learners. Our offline educational salons provide a platform for parents to interact with experts on topics such as learning planning, which help us build trust and facilitate course enrollments.

Localized Promotional Events

Our localized promotional events engage with communities and strengthen regional connections. We partner with local education influencers, including bloggers and parent group leaders, to reach target audiences through live streams and product reviews. We also organize region-specific lectures featuring renowned local teachers. To enhance trust in second- and third-tier cities, we set up offline experience centers and collaborate with local tutoring institutions. Additionally, we customize our marketing materials, using dialect-specific content in areas such as Guangdong and Sichuan to better resonate with local parents.

Data Privacy and Security

We are committed to protecting our learners’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of our learners.

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

Competition

The education service market in mainland China is fragmented. We face competition in each topic of our course offerings from other educational service providers, such as TAL Education Group, New Oriental Education & Technology Group Inc. and some private companies.

We compete primarily on the following factors:

•
quality of education services and learners’ learning experience;
•
the quality of teaching staff;
•
technology infrastructure and data analytics capabilities;
•
brand recognition; and
•
scope of course offerings.

We believe that we are well-positioned to effectively compete with our peers with respect to the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition in each part of our current and future course and service offerings, which could divert learners to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us is our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this annual report, we have registered 412 domain names relating to our business, 189 software copyrights, 43 work copyrights, 116 patents and 1,066 trademarks in mainland China.

Insurance

We maintain public liability insurance and property insurance policies covering learners, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

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

Regulation Related to After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions on August 22, 2018, or the State Council Circular 80, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students. The State Council Circular 80 provides for the conditions for approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to tighten regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that after-school tutoring institutions (i) have fixed training premises that conform to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire teachers who are working concurrently in primary or secondary schools, and teachers tutoring in academic subjects such as English are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities linked with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. According to State Council Circular 80, extracurricular training institutions are also required to disclose and file relevant information, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day. After-school tutoring institutions can only collect in advance fees for courses spanning three months or shorter. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school tutoring institutions within their administrative area.

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

In addition, the Alleviating Burden Opinion also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operating permit.

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

On November 21, 2022, the Chinese Ministry of Education and relevant authorities published the Opinions on Strengthening the Prevention and Administration of Invisible and Variant Tutoring on Academic Subjects, which stipulates that competent government authority will strengthen control and supervision over key locations such as commercial buildings and residential areas where there is a high incidence of illegal after-school tutoring, and institutions and individuals who engage in illegal after-school tutoring will be subject to penalties.

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

On November 11, 2024, the Guangdong Education Bureau and Guangdong Human resources and Social Security Bureau jointly issued the Standard of the Establishment of Off-campus Tutoring Institutions, specifying a series of requirements for the establishment and operation of academic off-campus tutoring institutions in Guangdong Province, with respect to their registered capitals, employed teachers, premise, facilities and fire safety measures.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. However, as many of these regulations for online education are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

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

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the laws and regulations, Beijing Gaotu, the VIE, and two of its subsidiaries, Shanghai GaoTuYunJi Education Technology Co., Ltd., Beijing Xinjianzhineng Technology Co., Ltd., each currently holds a Value-added Telecommunications Business Operating License.

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

Regulation Related to Foreign Investment Restrictions

Investment activities in mainland China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Negative List, which was promulgated by the Ministry of Commerce and the NDRC in September 2024 and came into effect in November 2024. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

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

On April 8, 2024, the MIIT promulgated the Announcement on Conducting the Pilot Program for Expanding the Opening-up of Value-added Telecom Services, or the Announcement. According to the Announcement, the pilot program will be initially conducted in the Beijing Comprehensive Demonstration Zone for Expanding the Opening-up of the Service Industry, Lingang New Area and Leading Area for Socialist Modernization Construction of the Shanghai Free Trade Zone, Hainan Free Trade Port, and Shenzhen Demonstration Zone of Socialism with Chinese Characteristics. The Announcement further specifies that in the approved pilot areas, restrictions on foreign ownership ratio will be removed for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, as well as information distribution platforms and delivery services in information services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services. The MIIT will be responsible for organizing the valuation and validation of the pilot implementation plans and conditions in these four areas, and making decisions regarding their approval. In October 2024, the MIIT officially launched the Pilot Program for Expanding the Opening-up of Value-added Telecom Services, or the Pilot Program. Given the recent enactment of the Announcement, there remains uncertainty with respect to the interpretation and practical application; given the recent launch of the Pilot Program, there remains uncertainty with respect to the process, timeframe and result of the approval.

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

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the License for Online Transmission of Audio-Visual Programs. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain a License for Online Transmission of Audio-Visual Programs or to complete the required registration. However, we may not be able to obtain the License for Online Transmission of Audio-Visual Programs as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

Regulation Related to Production and Distribution of Radio and Television Programs

On July 19 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which became effective on August 20, 2004 and were last amended on October 29, 2020. These administrative measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these administrative measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

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

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there has been no explicit interpretation from the governmental authorities nor is there a prevailing enforcement practice that deems the provision of our educational content to our students through our online platform as “online publishing,” which would require an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

On September 24, 2024, the CAC published the Regulations on the Network Data Security which came into force as from January 1, 2025. The Regulations on the Network Data Security require that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety. In addition, the Regulations on the Network Data Security require that data processors that process “important data” must conduct an annual data security risk assessment, and submit the assessment report of the preceding year to the municipal cybersecurity department.

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

Regulation Related to Publishing and Publication Distribution

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on December 6, 2024 and came into effect on January 20, 2025. The Publication Regulations apply to publication activities, i.e., the publishing, printing, reproducing, importation or distribution of publications, including books, newspapers, periodicals, audio-visual products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, reproducing, importation or distribution of publications, shall obtain relevant permits of publishing, printing, reproducing, importation or distribution of publications.

Under the Administrative Provisions on the Publications Market, which were jointly promulgated by the SAPPRFT and the Ministry of Commerce on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Permit for Operating Publications from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, under the administrative provisions. Without the requisite license, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We currently hold various Permits for Operating Publications through the VIE and its subsidiaries.

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

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or Circular 9, which sets forth an upper limit for mainland China entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets × cross-border financing leverage ratio × macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. Circular 9 provided for a one-year transitional period from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either the method of calculation described in the preceding paragraph or the method of calculation described in this one. After the transition period, the maximum amount applicable to foreign-invested enterprises is to be determined by the People’s Bank of China and SAFE separately. However, although the one-year transitional period ended on January 10, 2018, as of the date of this annual report, neither the People’s Bank of China nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the limit based on net assets described in this paragraph in calculating the maximum amount of foreign debt they may hold from the date of promulgation of Circular 9. In addition, according to Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. According to an announcement promulgated by the PBOC and the SAFE on July 20, 2023, the macro-prudent regulation parameter is raised to 1.5.

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

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was last amended on December 29, 2018. On December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was latest amended on December 6, 2024 and came into effect on January 20, 2025. The Enterprise Income Tax Law imposes a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

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

Contractual Arrangements with the VIE and Its Shareholders

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are exempted company with limited liability incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we primarily conduct our business in mainland China through Beijing Gaotu, the VIE in mainland China which we refer to as the VIE in this annual report, based on a series of contractual arrangements by and among Beijing Lexuebang, the VIE and its shareholders. On January 26, 2021, the WFOEs entered into a supplementary agreement with the VIE and the shareholders of the VIE. Pursuant to the supplementary agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the original agreements, enjoyed the same rights of Beijing Lexuebang under the original agreements and jointly assume the obligations of Beijing Lexuebang thereunder. On November 30, 2024, the WFOEs entered into a Supplementary Agreement to the Exclusive Management Services and Business Cooperation Agreement with the VIE and the shareholders of the VIE. Pursuant to the Supplementary Agreement, certain significant subsidiaries are included in the list of the subsidiaries of the VIE attached as Appendix II of the Exclusive Management Services and Business Cooperation Agreement.

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

D. Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 29,474 square meters to support our content development activities and daily operations, with lease term ranging from 2.4 to 6.3 years. In addition, we lease approximately 183,946 square meters, to support our daily operations, with lease terms ranging from 0.2 to 7.2 years in Beijing and 20 other provinces and municipalities throughout mainland China. We lease all of the facilities that we currently occupy from independent third parties.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving mainland China’s private education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in mainland China, which has allowed many households in mainland China to spend more on education. We have also benefited from the increasing internet penetration in mainland China. At the same time, however, our results are subject to changes in the regulatory regime governing mainland China’s private education industry, particularly uncertainties relating to online education services. In particular, on July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. Among other things, the Alleviating Burden Opinion provides that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; and (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Private Education” for more details. As a result, we ceased offering compulsory education academic subject tutoring services by the end of 2021, and took other measures to maintain our continued operations. Currently, our focus is on offering and developing traditional learning services, non-academic tutoring services, and college student and adult education services, as well as educational content and digitalized learning products. We are also exploring new opportunities to further enrich our business offerings as we continue to expand our student base. In addition, our new businesses may be adversely affected by fierce competition and uncertainties of the industry with respect to the development of regulatory requirements.

Our business, financial condition, results of operations and prospect have been materially and adversely affected in 2022, 2023, 2024 and subsequent periods by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and related regulations, rules and policies, as well as our new business directives in the non-compulsory education business vertical. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

In addition, the PRC government regulates various other aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

While our business is influenced by general factors affecting the education industry in mainland China, our results of operations are also directly affected by certain company specific factors, including the following major factors:

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

We offer most of our courses online in a live format. Our future success depends on the development and application of relevant technologies to meet our demand for sufficient network capacity and to strengthen proprietary capabilities in areas such as AI and big data analytics, all in a cost-effective manner. While we continue to focus on our technology development, we plan to devote more resources to upgrading our technology infrastructure and software upgrades to increase our operational efficiency.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net Revenues

In 2022, 2023 and 2024, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Learning services	2,436,110	97.5	2,872,901	97.0	4,419,964	605,533	97.1
Educational content & digitalized learning products	26,791	1.1	55,980	1.9	83,930	11,498	1.8
Other revenue	35,313	1.4	31,932	1.1	49,662	6,804	1.1
Total	2,498,214	100.0	2,960,813	100.0	4,553,556	623,835	100.0

Our learning services in 2022, 2023 and 2024 primarily consisted of tutoring fees from traditional learning services, non-academic tutoring services, college student and adult education services. Our educational content & digitalized learning products primarily consisted of the amount of sales in books and digitalized auxiliary learning tools. Our other revenue was primarily derived from the rent we charged to third parties.

In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. Currently, we focus on offering traditional learning services, non-academic tutoring services, college student and adult education services, as well as educational content and digitalized learning products. The cessation of our compulsory education academic subject tutoring services has materially and adversely affected our financial condition and results of operations in 2022, 2023 and 2024, and we expect it will continue to have an adverse effect on our financial condition and results of operations in 2025 and subsequent periods.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB701.1 million, RMB790.2 million and RMB1,454.9 million (US$199.3 million) in 2022, 2023 and 2024, respectively. Our cost of revenues also includes costs for teaching materials, transaction fee paid to third-party online payment channels, rental expenses for our office space, and server and bandwidth costs.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB1,179.8 million, RMB1,501.2 million and RMB2,963.7 million (US$406.0 million) in 2022, 2023 and 2024, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense.

Research and development expenses. We recorded research and development expenses of RMB445.1 million, RMB462.0 million and RMB648.1 million (US$88.8 million) in 2022, 2023 and 2024, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, server and bandwidth expenses and others.

General and administrative expenses. We recorded general and administrative expenses of RMB290.3 million, RMB356.4 million and RMB668.7 million (US$91.6 million) in 2022, 2023 and 2024, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel.

Taxation

We had income tax expenses of income tax benefits of RMB15.7 million in 2022, income tax expenses of RMB10.7 million in 2023, and income tax expenses of RMB8.6 million (US$1.2 million) in 2024. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in Cayman Islands, Hong Kong and mainland China.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 and 2024.

Mainland China

Generally, our mainland China onshore subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under the tax laws and accounting standards of mainland China.

Beijing Gaotu, the VIE, was qualified as a high and new technology enterprise in August 2017, which reduced its enterprise income tax rate to 15%. Its qualification was renewed in November 2023 and it can continue to enjoy the 15% preferential tax rate until December 2026.

Beijing Lexuebang was qualified as a high and new technology enterprise during the year ended December 31, 2019. Its qualification was renewed in December 2022 and it can continue to enjoy the 15% preferential tax rate until 2024.

Beijing Yuexuebang has obtained a Software Enterprise Certificate in 2024 and renewed in 2025, and adopted exemption from enterprise income tax for 2023 and 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	2,498,214	100.0	2,960,813	100.0	4,553,556	623,835	100.0
Cost of revenues(1)	(701,050)	(28.1)	(790,207)	(26.7)	(1,454,917)	(199,323)	(32.0)
Gross profit	1,797,164	71.9	2,170,606	73.3	3,098,639	424,512	68.0
Operating expenses
Selling expenses(1)	(1,179,760)	(47.2)	(1,501,200)	(50.7)	(2,963,736)	(406,030)	(65.1)
Research and development expenses(1)	(445,117)	(17.8)	(462,043)	(15.6)	(648,063)	(88,784)	(14.2)
General and administrative expenses(1)	(290,339)	(11.7)	(356,369)	(12.0)	(668,673)	(91,608)	(14.7)
Total operating expenses	(1,915,216)	(76.7)	(2,319,612)	(78.3)	(4,280,472)	(586,422)	(94.0)
Loss from operations	(118,052)	(4.8)	(149,006)	(5.0)	(1,181,833)	(161,910)	(26.0)
Interest income	21,370	0.9	75,829	2.6	70,384	9,643	1.5
Realized gains from investments	42,264	1.7	31,230	1.1	25,302	3,466	0.6
Other income, net(2)	51,885	2.1	54,471	1.8	45,825	6,278	1.0
(Loss)/income before provision for income tax and share of results of equity investees	(2,533)	(0.1)	12,524	0.5	(1,040,322)	(142,523)	(22.9)
Income tax benefits/(expenses)	15,705	0.6	(10,657)	(0.4)	(8,632)	(1,183)	(0.2)
Share of results of equity investees	—	—	(9,165)	(0.3)	—	—	—
Net income/(loss)	13,172	0.5	(7,298)	(0.2)	(1,048,954)	(143,706)	(23.1)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	42,490	12,959	7,003	959
Selling expenses	6,659	8,603	9,267	1,270
Research and development expenses	39,172	17,012	8,942	1,225
General and administrative expenses	34,333	19,779	28,005	3,837
Total	122,654	58,353	53,217	7,291

(2)
The amount of other expenses for 2022, 2023 and 2024 have been combined with other income.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our net revenues increased by 53.8% from RMB2,960.8 million in 2023 to RMB4,553.6 million (US$623.8 million) in 2024. This increase was primarily due to the 68.1% increase in gross billings from RMB3,338.8 million in 2023 to RMB5,612.4 million in 2024.

Net revenues from learning services increased by 53.9% from RMB2,872.9 million in 2023 to RMB4,420.0 million (US$605.5 million) in 2024. This increase was primarily due to the continuous year-over-year growth of gross billings in traditional learning services and non-academic tutoring services in 2024 as a result of our sufficient and effective response to strong market demand.

Net revenues from educational content & digitalized learning products increased by 49.8% from RMB56.0 million in 2023 to RMB83.9 million (US$11.5 million) in 2024. This increase was primarily attributable to the increased sales amount in books businesses.

Net revenues from other revenue increased by 55.8% from RMB31.9 million in 2023 to RMB49.7 million (US$6.8 million) in 2024, primarily attributable to software sales revenue from a third party.

Cost of revenues

Our cost of revenues increased by 84.1% from RMB790.2 million in 2023 to RMB1,454.9 million (US$199.3 million) in 2024. This increase was primarily due to expansion of instructors and tutors workforce, growing rental cost, as well as an increased cost of learning materials.

Gross profit

As a result of the foregoing, our gross profit increased by 42.8% from RMB2,170.6 million in 2023 to RMB3,098.6 million (US$424.5 million) in 2024. Our gross margin decreased from 73.3% in 2023 to 68.0% in 2024.

Operating expenses

Our total operating expenses increased by 84.5% from RMB2,319.6 million in 2023 to RMB4,280.5 million (US$586.4 million) in 2024.

Selling expenses. Our selling expenses increased by 97.4% from RMB1,501.2 million in 2023 to RMB2,963.7 million (US$406.0 million) in 2024. The increase was mainly due to the expansion of employee workforce of learning advisers and marketing personnel, as well as a higher expenditure on marketing and branding activities.

Research and development expenses. Our research and development expenses increased by 40.3% from RMB462.0 million in 2023 to RMB648.1 million (US$88.8 million) in 2024, primarily due to the expansion of employee workforce of content and technology development personnel.

General and administrative expenses. Our general and administrative expenses increased by 87.6% from RMB356.4 million in 2023 to RMB668.7 million (US$91.6 million) in 2024. This increase was primarily due to the expansion of employee workforce of general management and support personnel.

Loss from operations

We had loss from operations of RMB149.0 million in 2023 and loss from operations of RMB1,181.8 million (US$161.9 million) in 2024.

Interest income & realized gains from investments

Our interest income and realized gains from investments decreased by 10.6% from RMB107.1 million in 2023 to RMB95.7 million (US$13.1 million) in 2024, primarily due to a decrease in short-term and long-term financial investments at the end of 2024 compared to the beginning of 2024.

Other income, net

Other income is offset by other expenses. Other income decreased by 16.0% from RMB54.5 million in 2023 to RMB45.8 million (US$6.3 million) in 2024, primarily due to the decreased VAT additional deduction in 2024.

Income tax expenses

We had income tax expenses of RMB10.7 million in 2023 and income tax expenses of RMB8.6 million (US$1.2 million) in 2024.

Net loss

As a result of the foregoing, we had a net loss of RMB7.3 million in 2023 and a net loss of RMB1,049.0 million (US$143.7 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our net revenues increased by 18.5% from RMB2,498.2 million in 2022 to RMB2,960.8 million in 2023. This increase was primarily due to the 31.7% increase in gross billings from RMB2,534.2 million in 2022 to RMB3,338.8 million in 2023.

Net revenues from learning services increased by 17.9% from RMB2,436.1 million in 2022 to RMB2,872.9 million in 2023. This increase was primarily due to the growth of gross billings in traditional learning services and non-academic tutoring services in 2023 as a result of our sufficient and effective response to the strong market demand.

Net revenues from educational content & digitalized learning products increased by 109.0% from RMB26.8 million in 2022 to RMB56.0 million in 2023. This increase was primarily attributable to the increased sales amount in books businesses.

Net revenues from other revenue decreased by 9.6% from RMB35.3 million in 2022 to RMB31.9 million in 2023, primarily attributable to the decreased rent we charged to third parties.

Cost of revenues

Our cost of revenues increased by 12.7% from RMB701.1 million in 2022 to RMB790.2 million in 2023. This increase was primarily due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost.

Gross profit

As a result of the foregoing, our gross profit increased by 20.8% from RMB1,797.2 million in 2022 to RMB2,170.6 million in 2023. Our gross margin increased from 71.9% in 2022 to 73.3% in 2023.

Operating expenses

Our total operating expenses increased by 21.1% from RMB1,915.2 million in 2022 to RMB2,319.6 million in 2023.

Selling expenses. Our selling expenses increased by 27.2% from RMB1,179.8 million in 2022 to RMB1,501.2 million in 2023. The increase was mainly due to the growth of labor expenses of learning advisers and marketing personnel, as well as a higher expenditure on marketing and branding activities.

Research and development expenses. Our research and development expenses increased by 3.8% from RMB445.1 million in 2022 to RMB462.0 million in 2023, primarily due to the growth of labor expenses of content and technology development personnel.

General and administrative expenses. Our general and administrative expenses increased by 22.7% from RMB290.3 million in 2022 to RMB356.4 million in 2023. This increase was primarily due to the growth of labor expenses as a result of an increase in the number of general management and support personnel.

Loss from operations

We had loss from operations of RMB118.1 million in 2022 and loss from operations of RMB149.0 million in 2023.

Interest income & realized gains from investments

Our interest income and realized gains from investments increased by 68.2% from RMB63.6 million in 2022 to RMB107.1 million in 2023, primarily due to an increase in cash and cash equivalents, restricted cash, short-term investments and long-term investments at the end of 2023 compared to the beginning of 2023, which resulted in an increase in the size of funds available for our financial investments in 2023.

Other income, net

Other income increased by 5.0% from RMB51.9 million in 2022 to RMB54.5 million in 2023. The increase was primarily due to an increase of super deduction in VAT input amount of RMB4.6 million recorded in other income, which is similar to a government subsidy in nature. According to the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, we are allowed to deduct an additional 5% or 10% of the deductible VAT input amount for the year ended December 31, 2023.

Income tax benefits/(expenses)

We had income tax benefits of RMB15.7 million in 2022 and income tax expenses of RMB10.7 million in 2023.

Net income/(loss)

As a result of the foregoing, we had a net income of RMB13.2 million in 2022 and a net loss of RMB7.3 million in 2023.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

Historically, we offered a comprehensive set of online courses, which primarily included compulsory education academic after-school tutoring courses covering major subjects at all grades. However, the regulatory developments relating to after-school tutoring services, including the Alleviating Burden Opinion and its implementation measures, prohibit, among other things, academic AST providers from offering classes over contents outside of or in advance of the school curriculum. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with the regulatory developments have materially and adversely affected and will continue to have a material adverse impact on our revenues in 2022, 2023, 2024 and subsequent periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —The cessation of the compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	54,545	353,697	258,007	35,347
Net cash (used in)/generated from investing activities	(158,385)	(423,978)	620,821	85,052
Net cash used in financing activities	—	(90,480)	(205,302)	(28,126)
Effect of exchange rate changes	26,650	10,781	(17,139)	(2,349)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(77,190)	(149,980)	656,387	89,924
Cash, cash equivalents and restricted cash at the beginning of the year	897,123	819,933	669,953	91,783
Cash, cash equivalents and restricted cash at the end of the year	819,933	669,953	1,326,340	181,707

Our principal source of liquidity has been cash generated from operating activities. As of December 31, 2024, we had RMB1,321.1 million (US$181.0 million) and RMB5.2 million (US$0.7 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash.

As of December 31, 2024, we had RMB1,845.2 million (US$252.8 million) and RMB922.7 million (US$126.4 million) in short-term investments and long-term debt investments, respectively. Our short-term and long-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

As of December 31, 2024, our prepaid expenses and other current assets were RMB431.8 million (US$59.2 million). Our prepaid expenses and other current assets mainly consist of receivables from third parties, prepaid VAT and income tax, prepaid other service fees, and receivables from third-party payment platforms.

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

As of December 31, 2024, 83.1% of our cash and cash equivalents were held in mainland China and 16.9% in Hong Kong, and 79.7% were denominated in Renminbi while 20.3% were denominated in U.S. dollars. As of December 31, 2024, 75.0% of our short-term and long-term investments were held in mainland China; 81.1% was denominated in Renminbi. As of December 31, 2024, 37.8% of our cash and cash equivalents and 47.7% of our short-term and long-term investments were held by the VIE and its subsidiaries.

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

Operating activities

Net cash generated from operating activities in 2024 was RMB258.0 million (US$35.3 million), as compared to a net loss of RMB1,049.0 million (US$143.7 million). The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB65.0 million (US$8.9 million) in depreciation of property, equipment and software and amortization of intangible assets, RMB53.2 million (US$7.3 million) in share-based compensation, and (ii) a net increase in changes in operating assets and liabilities by RMB1,193.4 million (US$163.5 million), which was primarily attributable to an increase of RMB848.3 million (US$116.2 million) in deferred revenue due to the course delivery, an increase of RMB421.0 million (US$57.7 million) in accrued expenses and other current liabilities, an increase of RMB67.0 million (US$9.2 million) in other assets and an increase of RMB14.3 million (US$2.0 million) in prepaid expenses and other current assets.

Net cash generated from operating activities in 2023 was RMB353.7 million, as compared to a net loss of RMB7.3 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB58.4 million in share-based compensation, RMB54.2 million in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net increase in changes in operating assets and liabilities by RMB257.5million, which was primarily attributable to an increase of RMB278.3 million in deferred revenue due to the course delivery, an increase of RMB202.7 million in accrued expenses and other current liabilities, an increase of RMB182.6 million in prepaid expenses and other current assets, and an increase of RMB45.2 million in other assets.

Net cash generated from operating activities in 2022 was RMB54.5 million, as compared to a net income of RMB13.2 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB122.7 million in share-based compensation, RMB70.8 million in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net decrease in changes in operating assets and liabilities by RMB101.6 million, which was primarily attributable to a decrease of RMB329.9 million in accrued expenses and other current liabilities, a decrease of RMB293.5 million in other assets, and a decrease of RMB36.9 million in deferred revenue due to the course delivery.

Investing activities

Net cash generated from investing activities in 2024 was RMB620.8 million (US$85.1 million), primarily due to proceeds from the maturity of short-term and long-term investments of RMB15,427.3 million (US$2,113.5 million), partially offset by the purchase of short-term and long-term investments of RMB14,806.1 million (US$2,028.4 million).

Net cash used in investing activities in 2023 was RMB424.0 million, primarily due to the purchase of short-term and long-term investments of RMB20,428.0 million, partially offset by proceeds from the maturity of short-term and long-term investments of RMB20,145.9 million.

Net cash used in investing activities in 2022 was RMB158.4 million, primarily due to the purchase of short-term investments of RMB29,317.8 million, partially offset by proceeds from the maturity of short-term investments of RMB29,249.3 million.

Financing activities

Net cash used in financing activities in 2024 was RMB205.3 million (US$28.1 million), primarily due to repurchase of ordinary shares.

Net cash used in financing activities in 2023 was RMB90.5 million, primarily due to repurchase of ordinary shares of RMB90.5 million.

We did not conduct any financing activities in 2022.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our capital expenditures, operating lease obligations and real estate purchase obligations.

Our capital expenditures primarily relate to leasehold improvements and investments in computers, network equipment and software, and intangible assets. Our capital expenditures were RMB34.0 million, RMB40.8 million, and RMB179.9 million (US$24.6 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance, and short-term investments. We will continue to make capital expenditures to meet the expected growth of our business.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2024:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Operating lease commitments(1)	558.9	175.1	237.2	136.2	10.4
Total	558.9	175.1	237.2	136.2	10.4

Note:

(1)
Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C. Research and Development, Patents and Licenses, etc.

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2024, we had a technology research and development team of 685 professionals.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation allowance for deferred tax asset

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	53	Chairman of the Board of Directors and Chief Executive Officer
Jin Cui	67	Independent Director
Yiming Hu	53	Independent Director
Hao Sun	36	Independent Director
Nan Shen	40	Senior Vice President and Chief Financial Officer
Bin Luo	42	Senior Vice President

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

Mr. Hao Sun has served as our director since April 2025. Mr. Sun has also been a Tenured Associate Professor in the Gaoling School of Artificial Intelligence at Renmin University of China since September 2021. Previously, Mr. Sun held Tenure-Track Assistant Professor positions at the Northeastern University, Boston from 2018 to 2021, and at the University of Pittsburgh from 2017 to 2018. Mr. Sun received his bachelor’s degree in civil engineering from Hohai University in 2010, his master’s and Ph.D. degrees in engineering mechanics from Columbia University in 2011 and 2014, respectively, and completed his postdoctoral training at MIT during 2014 to 2017. Mr. Sun’s research focuses on interdisciplinary AI with applications spanning science, engineering, and education. Mr. Sun has authored 80 peer-reviewed publications in top-tier journals such as Nature Machine Intelligence and Nature Communications, as well as leading AI conferences including ICLR, NeurIPS, and KDD.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB3.6 million (US$487 thousand) and RMB2.6 million (US$360 thousand) in cash to our executive officers and non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The number of shares reserved increases automatically if and whenever the unissued shares reserved account for less than 1% of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 28, 2025, a total of 838,694 options had been granted and remained outstanding and a total of 4,505,155 restricted share units had been granted and remained outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

Our directors and executive officers did not hold any outstanding options under the Plan as of February 28, 2025, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

As of February 28, 2025, our employees held 838,694 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 28, 2025, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Nan Shen	*	March 31, 2022 and December 31, 2022	March 31, 2026 and December 31, 2028
Bin Luo	*	March 31, 2022 and December 31, 2022	March 31, 2026 and December 31, 2028
Yiming Hu	*	May 1, 2023	May 1, 2026
Jin Cui	*	May 1, 2023	May 1, 2026

Note:

* Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

As of February 28, 2025, our employees other than members of our directors and officers as a group held 4,037,955 outstanding restricted share units.

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

Audit Committee. Our audit committee consists of Jin Cui, Yiming Hu and Hao Sun. Jin Cui is the chairman of our audit committee. We have determined that Jin Cui, Yiming Hu and Hao Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Jin Cui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jin Cui, Yiming Hu and Hao Sun. Yiming Hu is the chairman of our compensation committee. We have determined that Jin Cui, Yiming Hu and Hao Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jin Cui, Yiming Hu and Hao Sun. Hao Sun is the chairman of our nominating and corporate governance committee. We have determined that Jin Cui, Yiming Hu and Hao Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 4,002 employees as of December 31, 2022, 7,767 employees as of December 31, 2023, and 14,381 employees as of December 31, 2024. All of our full-time employees are located in mainland China. The following table sets forth the number of our employees by function as of December 31, 2024:

Function:	As of December 31, 2024
Instructors*	1,692
Tutors	3,170
Technology and content research and development	1,269
Sales and marketing	6,656
General and administrative	1,594
Total	14,381

Note:

* Include full-time instructors for delivering both online (including large-class, small-class, and one-on-one tutoring sessions) and offline learning services.

Besides full-time instructors and tutors, we also engage contract instructors and tutors to deliver our courses. As of December 31, 2024, we employed 1,692 full-time instructors and had 1,179 contract instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contract instructors generally enter into service contracts with us and are not required to come into our office to deliver lessons. Our 1,692 full-time employed instructors also engage in content development activities. We also had 1,335 contract tutors as of December 31, 2024. Our contract tutors enter into service contracts with us and are responsible for addressing students' in-class queries, correcting students' post-class exercises, providing support to students after class, and instilling discipline in the students to attend the classes and learn.

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 166,549,057 ordinary shares outstanding as of February 28, 2025, comprising of 93,243,769 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Larry Xiangdong Chen(1)	8,314,529	73,305,288	49.0%	89.7%
Jin Cui(2)	*	—	*	*
Yiming Hu(3)	*	—	*	*
Hao Sun(4)	—	—	—	—
Nan Shen	*	—	*	*
Bin Luo	*	—	*	*
All Directors and Executive Officers as a Group	10,173,842	73,305,288	50.1%	90.0%
Principal Shareholders:
Ebetter International Group Limited(1)	*	73,305,288	44.5%	88.8%

Notes:

* Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

** Except as indicated otherwise below, the business address of our directors and executive officers is 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2025.

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

(1)
Represents 73,305,288 Class B ordinary shares and 3,255,800 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 5,058,729 Class A ordinary shares represented by 7,588,094 ADSs held by Mr. Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The business address of Mr. Larry Xiangdong Chen is Pactera Building, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.
(2)
Represents the Class A ordinary shares held by Ms. Jin Cui. The business address of Ms. Jin Cui is 202, Unit 4, Building 8, No.9, Yuyuantan South Road, Haidian District, Beijing, People’s Republic of China.
(3)
Represents the Class A ordinary shares held by Mr. Yiming Hu. The business address of Mr. Yiming Hu is 908, Block A, West Four Ring, Haidian District, Beijing, People’s Republic of China.
(4)
The business address of Mr. Hao Sun is Office 1719, Lide Building, 59 Zhongguancun Street, Haidian District, Beijing, People’s Republic of China.

As of February 28, 2025, to our knowledge, 101,174,316 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADR program, which holds 101,174,316 Class A ordinary shares, representing approximately 60.8% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In May 2023, upon the approval of audit committee, Mr. Larry Xiangdong Chen injected capital RMB15.0 million to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd, or GaoTuJiaPin. GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of the VIE's subsidiaries. As a result of the capital injection, the Group's equity interest in GaoTuJiaPin was diluted from 100% to 40% and lost control over GaoTuJiaPin. The Group has significant influence over GaoTuJiaPin and accounts for the retained equity interest as an equity method investment in accordance with ASC 323.

Related party transaction and balance between the Group and GaoTuJiaPin were both immaterial in 2024.

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

Legal Proceedings

In April 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the District of New Jersey against our company, our chief executive officer and our chief financial officer: Wu v. GAOTU Techedu Inc., et al, No. 2:20-cv-04457-ES-CLW (filed on April 17, 2020). On November 2, 2020, lead and named plaintiffs filed—purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases or acquisitions of our ADSs between June 6, 2019 and October 20, 2020—an amended class action complaint, which alleges that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. On February 24, 2023, the Court granted defendants’ motion to dismiss, with leave to amend. On April 25, 2023, plaintiffs filed their Second Amended Complaint. Briefing on Defendant’s motion to dismiss was complete on August 23, 2023. The Court denied Defendants’ motion to dismiss on June 25, 2024. On March 6, 2025, defendants filed a motion to strike certain allegations in the Second Amended Complaint and requested renewal of their motion to dismiss the Second Amended Complaint. Briefing on the motion to strike is ongoing.

Separately, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in December 2022, captioned Zhang v. Gaotu Techedu Inc. et al., No. 1:22-cv-07966 (U.S. District Court for the Eastern District of New York). Plaintiffs purportedly brought the case on behalf of a class of persons who purchased our ADSs between March 5, 2021 and July 23, 2021, alleged that our public filings contained misstatements and omissions in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiffs filed the Amended Complaint on October 16, 2023. Defendants filed the motion to dismiss on March 22, 2024. Briefing on Defendants’ motion to dismiss was completed on June 20, 2024. On February 6, 2025, the Court denied our motion to dismiss. Discovery is ongoing.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offer or may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offer or on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnerships holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024.However, no assurance can be given that we will not be or become a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares at their fair market values, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, a U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As previously disclosed, we believed that we were a PFIC for the taxable year ended December 31, 2023, and, as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.

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

As previously disclosed, we believed that we were a PFIC for the taxable year ended December 31, 2023, and, as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term investments of RMB3,303.2 million, and U.S. dollar-denominated cash and cash equivalents, short-term investments and long-term investments of US$108.4 million. Assuming we had converted RMB3,303.2 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.0000 as of the end of 2024, our U.S. dollar cash balance would have been US$560.9 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$606.2 million instead. Assuming we had converted US$108.4 million into RMB at the exchange rate of RMB7.2993 for US$1.0000 as of the end of 2024, our RMB cash balance would have been RMB4,094.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB4,022.4 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. During the year ended December 31, 2024, we received a total of RMB0.7 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADR program. The payment was recognized in general and administrative expenses.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gaotu Techedu Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 22, 2025 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

April 22, 2025

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

	2023	2024
	RMB	RMB
	(in thousands)
Audit fees (1)	10,150	10,650
Tax fees (2)	600	553

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 22, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$30 million of our ordinary shares, including shares represented by American depositary shares, effective until November 22, 2025. In November 2023, our board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025. As of March 31, 2025, we had cumulatively repurchased 19,523,403 ADSs for approximately US$59.4 million under the share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Program
Jun-24	1,146,777	5.0	1,146,777	61,811,294
Jul-24	1,497,701	4.9	1,497,701	54,418,530
Aug-24	1,050,608	3.4	1,050,608	50,786,538
Sep-24	2,198,433	2.9	2,198,433	44,474,163
Oct-24	404,350	3.0	404,350	43,256,991
Nov-24	290,069	2.6	290,069	42,500,337
Dec-24	1,521,959	2.4	1,521,959	38,764,625
Jan-25	2,449,503	2.0	2,449,503	33,783,245
Feb-25	833,150	2.4	833,150	31,768,511
Mar-25	3,263,735	3.4	3,263,735	20,622,865
Total	14,656,285	3.2	14,656,285	—

Additionally, Mr. Larry Xiangdong Chen announced in November 2022 that he intended to personally purchase up to US$20 million of our shares. As of March 31, 2025, Mr. Larry Xiangdong Chen had cumulatively purchased approximately 1.4 million ADSs on the open market under this share purchase program.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2024. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and consultants, with the goal of promoting compliance with applicable laws, rules, regulations and the listing standards of the NYSE relating to insider trading.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Gaotu Techedu Inc., its subsidiaries, and the VIE and its subsidiaries are included at the end of this annual report.

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

4.10*	English translation of the Supplementary Agreement to the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang and the VIE dated November 30, 2024

8.1*	Subsidiaries and variable interest entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
97.1*

Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1of the Registrant’s Annual Report on Form 20-F (file no. 001-38923) filed with the Securities and Exchange Commission on April 25, 2024)

101.INS*	XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gaotu Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chief Executive Officer

Date: April 22, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaotu Techedu Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition – Learning services – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from tutoring fees that the Company charges students in advance for its learning services for the year ended December 31, 2024. The majority of the Company's revenues is derived from its online learning services.

These revenues are recorded in high volumes through the Company’s information technology (“IT”) systems. We identified the audit of occurrence assertion of online learning services revenues as a critical audit matter, considering the nature of audit evidence obtained is highly dependent on the Company’s IT systems. Due to the significant dependency on the IT systems, auditor judgment was required to determine the nature, timing and extent of audit procedures required to be performed, including the need to involve IT specialists and data analytics specialists to assist with the performance of certain of these audit procedures.

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

• We tested the automated controls over revenue recognition with respect to the courses offered including the order initiation, order settlement, class login records and systematic recognition of the tutoring fee.

• We tested the report logic of the systematic revenue recognition of tutoring fee.

• We tested the interface controls associated with payment information transmitted from the payment system to the service order systems.

Critical Audit Matter - continued

Revenue recognition –Learning services – Refer to Note 2 to the financial statements- continued

How the Critical Audit Matter Was Addressed in the Audit - continued

With the assistance of our data analytics specialists:

• We performed procedures to reconcile the cash collection registered within the Company’s IT systems to the record of cash collection through major third-party online payment channels.

We conducted tests on the revenue transactions associated with the online courses, which involved verifying billing amounts and cash collection records within the ordering systems, verifying the record of cash collection through third-party online payment channels, and checking the records of acceptance for educational materials and course deliveries, on a sample basis. Furthermore, we recalculated the revenue recognized for the pertinent period on a sample basis.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2025

We have served as the Company’s auditor since 2018.

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	636,052	1,321,118	180,992
Restricted cash	33,901	5,222	715
Short-term investments (including available-for-sale debt securities of RMB1,766,577 and RMB985,642 as of December 31, 2023 and 2024, respectively)	2,253,910	1,845,242	252,797
Inventory, net	24,596	36,401	4,987
Prepaid expenses and other current assets, net	638,248	431,829	59,160
Total current assets	3,586,707	3,639,812	498,651
Non-current assets
Operating lease right-of-use assets	189,662	503,601	68,993
Property, equipment and software, net	533,531	670,237	91,822
Intangible assets, net	16,227	17,984	2,464
Land use rights, net	26,568	25,762	3,529
Long-term investments (including available-for-sale debt securities of RMB928,200 and RMB863,625 as of December 31, 2023 and 2024, respectively)	1,029,632	922,740	126,415
Goodwill	331	331	45
Deferred tax assets	11,312	—	—
Rental deposit	17,742	45,834	6,279
Other non-current assets	1,597	1,776	243
TOTAL ASSETS	5,413,309	5,828,077	798,441
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB484,222 and RMB811,879 as of December 31, 2023 and 2024, respectively)	805,032	1,245,207	170,592
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,113,480	1,867,096	255,791
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB34,401 and RMB114,471 as of December 31, 2023 and 2024, respectively)	50,494	147,635	20,226
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB4,210 and RMB606 as of December 31, 2023 and December 31, 2024, respectively)	4,278	665	91
Total current liabilities	1,973,284	3,260,603	446,700

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	124,141	218,797	29,975
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB121,277 and RMB337,258 as of December 31, 2023 and 2024, respectively)	137,652	344,609	47,211
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,850 and RMB70,316 as of December 31, 2023 and December 31, 2024, respectively)	71,967	70,604	9,673
TOTAL LIABILITIES	2,307,044	3,894,613	533,559
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2023 and 2024; 101,974,316 shares issued as of December 31, 2023 and 2024; 98,806,602 and 95,317,937 shares outstanding as of December 31, 2023 and 2024)	68	68	9
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2023 and 2024, 73,305,288 shares issued and outstanding as of December 31, 2023 and 2024)	48	48	7
Treasury stock, at cost	(85,178)	(242,866)	(33,273)
Additional paid-in capital	7,987,957	7,991,421	1,094,820
Accumulated other comprehensive loss	(33,209)	(2,832)	(388)
Statutory reserves	50,225	66,042	9,048
Accumulated deficit	(4,813,646)	(5,878,417)	(805,341)
TOTAL SHAREHOLDERS' EQUITY	3,106,265	1,933,464	264,882
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,413,309	5,828,077	798,441

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	2,498,214	2,960,813	4,553,556	623,835
Cost of revenues (including share-based compensation expenses of RMB42,490, RMB12,959 and RMB7,003 for the years ended December 31, 2022, 2023 and 2024, respectively)	(701,050)	(790,207)	(1,454,917)	(199,323)
Gross profit	1,797,164	2,170,606	3,098,639	424,512
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB6,659, RMB8,603 and RMB9,267 for the years ended December 31, 2022, 2023 and 2024, respectively)	(1,179,760)	(1,501,200)	(2,963,736)	(406,030)
Research and development expenses (including share-based compensation expenses of RMB39,172, RMB17,012 and RMB8,942 for the years ended December 31, 2022, 2023 and 2024, respectively)	(445,117)	(462,043)	(648,063)	(88,784)
General and administrative expenses (including share- based compensation expenses of RMB34,333, RMB19,779 and RMB28,005 for the years ended December 31, 2022, 2023 and 2024, respectively)	(290,339)	(356,369)	(668,673)	(91,608)
Total operating expenses	(1,915,216)	(2,319,612)	(4,280,472)	(586,422)
Loss from operations	(118,052)	(149,006)	(1,181,833)	(161,910)
Interest income	21,370	75,829	70,384	9,643
Realized gains from investments	42,264	31,230	25,302	3,466
Other income, net(1)	51,885	54,471	45,825	6,278
(Loss)/income before provision for income tax and share of results of equity investees	(2,533)	12,524	(1,040,322)	(142,523)
Income tax benefits/(expenses)	15,705	(10,657)	(8,632)	(1,183)
Share of results of equity investees	—	(9,165)	—	—
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)
Net income/(loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	13,172	(7,298)	(1,048,954)	(143,706)
Net income/(loss) per ordinary share
Basic	0.08	(0.04)	(6.12)	(0.84)
Diluted	0.07	(0.04)	(6.12)	(0.84)
Net income/(loss) per ADS
Basic	0.05	(0.03)	(4.08)	(0.56)
Diluted	0.05	(0.03)	(4.08)	(0.56)
Weighted average shares used in net income/(loss) per share
Basic	172,254,080	173,725,790	171,412,125	171,412,125
Diluted	175,991,484	173,725,790	171,412,125	171,412,125

(1) The amount of other expenses for 2022, 2023 and 2024 have been combined with other income.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)
Other comprehensive income/(loss), net of tax:
Change in cumulative foreign currency translation adjustments	72,703	29,804	22,894	3,136
Unrealized gains on available-for-sale investments (net of tax effect of RM8,703, RMB6,464 and RMB3,251 for the years ended December 31, 2022, 2023 and 2024, respectively)	39,729	25,792	29,497	4,041
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB8,881, RMB6,487 and RMB3,288 for the years ended December 31, 2022, 2023 and 2024, respectively)	(33,383)	(24,743)	(22,014)	(3,016)
Total comprehensive income/(loss) attributable to Gaotu Techedu Inc.	92,221	23,555	(1,018,577)	(139,545)

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares		Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive (loss)/income	Statutory reserves	Accumulated deficit	Total Gaotu Techedu Inc. shareholders' equity
Balance as of January 1, 2022 in RMB	171,337,528	114		—	7,793,234	(143,111)	40,380	(4,809,675)	2,880,942
Net income	—	—		—	—	—	—	13,172	13,172
Share-based compensation	—	—		—	122,654	—	—	—	122,654
Option exercised and restricted stock units vested	1,521,016	1		—	11	—	—	—	12
Foreign currency translation adjustments	—	—		—	—	72,703	—	—	72,703
Unrealized gains on available-for-sale investments	—	—		—	—	39,729	—	—	39,729
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(33,383)	—	—	(33,383)
Balance as of December 31, 2022 in RMB	172,858,544	115		—	7,915,899	(64,062)	40,380	(4,796,503)	3,095,829
Net loss	—	—		—	—	—	—	(7,298)	(7,298)
Transfer to statutory reserves	—	—		—	—	—	9,845	(9,845)	—
Share-based compensation	—	—		—	58,353	—	—	—	58,353
Option exercised and restricted stock units vested	2,498,091	1		5,314	(5,304)	—	—	—	11
Repurchase of ordinary shares	(3,244,745)	—		(90,492)	—	—	—	—	(90,492)
Deconsolidation of a subsidiary (Note 15)	—	—		—	19,009	—	—	—	19,009
Foreign currency translation adjustments	—	—		—	—	29,804	—	—	29,804
Unrealized gains on available-for-sale investments	—	—		—	—	25,792	—	—	25,792
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(24,743)	—	—	(24,743)
Balance as of December 31, 2023 in RMB	172,111,890	116		(85,178)	7,987,957	(33,209)	50,225	(4,813,646)	3,106,265
Net loss	—	—		—	—	—	—	(1,048,954)	(1,048,954)
Transfer to statutory reserves	—	—		—	—	—	15,817	(15,817)	—
Share-based compensation	—	—		—	53,217	—	—	—	53,217
Option exercised and restricted stock units vested	1,917,933	—	*	49,753	(49,753)	—	—	—	—
Repurchase of ordinary shares	(5,406,598)	—		(207,441)	—	—	—	—	(207,441)
Foreign currency translation adjustments	—	—		—	—	22,894	—	—	22,894
Unrealized gains on available-for-sale investments	—	—		—	—	29,497	—	—	29,497
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(22,014)	—	—	(22,014)
Balance as of December 31, 2024 in RMB	168,623,225	116		(242,866)	7,991,421	(2,832)	66,042	(5,878,417)	1,933,464
Balance as of December 31, 2024 in USD (Note 2)	168,623,225	16		(33,273)	1,094,820	(388)	9,048	(805,341)	264,882

* Absolute value is less than RMB 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation of property, equipment and software	68,807	50,732	60,985	8,355
Amortization of intangible assets and land use rights	1,950	3,510	3,986	546
Share of results of equity investees	—	9,165	—	—
Realized gains from investments	(42,264)	(31,230)	(25,302)	(3,466)
Disposal (gain)/loss on assets	(21,374)	2,724	4,828	661
Share-based compensation	122,654	58,353	53,217	7,290
Fair value change of investments	13,232	(2,065)	(12,860)	(1,762)
Allowance for expected credit losses	—	10,807	1,800	247
Write-down of inventory	—	1,453	26,885	3,683
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	(56,401)	210,018	421,047	57,683
Operating lease right-of-use assets	37,873	41,262	128,465	17,600
Operating lease liabilities	(24,462)	(41,529)	(128,269)	(17,573)
Deferred revenue	(36,885)	278,288	848,272	116,213
Prepaid expenses and other current assets	(12,294)	(182,561)	(14,258)	(1,953)
Income tax payable	1,793	2,485	(3,613)	(495)
Other assets	6,532	(52,244)	(66,958)	(9,173)
Deferred tax assets	(15,679)	4,367	11,312	1,550
Deferred tax liabilities	(2,109)	(2,540)	(2,576)	(353)
Net cash generated from operating activities	54,545	353,697	258,007	35,347
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(29,317,782)	(19,314,820)	(14,635,262)	(2,005,023)
Proceeds from maturity of short-term investments	29,249,349	20,035,335	15,390,281	2,108,460
Purchase of property, equipment and software	(18,952)	(40,800)	(178,219)	(24,416)
Payment for asset acquisition	(15,000)	—	(1,696)	(232)
Purchase of long-term investments	—	(1,113,179)	(170,860)	(23,408)
Short-term loans to a third party (Note 4)	(612,000)	(600,000)	(540,000)	(73,980)
Repayment of short-term loans from a third party (Note 4)	534,000	498,800	719,200	98,530
Proceeds from redemption of long-term investments	—	110,594	37,027	5,073
Proceeds from disposal of property, equipment and software	22,000	92	350	48
Net cash (used in)/generated from investing activities	(158,385)	(423,978)	620,821	85,052

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	12	—	—
Repurchase of ordinary shares	—	(90,492)	(205,302)	(28,126)
Net cash used in financing activities	—	(90,480)	(205,302)	(28,126)
Effect of exchange rate changes	26,650	10,781	(17,139)	(2,349)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(77,190)	(149,980)	656,387	89,924
Cash, cash equivalents and restricted cash at beginning of the year	897,123	819,933	669,953	91,783
Cash, cash equivalents and restricted cash at end of the year	819,933	669,953	1,326,340	181,707

Supplemental schedule of cash flow information
Income taxes paid	20,217	1,437	3,293	451
Non-cash investing and financing activity
Payables for purchase of property, equipment and software	413	4,589	4,938	677
Right-of-use assets in exchange for new lease liabilities	38,953	156,534	639,386	87,596

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

On November 30, 2024, the WFOEs entered into a Supplementary Agreement to the Exclusive Management Services and Business Cooperation Agreement with the VIE and the shareholders of the VIE. Pursuant to the Supplementary Agreement, certain significant subsidiaries are included in the list of the subsidiaries of the VIE attached as Appendix II of the Exclusive Management Services and Business Cooperation Agreement.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Company’s subsidiaries, the VIE and VIE’s major subsidiaries as of December 31, 2024 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	Hong Kong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang	Nov 24, 2020	Beijing, China	100%	Education technical services
Chengdu Yuexuebang	Oct 20, 2023	Chengdu, China	100%	Education technical services
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang")	Feb 18, 2021	Shanghai, China	100%	Education technical services

VIE:
Beijing Gaotu	Jun 4, 2014	Beijing, China	100%	Education services

VIE's major subsidiaries:
Beijing GaoTuYunFan Technology Co., Ltd. ("GaoTuYunFan")	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd. ("GaoTuYunJi")	Jul 18, 2017	Beijing, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd. ("ZhengzhouGaoTu")	Jan 19, 2020	Zhengzhou, China	100%	Education services
Wuhan GaoTuYunJi Education Technology Co., Ltd. ("WuhanGaoTu")	Apr 1, 2020	Wuhan, China	100%	Education services
Chengdu GaoTuYunJi Education Technology Co., Ltd. ("ChengduGaoTu")	Sep 18, 2020	Chengdu, China	100%	Education services
Guangzhou XingHuo Online Computer Technology Co., Ltd. ("Guangzhou XingHuo")	Aug 18, 2022	Guangzhou, China	100%	Education services
Guangzhou GaoTu Technology Co., Ltd ("GuangzhouGaoTu")	Dec 9, 2022	Guangzhou, China	100%	Education services

The English names above are for identification purpose only.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group’s business has been directly operated by the VIE and its subsidiaries. As of December 31, 2023 and 2024 the VIE and its subsidiaries accounted for an aggregate of 69.37% and 58.56%, respectively, of the Group’s consolidated total assets, and 84.68% and 87.82%, respectively, of the Group’s consolidated total liabilities.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	232,653	496,489
Restricted cash	33,901	5,222
Short-term investments	1,367,078	593,393
Inventory, net	24,596	36,401
Prepaid expenses and other current assets, net	586,392	392,016
Total current assets	2,244,620	1,523,521
Operating lease right-of-use assets	158,054	460,193
Property, equipment and software, net	517,599	622,641
Intangible assets, net	16,227	17,984
Land use right, net	26,568	25,762
Long-term investments	768,182	727,571
Goodwill	331	331
Deferred tax assets	11,312	—
Rental deposit	11,041	33,688
Other non-current assets	1,024	1,424
Total non-current assets	1,510,338	1,889,594
Total assets	3,754,958	3,413,115

Accrued expenses and other current liabilities	484,222	811,879
Deferred revenue, current portion	1,113,480	1,867,096
Operating lease liabilities, current portion	34,401	114,471
Income tax payable	4,210	606
Total current liabilities	1,636,313	2,794,052
Deferred revenue, non-current portion	124,141	218,797
Operating lease liabilities, non-current portion	121,277	337,258
Deferred tax liabilities	71,850	70,316
Total non-current liabilities	317,268	626,371
Total liabilities	1,953,581	3,420,423

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	2,498,214	2,960,813	4,552,921
Net income	555,880	598,211	39,838
Net cash generated from operating activities	558,050	919,990	1,227,747
Net cash (used in)/generated from investing activities	(87,007)	(1,157,633)	896,344
Net cash used in financing activities	—	—	—

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

Non-consolidated variable interest entities

The Company holds variable interest in certain third parties but is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of the third parties. Therefore, they are concluded as non-consolidated variable interest entities of the Company. The variable interests in the third parties companies held by the Company are in the form of loans and receivables, the size and nature of which are disclosed in notes 4(3) and (4).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, impairment assessment of intangible assets and other long-lived assets, fair value assessment of certain short-term and long-term investments. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, restricted cash, short-term investments, receivables from third-party payment platforms and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The fair value of the Group’s long-term investments is determined based on the prevailing interest rates in the market as of December 31, 2023 and 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions - continued

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders' equity and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive income/(loss), change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Debt securities investments

As of December 31, 2023 and 2024, the Group’s debt securities include term deposits, held-to-maturity investments, available-for-sale investments, and investments elected to measure at fair value, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

Term deposits

Term deposits represent deposits in commercial banks with original maturities of more than three months and up to one year. As of December 31, 2023 and 2024, the balances of term deposits were RMB328,181 and RMB146,928, respectively.

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. As of December 31, 2023 and 2024, the balances of held-to-maturity securities were both nil.

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

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2023 and 2024, the available-for-sale debt investments were recorded with unrealized gain amounted to RMB35,450 and RMB59,241, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Category	Estimated useful life
Land use rights, net	37 years

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. Application of a goodwill impairment test requires significant management judgment. The judgment in estimating the fair value of reporting unit includes estimating future cash flows, determining appropriate discount rates, and making other relevant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

As part of the annual goodwill impairment test, the Group first performs a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test is performed to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value. No impairment losses on goodwill was recorded during the years ended December 31, 2022, 2023 and 2024.

Intangible assets, net

Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives of intangible assets are as follows:

Category	Estimated useful life
Student base	1.5-2 years
Trademark	3-10 years
License	2.4-10 years

Impairment of long-lived assets other than goodwill

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. No impairment losses of long-lived assets was recorded during the years ended December 31, 2022, 2023 and 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Disaggregation of revenue

For the years ended December 31, 2022, 2023 and 2024, substantially all of the Group’s revenues were generated in mainland China. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues
- Learning services	2,436,110	2,872,901	4,419,964
- Educational content & digitalized learning products	26,791	55,980	83,930
- Other revenue	35,313	31,932	49,662
Total net revenues	2,498,214	2,960,813	4,553,556

The primary sources of the Group's revenues are as follows:

(1) Learning Services

The Group offers various types of integrated online and offline tutoring services covering a wide spectrum of topics and targets students from broad age groups through its diverse offerings. For online and offline tutoring services, tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. The Group charges upfront amount, not with the primary purpose of obtaining financing from the students but, instead, to maximize profitability, taking into consideration the risks associated with providing the service. The Group offers refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered class. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group’s tutoring services consists of several components, including learning classes as well as other activities during the course period including teaching material, quizzes before, during and after the classes, summary of lessons after each class and interactions with both other students and instructors during the period. Different service components are highly interdependent and interrelated in the context of the contract with the tutoring services. Therefore, the Group has determined that the tutoring services represents one performance obligation. The service period for a majority of the tutoring services is less than six months.

For online tutoring services, once the tutoring services is complete, the Group also offers the customer a content playback service. In the content playback service, the customer has unlimited access to online pre-recorded audio-video courses for a specified period ranging from one to three years. No other interactions or activities are provided during the playback period. For contracts that provide both the online tutoring service and the content playback service, the Group determined that the online tutoring service and content playback service are two separate performance obligations, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract. The group allocates transaction price on each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling price using an expected cost plus margin methodology. Revenue related to the online tutoring service is recognized proportionately as the classes are delivered, as the Group concluded that the delivery of each class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as the Group concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as the Group provides such services throughout the playback period.

For offline tutoring services, the Group does not offer the customer a content playback service. The Group has determined that the offline tutoring services represents one performance obligation. Revenue related to the offline tutoring service is recognized proportionately as the classes are delivered, as the Group concluded that the delivery of each class represents a faithful depiction of when the services are provided to the students.

(2) Educational content & digitalized learning products

Educational content & digitalized learning products mainly include books and digitalized auxiliary learning tools, such as smart devices and translation pens.

The Group recognizes revenues when control of the educational content and digitalized learning products is transferred to the customer.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(3) Other revenue

The Group leases office buildings to customers and receives a fixed quarterly rental fee over the term of the lease period. The Group classifies its lease income as other revenue and classifies such lease contracts as operating leases. The fixed rental fee is recognized evenly over the period of the lease contract on a straight-line basis.

The Group grants licenses to a third party to use its intellectual properties and the Group recognizes the income at a point in time when control of the intellectual properties’ rights is transferred to the third party.

Contract balances

Contract cost

The Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. As of December 31, 2023 and 2024, the balance of contract cost was both nil.

Contract and refund liabilities

The following table provides information about the Group's contract liabilities and refund liability arising from contract with customers.

	Year ended December 31,
	2023	2024
	RMB	RMB
Deferred revenue, current portion	1,113,480	1,867,096
Deferred revenue, non-current portion	124,141	218,797
	1,237,621	2,085,893
Refund liability	67,157	127,969

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2023 and January 1, 2024 were substantially all recognized as revenue during the years ended December 31, 2023 and 2024, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2024, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB2,085,893. The Group expects to recognize revenue of RMB1,867,096 and RMB143,687 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB75,110 recognized thereafter.

Cost of revenues

Cost of revenues mainly consists of compensations to instructors and tutors, rental expenses, depreciation of properties and equipment, teaching materials and bandwidth costs. The instructors consist of both full-time instructors and part-time instructors.

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2022, 2023 and 2024, RMB7,825, RMB6,469 and RMB34,906 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes ("VAT")

The Group’s educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with tax rule.

The Group's revenue on sales of goods is subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 13% for general-VAT-payer entities in accordance with tax rule.

In accordance with The Ministry of Finance and State Administration of Taxation Announcement (2021 No.10), the Group's revenue on book sales enjoy exemption policy from January 1, 2021 to December 31, 2024. Based on the Announcement on Continuously Implementing Value-Added Tax Preferential Policy for Publicity and Culture (2023 No.60), the exemption period was further extended to December 31, 2027.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB610,124 and RMB1,057,129 as of December 31, 2023 and 2024, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms were deposited in financial institutions located in mainland China.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2022, 2023 and 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Group adopted ASU 2023-07 during the year ended December 31, 2024. See Note 18 Segment Information in the accompanying notes to the consolidated financial statements for further detail.

Recent issued Accounting Pronouncements not yet adopted

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group did not make material asset acquisition during the year ended December 31, 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid VAT and income tax(1)	124,951	142,178
Prepaid other service fees(2)	78,079	119,828
Receivables from third parties(3)	161,408	159,007
Amounts due from a third party(4)	179,200	—
Receivables from third-party payment platforms(5)	71,701	3,879
Staff advance	10,950	15,764
Receivables from broker	4,359	1,145
Others	18,407	5,604
Total	649,055	447,405
Less: Allowance for expected credit losses	(10,807)	(15,576)
	638,248	431,829

(1)
Prepaid VAT and income tax mainly consist of VAT input that is expected to offset with VAT output tax or to be transferred out in the future related to 2023 and 2024.
(2)
Prepaid other service fees mainly consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.
(3)
Receivables from third parties mainly consist of receivables from non-consolidated variable interest entities raised from disposal of assets and technical support services in 2022, rent and sales of inventory from 2022 to 2024.
(4)
Amounts due from a third party represents loans to a non-consolidated variable interest entity with interest rate of 3.45%, which have been repaid in 2024.
(5)
Receivables from third-party payment platforms represents withdrawable cash balance that has been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Electronic equipment	102,559	157,147
Building	489,929	489,929
Leasehold improvement	96,376	203,857
Furniture and office equipment	4,553	14,298
Software	17,767	19,842
Construction in progress	786	786
Total	711,970	885,859
Less: Accumulated depreciation	(178,439)	(215,622)
	533,531	670,237

Depreciation expenses were RMB68,807, RMB50,732 and RMB60,985 for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment loss on property, equipment and software was recorded during the years ended December 31, 2022, 2023 and 2024.

6. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Land use rights	29,788	29,788
Less: Accumulated amortization	(3,220)	(4,026)
	26,568	25,762

Amortization expenses for land use right were RMB805, RMB805 and RMB806 for the years ended December 31, 2022, 2023 and 2024. Future amortization expense is RMB805 for each of the next five years through December 31, 2029 and thereafter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

7. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Student base	12,510	12,510
Trademark	1,675	1,675
License	20,000	24,937
Total	34,185	39,122
Less: Accumulated amortization	(8,127)	(11,307)
Accumulated impairment loss	(9,831)	(9,831)
	16,227	17,984

The Group recognized amortization expense of RMB1,145, RMB2,705 and RMB3,180 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the Group expects to recognize amortization expenses of RMB3,600, RMB3,573, RMB3,545, RMB3,487 and RMB3,352 for the next five years, respectively, and RMB427 thereafter.

No impairment loss on intangible assets was recorded during the years ended December 31, 2022, 2023 and 2024.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Salary and welfare payable	409,965	606,098
Other accrued expense	111,134	228,981
Other tax payable	71,473	61,059
Refund liability (1)	67,157	127,969
Accrued marketing expense	113,516	214,022
Payable for investment and acquisition	26,580	—
Others	5,207	7,078
	805,032	1,245,207

(1)
Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2023 and 2024, short-term and long-term investments measured at fair value are as follows:

	Fair value measurement as of December 31, 2024
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	202,635	783,007	—	985,642
Investments elected to measure at fair value
- Wealth management products	—	712,672	—	712,672
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	863,625	—	863,625
Investments elected to measure at fair value
- Wealth management products	—	59,115	—	59,115
Total	202,635	2,418,419	—	2,621,054

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

The Group’s available-for-sale debt investments and investments elected to measure at fair value as of December 31, 2023 and 2024 mainly consist of wealth management products purchased from banks. Those wealth management products with fair value which is determined based on the quoted market prices currently available on the website of the bank have been categorized as Level 1. The remaining wealth management products are valued using directly or indirectly observable inputs in the market place.

A summary of available-for-sale investments during the years ended December 31, 2023 and 2024 is presented as below:

	As of December 31, 2024
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	966,011	19,631	—	—	985,642
Long-term investments:
Available-for-sale debt investments
- Wealth management products	824,015	39,610	—	—	863,625
Total	1,790,026	59,241	—	—	1,849,267

	As of December 31, 2023
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	1,752,828	13,749	—	—	1,766,577
Long-term investments:
Available-for-sale debt investments
- Wealth management products	906,499	21,701	—	—	928,200
Total	2,659,327	35,450	—	—	2,694,777

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

For the years ended December 31, 2023 and 2024, a gain of RMB3,315 and RMB12,860 resulting from changes in fair value of the products under fair value option was recorded in other income, respectively.

As of December 31, 2024, RMB985,642 available-for-sale investments and RMB712,672 investments elected to measure at fair value will mature within one year, RMB863,625 available-for-sale investments and RMB59,115 investments elected to measure at fair value will mature within one to five years.

Measured at fair value on a non-recurring basis

The Group’s non-financial assets, such as property, equipment and software and acquired intangible assets, would be measured at fair value on a non-recurring basis whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. No such impairment occurred in the years ended December 31, 2022, 2023 and 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years. The Group determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The Group did not grant any share options during the years ended December 31, 2022, 2023 and 2024.

A summary of options activities during the year ended December 31, 2024 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2024	1,186,514	0.01	15.08	5.13	45,731
Granted	—	—	—
Exercised	(202,620)	0.01	12.72
Forfeited	(145,200)	0.01	12.72
Options outstanding at December 31, 2024	838,694	0.01	16.06	4.18	20,102
Options vested and expected to vest as of December 31, 2024	838,694	0.01	16.06	4.18	20,102
Options exercisable as of December 31, 2024	—	—	—	—	—

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10. SHARE-BASED COMPENSATION - continued

Share options - continued

The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 were RMB13,032, RMB12,071 and RMB2,577 respectively. Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 were RMB21,293, RMB41,271 and RMB20,102 respectively.

The Group recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.

As of December 31, 2024, there was RMB3,218 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 4.18 years.

Restricted Stock Units ("RSU")

Under the Plan, the Group granted 2,159,660 RSUs to employees at an exercise price of nil per share during the year ended December 31, 2024. The vesting period of these RSUs ranged from 0 to 4 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Group is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Group at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Group’s ordinary shares on the grant date which were RMB82,690, RMB39,977 and RMB87,699 during the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, there was RMB74,666 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 2.27 years. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2022, 2023 and 2024 was RMB16.81, RMB28.84 and RMB40.61 per RSU, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10. SHARE-BASED COMPENSATION - continued

Restricted Stock Units ("RSU") - continued

A summary of the RSUs activity during the year ended December 31, 2024 is presented below:

RSUs
Unvested balance at January 1, 2024	4,835,659
Granted	2,159,660
Vested	(1,715,313)
Forfeited	(627,721)
Unvested balance at December 31, 2024	4,652,285

The Group cancelled 703,200 and nil options during the years ended December 31, 2023 and 2024. The Group recognized all previously unrecognized compensation cost at the cancellation date.

The Group recognized RMB122,654, RMB58,353 and RMB53,217 of compensation expenses for all options and RSUs granted for the years ended December 31, 2022, 2023 and 2024, respectively.

11. ORDINARY SHARES

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

In November 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to USD30,000 of its ordinary shares, including shares represented by American depositary shares, effective until November 2025. In November 2023, the Company's board of directors authorized modifications to its existing share repurchase program, by increasing the aggregate value of shares that may be repurchased from USD30,000 to USD80,000, effective until November 22, 2025. In 2024, the Company had cumulatively repurchased 5,406,598 shares for approximately USD28,796 under its existing share repurchase program.

During the year ended December 31, 2024, the Company reissued 1,814,583 shares of treasury stock in connection with the exercise of options and the vesting of RSUs.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2 million of assessable profit and 16.5% for profit exceeding HKD2 million. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2023 and 2024.

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

Beijing Lexuebang also qualified as a HNTE during the year ended December 31, 2019. The HNTE qualification has been renewed in 2024 and is set to expire by 2026. Furthermore, Beijing Lexuebang obtained the qualification of the Software Enterprise Certificate in March 2020, and renewed in 2021, 2022 and 2023. Therefore, Beijing Lexuebang adopted the exemption from EIT for the years 2019 and 2020, and 12.5% from 2021 to 2023.The qualification of the Software Enterprise Certificate has expired in 2024.

Beijing Yuexuebang obtained the qualification of the Software Enterprise Certificate in February 2024 and renewed in March 2025, and adopted exemption from EIT for the years 2023 and 2024.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. INCOME TAXES - continued

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax (expenses)/ benefits	(1,906)	(8,744)	123
Deferred tax benefits/(expenses)	17,611	(1,913)	(8,755)
	15,705	(10,657)	(8,632)

The principle components of deferred tax assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Deductible temporary difference related to advertising expenses	764,166	786,469
Net operating loss carrying forwards	641,220	827,031
Transfer of intangible assets	1,171	1,002
Accrued liabilities	1,876	1,891
Total deferred tax assets	1,408,433	1,616,393
Less: valuation allowance	(1,397,121)	(1,616,393)
Deferred tax assets, net	11,312	—

The movements of valuation allowance for the years end December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the period	1,332,885	1,351,067	1,397,121
Acquisitions	6,668	—	—
Additions	11,514	46,054	219,272
Reversal	—	—	—
Balance at end of the period	1,351,067	1,397,121	1,616,393

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. INCOME TAXES - continued

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax liabilities:
Building and land use right	67,507	65,706
Intangible assets	4,045	4,475
Unrecognized gains of investments	415	423
Total deferred tax liabilities	71,967	70,604

As of December 31, 2024, the Group had net operating loss carried forward of RMB3,603,336 from the Company's Mainland China entities, which will expire on various dates from December 31, 2025 to December 31, 2034.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to operations was as follow:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
(Loss)/income before provision for income tax and share of results of equity investees	(2,533)	12,524	(1,040,322)
Income tax benefits/(expense) computed at an applicable tax rate of 25%	633	(3,131)	260,081
Effect of permanent differences	(1,423)	(27,346)	(34,587)
Effect of research and development super-deduction	36,263	44,935	52,705
Effect of preferential tax rate	581	17,480	(67,850)
Effect on tax rates in different tax jurisdictions	(8,835)	3,459	291
Change in valuation allowance	(11,514)	(46,054)	(219,272)
	15,705	(10,657)	(8,632)

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. INCOME TAXES - continued

If Beijing Gaotu, Beijing Lexuebang and Beijing Yuexuebang did not enjoy income tax preferential tax rates, tax expenses would have increased by RMB581 and RMB17,480 for the years ended December 31, 2022 and 2023, tax benefit would decreased by RMB67,850 for the years ended December 31, 2024, respectively. The decrease in basic and diluted net income per ordinary share was approximately nil, RMB0.10 for the years ended December 31, 2022 and 2023, the increase in basic and diluted net loss per ordinary share was RMB0.40 for the years ended December 31, 2024, respectively.

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2024. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

13. NET INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income/(loss) per share for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic net income/(loss) per share calculation
Numerator:
Net income/(loss)	13,172	(7,298)	(1,048,954)
Net income/(loss) attributed to ordinary shareholders for computing net income/(loss) per ordinary shares -basic	13,172	(7,298)	(1,048,954)
Denominator:
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares-basic	172,254,080	173,725,790	171,412,125
Net income/(loss) per ordinary share attributable to ordinary shareholders-basic	0.08	(0.04)	(6.12)
Diluted net income/(loss) per ordinary share calculation
Denominator:
Weighted average ordinary shares basic outstanding	172,254,080	173,725,790	171,412,125
Effect of potentially diluted stock options	2,931,766	—	—
Effect of potentially diluted RSUs	805,638	—	—
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares-diluted	175,991,484	173,725,790	171,412,125
Net income/(loss) per ordinary share attributable to ordinary shareholders-diluted	0.07	(0.04)	(6.12)

For the years ended December 31, 2022, 2023 and 2024, 1,093,923, 6,022,173 and 5,480,652 potential ordinary shares in connection with RSUs and share options were excluded from the calculation of diluted net income/(loss) per ordinary share due to their anti-dilutive effect.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Labor regulations of mainland China require that the Group’s mainland China entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB125,666, RMB176,965 and RMB372,257 for the years ended December 31, 2022, 2023 and 2024, respectively.

15. RELATED PARTY TRANSACTION

In May 2023, the founder and the chief executive officer ("CEO") of the Company Mr. Larry Xiangdong Chen invested RMB15,000 to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd ("GaoTuJiaPin"). GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of the VIE's subsidiaries.

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

Upon the completion of such deconsolidation, the Company no longer has control over Gaotu Jiapin, but has the ability to exercise significant influence over it and accounts for the retained equity interest as an equity method investment. The Group recorded share of loss on GaoTuJiaPin amounted to RMB9,165 and nil for the years ended December 31, 2023 and 2024.

Related party transaction and balance between the Group and GaoTuJiaPin were both immaterial in 2024.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16. LEASE

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in mainland China. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2023 and 2024, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2024, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2022, 2023 and 2024 was RMB32,714, RMB40,772 and RMB153,880, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations. Short-term lease expenses were immaterial for the years ended December 31, 2022, 2023 and 2024.

The noncash decrease of operating lease right-of-use assets due to early terminations and modifications was RMB196,982 for the year ended December 31, 2024.

	Year ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	43,373	117,774
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	156,534	639,386
Weighted average remaining lease term:
Operating leases	4.2	4.0
Weighted average discount rate:
Operating leases	6.8%	6.8%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

16. LEASE - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2024:

RMB
Year ending December 31,
2025	175,117
2026	132,907
2027	104,247
2028	88,228
2029	48,006
2030 and thereafter	10,412
Less: imputed interest	(66,673)
Total	492,244

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

17. CONTINGENCIES

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for and such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

18. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Group is currently engaged in providing learning services and educational content & digitalized learning products. The CODM uses consolidated net income to measure segment profit or loss, allocate resources, and assess performance. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in mainland China and all of the Group’s long-lived assets are located in mainland China. See Note 2 for description of the Company's disaggregated revenues. Significant segment expenses are presented in the Company’s consolidated statements of operations.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Because the Group’s mainland China entities can only be paid out of distributable profits reported in accordance with accounting standards of mainland China, the Group’s entities in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in mainland China. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in mainland China not available for distribution, were RMB4,791,223 and RMB4,764,041 as of December 31, 2023 and 2024, respectively.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD

Cash and cash equivalents	98,456	220,713	30,238
Short-term investments	527,692	516,647	70,780
Prepaid expenses and other current assets, net	268	1,816	249
Amounts due from subsidiaries and VIEs	6,508,527	6,437,387	881,917
Total current assets	7,134,943	7,176,563	983,184

Long-term investments	209,252	174,122	23,855

TOTAL ASSETS	7,344,195	7,350,685	1,007,039

Accrued expenses and other current liabilities	4,636	5,778	792
Amounts due to subsidiaries and VIEs	108,120	108,083	14,807
Total current liabilities	112,756	113,861	15,599

Deficit of investments in subsidiaries and VIEs	4,125,174	5,303,360	726,558

TOTAL LIABILITIES	4,237,930	5,417,221	742,157

Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2023 and 2024; 101,974,316 shares issued as of December 31, 2023 and 2024; 98,806,602 and 95,317,937 shares outstanding as of December 31, 2023 and 2024)	68	68	9
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2023 and 2024, 73,305,288 shares issued and outstanding as of December 31, 2023 and 2024)	48	48	7
Treasury stock, at cost	(85,178)	(242,866)	(33,273)
Additional paid-in capital	7,987,957	7,991,421	1,094,820
Accumulated other comprehensive loss	(33,209)	(2,832)	(388)
Statutory reserves	50,225	66,042	9,048
Accumulated deficit	(4,813,646)	(5,878,417)	(805,341)
TOTAL SHAREHOLDERS’ EQUITY	3,106,265	1,933,464	264,882
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	7,344,195	7,350,685	1,007,039

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
General and administrative expenses	(8,807)	(8,477)	(19,828)	(2,716)
Total operating expenses	(8,807)	(8,477)	(19,828)	(2,716)
Loss from operations	(8,807)	(8,477)	(19,828)	(2,716)
Equity in gain/(loss) of subsidiaries and VIEs	45,545	(28,414)	(1,051,659)	(144,077)
(Loss)/income from non-operations	(23,566)	29,593	22,533	3,087
Income/(loss) before income tax	13,172	(7,298)	(1,048,954)	(143,706)
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)
Other comprehensive income/(loss), net of tax:
Change in cumulative foreign currency translation adjustments	72,703	29,804	22,894	3,136
Unrealized gains on available-for-sale investments (net of tax effect of RMB8,703, RMB6,464 and RMB3,251 for the years ended December 31, 2022, 2023 and 2024, respectively)	39,729	25,792	29,497	4,041
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB8,881, RMB6,487 and RMB3,288 for the years ended December 31, 2022, 2023 and 2024, respectively)	(33,383)	(24,743)	(22,014)	(3,016)
Total comprehensive income/(loss)	92,221	23,555	(1,018,577)	(139,545)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	13,172	(7,298)	(1,048,954)	(143,706)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in (gain)/loss of subsidiaries and VIEs	(45,545)	28,414	1,051,659	144,077
Realized gains from investments	—	(4,946)	(7,773)	(1,065)
Fair value change of fair value option	31,080	(5,301)	(5,547)	(760)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,324)	4,145	(517)	(71)
Accrued expenses and other current liabilities	(113)	(436)	(1,085)	(149)
Net cash (used in)/generated from operating activities	(2,730)	14,578	(12,217)	(1,674)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to subsidiaries	(303,214)	(250,744)	(74,245)	(10,172)
Repayment from subsidiaries	100,000	402,800	325,466	44,589
Purchase of short-term and long-term investments	(7,303,902)	(2,085,667)	(1,440,673)	(197,371)
Proceeds from redemption of short-term and long-term investments	7,478,284	2,116,220	1,533,082	210,031
Net cash (used in)/generated from investing activities	(28,832)	182,609	343,630	47,077

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	12	—	—
Repurchase of ordinary shares	—	(90,492)	(205,302)	(28,126)
Net cash used in financing activities	—	(90,480)	(205,302)	(28,126)
Effect of exchange rate changes	24,033	(11,982)	(3,854)	(527)
Net (decrease)/increase in cash and cash equivalents	(7,529)	94,725	122,257	16,750
Cash and cash equivalents at beginning of the year	11,260	3,731	98,456	13,488
Cash and cash equivalents at end of the year	3,731	98,456	220,713	30,238

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, the VIE and the VIE’s subsidiaries were over the 25% of the consolidated net assets of the Group as of December 31, 2024.

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

3. CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in mainland China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.