Form 20-F
period 2025-12-31
Gaotu Techedu Inc.
filed 2026-04-22
CIK 1768259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 159,979,164 ordinary shares outstanding, being the sum of 86,673,876 Class A ordinary shares and 73,305,288 Class B ordinary shares.

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
•
“Gaotu,” “we,” “us,” “our company” and “our” are to Gaotu Techedu Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information,the VIEs (as defined below) and their subsidiaries;
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
•
“VIEs” are to Gaotu Education Technology Group Co., Ltd., or Beijing Gaotu, and Shanghai Duwen Education Technology Co., Ltd., or Shanghai Duwen. Beijing Gaotu is formerly known as Beijing BaiJia Technology Co., Ltd., or Beijing BaiJia Hulian Technology Co., Ltd. The VIEs are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
•
“WFOEs” are to Beijing Lexuebang, Beijing Yuexuebang and Wuhan Yuexuebang, which are wholly foreign owned entities under PRC law; and
•
“Wuhan Yuexuebang” are to Wuhan Yuexuebang Network Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9931 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Gaotu Techedu Inc. is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the VIEs and their subsidiaries based in mainland China. The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIEs and their principal subsidiaries, as of the date of this annual report:

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
("BaiJiaHuLian HK")
Higgz Academia Technology PTE. LTD.
("Higgz")
Hita EdAi Limited
("Hita HK")
Offshore
Onshore
Chengdu Yuexuebang Network Technology Co., Ltd.
("Chengdu Yuexuebang")
Beijing Lexuebang Network Technology Co., Ltd
("Beijing Lexuebang")
Beijing Yuexuebang Network Technology Co., Ltd.
("Beijing Yuexuebang")
Wuhan Lexuebang Network Technology Co., Ltd
("Wuhan Lexuebang")
Beijing Xizhi Intelligent Technology Co., Ltd
("Beijing Xizhi")
Shanghai Chuxuebang Network Technology Co., Ltd
("Shanghai Chuxuebang ")
Wuhan Yuexuebang Network Technology Co., Ltd
("Wuhan Yuexuebang")
Gaotu Education Technology Group Co., Ltd
("Beijing Gaotu") (1)
Shanghai Duwen Education Technology Co., Ltd
("Shanghai Duwen") (2)
Zhengzhou XiangCheng Business Management Co., Ltd
("Zhengzhou XiangCheng")
Beijing GaoTuYunFan Technology Co., Ltd
Zhengzhou GaoTuYunJi Education Technology Co., Ltd
Guangzhou XingHuo Online Computer Technology Co., Ltd
Chengdu GaoTuXingHui Technology Training School Co., Ltd
Beijing GaoTuYunJi Education Technology Co., Ltd.
Guangzhou GaoTu Technology Co., Ltd

Notes:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.
(2)
Shareholders of Shanghai Duwen and their respective shareholdings in Shanghai Duwen and relationship with our company are Guo Shuai (70%) and Huang Ruonan (30%), both are our consultants.

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIEs, namely Beijing Gaotu and Shanghai Duwen, and their subsidiaries based in mainland China. By purchasing the ADSs, investors are purchasing interests in our Cayman Islands holding company, as opposed to interests in our mainland China subsidiaries or the VIEs and their subsidiaries based in mainland China. The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in operating companies of certain industries. As of the date of this annual report, in terms of our operating entities, based on the opinion of our PRC counsel, Tian Yuan Law Firm, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, (i) foreign investors cannot make direct investment in the VIEs because the VIEs engage in audio and video services in mainland China, and (ii) foreign investors are restricted from owning more than 50% of the equity interests in each of the VIEs and Shanghai Gaotu YunJi Education Technology Co., Ltd., or Shanghai Gaotu, one of the subsidiaries of Beijing Gaotu, because the VIEs and Shanghai Gaotu engage in internet content business, value-added telecommunication-based online marketing business and mobile application distribution business in mainland China. Accordingly, we operate these businesses in mainland China through the VIEs, and such structures are used to provide investors with exposure to foreign investment in the VIEs and Shanghai Gaotu where laws and regulations in China mainland prohibit direct foreign investment in the VIEs and restrict direct foreign investment from constituting more than 50% of the equity interests in Shanghai Gaotu, and rely on contractual arrangements among our mainland China subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs and their subsidiaries, including Shanghai Gaotu. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 100%, 99.99% and 99.66% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in mainland China.

Our subsidiaries, each of the VIEs and their shareholders have entered into a series of contractual agreements. These contractual arrangements:

•
enable us to receive the economic benefits that could potentially be significant to the VIEs in consideration for the services provided by our subsidiaries;
•
effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the VIEs to us; and
•
enable us to hold an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by the laws of mainland China.

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive management services and business cooperation agreement, powers of attorney and spousal consent letters, have been entered into by and among our subsidiaries, the VIEs and their shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” Terms contained in each set of contractual arrangements with the VIEs and their shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification Topic 810, Consolidation. Accordingly, we treat the VIEs as consolidated entities under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Gaotu Techedu Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs.

The following is a summary of the currently effective contractual arrangements by and among Beijing Lexuebang, Wuhan Yuexuebang and Beijing Yuexuebang, which we refer to collectively as the WFOEs, and Beijing Gaotu and its shareholders.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among the WFOEs, Beijing Gaotu and its shareholders, the Beijing Gaotu’s shareholders pledged all of their equity interests of Beijing Gaotu to the WFOEs as security for performance of the obligations of Beijing Gaotu and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. We have registered the equity interest pledge under the equity interest pledge agreement in relation to Beijing Gaotu with the relevant office of the State Administration for Market Regulation, or the SAMR, in accordance with the PRC Civil Code.

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, Beijing Gaotu and the shareholders of Beijing Gaotu, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to Beijing Gaotu and its subsidiaries. In exchange, Beijing Gaotu and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, Beijing Gaotu and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs own the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable laws of mainland China, Beijing Gaotu and its shareholders do not have any right to terminate the agreement.

Exclusive Call Option Agreement. Under the exclusive call option agreement among the WFOEs, Beijing Gaotu and its shareholders, each of the shareholders of Beijing Gaotu irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in Beijing Gaotu at a purchase price equal to the lowest price permissible by the then-applicable laws and regulations of mainland China at WFOEs’ sole and absolute discretion to the extent permitted by the laws of mainland China. The shareholders of Beijing Gaotu shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). Beijing Gaotu and its shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Gaotu; (ii) transfer or otherwise dispose of their equity interests in Beijing Gaotu; (iii) change Beijing Gaotu’s registered capital; (iv) amend Beijing Gaotu’s articles of association; (v) sell, transfer, license or otherwise dispose of any of Beijing Gaotu’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000; (vi) cause Beijing Gaotu to enter into any major contracts or terminate any material contracts to which Beijing Gaotu is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve Beijing Gaotu; or (ix) allow Beijing Gaotu to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in Beijing Gaotuhave been transferred to the WFOEs or its designee(s).

Powers of Attorney. Pursuant to the powers of attorney executed by Beijing Gaotu’s shareholders, each of them irrevocably authorized the WFOEs or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in Beijing Gaotu, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of certain shareholders of Beijing Gaotu, the signing spouses unconditionally and irrevocably agreed that the equity interest in Beijing Gaotu held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Beijing Gaotu held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in Beijing Gaotu held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Beijing Lexuebang, Shanghai Duwen and its shareholders have also entered into a series of contractual arrangements similar to the contractual arrangements described above.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, uncertainties in the legal system of mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIEs that these contractual arrangements assigned to us, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our mainland China subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIEs. Uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The necessary licenses to conduct business in mainland China are held by the VIEs and some of their subsidiaries. Almost all of our revenues are generated by the VIEs and their subsidiaries. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Gaotu Techedu Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries and VIEs that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our PRC Operations

We face various legal and operational risks and uncertainties associated with being based in or having our operations in China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals, the use of the VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, Gaotu Techedu Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations of mainland China permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The controls and procedures on cash transfers in the policy adhere to applicable regulatory requirements and is not contractual in nature. For the applicable regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company provided loans of RMB250.7 million, RMB74.2 million and RMB372.8 million (US$53.3 million), respectively, to our subsidiaries, and received repayments of RMB402.8 million, RMB325.5 million and RMB641.0 million (US$91.7 million), respectively. For the years ended December 31, 2023, 2024 and 2025, the VIEs did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIEs or their subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See the condensed consolidating schedule for the VIEs and other entities in “—Financial Information Related to the VIEs” and our audited consolidated financial statements and their related notes included in this annual report beginning on page F-1.”

Pursuant to the Exclusive Management Services and Business Cooperation Agreement between the WFOEs, the VIEs and their shareholders, the amount of service fee and payment method should be determined by the WFOEs in its sole discretion. Under this agreement, for the years ended December 31, 2023, 2024 and 2025, the WFOEs charged RMB125.7 million, RMB145.7 million and RMB136.3 million (US$19.5 million) service fees from the VIEs, respectively. We plan to continue to determine the amount of service fee and payment method with the VIEs and their shareholders based on our evaluation of their working capital needs, and settle fees under the contractual arrangements accordingly in the future.

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

————————————————

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2) Under the terms of VIE agreements, our mainland China subsidiaries may charge the VIEs for services provided to the VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and VIEs files income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our mainland China subsidiaries and are tax neutral.

(3) Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our mainland China subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our mainland China subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our mainland China subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the mainland China subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

In addition, our mainland China subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, the VIEs and their subsidiaries to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIEs and their subsidiaries by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, except for issues with respect to the License for Online Transmission of Audio-Visual Programs, the Online Publishing Services Permit, the Permit for Publication, Printing, Reproduction, Importation or Distribution and the filing of certain educational apps regarding a few of our online apps, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, we believe our mainland China subsidiaries, the VIEs and their subsidiaries have obtained all the requisite permissions and approvals from the PRC government authorities for the business operations of our holding company, its subsidiaries and the VIEs in mainland China, including, among others, the Value-added Telecommunications Business Operation Licenses for information services via internet, known as ICP Licenses, the Permit for Production and Operation of Radio and TV Programs, the Internet Culture Business Operating License, the Private School Operating Permits regarding academic and non-academic tutoring services, the filings of educational apps pursuant to Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps for certain of our major products, the Travel Agency Operation Permit and Permits for Operating Publications. For issues with respect to the License for Online Transmission of Audio-Visual Programs, the Online Publishing Services Permit, the Permit for Publication, Printing, Reproduction, Importation or Distribution and the filings of educational apps, see “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” Our mainland China subsidiaries, the VIEs and their subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, based on the opinion of our PRC counsel, Tian Yuan Law Firm, we, our mainland China subsidiaries, the VIEs and their subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained and issues with respect to the License for Online Transmission of Audio-Visual Programs and the Online Publishing Services Permit, the Permit for Publication, Printing, Reproduction, Importation or Distribution and the filing of certain educational apps regarding our online apps. However, given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. If we, our mainland China subsidiaries, the VIEs and their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

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

Based on the opinion of our PRC counsel, Tian Yuan Law Firm, under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the VIEs and their subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

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

A. [Reserved]

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025 and selected consolidated balance sheet data as of December 31, 2024 and 2025 and selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of operations for the years ended December 31, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021, 2022 and 2023, and selected consolidated cash flows data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIEs and their subsidiaries and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIEs and their subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations
Net revenues	6,561,747	2,498,214	2,960,813	4,553,556	6,146,772	878,977
Cost of revenues(1)	(2,397,604)	(701,050)	(790,207)	(1,454,917)	(2,001,693)	(286,238)
Gross profit	4,164,143	1,797,164	2,170,606	3,098,639	4,145,079	592,739
Operating expenses
Selling expenses (1)	(5,129,267)	(1,179,760)	(1,501,200)	(2,963,736)	(3,289,064)	(470,330)
Research and development expenses (1)	(1,252,877)	(445,117)	(462,043)	(648,063)	(626,947)	(89,652)
General and administrative expenses (1)	(720,253)	(290,339)	(356,369)	(668,673)	(732,234)	(104,708)
Impairment loss on long-lived assets	(52,544)	—	—	—	—	—
Impairment loss on goodwill	(43,300)	—	—	—	—	—
Disposal loss on assets	(146,245)	—	—	—	—	—
Total operating expenses	(7,344,486)	(1,915,216)	(2,319,612)	(4,280,472)	(4,648,245)	(664,690)
Loss from operations	(3,180,343)	(118,052)	(149,006)	(1,181,833)	(503,166)	(71,951)
Interest income	31,460	21,370	75,829	70,384	39,919	5,708
Realized gains from investments	65,763	42,264	31,230	25,302	34,065	4,871
Other income, net	20,906	51,885	54,471	45,825	101,764	14,552
(Loss)/income before provision for income tax and share of results of equity investees	(3,062,214)	(2,533)	12,524	(1,040,322)	(327,418)	(46,820)
Income tax (expenses)/benefits	(40,949)	15,705	(10,657)	(8,632)	4,111	588
Share of results of equity investees	(302)	—	(9,165)	—	—	—
Net (loss)/income	(3,103,465)	13,172	(7,298)	(1,048,954)	(323,307)	(46,232)
Net (loss)/income attributable to Gaotu Techedu Inc.’s ordinary shareholders	(3,103,465)	13,172	(7,298)	(1,048,954)	(323,307)	(46,232)
Net (loss)/income per ordinary share
Basic	(18.17)	0.08	(0.04)	(6.12)	(1.98)	(0.28)
Diluted	(18.17)	0.07	(0.04)	(6.12)	(1.98)	(0.28)
Weighted average shares used in net (loss)/income per share
Basic	170,790,979	172,254,080	173,725,790	171,412,125	163,118,684	163,118,684
Diluted	170,790,979	175,991,484	173,725,790	171,412,125	163,118,684	163,118,684

Note:

(1)
Share-based compensation expenses are in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	118,145	42,490	12,959	7,003	5,641	807
Selling expenses	44,402	6,659	8,603	9,267	5,748	822
Research and development expenses	130,620	39,172	17,012	8,942	7,795	1,115
General and administrative expenses	52,092	34,333	19,779	28,005	20,034	2,864
Total	345,259	122,654	58,353	53,217	39,218	5,608

The following table presents our selected consolidated balance sheets data as of December 31, 2021, 2022, 2023, 2024 and 2025:

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	728,934	819,911	636,052	1,321,118	596,195	85,255
Restricted cash	168,189	22	33,901	5,222	115,828	16,563
Short-term investments	2,774,000	2,923,864	2,253,910	1,845,242	2,708,788	387,352
Total current assets	3,936,786	4,166,477	3,586,707	3,639,812	3,980,540	569,210
Long-term investments	—	—	1,029,632	922,740	551,641	78,884
Total assets	5,024,666	4,876,175	5,413,309	5,828,077	6,199,686	886,544
Current liabilities	1,760,268	1,609,222	1,973,284	3,260,603	4,245,487	607,097
Total liabilities	2,143,724	1,780,346	2,307,044	3,894,613	4,945,941	707,260
Total shareholders’ equity	2,880,942	3,095,829	3,106,265	1,933,464	1,253,745	179,284

The following table presents our selected consolidated cash flow data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(4,185,807)	54,545	353,697	258,007	416,094	59,501
Net cash generated from/(used in) investing activities	4,812,502	(158,385)	(423,978)	620,821	(818,783)	(117,084)
Net cash used in financing activities	(100,614)	—	(90,480)	(205,302)	(214,140)	(30,622)
Effect of exchange rate changes	15,818	26,650	10,781	(17,139)	2,512	359
Net increase/(decrease) in cash, cash equivalents and restricted cash	541,899	(77,190)	(149,980)	656,387	(614,317)	(87,846)
Cash, cash equivalents and restricted cash at beginning of year	355,224	897,123	819,933	669,953	1,326,340	189,664
Cash, cash equivalents and restricted cash at end of year	897,123	819,933	669,953	1,326,340	712,023	101,818

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

•
“Gaotu Techedu Inc.” is our Cayman Islands holding company.
•
“Other Subsidiaries” refer to the sum of BaiJiaHuLian HK, Higgz, Hita HK, Shanghai Chuxuebang, Chengdu Yuexuebang, Wuhan Lexuebang, Beijing Xizhi, and Zhengzhou Xiangcheng.
•
“VIEs and VIEs' Subsidiaries” refer to the sum of Beijing Gaotu, Shanghai Duwen and all of their subsidiaries in mainland China.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2025
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	130	2,829	876,018	—	878,977
Inter-company revenues	—	(688)	167,874	3,921	(171,107)	—
Total costs and expenses	(1,660)	(9,533)	(171,550)	(939,292)	171,107	(950,928)
(Loss)/income from subsidiaries and VIEs	(57,396)	(48,746)	(49,747)	—	155,889	—
Income from non-operations	12,824	1,335	1,827	9,145	—	25,131
(Loss)/income before income tax expenses	(46,232)	(57,502)	(48,767)	(50,208)	155,889	(46,820)
Income tax benefits	—	106	21	461	—	588
Net (loss)/income	(46,232)	(57,396)	(48,746)	(49,747)	155,889	(46,232)

	For the year ended December 31, 2024
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	40	47	623,748	—	623,835
Inter-company revenues	—	—	164,584	7,604	(172,188)	—
Total costs and expenses	(2,716)	(736)	(161,041)	(793,440)	172,188	(785,745)
(Loss)/income from subsidiaries and VIEs	(144,077)	(143,392)	(151,809)	—	439,278	—
Income from non-operations	3,087	13	4,735	11,552	—	19,387
(Loss)/income before income tax expenses	(143,706)	(144,075)	(143,484)	(150,536)	439,278	(142,523)
Income tax (expenses)/benefits	—	(2)	92	(1,273)	—	(1,183)
Net (loss)/income	(143,706)	(144,077)	(143,392)	(151,809)	439,278	(143,706)

	For the year ended December 31, 2023
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Third-party revenues	—	—	—	417,022	—	417,022
Inter-company revenues	—	4	134,290	18,861	(153,155)	—
Total costs and expenses	(1,194)	221	(112,734)	(477,457)	153,155	(438,009)
(Loss)/income from subsidiaries and VIEs	(4,002)	(2,479)	(31,454)	—	37,935	—
Income/(loss) from non-operations	4,168	(1,748)	7,308	13,023	—	22,751
(Loss)/income before income tax expenses	(1,028)	(4,002)	(2,590)	(28,551)	37,935	1,764
Share of results of equity investees	—	—	—	(1,291)	—	(1,291)
Income tax benefits/(expenses)	—	—	111	(1,612)	—	(1,501)
Net (loss)/income	(1,028)	(4,002)	(2,479)	(31,454)	37,935	(1,028)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	5,824	1,498	4,295	73,638	—	85,255
Restricted cash	—	—	—	16,563	—	16,563
Short-term investments	75,895	10,431	3,104	297,922	—	387,352
Inventory	—	—	—	7,858	—	7,858
Amounts due from subsidiaries and VIEs, current portion	844,379	127,962	576,773	12,910	(1,562,024)	—
Prepaid expenses and other current assets	10,331	(17)	4,693	57,175	—	72,182
Total current assets	936,429	139,874	588,865	466,066	(1,562,024)	569,210
Operating lease right-of-use assets	—	—	3,985	64,183	—	68,168
Property, equipment and software, net	—	—	6,903	137,401	—	144,304
Land use rights	—	—	—	11,169	—	11,169
Long-term investments	48,717	20,959	—	9,208	—	78,884
Investments in subsidiaries and VIEs	—	—	—	—	—	—
Rental deposit	—	6	1,839	5,190	—	7,035
Amounts due from subsidiaries and VIEs, non-current portion	—	47,942	—	—	(47,942)	—
Other non-current assets	—	5,208	25	2,541	—	7,774
Total non-current assets	48,717	74,115	12,752	229,692	(47,942)	317,334
TOTAL ASSETS	985,146	213,989	601,617	695,758	(1,609,966)	886,544

Short-term borrowings	—	—	—	14,300	—	14,300
Accrued expenses and other current liabilities	10,908	628	46,478	161,842	—	219,856
Amounts due to related party	—	—	—	25,991	—	25,991
Amounts due to subsidiaries and VIEs	17,054	852,522	129,918	562,542	(1,562,036)	—
Deferred revenue, current portion	—	14	139	327,216	—	327,369
Operating lease liabilities, current portion	—	—	1,065	18,484	—	19,549
Income tax payable	—	—	7	25	—	32
Total current liabilities	27,962	853,164	177,607	1,110,400	(1,562,036)	607,097
Deferred revenue, non-current portion	—	—	—	39,556	—	39,556
Operating lease liabilities, non-current portion	—	—	967	44,321	—	45,288
Deferred tax liabilities	—	—	—	10,760	—	10,760
Deficit of investments in subsidiaries and VIEs	777,900	133,417	556,460	—	(1,467,777)	—
Long-term borrowings	—	—	—	4,559	—	4,559
Other long-term payables	—	—	—	42,622	(42,622)	—
Total non-current liabilities	777,900	133,417	557,427	141,818	(1,510,399)	100,163
TOTAL LIABILITIES	805,862	986,581	735,034	1,252,218	(3,072,435)	707,260
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	179,284	(772,592)	(133,417)	(556,460)	1,462,469	179,284

	As of December 31, 2024
	Gaotu Techedu Inc.	Other subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	30,238	6,490	76,245	68,019	—	180,992
Restricted cash	—	—	—	715	—	715
Short-term investments	70,780	—	100,722	81,295	—	252,797
Inventory	—	—	—	4,987	—	4,987
Amounts due from subsidiaries and VIEs, current portion	881,917	77,183	489,189	92,277	(1,540,566)	—
Prepaid expenses and other current assets	249	4	5,506	53,706	(305)	59,160
Total current assets	983,184	83,677	671,662	300,999	(1,540,871)	498,651
Operating lease right-of-use assets	—	—	5,947	63,046	—	68,993
Property, equipment and software, net	—	—	6,521	85,301	—	91,822
Land use rights	—	—	—	3,529	—	3,529
Long-term investments	23,855	—	2,883	99,677	—	126,415
Investments in subsidiaries and VIEs	—	17,638	—	—	(17,638)	—
Rental deposit	—	—	1,664	4,615	—	6,279
Amounts due from subsidiaries and VIEs, non-current portion	—	61,500	—	—	(61,500)	—
Other non-current assets	—	—	48	2,704	—	2,752
Total non-current assets	23,855	79,138	17,063	258,872	(79,138)	299,790
TOTAL ASSETS	1,007,039	162,815	688,725	559,871	(1,620,009)	798,441

Accrued expenses and other current liabilities	792	80	58,798	111,227	(305)	170,592
Amounts due to subsidiaries and VIEs	14,807	882,331	119,174	524,255	(1,540,567)	—
Deferred revenue, current portion	—	—	—	255,791	—	255,791
Operating lease liabilities, current portion	—	—	4,544	15,682	—	20,226
Income tax payable	—	1	8	82	—	91
Total current liabilities	15,599	882,412	182,524	907,037	(1,540,872)	446,700
Deferred revenue, non-current portion	—	—	—	29,975	—	29,975
Operating lease liabilities, non-current portion	—	—	1,007	46,204	—	47,211
Deferred tax liabilities	—	—	39	9,634	—	9,673
Deficit of investments in subsidiaries and VIEs	726,558	—	487,517	—	(1,214,075)	—
Other long-term payables	—	—	—	54,538	(54,538)	—
Total non-current liabilities	726,558	—	488,563	140,351	(1,268,613)	86,859
TOTAL LIABILITIES	742,157	882,412	671,087	1,047,388	(2,809,485)	533,559
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	264,882	(719,597)	17,638	(487,517)	1,189,476	264,882

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2025
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	4,816	7,504	(160,199)	207,380	—	59,501
Investments in subsidiaries and VIEs	—	—	—	—	—	—
Loans to subsidiaries and VIEs	(53,309)	(96,649)	—	—	149,958	—
Repayment from subsidiaries and VIEs	91,662	56,960	—	—	(148,622)	—
Other investing investments	(25,735)	71,303	(8,823)	(153,829)	—	(117,084)
Net cash generated from/(used in) investing activities	12,618	31,614	(8,823)	(153,829)	1,336	(117,084)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	53,309	96,649	—	(149,958)	—
Repayment to parent company	—	(90,070)	(1,592)	(56,960)	148,622	—
Other financing activities	(49,100)	—	—	18,478	—	(30,622)
Net cash (used in)/generated from financing activities	(49,100)	(36,761)	95,057	(38,482)	(1,336)	(30,622)

	For the Year Ended December 31, 2024
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(1,674)	2,170	(133,350)	168,201	—	35,347
Investments in subsidiaries and VIEs	—	—	—	—	—	—
Loans to subsidiaries and VIEs	(10,172)	—	—	—	10,172	—
Repayment from subsidiaries and VIEs	44,589	32,918	—	—	(77,507)	—
Other investing investments	12,660	(35)	(50,372)	122,799	—	85,052
Net cash generated from/(used in) investing activities	47,077	32,883	(50,372)	122,799	(67,335)	85,052
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	10,172	—	—	(10,172)	—
Repayment to parent company	—	(44,589)	(4,044)	(28,874)	77,507	—
Other financing activities	(28,126)	—	—	—	—	(28,126)
Net cash (used in)/generated from financing activities	(28,126)	(34,417)	(4,044)	(28,874)	67,335	(28,126)

	For the Year Ended December 31, 2023
	Gaotu Techedu Inc.	Other Subsidiaries	WFOEs	VIEs and VIEs' Subsidiaries	Elimination	Consolidated Totals
	US$	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	2,053	2,508	(84,322)	129,578	—	49,817
Investments in subsidiaries and VIEs	—	—	—	—	—	—
Loans to subsidiaries and VIEs	(35,317)	(1,403)	—	—	36,720	—
Repayment from subsidiaries and VIEs	56,733	409	—	—	(57,142)	—
Other investing investments	4,303	26,352	72,678	(163,049)	—	(59,716)
Net cash generated from/(used in) investing activities	25,719	25,358	72,678	(163,049)	(20,422)	(59,716)
Capital contribution from parent company	—	—	—	—	—	—
Loans from parent company	—	35,317	—	1,403	(36,720)	—
Repayment to parent company	—	(56,733)	(409)	—	57,142	—
Other financing activities	(12,744)	—	—	—	—	(12,744)
Net cash (used in)/generated from financing activities	(12,744)	(21,416)	(409)	1,403	20,422	(12,744)

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
•
The cessation of compulsory education academic subject tutoring services has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of compulsory education academic subject tutoring services has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”
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
•
We are facing new risks and challenges related to the operations of our offline learning centers, which may adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are facing new risks and challenges related to the operations of our offline learning centers, which may adversely affect our business and results of operations.
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. Our holding company, our PRC subsidiaries, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure. ”
•
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless.”

•
We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”
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

We recorded a net loss of RMB323.3 million (US$46.2 million) in 2025, compared to a net loss of RMB1,049.0 million in 2024 and a net loss of RMB7.3 million in 2023. The cessation of compulsory education academic subject tutoring services has materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We may incur net losses in the future while exploring new business strategies, and we cannot assure you that we will be able to consistently generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest in developing new course offerings and digital products to attract new students and strengthen our technologies and data analytics capabilities to enhance student experience. As a result of the foregoing, we may not be profitable or increase our profitability in the future.

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

On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People's Congress on Amending the PRC Cybersecurity Law. The revised RPC Cybersecurity Law came into force on January 1, 2026. The key amendments to the newly revised PRC Cybersecurity Law include: a material increase in the maximum number of fines for violations; the introduction of hierarchical and tiered penalties; the addition of new enforcement measures such as ordering the suspension or shutdown of applications; and the inclusion of regulatory requirements applicable to artificial intelligence for the first time. The revised RPC Cybersecurity Law also further refines provisions related to personal information protection and data security, and aligns with and complements the Personal Information Protection Law and the Data Security Law of the People’s Republic of China. Based on the facts that, (i) the Revised Cybersecurity Review Measures, the Regulations on the Network Data Security and the Revised PRC Cybersecurity Law were newly adopted, and the implementation and interpretation of these are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, nor have we received any material inquiries, notices, warnings, or sanctions from any competent regulatory authorities of mainland China related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing laws and regulations of mainland China on cybersecurity, data security and personal data protection issued by the CAC in all material respects.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures, the Regulations on the Network Data Security and the Revised PRC Cybersecurity Law remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures, the Regulations on the Network Data Security and the Revised PRC Cybersecurity Law, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the aforementioned laws and regulation mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

Pursuant to the Alleviating Burden Opinion and the Opinion on Supervising After-School Tutoring Institutions, or the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operating permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. Due to the complex and evolving regulatory environment of the after-school tutoring industry, we cannot assure you that we have obtained and maintained all requisite private school operation permits and filings for all of our tutoring institutions and learning centers. However, there is also no assurance that we will be able to update or renew the existing permits and filings on a timely basis, or at all. We may be subject to fines, confiscation of the gains derived from our noncompliant operations, or suspension of our operations, for any non-compliance incidents occurred from time to time, which may materially and adversely affect our business and results of operations. For example, in October 2024, certain governmental authorities imposed an aggregate amount of approximately RMB150,000 of fines on two of our academic tutoring institutions in Jinan, Shandong Province for lack of private school operating permit. In 2025, certain governmental authorities imposed an aggregate amount of approximately RMB90,000 of fines on three of our offline tutoring institutions in Tianjin, Shandong and Anhui for a lack of private school operating permits. In addition, according to a Notice published on the official website of Haidian District, Beijing in October 2025, Beijing GaoTuYunJi Education Technology Co., Ltd, or Beijing GaoTuYunJi, which do not hold a Private School Operation Permit, was found to have conducted offline after-school tutoring services on academic subjects. The Alleviating Burden Supervision Office of Beijing Haidian District ordered the suspension of the tutoring activities, required Beijing GaoTuYunJi to refund the relevant tuition fees, dismantle tutoring facilities. The Haidian District Market Supervision Administration will conduct further investigation in accordance with applicable regulations. As of the date of this annual report, we have not received any administrative penalty decision or notice of fine from the relevant authorities in connection with the foregoing matter. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures.

Pursuant to PRC laws and regulations related to publication, the publication and sale of our content products, such as books, require government approval and permit. We currently hold various Permits for Operating Publications through the VIEs and their subsidiaries. Our subsidiaries offer teaching handouts and other materials to our students. It is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the National Press and Publication Administration or its local branches or other competent authorities deem such activities as publishing, such activities may be deemed as publishing activities without a Permit for Publication, Printing, Reproduction, Importation or Distribution or other illegal publishing activities, and we may become subject to penalties, fines, legal sanctions, confiscation of the gains derived from our non-compliant activities and tools and equipment for such activities, or an order suspending our printing and providing of teaching handouts and other materials to our students. For example, in 2024 and 2025, certain governmental authorities imposed an aggregate amount of approximately RMB53,000 of fines on certain of our subsidiaries, including two of our subsidiaries in Beijing and one subsidiary in Chengdu, for engaging in illegal publication.

On August 10, 2019, the Ministry of Education, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, which require filings with the competent provincial regulatory authorities for education for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios. On November 11, 2019, the Ministry of Education issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements for such apps. As of the date of this annual report, we have completed the filings of educational apps for all of our major products, with a few other products in process or in preparation for filing. Any failure to complete the required filings of educational apps may result in our relevant online apps being blacklisted or removed from the app stores by the competent government authority, and we may be prohibited from submitting any such filings for six months following the determination.

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

We have granted options and restricted share units, and recorded RMB58.4 million, RMB53.2 million and RMB39.2 million (US$5.6 million)in 2023, 2024 and 2025, respectively, in share-based compensation expenses in relation to such share-based award grants. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

The global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of internet video, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we conduct our business in mainland China primarily through the VIEs and their subsidiaries, based on a series of contractual arrangements by and among the WFOEs, the VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, the shareholders of the VIEs effectively assigned all of their voting rights and economic interests underlying their equity interest in the VIEs to us, which gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We consolidate financial results of the VIEs and their subsidiaries into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations. However, investors in our ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIEs, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed approximate 100% of our revenues in 2025.

In the opinion of our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, (i) the ownership structure of the VIEs and the WFOEs in mainland China does not result in any violation of the laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among the WFOEs, the VIEs and their shareholders are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and will not result in any violation of the laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC counsel that the interpretation and application of current and future laws and regulations of mainland China are subject to changes. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
imposing fines on us;
•
confiscating any of our income that they deem to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on our operations;
•
placing restrictions on our right to collect revenues; and
•
shutting down our servers or blocking our apps and websites.

If the government of mainland China deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless. Any of these events could cause significant disruption to our business operations and severely damage our reputation, subject us to severe penalties or cause us to be forced to relinquish our interests in those operations, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. This could result in a loss of investor confidence in the reliability of our financial conditions, which in turn could cause our ordinary shares and ADSs to decline in value or become worthless.

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, and their shareholders to operate our business in mainland China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts for our business operations. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China, arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system of mainland China. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIEs that these contractual arrangements assigned to us, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under the laws of mainland China. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with the legal procedures of mainland China. However, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under the laws of mainland China. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise the voting rights in the VIEs that these contractual arrangements assigned to us, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under the applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our contractual arrangements with the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws of mainland China, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for mainland China tax purposes, which could in turn increase its tax liabilities without reducing our mainland China subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, the VIEs and their subsidiaries to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIEs by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash Flows through Our Organization.” Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our mainland China subsidiaries may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Beijing Gaotu and Beijing Lexuebang enjoy a preferential enterprise income tax rate of 15% as they are recognized as high and new technology enterprises by PRC governmental authorities. The qualification as a high and new technology enterprise is subject to annual evaluation and a three-year review by the PRC governmental authorities. In addition, an enterprise that qualifies as a “software enterprise” established after January 1, 2011 and could qualify the conditions of software enterprises specified in the Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission, or the NDRC, and the MIIT, is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Beijing Yuexuebang has obtained the Software Enterprise Certificate and has been exempted form exemption from enterprise income tax for 2023 and 2024, enjoyed a reduced tax rate of 12.5% for 2025, and will benefit from a reduced tax rate of 12.5% from 2026 to 2027. If these entities fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and consolidated VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries, the VIEs and their subsidiaries. We may make loans to our mainland China subsidiaries, the VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our mainland China subsidiaries. Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under the laws of mainland China, are subject to applicable foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly for payment beyond the business scope of such foreign invested enterprise or payment prohibited by laws and regulations; (ii) directly or indirectly for investment in securities unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope; and (iv) paying the expenses related to the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in mainland China, we are not likely to make such loans to the VIEs, which are domestic companies incorporated in mainland China. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises engaged in value-added telecommunication services and certain other businesses.

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

Under the laws of mainland China, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the PRC market regulation administrative authorities. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will need to seek approval by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees may abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares(with certain shares in the authorized share capital remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Larry Xiangdong Chen, our founder, chairman of board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2026, these Class B ordinary shares constitute 46.1% of our total issued and outstanding share capital and 89.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, Mr. Chen has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Mr. Chen may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, the registers of mortgages and charges of such companies, and the names of the current directors of such companies upon the payment of a fee to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

In January 2020, we completed the acquisition of Zhengzhou Kaitong Kegongmao Co., Ltd. and renamed it as Zhengzhou GaoTuYunJi Education Technology Co., Ltd., which became a subsidiary of Beijing Gaotu.

In December 2020, we raised US$870 million in net proceeds from the private placement of our newly issued Class A ordinary shares to certain investors.

In May 2025, we gained control over Shanghai Duwen through Beijing Lexuebang by entering into a series of contractual arrangements with Shanghai Duwen and its shareholders. In the same month, we completed the acquisition of 100% of equity interest of Zhengzhou Weizhen Culture Technology Co., Ltd., which became a subsidiary of Zhengzhou GaoTuYunJi Education Technology Co., Ltd.

In December 2025, we completed the acquisition of 100% of equity interest of Zhengzhou You’ai Culture Technology Co., Ltd., which became a subsidiary of Zhengzhou GaoTuYunJi Education Technology Co., Ltd.

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

•
For operations: optimized growth and sustainable impact. AI analytics optimize strategies for learner acquisition, engagement and retention, enabling precise resource allocation, smarter marketing and scalable growth while preserving personal touch that drives our success.

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

•
Learning flywheel driving growth and scalability. As a product-led platform, our focus on continuously improving and refining the learning experience magnifies engagement, attracting more learners to our platform. The more learners engage with our platform, the more learning scenarios and content available for us to refine our curriculum, enhance teaching quality and drive better learning effectiveness. Our elite teachers, proprietary curriculum and AI-driven personalization work together to create high-quality instruction, foster engagement and enhance learning outcomes. As our courses become more engaging and effective, learner retention increases, attracting more learners through word-of-mouth referrals. A growing learner base generates valuable data and user insights, which feed back into our system to continuously refine both our curriculum and AI models, reinforcing this cycle of growth and improvement.
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

AI tools and MLOps. Our AI tools and MLOps platform transform operational workflows by automating processes to improve efficiency and scalability. AI automation has significantly reduced the need for human intervention in standardized operational tasks, such as executing standard operating procedures and lead allocation. Key AI applications implemented include intelligent learner engagement, where our AI-driven dialogue system manages a significant portion of learner inquiries, allowing teachers to focus on teaching without being interrupted by routine questions particularly during class hours. Our intelligent grading tools efficiently handle a large volume of assignments with a level of accuracy and consistency comparable to that of human teachers, thus enabling small teams to process thousands of submissions quickly and effectively. Additionally, our smart exam subject selection planner guides learners in making data-driven decisions about which subjects to focus on to maximize their chances of success. Our AI tutor mobile app, which operates without the involvement of human teachers, delivers personalized learning experiences and real-time feedback with 24/7 support. In marketing and learner acquisition, AI-driven content personalization through Q&A, intent recognition and targeted recommendations has substantially increased conversion rates and overall transaction value with enhanced marketing staff productivity.

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

Offline courses. Expanding upon our online offerings, we are growing our nationwide network of learning centers across China to provide face-to-face learning opportunities and more localized educational experiences. Our learning centers cater to learners who value in-person teaching, offering a supportive environment for direct interaction with instructors and peer collaboration. To meet the diverse educational needs and preferences of learners across different regions, we continuously adapt our curriculum, teaching methods and pricing strategies to align with local market conditions.

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

Educational Content & Digitalized Learning Products

Educational content & digitalized learning products mainly include content products, such as books and digitalized auxiliary learning tools. We are continuously improving our educational products by utilizing the expertise of our instructors and content team alongside AI and data analytics, through capabilities such as content generation and graphical learning maps.

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

Our Instructor and Tutor Talent

Our Instructors

We are committed to developing and maintaining a team of high-quality instructors. We believe our instructors’ teaching capabilities, experience and proven track record fundamentally differentiate us from our competitors. As of December 31, 2025, we had 4,989 instructors, including 2,576 full-time instructors and 2,413 contract instructors.

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

Our Tutors

We have a team of passionate and well-qualified tutors that are essential to our business. We have developed methods for hiring, training and retaining qualified tutors, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy. Our tutors provide learning guidance and daily support to learners throughout the entire duration of a course. As of December 31, 2025, we had 5,323 tutors, including 3,928 full-time tutors and 1,395 contract tutors.

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

Recruitment

Leveraging our extensive experience in the private education sector, we have been able to effectively recruit and retain high quality tutors across our course offerings. We primarily seek tutor candidates from recent graduates of reputable universities in China who have demonstrated proficiency in the relevant subjects, a strong sense of responsibility, as well as good communication skills and learning capabilities. We hold recruiting events at universities across mainland China to seek qualified candidates. We have entered into cooperation arrangements with universities in mainland China, through which we promote our job offerings to and accept applications from their students. We also partner with universities in mainland China to provide internship and graduate programs, cultivating a sustainable talent pipeline for our tutor team. In addition, we also attract outstanding experienced applicants through various online career websites and regularly participate in job fairs to hire qualified candidates with one to two years of work experience.

Training

We provide our newly hired tutors with an orientation program to introduce their workflow and job responsibilities. To ensure our tutors will continue to engage and build relationships with learners, we have developed systematic on-the-job training programs covering four specific areas: corporate culture and tutor responsibilities, standardized workflow practices, personal capabilities development, management skills. Our tutors are required to attentively reach out to learners at each stage of their learning process based on our standardized workflow provided in our training programs. We also train our tutors to identify signs of learning challenges of learners and provide emotional support to learners to help cope with the challenging aspects of their studies. We have an on-going review mechanism to assess our tutors’ job performance.

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

Educational Content Development

Content Development Team

In addition to our skilled instructors, we have a dedicated team focused on developing high-quality educational content that supports our teaching efforts. As of December 31, 2025, we had a content development team of 726 professionals, who focus on the following three areas:

•
Proprietary course curriculum and educational content. Our content development team is responsible for designing, updating and refining our course syllabi and materials to stay aligned with the latest trends and advancements in each subject area. This approach ensures that learners have access to up-to-date, high-quality content, fostering engagement, supporting skill development, and empowering them to apply knowledge effectively in real-world contexts.
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

Content Development Process

We design and develop substantially all of our course materials in-house, including course outlines, interactive courseware, practice exercises and lesson notes, to ensure a seamless and effective learning experience for our learners. We maintain a strict process for creating new course materials. Before new course material is officially applied, the drafts, along with the accompanying practice exercises, typically undergo multiple rounds of internal review. We generally pilot test new courses for up to six to twelve months before they are broadly released. We regularly update our course materials to stay abreast of the latest trends in their respective subject areas. We also develop and update curricula and course materials tailored for classes of varying difficulty levels to address diverse educational requirements and needs of our learners at different levels.

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

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through AI-enabled content-driven strategies across various online and offline channels. At the same time, we also generate sales leads from word-of-mouth referrals by our learners. Additionally, our marketing strategies leverage AI-driven content personalization, including Q&A and targeted recommendations, to boost our conversion rates and the overall transaction value with improved marketing staff productivity. Our intelligent customer service is available to assist potential learners with their inquiries to streamline the process and improve response times. We believe our high-quality course offerings and satisfactory learning experience powered by our suite of AI applications will continue to generate positive word-of-mouth referrals.

Sales Process

We have formulated an effective and systematic sales conversion standard operating procedure designed to optimize the effectiveness of each step of a prospective learner’s interaction with our platform, from content creation, content distribution, sales leads acquisition, to paid enrollment conversion and retention. We believe our sales efficiency relies on the multistage amplification of each of our sales links. Through AI-driven sales lead tracking, we closely monitor the conversion of each sales link to measure our sales effectiveness and continually optimize at each stage.

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

As of the date of this annual report, we have registered 425 domain names relating to our business, 221 software copyrights, 56 work copyrights, 123 patents and 1,096 trademarks in mainland China.

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

On June 10, 2020, the General Office of the Ministry of Education and the General Office of the SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities. On September 27, 2021, the General Office of the Ministry of Education and the General Office of the SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which further revised the form of service contract for after-school training.

On December 29, 2006, the Standing Committee of the National People’s Congress promulgated the Law for Protection of Minors, which was most recently amended on April 26, 2024 and became effective on the same date. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study, and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors. On October 16, 2023, the State Council promulgated the Regulation of Online Protection of Minors, which provides that, providers of online education network products and services targeting minors shall provide corresponding products and services based on minors' physical and mental development characteristics and cognitive abilities at different age stages, in accordance with laws, administrative regulations or provisions promulgated by the State Council.

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

On January 3, 2025, the Ministry of Education promulgated the Administrative Measures for the Application of the National Off-campus Education and Training Supervision and Service Integrated Platform, which became effective on the same date. These measures establish a nationwide platform to support the supervision of off-campus tutoring activities. Off-campus tutoring institutions are required to register with the platform, provide and update relevant information, and conduct certain operational activities through the platform, including course display, enrollment, payment and refund processing. The platform also publicly discloses information such as the “whitelist” and “blacklist” of tutoring institutions and facilitates regulatory monitoring of tutoring institutions’ operations and prepaid funds.

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

The Amended Classified Catalog of Telecommunications Services (2015 Version), which took effect on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of value-added telecommunications services and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000, and last amended on December 6, 2024, set forth more specific rules on the provision of internet information services. According to these administrative measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-added Telecommunications Business Operating License for Internet Information Services, namely the ICP License, from the government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

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

We provide information and services to our students through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the laws and regulations, Beijing Gaotu and two of its subsidiaries, Shanghai GaoTuYunJi Education Technology Co., Ltd., Beijing Xinjianzhineng Technology Co., Ltd., each currently holds a Value-added Telecommunications Business Operating License.

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

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIEs to operate our business in mainland China. However, there remains uncertainty with respect to the interpretation and application of existing or future laws and regulations of mainland China on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless.”

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

Regulation Related to Production and Distribution of Radio and Television Programs

On July 19 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which became effective on August 20, 2004 and were last amended on June 3, 2025. These administrative measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these administrative measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

We currently hold a Permit for Production and Operation of Radio and TV Programs, which remains valid until October 14, 2027.

Regulation Related to Internet Culture Activities

On May 10, 2003, the Ministry of Culture (currently known as Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, which were last amended on December 15, 2017. These provisions require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the Ministry of Culture. “Internet cultural activity” is defined under these provisions as an act of providing internet cultural products and related services.

On May 14, 2019, the General Office of Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which requires that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that require an Internet Culture Business Operating License.

We currently hold an Internet Culture Business Operating License, which remains valid until October 28, 2028.

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

Regulation Related to Cybersecurity, Data Security, and Personal Information Protection

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; and (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People's Congress on Amending the PRC Cybersecurity Law. The revised RPC Cybersecurity Law came into force on January 1, 2026. The key amendments to the newly revised PRC Cybersecurity Law include: a material increase in the maximum number of fines for violations; the introduction of hierarchical and tiered penalties; the addition of new enforcement measures such as ordering the suspension or shutdown of applications; and the inclusion of regulatory requirements applicable to artificial intelligence for the first time. The revised RPC Cybersecurity Law also further refines provisions related to personal information protection and data security, and aligns with and complements the Personal Information Protection Law and the Data Security Law of the People’s Republic of China.

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

On November 25, 2022, the CAC and other authorities issued the Administrative Provisions on Deep Synthesis of Internet-based Information Services, effective from January 10, 2023. The rules define deep synthesis technologies—covering text, image, audio, video, and virtual scene generation and editing—and impose compliance obligations on service providers and technical supporters. Key requirements include implementing security management systems, user real-name authentication, enhanced content review, and rumor-refutation mechanisms. Service providers and technical supporters must ensure data security for training data. For biometric editing (e.g., facial or voice data), separate consent and security assessments for high-risk tools are required. The provisions also require implicit identifiers in all synthetic content without affecting user experience for traceability. In addition, where deep synthesis services risk causing public confusion or misunderstanding, service providers must add prominent identifiers at reasonable positions within the content to indicate its synthetic nature. Furthermore, service providers and technical supporters with public opinion or social mobilization capabilities must file algorithms with the CAC and undergo security assessments before launching new products or functions.

On July 10, 2023, the CAC and several other administrations jointly issued the Provisional Measures for the Administration of Generative Artificial Intelligence Services, effective from August 15, 2023. The Provisional Measures for the Administration of Generative Artificial Intelligence Services clarify the basic norms of generative artificial intelligence services from the aspects of content security, data security, personal information protection and service standards, among others. On March 7, 2025, the CAC and several other administrations jointly issued the Notice on Promulgation of the Measures for Labeling AI-Generated or Composed Content, effective from September 1, 2025, which provides that service providers shall add explicit identifiers (such as text prompts, corner marks, etc.) and implicit identifiers (such as file metadata, digital watermarks, etc.) to generated synthetic content including text, images, audio, and video. It also clarifies the subject responsibilities in the processes of content generation, transmission, and distribution.

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

Under the Administrative Provisions on the Publications Market, which were jointly promulgated by the SAPPRFT and the Ministry of Commerce on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain a Permit for Operating Publications from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, under the administrative provisions. Without the requisite license, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines. We currently hold various Permits for Operating Publications through the VIEs and their subsidiaries.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Subsequently, pursuant to the Notice on Deepening the Reform of Foreign Exchange Management for cross-border Investment and financing, or the SAFE Circular 43 promulgated by SAFE on September 12, 2025, the restriction set out in item (iv) above regarding the use of settled RMB funds to purchase real estate not for self-use purposes has been removed.

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

We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our mainland China subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT. The Standing Committee of the National People’s Congress published the Value-Added Tax Law of the PRC on December 25, 2024, which came into effect on January 1, 2026 and replace the Interim Regulations on Value-Added Tax of the PRC. While the Value-Added Tax Law of the PRC mainly preserves the fundamental structure of the current VAT regulations and maintains current tax rates of 13%, 9%, 6% and 0%, it further clarifies the scope of taxable services, and narrows the scope of situations deemed as taxable transactions. It also integrates non-taxable items and establishes VAT as an outside-the-price tax, with a unified 3% tax rate for simplified taxation.

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

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Security Review Regulations to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under these regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On March 10, 2023, the SAMR promulgated the Provisions on the Review of Concentrations of Undertakings, the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective from April 15, 2023, to further implement the Anti-Monopoly Law. The Provisions on Prohibition of Monopoly Agreements were last amended on December 9, 2025, and became effective on February 1, 2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIEs and their principal subsidiaries, as of the date of this annual report:

Notes:

(1)
Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.
(2)
Shareholders of Shanghai Duwen and their respective shareholdings in Shanghai Duwen and relationship with our company are Guo Shuai (70%) and Huang Ruonan (30%), both are our consultants.

Contractual Arrangements with the VIEs and Their Shareholders

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company with limited liability incorporated in the Cayman Islands. The WFOEs are our mainland China subsidiaries and foreign-invested enterprises under the laws of mainland China. To comply with the laws and regulations of mainland China, we primarily conduct our business in mainland China through the VIEs and their subsidiaries based on a series of contractual arrangements by and among (i) the WFOEs, Beijing Gaotu and its shareholders and (ii) Beijing Lexuebang, Shanghai Duwen and its shareholders. On January 26, 2021, the WFOEs entered into a supplementary agreement with the Beijing Gaotu and its shareholders. Pursuant to the supplementary agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the original agreements, enjoyed the same rights of Beijing Lexuebang under the original agreements and jointly assume the obligations of Beijing Lexuebang thereunder. On November 30, 2024, the WFOEs entered into a Supplementary Agreement to the Exclusive Management Services and Business Cooperation Agreement with the Beijing Gaotu and its shareholders. Pursuant to the Supplementary Agreement, certain significant subsidiaries are included in the list of the subsidiaries of Beijing Gaotu attached as Appendix II of the Exclusive Management Services and Business Cooperation Agreement.

On May 1, 2025, Beijing Lexuebang entered into a series of contractual arrangements with Shanghai Duwen and its shareholders, Guo Shuai and Huang Ruonan, including an Exclusive Call Option Agreement, an Exclusive Management Services and Business Cooperation Agreement, an Equity Interest Pledge Agreement and Powers of Attorney. In connection with such contractual arrangements, the spouse of Guo Shuai executed a spousal consent letter.

Our contractual arrangements with the VIEs and their shareholders: (i) effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the VIEs to us, (ii) enable us to receive substantially all of the economic benefits of the VIEs, and (iii) allow us to have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by the laws of mainland China.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, Beijing Gaotu and its shareholders.

Agreements that effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in Beijing Gaotu to us

Powers of Attorney. Pursuant to the powers of attorney executed by Beijing Gaotu’s shareholders, each of them irrevocably authorized the WFOEs or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in Beijing Gaotu, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among the WFOEs, Beijing Gaotu and its shareholders, Beijing Gaotu’s shareholders pledged all of their equity interests of Beijing Gaotu to the WFOEs as security for performance of the obligations of Beijing Gaotu and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

We have registered the equity interest pledge under the equity interest pledge agreement in relation to Beijing Gaotu with the relevant office of the SAMR in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from Beijing Gaotu

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, Beijing Gaotu and its shareholders, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to Beijing Gaotu and its subsidiaries. In exchange, Beijing Gaotu and its subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, Beijing Gaotu and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable laws of mainland China, Beijing Gaotu and its shareholders do not have any right to terminate the agreement.

Agreements that provide us with the call option to purchase the equity interests in Beijing Gaotu

Exclusive Call Option Agreement. Under the exclusive call option agreement among the WFOEs, Beijing Gaotu and its shareholders, each of the shareholders of Beijing Gaotu irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in Beijing Gaotu at a purchase price equal to the lowest price permissible by the then-applicable laws and regulations of mainland China at WFOEs’ sole and absolute discretion to the extent permitted by the laws of mainland China. The shareholders of Beijing Gaotu shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). Beijing Gaotu and its shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Gaotu; (ii) transfer or otherwise dispose of their equity interests in Beijing Gaotu; (iii) change Beijing Gaotu’s registered capital; (iv) amend Beijing Gaotu’s articles of association; (v) sell, transfer, license or otherwise dispose of any of Beijing Gaotu’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000; (vi) cause Beijing Gaotu to enter into any major contracts or terminate any material contracts to which Beijing Gaotu is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve Beijing Gaotu; or (ix) allow Beijing Gaotu to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in Beijing Gaotu have been transferred to the WFOEs or its designee(s).

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of certain shareholders of Beijing Gaotu, the signing spouses unconditionally and irrevocably agreed that the equity interest in Beijing Gaotu held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Beijing Gaotu held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in Beijing Gaotu held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Beijing Lexuebang, Shanghai Duwen and its shareholders have also entered into a series of contractual arrangements similar to the contractual arrangements described above. As of the date of this annual report, we have registered the equity interest pledge under the equity interest pledge agreement in relation to Shanghai Duwen with the relevant office of the SAMR in accordance with the PRC Civil Code.

In the opinion of Tian Yuan Law Firm, our PRC counsel:

•
the ownership structures of the VIEs and the WFOEs in mainland China are not in violation of applicable laws and regulations of mainland China currently in effect; and
•
the contractual arrangements between the WFOEs, the VIEs and their shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect.

However, our PRC counsel has also advised us that the interpretation and application of current and future laws and regulations of mainland China are subject to changes. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIEs that conduct our operations, our securities may decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

D. Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of 23,472 square meters to support our content development activities and daily operations, with lease term ranging from 2.4 to 6.1 years. In addition, we lease approximately 212,492 square meters, to support our daily operations, with lease terms ranging from 0.2 to 7.2 years in Beijing and 18 other provinces and municipalities throughout mainland China. We lease all of the facilities that we currently occupy from independent third parties.

We also own several plots of commercial real estate in the Economic Development Area of Zhengzhou, China, which we use for business operations. The commercial real estate includes eight office buildings, among which four buildings are currently in progress. These eight buildings have a combined gross floor area of 226,700 square meters. We believe that the facilities that we currently lease and the commercial real estate that we purchased in Zhengzhou, China are adequate to meet our needs for the foreseeable future.

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

Our business, financial condition, results of operations and prospect have been materially and adversely affected in 2023, 2024, 2025 and subsequent periods by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and related regulations, rules and policies, as well as our new business directives in the non-compulsory education business vertical. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Net Revenues

In 2023, 2024 and 2025, we derived substantially all of our net revenues from the course fees that we charge to our students. We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period from 1 month to 6 months. For some courses, we continue to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Learning services	2,872,901	97.0	4,419,964	97.1	6,039,033	863,570	98.2
Educational content & digitalized learning products	55,980	1.9	83,930	1.8	77,089	11,024	1.3
Other revenue	31,932	1.1	49,662	1.1	30,650	4,383	0.5
Total	2,960,813	100.0	4,553,556	100.0	6,146,772	878,977	100.0

Our learning services in 2023, 2024 and 2025 primarily consisted of tutoring fees from traditional learning services, non-academic tutoring services, college student and adult education services. Our educational content & digitalized learning products primarily consisted of the amount of sales in books and digitalized auxiliary learning tools. Our other revenue was primarily derived from online marketing service, intellectual properties license grant service and the rent we charged to third parties.

In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. Currently, we focus on offering traditional learning services, non-academic tutoring services, college student and adult education services, as well as educational content and digitalized learning products. The cessation of our compulsory education academic subject tutoring services has materially and adversely affected our financial condition and results of operations in 2023, 2024 and 2025, and we expect it will continue to have an adverse effect on our financial condition and results of operations in 2026 and subsequent periods.

Cost of revenues

Our cost of revenues primarily consists of performance-based salaries to instructors and total compensation to tutors. We recorded cost of revenues of RMB790.2 million, RMB1,454.9 million and RMB2,001.7 million (US$286.2 million) in 2023, 2024 and 2025, respectively. Our cost of revenues also includes costs for teaching materials, rental expenses for our office space, depreciation and amortization expenses, and transaction fee paid to third-party online payment channels.

Operating expenses

Our operating expenses consist primarily of selling expenses, and to a lesser extent, research and development expenses and general and administrative expenses.

Selling expenses. We recorded selling expenses of RMB1,501.2 million, RMB2,963.7 million and RMB3,289.1 million (US$470.3 million) in 2023, 2024 and 2025, respectively. Our selling expenses primarily consist of expenses relating to our marketing and brand promotion activities, compensation to our personnel involved in sales and marketing expenses and other miscellaneous expense.

Research and development expenses. We recorded research and development expenses of RMB462.0 million, RMB648.1 million and RMB626.9 million (US$89.7 million) in 2023, 2024 and 2025, respectively. Research and development expenses consist primarily of compensation to our education content development personnel, and to our technology development personnel, and to a lesser extent, server and bandwidth expenses and others.

General and administrative expenses. We recorded general and administrative expenses of RMB356.4 million, RMB668.7 million and RMB732.2 million (US$104.7 million) in 2023, 2024 and 2025, respectively. Our general and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions and administrative personnel.

Taxation

We had income tax expenses of RMB10.7 million in 2023, income tax expenses of RMB8.6 million in 2024 and income tax benefits of RMB4.1 million (US$0.6 million) in 2025. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in Cayman Islands, Hong Kong and mainland China.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 and 2025.

Mainland China

Generally, our mainland China onshore subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under the tax laws and accounting standards of mainland China.

Beijing Gaotu was qualified as a high and new technology enterprise in August 2017, which reduced its enterprise income tax rate to 15%. Its qualification was renewed in November 2023 and it can continue to enjoy the 15% preferential tax rate until December 2026.

Beijing Lexuebang was qualified as a high and new technology enterprise during the year ended December 31, 2019. Its qualification was renewed in December 2022 and October 2025, and it can continue to enjoy the 15% preferential tax rate until 2028.

Beijing Yuexuebang has obtained a Software Enterprise Certificate in 2024 and renewed in 2025. It can be exempted from enterprise income tax for 2023 and 2024, and enjoy a reduced tax rate of 12.5% in 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	2,960,813	100.0	4,553,556	100.0	6,146,772	878,977	100.0
Cost of revenues(1)	(790,207)	(26.7)	(1,454,917)	(32.0)	(2,001,693)	(286,238)	(32.6)
Gross profit	2,170,606	73.3	3,098,639	68.0	4,145,079	592,739	67.4
Operating expenses
Selling expenses(1)	(1,501,200)	(50.7)	(2,963,736)	(65.1)	(3,289,064)	(470,330)	(53.5)
Research and development expenses(1)	(462,043)	(15.6)	(648,063)	(14.2)	(626,947)	(89,652)	(10.2)
General and administrative expenses(1)	(356,369)	(12.0)	(668,673)	(14.7)	(732,234)	(104,708)	(11.9)
Total operating expenses	(2,319,612)	(78.3)	(4,280,472)	(94.0)	(4,648,245)	(664,690)	(75.6)
Loss from operations	(149,006)	(5.0)	(1,181,833)	(26.0)	(503,166)	(71,951)	(8.2)
Interest income	75,829	2.6	70,384	1.5	39,919	5,708	0.6
Realized gains from investments	31,230	1.1	25,302	0.6	34,065	4,871	0.6
Other income, net	54,471	1.8	45,825	1.0	101,764	14,552	1.7
Income/(loss) before provision for income tax and share of results of equity investees	12,524	0.5	(1,040,322)	(22.9)	(327,418)	(46,820)	(5.3)
Income tax (expenses)/benefits	(10,657)	(0.4)	(8,632)	(0.2)	4,111	588	0.0
Share of results of equity investees	(9,165)	(0.3)	—	—	—	—	—
Net loss	(7,298)	(0.2)	(1,048,954)	(23.1)	(323,307)	(46,232)	(5.3)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	12,959	7,003	5,641	807
Selling expenses	8,603	9,267	5,748	822
Research and development expenses	17,012	8,942	7,795	1,115
General and administrative expenses	19,779	28,005	20,034	2,864
Total	58,353	53,217	39,218	5,608

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our net revenues increased by 35.0% from RMB4,553.6 million in 2024 to RMB6,146.8 million (US$879.0 million) in 2025. This increase was primarily due to the 23.0% increase in gross billings from RMB5,612.4 million in 2024 to RMB6,903.7 million in 2025.

Net revenues from learning services increased by 36.6% from RMB4,420.0 million in 2024 to RMB6,039.0 million (US$863.6 million) in 2025. This increase was primarily due to the continuous year-over-year growth of gross billings in traditional learning services and non-academic tutoring services in 2025 as a result of our sufficient and effective response to strong market demand.

Net revenues from educational content & digitalized learning products were RMB77.1 million (US$11.0 million) in 2025, compared with that of RMB83.9 million in 2024. This decrease was primarily attributable to the decreased sales amount in books businesses.

Net revenues from other revenue were RMB30.7 million (US$4.4 million) in 2025, compared with that of RMB49.7 million in 2024, primarily attributable to the decrease in software sales revenue from a third party.

Cost of revenues

Our cost of revenues increased by 37.6% from RMB1,454.9 million in 2024 to RMB2,001.7 million (US$286.2 million) in 2025. This increase was primarily due to expansion of instructors and tutors workforce, higher rental cost, and increased depreciation and amortization cost.

Gross profit

As a result of the foregoing, our gross profit increased by 33.8% from RMB3,098.6 million in 2024 to RMB4,145.1 million (US$592.7 million) in 2025. Our gross margin decreased from 68.0% in 2024 to 67.4% in 2025.

Operating expenses

Our total operating expenses increased by 8.6% from RMB4,280.5 million in 2024 to RMB4,648.2 million (US$664.7 million) in 2025.

Selling expenses. Our selling expenses increased by 11.0% from RMB2,963.7 million in 2024 to RMB3,289.1 million (US$470.3 million) in 2025. The increase was mainly due to the expansion of employees workforce of learning advisers and marketing personnel, as well as a higher expenditure on marketing and branding activities.

Research and development expenses. Our research and development expenses decreased by 3.3% from RMB648.1 million in 2024 to RMB626.9 million (US$89.7 million) in 2025, primarily due to decreases in personnel of content and technology development function.

General and administrative expenses. Our general and administrative expenses increased by 9.5% from RMB668.7 million in 2024 to RMB732.2 million (US$104.7 million) in 2025. This increase was primarily due to the expansion of employees workforce of general management and support personnel.

Loss from operations

We had loss from operations of RMB1,181.8 million in 2024 and loss from operations of RMB503.2 million (US$72.0 million) in 2025.

Interest income & realized gains from investments

Our interest income and realized gains from investments were RMB74.0 million (US$10.6 million) in 2025, compared with a total of RMB95.7 million in 2024. In both fiscal years, our interest income and realized gains from investments consisted primarily of interest earned from our cash and cash equivalents, short-term and long-term investments.

Other income, net

Other income is offset by other expenses. Other income, net increased by 122.1% from RMB45.8 million in 2024 to RMB101.8 million (US$14.6 million) in 2025, primarily due to the refund received from our ADR depositary bank in 2025.

Income tax (expenses)/benefits

We had income tax expenses of RMB8.6 million in 2024 and income tax benefits of RMB4.1 million (US$0.6 million) in 2025.

Net loss

As a result of the foregoing, we had a net loss of RMB1,049.0 million in 2024 and a net loss of RMB323.3 million (US$46.2 million) in 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2025.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

Historically, we offered a comprehensive set of online courses, which primarily included compulsory education academic after-school tutoring courses covering major subjects at all grades. However, the regulatory developments relating to after-school tutoring services, including the Alleviating Burden Opinion and its implementation measures, prohibit, among other things, academic AST providers from offering classes over contents outside of or in advance of the school curriculum. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In compliance with the Alleviating Burden Opinion, we ceased offering compulsory education academic subject tutoring services by the end of 2021. The cessation of compulsory education academic subject tutoring services and other actions we have taken to comply with the regulatory developments have materially and adversely affected and will continue to have a material adverse impact on our revenues in 2023, 2024, 2025 and subsequent periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —The cessation of the compulsory education academic subject tutoring services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	353,697	258,007	416,094	59,501
Net cash (used in)/generated from investing activities	(423,978)	620,821	(818,783)	(117,084)
Net cash used in financing activities	(90,480)	(205,302)	(214,140)	(30,622)
Effect of exchange rate changes	10,781	(17,139)	2,512	359
Net (decrease)/increase in cash, cash equivalents and restricted cash	(149,980)	656,387	(614,317)	(87,846)
Cash, cash equivalents and restricted cash at the beginning of the year	819,933	669,953	1,326,340	189,664
Cash, cash equivalents and restricted cash at the end of the year	669,953	1,326,340	712,023	101,818

Our principal source of liquidity has been cash generated from operating activities. As of December 31, 2025, we had RMB596.2 million (US$85.3 million) and RMB115.8 million (US$16.6 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash.

As of December 31, 2025, we had RMB2,708.8 million (US$387.4 million) and RMB551.6 million (US$78.9 million) in short-term investments and long-term debt investments, respectively. Our short-term and long-term investments generally consist of investments in financial products issued by banks, which contain a fixed or variable interest rate, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

As of December 31, 2025, our prepaid expenses and other current assets were RMB504.8 million (US$72.2 million). Our prepaid expenses and other current assets mainly consist of receivables from third parties, prepaid VAT and income tax, prepaid other service fees, and receivables from third-party payment platforms.

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

As of December 31, 2025, 93.3% of our cash and cash equivalents were held in mainland China, 6.6% in Hong Kong, and 0.1% in Singapore; 94.3% were denominated in Renminbi, 5.5% were denominated in U.S. dollars, 0.1% were denominated in Hong Kong dollars and 0.1% were denominated in Singapore dollars. As of December 31, 2025, 66.5% of our short-term and long-term investments were held in mainland China; 74.3% was denominated in Renminbi. As of December 31, 2025, 88.6% of our cash and cash equivalents and 65.9% of our short-term and long-term investments were held by the VIEs and their subsidiaries.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to the regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our revenues are denominated in Renminbi. Under existing foreign exchange regulations of mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

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

Operating activities

Net cash generated from operating activities in 2025 was RMB416.1 million (US$59.5 million), as compared to a net loss of RMB323.3 million (US$46.2 million). The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB112.8 million (US$16.1 million)in depreciation of property, equipment and software and amortization of intangible assets, RMB39.2 million (US$5.6 million) in share-based compensation, and (ii) a net increase in changes in operating assets and liabilities by RMB643.3 million (US$92.0 million), which was primarily attributable to an increase of RMB480.0 million (US$68.6 million) in deferred revenue due to the course delivery, an increase of RMB281.7 million (US$40.3 million) in accrued expenses and other current liabilities, an increase of RMB85.4 million (US$12.2 million) in prepaid expenses and other current assets and an increase of RMB28.1 million (US$4.0 million) in other assets.

Net cash generated from operating activities in 2024 was RMB258.0 million, as compared to a net loss of RMB1,049.0 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB65.0 million in depreciation of property, equipment and software and amortization of intangible assets, RMB53.2 million in share-based compensation, and (ii) a net increase in changes in operating assets and liabilities by RMB1,193.4 million, which was primarily attributable to an increase of RMB848.3 million in deferred revenue due to the course delivery, an increase of RMB421.0 million in accrued expenses and other current liabilities, an increase of RMB67.0 million in other assets and an increase of RMB14.3 million in prepaid expenses and other current assets.

Net cash generated from operating activities in 2023 was RMB353.7 million, as compared to a net loss of RMB7.3 million. The difference was primarily attributable to (i) non-cash items that primarily consisted of RMB58.4 million in share-based compensation, RMB54.2 million in depreciation of property, equipment and software and amortization of intangible assets, and (ii) a net increase in changes in operating assets and liabilities by RMB257.5 million, which was primarily attributable to an increase of RMB278.3 million in deferred revenue due to the course delivery, an increase of RMB202.7 million in accrued expenses and other current liabilities, an increase of RMB182.6 million in prepaid expenses and other current assets, and an increase of RMB45.2 million in other assets.

Investing activities

Net cash used in investing activities in 2025 was RMB818.8 million (US$117.1 million), primarily due to the purchase of short-term and long-term investments of RMB14,122.5 million (US$2,019.5 million) and payment for asset acquisition and business acquisition of RMB193.3 million (US$27.6 million), partially offset by the proceeds from the maturity of short-term and long-term investments of RMB13,666.4 million (US$1,954.3 million).

Net cash generated from investing activities in 2024 was RMB620.8 million, primarily due to proceeds from the maturity of short-term and long-term investments of RMB15,427.3 million, partially offset by the purchase of short-term and long-term investments of RMB14,806.1 million.

Net cash used in investing activities in 2023 was RMB424.0 million, primarily due to the purchase of short-term and long-term investments of RMB20,428.0 million, partially offset by proceeds from the maturity of short-term and long-term investments of RMB20,145.9 million.

Financing activities

Net cash used in financing activities in 2025 was RMB214.1 million (US$30.6 million), primarily due to repurchase of ordinary shares of RMB343.3 million (US$49.1 million), partially offset by the net proceeds from short-term and long-term loans of RMB129.2 million (US$18.5 million).

Net cash used in financing activities in 2024 was RMB205.3 million, primarily due to repurchase of ordinary shares.

Net cash used in financing activities in 2023 was RMB90.5 million, primarily due to repurchase of ordinary shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures, operating lease obligations and real estate purchase obligations.

Our capital expenditures primarily relate to leasehold improvements, real estate purchase, and investments in computers, network equipment and software, and intangible assets. Our capital expenditures were RMB40.8 million, RMB179.9 million and RMB362.8 million (US$51.9million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance, and short-term investments. We will continue to make capital expenditures to meet the expected growth of our business.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Operating lease commitments(1)	496.9	164.3	243.1	86.5	3.0
Real estate purchase obligations	181.7	181.7	—	—	—
Total	678.6	346.0	243.1	86.5	3.0

Note:

(1)
Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital commitments, obligations or guarantees as of December 31, 2025.

Holding Company Structure

Gaotu Techedu Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the VIEs may allocate a portion of its after-tax profits based on mainland China’s accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of December 31, 2025, we had a technology research and development team of 706 professionals.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation allowance for deferred tax asset

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgment. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Recently Issued Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Xiangdong Chen	54	Chairman of the Board of Directors and Chief Executive Officer
Jin Cui	68	Independent Director
Yiming Hu	54	Independent Director
Hao Sun	37	Independent Director
Nan Shen	41	Senior Vice President and Chief Financial Officer
Bin Luo	43	Senior Vice President

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

Mr. Hao Sun has served as our director since April 2025. Mr. Sun has also been a Tenured Professor in the Gaoling School of Artificial Intelligence at Renmin University of China since September 2025. Previously, Mr. Sun served as a Tenured Associate Professor at Renmin University of China from 2021 to 2025, following prior roles as a Tenure-Track Assistant Professor at Northeastern University in Boston from 2018 to 2021 and at the University of Pittsburgh from 2017 to 2018. Mr. Sun received his bachelor’s degree in civil engineering from Hohai University in 2010, his master’s and Ph.D. degrees in engineering mechanics from Columbia University in 2011 and 2014, respectively, and completed his postdoctoral training at MIT during 2014 to 2017. Mr. Sun’s research focuses on interdisciplinary AI with applications spanning science, engineering, and education. Mr. Sun has authored 90 peer-reviewed publications in top-tier journals such as Nature Machine Intelligence, Nature Computational Science, and Nature Communications, as well as leading AI conferences including ICLR, ICML, NeurIPS, and KDD.

Ms. Nan Shen has served as our chief financial officer since December 2018 and a senior vice president since October 2023. Ms. Shen has served as an independent director of So-Young International Inc. (NASDAQ: SY) since October 2023. Prior to joining us, Ms. Shen was the chief financial officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served multiple positions at PricewaterhouseCoopers between February 2012 to November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager of Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively, and received her executive MBA degree from Tsinghua University in 2025. Ms. Shen is a certified public accountant in China.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB3.3 million (US$465 thousand) and RMB2.5 million (US$360 thousand) in cash to our executive officers and non-executive directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In March 2019, our shareholders and board of directors adopted the Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Plan is 28,400,000 shares. The number of shares reserved increases automatically if and whenever the unissued shares reserved account for less than 1% of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under the Plan immediately after each such increase shall equal to 5% of the then issued and outstanding shares. As of February 28, 2026, a total of 584,774 options had been granted and remained outstanding and a total of 3,258,243 restricted share units had been granted and remained outstanding, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

Our directors and executive officers did not hold any outstanding options under the Plan as of February 28, 2026, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

As of February 28, 2026, our employees held 584,774 outstanding options with an exercise price of RMB0.01.

The following table summarizes, as of February 28, 2026, the outstanding restricted share units granted under the Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Vest
Nan Shen	189,467	March 31, 2022 and December 31, 2022	March 31, 2026, December 31, 2026, December 31, 2027 and December 31, 2028
Bin Luo	103,333	March 31, 2022 and December 31, 2022	March 31, 2026, December 31, 2026, December 31, 2027 and December 31, 2028
Yiming Hu	8,000	May 1, 2023	May 1, 2026
Jin Cui	8,000	May 1, 2023	May 1, 2026

As of February 28, 2026, our employees other than members of our directors and officers as a group held 2,949,443 outstanding restricted share units.

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

D. Employees

We had 7,767 employees as of December 31, 2023, 14,381 employees as of December 31, 2024, and 17,483 employees as of December 31, 2025. All of our full-time employees are located in mainland China. The following table sets forth the number of our employees by function as of December 31, 2025:

Function:	As of December 31, 2025
Instructors*	2,576
Tutors	3,928
Technology and content research and development	1,432
Sales and marketing	7,762
General and administrative	1,785
Total	17,483

Note:

* Include full-time instructors for delivering both online (including large-class, small-class, and one-on-one tutoring sessions) and offline learning services.

Besides full-time instructors and tutors, we also engage contract instructors and tutors to deliver our courses. As of December 31, 2025, we employed 2,576 full-time instructors and had 2,413 contract instructors. Our full-time employed instructors enter into employment contracts with us and deliver online courses from our headquarters in Beijing. Our contract instructors generally enter into service contracts with us and are not required to come into our office to deliver lessons. Our 2,576 full-time employed instructors also engage in content development activities. We also had 1,395 contract tutors as of December 31, 2025. Our contract tutors enter into service contracts with us and are responsible for addressing students’ in-class queries, correcting students’ post-class exercises, providing support to students after class, and instilling discipline in the students to attend the classes and learn.

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 158,969,176 ordinary shares outstanding as of February 28, 2026, comprising of 85,663,888 Class A Ordinary Shares and 73,305,288 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers*:
Larry Xiangdong Chen(1)	8,314,529	73,305,288	51.3%	90.6%
Jin Cui(2)	13,393	—	0.0%	0.0%
Yiming Hu(3)	16,235	—	0.0%	0.0%
Hao Sun(4)	—	—	—	—
Nan Shen(5)	530,758	—	0.3%	0.1%
Bin Luo(6)	1,739,812	—	1.1%	0.2%
All Directors and Executive Officers as a Group	10,614,727	73,305,288	52.8%	90.8%
Principal Shareholders:
Ebetter International Group Limited(1)	800,000	73,305,288	46.6%	89.6%

Notes:

* Except as indicated otherwise below, the business address of our directors and executive officers is 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2026.

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

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 7,514,529 Class A ordinary shares represented by 11,271,794 ADSs held by Mr. Larry Xiangdong Chen as of March 12, 2026. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The business address of Mr. Larry Xiangdong Chen is Pactera Building, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.
(2)
Represents 13,393 Class A ordinary shares represented by 20,090 ADSs held by Ms. Jin Cui as of March 12, 2026. The business address of Ms. Jin Cui is 202, Unit 4, Building 8, No.9, Yuyuantan South Road, Haidian District, Beijing, People’s Republic of China.
(3)
Represents 16,235 Class A ordinary shares represented by 24,353 ADSs held by Mr. Yiming Hu as of March 12, 2026. The business address of Mr. Yiming Hu is 908, Block A, West Four Ring, Haidian District, Beijing, People’s Republic of China.
(4)
The business address of Mr. Hao Sun is Office 1719, Lide Building, 59 Zhongguancun Street, Haidian District, Beijing, People’s Republic of China.
(5)
Represents 460,091 Class A ordinary shares represented by 690,137 ADSs held by Ms. Nan Shen as of March 12, 2026.
(6)
Represents (i) 93,169 Class A ordinary shares represented by 139,754 ADSs held by Mr. Bin Luo and (ii) 1,609,310 Class A ordinary shares represented by 2,413,965 ADSs held by Cheer Giant Development Limited (BVI), which is beneficially owned by Mr. Bin Luo as of March 12, 2026.

As of February 28, 2026, to our knowledge, 101,174,316 of our Class A ordinary shares are held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADR program, which holds 101,174,316 Class A ordinary shares, representing approximately 63.6% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In May 2023, upon the approval of audit committee, Mr. Larry Xiangdong Chen injected capital RMB15.0 million to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd, or GaoTuJiaPin. GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of Beijing Gaotu's subsidiaries. As a result of the capital injection, the Group's equity interest in GaoTuJiaPin was diluted from 100% to 40% and lost control over GaoTuJiaPin. The Group has significant influence over GaoTuJiaPin and accounts for the retained equity interest as an equity method investment in accordance with ASC 323.

Related party transaction and balance between the Group and GaoTuJiaPin were both immaterial in 2024 and 2025.

Contractual Arrangements with the VIEs

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, any special resolutions passed by our shareholders, and a list of the names of our current directors upon the payment of a fee to the Cayman Registrar). However, we will provide our shareholders with annual audited financial statements.

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

See “Exhibit 2.4—Description of Securities” attached to this Form 20-F for more descriptions of our securities.

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

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2025.However, no assurance can be given that we will not be or become a PFIC for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our consolidated VIEs or any of the subsidiaries of our consolidated VIEs is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any of the subsidiaries of our consolidated VIEs.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term investments of RMB3,095.6 million, U.S. dollar-denominated cash and cash equivalents, short-term investments and long-term investments of US$124.8 million, Hong Kong dollar-denominated cash and cash equivalents of HK$0.7 million and Singapore dollar-denominated cash and cash equivalents of S$0.1 million. Assuming we had converted RMB3,095.6 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.0000 as of the end of 2025, our U.S. dollar cash balance would have been US$567.6 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$611.9 million instead. Assuming we had converted US$124.8 million into RMB at the exchange rate of RMB6.9931 for US$1.0000 as of the end of 2025, our RMB cash balance would have been RMB3,969.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB3,890.2 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. During the year ended December 31, 2025, we received a total of US$5.6 million after tax contribution from the depository, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADR program. The payment we received was recognized in other income.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gaotu Techedu Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 22, 2026 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

April 22, 2026

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID: 1113), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025
	RMB	RMB
	(in thousands)
Audit fees (1)	10,650	10,930
Tax fees (2)	553	288

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 22, 2022, our board of directors authorized a share repurchase program (the “2022 Share Repurchase Program”), under which we may repurchase up to US$30 million of our ordinary shares, including shares represented by American depositary shares, effective until November 22, 2025. In November 2023, our board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025. In May 2025, our board of directors authorized a new share repurchase program (the “2025 Share Repurchase Program”), under which we may repurchase up to an aggregate value of US$100 million of our shares during the three-year period beginning upon the completion of our Share Repurchase Program. In September 2025, the 2022 Share Repurchase Program was completed. As of March 31, 2026, we had cumulatively repurchased approximately 31.8 million ADSs for approximately US$95.3 million under aforesaid two share repurchase programs.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the 2022 Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2022 Share Repurchase Program
Apr-25	2,097,699	2.8	2,097,699	14,669,984
May-25	1,597,359	3.6	1,597,359	8,962,986
Jun-25	892,713	3.6	892,713	5,585,964
Jul-25	494,644	3.6	494,644	3,791,745
Aug-25	301,940	3.6	301,940	2,689,274
Sep-25	724,809	3.6	724,809	—
Total	6,109,164	3.2	6,109,164	—

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the 2025 Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2025 Share Repurchase Program
Sep-25	273,531	3.6	273,531	99,071,448
Oct-25	800,060	3.1	800,060	96,546,415
Nov-25	968,619	2.6	968,619	93,979,053
Dec-25	1,124,617	2.4	1,124,617	91,272,119
Jan-26	876,115	2.4	876,115	89,123,764
Feb-26	785,367	2.2	785,367	87,389,968
Mar-26	1,343,375	2.0	1,343,375	84,667,443
Total	6,171,684	2.5	6,171,684	84,667,443

Additionally, Mr. Larry Xiangdong Chen announced in November 2022 that he intended to personally purchase up to US$20 million of our shares. As of March 31, 2026, Mr. Larry Xiangdong Chen had cumulatively purchased approximately 1.4 million ADSs on the open market under this share purchase program.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We relied on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders during each fiscal year under Section 302 of the NYSE Listed Company Manual. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2025. In addition, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. As a result of our election to follow home country practices, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Gaotu Techedu Inc., its subsidiaries, and the VIEs and their subsidiaries are included at the end of this annual report.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 26, 2022)
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.4

English translation of the executed form of the Powers of Attorney granted by shareholders of Beijing Gaotu, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.5

English translation of the Equity Interest Pledge Agreement among Beijing Lexuebang, Beijing Gaotu and shareholders of Beijing Gaotu dated March 16, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.6

English translation of the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang and Beijing Gaotu dated March 16, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.7

English translation of the Exclusive Call Option Agreement among Beijing Lexuebang, Beijing Gaotu and shareholders of Beijing Gaotu dated March 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of an individual shareholder of Beijing Gaotu, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

4.9

Supplementary Agreement among Beijing Lexuebang, Beijing Gaotu, shareholders of Beijing Gaotu, Beijing Yuexuebang and Wuhan Yuexuebang dated January 26, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-38923) filed with the SEC on April 26, 2021)

4.10

English translation of the Supplementary Agreement to the Exclusive Management Services and Business

Cooperation Agreement between Beijing Lexuebang and Beijing Gaotu dated November 30, 2024 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No.001-38923) filed with the SEC on April 22, 2025)

4.11*

English translation of the executed form of the Powers of Attorney granted by shareholders of Shanghai Duwen, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

4.12*	English translation of the Equity Interest Pledge Agreement among Beijing Lexuebang, Shanghai Duwen and shareholders of Shanghai Duwen dated May 1, 2025
4.13*	English translation of the Exclusive Management Services and Business Cooperation Agreement between Beijing Lexuebang and Shanghai Duwen dated May 1, 2025
4.14*	English translation of the Exclusive Call Option Agreement among Beijing Lexuebang, Shanghai Duwen and shareholders of Shanghai Duwen dated May 1, 2025
4.15*

English translation of executed form of the Spousal Consent Letter granted by the spouse of Guo Shuai, an individual shareholder of Shanghai Duwen, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

8.1*	Subsidiaries and variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-231275), as amended, initially filed with the Securities and Exchange Commission on May 8, 2019)

11.2

Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-38923) filed with the SEC on April 22, 2025)

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
97.1

Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F (file no. 001-38923) filed with the Securities and Exchange Commission on April 25, 2024)

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

Date: April 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gaotu Techedu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaotu Techedu Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Revenue recognition – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from tutoring fees that the Company charges students in advance for its learning services for the year ended December 31, 2025. The majority of the Company’s revenues is derived from its online large classes learning services. The principal consideration for our determination that occurrence assertion of online large classes learning services revenues is a critical audit matter is due to a high degree of auditor effort in performing procedures related to the Company's revenue recognition of online large classes learning services.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process with assistant with IT professionals, including controls over order initiation, order settlement, and revenue recognition of tuition fee. These procedures also included, among others, (i) testing of revenue transactions associated with online courses, on a sample basis, by agreeing the recorded revenue to supporting documents and testing the mathematical accuracy of the revenue recorded for the pertinent period; (ii) verifying cash collections recorded within the Company’s IT systems to the records of cash collections in bank statements on a sample basis.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2026

We have served as the Company’s auditor since 2018.

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,321,118	596,195	85,255
Restricted cash	5,222	115,828	16,563
Short-term investments (including available-for-sale debt securities of RMB985,642 and RMB2,212,717 as of December 31, 2024 and 2025, respectively)	1,845,242	2,708,788	387,352
Inventory, net	36,401	54,950	7,858
Prepaid expenses and other current assets, net	431,829	504,779	72,182
Total current assets	3,639,812	3,980,540	569,210
Non-current assets
Operating lease right-of-use assets	503,601	476,705	68,168
Property, equipment and software, net	670,237	1,009,132	144,304
Intangible assets, net	17,984	42,388	6,061
Land use rights, net	25,762	78,105	11,169
Long-term investments (including available-for-sale debt securities of RMB863,625 and RMB337,494 as of December 31, 2024 and 2025, respectively)	922,740	551,641	78,884
Goodwill	331	11,060	1,582
Rental deposit	45,834	49,199	7,035
Other non-current assets	1,776	916	131
TOTAL ASSETS	5,828,077	6,199,686	886,544
LIABILITIES
Current liabilities
Short-term borrowings of the consolidated VIEs without recourse to the Group	—	100,000	14,300
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB811,879 and RMB1,131,781 as of December 31, 2024 and 2025, respectively)	1,245,207	1,537,477	219,856
Amount due to related party of the consolidated VIEs without recourse to the Group	—	181,757	25,991
Deferred revenue, current portion (including current portion of deferred revenue of the consolidated VIEs without recourse to the Group of RMB1,867,096 and RMB2,288,255 as of December 31, 2024 and December 31, 2025, respectively)	1,867,096	2,289,322	327,369
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB114,471 and RMB129,258 as of December 31, 2024 and 2025, respectively)	147,635	136,709	19,549
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of RMB606 and RMB171 as of December 31, 2024 and December 31, 2025, respectively)	665	222	32
Total current liabilities	3,260,603	4,245,487	607,097

GAOTU TECHEDU INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIEs without recourse to the Group	218,797	276,620	39,556
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB337,258 and RMB309,940 as of December 31, 2024 and 2025, respectively)	344,609	316,703	45,288
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB70,316 and RMB75,248 as of December 31, 2024 and December 31, 2025, respectively)	70,604	75,248	10,760
Long-term borrowings of the consolidated VIEs without recourse to the Group	—	31,883	4,559
TOTAL LIABILITIES	3,894,613	4,945,941	707,260
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2024 and 2025; 101,974,316 shares issued as of December 31, 2024 and 2025; 95,317,937 and 86,673,876 shares outstanding as of December 31, 2024 and 2025)	68	68	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2024 and 2025, 73,305,288 shares issued and outstanding as of December 31, 2024 and 2025)	48	48	7
Treasury stock, at cost	(242,866)	(496,132)	(70,946)
Additional paid-in capital	7,991,421	7,933,515	1,134,478
Accumulated other comprehensive loss	(2,832)	(48,072)	(6,874)
Statutory reserves	66,042	66,042	9,444
Accumulated deficit	(5,878,417)	(6,201,724)	(886,835)
TOTAL SHAREHOLDERS' EQUITY	1,933,464	1,253,745	179,284
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,828,077	6,199,686	886,544

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	2,960,813	4,553,556	6,146,772	878,977
Cost of revenues (including share-based compensation expenses of RMB12,959, RMB7,003 and RMB5,641 for the years ended December 31, 2023, 2024 and 2025, respectively)	(790,207)	(1,454,917)	(2,001,693)	(286,238)
Gross profit	2,170,606	3,098,639	4,145,079	592,739
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB8,603, RMB9,267 and RMB5,748 for the years ended December 31, 2023, 2024 and 2025, respectively)	(1,501,200)	(2,963,736)	(3,289,064)	(470,330)
Research and development expenses (including share-based compensation expenses of RMB17,012, RMB8,942 and RMB7,795 for the years ended December 31, 2023, 2024 and 2025, respectively)	(462,043)	(648,063)	(626,947)	(89,652)
General and administrative expenses (including share- based compensation expenses of RMB19,779, RMB28,005 and RMB20,034 for the years ended December 31, 2023, 2024 and 2025, respectively)	(356,369)	(668,673)	(732,234)	(104,708)
Total operating expenses	(2,319,612)	(4,280,472)	(4,648,245)	(664,690)
Loss from operations	(149,006)	(1,181,833)	(503,166)	(71,951)
Interest income	75,829	70,384	39,919	5,708
Realized gains from investments	31,230	25,302	34,065	4,871
Other income, net	54,471	45,825	101,764	14,552
Income/(loss) before provision for income tax and share of results of equity investees	12,524	(1,040,322)	(327,418)	(46,820)
Income tax (expenses)/benefits	(10,657)	(8,632)	4,111	588
Share of results of equity investees	(9,165)	—	—	—
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(7,298)	(1,048,954)	(323,307)	(46,232)
Net loss per ordinary share
Basic	(0.04)	(6.12)	(1.98)	(0.28)
Diluted	(0.04)	(6.12)	(1.98)	(0.28)
Net loss per ADS
Basic	(0.03)	(4.08)	(1.32)	(0.19)
Diluted	(0.03)	(4.08)	(1.32)	(0.19)
Weighted average shares used in net loss per share
Basic	173,725,790	171,412,125	163,118,684	163,118,684
Diluted	173,725,790	171,412,125	163,118,684	163,118,684

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustments	29,804	22,894	(42,650)	(6,099)
Unrealized gains on available-for-sale investments (net of tax effect of RMB6,464, RMB3,251 and RMB3,252 for the years ended December 31, 2023, 2024 and 2025, respectively)	25,792	29,497	28,705	4,105
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB6,487, RMB3,288 and RMB2,770 for the years ended December 31, 2023, 2024 and 2025, respectively)	(24,743)	(22,014)	(31,295)	(4,475)
Total comprehensive income/(loss) attributable to Gaotu Techedu Inc.	23,555	(1,018,577)	(368,547)	(52,701)

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Attributable to shareholders of the Group
	Number of ordinary shares	Ordinary shares		Treasury stock, at cost	Additional paid-in capital	Accumulated other comprehensive (loss)/income	Statutory reserves	Accumulated deficit	Total Gaotu Techedu Inc. shareholders' equity
Balance as of January 1, 2023 in RMB	172,858,544	115		—	7,915,899	(64,062)	40,380	(4,796,503)	3,095,829
Net loss	—	—		—	—	—	—	(7,298)	(7,298)
Transfer to statutory reserves	—	—		—	—	—	9,845	(9,845)	—
Share-based compensation	—	—		—	58,353	—	—	—	58,353
Option exercised and restricted stock units vested	2,498,091	1		5,314	(5,304)	—	—	—	11
Repurchase of ordinary shares	(3,244,745)	—		(90,492)	—	—	—	—	(90,492)
Deconsolidation of a subsidiary (Note 17)	—	—		—	19,009	—	—	—	19,009
Foreign currency translation adjustments	—	—		—	—	29,804	—	—	29,804
Unrealized gains on available-for-sale investments	—	—		—	—	25,792	—	—	25,792
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(24,743)	—	—	(24,743)
Balance as of December 31, 2023 in RMB	172,111,890	116		(85,178)	7,987,957	(33,209)	50,225	(4,813,646)	3,106,265
Net loss	—	—		—	—	—	—	(1,048,954)	(1,048,954)
Transfer to statutory reserves	—	—		—	—	—	15,817	(15,817)	—
Share-based compensation	—	—		—	53,217	—	—	—	53,217
Option exercised and restricted stock units vested	1,917,933	—	*	49,753	(49,753)	—	—	—	—
Repurchase of ordinary shares	(5,406,598)	—		(207,441)	—	—	—	—	(207,441)
Foreign currency translation adjustments	—	—		—	—	22,894	—	—	22,894
Unrealized gains on available-for-sale investments	—	—		—	—	29,497	—	—	29,497
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(22,014)	—	—	(22,014)
Balance as of December 31, 2024 in RMB	168,623,225	116		(242,866)	7,991,421	(2,832)	66,042	(5,878,417)	1,933,464
Net loss	—	—		—	—	—	—	(323,307)	(323,307)
Share-based compensation	—	—		—	39,218	—	—	—	39,218
Option exercised and restricted stock units vested	1,904,192	—		89,261	(89,261)	—	—	—	—
Repurchase of ordinary shares	(10,548,253)	—		(342,527)	—	—	—	—	(342,527)
Assets acquisition (Note 3)	—	—		—	(7,106)	—	—	—	(7,106)
Business combination	—	—		—	(757)	—	—	—	(757)
Foreign currency translation adjustments	—	—		—	—	(42,650)	—	—	(42,650)
Unrealized gains on available-for-sale investments	—	—		—	—	28,705	—	—	28,705
Transfer to statements of operations of realized gains on available-for-sale investments	—	—		—	—	(31,295)	—	—	(31,295)
Balance as of December 31, 2025 in RMB	159,979,164	116		(496,132)	7,933,515	(48,072)	66,042	(6,201,724)	1,253,745
Balance as of December 31, 2025 in USD (Note 2)	159,979,164	17		(70,946)	1,134,478	(6,874)	9,444	(886,835)	179,284

* Absolute value is less than RMB 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property, equipment and software	50,732	60,985	104,076	14,883
Amortization of intangible assets and land use rights	3,510	3,986	8,770	1,254
Share of results of equity investees	9,165	—	—	—
Realized gains from investments	(31,230)	(25,302)	(34,065)	(4,871)
Disposal loss on assets	2,724	4,828	9,244	1,322
Share-based compensation	58,353	53,217	39,218	5,608
Fair value change of investments	(2,065)	(12,860)	(36,838)	(5,268)
Allowance for expected credit losses	10,807	1,800	1,572	225
Write-down of inventory	1,453	26,885	3,518	503
Impairment loss on long-lived assets	—	—	582	83
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	210,018	421,047	281,727	40,286
Operating lease right-of-use assets	41,262	128,465	166,631	23,828
Operating lease liabilities	(41,529)	(128,269)	(168,182)	(24,050)
Deferred revenue	278,288	848,272	480,049	68,646
Prepaid expenses and other current assets	(182,561)	(14,258)	(85,411)	(12,214)
Income tax payable	2,485	(3,613)	(443)	(63)
Other assets	(52,244)	(66,958)	(28,128)	(4,022)
Deferred tax assets	4,367	11,312	—	—
Deferred tax liabilities	(2,540)	(2,576)	(2,919)	(417)
Net cash generated from operating activities	353,697	258,007	416,094	59,501
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(19,314,820)	(14,635,262)	(13,569,433)	(1,940,403)
Proceeds from maturity of short-term investments	20,035,335	15,390,281	13,524,555	1,933,986
Purchase of property, equipment and software	(40,800)	(178,219)	(169,499)	(24,238)
Payment for asset acquisition	—	(1,696)	(161,062)	(23,032)
Payment for business combination, net of cash acquired	—	—	(32,220)	(4,607)
Purchase of long-term investments	(1,113,179)	(170,860)	(553,108)	(79,093)
Short-term loans to a third party (Note 4)	(600,000)	(540,000)	(293,000)	(41,898)
Repayment of short-term loans from a third party (Note 4)	498,800	719,200	293,000	41,898
Proceeds from redemption of long-term investments	110,594	37,027	141,856	20,285
Proceeds from disposal of property, equipment and software	92	350	128	18
Net cash (used in)/generated from investing activities	(423,978)	620,821	(818,783)	(117,084)

GAOTU TECHEDU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	12	—	—	—
Repurchase of ordinary shares	(90,492)	(205,302)	(343,360)	(49,100)
Proceeds from short-term loans	—	—	102,500	14,657
Proceeds from long-term loans	—	—	29,220	4,178
Repayments of short-term loans	—	—	(2,500)	(357)
Net cash used in financing activities	(90,480)	(205,302)	(214,140)	(30,622)
Effect of exchange rate changes	10,781	(17,139)	2,512	359
Net (decrease)/increase in cash, cash equivalents and restricted cash	(149,980)	656,387	(614,317)	(87,846)
Cash, cash equivalents and restricted cash at beginning of the year	819,933	669,953	1,326,340	189,664
Cash, cash equivalents and restricted cash at end of the year	669,953	1,326,340	712,023	101,818

Supplemental schedule of cash flow information
Income taxes paid (1)	1,437	3,293	691	99
Non-cash investing and financing activity
Payables for purchase of property, equipment and software	4,589	4,938	191,824	27,430
Right-of-use assets in exchange for new lease liabilities	156,534	639,386	332,428	47,537

(1)
For the year ended December 31, 2025, income taxes paid amounted to RMB691 in Chinese mainland, and nil in jurisdictions outside Chinese mainland.

The accompanying notes are an integral part of the consolidated financial statements.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

GSX Techedu Inc. was incorporated under the laws of the Cayman Islands in August 2014 and the name changed to Gaotu Techedu Inc. (the “Company” or the “Parent Company”) in June 2021. The Company, its subsidiaries, the consolidated variable interest entities and variable interest entities’ subsidiaries (collectively the “Group”) are currently engaged in the business of providing learning services and educational content and digitalized learning products in the People’s Republic of China(“PRC”).

Beijing BaiJiaHuLian Technology Co., Ltd was founded in June 2014, as a limited liability company in the PRC, and the name changed to Beijing BaiJia Technology Co., Ltd in September 2020 and then changed to Gaotu Education Technology Group Co., Ltd (“Beijing Gaotu”) in July 2021. Shanghai Duwen Education Technology Co., Ltd (“Shanghai Duwen”) was founded in January 2025, as a limited liability company in the PRC. Beijing Gaotu, Shanghai Duwen (collectively “VIEs”) and their subsidiaries are primarily engaged in providing learning services and educational content and digitalized learning products in mainland China.

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant laws and regulations of mainland China, the Company operates substantially all of its business through its VIEs and their subsidiaries. On April 28, 2015, the Company, through BaiJiaHuLian HK Holdings Limited (“BaiJiaHuLian HK”) and its subsidiary in mainland China, Beijing Lexuebang Network Technology Co., Ltd. (“Beijing Lexuebang”), entered into a series of contractual arrangements with Beijing Gaotu, and the shareholders of Beijing Gaotu. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment (collectively the “Original Agreement”). The Original Agreements were amended in March 2019 with no significant differences. In connection with the amendment and as part of the Group’s efforts to streamline the corporate structure, the Group removed six existing nominee shareholders as parties to the contractual arrangements with Beijing Gaotu and its shareholders. The rights and obligations of these nominee shareholders under these contractual arrangements have been assumed by Mr. Larry Xiangdong Chen.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On January 26, 2021, Beijing Lexuebang, Wuhan Yuexuebang Network Technology Co., Ltd (“Wuhan Yuexuebang”) and Beijing Yuexuebang Network Technology Co., Ltd (“Beijing Yuexuebang”) (collectively the “WFOEs”), entered into a supplementary agreement (“Supplementary Agreement”) with Beijing Gaotu, and the shareholders of Beijing Gaotu. According to the Supplementary Agreement, each of Wuhan Yuexuebang and Beijing Yuexuebang became a party to the Original Agreement, enjoyed the same rights of Beijing Lexuebang under the Original Agreement and jointly assume the obligations of Beijing Lexuebang thereunder.

On November 30, 2024, the WFOEs entered into a Supplementary Agreement to the Exclusive Management Services and Business Cooperation Agreement with Beijing Gaotu and the shareholders of Beijing Gaotu. Pursuant to the Supplementary Agreement, certain significant subsidiaries are included in the list of the subsidiaries of Beijing Gaotu attached as Appendix II of the Exclusive Management Services and Business Cooperation Agreement.

On May 1, 2025, the Company, through BaiJiaHuLian HK and Beijing Lexuebang, entered into a series of contractual arrangements with Shanghai Duwen, and the shareholders of Shanghai Duwen. The series of contractual agreements include an Exclusive Management Services and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment.

The Group believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of VIEs and their subsidiaries, and (2) receive the economic benefits of the VIEs and their subsidiaries that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and their subsidiaries.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company’s major subsidiaries, the VIEs and VIEs’ major subsidiaries as of December 31, 2025 were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries:
BaiJiaHuLian HK	Aug 18, 2014	Hong Kong, China	100%	Holding company
Beijing Lexuebang	Jan 12, 2015	Beijing, China	100%	Education technical services
Wuhan Yuexuebang	May 25, 2020	Wuhan, China	100%	Education technical services
Beijing Yuexuebang	Nov 24, 2020	Beijing, China	100%	Education technical services
Chengdu Yuexuebang Network Technology Co., Ltd ("Chengdu Yuexuebang")	Oct 20, 2023	Chengdu, China	100%	Education technical services
Shanghai Chuxuebang Network Technology Co., Ltd ("Shanghai Chuxuebang")	Feb 18, 2021	Shanghai, China	100%	Education technical services
Wuhan Lexuebang Network Technology Co., Ltd ("Wuhan Lexuebang")	Jan 16, 2025	Wuhan, China	100%	Education technical services

VIEs:
Beijing Gaotu	Jun 4, 2014	Beijing, China	100%	Education services
Shanghai Duwen	May 1, 2025	Shanghai, China	100%	Education services

VIEs' major subsidiaries:
Beijing GaoTuYunFan Technology Co., Ltd ("GaoTuYunFan")	May 14, 2015	Beijing, China	100%	Education services
Beijing GaoTuYunJi Education Technology Co., Ltd ("GaoTuYunJi")	Jul 18, 2017	Beijing, China	100%	Education services
Zhengzhou GaoTuYunJi Education Technology Co., Ltd ("ZhengzhouGaoTu")	Jan 19, 2020	Zhengzhou, China	100%	Education services
Guangzhou XingHuo Online Computer Technology Co., Ltd ("Guangzhou XingHuo")	Aug 18, 2022	Guangzhou, China	100%	Education services
Guangzhou GaoTu Technology Co., Ltd ("GuangzhouGaoTu")	Dec 9, 2022	Guangzhou, China	100%	Education services
Chengdu GaoTuXingHui Technology Training School Co., Ltd ("Chengdu Xinghui")	Mar 30, 2023	Chengdu, China	100%	Education services

The English names above are for identification purpose only.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Details of the contractual agreements are set forth below.

•
Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOEs, the VIEs and the shareholders of the VIEs, the WFOEs has the exclusive right to provide or designate any third-party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to the WFOEs in an amount determined by the WFOEs in its sole discretion. Without the prior written consent of the WFOEs, the VIEs and their subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. The WFOEs own the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the laws or regulations of mainland China. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by the WFOEs with a written notice. Unless otherwise required by applicable the laws of mainland China, the VIEs and their shareholders do not have any right to terminate the agreement.

•
Agreements that provide the Company effective control over the VIEs:

Equity Pledge Agreement

Under the equity interest pledge agreement among the WFOEs, the VIEs and their shareholders, the VIEs’ shareholders pledged all of their equity interests of the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the WFOEs may exercise the right to enforce the pledge immediately. The WFOEs may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among the WFOEs, the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably granted the WFOEs a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable laws and regulations of mainland China at the WFOEs’ sole and absolute discretion to the extent permitted by the laws of mainland China. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to the WFOEs or its designee(s). The VIEs and their shareholders covenant that, without the WFOEs’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIEs; (ii) transfer or otherwise dispose of their equity interests in the VIEs; (iii) change the VIEs' registered capital; (iv) amend the VIEs’ articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIEs’ assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100; (vi) cause the VIEs to enter into any major contracts or terminate any material contracts to which one of the VIEs is a party; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIEs; or (ix) allow the VIEs to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by the WFOEs at its discretion or the entire equity interests in the VIEs have been transferred to the WFOEs or its designees.

Powers of Attorney

Pursuant to the powers of attorney executed by the VIEs’ shareholders, each of them irrevocably authorized the WFOEs or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive management services and business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

•
Risks in relation to VIE structure

The Company believes that the contractual arrangements with the VIEs and their shareholders are in compliance with existing laws and regulations of mainland China and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•
the VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
•
the VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs’ or the Group’s use of financing sources or otherwise restrict the VIEs’ or the Group’s ability to conduct business.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•
The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.
•
If the legal structure and contractual arrangements were found to be in violation of the laws and regulations of mainland China, the PRC government may restrict or prohibit the Group’s business and operations in mainland China, and the Group could be subject to severe penalties or be forced to relinquish the company's interests in those operations.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs and their subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over the VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from the VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2024 and 2025 the VIEs and their subsidiaries accounted for an aggregate of 58.56% and 77.02%, respectively, of the Group’s consolidated total assets, and 87.82% and 91.49%, respectively, of the Group’s consolidated total liabilities.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2024 and 2025, and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	496,489	514,955
Restricted cash	5,222	115,828
Short-term investments	593,393	2,083,401
Inventory, net	36,401	54,950
Prepaid expenses and other current assets, net	392,016	399,829
Total current assets	1,523,521	3,168,963
Operating lease right-of-use assets	460,193	448,837
Property, equipment and software, net	622,641	960,856
Intangible assets, net	17,984	16,697
Land use rights, net	25,762	78,105
Long-term investments	727,571	64,393
Goodwill	331	331
Rental deposit	33,688	36,297
Other non-current assets	1,424	742
Total non-current assets	1,889,594	1,606,258
Total assets	3,413,115	4,775,221

Short-term borrowings	—	100,000
Accrued expenses and other current liabilities	811,879	1,131,781
Amount due to related party	—	181,757
Deferred revenue, current portion	1,867,096	2,288,255
Operating lease liabilities, current portion	114,471	129,258
Income tax payable	606	171
Total current liabilities	2,794,052	3,831,222
Deferred revenue, non-current portion	218,797	276,620
Operating lease liabilities, non-current portion	337,258	309,940
Deferred tax liabilities	70,316	75,248
Long-term borrowings	—	31,883
Total non-current liabilities	626,371	693,691
Total liabilities	3,420,423	4,524,913

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	2,960,813	4,552,921	6,126,081
Net income	598,211	39,838	717,230
Net cash generated from operating activities	919,990	1,227,747	1,450,232
Net cash (used in)/generated from investing activities	(1,157,633)	896,344	(1,075,743)
Net cash generated from financing activities	—	—	129,220

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of their consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Non-consolidated variable interest entities

The Company holds variable interest in certain third parties but is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of the third parties. Therefore, they are concluded as non-consolidated variable interest entities of the Company. The variable interests in the third parties companies held by the Company are in the form of loans and receivables, the size and nature of which are disclosed in Note 4(3).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments accounted for term deposits, available-for-sale debt investments or elected to measure at fair value, receivables from third-party payment platforms and other liabilities.

As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, restricted cash, short-term investments, receivables from third-party payment platforms and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The fair value of the Group’s long-term investments is determined based on the prevailing interest rates in the market as of December 31, 2024 and 2025.

Foreign currency translation and transactions

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is the RMB.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions - continued

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ equity and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive income/(loss), change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Debt securities investments

As of December 31, 2024 and 2025, the Group’s debt securities include term deposits, available-for-sale investments, and investments elected to measure at fair value, which were classified to short-term investments accounted for those with original maturities no longer than one year and long-term investments accounted for those with original maturities greater than one year.

Term deposits

Term deposits represent deposits in commercial banks with original maturities of more than three months and up to one year. As of December 31, 2024 and 2025, the balances of term deposits were RMB146,928 and RMB247,038, respectively.

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

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2024 and 2025, the available-for-sale debt investments were recorded with unrealized gain amounted to RMB59,241 and RMB72,485, respectively. No impairment loss on investments was recorded during the years ended December 31, 2023, 2024 and 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Furniture and office equipment	3-5 years
Software	2-10 years
Building	35-50 years
Leasehold improvement	Shorter of the lease term or estimated economic life

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

Category	Estimated useful life
Land use rights, net	37-50 years

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As part of the annual goodwill impairment test, the Group first performs a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test is performed to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value. No impairment loss on goodwill was recorded during the years ended December 31, 2023, 2024 and 2025.

Intangible assets, net

Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives of intangible assets are as follows:

Category	Estimated useful life
Student base	2 years
Trademark	10 years
License	1.5-10 years

Impairment of long-lived assets other than goodwill

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. During the years ended December 31, 2023, 2024 and 2025, the Group recorded nil, nil and RMB582 of impairment losses of long-lived assets.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term and long-term borrowings

Short-term and long-term borrowings are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Upfront issuance costs and debt discounts or premiums are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

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

Disaggregation of revenue

For the years ended December 31, 2023, 2024 and 2025, substantially all of the Group’s revenues were generated in mainland China. Additionally, substantially all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segment.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues
- Learning services	2,872,901	4,419,964	6,039,033
- Educational content & digitalized learning products	55,980	83,930	77,089
- Other revenue	31,932	49,662	30,650
Total net revenues	2,960,813	4,553,556	6,146,772

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Contract balances

Contract cost

The Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. As of December 31, 2024 and 2025, the balance of contract cost was both nil.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities

The following table provides information about the Group's contract liabilities and refund liability arising from contract with customers.

	Year ended December 31,
	2024	2025
	RMB	RMB
Deferred revenue, current portion	1,867,096	2,289,322
Deferred revenue, non-current portion	218,797	276,620
	2,085,893	2,565,942
Refund liability	127,969	125,813

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2024 and January 1, 2025 were substantially all recognized as revenue during the years ended December 31, 2024 and 2025, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each of the type of classes provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2025, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB2,565,942. The Group expects to recognize revenue of RMB2,289,322 and RMB169,403 related the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB107,217 recognized thereafter.

Cost of revenues

Cost of revenues mainly consists of compensations to instructors and tutors, rental expenses, depreciation of properties and equipment, teaching materials and bandwidth costs.

Advertising expenses

The Group expenses advertising costs as they are incurred. Total advertising expenses were RMB775,234, RMB1,565,549 and RMB1,693,744 for the years ended December 31, 2023, 2024 and 2025, respectively, and have been included as part of selling expenses.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group. Government subsidies are recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2023, 2024 and 2025, RMB6,469, RMB34,906 and RMB30,125 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

Value added taxes (“VAT”)

The Group’s educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with tax rule.

In accordance with Circular Cai Shui 2016 No. 68, the general-VAT-payers who provide non-academic education services could elect a simple VAT collection method and apply for a VAT rate of 3%. Some of the Group’s subsidiaries elect to apply for a VAT rate of 3%.

The Group’s revenue on sales of goods is subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 13% for general-VAT-payer entities in accordance with tax rule.

In accordance with The Ministry of Finance and State Administration of Taxation Announcement (2021 No.10), the Group’s revenue on book sales enjoy exemption policy from January 1, 2021 to December 31, 2024. Based on the Announcement on Continuously Implementing Value-Added Tax Preferential Policy for Publicity and Culture (2023 No.60), the exemption period was further extended to December 31, 2027.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group measures the cost of employee share options and restricted stock units (“RSUs”) based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB1,057,129 and RMB671,515 as of December 31, 2024 and 2025, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term and long-term investments and receivables from third-party payment platforms were deposited in financial institutions located in mainland China.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2023, 2024 and 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively. The adoption impacted the income tax disclosures but did not have impact on the consolidated balance sheet, the consolidated statement of operations and the consolidated statements of cash flows. The required disclosures are included in Note 14.

Recent issued Accounting Pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied either prospectively or retrospectively. The Group is currently evaluating the impact of adopting these standards.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group is currently evaluating the impact of adopting ASU 2025-05.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent issued Accounting Pronouncements not yet adopted - continued

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Group is currently evaluating the impact of adopting ASU 2025-06.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted . The Group is currently evaluating the impact of adopting ASU 2025-10.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

3. ASSETS ACQUISITION

The Group did not make any material asset acquisitions during the year ended December 31, 2023 and 2024.

In April 2025, the Company entered into an agreement with a related party, which was controlled by the founder and the chief executive officer (“CEO”) of the Company Mr. Larry Xiangdong Chen, to acquire 100% of equity interest of Zhengzhou Weizhen Culture Technology Co., Ltd. (“Zhengzhou Weizhen”) for a consideration of RMB166,000. The underlying assets of Zhengzhou Weizhen is an office building. The Company utilizes the building as a campus premise. As of December 31, 2025, the total acquisition consideration to the transferor has been fully paid.

In November 2025, the Company entered into an agreement with a related party, which was controlled by Mr. Larry Xiangdong Chen to acquire 100% of equity interest of Zhengzhou You’ai Culture Technology Co., Ltd. (“Zhengzhou You’ai”) for a consideration of RMB206,600. The underlying assets of Zhengzhou You’ai are four buildings under construction, which were topped out in November 2025. The Company intends to utilize the buildings as a campus premise upon completion. As of December 31, 2025, the Group had a future obligation to the transferor related to the acquisition amounting to RMB181,736, which was disclosed as the amount due to related party in balance sheet.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid VAT and income tax(1)	142,178	152,479
Prepaid other service fees(2)	119,828	112,618
Receivables from third parties(3)	159,007	166,304
Staff advance	15,764	11,308
Other receivables (4)	10,628	74,320
Total	447,405	517,029
Less: Allowance for expected credit losses	(15,576)	(12,250)
	431,829	504,779

(1)
Prepaid VAT and income tax mainly consist of VAT input that is expected to offset with VAT output tax or to be transferred out in the future related to 2024 and 2025.
(2)
Prepaid other service fees mainly consist of prepayment of advertising fees and cloud server hosting fees. The prepayments of advertising fees and cloud server hosting fees are generally short-term in nature and are amortized over the related service period.
(3)
Receivables from third parties include receivables from non-consolidated variable interest entities raised from disposal of assets and technical support services in 2022, rent and sales of inventory from 2022 to 2025.
(4)
Other receivables include the receivable insurance recoveries from the insurer resulted from the putative securities class action filed on April 17, 2020 in the U.S. District Court for the District of New Jersey, in which the Group and certain of its officers have been named as defendants. The action alleges that the Group made false and misleading statements regarding the Group’s business and operations in violation of the federal securities laws. On February 19, 2026, the Court granted preliminary approval of the settlement and set the Settlement Hearing for June 4, 2026. In accordance with the agreed settlement amount with the Plaintiffs, the Group has recognized USD9,500 receivable from the insurer and a corresponding USD9,500 payable to the Plaintiffs.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Electronic equipment	157,147	189,838
Building	489,929	629,032
Leasehold improvement	203,857	264,949
Furniture and office equipment	14,298	24,296
Software	19,842	22,388
Construction in progress	786	173,436
Total	885,859	1,303,939
Less: Accumulated depreciation	(215,622)	(294,807)
	670,237	1,009,132

Depreciation expenses were RMB50,732, RMB60,985 and RMB104,076 for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment loss on property, equipment and software was recorded during the years ended December 31, 2023, 2024 and 2025.

6. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Land use rights	29,788	84,376
Less: Accumulated amortization	(4,026)	(6,271)
	25,762	78,105

Amortization expenses for land use right were RMB805, RMB806 and RMB1,195 for the years ended December 31, 2023, 2024 and 2025. Future amortization expense is RMB1,894 for each of the next five years through December 31, 2030 and thereafter.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

7. GOODWILL

Goodwill consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Beginning balance	331	331
Addition(1)	—	10,729
Ending balance	331	11,060

(1)
Represent the goodwill resulted from business combination in 2025. The Group acquired another company for USD2,900 and RMB12,000, primarily to support its existing learning service.

8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Student base	12,510	17,910
Trademark	1,675	1,675
License	24,937	51,907
Total	39,122	71,492
Less: Accumulated amortization	(11,307)	(18,691)
Accumulated impairment loss	(9,831)	(10,413)
	17,984	42,388

The Group recognized amortization expense of RMB2,705, RMB3,180 and RMB7,575 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the Group expects to recognize amortization expenses of RMB12,317, RMB9,880, RMB7,963, RMB7,790 and RMB4,438 for the next five years, respectively, and nil thereafter.

The Group recorded nil, nil and RMB582 of impairment losses on intangible assets during the years ended December 31, 2023, 2024 and 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Salary and welfare payable	606,098	707,526
Accrued marketing expense	214,022	318,527
Other accrued expense	228,981	256,052
Refund liability (1)	127,969	125,813
Other tax payable	61,059	51,572
Other payables (2)	7,078	77,987
	1,245,207	1,537,477

(1)
Refund liability represents the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.
(2)
Other payables include payable to the plaintiffs resulted from the putative securities class action as described in Note 4(4).

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

10. SHORT-TERM AND LONG-TERM BORROWINGS

The components of short-term and long-term borrowings were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term borrowings(1)	—	100,000
Long-term borrowings(2)	—	31,883
	—	131,883

(1)
The short-term borrowings consisted of borrowings without collaterals from well-known financial institutions, with interest rate of 2.1% or 2.25% and will be repaid within one year. The borrowings were mainly used to supplement the Group’s working capital for daily operations.
(2)
The long-term borrowings consisted of borrowings with collateral of RMB32,445 which comprised of land use right and are fully guaranteed by Mr. Larry Xiangdong Chen and a related party. The borrowings have an interest rate of 90 base points below loan prime rate issued by the National Interbank Funding Center on the withdraw date and will be repaid within six years. The borrowings were mainly used for buildings construction, which will be used as a campus premise upon completion.

As of December 31, 2025, the long-term borrowings will be repaid according to the following schedule:

As of December 31, 2025
RMB
2026	—
2027	1,594
2028	9,565
2029	6,377
2030	6,377
2031 and thereafter	7,970
31,883

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

As of December 31, 2024 and 2025, short-term and long-term investments measured at fair value are as follows:

	Fair value measurement as of December 31, 2025
	Quoted prices in active market for identical assets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	—	2,137,269	75,448	2,212,717
Investments elected to measure at fair value
- Wealth management products	—	—	249,033	249,033
Long-term investments:
Available-for-sale debt investments
- Wealth management products	—	62,393	275,101	337,494
Investments elected to measure at fair value
- Wealth management products	—	—	212,147	212,147
Total	—	2,199,662	811,729	3,011,391

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (Level 3).

Level 3 investments
RMB
Balance as of December 31, 2024	—
Initial recognition	2,074,411
Unrealized gain	24,468
Disposals	(1,269,129)
Foreign exchange difference	(18,021)
Balance as of December 31, 2025	811,729

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

The Group’s available-for-sale debt investments and investments elected to measure at fair value as of December 31, 2024 and 2025 mainly consist of wealth management products purchased from banks. Those wealth management products with fair value which is determined based on the quoted market prices currently available on the website of the bank have been categorized as Level 1. Those wealth management products are valued using directly or indirectly observable inputs in the market place have been categorized as Level 2. The remaining wealth management products which are unobservable inputs to the valuation methodology have been categorized as Level 3.

A summary of available-for-sale investments during the years ended December 31, 2024 and 2025 is presented as below:

	As of December 31, 2025
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	2,147,254	65,463	—	—	2,212,717
Long-term investments:
Available-for-sale debt investments
- Wealth management products	330,472	7,022	—	—	337,494
Total	2,477,726	72,485	—	—	2,550,211

	As of December 31, 2024
	Original cost	Unrealized gains	Unrealized loss	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale debt investments
- Wealth management products	966,011	19,631	—	—	985,642
Long-term investments:
Available-for-sale debt investments
- Wealth management products	824,015	39,610	—	—	863,625
Total	1,790,026	59,241	—	—	1,849,267

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

11. FAIR VALUE MEASUREMENT - continued

Measured at fair value on a recurring basis - continued

For the years ended December 31, 2024 and 2025, a gain of RMB12,860 and RMB36,838 resulting from changes in fair value of the products under fair value option was recorded in other income, respectively.

As of December 31, 2025, RMB2,212,717 available-for-sale investments and RMB249,033 investments elected to measure at fair value will mature within one year, RMB337,494 available-for-sale investments and RMB214,147 investments elected to measure at fair value will mature more than one year.

Measured at fair value on a non-recurring basis

The Group’s non-financial assets, such as property, equipment and software and acquired intangible assets, would be measured at fair value on a non-recurring basis whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group recorded nil, nil and RMB582 of impairment losses on intangible assets during the years ended December 31, 2023, 2024 and 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 0 to 10 years. The Group determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm. The Group did not grant any share options during the years ended December 31, 2023, 2024 and 2025.

A summary of options activities during the year ended December 31, 2025 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2025	838,694	0.01	16.06	4.18	20,102
Granted	—	—	—
Exercised	(165,720)	0.01	12.72
Forfeited	(88,200)	0.01	12.72
Options outstanding at December 31, 2025	584,774	0.01	17.50	3.24	14,225
Options vested and expected to vest as of December 31, 2025	584,774	0.01	17.50	3.24	14,225
Options exercisable as of December 31, 2025	—	—	—	—	—

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. SHARE-BASED COMPENSATION - continued

Share options - continued

The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 were RMB12,071, RMB2,577 and RMB2,107 respectively. Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 were RMB41,271, RMB20,102 and RMB14,225 respectively.

The Group recognizes compensation expenses related to options over the estimated service period for each separate vesting portion of the award as if the award is in substance, multiple awards.

As of December 31, 2025, there was RMB1,731 of unrecognized compensation expenses related to options expected to be recognized over a weighted average period of 3.24 years.

Restricted Stock Units (“RSU”)

Under the Plan, the Group granted 970,400 RSUs to employees at an exercise price of nil per share during the year ended December 31, 2025. The vesting period of these RSUs ranged from 0 to 6 years. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested RSUs. In the event that the employment with the Group is terminated for any reason prior to vesting in the RSUs, the holder’s right to the unvested RSUs will terminate immediately. The non-vested RSUs will be repurchased by the Group at no cost.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The aggregate fair values of RSUs are measured at the fair value of the Group’s ordinary shares on the grant date which were RMB39,977, RMB87,699 and RMB36,380 during the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, there was RMB56,937 unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 2.32 years. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2023, 2024 and 2025 was RMB28.84, RMB40.61 and RMB37.49 per RSU, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

12. SHARE-BASED COMPENSATION - continued

Restricted Stock Units (“RSU”) - continued

A summary of the RSUs activity during the year ended December 31, 2025 is presented below:

RSUs
Unvested balance at January 1, 2025	4,652,285
Granted	970,400
Vested	(1,738,471)
Forfeited	(463,637)
Unvested balance at December 31, 2025	3,420,577

The Group recognized RMB58,353, RMB53,217 and RMB39,218 of compensation expenses for all options and RSUs granted for the years ended December 31, 2023, 2024 and 2025, respectively.

13. ORDINARY SHARES

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

In November 2022, the Company’s board of directors authorized a share repurchase program(“2022 Share Repurchase Program”), under which the Company may repurchase up to USD30,000 of its ordinary shares, including shares represented by American depositary shares, effective until November 2025. In November 2023, the Company's board of directors authorized modifications to its existing share repurchase program, by increasing the aggregate value of shares that may be repurchased from USD30,000 to USD80,000, effective until November 22, 2025.

In May 2025, the Company's board of directors authorized a new share repurchase program (“2025 Share Repurchase Program”), under which the Company may repurchase up to an aggregate value of USD100,000 of its shares during the three-year period beginning upon the completion of the Company's 2022 Share Repurchase Program. In 2025, the Company had cumulatively repurchased 10,548,253 shares for approximately USD47,493 under its existing share repurchase programs.

During the year ended December 31, 2025, the Company reissued 1,904,192 shares of treasury stock in connection with the exercise of options and the vesting of RSUs.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary BaiJiaHuLian HK is located in Hong Kong. From April 2018, BaiJiaHuLian HK is subject to an income tax rate of 8.25% for the first HKD2 million of assessable profit and 16.5% for profit exceeding HKD2 million. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2024 and 2025.

The Company’s subsidiary, the VIEs and VIEs’ subsidiaries, which were entities incorporated in mainland China (the “Mainland China entities”), are subject to mainland China Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant income tax laws of mainland China, which have adopted a unified income tax rate of 25% since January 1, 2008 with the following exceptions.

Beijing Gaotu qualified as a High and New Technology Enterprise (the “HNTE”) from 2017 through 2022 and accordingly was entitled to the 15% preferential tax rate during the period. The HNTE qualification has been renewed in 2023 and is set to expire by 2026.

Beijing Lexuebang also qualified as a HNTE from 2019 through 2024 and accordingly was entitled to the 15% preferential tax rate during the period. The HNTE qualification has been renewed in 2025 and is set to expire by 2028.

Beijing Yuexuebang obtained the qualification of the Software Enterprise Certificate in February 2024 and renewed in 2025. Therefore, Beijing Yuexuebang adopted exemption from EIT for the years 2023 and 2024, and can enjoy a reduced tax rate of 12.5% in 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

Income (loss) before income taxes consists of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	2,277	(1,040,744)	(411,103)
Non-Chinese mainland	10,247	422	83,685
Income/(loss) before income tax	12,524	(1,040,322)	(327,418)

For the year ended December 31, 2025, income tax benefit amounted to RMB4,111 in Chinese mainland, and income tax expense amounted to nil in jurisdictions outside Chinese mainland.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax (expenses)/ benefits	(8,744)	123	169
Deferred tax (expenses)/benefits	(1,913)	(8,755)	3,942
	(10,657)	(8,632)	4,111

The principle components of deferred tax assets were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Deductible temporary difference related to advertising expenses	786,469	893,927
Net operating loss carrying forwards	827,031	782,319
Transfer of intangible assets	1,002	833
Accrued liabilities	1,891	1,904
Total deferred tax assets	1,616,393	1,678,983
Less: valuation allowance	(1,616,393)	(1,678,983)
Deferred tax assets, net	—	—

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

The movements of valuation allowance for the years end December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the period	1,351,067	1,397,121	1,616,393
Acquisitions	—	—	49,056
Additions	46,054	219,272	13,534
Balance at end of the period	1,397,121	1,616,393	1,678,983

The principle components of deferred tax liabilities were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax liabilities:
Building and land use right	65,706	63,906
Intangible assets	4,475	10,589
Unrecognized gains of investments	423	753
Total deferred tax liabilities	70,604	75,248

As of December 31, 2025, the Group had net operating loss carried forward of RMB3,941,813 from the Company’s Mainland China entities, which will expire on various dates from December 31, 2025 to December 31, 2034.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to operations was as follow:

	Year ended December 31,
	2023	2024
	RMB	RMB
Income/(loss) before provision for income tax and share of results of equity investees	12,524	(1,040,322)
Income tax (expense)/benefits computed at an applicable tax rate of 25%	(3,131)	260,081
Effect of permanent differences	(27,346)	(34,587)
Effect of research and development super-deduction	44,935	52,705
Effect of preferential tax rate	17,480	(67,850)
Effect on tax rates in different tax jurisdictions	3,459	291
Change in valuation allowance	(46,054)	(219,272)
	(10,657)	(8,632)

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

	Year ended December 31,
	2025
	RMB	Percent
Loss before income tax	(327,418)
Income tax benefits at PRC statutory rate	81,855	25.0%
Other jurisdictions' tax effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	19,915	6.1%
Hong Kong	1,067	0.3%
Other foreign jurisdictions	(61)	0.0%
Effect of changes in tax laws or rates enacted in the current year	—	0.0%
Effect of cross-border tax laws	—	0.0%
Change in valuation allowance	(13,493)	(4.1)%
Nontaxable or nondeductible items
Non-taxable income	—	0.0%
Non-deductible expenses	(4,390)	(1.3)%
Share-based compensation expenses	(2,446)	(0.7)%
Others	(1,944)	(0.6)%
Changes in unrecognized tax benefits	—	0.0%
Other adjustments
Effect of preferential tax rate	(114,066)	(34.9)%
Effect of research and development super-deduction	31,596	9.7%
Others	1,688	0.5%
Income tax benefits	4,111	1.3%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

14. INCOME TAXES - continued

If Beijing Gaotu, Beijing Lexuebang and Beijing Yuexuebang did not enjoy income tax preferential tax rates, tax expenses would have increased by RMB17,480 for the years ended December 31, 2023, tax benefits would decreased by RMB67,850 and RMB49,001 for the years ended December 31, 2024 and 2025, respectively. The decrease in basic and diluted net income per ordinary share was approximately RMB0.10 for the years ended December 31, 2023, the increase in basic and diluted net loss per ordinary share was RMB0.40 and RMB0.30 for the years ended December 31, 2024 and 2025, respectively.

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2025. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

Aggregate undistributed earnings of the Company’s mainland China subsidiaries and the VIEs that are available for reinvestment. Upon distribution of such earnings, the Company will be subject to mainland China EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the mainland China. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed from the VIEs to WFOEs in a manner that would not be subject to income tax.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

15. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic net loss per share calculation
Numerator:
Net loss	(7,298)	(1,048,954)	(323,307)
Net loss attributed to ordinary shareholders for computing net loss per ordinary shares -basic	(7,298)	(1,048,954)	(323,307)
Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary shares-basic	173,725,790	171,412,125	163,118,684
Net loss per ordinary share attributable to ordinary shareholders-basic	(0.04)	(6.12)	(1.98)
Diluted net loss per ordinary share calculation
Denominator:
Weighted average ordinary shares basic outstanding	173,725,790	171,412,125	163,118,684
Effect of potentially diluted stock options	—	—	—
Effect of potentially diluted RSUs	—	—	—
Weighted average ordinary shares outstanding used in computing net loss per ordinary shares-diluted	173,725,790	171,412,125	163,118,684
Net loss per ordinary share attributable to ordinary shareholders-diluted	(0.04)	(6.12)	(1.98)

For the years ended December 31, 2023, 2024 and 2025, 6,022,173, 5,480,652 and 4,005,351 potential ordinary shares in connection with RSUs and share options were excluded from the calculation of diluted net loss per ordinary share due to their anti-dilutive effect.

16. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Labor regulations of mainland China require that the Group’s mainland China entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB176,965, RMB372,257 and RMB360,761 for the years ended December 31, 2023, 2024 and 2025, respectively.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

17. RELATED PARTY TRANSACTION

In May 2023, Mr. Larry Xiangdong Chen invested RMB15,000 to obtain 60% of the equity interest of Beijing GaoTuJiaPin Technology Co., Ltd (“GaoTuJiaPin”). GaoTuJiaPin is a company engaged in livestreaming e-commerce, which was formerly one of the VIEs' subsidiaries.

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

Upon the completion of such deconsolidation, the Company no longer has control over Gaotu Jiapin, but has the ability to exercise significant influence over it and accounts for the retained equity interest as an equity method investment. The Group recorded share of loss on GaoTuJiaPin amounted to nil and nil for the years ended December 31, 2024 and 2025.

Related party transaction and balance between the Group and GaoTuJiaPin were both immaterial in 2024 and 2025. Related party transaction between the Group and Mr. Larry Xiangdong Chen incurred in 2025 were described in Note 3.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

18. LEASE

Operating leases

The Group’s leases consist of operating leases for administrative office spaces in different cities in mainland China. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2024 and 2025, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2025, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2023, 2024 and 2025 was RMB40,772, RMB153,880 and RMB183,800, and was recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expense on the consolidated statements of operations. Short-term lease expenses were immaterial for the years ended December 31, 2023, 2024 and 2025.

The noncash decrease of operating lease right-of-use assets due to early terminations and modifications was RMB192,694 for the year ended December 31, 2025.

	Year ended December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	117,774	171,977
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	639,386	332,428
Weighted average remaining lease term:
Operating leases	4.0	3.6
Weighted average discount rate:
Operating leases	6.8%	5.4%

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

18. LEASE - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2025:

RMB
Year ending December 31,
2026	164,256
2027	137,409
2028	105,723
2029	66,533
2030	19,934
2031 and thereafter	3,014
Less: imputed interest	(43,457)
Total	453,412

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

19. CONTINGENCIES

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for and such liability on a regular basis.

The Group and certain of our officers were named as defendants in a putative securities class action filed in federal court in December 2022. The case was purportedly brought on behalf of a class of persons who purchased the Company’s ADSs between March 5, 2021 and July 23, 2021, inclusive, and allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding the forthcoming Chinese regulations and their impact on the Company, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. As of December 31, 2025, the case is still in its preliminary stage. As the lawsuit progress or the amount of potential loss cannot be reasonably estimated, the Group did not record any liabilities pertaining to the class action lawsuit as of December 31, 2025.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

20. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Group is currently engaged in providing learning services and educational content & digitalized learning products. The CODM uses consolidated net income to measure segment profit or loss, allocate resources, and assess performance. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in mainland China and all of the Group’s long-lived assets are located in mainland China. See Note 2 for description of the Company’s disaggregated revenues. Significant segment expenses are presented in the Company’s consolidated statements of operations.

GAOTU TECHEDU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Because the Group’s mainland China entities can only be paid out of distributable profits reported in accordance with accounting standards of mainland China, the Group’s entities in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves and additional paid-in capital of the Group’s entities in mainland China. The aggregate amount of paid-in capital, statutory reserves and additional paid-in capital, which is the amount of net assets of the Group’s entities in mainland China not available for distribution, were RMB4,764,041 and RMB3,987,548 as of December 31, 2024 and 2025, respectively.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD

Cash and cash equivalents	220,713	40,725	5,824
Short-term investments	516,647	530,738	75,895
Prepaid expenses and other current assets, net	1,816	72,245	10,331
Amounts due from subsidiaries and VIEs	6,437,387	5,904,835	844,379
Total current assets	7,176,563	6,548,543	936,429

Long-term investments	174,122	340,681	48,717

TOTAL ASSETS	7,350,685	6,889,224	985,146

Accrued expenses and other current liabilities	5,778	76,280	10,908
Amounts due to subsidiaries and VIEs	108,083	119,257	17,054
Total current liabilities	113,861	195,537	27,962

Deficit of investments in subsidiaries and VIEs	5,303,360	5,439,942	777,900

TOTAL LIABILITIES	5,417,221	5,635,479	805,862

Class A ordinary shares (par value of USD0.0001 per share; 800,000,000 shares authorized as of December 31, 2024 and 2025; 101,974,316 shares issued as of December 31, 2024 and 2025; 95,317,937 and 86,673,876 shares outstanding as of December 31, 2024 and 2025)	68	68	10
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2024 and 2025, 73,305,288 shares issued and outstanding as of December 31, 2024 and 2025)	48	48	7
Treasury stock, at cost	(242,866)	(496,132)	(70,946)
Additional paid-in capital	7,991,421	7,933,515	1,134,478
Accumulated other comprehensive loss	(2,832)	(48,072)	(6,874)
Statutory reserves	66,042	66,042	9,444
Accumulated deficit	(5,878,417)	(6,201,724)	(886,835)
TOTAL SHAREHOLDERS’ EQUITY	1,933,464	1,253,745	179,284
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	7,350,685	6,889,224	985,146

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
General and administrative expenses	(8,477)	(19,828)	(11,612)	(1,660)
Total operating expenses	(8,477)	(19,828)	(11,612)	(1,660)
Loss from operations	(8,477)	(19,828)	(11,612)	(1,660)
Equity in loss of subsidiaries and VIEs	(28,414)	(1,051,659)	(401,372)	(57,396)
Income from non-operations	29,593	22,533	89,677	12,824
Loss before income tax	(7,298)	(1,048,954)	(323,307)	(46,232)
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)
Other comprehensive income/(loss), net of tax:
Change in cumulative foreign currency translation adjustments	29,804	22,894	(42,650)	(6,099)
Unrealized gains on available-for-sale investments (net of tax effect of RMB6,464, RMB3,251 and RMB3,252 for the years ended December 31, 2023, 2024 and 2025, respectively)	25,792	29,497	28,705	4,105
Transfer to statements of operations of realized gains on available-for-sale investments (net of tax effect of RMB6,487, RMB3,288 and RMB2,770 for the years ended December 31, 2023, 2024 and 2025, respectively)	(24,743)	(22,014)	(31,295)	(4,475)
Total comprehensive income/(loss)	23,555	(1,018,577)	(368,547)	(52,701)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share, per share and per ADS data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,298)	(1,048,954)	(323,307)	(46,232)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries and VIEs	28,414	1,051,659	401,372	57,396
Realized gains from investments	(4,946)	(7,773)	(20,357)	(2,911)
Fair value change of fair value option	(5,301)	(5,547)	(20,925)	(2,992)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	4,145	(517)	(70,428)	(10,072)
Accrued expenses and other current liabilities	(436)	(1,085)	67,327	9,627
Net cash generated from/(used in) operating activities	14,578	(12,217)	33,682	4,816

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to subsidiaries	(250,744)	(74,245)	(372,796)	(53,309)
Repayment from subsidiaries	402,800	325,466	641,002	91,662
Purchase of short-term and long-term investments	(2,085,667)	(1,440,673)	(1,842,375)	(263,456)
Proceeds from redemption of short-term and long-term investments	2,116,220	1,533,082	1,662,408	237,721
Net cash generated from investing activities	182,609	343,630	88,239	12,618

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	12	—	—	—
Repurchase of ordinary shares	(90,492)	(205,302)	(343,360)	(49,100)
Net cash used in financing activities	(90,480)	(205,302)	(343,360)	(49,100)
Effect of exchange rate changes	(11,982)	(3,854)	41,451	5,928
Net increase/(decrease) in cash and cash equivalents	94,725	122,257	(179,988)	(25,738)
Cash and cash equivalents at beginning of the year	3,731	98,456	220,713	31,562
Cash and cash equivalents at end of the year	98,456	220,713	40,725	5,824

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries were over 25% of the consolidated net assets of the Group as of December 31, 2025.

2. INVESTMENT IN SUBSIDIARIES AND VIEs AND VIEs’ SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

3. CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in mainland China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.